                                    ABFS(SM)
                      AMERICAN BUSINESS FINANCIAL SERVICES
                               OFFER TO EXCHANGE
               UP TO $40,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF
                    SENIOR COLLATERALIZED SUBORDINATED NOTES
                                     AND/OR
                           UP TO 80,000,000 SHARES OF
                   10.0% SERIES A CONVERTIBLE PREFERRED STOCK
             FOR UP TO $80,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF
                 INVESTMENT NOTES ISSUED PRIOR TO MAY 15, 2004

-------------------------------------------------------------------------------
           EXCHANGE OFFER EXPIRATION: DECEMBER 31, 2004 AT 5:00 P.M.,
               PHILADELPHIA, PENNSYLVANIA TIME, UNLESS EXTENDED.
-------------------------------------------------------------------------------

MATERIAL TERMS OF THIS EXCHANGE OFFER

     o We are offering to exchange each $1,000 of your principal amount of investment notes issued prior to May 15, 2004, referred to as investment notes in this document, that you elect to tender for the following:

    OPTION 1:

        o $500 in principal amount of senior collateralized subordinated notes having interest rates based upon the current interest rate on the investment notes tendered as described in this offer to exchange; and

        o 500 shares of 10.0% Series A convertible preferred stock, referred to as Series A preferred stock in this document (the senior collateralized subordinated notes and Series A preferred stock are collectively referred to as new securities in this document).

                                       OR


    OPTION 2:

        o    1,000 shares of the Series A preferred stock.

     o You do not have to tender all of your investment notes to participate in this exchange offer. We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized subordinated notes. If Option 2 is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00.

                            ------------------------

             THE DATE OF THIS OFFER TO EXCHANGE IS DECEMBER 1, 2004

     o We will exchange up to $80,000,000 in aggregate principal amount of investment notes that are validly tendered, not withdrawn and accepted by us, prior to the expiration of the exchange offer, on a first come first serve basis.

     o We are permitted to issue a maximum of $40,000,000 in aggregate principal amount of senior collateralized subordinated notes subject to the satisfaction of certain collateralization requirements described herein and up to 80,000,000 shares of the Series A preferred stock in connection with the exchange offer.

     o The consummation of the exchange offer is not contingent upon any minimum number of investment notes tendered, however, we are required to meet certain collateralization requirements with respect to the senior collateralized subordinated notes described herein. We intend to conduct a closing on the exchange offer on December 31, 2004, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing after December 31, 2004.

     o The consummation of the exchange offer is subject to certain conditions, including, without limitation, consent of one of our lenders and the approval by our stockholders of a proposal to authorize the issuance of the Series A preferred stock and the common stock issuable upon the conversion of the Series A preferred stock as required under the applicable provisions of the NASDAQ Marketplace Rules.

     o You may withdraw your tender of investment notes or change your choice of new securities at any time before our acceptance of the tendered investment notes for exchange and a closing occurs. The first closing will occur on December 31, 2004. If the exchange offer is extended beyond December 31, 2004 and you tender your investment notes after December 31, 2004, you may withdraw investment notes which were tendered subsequent to December 31, 2004 or change your choice of new securities at any time before the expiration of the extended exchange offer.

     o We may cancel this exchange offer or change the terms of this exchange offer at any time prior to the expiration of the exchange offer. See "This Exchange Offer -- Amendment of This Exchange Offer" on page 74.

     o If holders of the investment notes validly tender, in the aggregate, more than $80,000,000 in aggregate principal amount of investment notes for new securities, only the first $80,000,000 of investment notes tendered (or such lesser amount as is necessary for us to satisfy our collateralization requirements) will be exchanged. Investment notes tendered for new securities that are not accepted because the aggregate amount tendered exceeds $80,000,000 (or such lesser amount as is necessary for us to satisfy our collateralization requirements) will be returned to the holder if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted. See "This Exchange Offer -- No Proration of Investment Notes" on page 66.

     o If we are unable to satisfy the collateral requirements described in this document applicable to the issuance of the additional senior collateralized subordinated notes in this exchange offer for any reason, we reserve the right to reduce the amount of the senior collateralized subordinated notes to be issued in this exchange offer and reduce the maximum amount of tenders we will accept accordingly. In this event, the amount of validly tendered investment notes accepted by us will be reduced pro rata such that the amount of senior collateralized subordinated notes issued in this exchange offer satisfies the applicable collateralization requirements.

     o See "Federal Income Tax Consequences of This Exchange Offer" on page 115 for more information regarding the tax consequences of this exchange offer.

     o We do not intend to apply to list the senior collateralized subordinated notes or the Series A preferred stock on any stock exchange or the NASDAQ Stock Market. We have applied to have the common stock issuable upon the conversion of the Series A preferred stock listed on the NASDAQ Stock Market.

     o We will not receive any cash proceeds from the exchange offer. See "Use of Proceeds" on page 64.

     o If the conditions to this exchange offer are satisfied, or waived by us (other than legal requirements that cannot be waived by us), we will accept for exchange the first $80,000,000 (or such lesser amount as is necessary for us to satisfy our collateralization requirements) in aggregate principal amount of investment notes that are validly tendered and not withdrawn before 5:00 p.m., Philadelphia, Pennsylvania time, on the expiration date of this exchange offer. To validly tender your investment notes please follow the instructions described in this document and in the letter of transmittal. See "This Exchange Offer -- Procedures for Exchanging Investment Notes" on page
        70. If the conditions are not satisfied or waived or if we otherwise terminate this exchange offer, tendered investment notes will be returned, without expense to you.

   BOTH THE ACCEPTANCE AND REJECTION OF THIS EXCHANGE OFFER INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE NUMEROUS RISK FACTORS AND THE OTHER INFORMATION SET FORTH IN THIS OFFER TO EXCHANGE BEFORE YOU DECIDE TO INVEST IN THE NEW SECURITIES. SEE "RISK FACTORS" ON PAGE 28 FOR A DISCUSSION OF MATERIAL RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER, AN INVESTMENT IN THE SENIOR COLLATERALIZED SUBORDINATED NOTES AND SHARES OF THE SERIES A PREFERRED STOCK AND THE RETENTION OF THE INVESTMENT NOTES.

   THE OFFER OF THE NEW SECURITIES CONTEMPLATED IN THE EXCHANGE OFFER IS MADE PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), PROVIDED BY
SECTION 3(A)(9) THEREOF AND, ACCORDINGLY, THE OFFER OF SUCH SECURITIES HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION.

   THE NEW SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   We have not entered into any arrangement or understanding with any person to distribute the senior collateralized subordinated notes or the Series A preferred stock to be received in the exchange offer and, to the best of our information and belief, each person participating in the exchange offer is acquiring the senior collateralized subordinated notes or the Series A preferred stock in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the senior collateralized subordinated notes or the Series A preferred stock.

   We made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder, and no person has been authorized by us to give any information or to make any representations in connection with the exchange offer other than those contained or incorporated by reference in this offer to exchange and, if given or made, such other information or representation must not be relied upon as having been authorized. Neither the delivery of this offer to exchange nor the exchange of senior collateralized subordinated notes and the Series A preferred stock for investment notes in this exchange offer shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

   NEITHER WE, NOR OUR BOARD OF DIRECTORS OR OUR EXECUTIVE OFFICERS MAKE ANY RECOMMENDATION TO HOLDERS OF THE INVESTMENT NOTES AS TO WHETHER TO EXCHANGE OR REFRAIN FROM EXCHANGING THEIR INVESTMENT NOTES. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF INVESTMENT NOTES MUST MAKE THEIR OWN DECISION WHETHER TO EXCHANGE INVESTMENT NOTES PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF INVESTMENT NOTES TO EXCHANGE.

   THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL WE ACCEPT TENDERS FOR EXCHANGE FROM, HOLDERS OF INVESTMENT NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                               TABLE OF CONTENTS


About This Offer to Exchange .............................................     1

Where You Can Find More Informationn .....................................     1

Summary ..................................................................     3

Risk Factors .............................................................    28

Forward-Looking Statements ...............................................    64

Use of Proceeds ..........................................................    64

Capitalization ...........................................................    65

This Exchange Offer ......................................................    66

Selected Financial Data ..................................................    77

Comparison of the Investment Notes, the Senior Collateralized
  Subordinated Notes and the Series A Preferred Stock.....................    80

Terms of the Debentures ..................................................    91

Terms of the Series A Preferred Stock ....................................   107

Beneficial Ownership of Investment Notes by Directors and Executive
  Officers................................................................   111

Recent Transactions in the Investment Notes ..............................   111

Description of Capital Stock .............................................   111

Certain Provisions of Delaware Law and Our Certificate of Incorporation
  and Bylaws..............................................................   113

Federal Income Tax Consequences of This Exchange Offer ...................   115

Management's Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................   120

Business .................................................................   238

Management ...............................................................   266

Principal Stockholders ...................................................   269

Market for Common Stock and Related Stockholder Matters ..................   271

Plan of Distribution .....................................................   274

Experts ..................................................................   274

Index to Financial Statements ............................................   F-1

Exhibit A -- Form of Indenture Related to the Senior Collateralized
  Subordinated Notes......................................................   A-1

Exhibit B -- Certificate of Designation Related to the Series A Preferred
  Stock...................................................................   B-1

                          ABOUT THIS OFFER TO EXCHANGE


   You should read this offer to exchange carefully. This offer to exchange contains information you should consider when making a decision about this exchange offer. You should rely only on the information provided or incorporated by reference in this offer to exchange. We have not authorized anyone else to provide you with different or additional information. This offer to exchange is not an offer to sell new securities to, and it is not soliciting an offer to buy any securities from, any person in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this offer to exchange is accurate as of any date other than the date on the front page of this offer to exchange.

                        WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC in this document. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of new securities with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

   The following documents that we filed with the SEC, as well as all other reports filed with the SEC (File No. 0-22474) since June 30, 2004, are incorporated by reference in this offer to exchange:

          SEC FILING                                  PERIOD
------------------------------   -----------------------------------------------
Annual Report on Form 10-K                     June 30, 2004
Annual Report on Form 10-K/A                   June 30, 2004
(Amendment No. 1)
Quarterly Report on Form 10-Q                  September 30, 2004
Current Report on Form 8-K                     November 23, 2004
Current Report on Form 8-K                     November 15, 2004
Current Report on Form 8-K                     November 5, 2004
Current Report on Form 8-K                     October 27, 2004
Current Report on Form 8-K                     October 22, 2004
Current Report on Form 8-K                     September 20, 2004
Current Report on Form 8-K                     September 17, 2004
Current Report on Form 8-K                     August 23, 2004
Current Report on Form 8-K                     July 31, 2004

   You may read and copy any reports, statements and other information we file with or furnish to the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet website, www.sec.gov. We also make this information available free of charge on our website, www.abfsonline.com, as soon as reasonably practicable after filing with the SEC. Except as indicated above, the information on these websites is not and should not be considered part of this document and is not incorporated into this offer to exchange by reference. These websites are, and are only intended to be, inactive textual references.

   Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

   We will provide, at no cost, to each person to whom this offer to exchange is delivered, upon written or oral request, copies of any of the indentures related to the investment notes or any information incorporated by reference. Requests should be directed to: Stephen
M. Giroux, Esquire, Executive Vice President, General Counsel and Secretary, American Business Financial Services, Inc., The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107; (215) 940-4000.

   We will act as the exchange agent for this exchange offer. We will answer any questions from holders of the investment notes with respect to the mechanics of this exchange offer solely by reference to the terms of this offer to exchange, and holders may contact us at the addresses and telephone number listed below:

   American Business Financial Services, Inc., Attn: Exchange Agent, P.O. Box 11716, Philadelphia, PA 19101-9928; telephone: 1-800-597-7004.

   Hand Deliveries, registered mail and overnight courier deliveries should be made to:

   American Business Financial Services, Inc.
   Attn: Exchange Agent
   The Wanamaker Building
   100 Penn Square East
   Philadelphia, PA 19107

                                     SUMMARY


   The following summary highlights some information from this offer to exchange. It may not contain all of the information that may be important to you. To understand this exchange offer fully and for a more complete description of the legal terms of this exchange offer, you should read carefully this entire offer to exchange and the other documents to which we have referred you, including the letter of transmittal accompanying this offer to exchange. See "Where You Can Find More Information" on page 1.

GENERAL INFORMATION REGARDING OUR BUSINESS

   American Business Financial Services, Inc. is a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned us to increase our operations in the western portion of the United States, especially California. Through our principal direct and indirect subsidiaries, we currently originate, sell and service home equity and purchase money mortgage loans, to which we refer as home mortgage loans, secured by first or second mortgages on one-to-four family residences, which may not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers. During the first quarter of fiscal 2005, 91.0% of loans originated by us were secured by first mortgages and 9.0% of loans originated by us were secured by second mortgages. During fiscal 2004, 89.9% of loans originated by us were secured by first mortgages and 10.1% of loans originated by us were secured by second mortgages. See "Business -- Lending Activities -- Home Mortgage Loans" on page 243 for a description of our home mortgage loan lending activities.

   Additionally, we service loans to businesses secured by real estate and other business assets that we had originated and sold in prior periods, which we refer to in this document as business purpose loans. To a very limited extent, we also originate business purpose loans. Our originations of business purpose loans during the first quarter of fiscal 2005 and the fiscal year ended June 30, 2004 totaled less than $1.0 million. To the extent we obtain a credit facility to fund business purpose loans, we may originate and sell business purpose loans in future periods.

   Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. This type of borrower is commonly referred to as a subprime borrower. Loans made to subprime borrowers are frequently referred to as subprime loans. Financial institutions utilize a credit rating system referred to as a FICO score to evaluate the creditworthiness of borrowers and as a means to establish their risk associated with lending to a particular borrower. The higher the FICO score, which can range from 300 to 850, the more creditworthy the borrower is. Generally, borrowers with FICO scores of 720 to 850 would receive the most favorable interest rates. During the three months ended September 30, 2004 and fiscal 2004, the average FICO score of our subprime home mortgage borrowers was 632 and 623, respectively. According to Standard & Poor's, subprime lenders issued securitized transactions with mixed collateral (fixed and adjustable-rate mortgage loans) with a range of average FICO scores between 584 and 642 during the second quarter of calendar 2004.

   Our business strategy has generally involved the sale of substantially all of the loans we originate through a combination of loan sales with servicing released, which we refer to as whole loan sales, and securitizations. Our determination as to whether to dispose of loans through securitizations or whole loan sales depends on a variety of factors including market conditions, profitability and cash flow considerations. From 1995 through the fourth quarter of fiscal 2003, we elected to utilize securitization transactions extensively due to the favorable conditions we experienced in the securitization markets. We generally realized higher gain on sale in our securitization transactions than on whole loan sales for cash. In whole loan sale transactions, the gain on sale is significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. Due to our inability to securitize our loans in the fourth quarter of fiscal 2003, we adjusted our business strategy to emphasize more whole loan sales. The use of whole loan sales enables us to more rapidly generate cash flow, protect against volatility in the securitization markets and reduce risks inherent in retaining an interest in the securitized loans. However, unlike securitizations, where we may retain the right to service the loans we sell for a fee, which we refer to as servicing rights, whole loan sales are typically structured as a sale with servicing rights released and do not result in our receipt of interest-only strips. As a result, using whole loan sales more extensively in the future will reduce our income from servicing activities and limit the amount of securitization assets created. Of the $629.7 million of loans originated by us during the three months ended September 30, 2004, approximately 52% of these loans were sold in whole loan sales with servicing released and the remainder were on our balance sheet at September 30, 2004. Of the $982.7 million of loans originated by us in fiscal 2004, at June 30, 2004, approximately 10% of these loans were securitized, approximately 60% of these loans were sold in whole loan sales with servicing released and the remainder were on our balance sheet at June 30, 2004 as available for sale pending future sale. We do not intend to hold any of these loans on our balance sheet permanently. See "-- Recent Developments" on page 5, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Whole Loan Sales" on page 182 and "Business -- Whole Loan Sales" on page 257.

   When we securitize loans originated by our subsidiaries, we may retain interests in the securitized loans in the form of interest-only strips and servicing rights, which we refer to as our securitization assets. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust involves a sale and pledge of the financial assets, as well as providing representations and warranties regarding these transferred assets, depending on the particular transaction. Next, the trust sells a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights and may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the interest represented by the notes or certificates sold to investors in the securitizations. This interest in the cash flows generated by the securitized loans is called an interest-only strip. See "Business -- Securitizations" on page 255 for further information.

   Loans and leases in which we have interests, either because the loans and leases are on our balance sheet or sold into securitizations in which we have retained interests, are referred to as our total portfolio. The managed portfolio includes loans held on our balance sheet and loans serviced for others.

   In addition to other sources, we fund our operations with subordinated debentures that we offer from our principal operating office located in Philadelphia, Pennsylvania. We offer these subordinated debentures without the assistance of an underwriter or broker-dealer. At September 30, 2004, we had $490.0 million in subordinated debentures outstanding. These subordinated debentures had a weighted-average interest rate of 10.30% and a weighted-average remaining maturity of 11.5 months at September 30, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127.

   Our principal corporate office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at The Wanamaker Building, 100 Penn Square East, Philadelphia, Pennsylvania 19107. The telephone number at the Philadelphia office is (215) 940-4000. We maintain a web site on the World Wide Web at www.abfsonline.com. The information on our web site is not and should not be considered part of this document and is not incorporated into this offer to exchange by reference. This web site is only intended to be an inactive textual reference.

RECENT DEVELOPMENTS

   THE PRIOR EXCHANGE OFFERS. On December 1, 2003 and May 14, 2004, we mailed an Offer to Exchange, referred to as the prior exchange offers in this document, to holders of our subordinated debentures issued prior to April 1, 2003 and November 1, 2003, respectively. Holders of such subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock.

   The senior collateralized subordinated notes issued in the prior exchange offers are secured by a security interest in certain cash flows originating directly or indirectly from interest-only strips of certain of our subsidiaries held by ABFS Warehouse Trust 2003-1, a special purpose entity, with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes issued in the prior exchange offers plus priority lien obligations granted to certain of our senior lenders secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes (including accrued and unpaid interest) outstanding and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. In the event of insolvency, bankruptcy or liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay the priority lien obligations and all of the senior collateralized subordinated notes outstanding, the deficiency portion of the senior collateralized subordinated notes issued in this exchange offer will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries, and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding, any existing and future subordinated debentures issued by us and other unsecured debt. At September 30, 2004, there were priority lien obligations securing senior debt totaling $47.6 million which are also secured by these assets. In addition, we anticipate incurring additional priority lien obligations in connection with new financing transactions. These priority lien obligations rank senior in right of payment to the senior collateralized subordinated notes. In addition, subsequent to September 30, 2004, we transferred $63.5 million of interest-only strips held in ABFS Warehouse Trust 2003-1 to a lender in connection with a financing structured as a repurchase facility which transferred assets are not available to repay the senior collateralized subordinated notes. Assuming the issuance of $40.0 million of senior collateralized subordinated notes in this exchange offer and based upon the $97.5 million of such notes outstanding as of September 30, 2004, there would be a maximum of $137.5 million of senior collateralized subordinated notes outstanding upon completion of this exchange offer. In order to consummate this exchange offer, we must satisfy the collateralization requirement of 1.5 to 1 on the closing date based upon the senior collateralized subordinated notes outstanding on such date after giving effect to priority lien obligations.

   Pursuant to the terms of the prior exchange offers, we exchanged $208.6 million of subordinated debentures for 109.4 million shares of Series A preferred stock and $99.2 million of senior collateralized subordinated notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Subordinated Debentures" on page 145 for a description of the terms of the prior exchange offers.

   Depending on market conditions and our financial condition, we may engage in additional exchange offers in the future. Our ability to engage in future exchange offers may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers.

   OUR RECENT FINANCIAL DIFFICULTIES AND LIQUIDITY CONCERNS. Several events and issues, which occurred beginning in the fourth quarter of fiscal 2003, have negatively impacted our short-term liquidity and contributed to our losses for fiscal 2003, fiscal 2004 and the first quarter of fiscal 2005.

These events included our inability to complete publicly underwritten securitizations since the fourth quarter of fiscal 2003 (we completed a privately-placed securitization in the second quarter of fiscal 2004), our inability to draw down upon and the expiration of several of our credit facilities during the first six months of fiscal 2004, and our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" on page 120 for information regarding our continued inability to complete publicly underwritten securitizations.

   As a result of these liquidity issues our loan origination volume during fiscal 2004 was substantially reduced. From July 1, 2003 through June 30, 2004, we originated $982.7 million of loans, as compared to originations of $1.67 billion of loans for the same period in fiscal 2003. During the quarter ended September 30, 2004, we originated $629.7 million of loans, as compared to $124.1 million of loans originated during the quarter ended September 30, 2003.

   We anticipate that depending upon the size of our future quarterly securitizations, if any, we will need to increase our loan originations to approximately $400.0 million to $500.0 million per month to return to profitable operations. If we are unable to complete quarterly securitizations, we will need to increase our loan originations to approximately $500.0 million to $600.0 million per month to return to profitability. Our ability to achieve the levels of loan originations necessary to achieve profitable operations could be hampered by our failure to continue to successfully implement our adjusted business strategy, funding limitations under existing credit facilities and our ability to obtain new credit facilities and renew existing facilities. Our plan is to increase loan originations through the continued application of our business strategy adjustments, particularly as related to building our expanded broker channel and offering adjustable-rate mortgages, purchase money mortgages and more competitively priced fixed rate mortgages. See "Business -- Business Strategy" on page 238 for a discussion of our plans to achieve this level of originations. For a detailed discussion of our losses, capital resources and commitments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127.

    We entered into definitive agreements regarding a $100.0 million credit facility to replace the expiring facility and a $23.0 million interim residual repurchase facility. Pursuant to the terms of this interim residual repurchase facility, we transferred $87.6 million of interest-only strips to this lender under terms and conditions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Definitive Agreements and Commitments Related to New Credit Facilities" on page 137. Although this transaction is structured as a sale and not a loan, we granted this lender a security interest in all of the interest-only strips transferred in this transaction and, as a result, these transferred assets are not available to repay the senior collateralized subordinated notes. We have also entered into commitment letters and anticipate entering into definitive agreements for additional warehouse credit facilities to fund loan originations. However, there can be no assurance as to whether we will enter into definitive agreements regarding these facilities or that these agreements will contain terms and conditions acceptable to us.

   On September 30, 2004, we had unrestricted cash of approximately
$19.7 million and up to $70.1 million available under our warehouse credit facilities. We can only use advances under these credit facilities to fund loan originations and not for any other purposes. The combination of our current cash position and expected sources of operating cash may not be sufficient to cover our operating cash requirements. Our cash position will also be negatively impacted by the payment of fees to our lenders in connection with entering into the new credit facilities described in this document and our limited ability to sell subordinated debentures in the second quarter of fiscal 2005.

   For the next six to twelve months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures may be used to fund overcollateralization requirements, as defined below, in connection with our loan originations, payment and dividends on the Series A preferred stock and to fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127 for a discussion of the terms of our credit facilities. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash. We can provide no assurances that we will be able to continue issuing subordinated debentures.

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Remedial Steps Taken to Address Liquidity Issues" on page 129 for a discussion of the specific actions we undertook to address liquidity concerns.

   RECENT OPERATING LOSSES AND SALE OF ASSETS. We incurred a net loss attributable to common stock of $28.7 million for the quarter ended September 30, 2004 and $115.1 million and $29.9 million for the fiscal years ended June 30, 2004 and 2003, respectively. The losses include dividends on Series A preferred stock issued in connection with the prior exchange offers of $3.5 million during the quarter ended September 30, 2004 and $3.7 million during the fiscal year ended June 30, 2004. In addition, depending on our ability to reach a profitable level of loan originations, complete a securitization and recognize gains, we anticipate incurring losses at least through the second quarter of fiscal 2005.

   For the first quarter of fiscal 2005, we recorded a net loss attributable to common stock of $28.7 million. The loss for the first quarter of fiscal 2005 primarily resulted from our inability to reach the loan origination levels required under our adjusted business strategy to return to profitability, which substantially reduced our ability to generate revenues, and our inability to complete a securitization during the first quarter of fiscal
2005. Additionally, operating expenses increased in the first quarter of fiscal 2005 as we began to add loan processing and marketing support staff to support the future loan origination levels we expect to achieve under our adjusted business strategy.

   During the first quarter of fiscal 2005, we recorded a pre-tax write up of $18.6 million on our interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up of interest-only strips resulted from a reduction to our assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once we move beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Application of Critical Accounting Estimates -- Interest-Only Strips" on page 152 for a discussion of how valuation adjustments are recorded.

   The loss for fiscal 2004 primarily resulted from liquidity issues we have experienced since the fourth quarter of fiscal 2003, including the absence of credit facilities until the second quarter of fiscal 2004, which substantially reduced our loan origination volume and our ability to generate revenues, our inability to complete a publicly underwritten securitization during fiscal 2004, our shift in business strategy to focus on whole loan sales, and charges to the income statement of $46.4 million for pre-tax valuation adjustments on our securitization assets. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for fiscal 2004.

   During fiscal 2004, we recorded total pre-tax valuation adjustments on our interest-only strips and servicing rights of $63.8 million, of which $46.4 million was charged as expense to the income statement and $17.4 million was charged to other comprehensive income, a component of stockholders' equity. These adjustments primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2004 due to the low interest rate environment experienced during fiscal 2004. Additionally, the fiscal 2004 valuation adjustment included a write down of $5.4 million of the carrying value of our interest-only strips and servicing rights related to five of our mortgage securitization trusts to reflect their values under the terms of a September 27, 2004 sale agreement. The five securitizations were sold for $9.4 million. The $5.4 million write-down was calculated as the difference between the carrying value of these interest-only strips and servicing rights immediately prior to the sale, and the $9.4 million proceeds. The sale price for these five securitizations was not considered in determining the fair value of our remaining interest-only strips and servicing rights because the sale was considered a distressed sale undertaken as part of our negotiations to obtain a new $100.0 million warehouse credit facility and to raise cash to pay fees on new warehouse credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 120.

   AMOUNT OF OUR INDEBTEDNESS. At September 30, 2004, we had total indebtedness of approximately $869.0 million, comprised of amounts outstanding under our credit facilities, senior collateralized subordinated notes issued in the prior exchange offers, capitalized leases and subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127 for a comparison at September 30, 2004 of our secured and senior debt obligations and unsecured subordinated debenture obligations to assets which were available to repay those obligations.

   Our ratio of earnings to fixed charges for the three months ended September 30, 2004 was (0.84), a shortfall of $42.3 million, compared to (1.43) for the three months ended September 30, 2003. We intend to issue additional subordinated debentures in a public offering in the future. Our pro forma ratio of earnings to fixed charges for the three months ended September 30, 2004 that assumes the application of $274.6 million of proceeds from an offering of such subordinated debentures and the exchange of $80.0 million investment notes for $40.0 million of senior collateralized subordinated notes and 40.0 million shares of Series A preferred stock in this exchange offer was (0.75), a shortfall of $43.0 million. Assuming the sale of all of the subordinated debentures offered, we intend to use substantially all of the proceeds from that offering to repay the principal and interest on our maturing subordinated debentures and to pay our other obligations, including the principal and interest on the senior collateralized subordinated notes and dividends on our Series A preferred stock. See "Risk Factors -- Since we do not set aside funds to repay our outstanding debt and to the extent the collateral securing senior collateralized subordinated notes is not sufficient for the repayment of the notes, holders of our outstanding debt must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer and investment notes, which would have a negative impact on the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock and you could lose all of your investment" on page 42.

   BUSINESS STRATEGY ADJUSTMENTS. In response to our inability to securitize and liquidity issues described above, we adjusted our business strategy at the beginning of fiscal 2004 to shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. See "Business -- Business Strategy" on page 238.

   If we fail to generate sufficient liquidity through the sales of our loans, the sale of our subordinated debentures, the maintenance of credit facilities or a combination of the foregoing, we will have to restrict loan originations and make additional changes to our business strategy, including restricting or restructuring our operations which could result in additional losses and impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes, and the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock could be negatively impacted. While we currently believe that we will be able to restructure our operations, if necessary, we cannot assure you that such restructuring will enable us to attain profitable operations, repay our outstanding debt when due or pay dividends on the Series A preferred stock.

   In addition to these restrictions and changes to our business strategy in the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and obtaining working capital funding. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the outstanding debt when due.

   If we fail to successfully implement our adjusted business strategy or contingent financial restructuring plan, we will be required to consider other alternatives, including raising additional equity, seeking to convert an additional portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets. See "Risk Factors -- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 39 and "-- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our outstanding debt, including the senior collateralized subordinated notes and investment notes, and the value of the Series A preferred stock and common stock issued upon the conversion of Series A preferred stock will be negatively impacted" on page 43.

   WAIVERS RELATED TO FINANCIAL COVENANTS IN OUR CREDIT FACILITIES AND SERVICING AGREEMENTS. At various times since June 30, 2003, we have been out of compliance with one or more financial covenants contained in our $200.0 million credit facility (reduced to $60.0 million). We have continued to operate on the basis of waivers granted by the lender under this facility. We currently anticipate that we will be out of compliance with one or more of these financial covenants at November 30, 2004 and will need a waiver from this lender for this noncompliance to continue to operate. The expiration date of this facility was originally September 21, 2004, but through a series of extensions granted by this lender to facilitate our closing and implementation of replacement credit facilities, this facility is now scheduled to expire on December 3, 2004.

   A provision in our $250.0 million credit facility required us to maintain another credit facility for $200.0 million with a $40.0 million sublimit of such facility available for funding newly originated loans. In the event we do not enter into definitive agreements with other lenders by December 3, 2004 which satisfy the above-described requirement in our $250.0 million facility for a $40.0 million sublimit, we will need an additional amendment to the $250.0 million facility or a waiver from the lender to continue to operate.

   At various times since June 30, 2003, we have also been out of compliance with the net worth requirement in several of our pooling and servicing agreements and sale and servicing agreements (collectively referred to in this document as the servicing agreements) and have been required to obtain waivers from and amendments to these agreements. As a result of the amendments to our servicing agreements, all of our servicing agreements associated with bond insurers now provide for term-to-term servicing and, in the case of our servicing agreements with two bond insurers, our rights as servicer may be terminated at the expiration of a servicing term in the sole discretion of the bond insurer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Waivers Related to Financial Covenants in Our Credit Facilities and Servicing Agreements" on page 124.

   We cannot assure you that we will continue to receive the waivers and servicing agreement extensions that we need to operate or that they will not contain conditions that are unacceptable to us. Because we anticipate incurring losses through at least the second quarter of fiscal 2005, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants contained in our credit facilities and servicing agreements. To the extent we are not able to obtain waivers under our credit facilities, we may be unable to pay dividends on the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127 for additional information regarding the waivers obtained. See also "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, may be impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" on page 60 and "-- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 51.

   SECURITIES CLASS ACTION LAWSUITS AND SHAREHOLDER DERIVATIVE ACTION. In January and February of 2004, four class action lawsuits were filed against us and some of our officers and directors. A consolidated amended class action complaint that supersedes these four complaints was filed on August 19, 2004 in the United States District Court for the Eastern District of Pennsylvania. The consolidated complaint alleges that, during the applicable class period, our forbearance and deferment practices enabled us to, among other things, lower our delinquency rates to facilitate the securitization of our loans which purportedly allowed us to collect interest income from our securitized loans and inflate our financial results and market price of our common stock. The consolidated amended class action complaint seeks unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief. We filed a motion to dismiss this class action on October 21, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and some of our officers and directors, as defendants, in the United States District Court for the Eastern District of Pennsylvania which alleges that the named directors and officers breached their fiduciary duties to us, engaged in the abuse of control, gross mismanagement and other violations of law. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of the motion to dismiss the consolidated amended complaint filed in the putative consolidated securities class action. See "Business -- Legal Proceedings" on page 262 and "Risk Factors -- We are subject to private litigation, including lawsuits resulting from the alleged "predatory" lending practices, as well as securities class action and derivative lawsuits, the impact of which on our financial position is uncertain. The inherent uncertainty related to litigation of this type and the preliminary stage of these suits makes it difficult to predict the ultimate outcome or potential liability that we may incur as a result of these matters" on page 59.

REASON FOR THIS EXCHANGE OFFER

   We are making this exchange offer to increase our stockholders' equity and to reduce the amount of our outstanding debt. An increase in the stockholders' equity and a reduction in the outstanding debt will assist us in:

     o achieving compliance with the financial covenants contained in our credit facilities and certain of our servicing agreements;

     o complying with the continued listing standards contained in the NASDAQ Marketplace Rules which include a requirement to maintain stockholders' equity of at least $10.0 million; and

     o enhancing our ability to implement our adjusted business strategy and to obtain additional financing to fund our ongoing operations, including securitization opportunities, to the extent they arise.

ADOPTION BY THE BOARD OF DIRECTORS

   As of November 16, 2004, our Board of Directors, after consideration of relevant factors and full discussion, approved this exchange offer on the terms described in this offer to exchange. The factors considered included the state of the economy, industry trends, financial markets, regulatory conditions and our financial condition, results of operations, liquidity, sources and uses of capital, current business and related developments, business strategy, need for additional equity, financial alternatives, and related risk factors.

NO BOARD RECOMMENDATION

   Our Board of Directors expresses no opinion and is remaining neutral regarding any recommendation to you whether or not to tender any or all of your investment notes under this exchange offer because the risks and benefits to you will depend on your particular situation or status. Our Board of Directors has not obtained a fairness opinion from any financial advisor about the fairness of the exchange to you or to us. In addition, we have not authorized anyone to make a recommendation regarding this exchange offer. You must make your own decision whether to tender any or all of your investment notes and the likely value of the senior collateralized subordinated notes to be issued in this exchange offer and the Series A preferred stock, your liquidity needs and your investment objectives.

EFFECT OF THIS EXCHANGE OFFER ON OWNERS OF INVESTMENT NOTES

   If this exchange offer is 100% successful, approximately $410.0 million aggregate principal amount of investment notes will remain outstanding and will continue to be subordinated to our senior indebtedness, now existing or incurred in the future. In the event of insolvency, bankruptcy or liquidation, since the senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of our subsidiaries and the priority lien obligations are also secured by the interest-only strips, those assets will be utilized to repay the priority lien obligations and the principal and interest on the senior collateralized subordinated notes in full before any amounts of those assets remaining, if any, would be available to repay the remaining investment notes. If the collateral securing the senior collateralized subordinated notes is not sufficient to repay the priority lien obligations and the senior collateralized subordinated notes (including accrued and unpaid interest) outstanding, the remaining investment notes will rank equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding and other unsecured indebtedness issued by us. All of our indebtedness, including the remaining investment notes, the senior collateralized subordinated notes outstanding and the debt of our subsidiaries will be senior in right of repayment to the Series A preferred stock.

   All investment notes surrendered in exchange for the senior collateralized subordinated notes and shares of the Series A preferred stock issued in this exchange offer will be retired and cancelled. In addition, we intend to issue additional subordinated debentures in the future. If you choose not to accept this exchange offer, your investment notes will remain outstanding under their current terms.

EFFECT OF THE PRIOR EXCHANGE OFFERS ON SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER

   The senior collateralized subordinated notes to be issued in this exchange offer will be secured by the cash flows from the interest-only strips that secure the senior collateralized subordinated notes issued in the prior exchange offers. These interest-only strips also secure certain priority lien obligations. No additional interest-only strips are being added to the trust as a result of the issuance of additional senior collateralized subordinated notes in this exchange offer. The senior collateralized subordinated notes issued in the prior exchange offers are, and the senior collateralized subordinated notes to be issued in this exchange offer will be, required to be fully collateralized at 150% of the senior collateralized subordinated notes and the priority lien obligations. We believe the value of the cash flows originating from the interest-only strips in the trust as determined by us as of September 30, 2004, the date of our last valuation, exceeds the amount that would be required to fully collateralize at 150% of the senior collateralized subordinated notes to be issued in this exchange offer, the senior collateralized subordinated notes that are outstanding as a result of the prior exchange offers after giving effect to the priority lien obligations. There can be no assurance that if these assets are sold in a distressed sale that the value received upon such sale would be equal to the value of such assets on our books as of September 30, 2004. In the event of liquidation, the senior collateralized subordinated notes to be issued in this exchange offer and the senior collateralized subordinated notes that are outstanding as a result of the prior exchange offers would rank equally in right of payment to the extent of our interest in the cash flows from the interest-only strips held in the trust securing the senior collateralized subordinated notes. At September 30, 2004, there were priority lien obligations securing senior debt totaling $47.6 million which are also secured by these assets. In addition, we anticipate incurring additional priority lien obligations in connection with new financing transactions. These priority lien obligations rank senior in right of payment to the senior collateralized subordinated notes. In addition, subsequent to September 30, 2004, we transferred $63.5 million of interest-only strips held in ABFS Warehouse Trust 2003-1 to a lender in connection with a financing structured as a repurchase facility which transferred assets are not available to repay the senior collateralized subordinated notes. Assuming the issuance of $40.0 million of senior collateralized subordinated notes in this exchange offer and based upon the $97.5 million of such notes outstanding as of September 30, 2004, there would be a maximum of $137.5 million of senior collateralized subordinated notes outstanding upon completion of this exchange offer. In order to consummate this exchange offer, we must satisfy the collateralization requirement of 1.5 to 1 on the closing date based upon the senior collateralized subordinated notes outstanding on such date after giving effect to priority lien obligations.

EFFECT OF THE PRIOR EXCHANGE OFFERS ON SERIES A PREFERRED STOCK TO BE ISSUED IN THIS EXCHANGE OFFER

   As a result of the prior exchange offers, 109,435,580 shares of Series A preferred stock are currently outstanding. Holders of shares of Series A preferred stock currently outstanding, which were issued on December 31, 2003, February 6, 2004, June 30, 2004 and August 23, 2004, have the right to convert their shares of Series A preferred stock into common stock on and after the second anniversary of the issuance date, subject to certain conditions. Upon the occurrence of certain events, the right to convert shares of Series A preferred stock could occur as early as the first anniversary of the issuance date. To the extent that holders of the Series A preferred stock currently outstanding exercise their conversion rights, which are the same as the conversion rights of the Series A preferred stock issued in this exchange offer, the maximum number of shares into which 109,435,580 shares of Series A preferred stock may be converted is 28,453,251 shares of common stock based upon the conversion price of $1.30 per share, an assumed market price of $5.00 per share of common stock and assuming the payment of all dividends on the shares of the Series A preferred stock currently outstanding. The issuance of such 28,453,251 shares of common stock will reduce the value of our common stock and may make the conversion rights of Series A preferred stock issued in this exchange offer less attractive. All of our indebtedness, including the remaining investment notes, the senior collateralized subordinated notes outstanding and the debt of our subsidiaries, will be senior in right of repayment to the Series A preferred stock.

   A summary of the terms of the senior collateralized subordinated notes and Series A preferred stock to be issued in this exchange offer is contained in "-- Summary Description of the Senior

Collateralized Subordinated Notes" on page 18 and "-- Summary Description of the Series A Preferred Stock" on page 22. The terms of and the principal differences between the investment notes, the senior collateralized subordinated notes and the Series A preferred stock are described in more detail under the headings "Comparison of the Investment Notes, the Senior Collateralized Subordinated Notes and the Series A Preferred Stock" on page 80, "Terms of the Debentures" on page 91 and "Terms of the Series A Preferred Stock" on page 107.

SUMMARY OF THE TERMS OF THIS EXCHANGE OFFER

   We summarize below the terms of this exchange offer. You should read the detailed description of the offer in the section entitled "This Exchange Offer" beginning on page 66. In addition, you should read the section entitled "Risk Factors" beginning on page 28 for a discussion of certain risk factors that you should consider in connection with this exchange offer.

Purpose of this exchange
offer........................   We are making this exchange offer to increase
                                our stockholders' equity and to reduce the amount of our outstanding debt. An increase in the stockholders' equity and a reduction in the outstanding debt will assist us in:

                                     o     achieving compliance with the
                                           financial covenants contained in our
                                           credit facilities and certain of our
                                           servicing agreements;

                                     o     complying with the continued listing
                                           standards contained in the NASDAQ
                                           Marketplace Rules which include a
                                           requirement to maintain
                                           stockholders' equity of at least
                                           $10.0 million; and

                                     o     enhancing our ability to implement
                                           our adjusted business strategy and
                                           to obtain additional financing to
                                           fund our ongoing operations,
                                           including securitization
                                           opportunities, to the extent they
                                           arise.

Securities for which we are
making this exchange offer...   Up to $80,000,000 in the aggregate principal
                                amount of investment notes issued prior to May
                                15, 2004 (or such lesser amount as is
                                necessary for us to satisfy our
                                collateralization requirements).

Securities offered under
this exchange offer..........   Up to $40,000,000 in the aggregate principal
                                amount of senior collateralized subordinated notes (or such lesser amount as would permit us to satisfy certain collateralization requirements described in this document applicable to the issuance of additional senior collateralized subordinated notes) and up to 80,000,000 shares of the Series A preferred stock (if all of the investment notes are exchanged for the Series A preferred stock). You may exchange each $1,000 of principal amount of your investment notes for:
                                (1) equal amounts of senior collateralized subordinated notes and shares of the Series A preferred stock, or (2) entirely for shares of the Series A preferred stock. Additionally, you do not have to tender all of your investment notes to participate in this exchange offer. We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized subordinated notes. If
                                Option 2 is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00.

No proration.................   If holders of the investment notes validly
                                tender, in the aggregate, more than
                                $80,000,000 in principal amount of investment notes for new securities, only the first
                                $80,000,000 of investment notes tendered (or such lesser amount as is necessary for us to satisfy our collateralization requirements) will be exchanged. Investment notes tendered for new securities that are not accepted because the aggregate amount tendered exceeds
                                $80,000,000 (or such lesser amount as is necessary for us to satisfy our collateralization requirements) will be returned to the holder if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted.

Conditions to this
exchange offer...............   This exchange offer is subject to the
                                following conditions:

                                     o     consent of one of our lenders;

                                     o     approval by our stockholders of a
                                           proposal to authorize the issuance
                                           of the Series A preferred stock and
                                           the common stock issuable upon the
                                           conversion of the Series A preferred
                                           stock as required under the
                                           applicable provisions of the NASDAQ
                                           Marketplace Rules;

                                     o     compliance of this exchange offer
                                           with applicable laws and
                                           interpretations of the staff of the
                                           SEC, including the Form T-3 being
                                           declared effective by the SEC;

                                     o     compliance of this exchange offer
                                           with all applicable state securities
                                           or "blue sky" laws;

                                     o     the perfection of a valid,
                                           continuing security interest in the
                                           assets securing the senior
                                           collateralized subordinated notes;

                                     o     no litigation shall have been
                                           instituted or threatened or law
                                           enacted that could prohibit this
                                           exchange offer, materially adversely
                                           affect our business, or limit the
                                           tax deductibility of interest on the
                                           senior collateralized subordinated
                                           notes to be issued in this exchange
                                           offer, or materially impair the
                                           benefits to us of this exchange
                                           offer;

                                     o     no event shall have occurred
                                           affecting our business that would
                                           reasonably be expected to prohibit,
                                           prevent or significantly delay this
                                           exchange offer or materially impair
                                           the benefits of this exchange offer;

                                     o     satisfaction of the
                                           collateralization requirements
                                           described in this document
                                           applicable to the issuance of
                                           additional senior collateralized
                                           subordinated notes; and

                                     o     after the date of this offer to
                                           exchange, no tender or exchange
                                           offer for our equity securities or
                                           any business combination involving
                                           us shall have been proposed or
                                           announced or have occurred.

Conditions to this exchange
offer (continued)............   Subject to the satisfaction or waiver (other
                                than legal requirements which cannot be
                                waived) of the foregoing conditions, we will accept for exchange the first $80,000,000 in the aggregate principal amount of investment notes that are validly tendered and not withdrawn before 5:00 p.m., Philadelphia,
                                Pennsylvania time, on December 31, 2004, the expiration date of this exchange offer.
                                However, we reserve the right to:

                                     o     delay the acceptance of the
                                           investment notes for exchange;

                                     o     terminate this exchange offer and
                                           promptly return all investment notes
                                           tendered to us;

                                     o     extend the scheduled expiration date
                                           beyond December 31, 2004 and retain
                                           all investment notes that have been
                                           tendered, subject to the right of
                                           owners of investment notes to
                                           withdraw their tendered investment
                                           notes prior to our acceptance of the
                                           tendered notes and a closing occurs;

                                     o     refuse to accept the investment
                                           notes and promptly return all
                                           investment notes that have been
                                           tendered to us;

                                     o     waive any condition or otherwise
                                           amend the terms of this exchange
                                           offer in any respect; or

                                     o     extend the scheduled expiration date
                                           beyond December 31, 2004, accept
                                           tendered investment notes for
                                           exchange and consummate such
                                           exchanges on multiple closing dates
                                           commencing with an initial closing
                                           on December 31, 2004 and ending with
                                           a closing on the extended expiration
                                           date.

                                We will not waive or amend any condition after the first closing conducted under this exchange offer.

Procedures for tendering
investment notes.............   Investment notes together with letters of
                                transmittal and any other required
                                documentation should be sent to us. We will act as the exchange agent for this exchange offer. See "This Exchange Offer -- Procedures for Exchanging Investment Notes" on page 70.
                                Letters of transmittal and other documentation relating to the investment notes and this exchange offer should be sent to us.

                                We anticipate that tenders will be effected by book entry transfers with respect to uncertificated investment notes issued from November 1, 1999 to May 14, 2004 which are tendered. In order to tender investment notes issued prior to November 1, 1999 which were issued in certificate form, you must return the original note, together with other required documentation to the exchange agent. Questions regarding how to tender your investment notes and requests for information should be directed to the exchange agent. See "This Exchange Offer -- Procedures for Exchanging Investment Notes" on page 70.

Acceptance of investment
notes and delivery of senior
collateralized subordinated
notes and Series A
preferred stock..............   We will accept up to $80,000,000 in the
                                aggregate principal amount of investment notes
                                (or such lesser amount as is necessary for us to satisfy our collateralization requirements) validly tendered, and not withdrawn, on or prior to 5:00 p.m., Philadelphia, Pennsylvania time, on December 31, 2004, the expiration date. If we are unable to satisfy the collateral requirements described in this document applicable to the issuance of the additional senior collateralized subordinated notes in this exchange offer for any reason, we reserve the right to reduce the amount of the senior collateralized subordinated notes to be issued in this exchange offer and reduce the maximum amount of tenders we will accept accordingly. In this event, the amount of validly tendered investment notes accepted by us will be reduced pro rata such that the amount of senior collateralized subordinated notes issued in this exchange offer satisfies the applicable collateralization requirements.
                                See "This Exchange Offer -- Procedures for
                                Exchanging Investment Notes" on page 70. The exchange agent will provide the appropriate credit to your senior collateralized subordinated note account in an amount equal to the senior collateralized subordinated notes issued in this exchange offer and the transfer agent will deliver the appropriate certificates for shares of the Series A preferred stock promptly after the expiration date. The consummation of the exchange offer is not contingent upon any minimum number of investment notes tendered. We intend to conduct a closing under the exchange offer on December 31, 2004, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing after December 31, 2004.

Expiration date..............   This exchange offer has been scheduled to
                                expire at 5:00 p.m., Philadelphia,
                                Pennsylvania time on December 31, 2004 but may be extended. See "This Exchange Offer --
                                Amendment of This Exchange Offer" on page 74.
                                The term "expiration date" as used in this document is intended to mean the date and time that the exchange offer, whether or not extended, legally expires.

Withdrawal rights............   The tender of investment notes may be
                                withdrawn by holders at any time prior to our acceptance of the tendered investment notes for exchange and a closing occurs. For example, any investment notes tendered prior to the December 31, 2004 closing may be withdrawn by the holders prior to 5:00 p.m. on December 31, 2004. If a closing under the exchange offer occurs on December 31, 2004 and the exchange offer is extended beyond December
                                31, 2004, you may withdraw investment notes which were tendered subsequent to December 31, 2004 or change your choice of new securities at any time before the next closing date under the extended exchange offer.

Investment notes not
tendered or accepted
for exchange.................   If you do not tender your investment notes in
                                this exchange offer, or if your investment notes are not accepted for exchange, you will continue to hold your investment notes and will be entitled to all the rights and will be subject to all the limitations applicable to the investment notes. Any investment notes not accepted for exchange for any reason will be returned without expense to you as promptly as practicable after the expiration or termination of this exchange offer if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted.

Use of proceeds..............   We will not receive any cash proceeds from
                                this exchange offer.

Appraisal rights.............   You will not have any dissenters' rights or
                                appraisal rights in connection with this exchange offer.

Federal income tax
consequences of this
exchange offer...............   Please see the discussion of the federal
                                income tax consequences of this exchange offer in the section entitled "Federal Income Tax
                                Consequences of This Exchange Offer" on page
                                115. The tax consequences to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences to you of this exchange offer.

No established markets.......   We do not intend to apply to list the senior
                                collateralized subordinated notes or Series A preferred stock on any stock exchange or the NASDAQ Stock Market. We have applied to have the common stock issuable upon the conversion of the Series A preferred stock listed on the NASDAQ Stock Market. See "Market for Common
                                Stock and Related Stockholder Matters" on page
                                271.

Exchange agent...............   We will act as the exchange agent for this
                                exchange offer. Our address and telephone number are located in the section "This
                                Exchange Offer -- Exchange Agent" on page 75.

SUMMARY DESCRIPTION OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES

Senior collateralized
subordinated notes
offered......................   Up to $40,000,000 in the aggregate principal
                                amount available in exchange for the
                                investment notes (or such lesser amount as is necessary for us to satisfy our collateralization requirements).

Maturity.....................   For senior collateralized subordinated notes
                                issued in exchange for investment notes with maturities of 36 months or less, maturity dates will be the remaining term to maturity of the investment notes tendered. With respect to investment notes tendered with remaining terms greater than 36 months, the holder has the option to receive senior collateralized subordinated notes with a term equivalent to the remaining term of the investment notes tendered or a 36 month term. If the holder fails to select a maturity date, the maturity date will be the maturity date of the investment notes tendered.

Security/Ranking.............   The senior collateralized subordinated notes
                                to be issued in this exchange offer will be, and the senior collateralized subordinated notes issued in the prior exchange offers are, secured by a security interest in certain cash flows originating directly or indirectly from interest-only strips of certain of our subsidiaries held by ABFS Warehouse Trust
                                2003-1, a special purpose entity. The senior collateralized subordinated notes to be issued in this exchange offer will be, and the senior collateralized subordinated notes issued in the prior exchange offers are, secured by cash flows originating from interest-only strips with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes plus priority lien obligations granted to certain of our senior lenders secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes outstanding and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. There is no limit upon the amount of lien obligations, including priority lien obligations, that can be placed upon this collateral provided that the collateral coverage described above is met. The priority lien obligations rank senior in right of payment to the senior collateralized subordinated notes. In the event of insolvency, bankruptcy, liquidation or default on our senior indebtedness, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay all of the senior collateralized subordinated notes outstanding, the deficiency portion of the senior collateralized subordinated notes issued in this exchange offer will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries, and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding, any existing and future subordinated debentures issued by us and other unsecured debt. The senior collateralized subordinated notes rank senior to the Series A preferred stock.

                                The senior collateralized subordinated notes to be issued in this exchange offer will be secured by the cash flows from the interest-only strips that secure the senior collateralized subordinated notes issued in the prior exchange offers. The interest-only strips also secure certain priority lien obligations. No additional interest-only strips are being added to the trust as a result of the issuance of additional senior collateralized subordinated notes in this exchange offer. We believe the value of cash flows originating from the interest-only strips in the trust as determined by us as of September 30, 2004, the date of our last valuation, exceeds the amount that would be required to fully collateralize at 150% of the senior

Security/Ranking (continued)..  collateralized subordinated notes to be issued this exchange offer, the senior collateralized subordinated notes that are outstanding as a result of the prior exchange offers after giving effect to the priority lien obligations. There can be no assurance that if these assets are sold in a distressed sale that the value received upon such sale would be equal to the value of such assets on our books as of September 30, 2004. In the event of insolvency, bankruptcy or liquidation, the senior collateralized subordinated notes to be issued in this exchange offer and the senior collateralized subordinated notes issued in the prior exchange offers would rank equally in right of payment to the extent of our interest in the cash flows from the interest-only strips held in the trust securing the senior collateralized subordinated notes. At September 30, 2004, there were priority lien obligations securing senior debt totaling $47.6 million which are also secured by these assets. In addition, we anticipate incurring additional priority lien obligations in connection with new financing transactions. These priority lien obligations rank senior in right of payment to the senior collateralized subordinated notes. In addition, subsequent to September 30, 2004, we transferred $63.5 million of interest-only strips held in ABFS Warehouse Trust 2003-1 to a lender in connection with a financing structured as a repurchase facility which transferred assets are not available to repay the senior collateralized subordinated notes. Assuming the issuance of $40.0 million of senior collateralized subordinated notes in this exchange offer and based upon the $97.5 million of such notes outstanding as of September 30, 2004, there would be a maximum of $137.5 million of senior collateralized subordinated notes outstanding upon completion of this exchange offer. In order to consummate this exchange offer, we must satisfy the collateralization requirement of 1.5 to 1 on the closing date based upon the senior collateralized subordinated notes outstanding on such date after giving effect to priority lien obligations.

Subordination of liens.......   Our subsidiaries, may, from time to time,
                                grant other liens on the cash flows
                                originating from interest-only strips in connection with other exchange offers or financings we may pursue, and such liens may be of equal or greater priority than the liens securing the senior collateralized subordinated notes to be issued in this exchange offer if, and only if, after giving effect to any such additional indebtedness secured by the cash flow from the interest-only strips, the value of such cash flow is at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes plus priority lien obligations granted to certain of our senior lenders secured by the interest-only strips and/or cash flows from the interest-only strips on the date such liens are granted. There is

Subordination of liens
(continued)..................   no limit upon the amount of lien
                                obligations, including priority lien
                                obligations, that can be placed upon this collateral provided that the collateral coverage described above is met. The priority lien obligations rank senior in right of payment to the senior collateralized subordinated notes.
                                Priority lien obligations securing senior debt totaling $47.6 million are also secured by the interest-only strips and their cash flows. In addition, we anticipate incurring additional priority lien obligations in connection with new financing transactions. See "Risk Factors
                                -- If we are unable to obtain additional financing, we may be not able to restructure our business to permit profitable operations or repay our outstanding debt, including the senior collateralized subordinated notes and investment notes, and the value of the Series A preferred stock and common stock issued upon the conversion of Series A preferred stock will be negatively impacted" on page 43.

Interest payments............   With respect to investment notes where the
                                holders elected periodic interest payments (as opposed to payment of interest at maturity of the investment note), all periodic payments of interest on the investment notes have been made when due since the investment notes were issued. The last periodic payment of interest on such investment notes will be made on December 31, 2004 (or the subsequent closing date of the exchange of an investment note if such closing date occurs after December 31,
                                2004). This payment will cover accrued
                                interest, if any, at the stated interest rate due through December 31, 2004 or through such later closing date.

                                The interest rate of the senior collateralized subordinated notes is based upon the interest rate of the investment notes exchanged. From the date of issuance of senior collateralized subordinated notes through the maturity date of senior collateralized subordinated notes, the payment of interest on the senior collateralized subordinated notes will be made as follows:

                                     o     if the investment notes exchanged
                                           have an interest rate of 10.0% or
                                           lower, at an interest rate equal to
                                           10 basis points above the interest
                                           rate paid on the investment notes
                                           exchanged. For example, if the
                                           investment notes you exchange have
                                           an interest rate of 9.0%, your
                                           senior collateralized subordinated
                                           notes would have an interest rate of
                                           9.1%; or

                                     o     if the investment notes exchanged
                                           have an interest rate of above
                                           10.0%, at a rate equal to 10.0% plus
                                           twice the difference between the
                                           interest rate paid on the investment
                                           note exchanged and 10.0% plus 10
                                           basis points. For example, if the
                                           investment notes you exchange have
                                           an interest rate of 11.0%, your
                                           senior collateralized subordinated
                                           notes would have an interest rate of
                                           12.1%.

Interest payments
(continued)..................   The interest rate of the senior collateralized
                                subordinated notes will be further adjusted to reflect compounding of interest consistent with the method of compounding of interest, if any, for the investment notes exchanged.

                                Interest payments on the senior collateralized subordinated notes will be made pursuant to the same periodic payment terms as were in effect for the investment notes exchanged.

                                With respect to investment notes tendered with interest payable upon maturity, interest on the senior collateralized subordinated notes issued in exchange for such securities will be payable upon maturity.

                                With respect to remaining principal amounts of investment notes not tendered, interest will continue to accrue and be payable pursuant to the terms of the investment notes.

Optional redemption..........   We may redeem the senior collateralized
                                subordinated notes issued in this exchange offer at any time after the first anniversary of the issuance of the notes in whole or in part, for 100% of their principal amount plus accrued and unpaid interest, if any, up to the date of redemption, on at least 90 days' prior written notice by mail.

Events of default............   The events of default under the indenture
                                governing the senior collateralized
                                subordinated notes issued in this exchange offer shall be the same as those applicable to the investment notes, with the exception of the following additional event of default: the ratio of (i) the value of the collateral securing the senior collateralized subordinated notes to (ii) the aggregate principal balance owing on the senior collateralized subordinated notes outstanding and any priority lien obligations or other notes secured by the collateral falls below
                                1.0 to 1.0, as determined by us. See "Terms of the Debentures" on page 91.

SUMMARY DESCRIPTION OF THE SERIES A PREFERRED STOCK

Series A preferred stock
offered......................   Up to 80,000,000 shares of the Series A
                                preferred stock, par value $0.001 per share.

Ranking......................   The Series A preferred stock, with respect to
                                dividend rights and rights upon liquidation, will rank senior to our common stock and junior to the senior collateralized subordinated notes outstanding, including notes issued in this exchange offer, all outstanding subordinated debentures, including the investment notes, any other indebtedness or liabilities of ours or our subsidiaries and any other shares of our stock that may be issued in the future ranking senior to the Series A preferred stock.

                                In addition to the shares of the Series A preferred stock issued in this exchange offer, we may issue shares of the Series A preferred stock for any corporate purpose from time to time in the future. The additional shares may be sold for cash or exchanged for our outstanding securities or other assets that we desire to acquire. All such additional shares of the Series A

Ranking (continued)..........   preferred stock, if any, will rank equally
                                with all other shares of the Series A
                                preferred stock outstanding.

Liquidation preference.......   Upon any voluntary or involuntary liquidation,
                                dissolution or winding up of us, before any payment to the holders of common stock, the holders of the Series A preferred stock will be entitled to receive a liquidation preference of $1.00 per share, to which we refer as the original liquidation value in this document, plus accrued and unpaid dividends, if any, to the date of final distribution to such holders. In the event of liquidation, all of our indebtedness, including the remaining investment notes, the senior collateralized subordinated notes outstanding and the debt of our subsidiaries, will be senior in right of repayment to the Series A preferred stock.

Dividend payments............   Monthly dividend payments will be $0.008334
                                per share (equivalent to $.10 per share
                                annually or 10.0% of the original liquidation value) of the Series A preferred stock, subject to compliance with applicable Delaware law. Dividend payments on the Series A preferred stock will be payable on the payment date to stockholders of record as of the end of each calendar month commencing after the initial closing with the first dividend payment to be declared for the month of January 2005 for shares issued on December 31, 2004, subject to compliance with applicable
                                Delaware law. See "Terms of the Series A
                                Preferred Stock -- Dividends" on page 107 for information regarding restrictions on our ability to pay dividends under Delaware law.
                                The record date for dividend payments on the Series A preferred stock will be the last day of each calendar month, except that Series A preferred stock issued in connection with a closing conducted on the last day of a calendar month will not be entitled to a dividend until the month following the month in which the closing occurred. The payment date for dividends on Series A preferred stock will be two weeks following the relevant record date, but may be extended by us to a date not later than 90 days after the end of each calendar month. The cumulative amount of any unpaid dividends shall be paid upon liquidation of the Series A preferred stock, or the appropriate adjustment, which takes into account unpaid dividends, will be made upon the redemption or conversion of the Series A preferred stock. As long as shares of the Series A preferred stock are outstanding, no dividends will be declared or paid on our common stock unless all monthly dividends accrued and unpaid on outstanding shares of the Series A preferred stock have been paid in full. All monthly dividends on the Series A preferred stock outstanding as of October 31, 2004 have been paid in full. Based upon losses anticipated for the quarter ended December 31, 2004, there can be no assurance that we are able to continue to pay dividends on the Series A preferred stock outstanding. See
                                "Risk Factors -- Since we do not have earnings from which to pay dividends on the Series A preferred stock, we intend to pay dividends from our capital surplus. As a result, our surplus account could

Dividend payments
(continued)..................   be reduced below the amount of the original
                                liquidation preference on the Series A
                                preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock. If we do not consummate the exchange offer, we may not have sufficient surplus to continue to pay dividends on the Series A preferred stock" on page 36.

Optional redemption..........   We may redeem the shares of the Series A
                                preferred stock at a price equal to the
                                original liquidation value plus any accrued and unpaid dividends at any time following the second anniversary of the issuance date upon 30 days' notice.

Voting rights................   Except as otherwise required by law or our
                                amended and restated certificate of
                                incorporation, referred to as the certificate of incorporation in this document, holders of the Series A preferred stock are not entitled to vote on any matters submitted to a vote of our stockholders.

Mandatory conversion.........   None.

Conversion...................   On or after the second anniversary of the
                                issuance date (or on or after the one year anniversary of the issuance date if dividends are not paid in full on the Series A preferred stock outstanding on such date), each share of the Series A preferred stock is convertible at the option of the holder into a number of shares of our common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A preferred stock has become convertible due to failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market price of a share of our common stock
                                (which figure shall not be less than $5.00 per share regardless of the actual market price, such $5.00 minimum figure to be subject to adjustments for stock splits, including reverse stock splits) on the conversion date.

SUMMARY HISTORICAL FINANCIAL DATA

   You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 120.

                                                   THREE MONTHS ENDED
                                                      SEPTEMBER 30,                        YEAR ENDED JUNE 30,
                                                ---------------------    ----------------------------------------------------------
                                                   2004       2003           2004        2003         2002        2001       2000
                                                ---------   ---------    ----------   ----------    --------    --------   --------
                                                                         (in thousands, except per share data)
STATEMENT OF INCOME DATA:
Revenues:
 Gain on sale of loans and leases:
   Securitizations..........................    $      --   $     799    $   15,107   $  170,950    $185,580    $128,978   $ 90,380
   Whole loan sales.........................        6,119       2,921        18,725          655       2,448       2,742      1,717
 Interest and fees..........................        7,696       4,653        17,732       19,395      18,890      19,840     17,683
 Interest accretion on interest-only strips.        8,448      11,109        40,176       47,347      35,386      26,069     16,616
 Other......................................          846         719         5,332        3,059       5,597       5,707      4,250
                                                ---------   ---------    ----------   ----------    --------    --------   --------
Total revenues..............................       23,109      20,201        97,072      241,406     247,901     183,336    130,646
Total expenses(a)...........................       61,935      62,569       276,794      290,426     234,351     170,151    120,284
                                                ---------   ---------    ----------   ----------    --------    --------   --------
Income (loss) before provision for income
  taxes (benefit)...........................      (38,826)    (42,368)     (179,722)     (49,020)     13,550      13,185     10,362
Provision for income taxes (benefit)........      (13,589)    (16,100)      (68,294)     (19,118)      5,691       5,274      3,938
                                                ---------   ---------    ----------   ----------    --------    --------   --------
Income (loss) before cumulative effect of a
  change in accounting principle............      (25,237)    (26,268)     (111,428)     (29,902)      7,859       7,911      6,424
Cumulative effect of a change in accounting
  principle.................................           --          --            --           --          --         174         --
                                                ---------   ---------    ----------   ----------    --------    --------   --------
Income (loss) before dividends on preferred
  stock.....................................      (25,237)    (26,268)     (111,428)     (29,902)      7,859       8,085      6,424
Dividends on preferred stock................        3,475          --         3,718           --          --          --         --
                                                ---------   ---------    ----------   ----------    --------    --------   --------
Net income (loss) attributable to common
  stock.....................................     $(28,712)   $(26,268)    $(115,146)   $ (29,902)    $ 7,859     $ 8,085    $ 6,424
                                                =========   =========    ==========   ==========    ========    ========   ========
Per Common Share Data:
Income (loss) before cumulative effect of a
  change in accounting principle(b):
 Basic earnings (loss) per common share.....       $(7.98)     $(8.10)    $ (34.07)      $ (9.32)     $ 2.44      $ 1.89     $ 1.41
 Diluted earnings (loss) per common share...        (7.98)      (8.10)      (34.07)        (9.32)       2.26        1.85       1.37
Net income (loss):
 Basic earnings (loss) per common share.....       $(7.98)     $(8.10)    $ (34.07)      $ (9.32)     $ 2.44      $ 1.94     $ 1.41
 Diluted earnings (loss) per common share...        (7.98)      (8.10)      (34.07)        (9.32)       2.26        1.89       1.37
Cash dividends declared per common share....           --          --            --        0.291       0.255       0.236      0.227

---------------
(a) Includes securitization assets fair value adjustments of $29 thousand for the three months ended September 30, 2004, $10.8 million for the three months ended September 30, 2003, $46.4 million for the fiscal year ended June 30, 2004, $45.2 million for the fiscal year ended June 30, 2003, $22.1 million for the fiscal year ended June 30, 2002 and $12.6 million for the fiscal year ended June 30, 2000.
(b) Amounts for the years ended June 30, 2003 and prior have been retroactively adjusted to reflect the effect of a 10% common stock dividend declared May 13, 2004 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2002 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002. Amounts for the years ended June 30, 2001 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.


                                                                                                  JUNE 30,
                                                        SEPTEMBER 30,    ----------------------------------------------------------
                                                            2004            2004         2003         2002        2001       2000
                                                        -------------    ----------   ----------    --------    --------   --------
                                                                                   (dollars in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents ...........................     $   19,673     $      910   $   36,590    $ 99,599    $ 84,667   $ 66,507
Restricted cash .....................................         10,419         13,307       10,885       9,000       6,425      3,244
Loan and lease receivables:
 Loans available for sale ...........................        336,511        304,275      263,419      45,919      78,060     29,699
 Non-accrual loans ..................................          3,314          1,993        3,999       3,868       2,831      3,474
 Lease receivables ..................................             --             --        3,984       7,891      14,030     18,629
Interest and fees receivable ........................         15,304         18,089       10,838       9,595      14,582     11,071
Deferment and forbearance advances receivable .......          5,839          6,249        4,341       2,697       1,967      1,931
Loans subject to repurchase rights ..................         40,736         38,984       23,761       9,028       2,428         --
Interest-only strips ................................        448,812        459,086      598,278     512,611     398,519    277,872
Servicing rights ....................................         66,712         73,738      119,291     125,288     102,437     74,919
Receivable for sold loans and leases ................             --             --       26,734          --          --     46,333
Total assets ........................................      1,083,396      1,042,870    1,159,351     876,375     766,487    594,282
Subordinated debentures .............................        490,026        522,609      719,540     655,720     537,950    390,676
Senior collateralized subordinated notes ............         97,454         83,639           --          --          --         --
Total liabilities ...................................      1,071,537      1,030,955    1,117,282     806,997     699,625    532,167
Stockholders' equity ................................         11,859         11,915       42,069      69,378      66,862     62,115



                                               THREE MONTHS ENDED
                                                 SEPTEMBER 30,                             YEAR ENDED JUNE 30,
                                              -------------------    --------------------------------------------------------------
                                                2004       2003        2004        2003          2002          2001         2000
                                              --------   --------    --------   ----------    ----------    ----------   ----------
                                                                          (dollars in thousands)
OTHER DATA:
Total loans and leases on balance sheet,
  gross(a)................................    $332,680   $162,446    $302,255   $  266,161    $   57,221    $   90,621   $   48,183
Originations(b):
 Business purpose loans...................         151         --         587      122,790       133,352       120,537      106,187
 Home mortgage loans......................     629,579    124,052     982,093    1,543,730     1,246,505     1,096,440      949,014
Average loan size of loans originated(b):
 Business purpose loans...................          76         --         293           92            97            91           89
 Home mortgage loans......................         145         87         119           91            89            82           70
Weighted average interest rate of loans
  originated(b):
 Business purpose loans...................       15.99%        --%      14.62%       15.76%        15.75%        15.99%       15.99%
 Home mortgage loans......................        7.66       8.62        7.86         9.99         10.91         11.46        11.28
 Combined.................................        7.66       8.62        7.86        10.42         11.38         11.91        11.64
Loans and leases sold:
 Securitizations..........................    $     --   $  5,452    $141,407   $1,423,764    $1,351,135    $1,102,066   $1,001,702
 Whole loan sales.........................     602,222    270,979     808,378       28,013        57,679        76,333      102,670

---------------
(a) Reconciliation of loan and lease receivables -- available for sale to loans and leases on balance sheet:



                                                          THREE MONTHS ENDED
                                                            SEPTEMBER 30,                       YEAR ENDED JUNE 30,
                                                         -------------------    ---------------------------------------------------
                                                           2004       2003        2004       2003        2002      2001       2000
                                                         --------   --------    --------   --------    -------    -------   -------
                                                                                   (dollars in thousands)
Total loans and leases available for sale............    $336,511   $151,286    $304,275   $263,419    $45,919    $78,060   $29,699
Non-accrual loans*...................................       3,314      8,153       1,993      3,999      4,050      2,831     3,474
Lease receivables*...................................          --      3,249          --      3,984      7,891     14,030    18,629
Allowance for loan losses............................          35        717         121        364      1,095      1,106       850
Deferred direct loan origination costs...............      (7,236)    (2,593)     (4,453)    (6,878)    (1,997)    (5,786)   (4,648)
Valuation allowance..................................         100      1,682          42      1,319        263        380       179
Other................................................         (44)       (48)        277        (47)        --         --        --
                                                         --------   --------    --------   --------    -------    -------   -------
Total loans and leases on balance sheet, gross.......    $332,680   $162,446    $302,255   $266,161    $57,221    $90,621   $48,183
                                                         ========   ========    ========   ========    =======    =======   =======

---------------
*   Per balance sheet.
(b) Conventional first mortgages and leases originated in fiscal 2000 have been excluded because we no longer originate these types of loans and leases.


                                                                       THREE MONTHS
                                                                          ENDED
                                                                      SEPTEMBER 30,                YEAR ENDED JUNE 30,
                                                                    -----------------    ------------------------------------------
                                                                     2004       2003       2004     2003      2002    2001     2000
                                                                    -------   -------    -------   ------    -----    -----   -----
FINANCIAL RATIOS:
Return on average assets........................................     (10.71)%   (9.88)%   (11.60)%  (3.07)%   0.94%    1.22%   1.31%
Return on average equity........................................    (958.29)  (386.77)   (566.80)  (44.20)   11.75    12.22   10.29
Total delinquencies as a percentage of total on balance sheet
  portfolio at end of period(a).................................       1.57      7.21       1.19     1.97    11.72     3.87    6.08
Real estate owned as a percentage of total on balance sheet
  portfolio at end of period....................................       0.45      2.78       0.63     1.79     6.37     2.53    3.41
Loan and lease losses as a percentage of the average total on
  balance sheet portfolio during the period(b)..................       0.38      3.33       8.93     5.17     4.23     3.31    1.09
Pre-tax income (loss) as a percentage of total revenues.........    (168.01)   (209.7)     (1.11)  (20.00)    5.47     7.19    7.93
Ratio of earnings to fixed charges(c)...........................      (0.84)x   (1.43)x    (1.42)x   0.31x    1.19x    1.23x   1.26x

---------------
(a) Includes loans delinquent 31 days or more and excludes real estate owned and previously delinquent loans subject to deferment and forbearance agreements if the borrower with this arrangement is current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement).
(b) Percentage based on annualized losses and average total portfolio.
(c) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $42.3 million and $42.3 million for the three months ended September 30, 2004 and 2003, respectively and $183.4 million and $49.0 million for the fiscal years ended June 30, 2004 and 2003, respectively.

                                  RISK FACTORS


   BEFORE YOU INVEST IN SENIOR COLLATERALIZED SUBORDINATED NOTES OR SHARES OF SERIES A PREFERRED STOCK TO BE ISSUED IN THIS EXCHANGE OFFER, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED IN THIS SECTION. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS OFFER TO EXCHANGE BEFORE YOU DECIDE TO PURCHASE ANY SECURITIES WE ARE OFFERING IN EXCHANGE FOR YOUR INVESTMENT NOTES.

RISKS RELATING TO THIS EXCHANGE OFFER

THE EXCHANGE OFFER IS SUBJECT TO CERTAIN CONTINGENCIES AND CONDITIONS, INCLUDING OUR RECEIPT OF STOCKHOLDER APPROVAL OF A PROPOSAL TO AUTHORIZE THE ISSUANCE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK AS REQUIRED UNDER APPLICABLE PROVISIONS OF THE NASDAQ RULES WHICH COULD IMPACT OUR ABILITY TO CONSUMMATE THE EXCHANGE.

   The exchange offer is subject to certain contingencies and conditions including, but not limited to, the stockholder approval of a proposal to authorize the issuance of the Series A preferred stock and common stock issuable upon the conversion of the Series A preferred stock as required under applicable provisions of the NASDAQ rules. There can be no assurance that the stockholder approval will be obtained. This exchange offer is also contingent upon the consent of the lender on our $250.0 million credit facility. Although we have obtained consents of this lender in connection with the prior exchange offers, there can be no assurance that we will be successful in obtaining a consent in connection with this exchange offer. Moreover, the exchange offer may be modified or withdrawn in certain circumstances subject to the discretion of our Board of Directors. See "This Exchange Offer -- Conditions to This Exchange Offer" on page 67.

OUR BOARD HAS NOT EXPRESSED AN OPINION OR RECOMMENDATION ON THE EXCHANGE OFFER AND WE HAVE NOT OBTAINED A FAIRNESS OPINION.

   Our Board of Directors expresses no opinion and is not making any recommendation regarding this exchange offer. Our Board of Directors expresses no opinion and is remaining neutral regarding any recommendation to you whether or not to tender any or all of your investment notes under this exchange offer because the risks and benefits to you will depend on your particular situation or status. The Board of Directors has not obtained a fairness opinion from any financial advisor about the fairness of the exchange to you or to us. In addition, we have not authorized anyone to make a recommendation regarding this exchange offer. We cannot assure you that if you tender your investment notes you will receive more value than if you choose to keep them.

BECAUSE OUR SENIOR COLLATERALIZED SUBORDINATED NOTES AND SERIES A PREFERRED STOCK ARE NOT INSURED AGAINST LOSS BY THE FDIC OR ANY GOVERNMENTAL AGENCY, YOU COULD LOSE YOUR ENTIRE INVESTMENT.

   Neither the FDIC nor any other governmental or private agency insures the senior collateralized subordinated notes or the Series A preferred stock. The holder of these securities is dependent solely upon sources of funds such as the collateral securing senior collateralized subordinated notes, our future earnings, if any, proceeds from the sale or securitization of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debentures, and lines of credit for repayment of principal at maturity and the ongoing payment of interest. Further, our subsidiaries have pledged, and intend to pledge in the future, substantially all of our interest-only strips and residual interests and certain of our servicing advances to secure the senior collateralized subordinated notes and other borrowings. Some of these lien obligations rank senior in right of payment to the senior collateralized subordinated notes. As a result, these pledged assets may not be available to repay holders of the senior collateralized subordinated notes to be issued in this exchange offer. If our sources of repayment are inadequate, you could lose your entire investment. See "-- If the cash flows from the interest-only strips securing the senior collateralized subordinated notes is not sufficient for the repayment of senior collateralized subordinated notes over their terms, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the senior collateralized subordinated notes at maturity and you could lose all or a part of your investment and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" on page 30.

IF WE DO NOT COMPLY WITH THE TERMS OF OUR SENIOR DEBT, THE HOLDERS OF THE SENIOR DEBT MAY BE ABLE TO DECLARE THE SENIOR DEBT DUE AND PAYABLE IMMEDIATELY IN WHICH EVENT HOLDERS OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES MAY NOT RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST ON THE SENIOR COLLATERALIZED SUBORDINATED NOTES UNTIL THE SENIOR DEBT IS PAID IN FULL.

   In the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any senior debt or in the event that any nonpayment event of default with respect to any senior debt which is not cured and which results in the senior debt becoming due and payable prior to the date on which it would otherwise have become due and payable or in the event that any other non-payment default where the holders of the senior debt have the right to declare the senior debt due and payable, then we may not make any payment, direct or indirect, on the senior collateralized subordinated notes unless and until (i) such event of default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled, or (ii) in case of any nonpayment event of default during the period, referred to as a payment blockage period, commencing on the date we and the trustee for the holders of the senior collateralized subordinated notes receive written notice of such event of default from a holder of the senior debt to which such default relates and ending on the earliest of (a) 179 days after such date, (b) the date, if any, on which such senior debt to which such default relates is discharged or such default is waived by the holders of such senior debt or otherwise cured and (c) the date on which the trustee receives written notice from the holder of such senior debt to which such default relates terminating the payment blockage period. No new payment blockage period may be commenced within 360 days after the receipt by the trustee of notice of any prior payment blockage notice period.

IF YOU TENDER AN INVESTMENT NOTE, THE EXCHANGE MAY BE TAXABLE UNDER APPLICABLE TAX LAWS AND REGULATIONS.

   If you tender investment notes, under applicable tax laws and regulations, you may recognize gain or loss equal to the difference between (i) the fair market value of the senior collateralized subordinated notes and/or shares of the Series A preferred stock received in the exchange and (ii) the adjusted tax basis of the investment notes tendered in the exchange. To the extent the fair market value of the senior collateralized subordinated notes and/or Series A preferred stock received in this exchange offer exceeds your adjusted tax basis in the investment notes exchanged, you would incur a tax liability as a result of the exchange. You should consult with a tax advisor regarding the specific tax consequences of your participation in the exchange offer. See "Federal Income Tax Consequences of This Exchange Offer" on page 115.

IF WE OR ONE OF OUR SUBSIDIARIES WERE TO BE SUBJECT TO A BANKRUPTCY PROCEEDING SHORTLY AFTER THE COMPLETION OF THIS EXCHANGE OFFER, THE GRANTING OF LIENS TO SECURE THE SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THIS EXCHANGE OFFER COULD BE VOIDABLE OR THE FILING OF A BANKRUPTCY PETITION COULD PREVENT THE CASH FLOWS FROM THE INTEREST-ONLY STRIPS COLLATERALIZING THESE NOTES FROM BEING UTILIZED TO REPAY THE HOLDERS OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES, WHICH WOULD NEGATIVELY IMPACT THE VALUE OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THIS EXCHANGE OFFER.

   If we or one of our subsidiaries were to file a petition, or become a debtor in an involuntary proceeding, under the United States Bankruptcy Code within 90 days after the consummation of this exchange offer, then the granting of liens on the assets of the entity that filed (or had filed against it) the bankruptcy petition (or on the assets of the entity, the assets and liabilities of which are consolidated with the bankruptcy estate of an affiliate) to secure the senior collateralized subordinated notes issued in this exchange offer could be challenged as a voidable preference under the Bankruptcy Code. Voiding of the liens would not necessarily void or result in the rescission of other parts of the exchange offer, which means that the exchanging noteholder would, in that instance, be holding an unsecured debt instrument in the principal amount of one half of the amount of the investment notes that the exchanging noteholder previously held, plus Series A preferred stock. In addition, if any of the exchanging noteholders were determined to be an "insider," as that term is defined in the Bankruptcy Code, on the date the exchange offer is consummated, then the applicable reach-back period in respect of which the filing of a bankruptcy petition could lead to the assertion of a preference claim in regard to the granting of liens would be one year rather than 90 days. If the lien on the collateral securing the senior collateralized subordinated notes issued in this exchange offer was deemed to be a preference, the holders of the senior collateralized subordinated notes issued in this exchange offer would not be able to rely on such assets for repayment and the senior collateralized subordinated notes issued in this exchange offer would rank junior in right of payment behind our senior debt, subsidiary debt and senior collateralized subordinated notes issued in the prior exchange offers and equally in right of payment with all of our unsecured debt. In addition, if there were a bankruptcy of the trust holding the interest-only strips, the cash flows from which collateralize the senior collateralized subordinated notes, the subsidiaries that granted liens on the cash flows from the trust to the holders of the senior collateralized subordinated notes, may no longer be entitled to receive such cash flows. See "Terms of the Debentures -- Preference Provisions of Federal or State Insolvency Laws" on page 105.

BECAUSE OUR BUSINESS OPERATIONS ARE GENERALLY NOT SUBJECT TO REGULATION AND EXAMINATION BY FEDERAL BANKING REGULATORS, THESE PROTECTIONS ARE NOT AVAILABLE TO PROTECT INVESTORS IN OUR SENIOR COLLATERALIZED SUBORDINATED NOTES OR THE SERIES A PREFERRED STOCK.

   Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business -- Regulation" on page 258.

IF THE CASH FLOWS FROM THE INTEREST-ONLY STRIPS SECURING THE SENIOR COLLATERALIZED SUBORDINATED NOTES ARE NOT SUFFICIENT FOR THE REPAYMENT OF SENIOR COLLATERALIZED SUBORDINATED NOTES OVER THEIR TERMS, YOU MUST RELY ON OUR CASH FLOW FROM OPERATIONS AND OTHER SOURCES FOR REPAYMENT. IF OUR SOURCES OF REPAYMENT ARE NOT ADEQUATE, WE MAY BE UNABLE TO REPAY THE SENIOR COLLATERALIZED SUBORDINATED NOTES AND YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT AND THE VALUE OF THE SERIES A PREFERRED STOCK AND THE COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK COULD BE NEGATIVELY IMPACTED.

   We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the senior collateralized subordinated notes outstanding. If the cash flows from the interest-only strips securing the senior collateralized subordinated notes are not sufficient for the repayment of the priority lien obligations and then the senior collateralized subordinated notes outstanding over their terms, holders of the senior collateralized subordinated notes must rely on our cash flow from operations and other sources for repayment, such as funds from the sale of subordinated debentures and other credit facilities and proceeds from whole loan sales. Our subsidiaries have pledged, and intend to pledge in the future, substantially all of our interest-only strips and residual interests and certain of our servicing advances to secure the senior collateralized subordinated notes and other borrowings. As a result, these pledged assets may not be available to repay holders of the senior collateralized subordinated notes to the extent the collateral securing these notes is not sufficient. Further, we intend to issue additional notes in this exchange offer and do not intend to contribute any additional collateral to the trust to secure the senior collateralized subordinated notes. To the extent the value of these assets collateralizing the senior collateralized subordinated notes decreases in the future, there may not be sufficient cash flows available to pay interest and repay principal on the senior collateralized subordinated notes. Additionally, we anticipate that during fiscal 2005 we will incur significant contractual obligations that will negatively impact our cash flow from operations, including, but not limited to: (i) the payment of dividends on Series A preferred stock of $10.9 million; (ii) the payment of maturing senior collateralized subordinated notes and the accrued interest on senior collateralized subordinated notes of $28.1 million and $1.0 million, respectively; (iii) the payment of maturing subordinated debentures and the accrued interest on outstanding subordinated debentures of $326.2 million and $20.0 million, respectively; and (iv) the repayment of the warehouse lines of credit of $239.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Contractual Obligations" on page 134 for a discussion of our contractual obligations. To the extent revenues from operations and other debt financings are not sufficient to repay the deficiency portion of the senior collateralized subordinated notes, holders may lose all or a part of their investment. Historically, we have experienced negative cash flows from operations.

   In addition, the senior collateralized subordinated notes issued in this exchange offer are not guaranteed by any of our subsidiaries. Therefore, in the event there is insufficient collateral securing the senior collateralized subordinated notes in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to distributing any remaining assets to us as a stockholder of that subsidiary and prior to any payment by us to the holders of the subordinated debentures and the senior collateralized subordinated notes.

   Our ability to repay the senior collateralized subordinated notes outstanding at maturity may depend, in part, on our ability to raise new funds through the sale of subordinated debentures. There can be no assurance that we will be able to sell subordinated debentures in the future. At September 30, 2004, $490.0 million of subordinated debentures were outstanding. We estimate that during fiscal 2005 we will not generate sufficient after-tax earnings to pay the principal and interest on maturing subordinated debentures and we will need to sell approximately $260.0 million to $275.0 million of additional subordinated debentures to pay the principal and interest on our outstanding subordinated debentures and to pay our other obligations, including the principal and interest on the senior collateralized subordinated notes outstanding and dividends on our Series A preferred stock. In addition, we use the proceeds from sales of additional subordinated debentures to pay maturities on existing subordinated debentures because we have been unable to issue subordinated debentures with maturities long enough to fund our business. In essence, we replace maturing short-term subordinated debentures with new short-term subordinated debentures to achieve the longer term funding effect we need in order to implement our business strategy. Once cash flows from after tax earnings become available, as anticipated under our adjusted business strategy, we anticipate having cash available to begin paying down maturing subordinated debentures and reducing the amount of maturing short-term subordinated debentures we replace with new subordinated debentures. There can be no assurance that we will generate sufficient cash flows to achieve these objectives. See "-- Because we have historically experienced negative cash flows from operations, we will be required to rely, in part, on sales of additional subordinated debentures to fund our continuing operations and to repay our outstanding debt, including the senior collateralized subordinated notes issued in this exchange offer. To the extent that we are unable to sell additional subordinated debentures or other securities, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, could be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" on page 41, "-- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock" on page 39 and "-- Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 47. See "Terms of the Debentures" on page 91.

OUR ESTIMATES OF THE VALUE OF INTEREST-ONLY STRIPS AND SERVICING RIGHTS WE RECEIVE WHEN WE SECURITIZE LOANS COULD BE INACCURATE AND COULD LIMIT OUR ABILITY TO OPERATE PROFITABLY, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   We generally receive interest-only strips and may retain servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates, prepayment and credit loss rate assumptions established by the management of our company. The book value of the interest-only strips totaled $448.8 million and the value of our servicing rights totaled $66.7 million at September 30, 2004 prior to giving effect to the transfer of certain of these assets in a repurchase transaction structured as a financing. Together, these two assets represented 47.6% of our total assets at September 30, 2004. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our

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
securitizations using discount rate, prepayment rate and credit loss rate assumptions established by us. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment, consisting of a corresponding reduction in pre-tax income or stockholders' equity or both in the period of adjustment. Adjustments to income could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. Further, in the event of a distressed sale of these assets, the value received upon such a sale may be substantially less than our estimate of fair value which would negatively impact our ability to repay our outstanding debt. In addition, purchasers of these assets may utilize alternative methods of determining the value of these assets which could result in a lower valuation than the book value of these assets.

   During fiscal 2004, we recorded a write down of $63.8 million on our securitization assets. The write down consisted of a $46.4 million reduction of pre-tax income and a $17.4 million pre-tax reduction of other comprehensive income, a component of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than anticipated. During fiscal 2003, we recorded a write down of $63.3 million on our securitization assets. The write down consisted of a $45.2 million reduction of pre-tax income and an $18.1 million pre-tax reduction of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than our assumptions, but was reduced by the favorable valuation impact of reducing the discount rates used to value our securitization assets at June 30, 2003. We cannot predict with certainty what our future prepayment experience will be.

   During the first quarter of fiscal 2005, we recorded a pre-tax write up of $18.6 million on our interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up of interest-only strips resulted from a reduction to our assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once we move beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed.

   Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets. To the extent the value of these assets is less than we estimated, the holders of the senior collateralized subordinated notes would be unsecured creditors with respect to the amount of the senior collateralized subordinated notes not secured by the collateral. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" on page 156 and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" on page 160 for information on the sensitivities of interest-only strips and servicing rights to changes in assumptions. In addition, our servicing rights (and the related fees) can be terminated under certain circumstances, such as failure to make required servicer payments, defined changes in control and reaching certain loss and delinquency levels on the underlying pool. The termination of our servicing rights may have the effect of further reducing the value of our interest-only strips. See "-- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 51.

SINCE SENIOR COLLATERALIZED SUBORDINATED NOTES OUTSTANDING ARE JUNIOR IN RIGHT OF REPAYMENT TO OUR SENIOR DEBT BORROWED FROM INSTITUTIONAL LENDERS AND SUBSIDIARY DEBT, INCLUDING CREDIT FACILITIES AND WAREHOUSE LINES OF CREDIT, IN THE EVENT OF INSOLVENCY, BANKRUPTCY OR LIQUIDATION, TO THE EXTENT THE COLLATERAL SECURING SUCH DEBT IS NOT ADEQUATE, HOLDERS OF SENIOR
COLLATERALIZED SUBORDINATED NOTES WOULD BE REPAID ONLY IF FUNDS REMAIN AFTER THE REPAYMENT OF OUR SENIOR DEBT.

   To the extent the collateral securing the senior collateralized subordinated notes outstanding is not sufficient to repay these securities, the deficiency portion of the senior collateralized subordinated notes issued in this exchange offer will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries, and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding issued in the prior exchange offers, investment notes and any future subordinated debentures issued by us and other unsecured debt. As of September 30, 2004, there was $378.9 million of secured debt and senior debt and subsidiary debt outstanding, including $97.4 million of senior collateralized subordinated notes issued in the prior exchange offers. We are not limited in the amount of senior debt or subsidiary debt we can incur. There is also no limit in the amount of lien obligations, including priority lien obligations, that can be placed upon this collateral provided that the collateral coverage ratio described in the indenture is met. We currently intend to engage in additional financings which will be secured by our assets and senior in right of payment to the subordinated debentures and the senior collateralized subordinated notes. We may also issue additional senior collateralized subordinated notes in future exchange offers, although our ability to do so will be limited to the extent of the collateral available to securitize the senior collateralized subordinated notes. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries') borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." To the extent the collateral securing such debt is not adequate, in the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default as defined in the indenture, no payment may be made on the senior collateralized subordinated notes until all senior debt has been paid in full. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the senior collateralized subordinated notes. As a result, adequate funds may not be available to pay the principal and interest on the senior collateralized subordinated notes, subordinated debentures and other unsecured debt. See "Terms of the Debentures" on page 91.

SINCE THERE IS NO LIMIT ON THE AMOUNT OF LIENS THAT WE CAN INCUR ON THE ASSETS SECURING THE SENIOR COLLATERALIZED SUBORDINATED NOTES PROVIDED THE COLLATERAL COVERAGE RATIO DESCRIBED IN THE INDENTURE IS MET, TO THE EXTENT OUR ESTIMATES OF THE VALUE OF THE COLLATERAL ARE INACCURATE, THERE MAY NOT BE SUFFICIENT CASH FLOWS FROM THE INTEREST-ONLY STRIPS TO REPAY ALL OF THE PRIORITY LIENS OBLIGATIONS AND THE SENIOR COLLATERALIZED SUBORDINATED NOTES OUTSTANDING WHICH WOULD HAVE A NEGATIVE IMPACT ON OUR ABILITY TO REPAY THE SENIOR COLLATERALIZED SUBORDINATED NOTES.

   Pursuant to the terms of the indenture, there is no limit upon the amount of liens placed on the collateral securing the senior collateralized subordinated notes provided the collateral coverage ratio of 1.5 to 1 is met after giving effect to priority lien obligations. These priority lien obligations totalling $47.6 million at September 30, 2004 were also secured by the collateral. In addition, subsequent to September 30, 2004, we transferred $63.5 million of interest-only strips held in ABFS Warehouse Trust 2003-1 to a lender in connection with a financing structured as a repurchase facility which transferred assets are not available to repay the senior collateralized subordinated notes. In addition, we intend to grant priority liens on these assets to secure additional financings. Assuming the issuance of $40.0 million of senior collateralized subordinated notes in this exchange offer, there would be approximately $137.5 million of senior collateralized subordinated notes outstanding upon completion of this exchange offer. In order to consummate this exchange offer, we must satisfy the collateralization requirement of 1.5 to 1 on the closing date based upon the senior collateralized subordinated notes outstanding on such date after giving effect to priority lien obligations. In the event the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes would rank equally in right of payment with our other unsecured debt, including the subordinated debentures. In the event of our insolvency, bankruptcy or liquidation, there can be no assurance that there would be sufficient assets available to repay the deficiency portion of the senior collateralized subordinated notes. As a result, you could lose all or part of your investment.

THE PRIORITY LIEN HOLDERS HAVE THE EXCLUSIVE RIGHT TO RELEASE, SELL OR OTHERWISE DISPOSE OF OUR ASSETS SECURING THEIR LIENS AND THOSE OF OUR AFFILIATES, INCLUDING THE COLLATERAL SECURING THE SENIOR COLLATERALIZED SUBORDINATED NOTES, AND MAY DIRECT THE TRUSTEE TO TAKE ACTIONS WITH RESPECT TO THE COLLATERAL, INCLUDING THE MODIFICATION OF PRIORITY LIEN SECURITY DOCUMENTS, WITHOUT THE CONSENT OF THE HOLDERS OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES.

   The collateral documents provide that as long as any priority lien obligations are outstanding, the holders of the priority liens will have the exclusive right and authority to determine the release, sale, or other disposition with respect to any of our assets securing their liens or those of our affiliates, including the collateral securing the senior collateralized subordinated notes, and to change, waive or vary the collateral documents subject in the case of changes, waivers, or variances, to the conditions specified in the collateral documents. In addition, the holders of the priority lien obligations may, including without limitation, (i) direct the trustee to take actions with respect to the collateral (including the release of the collateral and the manner of realization) without the consent of the holders of the senior collateralized subordinated notes outstanding, and (ii) agree to modify the priority lien security documents, without the consent of the holders of the senior collateralized subordinated notes outstanding or the trustee, to secure additional indebtedness and additional secured creditors as long as the modifications do not violate the provisions of any credit agreement establishing senior debt or the new indenture. Each holder of a senior collateralized subordinated note agreed to consent to the trustee entering into any lien subordination agreement or similar agreement as may be required by a holder of the senior debt and/or authorizing any such holder of senior debt to file any and all records deemed necessary to evidence the subordination agreements.

OUR RESIDENTIAL LENDING BUSINESS IS SUBJECT TO GOVERNMENT REGULATION AND LICENSING REQUIREMENTS, WHICH MAY HINDER OUR ABILITY TO OPERATE PROFITABLY, NEGATIVELY IMPAIR OUR ABILITY TO REPAY OUR SENIOR COLLATERALIZED SUBORDINATED NOTES AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND THE COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state, local and federal agencies. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity lending activities.

   We are also subject to examinations by state departments of banking or similar agencies in the 46 states where we are licensed or otherwise qualified with respect to originating, processing, underwriting, selling and servicing home mortgage loans. We are also subject to Federal Reserve Board, Federal Trade Commission, Department of Housing and Urban Development and other federal and state agency regulations related to residential mortgage lending, servicing and reporting. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. In addition, we are subject to review by state attorneys general and the U.S. Department of Justice and recently entered into a joint agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ended the inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the civil subpoena dated May 14, 2003. See "Business -- Legal Proceedings" on page 262.

   State and federal banking regulatory agencies, state attorneys' general offices, the Federal Trade Commission, the U.S. Department of Justice, the
U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices, including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants, and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, HomeAmerican Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, in April 2002, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. We discontinued charging this particular fee in mid-February 2001. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney-Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. See "Business -- Lending Activities" on page 242 and "Business -- Regulation" on page 258.

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. Prior to its preclusion in July 2003, we had used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees on new loans in some of the states where we originate loans. Prior to this rule becoming effective, 80% to 85% of the home mortgage loans we originated contained prepayment fees. The origination of a high percentage of loans with prepayment fees impacts our securitization gains and securitization assets by helping to reduce the likelihood of a borrower prepaying their loan, thereby prolonging the life of a securitization, and increasing the amounts of residual cash flow, servicing fees and prepayment fees we can expect to collect over the life of a securitization. We currently expect that the percentage of loans that we will originate in the future containing prepayment fees will decrease to approximately 65% to 70%. During the quarter ended September 30, 2004 and fiscal 2004, approximately 78% and 72%, respectively, of the loans we originated contained prepayment fees. This decrease in prepayment fee penetration will potentially reduce the amount of gains and securitization assets we will record on any future securitizations. Because there are many other variables including market conditions, which will also impact securitizations, we are unable to quantify the impact of this rule on any future securitization assets and related gains until we complete a publicly- placed securitization of loans which we originated since this rule became effective.

   We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

   More restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or we may be subject to additional governmental reviews of our lending practices which could hinder our ability to operate profitably and repay our senior collateralized subordinated notes and which could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock. See "Business -- Regulation" on page 258.

YOUR ABILITY TO LIQUIDATE YOUR INVESTMENT IS LIMITED BECAUSE OF TRANSFER RESTRICTIONS AND THE LACK OF A TRADING MARKET.

   The senior collateralized subordinated notes exchanged for investment notes in the exchange offer may not be transferred without our prior written consent. In addition, currently, no established trading market for

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
the senior notes or the Series A preferred stock exists and we do not expect one to develop. Due to the non-transferable nature of the senior collateralized subordinated notes and the lack of a market for the sale of the senior collateralized subordinated notes and the Series A preferred stock, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, we cannot assure you that you would be able to sell the senior collateralized subordinated notes or the Series A preferred stock. See "Terms of the Debentures" on page 91 and "Terms of the Series A Preferred Stock" on page 107.

IN THE EVENT OF INSOLVENCY, BANKRUPTCY OR LIQUIDATION, HOLDERS OF THE SERIES A PREFERRED STOCK WOULD BE PAID ONLY IF FUNDS REMAIN AFTER THE PAYMENT OF OUR OUTSTANDING DEBT, INCLUDING ALL SENIOR COLLATERALIZED SUBORDINATED NOTES OUTSTANDING AND OUR OTHER LIABILITIES. IF WE WERE DEEMED INSOLVENT, DIVIDEND PAYMENTS ON THE SERIES A PREFERRED STOCK MAY BE DEEMED A FRAUDULENT CONVEYANCE.

   If you select Series A preferred stock, these securities are junior to all debt and other liabilities of us and our subsidiaries in the event of our insolvency, bankruptcy or liquidation. If we were to become insolvent, our senior debt, all senior collateralized subordinated notes outstanding, other subordinated debentures and our other liabilities would have to be paid in full prior to any payment to holders of the Series A preferred stock in our liquidation. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the Series A preferred stock. Further, our subsidiaries have pledged, and intend to pledge in the future, substantially all of our interest-only strips and residual interests and certain of our servicing advances to secure the senior collateralized subordinated notes and other borrowings. As a result, adequate funds may not be remaining to pay the holders of the Series A preferred stock the liquidation preference amount set forth in the certificate of designation related to the Series A preferred stock. In addition, to the extent we pay dividends on the Series A preferred stock and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends paid. See "Terms of the Debentures -- Fraudulent Conveyance Considerations" on page 106 and "Terms of the Series A Preferred Stock" on page 107.

SINCE WE DO NOT HAVE EARNINGS FROM WHICH TO PAY DIVIDENDS ON THE SERIES A PREFERRED STOCK, WE INTEND TO PAY DIVIDENDS FROM OUR CAPITAL SURPLUS. AS A RESULT, OUR SURPLUS ACCOUNT COULD BE REDUCED BELOW THE AMOUNT OF THE ORIGINAL LIQUIDATION PREFERENCE ON THE SERIES A PREFERRED STOCK OF $1.00 PER SHARE WHICH COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK. IF WE DO NOT CONSUMMATE THE EXCHANGE OFFER, WE MAY NOT HAVE SUFFICIENT SURPLUS TO CONTINUE TO PAY DIVIDENDS ON THE SERIES A PREFERRED STOCK.

   As a Delaware corporation, we may not declare and pay dividends on our capital if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. To the extent we utilize our capital surplus to pay dividends on the Series A preferred stock, our surplus account on our balance sheet could be reduced below the amount of the original liquidation preference on the Series A preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of dividend will render us insolvent. In addition, to the extent we pay dividends on the Series A preferred stock and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends. Based upon anticipated losses for the quarter ended December 31, 2004, we may be unable to continue to pay dividends on the Series A preferred stock. See "Terms of Series A Preferred Stock -- Dividends" on page 107 and "-- If we do not consummate the exchange offer by December 31, 2004, and as a result are not able to increase our stockholders' equity and reduce the amount of our outstanding debt, we may not be in compliance with our financial covenants contained in our credit facilities, we may fail to meet certain NASDAQ continued listing standards, our common stock may be delisted from trading on the NASDAQ National Market System and we may be unable to continue to pay dividends on the Series A preferred stock" on page 37.

THE VALUE OF THE SERIES A PREFERRED STOCK WOULD BE ADVERSELY IMPACTED BY THE DECREASED MARKET VALUE OF OUR COMMON STOCK.

   The market value of our common stock has decreased and may continue to decrease based on our performance and market perception and conditions. The market value of our common stock may be based primarily upon the market's perception of the future viability of our company, our ability to implement our adjusted business strategy and our ability to reduce our debt outstanding, and may be secondarily based upon the perceived value of our interest-only strips which constitute substantially all of our assets. Since the Series A preferred stock is convertible into common stock, factors negatively impacting the value of the common stock could also negatively impact the value of the Series A preferred stock.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY HAVE THE EFFECT OF IMPEDING A CHANGE OF CONTROL WHICH COULD NEGATIVELY IMPACT THE VALUE OF OUR COMMON STOCK AND SERIES A PREFERRED STOCK.

   We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our certificate of incorporation and bylaws and, certain provisions of Delaware law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. See "Certain Provisions of Delaware Law, our Certificate of Incorporation and Bylaws" on page 113 for a description of these provisions.

IF WE DO NOT CONSUMMATE THE EXCHANGE OFFER BY DECEMBER 31, 2004, AND AS A RESULT ARE NOT ABLE TO INCREASE OUR STOCKHOLDERS' EQUITY AND REDUCE THE AMOUNT OF OUR OUTSTANDING DEBT, WE MAY NOT BE IN COMPLIANCE WITH OUR FINANCIAL COVENANTS CONTAINED IN OUR CREDIT FACILITIES, WE MAY FAIL TO MEET CERTAIN NASDAQ CONTINUED LISTING STANDARDS, OUR COMMON STOCK MAY BE DELISTED FROM TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM AND WE MAY BE UNABLE TO CONTINUE TO PAY DIVIDENDS ON THE SERIES A PREFERRED STOCK.

   To the extent we are unsuccessful in consummating the exchange offer by December 31, 2004, we may be not in compliance with our financial covenants contained in our credit facilities for the quarter ended December 31, 2004 and we may fail to meet certain NASDAQ continued listing standards which could result in our common stock being delisted from trading on the NASDAQ National Market System. In addition, to the extent we are not successful in increasing our stockholders' equity through the exchange offer or earnings, we may be unable to continue to pay dividends on our Series A preferred stock. See
"-- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility, limit our ability to operate profitably and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" on page 60 and "-- If we continue to experience losses and we are unable to consummate the exchange offer by December 31, 2004, we may be unable to continue to meet the requirements for continued listing on the NASDAQ National Market System. If we are unable to meet these requirements, our common stock would be delisted from trading on the NASDAQ Stock Market which would negatively impact the value of our Series A preferred stock and the common stock to be issued upon the conversion of the Series A preferred stock, and our ability to continue to sell subordinated debentures would be negatively impacted" on page 39.

RISKS ASSOCIATED WITH RETAINING THE INVESTMENT NOTES

   All of the foregoing risk factors relating to the new securities and risks related to our business below are also risk factors associated with retaining the investment notes.

IF WE CONTINUE TO EXPERIENCE LIQUIDITY ISSUES AND ARE UNABLE TO SELL SUBORDINATED DEBENTURES FOR ANY REASON, WE MAY BE UNABLE TO REPAY OUR DEBT WHEN DUE AND MAY BE FORCED TO SEEK PROTECTION UNDER THE FEDERAL BANKRUPTCY LAWS.

   We have experienced liquidity issues since June 2003 due to, among other things, our inability to securitize our loans, our financial condition and changes to our business strategy. We have relied on the sale of subordinated debentures to fund our operations and repay our outstanding debt and currently anticipate that we will need to continue to issue subordinated debentures to repay our outstanding debt for at least the next two years. We plan to sell subordinated debentures in a publicly registered offering. In that regard, we filed a registration statement with the SEC and are currently not selling subordinated debentures until the registration statement is declared effective which further adversely affects our liquidity. We are unable to predict whether or when we will get through the SEC registration process or the results of such process and as a result, we are unable to determine at this time when or whether we will be able to commence sales of the subordinated debentures under the new registration statement. As a result of these liquidity issues and the fact we are not currently selling subordinated debentures, we have experienced delays in the repayment of subordinated debentures upon maturity. If such delays continue for more than 30 days beyond the maturity date, we could be deemed to be in default under the terms of the indentures governing our subordinated debentures outstanding which would result in this debt and accrued interest becoming immediately due and payable. An event of default under these instruments could accelerate the debt repayment provisions under our current credit facilities, warehouse lines and debt instruments due to various cross-default provisions contained in the agreements evidencing our outstanding debt. If we are unable to continue to sell subordinated debt for any reason and therefore are unable to repay our debt when due, it may raise substantial doubts about our ability to continue as a going concern and as a result, we may be forced to seek protection under the federal bankruptcy laws or be forced into an involuntary bankruptcy filing. We are in the process of evaluating our strategic alternatives and preparing to implement various alternatives.

SINCE THE INVESTMENT NOTES ARE UNSECURED AND JUNIOR IN RIGHT OF REPAYMENT TO OUR SENIOR DEBT BORROWED FROM INSTITUTIONAL LENDERS AND SUBSIDIARY DEBT, INCLUDING CREDIT FACILITIES AND WAREHOUSE LINES OF CREDIT, AS WELL AS SENIOR COLLATERALIZED SUBORDINATED NOTES TO THE EXTENT OF THE COLLATERAL SECURING SUCH NOTES, IN THE EVENT OF INSOLVENCY, BANKRUPTCY OR LIQUIDATION HOLDERS OF INVESTMENT NOTES WOULD BE REPAID ONLY IF FUNDS REMAIN AFTER THE REPAYMENT OF OUR SENIOR DEBT, SUBSIDIARY DEBT AND PRINCIPAL AND INTEREST ON THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO THE EXTENT OF THE COLLATERAL SECURING SUCH NOTES.

   Upon the consummation of the exchange offer, the investment notes will continue to be subordinated, or junior in right of repayment, to our senior debt, debt of our subsidiaries as well as senior collateralized subordinated notes to the extent of the collateral securing such notes. As of September 30, 2004, there was $378.9 million of secured debt and senior debt and subsidiary debt outstanding, including $97.4 million of senior collateralized subordinated notes issued in the prior exchange offers. We are not limited in the amount of senior debt or subsidiary debt we can incur. We may also issue additional senior collateralized subordinated notes in future exchange offers although our ability to do so will be limited to the extent of the collateral available to secure the senior collateralized subordinated notes. We currently intend to engage in additional financings which will be secured by our assets and will be senior in right of payment to the subordinated debentures and the senior collateralized subordinated notes. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries') borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." As of September 30, 2004, $490.0 million of our outstanding debt ranked equally in right of payment to the investment notes. If we were to become insolvent, our senior debt would have to be paid in full prior to payment of investment notes in our liquidation. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the investment notes. In addition, assets securing the senior collateralized subordinated notes may not be available to repay the investment notes. If the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes (including accrued and unpaid interest in full), the deficiency portion on the senior collateralized subordinated notes will be equal in right of payment with the investment notes, and, therefore, will dilute the amount of assets available, if any, to repay the principal and interest on the investment notes and other unsecured indebtedness issued by us. As a result, adequate funds may not be remaining to pay the principal and interest on the investment notes.

IF WE CONTINUE TO EXPERIENCE LOSSES AND WE ARE UNABLE TO CONSUMMATE THE EXCHANGE OFFER BY DECEMBER 31, 2004, WE MAY BE UNABLE TO CONTINUE TO MEET THE REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET SYSTEM. IF WE ARE UNABLE TO MEET THESE REQUIREMENTS, OUR COMMON STOCK WOULD BE DELISTED FROM TRADING ON THE NASDAQ STOCK MARKET WHICH WOULD NEGATIVELY IMPACT THE VALUE OF OUR SERIES A PREFERRED STOCK AND THE COMMON STOCK TO BE ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK, AND OUR ABILITY TO CONTINUE TO SELL SUBORDINATED DEBENTURES WOULD BE NEGATIVELY IMPACTED.

   Our common stock is listed on the NASDAQ National Market System. As a result, we are required to meet certain requirements established by the NASDAQ Stock Market in order to maintain this listing. These requirements include, among other things, maintenance of stockholders' equity of $10.0 million, a minimum bid price of $1.00 and a market value of publicly held shares of $5.0 million. We experienced losses for fiscal 2003, fiscal 2004 and the first quarter of fiscal 2005 which significantly depleted our stockholders' equity. If we continue to experience losses and we are unable to consummate this exchange offer by December 31, 2004, our stockholders' equity may fall below the $10.0 million requirement for continued listing and NASDAQ could delist our common stock from trading on the NASDAQ National Market System. If we are delisted, we would lose some of our market makers creating a market for our stock as well as existing analyst coverage and our efforts to obtain new analyst coverage would be significantly impaired. Further, our ability to sell our subordinated debentures would be significantly limited in numerous states because the exemption we utilize to sell these securities without registration under applicable state securities laws requires that our common stock be listed on the NASDAQ National Market System. If we were required to register our subordinated debenture offering under the securities laws of various states, no assurance will be given as to whether we would be able to obtain the necessary approvals from state securities administrators. To the extent our common stock were to be delisted from trading on the NASDAQ National Market System, the value of our Series A preferred stock and the common stock and our ability to sell our subordinated debentures would be negatively impacted. The occurrence of these events would have a material adverse effect on our ability to repay our outstanding debt, including the senior collateralized subordinated notes. See "-- Because we have historically experienced negative cash flows from operations, we will be required to rely, in part, on sales of additional subordinated debentures to fund our continuing operations and to repay our outstanding debt, including the senior collateralized subordinated notes issued in this exchange offer. To the extent that we are unable to sell additional subordinated debentures or other securities, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, could be impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" on page 41.

RISKS RELATED TO OUR BUSINESS

WE DEPEND UPON THE AVAILABILITY OF FINANCING TO FUND OUR CONTINUING OPERATIONS. ANY FAILURE TO OBTAIN ADEQUATE FUNDING COULD HURT OUR ABILITY TO OPERATE PROFITABLY, RESTRICT OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   For our ongoing operations, we depend upon frequent financings, including the sale of our unsecured subordinated debentures and warehouse credit facilities or lines of credit. If we are unable to maintain, renew or obtain adequate funding under a warehouse credit facility, or other borrowings, including the sale of additional subordinated debentures, the lack of adequate funds would hinder our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a $200.0 million credit facility. In addition, on October 14, 2003, we entered into definitive agreements with a warehouse lender for a $250.0 million credit facility to fund loan originations. This $200.0 million credit facility was extended to December 3, 2004 and reduced to $60.0 million. We have entered into definitive agreements regarding a $100.0 million credit facility to replace our expiring credit facility and a $23.0 million interim residual repurchase facility. Pursuant to the terms of this interim residual repurchase facility, we transferred $87.6 million of interest-only strips to this lender under terms and conditions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Definitive Agreements and Commitments Related to New Credit Facilities." Although this transaction is structured as a sale and not a loan, we granted this lender a security interest in all of the interest-only strips transferred in this transaction and, as a result, these transferred assets are not available to repay the senior collateralized subordinated notes. We have also entered into commitment letters and anticipate entering into definitive agreements for additional warehouse credit facilities to fund our loan originations. However, there can be no assurance as to whether we will enter into definitive agreements regarding these facilities or that these agreements will contain terms and conditions acceptable to us.

   If we are unable to comply with the terms of our credit facilities, these lenders have the option to accelerate payment on these facilities and would have no further obligation to make additional advances under these facilities. In addition, absent a waiver, our inability to comply with the financial and other terms of this debt could accelerate debt repayment terms under our other outstanding debt due to the various cross default provisions contained in the agreements evidencing our outstanding debt. Additionally, our ability to obtain alternative financing sources may be significantly limited to the extent we have agreed to pledge substantially all our interest-only strips and residual interests and certain of our servicing advances to secure our obligations in an amount not to exceed 10% of the outstanding principal balance of, and the payment of fees on, the $250.0 million credit facility and our obligations under the $23.0 million interim repurchase facility and to secure the senior collateralized subordinated notes outstanding and offered in this exchange offer, and by our current financial condition. In addition, we intend to grant liens in the amount of up to $54.0 million on our interest-only strips and residual interests to secure additional financings to be entered into by us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127 for further discussion of these facilities.

   Although we obtained two warehouse credit facilities totaling $450.0 million in fiscal 2004, and after December 3, 2004 we expect to have warehouse credit facilities totaling at a minimum $530.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we need to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures. Additionally, our warehouse credit facilities have been obtained at high costs, which have a significant impact on our liquidity.

   While we currently believe we will continue to have credit facilities available to finance new loan obligations, we cannot assure you that we will be successful in maintaining or replacing existing credit facilities or obtaining alternative financing sources necessary to fund our operations, and to the extent that we are not successful, we may have to limit our loan originations or sell loans earlier than intended, restructure our operations or seek protection under the federal bankruptcy laws. Limiting our originations or earlier sales of loans would hinder our ability to operate profitably or result in additional losses, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. Our ability to repay our outstanding debt at maturity may depend, in part, on our ability to raise new funds through the sale of additional subordinated debentures. As the servicer of securitized loans, we could also incur certain additional cash requirements with respect to the securitization trusts which could increase our dependence on borrowed funds to the extent funds from non-credit sources were unavailable. If this additional cash requirement were to arise at a time when our access to borrowed funds was restricted, our ability to repay some or all of our outstanding debt as it comes due could be impaired. See "-- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of Series A preferred stock" on page 51 and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127.

   In the event we are unable to offer subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled debt maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and obtaining working capital funding. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, which would negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of Series A preferred stock. If we fail to successfully implement our adjusted business strategy or the contingent financial restructuring plan, we will be required to consider other alternatives, including raising equity, seeking to convert a portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

BECAUSE WE HAVE HISTORICALLY EXPERIENCED NEGATIVE CASH FLOWS FROM OPERATIONS, WE WILL BE REQUIRED TO RELY, IN PART, ON SALES OF ADDITIONAL SUBORDINATED DEBENTURES TO FUND OUR CONTINUING OPERATIONS AND TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THIS EXCHANGE OFFER. TO THE EXTENT THAT WE ARE UNABLE TO SELL ADDITIONAL SUBORDINATED DEBENTURES OR OTHER SECURITIES, OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, COULD BE IMPAIRED AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK COULD BE NEGATIVELY IMPACTED.

   We have historically experienced negative cash flows from operations since 1996 primarily because our previous business strategy of selling loans primarily through securitization required us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization or a whole loan sale, which may not occur until a subsequent period. In addition, our gain on a securitization results from a combination of cash proceeds received and our retained interests in the securitized loans, consisting primarily of interest-only strips which do not generate cash flows immediately. During the three months ended September 30, 2004, we experienced negative cash flow from operations of $14.2 million primarily due to the funding of a $32.2 million increase in loan originations. During the fiscal year ended June 30, 2004, we experienced positive cash flow from operations of $6.8 million primarily due to whole loan sales of loans we originated in the prior fiscal year. Our cash flow from operations for the fiscal year ended June 30, 2003, was a negative of $285.4 million compared to a negative $13.3 million for fiscal 2002. Negative cash flow from operations increased $272.1 million for the fiscal year ended June 30, 2003 mainly due to our inability to complete a securitization or otherwise sell our loans in the fourth quarter of fiscal 2003.

   If our adjusted business strategy changes to include a sale of loans through publicly underwritten securitizations, then, depending on the size and frequency of our future securitizations, we may experience negative cash flow from operations in the future. We anticipate that we will be required to rely, in part, on the offering of additional subordinated debentures to fund both our operations and repay our outstanding debt for at least the next two years. The combination of our current cash position and expected sources of operating cash may not be sufficient to cover our operating cash requirements. If we are unable to sell subordinated debentures for any reason, we may be unable to repay the outstanding subordinated debentures when due. In such event, we would be in default under the terms of the indentures pursuant to which this debt was issued and the trustee acting on behalf of the subordinated debenture holders could declare all of the debt issued under the debentures and accrued interest due and payable immediately. An event of default under these indentures could accelerate the debt repayment terms under our credit facilities and debt instruments due to various cross-default provisions contained in the agreements evidencing our outstanding debt. Should we continue to experience negative cash flows from operations in the future, and if we are unable to sell subordinated debentures to fund our operations, our ability to repay our outstanding debt could be impaired and we may be forced to seek protection under the federal bankruptcy laws. Additionally, the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127.

BECAUSE WE HAD NEGATIVE RETAINED EARNINGS AT SEPTEMBER 30, 2004, WE HAVE NOT GENERATED SUFFICIENT EARNINGS TO COVER OUR FIXED CHARGES, WHICH MAY NEGATIVELY IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER AND INVESTMENT NOTES AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   As a result of our losses experienced for fiscal 2003, fiscal 2004 and the first quarter of fiscal 2005, at September 30, 2004, we had negative retained earnings of $123.6 million on our balance sheet as a result of our losses experienced in the quarter ended September 30, 2004, fiscal 2004 and fiscal 2003. Our earnings before income taxes and fixed charges were insufficient to cover fixed charges by $42.3 million and $183.4 million for the quarter ended September 30, 2004 and the fiscal year ended June 30, 2004, respectively. To the extent that we are unable to generate earnings sufficient to cover our fixed charges, we may have insufficient funds to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer and investment notes, which would have a negative impact on the value of the Series A preferred stock and common stock issuable upon conversion of the Series A preferred stock.

SINCE WE DO NOT SET ASIDE FUNDS TO REPAY OUR OUTSTANDING DEBT AND TO THE EXTENT THE COLLATERAL SECURING SENIOR COLLATERALIZED SUBORDINATED NOTES IS NOT SUFFICIENT FOR THE REPAYMENT OF THE NOTES, HOLDERS OF OUR OUTSTANDING DEBT MUST RELY ON OUR CASH FLOW FROM OPERATIONS AND OTHER SOURCES FOR REPAYMENT. IF OUR SOURCES OF REPAYMENT ARE NOT ADEQUATE, WE MAY BE UNABLE TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER AND INVESTMENT NOTES, WHICH WOULD HAVE A NEGATIVE IMPACT ON THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK AND YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT.

   We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay our outstanding debt upon maturity. Because funds are not set aside periodically for the repayment of the outstanding debt over its term, holders of the subordinated debentures and senior collateralized subordinated notes, to the extent that the cash flow from interest-only strips securing the senior collateralized subordinated notes is not sufficient for the repayment of the senior collateralized subordinated notes over their terms, must rely on our cash flow from operations and other sources for repayment, such as funds from the sale of additional subordinated debentures and proceeds from whole loan sales. Further, our subsidiaries have pledged, and intend to pledge in the future, substantially all of our interest-only strips and residual interests and certain of our servicing advances to secure the senior collateralized subordinated notes and other borrowings. Some of these lien obligations rank senior in right of payment to the senior collateralized subordinated notes. As a result, these pledged assets may not be available to repay holders of the senior collateralized subordinated notes to be issued in this exchange offer. We anticipate that during fiscal 2005 we will incur significant contractual obligations that will negatively impact our cash flow from operations, including, but not limited to: (i) the payment of maturing subordinated debentures and the accrued interest on outstanding subordinated debentures of $335.2 million and $21.1 million, respectively; (ii) the payment of maturing senior collateralized subordinated notes and the accrued interest on senior collateralized subordinated notes of $38.9 million and $1.8 million, respectively; (iii) the payment of dividends on Series A preferred stock of $10.9 million; and (iv) the repayment of the warehouse lines of credit of $274.9 million. These obligations do not take into account dividend, interest and other payments relating to this exchange offer. Our cash position will also be negatively impacted by the payment of fees to our lenders in connection with entering into the new credit facilities described in this offer to exchange and our limited ability to sell subordinated debentures in the second quarter of fiscal 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Contractual Obligations" on page 134 for a discussion of our contractual obligations. To the extent cash flows from operations and other sources are not sufficient to repay the outstanding debt, holders of outstanding debt may lose all or a part of their investment.

   Our ability to repay the outstanding debt at maturity and our ability to meet other financial obligations may depend, in part, on our ability to raise new funds through the sale of additional subordinated debentures. At September 30, 2004, $490.0 million of subordinated debentures were outstanding. We estimate that during fiscal 2005 we will not generate sufficient after-tax earnings to pay the principal and interest on maturing subordinated debentures and we will need to sell approximately $260.0 million to $275.0 million of additional subordinated debentures to pay the principal and interest on our outstanding subordinated debentures and to pay our other obligations, including the principal and interest on the senior collateralized subordinated notes and dividends on our Series A preferred stock. In addition, we use the proceeds from sales of additional subordinated debentures to pay maturities on existing subordinated debentures because we have been unable to issue subordinated debentures with maturities long enough to fund our business. In essence, we replace maturing short-term subordinated debentures with new short-term subordinated debentures to achieve the longer term funding effect we need in order to implement our business strategy. Once cash flows from after tax earnings become available, as anticipated under our adjusted business strategy, we anticipate having cash available to begin paying down maturing subordinated debentures and reducing the amount of maturing short-term subordinated debentures we replace with new subordinated debentures. There can be no assurance that we will be able to sell subordinated debentures in the future. See "-- Because we have historically experienced negative cash flows from operations, we will be required to rely, in part, on sales of additional subordinated debentures to fund our continuing operations and to repay our outstanding debt, including the senior collateralized subordinated notes issued in this exchange offer. To the extent that we are unable to sell additional subordinated debentures or other securities, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, could be impaired and the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock could be negatively impacted" on page 41, "-- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock" on page 39 and "-- Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 47.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO RESTRUCTURE OUR BUSINESS TO PERMIT PROFITABLE OPERATIONS OR REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES AND INVESTMENT NOTES AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF SERIES A PREFERRED STOCK WILL BE NEGATIVELY IMPACTED.

   Our inability to complete publicly underwritten securitizations during the fourth quarter of fiscal 2003, all of fiscal 2004 (we completed a privately-placed securitization in the second quarter of fiscal 2004) and the first quarter of fiscal 2005, our inability to draw down upon and the expiration of several of our credit facilities, and our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 adversely impacted our short-term liquidity position and resulted in our inability to comply with financial covenants contained in our credit facilities. The expiration of our $300.0 million mortgage conduit facility in July 2003 and the temporary discontinuation of the sale of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 also adversely impacted our short-term liquidity position.

   We entered into definitive agreements regarding a $100.0 million credit facility to replace our expiring $200.0 million (now $60.0 million) credit facility and a $23.0 million interim repurchase facility. We have also entered into commitment letters and anticipate entering into definitive agreements for additional warehouse credit facilities to fund loan originations. However, there can be no assurance as to whether we will enter into definitive agreements regarding these facilities or that these agreements will contain terms and conditions acceptable to us.

   Although we obtained two warehouse credit facilities totaling $450.0 million in fiscal 2004, and after December 3, 2004, we expect to have warehouse credit facilities totaling at a minimum $530.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we need to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings, including the $23.0 million interim repurchase facility, and sales of subordinated debentures. Additionally, our warehouse credit facilities have been obtained at high costs, which have a significant impact on our liquidity.

   Our ability to obtain alternative sources of financing may be limited to the extent our subsidiaries have agreed to pledge, and intend to pledge in the future, substantially all of our interest-only strips and residual interests and certain of our servicing advances to secure the senior collateralized subordinated notes and other borrowings and by our current financial condition.

   To the extent that we are not successful in maintaining, replacing or obtaining alternative financing sources on acceptable terms, we may have to limit our loan originations, sell loans earlier than intended and further restructure our operations under our adjusted business strategy or the contingent financial restructuring. Limiting our originations or earlier sales of our loans would prevent us from operating profitably and restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer and investment notes, and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. Likewise, there can be no assurance that we can successfully implement our adjusted business strategy or that the assumptions underlying the adjusted business strategy or the contingent financial restructuring plan can be achieved. Our failure to successfully implement our adjusted business strategy, if necessary, would impair our ability to operate profitably and repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and would negatively impact the value of the Series A preferred stock and our ability to continue to pay dividends on the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. If we fail to successfully implement our adjusted business strategy or the contingent financial restructuring plan, we will be required to consider other alternatives, including raising equity, seeking to convert a portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

EVEN IF WE ARE ABLE TO OBTAIN ADEQUATE FINANCING, OUR INABILITY TO SECURITIZE OUR LOANS COULD HINDER OUR ABILITY TO OPERATE PROFITABLY IN THE FUTURE AND REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES, WHEN DUE AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND THE VALUE OF THE COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   Since 1995, we have relied on the quarterly securitization of our loans to generate cash for the repayment of our credit facilities and the origination of additional loans. Our inability to complete our typical publicly underwritten quarterly securitization during the fourth quarter of 2003, during fiscal 2004 and the first quarter of fiscal 2005 and the significant net pre-tax valuation adjustments to our securitization assets resulted in a net loss attributable to common stock of $29.9 million for fiscal 2003, $115.1 million for fiscal 2004 and $28.7 million for the first quarter of fiscal 2005, and contributed to our shift in focus to less profitable whole loan sales. The losses resulted in our inability to comply with certain financial covenants contained in our credit facilities. The losses and the expiration of our mortgage conduit facility adversely impacted our short-term liquidity position. The temporary discontinuation of sales of subordinated debentures during the first quarter of fiscal 2004 further impaired our liquidity.

   Depending on our ability to reach a profitable level of loan originations, complete securitizations and recognize gains, we anticipate incurring losses at least through the second quarter of fiscal 2005 causing us to fail to comply with the financial covenants in our credit facilities, increase our reliance on less profitable whole loan sales which will require us to originate more loans to reach the same level of profitability as we experienced in securitization transactions, and increase our need for additional financing to fund our loan originations. Our continued inability to securitize our loans could result in us reaching our capacity under our existing credit facilities or require us to sell our loans when market conditions are less favorable and could

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
cause us to incur a loss on the sale transaction. See "-- An interruption or reduction in the whole loan sale or securitization markets would hinder our ability to operate profitably and repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, which would negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock" on page 48.

BASED UPON OUR LOSS FOR THE QUARTER ENDED SEPTEMBER 30, 2004 AND OUR ANTICIPATED LOSS FOR THE QUARTER ENDED DECEMBER 31, 2004, WE WILL BE OUT OF COMPLIANCE WITH FINANCIAL COVENANTS CONTAINED IN ONE OF OUR CREDIT FACILITIES AND WE WILL CONTINUE TO NEED WAIVERS FROM OUR LENDER.

   At various times since June 30, 2003, including at June 30, 2004, July 31, 2004, August 31, 2004, September 30, 2004 and October 31, 2004, we have been out of compliance with one or more financial covenants contained in our $200.0 million credit facility (reduced to $60.0 million). We have continued to operate on the basis of waivers granted by the lender under this facility. We currently anticipate that we will be out of compliance with one or more of these financial covenants at November 30, 2004 and will need a waiver from this lender for this noncompliance to continue to operate. The expiration date of this facility was originally September 21, 2004, but through a series of extensions granted by this lender to facilitate our closing and implementation of replacement credit facilities, this facility is now scheduled to expire on December 3, 2004.

   A provision in our $250.0 million credit facility required us to maintain another credit facility for $200.0 million with a $40.0 million sublimit of such facility available for funding newly originated loans. In the event we do not enter into definitive agreements with other lenders by December 3, 2004 which satisfy the above-described requirement in our $250.0 million facility for a $40.0 million sublimit, we will need an additional amendment to the $250.0 million facility or a waiver from the lender to continue to operate.

   We cannot assure you that we will continue to receive the waivers that we need to operate or that they will not contain conditions that are unacceptable to us. Because we anticipate incurring losses through at least the second quarter of fiscal 2005, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants contained in our credit facilities and servicing agreements. See "-- We depend upon the availability of financing to fund our operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 39 and "-- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, may be impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" on page 60.

IN THE EVENT OUR COMMON STOCK IS DELISTED FROM TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM, THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK AND OUR ABILITY TO CONTINUE TO SELL SUBORDINATED DEBENTURES WOULD BE NEGATIVELY IMPACTED.

   Since our common stock is listed on the NASDAQ National Market System, we are required to meet certain requirements established by the NASDAQ Stock Market in order to maintain this listing. These requirements include, among other things, maintenance of stockholders' equity of $10.0 million, a minimum bid price of $1.00 and a market value of publicly held shares of $5.0 million.

   On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equal at least $5.0 million. Under NASDAQ Marketplace Rules, we had 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement

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
for 10 consecutive trading days and we withdrew our application to list our common stock on the American Stock Exchange, referred to as AMEX in this document, which application we filed with AMEX upon our receipt of the letter from the NASDAQ Stock Market described above. On June 24, 2004, we received a letter from the staff of the NASDAQ Stock Market confirming that we had regained compliance with the NASDAQ continued listing requirement related to the market value of our publicly held shares and were not subject to delisting.

   There can be no assurance that we will be in compliance with the $10.0 million stockholders' equity requirement on December 31, 2004 absent the completion of this exchange offer. Our ability to engage in future exchange offers of this type may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers. Further, there can be no assurance that we will continue to be in compliance with the NASDAQ listing requirements in future periods.

   If we are unable to maintain our listing on the NASDAQ National Market System, the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock and our ability to continue to sell subordinated debentures would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell subordinated debentures in certain states, which would have a material adverse effect on our liquidity and our ability to repay maturing debt when due.

LENDING TO CREDIT-IMPAIRED BORROWERS MAY RESULT IN HIGHER DELINQUENCIES IN OUR TOTAL PORTFOLIO, WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a subprime borrower. Loans made to subprime borrowers, which are commonly referred to as subprime loans, may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Financial institutions utilize a credit rating system referred to as a FICO score to evaluate the creditworthiness of borrowers and as a means to establish the risk associated with lending to a particular borrower. The higher the FICO score, which can range from 300 to 850, the more creditworthy the borrower is. Generally, borrowers with FICO scores of 720 to 850 would receive the most favorable interest rates. During the three months ended September 30, 2004 and fiscal 2004, the average FICO score of our subprime home mortgage borrowers was 632 and 623, respectively. According to Standard & Poor's, subprime lenders issued securitized transactions with mixed collateral (fixed and adjustable rate mortgage loans) with a range of average FICO scores between 584 and 642 during the second quarter of calendar 2004. Historically, we have experienced higher rates of delinquency on these subprime loans as compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with subprime loans, our standards and procedures may not offer adequate protection against risks of default. When we securitize loans we continue to bear some exposure to delinquencies and losses through our securitization assets, which are accounted for through our credit loss assumptions. Higher than anticipated delinquencies, foreclosures or losses in our total portfolio could reduce the cash flow we receive from our securitization assets which would hinder our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock, our ability to continue to pay dividends on the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio Quality" on page 222 and "Business -- Lending Activities" on page 242.

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
DELINQUENCIES AND PREPAYMENTS IN THE POOLS OF SECURITIZED LOANS COULD ADVERSELY AFFECT THE CASH FLOW WE RECEIVE FROM OUR INTEREST-ONLY STRIPS, IMPAIR OUR ABILITY TO SELL OR SECURITIZE LOANS IN THE FUTURE, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   We re-acquire the risks of delinquency and default for non-performing loans that we determine to repurchase from the securitization trusts. Levels of delinquencies or losses in a particular securitized pool of loans, which exceed maximum percentage limits, or "triggers," set in the securitization agreement governing that pool, impact some or all of the cash that we would otherwise receive from our interest-only strips. If delinquencies or losses exceed maximum limits, the securitization trust withholds cash from our interest-only strips. The trust then uses the cash to repay outside investors, which reduces the proportionate interest of outside investors in the pool and results in additional overcollateralization. Additionally, for losses, the securitization trust utilizes cash from our interest-only strips to pay off investors. Our receipt of cash payments on the interest-only strip resumes when the additional overcollateralization created for outside investors meets specified targets or delinquency and loss rates for the pool of loans no longer exceed trigger levels. However, to adequately fund our ongoing operations during a period of suspended cash flow, we may need to borrow funds to replace the cash being withheld. We may not be able to obtain such additional borrowings on terms favorable to us, or at all. Even if we are successful in borrowing such funds, the additional interest expense would hinder our ability to operate profitably, could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, as they mature and negatively impact the value of the Series A preferred stock, our ability to continue to pay dividends on the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management" on page 164.

   We have the ability to repurchase a limited number of delinquent loans from securitized pools. This ability to repurchase loans enables us to avoid disruptions in securitization cash flows by repurchasing delinquent loans before trigger limits are reached, or to restore suspended cash flows by repurchasing sufficient delinquent loans to lower delinquency and loss rates below trigger limits. However, the repurchase of loans for this purpose, called "trigger management," would require funding from the same sources we rely on for our other cash needs and could require us to borrow additional funds. If funds were not available to permit us to repurchase these loans, our cash flow from the interest-only strips would be reduced, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, could be impaired and the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock could be negatively impacted. Lack of liquidity in these circumstances could result in more pools reaching trigger levels, which, in turn, would further tighten liquidity.

   At September 30, 2004, one of our twenty mortgage securitization trusts was under a triggering event as a result of delinquencies exceeding specified levels. There were no securitization trusts exceeding specified loss levels at September 30, 2004. At June 30, 2003, four of our twenty-six mortgage securitization trusts were under a triggering event. Approximately $5.0 million of excess overcollateralization is being held by the trust as of September 30, 2004. For the three months ended September 30, 2004 and the fiscal year ended June 30, 2004, we repurchased delinquent loans and real estate owned with an aggregate unpaid principal balance of $2.7 million and $54.0 million, respectively, from securitization trusts primarily for trigger management. We cannot predict when the four trusts currently exceeding triggers will be below trigger limits and release the excess overcollateralization. In order for these trusts to release the excess overcollateralization, delinquent loans would need to decline, or we would need to repurchase delinquent loans of up to $4.8 million as of September 30, 2004. We received $1.8 million and $40.9 million of proceeds from the liquidation of repurchased loans and real estate owned in the quarter ended September 30, 2004 and fiscal 2004, respectively.

   While our managed portfolio has significantly decreased and we anticipate that the amount of loans repurchased from securitization trust will decline, if delinquencies increase and we cannot cure the delinquency or liquidate the loans in the mortgage securitization trusts without exceeding loss triggers, the

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
levels of repurchases required to manage triggers may increase. Our ability to continue to manage triggers in our securitization trusts in the future is affected by our availability of cash from operations or through the sale of subordinated debentures to fund these repurchases and our ability to retain the servicing rights over the loans held by the securitization trusts. See
"-- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 51.

   Prepayments by borrowers also make it more difficult for us to maintain delinquencies below trigger limits set in securitization agreements. During the three months ended September 30, 2004 and September 30, 2003, $228.7 million and $334.9 million, respectively, of our loans were prepaid by the borrowers prior to maturity. During fiscal 2004 and fiscal 2003, $1.3 billion and $1.0 billion, respectively, of our loans were prepaid by the borrowers prior to maturity. By reducing current loans in a securitized pool, prepayments mathematically increase the percentage of delinquent loans remaining in the pool. The consequences resulting from either a suspension of cash flow or our repurchase of delinquent loans from the securitized pool could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock. We currently anticipate that the level of prepayments and prepayment speeds will decline based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of our quarterly revaluation of our interest-only strips and servicing rights, and our own prepayment experience. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management" on page 164, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio Quality" on page 222, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" on page 160 and "Business -- Lending Activities" on page 242.

AN INTERRUPTION OR REDUCTION IN THE WHOLE LOAN SALE OR SECURITIZATION MARKETS WOULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, WHICH WOULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   A significant portion of our revenue and net income represents gain on the sale of loans. Our strategy is to sell substantially all of the loans we originate at least quarterly. Operating results for a given period can fluctuate significantly as a result of the timing and size of whole loan sales or securitizations. If we do not close whole loan sales or securitizations on a quarterly basis, we could experience a loss for that quarter. In addition, we rely on the quarterly sale of our loans to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

   Our ability to complete securitizations depends on several factors, including:

     o conditions in the securities markets generally, including market interest rates;

     o  conditions in the asset-backed securities markets specifically;

     o general economic conditions, including conditions in the subprime industry;

     o  our financial condition;

     o  the performance of our previously securitized loans;

     o  the credit quality of our total portfolio; and

     o  changes in federal tax laws.

   If we are not able to sell substantially all of the loans that we originate during the quarter in which the loans are made, we would likely not be profitable for the quarter. Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans, repay our

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outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, which would have a material adverse effect on our results of operations, financial condition and business prospects and would negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A stock. If it is not possible or economical for us to complete a whole loan sale or securitization within favorable timeframes, we may exceed our capacity under our warehouse financing and lines of credit. We may be required to sell the accumulated loans at a time when market conditions for our loans are less favorable, and potentially to incur a loss on the sale transaction. If we cannot generate sufficient liquidity upon any such loan sale or through the sale of additional subordinated debentures, we will be required to restrict or restructure our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127 and "Business -- Securitizations" on page 255.

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR ADJUSTED BUSINESS STRATEGY WHICH FOCUSES ON WHOLE LOAN SALES, WE MAY BE UNABLE TO ATTAIN PROFITABLE OPERATIONS WHICH COULD IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   Our adjusted business strategy seeks to increase our loan volume by broadening our loan product line, offering more competitive interest rates and through further development of existing markets while maintaining our origination fees, underwriting criteria and the interest rate spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

     o broaden our mortgage loan product line and increase originations of loans;

     o  obtain additional financing to fund our operations;

     o manage the mix of loans originated in order to maximize the timing and levels of advances under our credit facilities and to appeal to a broader group of borrowers;

     o expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

     o maintain adequate financing on reasonable terms to fund our loan origination;

     o  profitably sell our loans through whole loan sales on a regular basis;

     o  hire, train and retain skilled employees; and

     o  successfully implement our marketing campaigns.

   Our inability to achieve any or all of these factors could impair our ability to successfully implement our adjusted business strategy and successfully leverage our fixed costs which could hinder our ability to operate profitably, result in continued losses and impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock. If we fail to successfully implement our adjusted business strategy or the contingent financial restructuring plan, we will be required to consider other alternatives, including raising equity, seeking to convert a portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

CHANGES IN INTEREST RATES COULD NEGATIVELY IMPACT OUR ABILITY TO OPERATE PROFITABLY, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   Rising interest rates could reduce our overall profitability in one or more of the following ways:

     o reducing the demand for our loan products, which could reduce our profitability;


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
     o causing investors in asset-backed securities to increase the interest rate spread requirements and overcollateralization requirements for our future securitizations, which could reduce the profitability of our securitizations;

     o increasing interest rates required by purchasers of our loans in whole loan sales;

     o reducing the spread between the interest rates we receive on loans we originate and the interest rates we pay to fund the originations, which among other effects, increases our carrying costs for these loans during the period they are being pooled for securitization;

     o increasing the interest rates we must pay on our subordinated debentures to attract investors at the levels we require to fund our operations;

     o increasing our interest expense on all sources of borrowed funds, such as subordinated debentures, credit facilities and lines of credit, and could restrict our access to the capital markets;

     o negatively impacting the value and profitability of loans from the date of origination until the date we sell the loans;

     o reducing the spread between the average interest rate on the loans in a securitization pool and the pass-through interest rate to investors issued in connection with the securitization (This reduction in the spread occurs because interest rates on loans in a securitization pool are typically set over the three months preceding a securitization while the pass-through rate on securities issued in the securitization is based on market rates at the time a securitization is priced. Therefore, if market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor would reduce our profit on the sale of the loans.); and

     o increasing the cost of floating rate certificates issued in certain securitizations without a corresponding increase in the interest income of the underlying fixed rate loan collateral (This situation would reduce the cash flow we receive from the interest-only strips related to those securitizations and reduce the fair value or expected future cash flow of that asset as well. At September 30, 2004, floating interest rate certificates represented 13.2% of total debt issued by loan securitization trusts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" on page 226 for further discussion of the impact on our interest-only strips of interest rate changes in floating interest rate certificates issued by securitization trusts and outstanding debt issued by the securitization trusts).

   Declining interest rates could reduce our profitability in one or more of the following ways:

     o subordinated debentures with terms of one year or more which are not redeemable at our option represent an unfavorable source of borrowing in an environment where market rates fall below those paid on the subordinated debentures (At September 30, 2004, $8.1 million in non-redeemable subordinated debentures with maturities of greater than one year was outstanding.); and

     o a decline in market interest rates generally induces borrowers to refinance their loans, which are held in the securitization trusts, and could reduce our profitability; prepayment levels in excess of our assumptions reduce the value of our securitization assets. A significant decline in market interest rates would increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability, could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock. See " -- Our estimates of the value of interest-only strips and servicing rights we receive when we securitize loans could be inaccurate and could limit our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes, and negatively

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
        impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 31.

   Although both rising and falling interest rates negatively impact our business and profitability, the speed at which rates fluctuate, the duration of high or low interest rate environments and the nature and magnitude of any favorable interest rate consequences, as well as economic events and business conditions outside of our control, affect the overall manner in which interest rate changes impact our operations and the magnitude of such impact. In addition, because of the volatile and unpredictable manner in which these factors interact, we may experience interest rate risks in the future that we have not previously experienced or identified. Any reduction in our profitability could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" on page 226.

OUR SECURITIZATION AGREEMENTS IMPOSE OBLIGATIONS ON US TO MAKE CASH OUTLAYS WHICH COULD IMPAIR OUR ABILITY TO OPERATE PROFITABLY AND OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   Our securitization agreements require us to replace or repurchase loans which do not conform to representations and warranties we made in the agreements. Additionally, as servicer, we are required to:

     o compensate investors for interest shortfalls on loan prepayments (up to the amount of the related servicing fee); and

     o advance interest payments for delinquent loans if we believe in good faith the advances will ultimately be recoverable by the securitization trust. These advances can first be made out of funds available in the trusts' collection accounts. If the funds available from the trusts' collection accounts are insufficient to make the required advances, then we are required to make the advances from our operating cash. The advances made from the trusts' collection accounts, if not recovered from the borrowers or proceeds from the liquidation of the loans, require reimbursement from us. These advances, if ultimately not recoverable by us, require funding from our capital resources and may create greater demands on our cash flow, which could limit our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. See "Business -- Securitizations" on page 255.

   In the quarter ended September 30, 2004 and in fiscal 2004, our cash expenditures related to our securitization agreements constituted less than $100,000. We do not anticipate that these cash outlays will increase significantly in the foreseeable future.

OUR SERVICING RIGHTS MAY BE TERMINATED IF WE FAIL TO SATISFACTORILY PERFORM OUR SERVICING OBLIGATIONS, OR FAIL TO MEET MINIMUM NET WORTH REQUIREMENTS OR FINANCIAL COVENANTS WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   As part of the securitization of our loans, we may retain the servicing rights, which is the right to service the loans for a fee. At September 30, 2004, 82.5% of the total portfolio we serviced was owned by third parties. The value of servicing rights related to our total portfolio is an asset on our balance sheet called servicing rights. We enter into agreements in connection with the securitizations that allow bond insurers to terminate us as the servicer if we breach our servicing obligations, fail to perform satisfactorily or fail to meet a minimum net worth requirement or other financial covenants. For example, our servicing rights may be terminated if losses on the pool of loans in a particular securitization exceed prescribed levels for specified periods of time. Since October 2003 we have been out of compliance with the net worth covenant in the servicing agreements associated with one bond insurer and we have obtained a waiver from this bond insurer

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for this noncompliance on a monthly basis in order to continue as servicer under these servicing agreements. We anticipate having to obtain this waiver on a monthly basis for the foreseeable future. There can be no assurances that we will continue to receive the waivers necessary to operate or that such waivers will not contain conditions that are unacceptable to us.

   As a result of recent amendments to our servicing agreements, all of our servicing agreements associated with the bond insurers now provide for term-to-term servicing and, in the case of our servicing agreements with two bond insurers, our rights as a servicer may be terminated at the expiration of a servicing term in the sole discretion of the bond insurer. During the quarter ended September 30, 2004 and fiscal 2004, we did not experience any termination of servicing rights pursuant to existing term-to-term servicing agreements. There can be no assurances that we will continue to receive the servicing agreement extensions we need to operate or that they will not contain conditions that are unacceptable to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 127.

   If we lose the right to service some or all of the loans in our total portfolio, the servicing fees will no longer be paid to us and we would be required to write down or write off this asset, which would decrease our earnings and our net worth, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. In addition, if we do not meet eligibility criteria to act as servicer in future securitizations, we would not receive income from these future servicing rights. Further, to the extent we lose our right to service some or all of the loans in our total portfolio, we may be unable to manage triggering events under our securitization agreements which could cause disruptions in the cash flows from our interest-only strips, impair the value of these assets and limit our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer.

IF WE ARE NOT ABLE TO EXCEED THE LEVELS OF LOAN ORIGINATIONS THAT WE EXPERIENCED IN THE PAST, WE MAY BE UNABLE TO ATTAIN PROFITABLE OPERATIONS AND OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, MAY BE IMPAIRED AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK WOULD BE NEGATIVELY IMPACTED.

   During fiscal 2003 and 2002, we experienced record levels of loan originations. As a result of our liquidity issues, our loan volume for fiscal 2004 decreased substantially. During fiscal 2004, we originated $982.7 million of loans as compared to originations of $1.67 billion of loans in fiscal 2003. During the first quarter of fiscal 2005, we originated $629.7 million of loans. We anticipate that depending upon the size of our future quarterly securitizations, if any, we will need to increase our loan originations to approximately $400.0 million to $500.0 million per month to return to profitable operations. If we are unable to complete quarterly securitizations, we will need to increase our loan originations to approximately $500.0 million to $600.0 million per month to return to profitability. Our ability to achieve the level of loan originations necessary to obtain profitable operations depends upon a variety of factors, some of which are outside our control, including:

     o  interest rates;

     o our ability to manage the mix of loans originated in order to maximize the timing and levels of advances under our credit facilities and to appeal to a broader group of borrowers;

     o  our ability to broaden our mortgage loan product line;

     o our ability to originate loans, which have the characteristics that qualify for us to obtain advances under our new credit facilities (including higher loan-to-value ratios than those originated in the past);

     o  our ability to obtain additional financing on reasonable terms;

     o  conditions in the asset-backed securities markets;

     o  our ability to attract and retain qualified personnel;

     o  economic conditions in our primary market area;


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     o  competition; and

     o  regulatory restrictions.

   To the extent that we are not successful in maintaining or replacing outstanding debt upon maturity, increasing and maintaining adequate warehouse credit facilities or lines of credit to fund increasing loan originations, or securitizing and selling our loans, we may have to limit future loan originations and further restructure our operations. If we are unable to attain the level of loan originations of approximately $400.0 to $500.0 million per month with a securitization or approximately $500.0 million to $600.0 million per month without a securitization, we may be unable to attain profitable operations, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, may be impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock would be negatively impacted. See "-- Changes in interest rates could negatively impact our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 49.

THE LOANS WE RECENTLY ORIGINATED ARE UNSEASONED AND MAY HAVE HIGHER DELINQUENCY AND DEFAULT RATES THAN MORE SEASONED LOAN PORTFOLIOS, WHICH COULD RESULT IN LOSSES ON LOANS THAT ARE REQUIRED TO BE REPURCHASED BY US UNDER RECOURSE PROVISIONS AND WHICH MAY IMPACT OUR ABILITY TO SELL LOANS IN THE SECONDARY MARKET WHICH WOULD NEGATIVELY IMPAIR OUR ABILITY TO REPAY OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   The mortgage loans which we recently originated are unseasoned and may have higher delinquency and default rates than seasoned mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. We start bearing the risk of delinquency and default on loans when we originate them. Some whole loan sale agreements we enter into with purchasers may include limited recourse provisions obligating us to repurchase loans at the sale price in the event of unfavorable delinquency performance of the loans sold or to refund premiums if a sold loan prepays within a specified period. The duration of these obligations typically ranges from 60 days to one year from the date of the loan sale. We reserve for these premium obligations at the time of sale through an expense charge against the gain on sale. In the three months ended September 30, 2004, we sold approximately $602.2 million of loans under agreements containing recourse provisions, of which $598.9 million of loans were still subject to recourse provisions at September 30, 2004. The remaining $3.3 million of whole loan sales during the three months ended September 30, 2004 were without recourse. In fiscal 2004, we sold approximately $803.7 million of loans under agreements containing recourse provisions, of which $624.0 million of loans were still subject to recourse provisions at June 30, 2004.

   We attempt to manage these risks with risk-based loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing and appropriate loss reserves, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, will be negatively impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock will be negatively impacted.

A DECLINE IN REAL ESTATE VALUES COULD RESULT IN A REDUCTION IN OUR LOAN ORIGINATIONS, WHICH COULD HINDER OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect, which could hinder our ability to attain profitable

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
operations, limit our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. See "Business -- Lending Activities" on page 242.

A DECLINE IN VALUE OF THE COLLATERAL SECURING OUR LOANS COULD RESULT IN AN INCREASE IN LOSSES ON FORECLOSURE, WHICH COULD HINDER OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS, LIMIT OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   Declining real estate values will increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans generally increase during economic slowdowns or recessions, and the increase in delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans we experience may be particularly pronounced because we lend to credit-impaired borrowers. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could hinder our ability to attain profitable operations, limit our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. In addition, 91.0% of our loans originated during the first quarter of fiscal 2005 were secured by first mortgages and 9.0% of our loans originated during the first quarter of fiscal 2005 were secured by second mortgages. During fiscal 2004, 89.9% of loans originated by us were secured by first mortgages and 10.1% of loans originated by us were secured by second mortgages. Our loans secured by second mortgages are more frequently subject to delinquencies and losses on foreclosure than the loans secured by first mortgages. Any sustained period of increased delinquencies, foreclosures or losses from delinquent and foreclosed loans could adversely affect our ability to sell loans, the prices we receive for our loans or the value of our interest-only strips which could have a material adverse effect on our results of operations, financial condition and business prospects. See "Business -- Lending Activities" on page 242.

THE AMOUNT OF OUR OUTSTANDING DEBT COULD IMPAIR OUR FINANCIAL CONDITION, OUR ABILITY TO FULFILL OUR DEBT AND DIVIDEND OBLIGATIONS AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   As of September 30, 2004, we had total indebtedness of approximately $869.0 million, comprised of amounts outstanding under our warehouse lines, subordinated debentures, senior collateralized subordinated notes issued in the exchange offers through September 30, 2004, convertible promissory notes and capitalized lease obligations. At September 30, 2004, our ratio of total debt and liabilities to equity was approximately 90.4 to 1. At September 30, 2004, we also had availability to incur additional indebtedness of approximately $70.1 million under our revolving warehouse and credit facilities. In the twelve-month period ending September 30, 2005, we will be obligated to pay $677.9 million of interest and principal on maturing debt outstanding at September 30, 2004 and $10.9 million of dividends on Series A preferred stock outstanding at September 30, 2004. If we issue $275.0 million of additional subordinated debentures during fiscal 2005, we would expect to increase the amount of interest payable in the next twelve months by approximately $14.0 million. In addition, during the three months ended September 30, 2004 and fiscal 2004, we were required to pay fees and expenses of lenders of $8.6 million and $23.3 million, respectively, in order to maintain existing and obtain new credit facilities. During fiscal 2005, these fees and expenses are estimated to be approximately $39.0 million.

   The amount of our outstanding indebtedness could:

     o require us to dedicate a substantial portion of our cash flow to the payment of interest, principal and fees on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements, including the payment of dividends on the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock;


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
     o limit our flexibility in planning for, or reacting to, changes in operations and the subprime industry in which we operate; and

     o place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

   In addition, the interest expense resulting from additional outstanding debt and fees and expenses of lenders payable in order to maintain our credit facilities would reduce our profitability and could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, as it matures. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital, sell assets or seek protection under the federal bankruptcy laws. Our ability to obtain additional financing could be significantly limited to the extent that we have agreed to pledge substantially all of our interest-only strips and residual interests and certain of our servicing advances to secure our obligations in an amount not to exceed 10% of the outstanding principal balance of, and the payment of fees on, our $250.0 million credit facility and our obligations under the $23.0 million repurchase facility and to secure the senior collateralized subordinated notes outstanding and offered in this exchange offer and by our current financial condition. Our inability to obtain financing or sell assets on satisfactory terms could impair our ability to operate profitably and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. See "-- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 39.

WE DO NOT CURRENTLY PAY CASH DIVIDENDS ON OUR COMMON STOCK AND DO NOT ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

   During the first quarter of fiscal 2004, we suspended paying cash dividends on our common stock and we do not anticipate paying any cash dividends on the common stock in the foreseeable future. As a Delaware corporation, we may not declare and pay dividends on the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Under applicable Delaware case law, dividends may not be paid on our common stock if we become insolvent or the payment of dividends will render us insolvent. As a result, to the extent that we continue to experience losses, we may be prohibited from paying dividends on our common stock under applicable Delaware law. In addition, the terms of Series A preferred stock issued by us in the exchange offers may restrict the payment of dividends on our common stock. See "-- We have issued 109.4 million shares of the Series A preferred stock in the prior exchange offers and we could issue up to 80.0 million shares of Series A preferred stock in this exchange offer, which have dividend rights and rights upon liquidation which rank senior to our common stock" on page 55.

WE HAVE ISSUED 109.4 MILLION SHARES OF THE SERIES A PREFERRED STOCK IN THE PRIOR EXCHANGE OFFERS AND WE COULD ISSUE UP TO 80.0 MILLION SHARES OF SERIES A PREFERRED STOCK IN THIS EXCHANGE OFFER, WHICH HAVE DIVIDEND RIGHTS AND RIGHTS UPON LIQUIDATION WHICH RANK SENIOR TO OUR COMMON STOCK.

   Our board of directors has designated 200,000,000 shares of preferred stock as Series A preferred stock. As of August 23, 2004, 109.4 million shares of the Series A preferred stock were outstanding as a result of the prior exchange offers. We could issue up to 80.0 million shares of Series A preferred stock in this exchange offer. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, before any payment to holders of common stock, the holders of the Series A preferred stock will be entitled to receive a liquidation preference of $1.00 per share, plus accrued and unpaid dividends, if any, to the date of final distribution to such holders.

   We pay monthly cash dividend payments to the Series A preferred stockholders of $0.008334 per share of the Series A preferred stock, subject to compliance with applicable Delaware law. We are required to pay the cumulative amount of any unpaid dividends upon liquidation of the Series A preferred stock, or the

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
appropriate adjustment, which takes into account unpaid dividends, will be made upon the redemption or conversion of the Series A preferred stock. As long as shares of the Series A preferred stock are outstanding, no dividends will be declared or paid on our common stock unless all monthly dividends accrued and unpaid on outstanding shares of the Series A preferred stock have been paid in full.

ISSUANCE OF SHARES OF OUR COMMON STOCK UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK WILL RESULT IN SIGNIFICANT DILUTION OF EQUITY INTERESTS OF EXISTING HOLDERS OF OUR COMMON STOCK, REDUCE THE PROPORTIONATE VOTING POWER OF EXISTING HOLDERS OF OUR COMMON STOCK AND MAY DECREASE THE MARKET VALUE PER SHARE OF OUR COMMON STOCK.

   On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if dividends are not paid in full on the Series A preferred stock outstanding on such date), the holder of shares of the Series A preferred stock has an option to convert each share of the Series A preferred stock into a number of shares of common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A preferred stock has become convertible due to failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market price of a share of our common stock (which figure shall not be less than $5.00 per share regardless of the actual market price, such $5.00 minimum figure to be subject to adjustments for stock splits, including reverse stock splits) on the conversion date.

   To the extent that holders of the Series A preferred stock issued in the exchange offers exercise their conversion rights described above, the maximum number of shares into which 109.4 million shares of the Series A preferred stock issued in the exchange offers may be converted is 28.5 million shares of common stock based upon the conversion price of $1.30 per share, an assumed market price of $5.00 per share of common stock and assuming the payment of all dividends on the shares of the Series A preferred stock currently outstanding. The issuance of 28.5 million shares of common stock will result in significant dilution of equity interests of existing holders of our common stock, reduce the proportionate voting power of existing holders of our common stock and may decrease the market value per share of our common stock.

   If we are unable to continue paying dividends on the Series A preferred stock outstanding, this could result in the Series A preferred stock outstanding being converted into shares of our common stock prior to the second anniversary of the issuance date of the Series A preferred stock.

WE MAY ISSUE ADDITIONAL PREFERRED STOCK WHICH COULD BE ENTITLED TO DIVIDENDS, LIQUIDATION PREFERENCES AND OTHER SPECIAL RIGHTS AND PREFERENCES NOT SHARED BY HOLDERS OF OUR COMMON STOCK OR WHICH COULD HAVE ANTI-TAKEOVER EFFECTS.

   We are authorized to issue up to 3,000,000 shares of blank check preferred stock, in addition to 200,000,000 shares of preferred stock designated as Series A preferred stock. See "-- We have issued 109.4 million shares of the Series A preferred stock in the prior exchange offers and we could issue up to
80.0 million shares of Series A preferred stock in this exchange offer, which have dividend rights and rights upon liquidation which rank senior to our common stock" on page 55. We may issue shares of preferred stock in one or more series as our board of directors may from time to time determine without stockholder approval. The voting powers, preferences and other special rights and the qualifications, limitations or restrictions of each such series of preferred stock may differ from those of the Series A preferred stock and all other series of preferred stock at any time outstanding. The issuance of any such preferred stock could materially adversely affect the rights of holders of our common stock and could reduce the value of our capital stock.

   Depending on market conditions and our financial condition, we may engage in additional exchange offers in the future and we are considering another exchange offer in the fall of 2004, as a result of which we may issue additional shares of preferred stock.

   In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party. The ability of the board of directors to issue

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preferred stock could discourage, delay or prevent a takeover of our company, thereby preserving control of our company by the current stockholders. See
"-- Beneficial ownership of 49.7% of our common stock (excluding options) by our executive officers and directors may limit or preclude a change in control of our company" on page 62.

THE VALUE OF OUR COMMON STOCK COULD BE ADVERSELY IMPACTED BY THE MARKET PERCEPTION OF OUR COMPANY.

   The market value of our common stock has decreased and may continue to decrease based on our performance and market perception and conditions. The market value of our common stock may be based primarily upon the market's perception of the future viability of our company, our ability to implement our adjusted business strategy and our ability to reduce our outstanding debt, and may be secondarily based upon the perceived value of our interest-only strips which constitute a substantial portion of our assets.

IF WE ARE UNABLE TO IMPLEMENT AN EFFECTIVE HEDGING STRATEGY, WE MAY BE UNABLE TO ATTAIN PROFITABLE OPERATIONS WHICH WOULD REDUCE THE FUNDS WE HAVE AVAILABLE TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK. IN A DECLINING INTEREST RATE ENVIRONMENT, EVEN AN EFFECTIVE HEDGING STRATEGY COULD RESULT IN LOSSES IN THE CURRENT PERIOD WHICH COULD IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   From time to time we use hedging strategies in an attempt to mitigate the effect of changes in interest rates on our fixed interest rate mortgage loans prior to securitization. These strategies may involve the use of, among other things, derivative financial instruments including futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. During the three months ended September 30, 2004, we recorded gains on the fair value of derivative financial instruments of $2.0 million and paid $3.6 million of cash in settlement of derivative financial instruments. During fiscal 2004, we recorded gains on the fair value of derivative financial instruments of $2.5 million and paid $0.8 million of cash in settlement of derivative financial instruments. We recorded losses on the fair value of derivative financial instruments of $14.2 million during fiscal 2003 and $9.4 million in fiscal 2002. The amount of losses settled in cash was $7.7 million in fiscal 2003 and $9.4 million in fiscal 2002. In addition, an interest rate hedging strategy may not be effective against the risk that the interest rate spread needed to attract potential buyers of asset-backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" on page 226.

COMPETITION FROM OTHER LENDERS COULD ADVERSELY AFFECT OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS, MAY IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   The lending markets in which we compete are evolving. Some competitors have been acquired by companies with substantially greater resources, lower cost of funds, and a more established market presence than we have. Government sponsored entities are expanding their participation in our market. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. If these companies or entities increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the interest rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability, may impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. As we expand our business

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further, we will face a significant number of new competitors, many of whom are well established in the markets we seek to penetrate. The profitability of other similar lenders may attract additional competitors into this market.

   The competition in the subprime lending industry has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As loan products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure, broker structure and information systems to compete effectively. Our ability to adapt to other technological changes in the industry could have a material adverse effect on our business.

   The need to increase our loan volume to implement our adjusted business strategy in this competitive environment creates a risk of price competition in the subprime lending industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, marketing and distribution channels, and competition in attracting and retaining qualified employees. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations and result in a decrease in gain on sale from the securitization or sale of such loans which would decrease our income. As a result, any increase in these pricing pressures could have a material adverse effect on our business. See "Business -- Competition" on page 258.

AN ECONOMIC DOWNTURN OR RECESSION IN A SMALL NUMBER OF STATES COULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND REDUCE THE FUNDS AVAILABLE TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, WHICH COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   In the first quarter of fiscal 2005, we originated 58.2% of our home mortgage loans in California, Maryland, Virginia, Massachusetts and Florida. In fiscal 2004, we originated 54.5% of our home mortgage loans in California, New York, Pennsylvania, Massachusetts and Florida. The concentration of loans in these states subjects us to the risk that a downturn in the economy or recession in these states would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in these states could result in decreases in loan originations and increases in delinquencies and foreclosures in our total portfolio which could negatively impair our ability to sell or securitize loans, hinder our ability to operate profitably, limit the funds available to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. See "Business -- Lending Activities" on page 242.

OUR OPERATIONS IN A SMALL NUMBER OF STATES COULD BE IMPACTED BY THE OCCURRENCE OF A NATURAL DISASTER, WHICH COULD HINDER OUR ABILITY TO OBTAIN PROFITABLE OPERATIONS, IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   In the first quarter of fiscal 2005, we originated 44.9% of our home mortgage loans in California, Florida, New Jersey, Texas and Georgia. In fiscal 2004, we originated 37.6% of our home mortgage loans in these states. The occurrence of a natural disaster, such as an earthquake or hurricane, in one or more of these states could result in a decline in loan originations, the declining value or destruction of the mortgaged properties in these states and an increase in the risk of delinquency, foreclosure or loss for the loans originated by us, which could have a material adverse effect on our business, financial conditions and results of operations. See "Business -- Lending Activities" on page 242 and "-- A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could hinder our ability to attain profitable operations, limit our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" on page 54.

WE ARE SUBJECT TO PRIVATE LITIGATION, INCLUDING LAWSUITS RESULTING FROM THE ALLEGED "PREDATORY" LENDING PRACTICES, AS WELL AS SECURITIES CLASS ACTION AND DERIVATIVE LAWSUITS, THE IMPACT OF WHICH ON OUR FINANCIAL POSITION IS UNCERTAIN. THE INHERENT UNCERTAINTY RELATED TO LITIGATION OF THIS TYPE AND THE PRELIMINARY STAGE OF THESE SUITS MAKES IT DIFFICULT TO PREDICT THE ULTIMATE OUTCOME OR POTENTIAL LIABILITY THAT WE MAY INCUR AS A RESULT OF THESE MATTERS.

   We are subject, from time to time, to private litigation resulting from alleged "predatory lending" practices. Our lending subsidiaries, including HomeAmerican Credit, Inc., which does business as Upland Mortgage, are involved in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities. For example, in the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, borrowers in several states alleged that the charging of, and failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. The case was ultimately settled without class certification. In addition, on May 20, 2004, the purported consumer class action lawsuit captioned Moore
v. American Business Financial Services, Inc. et al, No. 003237 was filed against us, our lending subsidiaries and an unrelated party in the Philadelphia Court of Common Pleas. The lawsuit was brought on behalf of residential mortgage consumers and challenges the validity of our deed in lieu of foreclosure and force-placed insurance practices as well as certain mortgage service fees charged by us. This lawsuit appears to relate, in part, to the same subject matter as the U.S. Attorney's inquiry concluded in December 2003 with no findings of wrongdoing as discussed in "Business -- Legal Proceedings." The lawsuit seeks actual and treble damages, statutory damages, punitive damages, costs and expenses of the litigation and injunctive relief. We believe the complaint contains fundamental factual inaccuracies and that we have numerous defenses to these allegations. We expect, that as a result of the publicity surrounding "predatory lending" practices, we may be subject to other class action suits in the future. See "Business -- Legal Proceedings" on page 262.

   In January and February of 2004, four class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of Pennsylvania. The consolidated amended class action complaint that supersedes complaints filed in those four lawsuits brings claims on behalf of a class of all purchasers of our common stock for a proposed class period of January 27, 2000 through June 26, 2003. The consolidated complaint alleges that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. The consolidated complaint alleges that, during the applicable class period, our forbearance and deferment practices enabled us to, among other things, lower our delinquency rates to facilitate the securitization of our loans which purportedly allowed us to collect interest income from our securitized loans and inflate our financial results and market price of our common stock. The consolidated amended class action complaint seeks unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief. We filed a motion to dismiss this class action on October 21, 2004.

   In addition, a shareholder derivative action was filed against us, as a nominal defendant, and our directors and certain officers in the United States District Court for the Eastern District of Pennsylvania, alleging that the named directors and officers breached their fiduciary duties to us, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. However, to the extent that our management will be required to participate in or otherwise devote substantial amounts of time to the defense of these lawsuits, such activities would result in the diversion of our management resources from our business operations and the implementation of our adjusted business strategy, which may negatively impact our results of operations. See "Business -- Legal Proceedings" on page 262.


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
CLAIMS BY BORROWERS OR INVESTORS IN LOANS COULD HINDER OUR ABILITY TO OPERATE PROFITABLY, WHICH WOULD REDUCE THE FUNDS WE HAVE AVAILABLE TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND WOULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   In the ordinary course of our business, we are subject to claims made against us by borrowers and investors in loans arising from, among other things:

     o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);

     o  incomplete documentation; and

     o failure to comply with various laws and regulations applicable to our business.

   If claims asserted, pending legal actions or judgments against us result in legal expenses or liability, these expenses could hinder our ability to operate profitably, which would reduce funds available to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock. See "Business -- Legal Proceedings" on page 262.

IF WE ARE UNABLE TO REALIZE CASH PROCEEDS FROM THE SALE OF LOANS IN EXCESS OF THE COST TO ORIGINATE THE LOANS, OUR FINANCIAL POSITION AND OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, COULD BE ADVERSELY AFFECTED AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK COULD BE NEGATIVELY IMPACTED.

   The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitizations, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition, business prospects and ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, could be adversely affected and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

RESTRICTIVE COVENANTS IN THE AGREEMENTS GOVERNING OUR INDEBTEDNESS MAY REDUCE OUR OPERATING FLEXIBILITY AND LIMIT OUR ABILITY TO OPERATE PROFITABLY, AND OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, MAY BE IMPAIRED AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK COULD BE NEGATIVELY IMPACTED.

   The agreements governing our credit facilities and warehouse lines of credit contain various covenants that may restrict our ability to:

     o  incur other senior indebtedness;

     o  engage in transactions with affiliates;

     o  incur liens;

     o  make certain restricted payments;

     o  enter into certain business combinations and asset sale transactions;

     o  engage in new lines of business; and

     o  make certain investments.

   These restrictions may limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our credit facilities and warehouse lines of credit also require us to maintain specified financial ratio covenants and satisfy other financial conditions. Our ability to meet those ratio covenants and conditions can be affected by events beyond our control, such as interest rates and general economic conditions.

   Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to us, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. In the past, we did not meet certain financial covenants contained in our credit facilities and we requested and obtained waivers or amendments to our credit facilities to address our non-compliance with these financial covenants.

   The terms of our $200.0 million credit facility (reduced to $60.0 million) required, among other things, that we have a minimum net worth of $25.0 million at October 31, 2003 and November 30, 2003, $30.0 million at December 31, 2003, $32.0 million at March 31, 2004 and $34.0 million at June 30, 2004.
An identical minimum net worth requirement applied to an $8.0 million letter of credit facility with the same lender through December 22, 2003, the date this facility expired according to its terms. At various times since June 30, 2004, including July 31, 2004, August 31, 2004, September 30, 2004 and October 31, 2004, we have been out of compliance with one or more financial covenants contained in our $200.0 million credit facility. We obtained waivers from these requirements from the lender under these two facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities" on page 134. As a result of our future anticipated losses, we anticipate that we will also need to obtain additional waivers in future periods from our lenders for our non-compliance with any financial covenants but we cannot give you any assurances as to whether or in what form these waivers will be granted.

   Our breach of our financial covenants under our revolving credit facilities could result in a default under the terms of those facilities, which could cause that indebtedness and other senior indebtedness, by reason of cross-default provisions in such indebtedness, to become immediately due and payable. Our failure to repay those amounts could result in a bankruptcy proceeding or liquidation proceeding or our lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the credit facilities and warehouse lines of credit accelerate the repayment of borrowings, we may not have sufficient cash to repay our indebtedness and may be forced to sell assets on less than optimal terms and conditions.

WE DEPENDED ON MORTGAGE BROKERS FOR APPROXIMATELY 66% AND 39%, RESPECTIVELY, OF OUR LOAN PRODUCTION IN THE QUARTER ENDED SEPTEMBER 30, 2004 AND FISCAL 2004 AND, IF WE ARE UNABLE TO MAINTAIN RELATIONSHIPS WITH THESE BROKERS, IT COULD NEGATIVELY IMPACT THE VOLUME AND PRICING OF OUR LOANS, ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   We depended on brokers for approximately 66% and 39%, respectively, of our loan originations in the quarter ended September 30, 2004 and fiscal 2004. In addition, our adjusted business strategy to increase loan originations requires creating an expanded broker network, which will increase the percentage of our loan production that will be dependent on broker relationships. Further, our competitors also have relationships with our brokers and other lenders, and actively compete with us in our efforts to expand our broker network. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker network which could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our results of operations and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock.

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
SOME OF OUR WAREHOUSE FINANCING AGREEMENTS INCLUDE PROVISION FOR MARGIN CALLS BASED ON THE LENDER'S OPINION OF THE VALUE OF OUR LOAN COLLATERAL. AN UNANTICIPATED LARGE MARGIN CALL COULD ADVERSELY AFFECT OUR LIQUIDITY, OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   The amount of financing we receive under our warehouse agreements depends in large part on the lender's valuation of the mortgage loans that secure the financings. Each warehouse line provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowing. We have not experienced margin calls on these agreements related to the value of loan collateral. However, during the first four months of fiscal 2004, we did have one previous warehouse lender and the sponsor of a previous mortgage conduit facility request that we use up to 100% of the proceeds received from the sale of loans funded by their facilities to pay down their facilities from their scheduled 97% advance rates to advance rates of 83% and 92%, respectively. The requests from these facility providers were made primarily in response to our liquidity issues and in exchange for waivers and amendments to the credit facility. See "Management's Discussion and Analysis of Financial Position and Results of Operations -- Liquidity and Capital Resources" on page 127. These facilities were fully paid off in October 2003.

   We are unable to predict whether we will be subject to margin calls in the foreseeable future. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects, our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY HAVE THE EFFECT OF IMPEDING A CHANGE OF CONTROL WHICH COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our certificate of incorporation and bylaws and certain provisions of Delaware law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control, which could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock.

BENEFICIAL OWNERSHIP OF 49.7% OF OUR COMMON STOCK (EXCLUDING OPTIONS) BY OUR EXECUTIVE OFFICERS AND DIRECTORS MAY LIMIT OR PRECLUDE A CHANGE IN CONTROL OF OUR COMPANY.

   As of November 1, 2004, our executive officers and directors, in the aggregate, beneficially owned approximately 49.7% of our outstanding common stock (excluding options to purchase shares of our common stock). As a result, these stockholders acting together are able to control most matters requiring approval by our stockholders, including the election of directors. Such concentration of ownership may have the effect of delaying or preventing a change in control of our company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER ENVIRONMENTAL CONSIDERATIONS MAY RESTRICT OUR ABILITY TO FORECLOSE ON LOANS SECURED BY REAL ESTATE OR INCREASE COSTS ASSOCIATED WITH THOSE LOANS WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY, LIMIT THE FUNDS AVAILABLE TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON THE CONVERSION OF THE SERIES A PREFERRED STOCK.

   Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In

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
addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, we may not discover the environmental contamination until after we had made the loan or after we had foreclosed on a loan. If we foreclosed upon a property and environmental liabilities subsequently arose, we could face significant liability.

   Since the commencement of our operations, there have been approximately ten instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. Two are currently under administration. Any losses we sustained on these loans did not have a material adverse effect on our profitability and we believe any losses we may sustain in the future will not be material. We may face environmental clean up costs with respect to one of the loans under administration which we do not believe will have a material adverse effect on our financial results.

   In addition to federal or state laws, owners or former owners of a contaminated site may be subject to common law claims, including tort claims, by third parties based on damages and costs resulting from environmental contamination migrating from the property. Other environmental considerations, such as pervasive mold infestation of real estate securing our loans, may also restrict our ability to foreclose on delinquent loans. See "Business -- Loan Servicing and Administrative Procedures" on page 252.

TERRORIST ATTACKS IN THE UNITED STATES MAY CAUSE DISRUPTION IN OUR BUSINESS AND OPERATIONS AND OTHER ATTACKS OR ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS IN WHICH OUR COMMON STOCK TRADES, THE MARKETS IN WHICH WE OPERATE, OUR ABILITY TO OPERATE PROFITABLY AND OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, MAY BE IMPAIRED AND THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK COULD BE NEGATIVELY IMPACTED.

   Terrorists' attacks in the United States in September 2001 caused major instability in the United States financial markets. These attacks or new events and responses on behalf of the U.S. government may lead to further armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debentures, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably, to effect whole loan sales and to effectively hedge our loan portfolio against market interest rate changes. Should these disruptions and unusual activities occur, our ability to operate profitably and cash flow could be reduced and our ability to make principal and interest payments on our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, could be impaired and the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock could be negatively impacted.

IF MANY OF OUR BORROWERS BECOME SUBJECT TO THE SERVICEMEMBERS CIVIL RELIEF ACT, OUR CASH FLOWS AND INTEREST INCOME MAY BE ADVERSELY AFFECTED WHICH WOULD NEGATIVELY IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND WOULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   Under the Servicemembers Civil Relief Act (formerly known as the Soldiers' and Sailors' Civil Relief Act of 1940), a borrower who enters military service after the origination of his or her loan generally may not be charged interest above an annual rate of six percent. Additionally, this Relief Act may restrict or delay our ability to foreclose on an affected loan during the borrower's active duty status. The Relief Act also applies to a borrower who was on reserve status and is called to active duty after origination of the loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are the subject of this Relief Act, thereby reducing our cash flow and the interest payments we collect from those

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
borrowers, and in the event of default, delaying or preventing us from exercising the remedies for default that otherwise would be available to us.

WE ARE SUBJECT TO LOSSES DUE TO FRAUDULENT AND NEGLIGENT ACTS ON THE PART OF LOAN APPLICANTS, MORTGAGE BROKERS, OTHER VENDORS AND OUR EMPLOYEES WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND IMPAIR OUR ABILITY TO REPAY OUR OUTSTANDING DEBT, INCLUDING THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, AND COULD NEGATIVELY IMPACT THE VALUE OF THE SERIES A PREFERRED STOCK AND COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A PREFERRED STOCK.

   When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss. A loan subject to a material misrepresentation or fraudulent act is typically unsaleable or subject to repurchase if it is sold prior to detection, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses we have suffered from them.

   We have controls and processes designed to help us identify misrepresented or fraudulent information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented or fraudulent information in our loan originations.

                           FORWARD-LOOKING STATEMENTS

   Some of the information in this offer to exchange or the documents incorporated by reference in this offer to exchange may contain forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "believes," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the offer to exchange, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this offer to exchange. You should not place undue reliance on any forward-looking statement.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the issuance of the senior collateralized subordinated notes and shares of Series A preferred stock offered in this exchange offer. We will receive the investment notes in consideration for issuing the senior collateralized subordinated notes and/or shares of Series A preferred stock. The investment notes surrendered in exchange for the senior collateralized subordinated notes and shares of Series A preferred stock will be retired and cancelled and cannot be reissued.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2004 and does not give effect to the exchange offer. You should read this information in conjunction with our consolidated financial information and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this offer to exchange. See "This Exchange Offer -- Financial Impact of This Exchange Offer" for additional information regarding the impact of the exchange offer on our balance sheet.


                                                                   SEPTEMBER 30,
                                                                        2004
                                                                   -------------
(dollar amounts in thousands)                                        (UNAUDITED)
INDEBTEDNESS
 Warehouse lines and other notes payable .......................     $ 281,472
 Senior collateralized subordinated notes ......................        97,454
 Subordinated debentures .......................................       490,026

STOCKHOLDERS' EQUITY
Preferred stock, par value $.001, authorized 203,000,000
  shares, issued and outstanding 109,435,580 shares of Series A
  at September 30, 2004.........................................           109
Common stock, par value $.001, authorized 209,000,000 shares, issued 3,653,165 shares (including treasury shares of 54,823)
  at September 30, 2004.........................................             4
Additional paid-in capital .....................................       120,214
Accumulated other comprehensive income .........................        16,706
Unearned compensation ..........................................          (440)
Stock awards outstanding .......................................           123
Retained earnings (deficit) ....................................      (123,561)
Treasury stock, at cost ........................................          (696)
                                                                     ---------
                                                                        12,459
Note receivable ................................................          (600)
                                                                     ---------
Total stockholders' equity .....................................        11,859
                                                                     ---------
Total capitalization ...........................................      $880,811
                                                                     =========


   At September 30, 2004, the book value per common share was $3.30.

                              THIS EXCHANGE OFFER


   This section describes our proposed exchange offer. While we believe that the description covers the material terms of this exchange offer, this summary may not contain all the information that is important to you. You should read the entire offer to exchange and the other documents we refer to or incorporate by reference carefully for a more complete understanding of this exchange offer.

PURPOSE OF THIS EXCHANGE OFFER

   We are making this exchange offer to increase our stockholders' equity and to reduce the amount of our outstanding debt. An increase in the stockholders' equity and a reduction in the outstanding debt will assist us in:

     o achieving compliance with the financial covenants contained in our credit facilities and certain of our servicing agreements;

     o complying with the continued listing standards contained in the NASDAQ Marketplace Rules which include a requirement to maintain stockholders' equity of at least $10.0 million; and

     o enhancing our ability to implement our adjusted business strategy and to obtain additional financing to fund our ongoing operations, including securitization opportunities, to the extent they arise.

SECURITIES OFFERED IN THIS EXCHANGE OFFER

   You can select the form of consideration that you will receive for each $1,000 in principal amount of your investment notes from the following two options:

   OPTION 1:

     o $500 in principal amount of senior collateralized subordinated notes having interest rates based upon the current interest rate on the investment notes tendered as described in this offer to exchange (See "-- Interest on Investment Notes and Senior Collateralized Subordinated Notes and Dividends on Series A Preferred Stock."); and

     o  500 shares of the Series A preferred stock.

                                       OR

   OPTION 2:

     o  1,000 shares of the Series A preferred stock.

   You do not have to tender all of your investment notes to participate in this exchange offer. We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized subordinated notes. If Option 2 is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00. For investment notes tendered prior to December 31, 2004, you may withdraw your tender of investment notes or change your choice of consideration options at any time before our acceptance of the tendered investment notes for exchange and a closing occurs. The first closing will occur on December 31, 2004. If the exchange offer is extended beyond December 31, 2004, you may withdraw any investment notes tendered subsequent to December 31, 2004 or change your choice of new securities at any time before the expiration of the extended exchange offer.

NO PRORATION OF INVESTMENT NOTES

   If holders of the investment notes validly tender, in the aggregate, more than $80,000,000 in principal amount of investment notes for new securities, only the first $80,000,000 of investment notes tendered (or such lesser amount as is necessary for us to satisfy our collateralization requirements) will be exchanged. Investment notes tendered for new securities that are not accepted because the aggregate amount tendered exceeds $80,000,000 (or such lesser amount as is necessary for us to satisfy our collateralization requirements) will be returned to the holder if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted.

CONDITIONS TO THIS EXCHANGE OFFER

   This exchange offer is subject to the following conditions:

     o  consent of one of our lenders;

     o approval by our stockholders of a proposal to authorize the issuance of the Series A preferred stock and the common stock issuable upon the conversion of the Series A preferred stock as required under the applicable provisions of the NASDAQ rules;

     o compliance of this exchange with applicable laws and interpretations of the staff of the SEC, including the Form T-3 being declared effective by the SEC;

     o compliance of this exchange offer with all applicable state securities or "blue sky" laws;

     o the perfection of a valid, continuing security interest in the assets securing the senior collateralized subordinated notes;

     o no litigation shall have been instituted or threatened or law enacted that could prohibit this exchange offer, materially adversely affect our business, or limit the tax deductibility of interest on the senior collateralized subordinated notes to be issued in this exchange offer, or materially impair the benefits to us of this exchange offer;

     o no event shall have occurred affecting our business that would reasonably be expected to prohibit, prevent or significantly delay this exchange offer or materially impair the benefits of this exchange offer;

     o satisfaction of the collateralization requirements described in this document applicable to the issuance of additional senior collateralized subordinated notes; and

     o after the date of this offer to exchange, no tender or exchange offer for our equity securities or any business combination involving us shall have been proposed or announced or have occurred.

   All conditions to this exchange offer must be satisfied or waived (other than legal requirements that cannot be waived by us) on or before the expiration date for this exchange offer. Subject to the satisfaction or waiver (other than legal requirements that cannot be waived by us) of the conditions, we will accept for exchange the first $80,000,000 in the aggregate principal amount of investment notes that are validly tendered and not withdrawn (or such lesser amount as is necessary for us to satisfy our collateralization requirements) at any time before 5:00 p.m., Philadelphia, Pennsylvania time, on the expiration date of this exchange offer. Failure by us to enforce any conditions will not be considered a waiver of that condition.

   The consummation of the exchange offer is not contingent upon any minimum number of investment notes tendered, however, we are required to meet certain collateralization requirements with respect to the senior collateralized subordinated notes described in this document. If we are unable to satisfy the collateral requirements described in this document applicable to the issuance of the additional senior collateralized subordinated notes in this exchange offer for any reason, we reserve the right to reduce the amount of the senior collateralized subordinated notes to be issued in this exchange offer and reduce the maximum amount of tenders we will accept accordingly. In this event, the amount of validly tendered investment notes accepted by us will be reduced pro rata such that the amount of senior collateralized subordinated notes issued in this exchange offer satisfies the applicable collateralization requirements. We intend to conduct a closing under the exchange offer on December 31, 2004, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing after December 31, 2004.

FINANCIAL IMPACT OF THIS EXCHANGE OFFER

   The effects of every $1,000,000 of existing investment notes exchanged by investment note holders and the effects of the issuance of Series A preferred stock under tender Option 1 and tender Option 2 are presented below. The effects on our consolidated balance sheet at September 30, 2004 assume that the exchange offer had occurred on September 30, 2004. The effects on our consolidated income statements for the three months ended September 30, 2004 and the fiscal year ended June 30, 2004 assume that the exchange offer had occurred on July 1, 2003. Interest expense has been reduced at an average interest rate of 10.08% on the amount of existing subordinated debentures retired in the exchange offer and has been increased at an average interest rate of 10.90% on the amount of senior collateralized subordinated notes issued in the exchange offer.

   The effect on our consolidated balance sheet at September 30, 2004 and the consolidated income statements for the three months ended September 30, 2004 and the fiscal year ended June 30, 2004 for every $1,000,000 of investment notes that are exchanged for $500,000 of senior collateralized subordinated notes and 500,000 shares of Series A preferred stock under tender Option 1 would have been as follows (in thousands):

CONSOLIDATED BALANCE SHEET
--------------------------
Subordinated debentures ..............................................   $(1,000)
Senior collateralized subordinated notes .............................       500
Total liabilities ....................................................      (500)
Series A preferred stock .............................................         1
Capital surplus ......................................................       499
Total stockholders' equity ...........................................       500



                                         THREE MONTHS ENDED   FOR THE YEAR ENDED
                                         SEPTEMBER 30, 2004      JUNE 30, 2004
                                         ------------------   ------------------
CONSOLIDATED STATEMENTS OF INCOME
---------------------------------
Decrease in interest expense ........           $(12)                $ (46)
Decrease in net loss ................              8                    29
Increase in preferred stock
  dividends..........................             13                    50
Increase in net loss attributable to
  common stockholders................             (5)                  (21)


   The effect on our consolidated balance sheet at September 30, 2004 and the consolidated income statements for the three months ended September 30, 2004 and the fiscal year ended June 30, 2004 and for every $1,000,000 of investment notes that are exchanged for 1,000,000 additional shares of Series A preferred stock under tender Option 2 would have been (in thousands):

CONSOLIDATED BALANCE SHEET
--------------------------
Subordinated debentures ..............................................   $(1,000)
Total liabilities ....................................................    (1,000)
Series A preferred stock .............................................         1
Capital surplus ......................................................       999
Total stockholders' equity ...........................................     1,000



                                         THREE MONTHS ENDED   FOR THE YEAR ENDED
                                         SEPTEMBER 30, 2004      JUNE 30, 2004
                                         ------------------   ------------------
CONSOLIDATED STATEMENTS OF INCOME
---------------------------------
Decrease in interest expense ........          $ (25)               $ (101)
Decrease in net loss ................             16                    62
Increase in preferred stock
  dividends..........................             25                   100
Increase in net loss attributable to
  common stockholders................             (9)                  (38)

THE PRIOR EXCHANGE OFFERS

   On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. The first exchange offer permitted holders of such debentures to exchange their debentures for the shares of the Series A preferred stock or for an equal combination of the Series A preferred stock and senior collateralized subordinated notes. In the first exchange offer, we exchanged $117.2 million of subordinated debentures for 61.8 million shares of the Series A preferred stock and $55.4 million of senior collateralized subordinated notes.

   On May 14, 2004, we mailed the second exchange offer to holders of our subordinated debentures issued prior to November 1, 2003. The second exchange offer permitted holders of such debentures to exchange their debentures for the shares of the Series A preferred stock or for an equal combination of the Series A preferred stock and senior collateralized subordinated notes. In the second exchange offer, we exchanged $85.9 million of subordinated debentures for 45.0 million shares of Series A preferred stock and $40.9 million of senior collateralized subordinated notes.

   See "Summary -- Recent Developments -- The Prior Exchange Offers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the terms of these prior exchange offers.

   Depending on market conditions and our financial condition, we may engage in additional exchange offers in the future. Our ability to engage in future exchange offers may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers.

BACKGROUND OF THIS EXCHANGE OFFER

   As of September 30, 2004, we had issued and outstanding $490.0 million in aggregate principal amount of investment notes which we sold in a series of public offerings for cash. The proceeds of these offerings were utilized to fund our operations. The investment notes had a weighted-average interest rate of 10.44% and a weighted average maturity of 11.5 months at September 30, 2004. As of September 30, 2004, we had stockholders' equity of $11.9 million and a debt (including subordinated debentures, senior collateralized subordinated notes and warehouse facilities) to equity ratio of 73.3 to 1.

ADOPTION BY THE BOARD OF DIRECTORS

   As of November 16, 2004, our Board of Directors, after consideration of relevant factors and full discussion, approved this exchange offer on the terms described in this offer to exchange. The factors considered included the state of the economy, industry trends, financial markets, regulatory conditions and our financial condition, results of operations, liquidity, sources and uses of capital, current business and related developments, business strategy, need for additional equity, financial alternatives, and related risk factors.

NO BOARD RECOMMENDATION

   Our Board of Directors expresses no opinion and is remaining neutral regarding any recommendation to you whether or not to tender any or all of your investment notes under this exchange offer because the risks and benefits to you will depend on your particular situation or status. Our Board of Directors has not obtained a fairness opinion from any financial advisor about the fairness of the exchange to you or to us. In addition, we have not authorized anyone to make a recommendation regarding this exchange offer. You must make your own decision whether to tender any or all of your investment notes and the likely value of the senior collateralized subordinated notes and the Series A preferred stock to be issued in this exchange offer, your liquidity needs and your investment objectives.

PERIOD FOR TENDERING INVESTMENT NOTES

   As set forth in this offer to exchange and in the accompanying letter of transmittal, we will accept for exchange up to $80,000,000 of investment notes that are properly tendered (or such lesser amount as is necessary for us to satisfy our collateralization requirements) on or prior to the expiration date and not withdrawn as permitted below. The term "expiration date" as used in this document means the date and time that the exchange offer, whether or not extended beyond December 31, 2004, legally expires. We intend to conduct a closing under the exchange offer on December 31, 2004, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing after December 31, 2004.

   We expressly reserve the right, at any time or from time to time, to extend the period of time during which this exchange offer is open, and thereby delay acceptance for exchange of any investment notes, by announcing an extension of this exchange offer as described below. In the event of an extension, all investment notes previously tendered will remain subject to this exchange offer and we may accept tendered investment notes by conducting a closing on December 31, 2004 or we may delay acceptance until one or more closings held after December 31, 2004. Any investment notes not accepted for exchange for any reason will be returned, if certificated, without expense to the tendering owner as promptly as practicable after the expiration or termination of this exchange offer. Holders of any investment notes in book-entry form not accepted for exchange for any reason will be notified as promptly as practicable after the expiration or termination of this exchange offer.

   We also expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions to this exchange offer have been satisfied, subject to applicable law, to:

     o  delay the acceptance of the investment notes for exchange;

     o terminate this exchange offer and promptly return all investment notes tendered to us;

     o extend the scheduled expiration date beyond December 31, 2004 and retain all investment notes that have been tendered, subject to the right of owners of investment notes to withdraw their tendered investment notes prior to our acceptance of the tendered notes and a closing occurs;

     o refuse to accept the investment notes and promptly return all investment notes that have been tendered to us;

     o waive any condition or otherwise amend the terms of this exchange offer in any respect; or

     o extend the scheduled expiration date beyond December 31, 2004, accept tendered investment notes for exchange and consummate such exchanges on multiple closing dates commencing with an initial closing on December 31, 2004 and ending with a closing on the extended expiration date.

   Any extension, amendment or termination will be followed as promptly as required by applicable laws and regulations by notice to the holders of the investment notes.

   In our sole discretion, we will decide whether to exercise our right to extend the expiration date for this exchange offer. Tendered investment notes may be withdrawn at any time on or prior to the first closing that occurs after the date the investment notes were tendered.

PROCEDURES FOR EXCHANGING INVESTMENT NOTES

   We contemplate that the senior collateralized subordinated notes issued in this exchange offer will be issued in book-entry form. Upon our acceptance of your investment note in the exchange offer, we will credit your senior collateralized subordinated note account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized subordinated note issued in this exchange offer. If the investment note you tendered was issued in uncertificated form, we will make the appropriate reduction to your investment note account to reflect the cancellation of all or a portion of the investment note tendered. If the investment note tendered by you was issued in certificated form, we will credit your senior collateralized subordinated note account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized subordinated notes issued in this exchange offer and we will forward the certificate representing the investment note to the trustee for cancellation.

   Certificates for shares of Series A preferred stock will be sent to you by the transfer agent. If you have any questions or need assistance in tendering your investment notes, please call us. Our address and contact details appear in the section entitled "Exchange Agent" below.

   ONLY HOLDERS OF RECORD ARE AUTHORIZED TO TENDER THEIR INVESTMENT NOTES FOR EXCHANGE. If you wish to tender investment notes in this exchange offer and you hold your investment notes through a dealer, commercial bank, trust company or other nominee, you should contact them promptly regarding the procedures to follow to tender your investment notes. If you wish to exchange investment notes in this exchange offer on your own behalf, you must, before completing and signing the letter of transmittal and delivering the investment notes, make appropriate arrangements to register the ownership of the investment notes in your name.

   TENDER OF INVESTMENT NOTES HELD THROUGH A CUSTODIAN. If your investment notes are held of record by a dealer, commercial bank, trust company or other nominee, you must instruct the holder of record to tender your investment notes on your behalf by having the letter of transmittal executed by you and the custodian.

   DELIVERY OF LETTERS OF TRANSMITTAL, CERTIFICATED INVESTMENT NOTES AND OTHER DOCUMENTS. Investment notes issued prior to November 1, 1999 were issued in certificated form and the holder received a note or certificate evidencing this indebtedness. In order to tender these investment notes, you should send the certificate(s) for investment notes for cancellation and exchange, the letter of transmittal and other required documentation only to us, as the exchange agent, and not to any other person. The delivery of the certificate(s) for investment notes, the letter of transmittal, any required signature guarantees and all other required documents is at the election and risk of the person tendering investment notes and delivering the certificate(s), the letter of transmittal and other documents. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent and therefore risk of loss and title to the investment notes, if certificated, will pass only upon delivery of the certificate(s) for the investment notes to the exchange agent. If delivery is by mail, we recommend that the holder use registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to assure timely delivery to the exchange agent.

   Except as provided below, unless the investment notes being tendered for exchange are deposited with the exchange agent on or before the expiration date, accompanied by a properly completed and duly executed letter of transmittal, we may, at our option, treat the tender of the investment notes as defective for purposes of the right to exchange pursuant to this exchange offer. Exchange of the investment notes will be made only against deposit of the tendered investment notes, if certificated, and delivery of all other required documents.

   Upon delivery of the certificate(s) representing the investment notes, if certificated, for cancellation and exchange to the exchange agent together with the letter of transmittal duly executed and completed in accordance with its instructions (or just a duly executed and completed letter of transmittal in the case of book-entry investment notes), the holder of such investment notes will be entitled to receive in exchange therefor a credit for the senior collateralized subordinated notes issued in this exchange offer on our book-entry registration and transfer system and a certificate or certificates representing the number of shares of Series A preferred stock which the holder has elected to receive in exchange for the investment notes. The certificate(s) for certificated investment notes so surrendered will be cancelled. Holders of certificated investment notes should send in their certificate(s) representing investment notes only with a letter of transmittal.

   In the event that any certificate for investment notes has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if we require, the posting by such person of a bond in such reasonable amount as we may direct as indemnity against any claim that may be made against us with respect to such certificate, we will, in exchange for such lost, stolen or destroyed certificate, credit your account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized subordinated notes issued in this exchange offer and the transfer agent will issue the certificate(s) representing the number of shares of Series A preferred stock which the holder has elected in exchange for the investment notes.

   DELIVERY OF LETTERS OF TRANSMITTAL FOR INVESTMENT NOTES ISSUED IN UNCERTIFICATED FORM. Investment notes issued from November 1, 1999 to May 14, 2004 were issued in book-entry form and as a result, the holders did not receive physical delivery of a note or certificate evidencing such indebtedness. As a result, holders of uncertificated investment notes wishing to tender all or a portion of such investment notes for cancellation and exchange should send the letter of transmittal and other documentation required to us, as the exchange agent, and not to any other person. Delivery of physical certificates or notes is not required, however, the letter of transmittal must clearly indicate the amount, interest rate, and term of the uncertificated note the holder intends to tender. Delivery of the letter of transmittal, any required signature guarantee and all other required documents are at the election and risk of the person delivering such documents. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is to be made by mail, we recommend that the holder use registered mail with return receipt requested.

   Upon delivery of the letter of transmittal duly executed and completed in accordance with its instructions to the exchange agent on or before the expiration date, the holder of the uncertificated investment notes will be entitled to receive in exchange therefor a credit for the senior collateralized subordinated notes issued in this exchange offer on our book-entry registration and transfer system and a certificate or certificates representing the number of shares of Series A preferred stock which the holder has elected to receive in exchange for the investment notes.

   SIGNATURE GUARANTEES. We reserve the right to require signatures on all letters of transmittal to be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program.

   DETERMINATION OF VALIDITY. We will determine in our sole discretion all questions as to the validity, form, eligibility, including time or receipt, and acceptance and withdrawal of tendered investment notes. We reserve the absolute right to reject any and all investment notes not properly tendered or any investment notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular investment notes either before or after the expiration date. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of investment notes must be cured within a time period that we will determine. Neither we nor any other person will have any duty or will incur any liability for failure to give such notification. Tenders of investment notes will not be considered to have been made until any defects or irregularities have been cured or waived. Any certificated investment notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been timely cured or waived will be returned by the exchange agent to the tendering owners, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date. Holders of book-entry investment notes not properly tendered, as to which defects or irregularities have not be timely cured or waived will be notified by mail that their tender has not been accepted, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized subordinated notes. If the option to receive only shares of Series A preferred stock is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00.

   BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent backup federal income tax withholding, you must provide us with your current taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing Form W-9 included in the letter of transmittal or Form W-8 BEN, which we can send to you upon request.

WITHDRAWALS OF TENDERS

   You may withdraw tenders of investment notes at any time on or prior to the first closing which occurs under the exchange offer after the investment notes are tendered, but the exchange consideration will not be payable with respect to investment notes that are withdrawn. It is anticipated that the first closing date will occur on December 31, 2004. If a closing under the exchange offer occurs on December 31, 2004 and the exchange offer is extended beyond December 31, 2004, you may withdraw investment notes tendered subsequent to December 31, 2004 or change your choice of new securities at any time before the expiration of the extended exchange offer.

   Except as otherwise provided in this offer to exchange, tenders of investment notes may be withdrawn at any time prior to 5:00 p.m., Philadelphia, Pennsylvania time on the first closing date which follows the date the investment notes were tendered.

   For a withdrawal of tendered investment notes to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., Philadelphia, Pennsylvania time on the first closing date which follows the date the investment notes were tendered. Any notice of withdrawal must:

     o specify the name of the person who tendered the investment notes to be withdrawn;

     o identify the investment notes to be withdrawn, if in the certificated form, or the name and number of the account on our book-entry registration and transfer system to be credited; and

     o be signed by the holder in the same manner as the original signature on the letter of transmittal by which the investment notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee or other applicable person register transfer of the investment notes into the name of the person withdrawing the tender.

   If you have tendered your investment notes through a custodian but wish to withdraw them, you must withdraw your tender through the custodian in accordance with the foregoing requirements.

   All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any investment notes withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer and no senior collateralized subordinated notes or shares of Series A preferred stock will be issued in exchange for investment notes tendered unless the investment notes so withdrawn are validly tendered again. Any certificated investment notes which have been tendered but which are effectively withdrawn will be returned by the exchange agent to the appropriate party, without expense to the withdrawing person as soon as practicable after withdrawal. Properly withdrawn investment notes may be retendered by following one of the procedures described above under "-- Procedures for Exchanging Investment Notes" at any time prior to the expiration date.

INTEREST ON INVESTMENT NOTES AND SENIOR COLLATERALIZED SUBORDINATED NOTES AND DIVIDENDS ON SERIES A PREFERRED STOCK

   With respect to investment notes where the holders elected periodic interest payments (as opposed to payment of interest at maturity of the investment note), all periodic payments of interest on the investment notes have been made when due since the investment notes were issued. The last periodic payment of interest on such investment notes will be made on December 31, 2004 (or the subsequent closing date of the exchange of an investment note if such closing date occurs after December 31, 2004). This payment will cover accrued interest, if any, at the stated interest rate due through December 31, 2004 or through such later closing date.

   From the date of issuance of senior collateralized subordinated notes through the maturity date of senior collateralized subordinated notes, the payment of interest on the senior collateralized subordinated notes issued in this exchange offer will be made pursuant to the same periodic payment terms as in effect for the investment notes exchanged at a rate equal to 10 basis points above the interest rate of the investment notes exchanged.

   From the date of issuance of senior collateralized subordinated notes through the maturity date of senior collateralized subordinated notes, the payment of interest on the senior collateralized subordinated notes will be made as follows:

     o if the investment notes exchanged have an interest rate of 10.0% or lower, at an interest rate equal to 10 basis points above the interest rate paid on the investment notes exchanged. For example, if the investment notes you exchange have an interest rate of 9.0%, your senior collateralized subordinated notes would have an interest rate of 9.1%; or

     o if the investment notes exchanged have an interest rate of above 10.0%, at a rate equal to 10.0% plus twice the difference between the interest rate paid on the investment note exchanged and 10.0% plus 10 basis points.

   The interest rate of the senior collateralized subordinated notes will be further adjusted to reflect compounding of interest consistent with the method of compounding of interest, if any, for the investment notes exchanged.

   Interest payments on the senior collateralized subordinated notes will be made pursuant to the same periodic payment terms as were in effect for the investment notes exchanged. With respect to investment notes tendered with interest payable upon maturity, interest on the senior collateralized subordinated notes issued in exchange for such securities will be payable upon maturity. With respect to remaining principal amounts of investment notes not tendered, interest will continue to accrue and be payable pursuant to the terms of the investment notes.

   Monthly dividend payments will be $0.008334 per share (equivalent to $.10 per share annually or 10.0% of the original liquidation value) of the Series A preferred stock, subject to compliance with applicable Delaware law. Dividend payments on the Series A preferred stock will be payable on the payment date to stockholders of record as of the end of each calendar month commencing after the initial closing with the first dividend payment to be declared for the month of January 2005 for shares issued on December 31, 2004, subject to compliance with applicable Delaware law. See "Terms of the Series A Preferred Stock -- Dividends" for information regarding restrictions on our ability to pay dividends under Delaware law. The payment date for dividends on Series A preferred stock will be two weeks following the relevant record date, but may be extended by us to a date not later than 90 days after the end of each calendar month. The cumulative amount of any unpaid dividends shall be paid upon liquidation of the Series A preferred stock, or the appropriate adjustment, which takes into account unpaid dividends, will be made upon the redemption or conversion of the Series A preferred stock. As long as shares of the Series A preferred stock are outstanding, no dividends will be declared or paid on our common stock unless all monthly dividends accrued and unpaid on outstanding shares of the Series A preferred stock have been paid in full. All monthly dividends on the Series A preferred stock outstanding as of October 31, 2004 have been paid in full. Based upon losses anticipated for the quarter ended December 31, 2004, we may be unable to continue to pay dividends on the Series A preferred stock outstanding.

AMENDMENT OF THIS EXCHANGE OFFER

   We reserve the right to amend this exchange offer, in our sole discretion, to:

     o  delay the acceptance of your investment notes for exchange;

     o terminate this exchange offer and promptly return all investment notes tendered to us;

     o extend the scheduled expiration date beyond December 31, 2004 and retain all investment notes that have been tendered, subject to the rights of owners of the investment notes to withdraw their investment notes prior to our acceptance of the tendered notes and a closing occurs;

     o refuse to accept the investment notes and promptly return all investment notes that have been tendered to us; or

     o waive any condition to, or otherwise amend the terms of, this exchange offer in any respect and accept all properly tendered investment notes that have not been withdrawn.

   We reserve the right, in our sole discretion, to reduce the amount of investment notes that we will exchange under this exchange offer. We may also change the consideration that we are offering. If we change the consideration that we are offering, or decrease the amount of investment notes being sought, we will give at least 10 business days' notice of the change. If that is less than the time remaining before the first closing under the exchange offer, the first closing under the exchange offer will be extended until a date that is no earlier than the 10th business day after the announcement.

   Following any delay in acceptance, extension, termination or amendment, we will notify all holders of the investment notes. In the case of an extension, we will provide notice no later than the next business day after the previously scheduled expiration date. In the event we elect to extend the exchange offer, we reserve the right to conduct a closing on December 31, 2004 and to effect multiple closings commencing after December 31, 2004.

FUTURE TRANSACTIONS INVOLVING INVESTMENT NOTES

   We reserve the right, in our sole discretion and if we are so permitted by the terms of our indebtedness, to purchase or make offers for any investment notes that remain outstanding after the expiration date of this exchange offer. To the extent permitted by applicable law and regulation, we may make these purchases, if any, in privately negotiated transactions, or in additional exchange offers. The terms of these purchases, if any, could differ from the terms of this exchange offer. It is possible that future purchases, if any, of investment notes may be on less or more favorable terms than the terms offered in this exchange offer. We make no promises that we will purchase or make offers for any investment notes that remain outstanding after the expiration date of this exchange offer.

"BLUE SKY" COMPLIANCE

   We are making this exchange offer to all holders of investment notes issued prior to May 15, 2004, except to residents of Louisiana and Nebraska. We are not aware of any jurisdiction in which the making of this exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of this exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, this exchange offer will not be made to, nor will tenders of investment notes be accepted from or on behalf of, the holders of investment notes residing in such jurisdiction.

EXCHANGE AGENT

   We will act as the exchange agent for this exchange offer. All executed letters of transmittal and any other required documents should be sent or delivered to us at one of the addresses set forth below. Questions and requests for assistance in completing documentation should be directed to us, addressed as follows: (i) for hand delivery, registered mail or overnight courier: American Business Financial Services, Inc., Attn: Exchange Agent, The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107; and (ii) for regular mail: American Business Financial Services, Inc., Attn: Exchange Agent, P.O. Box 11716, Philadelphia, PA 19101-9928; telephone: 1-800-597-7004.

   Delivery of a letter of transmittal to an address other than that for the exchange agent as set forth above does not constitute a valid delivery of a letter of transmittal.

FEES AND EXPENSES

   We will bear the expenses of soliciting tenders for this exchange offer. We are making the principal solicitation by mail. However, where permitted by applicable law, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees who will not receive any bonus or other special compensation, in addition to their respective regular salaries, in connection with the exchange offer. The solicitation activities of our officers and regular employees will be only incidental to their respective regular duties.

   We will pay the cash expenses to be incurred in connection with this exchange offer that are estimated in the aggregate to be approximately $500,000. Such expenses include, among others, fees and expenses of the trustee, accounting and legal fees and printing costs.

TRANSFER TAXES

   We will pay or cause to be paid any transfer taxes with respect to the transfer of the investment notes to us in connection with the exchange offer. If the senior collateralized subordinated notes and/or shares of the Series A preferred stock are to be issued to any person other than the registered owners of the investment notes tendered, or if the investment notes tendered are registered in the name of any person, other than the person signing the letter of transmittal, the amount of transfer taxes, whether imposed on the registered holder of the investment notes tendered or such other person, payable on that transfer to such other person will reduce the principal amount of the senior collateralized subordinated notes and/or reduce the number of shares of the Series A preferred stock issued unless we receive satisfactory evidence of the payment of such taxes or exemption from such taxes.

FEDERAL INCOME TAX CONSIDERATIONS

   See "Federal Income Tax Consequences of This Exchange Offer" for a discussion of the federal tax consequences to holders of investment notes acquiring, owning, and disposing of senior collateralized subordinated notes or shares of Series A preferred stock.

APPRAISAL RIGHTS

   You will not have any right to dissent and receive appraisal of your investment notes in connection with this exchange offer.

                             SELECTED FINANCIAL DATA


   You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this offer to exchange. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total portfolio and managed REO to our balance sheet.


                                                      THREE MONTHS ENDED
                                                        SEPTEMBER 30,                         YEAR ENDED JUNE 30,
                                                     -------------------    -------------------------------------------------------
                                                       2004       2003        2004        2003        2002        2001       2000
                                                     --------   --------    ---------   --------    --------    --------   --------
                                                                          (in thousands, except per share data)
STATEMENT OF INCOME DATA:
Revenues:
 Gain on sale of loans and leases:
   Securitizations...............................    $     --   $    799    $  15,107   $170,950    $185,580    $128,978   $ 90,380
   Whole loan sales..............................       6,119      2,921       18,725        655       2,448       2,742      1,717
 Interest and fees...............................       7,696      4,653       17,732     19,395      18,890      19,840     17,683
 Interest accretion on interest-only strips......       8,448     11,109       40,176     47,347      35,386      26,069     16,616
 Other...........................................         846        719        5,332      3,059       5,597       5,707      4,250
                                                     --------   --------    ---------   --------    --------    --------   --------
Total revenues...................................      23,109     20,201       97,072    241,406     247,901     183,336    130,646
Total expenses(a)................................      61,935     62,569      276,794    290,426     234,351     170,151    120,284
                                                     --------   --------    ---------   --------    --------    --------   --------
Income (loss) before provision for income taxes
  (benefit)......................................     (38,826)   (42,368)    (179,722)   (49,020)     13,550      13,185     10,362
Provision for income taxes (benefit).............     (13,589)   (16,100)     (68,294)   (19,118)      5,691       5,274      3,938
                                                     --------   --------    ---------   --------    --------    --------   --------
Income (loss) before cumulative effect of a
  change in accounting principle.................     (25,237)   (26,268)    (111,428)   (29,902)      7,859       7,911      6,424
Cumulative effect of a change in accounting
  principle......................................          --         --           --         --          --         174         --
                                                     --------   --------    ---------   --------    --------    --------   --------
Income (loss) before dividends on preferred stock     (25,237)   (26,268)    (111,428)   (29,902)      7,859       8,085      6,424
Dividends on preferred stock.....................       3,475         --        3,718         --          --          --         --
                                                     --------   --------    ---------   --------    --------    --------   --------
Net income (loss) attributable to common stock...    $(28,712)  $(26,268)   $(115,146)  $(29,902)   $  7,859    $  8,085   $  6,424
                                                     ========   ========    =========   ========    ========    ========   ========
Per Common Share Data:
Income (loss) before cumulative effect of a
  change in accounting principle(b):
 Basic earnings (loss) per common share..........    $  (7.98)  $  (8.10)   $  (34.07)  $  (9.32)   $   2.44    $   1.89   $   1.41
 Diluted earnings (loss) per common share........       (7.98)     (8.10)      (34.07)     (9.32)       2.26        1.85       1.37
Net income (loss):
 Basic earnings (loss) per common share..........    $  (7.98)  $  (8.10)   $  (34.07)  $  (9.32)   $   2.44    $   1.94   $   1.41
 Diluted earnings (loss) per common share........       (7.98)     (8.10)      (34.07)     (9.32)       2.26        1.89       1.37
Cash dividends declared per common share.........          --         --           --      0.291       0.255       0.236      0.227

---------------
(a) Includes securitization assets fair value adjustments of $29 thousand for the three months ended September 30, 2004, $10.8 million for the three months ended September 30, 2003, $46.4 million for the fiscal year ended June 30, 2004, $45.2 million for the fiscal year ended June 30, 2003, $22.1 million for the fiscal year ended June 30, 2002 and $12.6 million for the fiscal year ended June 30, 2000.
(b) Amounts for the years ended June 30, 2003 and prior have been retroactively adjusted to reflect the effect of a 10% common stock dividend declared May 13, 2004 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2002 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002. Amounts for the years ended June 30, 2001 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.


                                                                                                  JUNE 30,
                                                            SEPTEMBER    ----------------------------------------------------------
                                                            30, 2004        2004         2003         2002        2001       2000
                                                           ----------    ----------   ----------    --------    --------   --------
                                                                                    (dollars in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents ..............................   $   19,673    $      910   $   36,590    $ 99,599    $ 84,667   $ 66,507
Restricted cash ........................................       10,419        13,307       10,885       9,000       6,425      3,244
Loan and lease receivables:
 Loans available for sale ..............................      336,511       304,275      263,419      45,919      78,060     29,699
 Non-accrual loans .....................................        3,314         1,993        3,999       3,868       2,831      3,474
 Lease receivables .....................................           --            --        3,984       7,891      14,030     18,629
Interest and fees receivable ...........................       15,304        18,089       10,838       9,595      14,582     11,071
Deferment and forbearance advances receivable ..........        5,839         6,249        4,341       2,697       1,967      1,931
Loans subject to repurchase rights .....................       40,736        38,984       23,761       9,028       2,428         --
Interest-only strips ...................................      448,812       459,086      598,278     512,611     398,519    277,872
Servicing rights .......................................       66,712        73,738      119,291     125,288     102,437     74,919
Receivable for sold loans and leases ...................           --            --       26,734          --          --     46,333
Total assets ...........................................    1,083,396     1,042,870    1,159,351     876,375     766,487    594,282
Subordinated debentures ................................      490,026       522,609      719,540     655,720     537,950    390,676
Senior collateralized subordinated notes ...............       97,454        83,639           --          --          --         --
Total liabilities ......................................    1,071,537     1,030,955    1,117,282     806,997     699,625    532,167
Stockholders' equity ...................................       11,859        11,915       42,069      69,378      66,862     62,115



                                               THREE MONTHS ENDED
                                                 SEPTEMBER 30,                             YEAR ENDED JUNE 30,
                                              -------------------    --------------------------------------------------------------
                                                2004       2003        2004        2003          2002          2001         2000
                                              --------   --------    --------   ----------    ----------    ----------   ----------
OTHER DATA:                                                                  (dollars in thousands)
Total loans and leases on balance sheet,
  gross(a)................................    $332,680   $162,446    $302,255   $  266,161    $   57,221    $   90,621   $   48,183
Originations(b):
 Business purpose loans...................         151         --         587      122,790       133,352       120,537      106,187
 Home mortgage loans......................     629,579    124,052     982,093    1,543,730     1,246,505     1,096,440      949,014
Average loan size of loans originated(b):
 Business purpose loans...................          76         --         293           92            97            91           89
 Home mortgage loans......................         145         87         119           91            89            82           70
Weighted average interest rate of loans
  originated(b):
 Business purpose loans...................       15.99%        --%      14.62%       15.76%        15.75%        15.99%       15.99%
 Home mortgage loans......................        7.66       8.62        7.86         9.99         10.91         11.46        11.28
 Combined.................................        7.66       8.62        7.86        10.42         11.38         11.91        11.64
Loans and leases sold:
 Securitizations..........................    $     --   $  5,452    $141,407   $1,423,764    $1,351,135    $1,102,066   $1,001,702
Whole loan sales..........................     602,222    270,979     808,378       28,013        57,679        76,333      102,670

---------------
(a) Reconciliation of loan and lease receivables -- available for sale to loans and leases on balance sheet:


                                                          THREE MONTHS ENDED
                                                            SEPTEMBER 30,                       YEAR ENDED JUNE 30,
                                                         -------------------    ---------------------------------------------------
                                                           2004       2003        2004       2003        2002      2001       2000
                                                         --------   --------    --------   --------    -------    -------   -------
                                                                                   (dollars in thousands)
Total loans and leases available for sale*...........    $336,511   $151,286    $304,275   $263,419    $45,919    $78,060   $29,699
Non-accrual loans*...................................       3,314      8,153       1,993      3,999      4,050      2,831     3,474
Lease receivables*...................................          --      3,249          --      3,984      7,891     14,030    18,629
Allowance for loan losses............................          35        717         121        364      1,095      1,106       850
Deferred direct loan origination costs...............      (7,236)    (2,593)     (4,453)    (6,878)    (1,997)    (5,786)   (4,648)
Valuation allowance..................................         100      1,682          42      1,319        263        380       179
Other................................................         (44)       (48)        277        (47)        --         --        --
                                                         --------   --------    --------   --------    -------    -------   -------
Total loans and leases on balance sheet, gross.......    $332,680   $162,446    $302,255   $266,161    $57,221    $90,621   $48,183
                                                         ========   ========    ========   ========    =======    =======   =======

---------------
*   Per balance sheet.
(b) Conventional first mortgages and leases originated in fiscal 2000 have been excluded because we no longer originate these types of loans and leases.


                                                                       THREE MONTHS
                                                                          ENDED
                                                                      SEPTEMBER 30,                  YEAR ENDED JUNE 30,
                                                                    -----------------    ------------------------------------------
                                                                     2004       2003      2004      2003      2002    2001     2000
                                                                    -------   -------    -------   ------    -----    -----   -----
FINANCIAL RATIOS:
Return on average assets........................................     (10.71)%   (9.88)%   (11.60)%  (3.07)%   0.94%    1.22%   1.31%
Return on average equity........................................    (958.29)  (386.77)   (566.80)  (44.20)   11.75    12.22   10.29
Total delinquencies as a percentage of total on balance sheet
  portfolio at end of period(a).................................       1.57      7.21       1.19     1.97    11.72     3.87    6.08
Real estate owned as a percentage of total on balance sheet
  portfolio at end of period....................................       0.45      2.78       0.63     1.79     6.37     2.53    3.41
Loan and lease losses as a percentage of the average total on
  balance sheet portfolio during the period(b)..................       0.38      3.33       8.93     5.17     4.23     3.31    1.09
Pre-tax income (loss) as a percentage of total revenues.........    (168.01)   (209.7)     (1.11)  (20.00)    5.47     7.19    7.93
Ratio of earnings to fixed charges(c)...........................      (0.84)x   (1.43)x    (1.42)x   0.31x    1.19x    1.23x   1.26x

---------------
(a) Includes loans delinquent 31 days or more and excludes real estate owned and previously delinquent loans subject to deferment and forbearance agreements if the borrower with this arrangement is current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement).
(b) Percentage based on annualized losses and average total portfolio.
(c) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $42.3 million and $42.3 million for the three months ended September 30, 2004 and 2003, respectively and $183.4 million and $49.0 million for the years ended June 30, 2004 and 2003, respectively.

   The following table presents financial ratios and measures for our total portfolio and total real estate owned, referred to as REO. The total portfolio measure includes loans and leases recorded on our balance sheet and securitized loans and leases both managed by us and serviced by others. Management believes these measures enhance the users' overall understanding of our current financial performance and prospects for the future because the volume and credit characteristics of off-balance sheet securitized loan and lease receivables have a significant effect on our financial performance as a result of our retained interests in the securitized loans. Retained interests include interest-only strips and servicing rights. In addition, because the servicing and collection of our off-balance sheet securitized loan and lease receivables are performed in the same manner and according to the same standards as the servicing and collection of our on-balance sheet loan and lease receivables, certain of our resources, such as personnel and technology, are allocated based on their pro rata relationship to the total portfolio and total REO. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total portfolio and managed real estate owned to our balance sheet.


                                           THREE MONTHS ENDED
                                             SEPTEMBER 30,                                YEAR ENDED JUNE 30,
                                        -----------------------    ----------------------------------------------------------------
                                           2004         2003          2004         2003          2002          2001         2000
                                        ----------   ----------    ----------   ----------    ----------    ----------   ----------
                                                                          (dollars in thousands)
Total Portfolio -- Loans and Leases.    $2,023,828   $2,968,729    $2,231,003   $3,649,910    $3,064,024    $2,588,479   $1,918,143
FINANCIAL RATIOS:
Total delinquencies as a percentage
  of total portfolio at end of
  period............................         12.92%        9.02%        10.64%        6.24%         5.53%         4.13%        2.91%
Real estate owned as a percentage of
  total portfolio at end of period..          1.84         0.88          1.54         0.77          1.11          1.10         0.68
Loan and lease losses as a
  percentage of the average total
  portfolio during the period.......          0.52         0.43          1.02         0.36          0.28          0.53         0.31

   COMPARISON OF THE INVESTMENT NOTES, THE SENIOR COLLATERALIZED SUBORDINATED
                     NOTES AND THE SERIES A PREFERRED STOCK


   We are offering to exchange up to $40,000,000 in the aggregate principal amount of senior collateralized subordinated notes and up to 80,000,000 shares of the Series A preferred stock (if all of the investment notes are exchanged for the Series A preferred stock) for up to $80,000,000 in the aggregate principal amount of investment notes. The following chart compares the material terms of the investment notes, the senior collateralized subordinated notes and the Series A preferred stock. See "Terms of the Debentures" and "Terms of the Series A Preferred Stock" for the detailed description of the terms of these securities.

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Aggregate principal amount..........    Investment notes which are     Up to $40,000,000               Up to 80,000,000 shares
                                        eligible to participate in
                                        this exchange offer totaled
                                        $388.6 million as of
                                        November 15, 2004.

Maturity date.......................    From 3 to 120 months. The      For senior collateralized       The Series A preferred stock
                                        terms of each investment       subordinated notes issued in    has no stated maturity and
                                        note were established at the   exchange for investment         will not be subject to any
                                        time of purchase.              notes with maturities of 36     sinking fund or mandatory
                                                                       months or less, maturity        redemption.
                                                                       dates will be the remaining
                                                                       term to maturity of the
                                                                       investment notes tendered.
                                                                       With respect to investment
                                                                       notes tendered with
                                                                       remaining terms greater than
                                                                       36 months, the holder has
                                                                       the option to receive senior
                                                                       collateralized subordinated
                                                                       notes with a term equivalent
                                                                       to the remaining term of the
                                                                       investment notes tendered or
                                                                       a 36 month term. If the
                                                                       holder fails to select a
                                                                       maturity date, the maturity
                                                                       date will be the maturity
                                                                       date of the investment notes
                                                                       tendered.

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Interest or dividend rate...........    Fixed upon issuance of the     Interest will be paid           Monthly dividend payments
                                        investment notes and           pursuant to the same            will be $0.008334 per share
                                        compounded daily. Interest     periodic payment terms as in    (equivalent to $.10 per
                                        on the investment notes with   effect for the investment       share annually or 10.0% of
                                        maturities of less than one    notes tendered. With respect    the original liquidation
                                        year is paid at maturity.      to investment notes tendered    value) of the Series A
                                        Interest on the investment     with interest payable upon      preferred stock, subject to
                                        notes with maturities of one   maturity, the interest on       compliance with applicable
                                        year or greater is paid at     senior collateralized           Delaware law. Dividend
                                        maturity, quarterly, semi-     subordinated notes issued in    payments on the Series A
                                        annually or annually, as       exchange for such securities    preferred stock will be
                                        selected by the holder on      will be payable upon            payable on the payment date
                                        the date of issuance.          maturity. From the date of      to stockholders of record as
                                        Holders may modify the         issuance of senior              of the end of each calendar
                                        intervals at which interest    collateralized subordinated     month commencing after the
                                        is paid during the term of     notes through the maturity      initial closing with the
                                        the investment notes.          date of senior                  first dividend payment to be
                                                                       collateralized subordinated     declared for the month of
                                                                       notes, the payment of           January 2005 for shares
                                                                       interest on the senior          issued on December 31, 2004,
                                                                       collateralized subordinated     subject to compliance with
                                                                       notes will be made as           applicable Delaware law. See
                                                                       follows: (i) if the             "Terms of the Series A
                                                                       investment notes exchanged      Preferred Stock --
                                                                       have an interest rate of        Dividends" for information
                                                                       10.0% or lower, at an           regarding restrictions on
                                                                       interest rate equal to 10       our ability to pay dividends
                                                                       basis points above the          under Delaware law. The
                                                                       interest rate paid on the       record date for dividend
                                                                       investment notes exchanged;     payments on the Series A
                                                                       or (ii) if the investment       preferred stock will be the
                                                                       notes exchanged have an         last day of each calendar
                                                                       interest rate of above          month, except that Series A
                                                                       10.0%, at a rate equal to       preferred stock issued in
                                                                       10.0% plus twice the            connection with a closing
                                                                       difference between the          conducted on the last day of
                                                                       interest rate paid on the       a calendar month will not be
                                                                       investment note exchanged       entitled to a dividend until
                                                                       and 10.0% plus 10 basis         the month following the
                                                                       points. The interest rate of    month in which the closing
                                                                       the senior collateralized       occurred.
                                                                       subordinated notes will be
                                                                       further adjusted to reflect     The payment date for
                                                                       compounding of interest         dividends on Series A
                                                                       consistent with the method      preferred stock will be two
                                                                       of compounding of interest,     weeks following the relevant
                                                                       if any, for the investment      record date, but may be
                                                                       notes exchanged. With           extended by us to a date not
                                                                       respect to remaining            later than 90 days after the
                                                                       principal amounts of            end of each calendar month.
                                                                       investment notes not            The cumulative amount of any
                                                                       tendered, interest will         unpaid dividends shall be
                                                                       continue to accrue and

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Interest or dividend rate
  (continued).......................                                   be payable pursuant to the      paid upon liquidation of the
                                                                       terms of the investment         Series A preferred stock, or
                                                                       notes.                          the appropriate adjustment,
                                                                                                       which takes into account
                                                                                                       unpaid dividends, will be
                                                                                                       made upon the redemption or
                                                                                                       conversion of the Series A
                                                                                                       preferred stock. As long as
                                                                                                       shares of the Series A
                                                                                                       preferred stock are
                                                                                                       outstanding, no dividends
                                                                                                       will be declared or paid on
                                                                                                       our common stock unless all
                                                                                                       monthly dividends accrued
                                                                                                       and unpaid on outstanding
                                                                                                       shares of the Series A
                                                                                                       preferred stock have been
                                                                                                       paid in full.

Liquidation.........................    A liquidation under            A liquidation under             Not applicable.
                                        bankruptcy law provisions      bankruptcy law provisions
                                        will result in an event of     will result in an event of
                                        default.                       default.

Right of set-off in certain
 circumstances .....................    Subject to the provisions of   Not applicable.                 Not applicable.
                                        applicable law, if the
                                        holder of an investment note
                                        is a borrower or guarantor
                                        on a loan, lease or other
                                        obligation owned by one of
                                        our direct or indirect
                                        subsidiaries or affiliates,
                                        and that obligation becomes
                                        delinquent or otherwise in
                                        default, we have the right
                                        in our sole discretion to
                                        set-off principal and
                                        interest payments due on the
                                        investment note against all
                                        sums due by the holder to
                                        our subsidiary or affiliate
                                        pursuant to the set-off
                                        terms contained in the loan,
                                        lease, other indebtedness or
                                        the guarantee.

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Redemption by holder................    Investment notes with          Senior collateralized           Not applicable.
                                        remaining maturities of less   subordinated notes with
                                        than one year are not          remaining maturities of less
                                        redeemable prior to            than one year are not
                                        maturity. Investment notes     redeemable prior to
                                        with remaining maturities of   maturity. Senior
                                        one year or greater may be     collateralized subordinated
                                        redeemed by the holder, who    notes held by a natural
                                        is a natural person,           person with remaining
                                        following his/her total        maturities of one year or
                                        permanent disability, or by    greater may be redeemed
                                        the holder's estate after      following the death of the
                                        his/her death, at the          holder at the principal
                                        principal amount plus          amount plus accrued
                                        accrued interest. Any holder   interest. Any holder who is
                                        who is not a natural person,   not a natural person, such
                                        such as a trust, partnership   as a trust, partnership or
                                        or corporation, will have no   corporation, will have no
                                        right to cause redemption      right to cause redemption
                                        prior to maturity.             prior to maturity.

Redemption by us....................    Redeemable upon 90 days        Redeemable at any time after    The Series A preferred stock
                                        written notice to the          one year anniversary of the     is not redeemable prior to
                                        holder.                        exchange date, upon 90 days     the second anniversary date
                                                                       written notice to the           of the issue date. On and
                                                                       holder.                         after such date, the Series
                                                                                                       A preferred stock may be
                                                                                                       redeemed for cash at our
                                                                                                       option, in whole or in part,
                                                                                                       at a redemption price of
                                                                                                       $1.00 per share, plus all
                                                                                                       accrued and unpaid dividends
                                                                                                       thereon, if any, upon 30
                                                                                                       days' written notice.

Form/Transferability................    In book-entry or               In book-entry form; not         Certificated form.
                                        certificated form; not         transferable without our
                                        transferable without our       written consent.
                                        prior written consent.

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Automatic extension of maturity
  date..............................    Automatically extended for a   No automatic extension.         Not applicable.
                                        period equal to the original
                                        term unless: (i) we notify
                                        the holder at least seven
                                        days prior to the maturity
                                        date that an extension will
                                        not be provided; or (ii) the
                                        holder elects to redeem or
                                        change the term on his/her
                                        notes within seven days
                                        after the maturity date.
                                        Investment notes to be
                                        extended will be extended at
                                        a fixed interest rate equal
                                        to the interest rate being
                                        offered on newly issued
                                        investment notes of the same
                                        term and denomination at
                                        their respective maturity
                                        dates.

Conversion..........................    Not applicable.                Not applicable.                 On or after the second
                                                                                                       anniversary of the issuance
                                                                                                       date (or on or after the one
                                                                                                       year anniversary of the
                                                                                                       issuance date if dividends
                                                                                                       are not paid in full on the
                                                                                                       Series A preferred stock
                                                                                                       outstanding on such date),
                                                                                                       each share of the Series A
                                                                                                       preferred stock is
                                                                                                       convertible at the option of
                                                                                                       the holder into a number of
                                                                                                       shares of our common stock
                                                                                                       determined by dividing: (A)
                                                                                                       $1.00 plus an amount equal
                                                                                                       to accrued but unpaid
                                                                                                       dividends (if the conversion
                                                                                                       date is prior to the second
                                                                                                       anniversary of the issuance
                                                                                                       date because the Series A
                                                                                                       preferred stock has become
                                                                                                       convertible due to failure
                                                                                                       to pay dividends), $1.20
                                                                                                       plus an amount equal to
                                                                                                       accrued but unpaid dividends
                                                                                                       (if the conversion date is
                                                                                                       prior to the third
                                                                                                       anniversary of the issuance
                                                                                                       date but on or after the
                                                                                                       second anniversary of the
                                                                                                       issuance date) or $1.30 plus
                                                                                                       an amount equal to accrued

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Conversion (continued)..............                                                                   but unpaid dividends (if the
                                                                                                       conversion date is on or
                                                                                                       after the third anniversary
                                                                                                       of the issuance date) by (B)
                                                                                                       the market price of a share
                                                                                                       of our common stock (which
                                                                                                       figure shall not be less
                                                                                                       than $5.00 per share
                                                                                                       regardless of the actual
                                                                                                       market price, such $5.00
                                                                                                       minimum figure to be subject
                                                                                                       to adjustments for stock
                                                                                                       splits, including reverse
                                                                                                       stock splits) on the
                                                                                                       conversion date.

Ranking.............................    In the event of a              In the event of insolvency,     With respect to rights upon
                                        liquidation, the investment    bankruptcy or liquidation or    liquidation, shares of the
                                        notes rank junior in right     default on our senior           Series A preferred stock
                                        of payment to our senior       indebtedness, to the extent     will rank: (i) senior to our
                                        indebtedness, debt of our      the collateral securing the     common stock and (ii) junior
                                        subsidiaries, other existing   senior collateralized           to the senior collateralized
                                        and future senior debt.        subordinated notes is not       subordinated notes
                                        Since the investment notes     sufficient to repay all of      outstanding, including notes
                                        are unsecured and the senior   the senior collateralized       issued in this exchange
                                        collateralized subordinated    subordination notes             offer, all outstanding
                                        notes are secured by a         outstanding, the deficiency     subordinated debentures,
                                        security interest in certain   portion of the senior           including the investment
                                        cash flows originating from    collateralized subordinated     notes, and any other
                                        interest-only strips of        notes issued in this            indebtedness or liabilities
                                        certain of our subsidiaries,   exchange offer will rank        of ours or our subsidiaries
                                        those assets will be           junior in right of payment      and any other shares of our
                                        utilized to repay the senior   behind our senior               stock that may be issued in
                                        collateralized subordinated    indebtedness and all of our     the future ranking senior to
                                        notes outstanding before       other existing and future       the Series A preferred
                                        these assets would be          senior debt and behind the      stock.
                                        available to repay the         existing and future debt of
                                        remaining investment notes.    our subsidiaries, and
                                        If the collateral securing     equally in right of payment
                                        the senior collateralized      with the deficiency portion
                                        subordinated notes is not      of the senior collateralized
                                        sufficient to repay the        subordinated notes
                                        senior collateralized          outstanding, any future
                                        subordinated notes             subordinated debentures
                                        (including accrued and         issued by us and other
                                        unpaid interest), the          unsecured debt.
                                        remaining investment notes
                                        will rank equally in right     The senior collateralized
                                        of payment with the            subordinated notes to be
                                        deficiency portion of the      issued in this exchange
                                        senior collateralized          offer will be secured by the
                                        subordinated notes             cash flows from the
                                        outstanding and other          interest-only strips that
                                        unsecured indebtedness         secure the senior
                                                                       collateralized subordinated

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Ranking (continued).................    issued by us. The investment   notes issued in the prior
                                        notes will be senior in        exchange offers. The
                                        right of payment to the        interest-only strips also
                                        Series A preferred stock.      secure certain priority lien
                                                                       obligations. No additional
                                                                       interest-only strips are
                                                                       being added to the trust as
                                                                       a result of the issuance of
                                                                       additional senior
                                                                       collateralized subordinated
                                                                       notes in this exchange
                                                                       offer. The senior
                                                                       collateralized subordinated
                                                                       notes to be issued in this
                                                                       exchange offer will be, and
                                                                       the senior collateralized
                                                                       subordinated notes issued in
                                                                       the prior exchange offers
                                                                       are, required to be as fully
                                                                       collateralized at 150% of
                                                                       the outstanding principal
                                                                       balance of the senior
                                                                       collateralized subordinated
                                                                       notes. We believe the value
                                                                       of the cash flows
                                                                       originating from the
                                                                       interest-only strips in the
                                                                       trust as determined by us of
                                                                       September 30, 2004, the date
                                                                       of our last valuation,
                                                                       exceeds the amount that
                                                                       would be required to fully
                                                                       collateralize at 150% of the
                                                                       senior collateralized
                                                                       subordinated notes to be
                                                                       issued in this exchange
                                                                       offer, and the senior
                                                                       collateralized subordinated
                                                                       notes that are outstanding
                                                                       as a result of the prior
                                                                       exchange offers after giving
                                                                       effect to the priority lien
                                                                       obligations. There can be no
                                                                       assurance that if these
                                                                       assets are sold in a
                                                                       distressed sale that the
                                                                       value received upon such
                                                                       sale would be equal to the
                                                                       value of such assets on our
                                                                       books as of September 30,
                                                                       2004. In the event of
                                                                       insolvency, bankruptcy or
                                                                       liquidation, the senior
                                                                       collateralized subordinated
                                                                       notes to be issued in this
                                                                       exchange offer and the
                                                                       senior collateralized
                                                                       subordinated notes issued in
                                                                       the prior exchange

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Ranking (continued).................                                   offers would rank equally in
                                                                       right of payment to the
                                                                       extent of our interest in
                                                                       the cash flows from the
                                                                       interest-only strips held in
                                                                       the trust securing the
                                                                       senior collateralized
                                                                       subordinated notes. Since
                                                                       the senior collateralized
                                                                       subordinated notes
                                                                       outstanding, which will
                                                                       include the notes issued in
                                                                       this exchange offer, are
                                                                       secured by a security
                                                                       interest in certain cash
                                                                       flows originating from
                                                                       interest-only strips, those
                                                                       assets will be utilized to
                                                                       repay the senior
                                                                       collateralized subordinated
                                                                       notes outstanding before
                                                                       these assets would be
                                                                       available to repay the
                                                                       remaining investment notes.

Security............................    The investment notes are       The senior collateralized       Not applicable.
                                        unsecured.                     subordinated notes will rank
                                                                       senior to the Series A
                                                                       preferred stock.
                                                                       The senior collateralized
                                                                       subordinated notes to be
                                                                       issued in this exchange
                                                                       offer, as well as the senior
                                                                       collateralized subordinated
                                                                       notes issued in the prior
                                                                       exchange offers, will be
                                                                       secured by a security
                                                                       interest in certain cash
                                                                       flows originating directly
                                                                       or indirectly from interest-
                                                                       only strips of certain of
                                                                       our subsidiaries held by
                                                                       ABFS Warehouse Trust 2003-1.
                                                                       The senior collateralized
                                                                       subordinated notes to be
                                                                       issued in this exchange
                                                                       offer will be and the senior
                                                                       collateralized subordinated
                                                                       notes issued in the prior
                                                                       exchange offers are secured
                                                                       by cash flows originating
                                                                       from interest-only strips
                                                                       with an aggregate value of
                                                                       at least an amount equal to
                                                                       150% of the outstanding
                                                                       principal

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Security (continued)................                                   balance of the senior
                                                                       collateralized subordinated
                                                                       notes plus priority lien
                                                                       obligations secured by the
                                                                       interest-only strips and/or the
                                                                       cash flows from the
                                                                       interest-only strips; provided
                                                                       that, such collateral coverage
                                                                       may not fall below 100% of the
                                                                       outstanding principal balance
                                                                       of the senior collateralized
                                                                       subordinated notes outstanding
                                                                       and priority lien obligations
                                                                       secured by the collateral, as
                                                                       determined by us on any
                                                                       quarterly balance sheet date.
                                                                       There is no limit upon the
                                                                       amount of lien obligations,
                                                                       including priority lien
                                                                       obligations, that can be placed
                                                                       upon this collateral provided
                                                                       that the collateral coverage
                                                                       described above is met.

                                                                       At September 30, 2004, there
                                                                       were priority lien obligations
                                                                       securing senior debt totaling
                                                                       $47.6 million which are also
                                                                       secured by these assets. In
                                                                       addition, we anticipate
                                                                       incurring additional priority
                                                                       lien obligations in connection
                                                                       with new financing
                                                                       transactions. These priority
                                                                       lien obligations rank senior in
                                                                       right of payment to the senior
                                                                       collateralized subordinated
                                                                       notes. In addition, subsequent
                                                                       to September 30, 2004, we
                                                                       transferred $63.5 million of
                                                                       interest-only strips held in
                                                                       ABFS Warehouse Trust 2003-1 to
                                                                       a lender in connection with a
                                                                       financing structured as a
                                                                       repurchase facility which
                                                                       transferred assets are not

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Security (continued)................                                   available to repay the
                                                                       senior collateralized
                                                                       subordinated notes. Assuming
                                                                       the issuance of $40.0
                                                                       million of senior
                                                                       collateralized subordinated
                                                                       notes in this exchange offer
                                                                       and based upon the $97.5
                                                                       million of such notes
                                                                       outstanding as of September
                                                                       30, 2004, there would be a
                                                                       maximum of $137.5 million of
                                                                       senior collateralized
                                                                       subordinated notes
                                                                       outstanding upon completion
                                                                       of this exchange offer. In
                                                                       order to consummate this
                                                                       exchange offer, we must
                                                                       satisfy the
                                                                       collateralization
                                                                       requirement of 1.5 to 1 on
                                                                       the closing date based upon
                                                                       the senior collateralized
                                                                       subordinated notes
                                                                       outstanding on such date
                                                                       after giving effect to
                                                                       priority lien obligations.

Subordination of liens..............    Not applicable.                Our subsidiaries, may, from
                                                                       time to time, grant other
                                                                       liens on the cash flows
                                                                       originating from interest-
                                                                       only strips of our
                                                                       subsidiaries in connection
                                                                       with other exchange offers
                                                                       or financings we may pursue,
                                                                       and such liens may be of
                                                                       equal or greater priority
                                                                       than the liens securing the
                                                                       senior collateralized
                                                                       subordinated notes to be
                                                                       issued in this exchange
                                                                       offer if, and only if, after
                                                                       giving effect to any such
                                                                       additional indebtedness
                                                                       secured by the cash flow
                                                                       from the interest-only
                                                                       strips, the value of such
                                                                       cash flow is at least an
                                                                       amount equal to 150% of
                                                                       outstanding principal
                                                                       balance of the senior
                                                                       collateralized subordinated
                                                                       notes secured on the date
                                                                       such liens are granted.
                                                                       There is no limit upon the
                                                                       amount of lien obligations,
                                                                       including priority lien
                                                                       obligations, that can be
                                                                       placed upon this collateral
                                                                       provided that the collateral
                                                                       coverage described above is
                                                                       met.

                                                                           SENIOR COLLATERALIZED                 SERIES A
                                              INVESTMENT NOTES              SUBORDINATED NOTES               PREFERRED STOCK
                                        ----------------------------   ----------------------------    ----------------------------
Subordination of liens
  (continued).......................                                   The priority lien               Not applicable.
                                                                       obligations rank senior in
                                                                       right of payment to the
                                                                       senior collateralized
                                                                       subordinated notes. Priority
                                                                       lien obligations securing
                                                                       senior debt totaling $47.6
                                                                       million are also secured by
                                                                       the interest-only strips and
                                                                       their cash flows. In
                                                                       addition, we anticipate
                                                                       incurring additional
                                                                       priority lien obligations in
                                                                       connection with new
                                                                       financing transactions.

Voting rights.......................    None.                          None.                           No voting rights except as
                                                                                                       required by law or our
                                                                                                       certificate of
                                                                                                       incorporation.

                             TERMS OF THE DEBENTURES


   The following is a summary of the terms of the senior collateralized subordinated notes that we are offering to exchange under this exchange offer for investment notes outstanding and the investment notes. The investment notes and the senior collateralized subordinated notes issued in the prior exchange offers were issued under indentures, referred to as old indentures in this document, between us and U.S. Bank National Association, a national banking association. Under the terms of this exchange offer, the senior collateralized subordinated notes will be issued under an indenture, referred to as the new indenture in this document, between us and U.S. Bank National Association, a national banking association. Collectively, the old indentures and the new indenture are referred to as the indentures. Similarly, the investment notes and the senior collateralized subordinated notes are collectively referred to as debentures. Generally, the investment notes and the senior collateralized subordinated notes to be issued in this exchange offer are similar with the exception of interest rates paid, maturity dates, modification of maturities during the term of the security, collateral and automatic rollovers upon maturity. See "Comparison of the Investment Notes, the Senior Collateralized Subordinated Notes and the Series A Preferred Stock" for the comparison of the terms of the investment notes and the senior collateralized subordinated notes to be issued in this exchange offer.

   The terms of the debentures include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended, referred to as the Trust Indenture Act in this document. Copies of the forms of the old indentures were filed as exhibits to the registration statements filed with the SEC registering the investment notes. The following is a summary of certain provisions of the indentures, which does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the indentures. We urge you to read the indentures in their entirety. You may obtain copies of the indentures from us. See "Where You Can Find More Information." A copy of the new indenture is attached to this offer to exchange as Exhibit A.

TERMS OF THE INVESTMENT NOTES

   MATURITY. The terms of the investment notes generally range from three to 120 months.

   BOOK ENTRY. Investment notes issued from November 1, 1999 to May 14, 2004 were issued in book-entry form through a credit on our book-entry registration and transfer system to the account of the purchaser of the investment note in an amount equal to, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the investment notes. We also sent each holder an initial transaction statement which indicated our acceptance of the order. Investment notes issued prior to November 1, 1999 were issued in certificated form and such holders received a note evidencing such indebtedness.

   The holders of investment notes issued in a book-entry form did not receive and are not entitled to receive physical delivery of a note or certificate evidencing such indebtedness for notes issued in uncertificated form. The holders of the accounts we establish upon the purchase or transfer of investment notes are deemed to be the owners of the investment notes under the old indentures. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the old indentures. We provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

   We provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we credit interest due on each account. We determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes. The trustee is under no obligation to verify our calculations with respect to interest or principal due or to review our records.

   Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

     o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

     o after the occurrence of an event of default under the old indentures, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

   Subject to the exceptions described above, the book-entry interests in these securities are not otherwise exchangeable for fully registered notes.

   INTEREST. The interest rate payable on an investment note was determined based upon the maturity date and term established for the investment note at the date of purchase. Once determined, the rate of interest payable on an investment note remains fixed for the original term of the investment note.

   We compute interest on investment notes on the basis of an actual calendar year and interest compounds daily. We pay interest on investment notes with terms of less than 12 months at maturity. Purchasers of investment notes with terms of 12 months or greater may elect at the time of purchase to have interest paid monthly, quarterly, semiannually, annually or at maturity, but if a purchaser fails to make this election, interest is paid at maturity. A new interest payment method may be elected one time by the holder during the term of the investment notes. To change the interest payment method, a holder must send us a written request specifying the new interest payment method elected. Any interest not otherwise paid on an interest payment date is paid at maturity.

   AUTOMATIC EXTENSION UPON MATURITY OF INVESTMENT NOTES. The term of each investment note automatically extends upon its maturity for a term identical to the original term of the investment note unless:

     o we notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

     o the holder elects to redeem the investment note or change the term within seven days after the maturity date.

   Unless either we or the holder terminates or redeems the investment note, or the holder elects a new term, the investment note continues to renew in this manner. Each renewed investment note continues in all its provisions, including provisions relating to payment options, except that the interest rate payable during any renewed term is the interest rate which is being offered on investment notes of the same term and denomination as of the maturity date.

   If we notify the holder of our intention to redeem an investment note at maturity, no interest will accrue after the date of maturity. If we receive a completed request for repayment within seven days of the maturity date of the investment note, we pay interest during the period from the maturity date to the repayment date at the lower of:

     o the lowest interest rate then being paid on the investment notes with a similar term we offer to the general public; or

     o the interest rate we paid on the investment note immediately prior to its maturity.

   As a courtesy, we provide a request for repayment form with the renewal notice. Use of the form by a holder is not a condition of repayment. Holders may also request repayment by writing to us.

   PLACE AND METHOD OF PAYMENT. We pay principal on the investment notes at our principal executive office or at another place that we designate for that purpose. We make interest payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose, or by electronic funds transfer (commonly known as a "direct deposit").

   REDEMPTION BY US. We have the right to redeem any investment note at any time, prior to its stated maturity, upon 90 days advance written notice to the holder of the investment note. The holder has no right to require us to redeem any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

   REDEMPTION BY THE HOLDER UPON DEATH OR TOTAL PERMANENT
DISABILITY. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such death or disability, will be the principal amount of the investment note plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

   We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

   For the purpose of determining the right of a holder to demand early redemption of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

   RIGHT OF SET-OFF IN CERTAIN CIRCUMSTANCES. Subject to the provisions of applicable law, if the holder of an investment note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we have the right in our sole discretion to set-off principal and interest payments due on the investment note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

   SUBORDINATION. The indebtedness evidenced by investment notes, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness, regardless of when created, incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The debt evidenced by the investment notes is not guaranteed by any of our subsidiaries. Accordingly, in the event of insolvency, bankruptcy, liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of insolvency, bankruptcy, liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the investment notes. As of September 30, 2004, $378.9 million of secured debt and senior debt and subsidiary debt was outstanding. The provisions of the old indentures do not limit the amount of senior debt or subsidiary debt we can incur. As of September 30, 2004, $490.0 million of our outstanding debt ranked equally in right of payment to the investment notes outstanding. In addition, if the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes (including accrued and unpaid interest), the remaining investment notes will rank equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding and other unsecured indebtedness issued by us.

   In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the investment notes until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the investment notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the investment notes. If any

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distribution is nonetheless made to holders of the investment notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Since the investment notes are unsecured and junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, as well as senior collateralized subordinated notes to the extent of the collateral securing such notes, in the event of insolvency, bankruptcy or liquidation, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt and principal and interest on the senior collateralized subordinated notes to the extent of the collateral securing such notes."

   EVENTS OF DEFAULT. The investment notes provide that each of the following constitutes an event of default:

     o default for 30 days in the payment of interest when due on the investment notes (whether or not prohibited by the subordination provisions of the old indentures);

     o default in payment of principal when due on the investment notes (whether or not prohibited by the subordination provisions of the old indentures) and continuation of the default for 30 days;

     o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

     o our failure for 60 days after receipt of notice to comply with other agreements described in the old indentures or the debenture instruments; and

     o  specific events of bankruptcy or insolvency with respect to us.

   If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding investment notes may declare the unpaid principal of and any accrued interest on the investment note to be due and payable immediately. However, as long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

     o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration; or

     o  the date of acceleration of any senior debt.

   In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding investment notes will become due and payable without further action or notice. Holders of the investment note may not enforce the old indentures except as provided in the old indentures. Subject to these limitations, holders of a majority in principal amount of the then outstanding investment notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the investment notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

   The holders of a majority in aggregate principal amount of the investment notes then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the old indentures, except a continuing default or event of default in the payment of interest on or the principal of the investment notes.

   We are required to deliver to the trustee annually a statement regarding compliance with the old indentures, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

   AMENDMENT, SUPPLEMENT AND WAIVER. Except as provided in the old indentures governing the investment notes, we may amend or supplement the old indentures or the terms of the investment notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the investment notes then outstanding. The holders of a majority in principal amount of the then outstanding

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investment notes may waive any existing default or compliance with any provision of the old indentures or the investment notes.

   Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):

     o  reduce the principal amount of any investment note;

     o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

     o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

     o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

     o make any investment note payable in money other than that stated in the investment notes;

     o make any change in the provisions of the old indentures relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

     o make any change to the subordination provisions of the old indentures that adversely affects holders of investment notes;

     o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

     o  make any change in the foregoing amendment and waiver provisions.

   THE TRUSTEE. The old indentures impose restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

   Subject to exceptions described in the old indentures, the holders of a majority in principal amount of the then outstanding investment notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The old indentures provide that in case an event of default specified in the old indentures occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the old indentures at the request of any holder of investment notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

   REPORTS TO THE TRUSTEE. We provide the trustee with quarterly reports which contain the information reasonably requested by the trustee. These quarterly reports include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period. The trustee is under no obligation to verify our calculations with respect to these amounts.

   FORM AND DENOMINATIONS/TRANSFERS. The investment notes are non-negotiable debt instruments and, subject to some exceptions, are issued only in book-entry form. We issued an initial transaction statement reflecting the ownership of each investment note to each purchaser of an investment note. The transaction statement is not a negotiable instrument, and holders of the investment notes cannot transfer record ownership of the investment note without our prior written consent. Each holder of an investment note will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the investment notes on our register only by written notice to us signed by the account holder or the account holder's duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an

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opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of an investment note, we provide the new holder of the security with a transaction statement which evidences the transfer of the account on our records.

   NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS RELATED TO THE INVESTMENT NOTES. None of our directors, officers, employees or stockholders have any liability for any of our obligations under the old indentures, the investment notes or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the investment notes waived and released these persons from any liability. The waiver and release were part of the consideration for issuance of the investment notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

   SERVICE CHARGES RELATED TO THE INVESTMENT NOTES. We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

   INTEREST WITHHOLDING RELATED TO THE INVESTMENT NOTES. With respect to those investors who do not provide us with a fully executed Form W-8 BEN or Form W-9 at the time of purchase of the investment notes, we will withhold 28% of any interest paid (or such higher rate as necessary to comply with the Internal Revenue Code). Otherwise, we do not withhold interest, except on investment notes held by foreign business entities who do not provide us with a fully executed Form W-8 ECI.

   QUARTERLY STATEMENTS RELATED TO THE INVESTMENT NOTES. We provide holders of the investment notes with quarterly statements, which indicate, among other things, the current account balance (including interest earned). These statements are mailed not later than the tenth business day following the end of each calendar quarter.

TERMS OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES

   The summary below describes the terms of the senior collateralized subordinated notes to be issued in this exchange offer unless otherwise noted. The terms of the senior collateralized subordinated notes to be issued in this exchange offer are generally the same as those issued in the prior exchange offers, except as otherwise noted below.

   MATURITY. In this exchange offer and the second exchange offer, the maturity dates of the senior collateralized subordinated notes issued in exchange for investment notes with maturities of 36 months or less will be or are the remaining term to maturity of the investment notes tendered. With respect to investment notes tendered in this exchange offer or the second exchange offer with remaining terms greater than 36 months, the holder has or had the option to receive senior collateralized subordinated notes with a term equivalent to the remaining term of the investment notes tendered or a 36 month term. If the holder fails or failed to select a maturity date, the maturity date will be or is the maturity date of the investment notes tendered. In the first exchange offer, senior collateralized subordinated notes with maturities of 12 months were issued in exchange for subordinated debentures tendered with maturities of less than 12 months, while subordinated debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or a maturity of 36 months. All other senior collateralized subordinated notes issued in the first exchange offer have maturities equal to the subordinated debentures tendered.

   BOOK ENTRY. The senior collateralized subordinated notes will be issued in book-entry form. Upon our acceptance of your tender, we will credit your senior collateralized subordinated note account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized subordinated note. We will make an appropriate adjustment to such holder's investment note account to reflect the cancellation of the investment notes exchanged. Also upon acceptance of a tender, we will send each holder an initial transaction statement which will indicate the amount of senior collateralized subordinated notes received in the exchange offer.


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   The holders of senior collateralized subordinated notes issued in a book-
entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish in connection with the exchange shall be deemed to be the owners of the senior collateralized subordinated notes under the new indenture. The holders of the senior collateralized subordinated notes must rely upon the procedures established by the trustee to exercise any rights of a holder of senior collateralized subordinated notes under the new indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

   We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the senior collateralized subordinated notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the senior collateralized subordinated notes. The trustee is under no obligation to verify our calculations with respect to interest or principal due or to review our records.

   Book-entry notations in the accounts evidencing ownership of the senior collateralized subordinated notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and will be fully registered in those names as we direct only if:

     o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

     o after the occurrence of an event of default under the new indenture, holders of the senior collateralized subordinated notes issued in this exchange offer aggregating more than 50% of the aggregate outstanding amount of the senior collateralized subordinated notes issued in this exchange offer advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of senior collateralized subordinated notes issued in this exchange offer, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

   Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

   INTEREST. From the date of issuance of the senior collateralized subordinated notes issued in this exchange offer through the maturity date of such senior collateralized subordinated notes, the payment of interest on the senior collateralized subordinated notes issued in this exchange offer will be made as follows:

     o if the investment notes exchanged have an interest rate of 10.0% or lower, at an interest rate equal to 10 basis points above the interest rate paid on the investment notes exchanged. For example, if the investment notes you exchange have an interest rate of 9.0%, your senior collateralized subordinated notes would have an interest rate of 9.1%; or

     o if the investment notes exchanged have an interest rate of above 10.0%, at a rate equal to 10.0% plus twice the difference between the interest rate paid on the investment note exchanged and 10.0% plus 10 basis points. For example, if the investment notes you exchange have an interest rate of 11.0%, your senior collateralized subordinated notes would have an interest rate of 12.1%.

   The interest rate of the senior collateralized subordinated notes will be further adjusted to reflect compounding of interest consistent with the method of compounding, if any, for the investment notes exchanged.

   The senior collateralized subordinated notes issued in the prior exchange offers have interest rates equal to 10 basis points above the subordinated debentures tendered. The interest rate was further adjusted to reflect compounding of interest consistent with the method of compounding, if any, for the investment notes exchanged.

   Interest on the senior collateralized subordinated notes will be made pursuant to the same periodic payment terms as in effect for the investment notes tendered. If the investment note tendered required the

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payment of interest upon maturity, interest on the senior collateralized subordinated note will be paid upon maturity. The holder may not change the interest payment method during the term of the senior collateralized subordinated notes. Any interest not otherwise paid on an interest payment date will be paid at maturity.

   NO AUTOMATIC EXTENSION UPON MATURITY OF NOTES. The term of the senior collateralized subordinated notes will not automatically extend upon their maturity.

   PLACE AND METHOD OF PAYMENT. We will pay principal upon the maturity of the senior collateralized subordinated notes at our principal executive office or at another place that we designate for that purpose. We will make interest payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose, or by electronic funds transfer.

   REDEMPTION BY US. On or after the one year anniversary of the exchange date of a particular senior collateralized subordinated note, we have the right to redeem that senior collateralized subordinated note prior to its stated maturity, upon 90 days, advance written notice to the holder of the senior collateralized subordinated note. The holder has no right to require us to redeem any senior collateralized subordinated note prior to its maturity date except as indicated below.

   REDEMPTION BY THE HOLDER UPON DEATH. Senior collateralized subordinated notes with remaining maturities of less than one year are not redeemable prior to maturity. Upon the death of a sole owner who is a natural person of a senior collateralized subordinated note with a remaining term to maturity at the date of death of one year or more, the senior collateralized subordinated note may be redeemed at the option of such holder's estate. Upon the death of one of two natural persons who are joint owners of a senior collateralized subordinated note with a remaining term to maturity at the date of death of one year or more, the senior collateralized subordinated note may be redeemed at the option of the joint owner, if any, only if such joint holder is the spouse of the deceased joint holder. No redemptions are permitted under any other circumstances by natural persons and no redemptions are permitted under any circumstances by holders who are not natural persons, such as trusts, partnerships, corporations or other similar entities. Where redemption is permitted, the redemption price will be the principal amount of the senior collateralized subordinated note plus interest accrued and not previously paid, to the date of redemption.

   We may modify the foregoing policy on redemption after death in the future. However, no modification will affect the right of redemption applicable to any outstanding senior collateralized subordinated note.

   NO RIGHT OF SET-OFF. No right of set-off shall apply to any senior collateralized subordinated note if the holder of such note is a borrower or guarantor on a loan or lease or other obligation owned by one of our direct or indirect subsidiaries and that obligation becomes delinquent.

   COLLATERAL. The senior collateralized subordinated notes to be issued in this exchange offer, the senior collateralized subordinated notes issued in the prior exchange offers and the existing and future priority lien obligations are or will be secured by a security interest in certain cash flows originating directly or indirectly from interest-only strips of certain of our subsidiaries held by ABFS Warehouse Trust 2003-1, a special purpose entity. The senior collateralized subordinated notes to be issued in this exchange offer will be secured by cash flows originating from interest-only strips with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes issued in this exchange offer and the prior exchange offers plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes outstanding and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. There is no limit upon the amount of lien obligations that can be placed upon this collateral provided that the collateral coverage described above is met. In the event of insolvency, bankruptcy or liquidation or default on our senior indebtedness, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these securities, the deficiency portion of the senior collateralized subordinated notes issued in this exchange offer will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries, and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes issued

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in the prior exchange offers, investment notes and any future subordinated debentures issued by us and other unsecured debt. The senior collateralized subordinated notes rank senior to the Series A preferred stock.

   The senior collateralized subordinated notes to be issued in this exchange offer will be secured by the cash flows from the interest-only strips that secure the senior collateralized subordinated notes issued in the prior exchange offers. The interest-only strips also secure certain priority lien obligations. No additional interest-only strips are being added to the trust as a result of the issuance of additional senior collateralized subordinated notes in this exchange offer. We believe the value of the cash flows originating from interest-only strips in the trust as determined by us as of September 30, 2004, the date of our last valuation, exceeds the amount that would be required to fully collateralize at 150% of the senior collateralized subordinated notes to be issued in this exchange offer, that are outstanding as a result of the prior exchange offers after giving effect to the priority lien obligations. There can be no assurance that if these assets are sold in a distressed sale that the value received upon such sale would be equal to the value of such assets on our books as of September 30, 2004. In the event of insolvency, bankruptcy or liquidation, the senior collateralized subordinated notes issued in this exchange offer and the senior collateralized subordinated notes issued in the prior exchange offers would rank equally in right of payment to the extent of our interest in the cash flows from the interest-only strips held in the trust securing the senior collateralized subordinated notes. At September, 30, 2004, there were priority lien obligations securing senior debt totaling $47.6 million which are also secured by these assets. In addition, we anticipate incurring additional priority lien obligations in connection with new financing transactions. These priority lien obligations rank senior in right of payment to the senior collateralized subordinated notes. In addition, subsequent to September 30, 2004, we transferred $63.5 million of interest-only strips held in ABFS Warehouse Trust 2003-1 to a lender in connection with a financing structured as a repurchase facility which transferred assets are not available to repay the senior collateralized subordinated notes. Assuming the issuance of $40.0 million of senior collateralized subordinated notes in this exchange offer and based upon the $97.5 million of such notes outstanding as of September 30, 2004, there would be a maximum of $137.5 million of senior collateralized subordinated notes outstanding upon completion of this exchange offer. In order to consummate this exchange offer, we must satisfy the collateralization requirement of 1.5 to 1 on the closing date based upon the senior collateralized subordinated notes outstanding on such date after giving effect to priority lien obligations.

   Our subsidiaries entered into security agreements with the trustee, and our subsidiaries may enter into future security agreements or other documents, collectively referred to in this document as the collateral documents, creating a lien or liens, as the case may be, referred to in this document as senior collateralized subordinated note liens, that secure timely payment of the senior collateralized subordinated notes outstanding. Pursuant to the provisions of the collateral documents and the new indenture, the rights and remedies in the collateral of the trustee and the holders of the senior collateralized subordinated notes outstanding are subordinate to the rights and remedies of the holders of liens, referred to in this document as priority liens, that we or our affiliates have granted or will grant in the future that are senior in priority to the liens granted pursuant to the collateral documents. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources -- Subordinated Debentures" for more of a discussion of the security agreements.

   Each holder of a senior collateralized subordinated note, by accepting the senior collateralized subordinated note, agrees to all of the terms and provisions of the collateral documents. We will not, and will not permit our affiliates to, grant any additional lien on any of the collateral unless we determine that such lien is a permitted lien or that after giving effect to the granting of the additional lien, at the end of each quarterly balance sheet date, the ratio of (i) the value of the collateral securing the senior collateralized subordinated notes outstanding to (ii) the aggregate principal balance owing on the senior collateralized subordinated notes outstanding, which includes notes issued in this exchange offer, and any priority lien obligations secured by the collateral, will not be less than 1.5 to 1.0 on the date the lien is granted.

   Pursuant to the new indenture, we have the right to possess the collateral securing the senior collateralized subordinated notes outstanding, including notes issued in this exchange offer, and to collect, invest and dispose of any income on the collateral. We or our affiliates, as the case may be, may, without the trustee's release or consent, take any and all actions in the ordinary course of business in respect of the collateral to the extent permitted under the collateral documents and the new indenture. If an event of default

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occurs under the new indenture, the collateral and any proceeds of the collateral will be applied in accordance with the terms of the new indenture.

   RELEASE OF COLLATERAL. Each holder of a senior collateralized subordinated note, by accepting the senior collateralized subordinated note, acknowledges that (i) the collateral documents provide that as long as any priority lien obligations are outstanding, the holders of the priority liens will have the exclusive right and authority to determine the release, sale, or other disposition with respect to any of our assets or those of our affiliates, including the collateral, and to change, waive or vary the collateral documents subject in the case of changes, waivers, or variances, to the conditions specified in the collateral documents and (ii) the holders of the priority lien obligations may, including without limitation, (x) direct the trustee to take actions with respect to the collateral (including the release of the collateral and the manner of realization) without the consent of the holders of the senior collateralized subordinated notes outstanding and (y) agree to modify the priority lien security documents, without the consent of the holders of the senior collateralized subordinated notes outstanding or the trustee, to secure additional indebtedness and additional secured creditors as long as the modifications do not violate the provisions of any credit agreement evidencing or establishing senior debt or the new indenture. Each holder of a senior collateralized subordinated note consents to the trustee entering into any lien subordination agreement or similar agreement as may be required by a holder of the senior debt and/or authorizing any such holder of senior debt to file any and all records deemed necessary to evidence the subordination agreements.

   Subject to the terms of the collateral documents, if at any time or from time to time collateral which also secures the priority lien obligations is released or otherwise disposed of, the collateral securing the senior collateralized subordinated notes outstanding will be automatically released. However, if an event of default under the new indenture exists or any senior collateralized subordinated note obligation remains outstanding as of the date on which the priority lien obligations are repaid in full, the senior collateralized subordinated note liens on the proceeds from the sale, transfer or other disposition of the collateral securing the senior collateralized subordinated notes outstanding will not be released until the event of default and all other events of default are cured or waived and all the outstanding note obligations are paid in full in accordance with the terms of the new indenture, except to the extent the collateral was disposed of in order to repay the priority lien obligations.

   The release of any collateral from the senior collateralized subordinated note lien of any of the collateral documents or the release of, in whole or in part, the senior collateralized subordinated note liens created by any of the collateral documents, will not be deemed to impair the senior collateralized subordinated note lien in contravention of the terms of the indenture if and to the extent the collateral or senior collateralized subordinated note liens are released pursuant to the applicable collateral documents and the terms of the new indenture. Each of the holders of the senior collateralized subordinated notes outstanding acknowledges that a release of collateral or senior collateralized subordinated note liens strictly in accordance with the terms of the collateral documents and the terms of the new indenture will not be deemed for any purpose to be an impairment of the collateral, the collateral documents or otherwise contrary to the terms of the new indenture.

   In the event that we deliver an officers' certificate and opinion of counsel certifying that our obligations under the new indenture have been satisfied and discharged, the trustee will (i) authorize us or our affiliates, as the case may be, to execute and deliver the releases, termination statements and other instruments (in recordable form, where appropriate) as we or our affiliates may reasonably request to evidence the termination of the senior collateralized subordinated note liens created by the collateral documents and
(ii) not be deemed to hold the note liens for its benefit and the benefit of the holders of the senior collateralized subordinated notes.

   DOCUMENTS REQUIRED TO BE FURNISHED TO THE TRUSTEE IN CONNECTION WITH THE COLLATERAL. As long as the collateral documents are not terminated, we will deliver to the trustee, so long as required by the Trust Indenture Act of 1939, on the date of issue of the senior collateralized subordinated notes and, at least annually after the date of issue, within 30 days of June 30 of each year (commencing with June 30, 2005), an opinion of counsel either stating that in the opinion of the counsel, the action has been taken with respect to the recording, filing, recording and refiling of the new indenture or any collateral document as is necessary to maintain the senior collateralized subordinated note liens, and reciting the details of the action, or stating that

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in the opinion of the counsel, no action is necessary to maintain the senior collateralized subordinated note liens.

   We and our affiliates will, at our own expense, make, execute, endorse, acknowledge, file and/or deliver to the trustee from time to time the lists, descriptions and designations of its collateral, warehouse receipts, receipts in the nature of warehouse receipts, documents of title, vouchers, invoices, schedules, confirmatory assignments, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, reports and other assurances or instruments and take the further steps relating to the collateral and other property or rights covered by the senior collateralized subordinated note liens, which the trustee under the collateral documents deems reasonably appropriate or advisable to perfect, preserve or protect the security interest of the senior collateralized subordinated note lien in the collateral.

   AUTHORITY OF THE TRUSTEE WITH RESPECT TO THE COLLATERAL. Subject to the provisions of the new indenture and of the collateral documents, the trustee will have the authority to institute and to maintain the suits and proceedings as the trustee may deem expedient to prevent any impairment of the collateral by any acts which may be unlawful or in violation of any of the collateral documents or the new indenture, and the suits and proceedings as the trustee may deem expedient to preserve or protect its interests and the interests of the holders of the senior collateralized subordinated notes issued in this exchange offer in the collateral (including suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, the enactment, rule or order would impair the senior collateralized subordinated note liens or be prejudicial to the interests of the holders of the senior collateralized subordinated notes).

   In no event will any purchaser in good faith or other transferee of any property purported to be released under the new indenture or under the collateral documents be bound to ascertain the authority of the trustee to authorize the release or to inquire as to the satisfaction of any conditions required by the provisions of the new indenture for the exercise of the authority or to see to the application of any consideration given by the purchaser or other transferee. Similarly, any purchaser or other transferee of any property or rights permitted to be sold under the new indenture and the collateral documents, will not be under any obligation to ascertain or inquire into our authority, to make any such sale or other transfer.

   SUBORDINATION AND NO GUARANTEES BY SUBSIDIARIES. To the extent not secured by collateral, the indebtedness evidenced by the senior collateralized subordinated notes issued in this exchange offer, and any interest, are subordinated to all of our senior debt, which means that the senior debt has to be paid in full before any payment can be made by us on the senior collateralized subordinated notes. The term senior debt is defined for this purpose to include any indebtedness, regardless of when created, incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender or other entity which lends funds in connection with its primary business activities, whether such indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments.

   In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), to the extent the collateral securing the senior collateralized subordinated notes is not adequate, no payment may be made on the senior collateralized subordinated notes until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the senior collateralized subordinated notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the senior collateralized subordinated notes. If any distribution is nonetheless made to holders of the senior collateralized subordinated notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Since senior collateralized subordinated notes outstanding are junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, bankruptcy or liquidation, to the extent the collateral securing such debt is not adequate,

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holders of senior collateralized subordinated notes would be repaid only if funds remain after the repayment of our senior debt."

   In addition, the senior collateralized subordinated notes issued in this exchange offer are not guaranteed by any of our subsidiaries. Therefore, in the event there is insufficient collateral securing the senior collateralized subordinated notes in the event of insolvency, bankruptcy, liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to distributing any remaining assets to us as a shareholder of that subsidiary and prior to any payment by us to the holders of the subordinated debentures and the senior collateralized subordinated notes. To the extent the collateral securing the senior collateralized subordinated notes outstanding is not sufficient to repay these securities, the deficiency portion of the senior collateralized subordinated notes outstanding issued in this exchange offer will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries, and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding issued in the prior exchange offers, investment notes and any future subordinated debentures issued by us and other unsecured debt. The senior collateralized subordinated notes outstanding will rank senior to the Series A preferred stock.

   As of September 30, 2004, $378.9 million of secured debt and senior debt and subsidiary debt was outstanding, including $97.4 million of senior collateralized subordinated notes issued in the prior exchange offers. The provisions of the new indenture do not limit the amount of senior debt or subsidiary debt we can incur. As of September 30, 2004, $490.0 million of our outstanding debt ranked equally in right of payment to the investment notes outstanding.

   For a discussion of the lack of insurance or guarantees to support the repayment of the senior collateralized subordinated notes, see "Risk Factors -- Because our senior collateralized subordinated notes and Series A preferred stock are not insured against loss by the FDIC or any governmental agency, you could lose your entire investment."

   DEFAULT OF SENIOR DEBT. In the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any senior debt or in the event that any nonpayment event of default with respect to any senior debt which is not cured and which results in the senior debt becoming due and payable prior to the date on which it would otherwise have become due and payable or in the event that any other non-payment default where the holders of the senior debt have the right to declare the senior debt due and payable, then we may not make any payment, direct or indirect, on the senior collateralized subordinated notes unless and until (i) such event of default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled, or (ii) in case of any nonpayment event of default during the period, referred to as a payment blockage period, commencing on the date we and the trustee for the holders of the senior collateralized subordinated notes receive written notice of such event of default from a holder of the senior debt to which such default relates and ending on the earliest of (a) 179 days after such date, (b) the date, if any, on which such senior debt to which such default relates is discharged or such default is waived by the holders of such senior debt or otherwise cured and (c) the date on which the trustee receives written notice from the holder of such senior debt to which such default relates terminating the payment blockage period. No new payment blockage period may be commenced within 360 days after the receipt by the trustee of notice of any prior payment blockage notice period.

   SUBORDINATION OF LIENS. Our subsidiaries, may, from time to time, grant other liens on the cash flows originating from interest only strips in connection with other exchange offers or financings we may pursue, and such liens may be of equal or greater priority than the liens securing the senior collateralized subordinated notes if, and only if, after giving effect to any such additional indebtedness secured by the cash flow from the interest-only strips, the value of such cash flow is at least 150% of the total amount of debt secured on the date such liens are granted.


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   EVENTS OF DEFAULT. The new indenture provides that each of the following constitutes an event of default:

     o default for 30 days in the payment of interest when due on the senior collateralized subordinated notes issued in this exchange offer (whether or not prohibited by the subordination provisions of the new indenture);

     o default in payment of principal when due on the senior collateralized subordinated notes issued in this exchange offer (whether or not prohibited by the subordination provisions of the new indenture) and continuation of the default for 30 days;

     o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

     o our failure for 60 days after receipt of notice to comply with other agreements described in the new indenture or the senior collateralized subordinated note instruments;

     o  specific events of bankruptcy or insolvency with respect to us; and

     o the ratio of (i) the value of the collateral securing the senior collateralized subordinated notes to (ii) the aggregate principal balance owing on the senior collateralized subordinated notes outstanding and any priority lien obligations or other notes secured by the collateral falls below 1.0 to 1.0, as determined by us.

   If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding senior collateralized subordinated notes issued in this exchange offer may declare the unpaid principal of and any accrued interest on the senior collateralized subordinated notes issued in this exchange offer to be due and payable immediately. However, as long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

     o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration; or

     o  the date of acceleration of any senior debt.

   In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding senior collateralized subordinated notes will become due and payable without further action or notice. Holders of the senior collateralized subordinated notes may not enforce the new indenture or the senior collateralized subordinated notes except as provided in the new indenture. The trustee may withhold from holders of the senior collateralized subordinated notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

   The holders of a majority in aggregate principal amount of the senior collateralized subordinated notes issued in this exchange offer, then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the new indenture, except a continuing default or event of default in the payment of interest on or the principal of the senior collateralized subordinated notes issued in this exchange offer.

   We are required to deliver to the trustee annually a statement regarding compliance with the new indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

   AMENDMENT, SUPPLEMENT AND WAIVER. Except as provided in the new indenture governing the senior collateralized subordinated notes, we may amend or supplement the new indenture or the terms of the senior collateralized subordinated notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the senior collateralized subordinated notes issued in this exchange offer then outstanding. The holders of a majority in principal amount of the then outstanding senior collateralized subordinated notes issued in this exchange offer may waive any existing default or compliance with any provision of the new indenture or the senior collateralized subordinated notes issued in this exchange offer. Notwithstanding any waiver by a majority in principal amount of the then outstanding senior collateralized

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subordinated notes, an event of default may still exist under the old indentures governing the outstanding senior collateralized subordinated notes that are secured by the collateral.

   Without the consent of each holder of the senior collateralized subordinated notes affected, an amendment or waiver may not (with respect to any senior collateralized subordinated notes held by a nonconsenting holder of senior collateralized subordinated notes):

     o reduce the principal amount of any senior collateralized subordinated note;

     o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the senior collateralized subordinated note;

     o reduce the rate of or change the time for payment of interest, including default interest, on any senior collateralized subordinated note;

     o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the senior collateralized subordinated notes (except a rescission of acceleration of the senior collateralized subordinated notes by the holders of at least a majority in aggregate principal amount of the senior collateralized subordinated notes issued in this exchange offer and a waiver of the payment default that resulted from such acceleration);

     o make any senior collateralized subordinated note payable in money other than that stated in the senior collateralized subordinated notes;

     o make any change in the provisions of the new indenture relating to waivers of past defaults or the rights of holders of senior collateralized subordinated notes to receive payments of principal or interest on the senior collateralized subordinated notes;

     o make any change to the subordination provisions of the new indenture that adversely affects holders of senior collateralized subordinated notes;

     o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

     o  make any change in the foregoing amendment and waiver provisions.

   We and the trustee may amend the new indenture or the senior collateralized subordinated notes without the consent of any holder of the senior collateralized subordinated notes: to cure any ambiguity, defect or inconsistency; to comply with the provisions of the new indenture related to merger transactions; to provide for additional uncertificated senior collateralized subordinated notes or certificated senior collateralized notes; to make any change that does not adversely affect the legal rights hereunder of any holder of the senior collateralized subordinated notes, including but not limited to, an increase in the aggregate dollar amount of senior collateralized subordinated notes which may be outstanding under this Indenture; or to comply with any requirements of the SEC in connection with the qualification of the new indenture under the Trust Indenture Act.

   THE TRUSTEE. The new indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

   Subject to exceptions described in the new indenture, the holders of a majority in principal amount of the then outstanding senior collateralized subordinated notes issued in this exchange offer will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The new indenture provides that in case an event of default specified in the new indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the new indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense. The trustee may refuse to follow any direction that conflicts with law or the new indenture, that the trustee determines may be unduly prejudicial to the rights of other holders of senior collateralized subordinated notes issued in this exchange offer, or that may involve the trustee in personal liability.


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   REPORTS TO THE TRUSTEE. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period. The trustee is under no obligation to verify our calculations with respect to these amounts.

   FORM AND DENOMINATIONS/TRANSFERS. The senior collateralized subordinated notes issued in this exchange offer will be non-negotiable debt instruments and, subject to some exceptions, will be issued only in book-entry form. We will issue an initial transaction statement reflecting the ownership of each senior collateralized subordinated note to each holder upon our acceptance of the tender on the expiration date. The transaction statement is not a negotiable instrument, and holders of senior collateralized subordinated notes cannot transfer record ownership without our prior written consent. Each holder of a senior collateralized subordinated note will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the senior collateralized subordinated notes on our register only by written notice to us signed by the account holder or the account holder's duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of a senior collateralized subordinated note, we will provide the new holder of the security with a transaction statement which will evidence the transfer of the account on our records.

   NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS RELATED TO THE SENIOR COLLATERALIZED SUBORDINATED NOTES. None of our directors, officers, employees or stockholders will have any liability for any of our obligations under the senior collateralized subordinated notes, the new indentures or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the senior collateralized subordinated notes waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the senior collateralized subordinated notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

   SERVICE CHARGES RELATED TO THE SENIOR COLLATERALIZED SUBORDINATED NOTES. We reserve the right to assess service charges for changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

   INTEREST WITHHOLDING RELATED TO THE SENIOR COLLATERALIZED SUBORDINATED NOTES. With respect to those holders who do not provide us with a fully executed Form W-8 BEN or Form W-9, we will withhold 28% of any interest paid (or such higher rate as necessary to comply with the Internal Revenue Code). Otherwise, we will not withhold interest, except on senior collateralized subordinated notes issued in this exchange offer held by foreign business entities who do not provide us with a fully executed form W-8 ECI.

PREFERENCE PROVISIONS OF FEDERAL OR STATE INSOLVENCY LAWS

   If we or one of our subsidiaries were to file a petition, or become a debtor in an involuntary proceeding, under the United States Bankruptcy Code within 90 days after the consummation of this exchange offer, then the granting of liens on the assets of the entity that filed (or had filed against it) the bankruptcy petition (or on the assets of the entity, the assets and liabilities of which are consolidated with the bankruptcy estate of an affiliate) to secure the senior collateralized subordinated notes issued in this exchange offer could be challenged as a voidable preference under the Bankruptcy Code. Voiding of the liens would not necessarily void or result in the rescission of other parts of the exchange offer, which means that the exchanging noteholder would, in that instance, be holding an unsecured debt instrument in the principal amount of one half of the amount of the investment notes that the exchanging noteholder previously held, plus Series A preferred stock. In addition, if any of the exchanging noteholders were determined to be an "insider", as that term is defined in the Bankruptcy Code, on the date the exchange offer is consummated, then the applicable reach-back period in respect of which the filing of a bankruptcy petition could lead to the assertion of a preference claim in regard to the granting of liens would be one year rather than 90 days. An "insider" is defined under the Bankruptcy
Code to include, in the case of a corporation:


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     o  officers;

     o  directors;

     o relatives of officers, directors or general partners or persons in control of the corporation;

     o  persons in control of the corporation; and

     o an affiliate, or insider of an affiliate, as if the affiliate were the corporation.

   The liens that the bankrupt entity had granted could be voided if:

     o the liens were granted within the applicable reachback period to secure preexisting debt;

     o  the liens were granted to or for the benefit of a creditor;

     o  the bankrupt entity was insolvent at the time it granted the liens;

     o the liens would enable the exchanging noteholders to receive more in a liquidation of the bankrupt entity than they would have received in the absence of the transaction; and

     o  no defense applies.

   The Bankruptcy Code creates a rebuttable presumption that a bankrupt entity was insolvent during the 90 days preceding its bankruptcy filing. Applicable defenses include the exchange of "new value" for the granting of the liens. The Bankruptcy Code defines "new value" to include the extension of new credit, but it does not include an obligation substituted for an existing obligation. If a bankrupt entity's granting of liens were found to be a voidable preference, the liens that entity granted would be set aside and the obligations of that entity under the indenture governing the new notes would become unsecured obligations of that entity. Voiding of the liens the bankrupt entity granted would not affect the liens that any other entity had granted.

INTEREST ACCRUAL IN THE EVENT OF A BANKRUPTCY PROCEEDING INVOLVING US

   In the event of a bankruptcy proceeding involving us, interest on debts owed by us will continue to accrue subsequent to the date of the bankruptcy filing only to the extent that such debts are fully secured (i.e. if the value of collateral exceeds the allowed claims secured thereby). In addition, if there was a bankruptcy of the trust holding the interest-only strips, the cash flows from which collateralize the senior collateralized subordinated notes, the subsidiaries that granted liens on the cash flows from the trust to the holders of the senior collateralized subordinated notes, may no longer be entitled to receive such cash flows absent approval of the bankruptcy trustee until the bankruptcy matter is resolved.

FRAUDULENT CONVEYANCE CONSIDERATIONS

   The transfer of assets, the payment of dividends, the incurrence of indebtedness, and the grant of security interests by us and by our subsidiaries could be subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy case or in a lawsuit brought by or on behalf of our unpaid creditors or those of our subsidiaries. Under such fraudulent conveyance statutes, a transaction (i.e. the indebtedness incurred as well as liens granted, the dividends paid, and other transfers effected) may be challenged (up to one year after the transaction under Section 548 of the Bankruptcy Code and up to four years if the transaction is challenged under the Uniform Fraudulent Transfer Act), if it was effected for the purpose of delaying, hindering or defrauding creditors or if we or our subsidiaries received less than reasonably equivalent value at a time when we or they were, or as a result of which we or they became insolvent, inadequately capitalized, or expected to be unable to pay our or their debts when due. A court reaching such a conclusion could avoid any obligations incurred by us or by our subsidiaries (and any liens granted in connection therewith), or take other action detrimental to the holders of such securities. Moreover, the court could void and direct the return of any dividends paid by us on the Series A preferred stock.


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                      TERMS OF THE SERIES A PREFERRED STOCK

   The following summary of the terms and provisions of the Series A preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the certificate of incorporation, including the certificate of designation creating the Series A preferred stock, referred to as the certificate of designation in this document, each of which is available from us. The certificate of designation is attached to this document as Exhibit B. At November 15, 2004, there were 200,000,000 shares of Series A preferred stock authorized for issuance and 109,435,580 shares of Series A preferred stock issued and outstanding.

MATURITY

   The Series A preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

   The Series A preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) senior to all classes or series of our common stock, and to all equity securities ranking junior to the Series A preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and (ii) junior to the senior collateralized subordinated notes outstanding, including notes issued in this exchange offer, all outstanding subordinated debentures, including the investment notes, any other indebtedness or liabilities of ours or our subsidiaries and any other shares of our stock that may be issued in the future ranking senior to the Series A preferred stock.

DIVIDENDS

   Monthly dividend payments will be $0.008334 per share (equivalent to $.10 per share annually or 10.0% of the original liquidation value) of the Series A preferred stock, subject to compliance with applicable Delaware law. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the last day of each calendar month, which we refer to as the record date in this document. Dividend payments on the Series A preferred stock will be payable on the payment date to stockholders of record as of the end of each calendar month commencing after the initial closing with the first dividend payment to be declared for the month of January 2005 for shares issued on December 31, 2004, subject to compliance with applicable Delaware law. The payment date will be two weeks following the relevant record date, but may be extended by us to a date not later than 90 days after the end of each calendar month. The cumulative amount of any unpaid dividends shall be paid upon liquidation of the Series A preferred stock, or the appropriate adjustment, which takes into account unpaid dividends, will be made upon the redemption or conversion of the Series A preferred stock. As long as shares of the Series A preferred stock are outstanding, no dividends will be declared or paid on our common stock unless all monthly dividends accrued and unpaid on outstanding shares of the Series A preferred stock have been paid in full. All monthly dividends on the Series A preferred stock outstanding as of October 31, 2004 have been paid in full. Based upon losses anticipated for the quarter ended December 31, 2004, there can be no assurance we will be unable to continue to pay dividends on the Series A preferred stock outstanding. See "Risk Factors -- Since we do not have earnings from which to pay dividends on the Series A preferred stock, we intend to pay dividends from our capital surplus. As a result, our surplus account could be reduced below the amount of the original liquidation preference on the Series A preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock. If we do not consummate the exchange offer, we may not have sufficient surplus to continue to pay dividends on the Series A preferred stock."

   Dividends on the Series A preferred stock will be cumulative from the date of original issue.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus (which represents the excess of our net assets over paid-in-capital) or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in-capital represented by the issued and outstanding stock

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having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent. In addition, to the extent we pay dividends on the Series A preferred stock and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends. See "Terms of the Debentures -- Fraudulent Conveyance Considerations."

   No dividends on shares of Series A preferred stock will be paid or set apart for payment by us so long as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted by agreement or law, would be unlawful, or would cause us to become insolvent as contemplated by the Delaware law. See "Risk Factors -- Since we do not have earnings from which to pay dividends on the Series A preferred stock, we intend to pay dividends from our capital surplus. As a result, our surplus account could be reduced below the amount of the original liquidation preference on the Series A preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock. If we do not consummate the exchange offer, we may not have sufficient surplus to continue to pay dividends on the Series A preferred stock."

   Notwithstanding the foregoing, dividends on the Series A preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends on the shares of Series A preferred stock shall be payable only to the extent permitted by Delaware law. Accrued but unpaid dividends on the Series A preferred stock will not bear interest and holders of the shares of Series A preferred stock will not be entitled to any distributions in excess of full accrued distributions described above.

   Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of ours or any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A preferred stock (other than a dividend in shares of our common stock or in shares of any other class of stock ranking junior to the Series A preferred stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for such payment on the Series A preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock, all monthly dividends payable upon the Series A preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock will be paid pro rata so that the amount of dividends paid per share of Series A preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A preferred stock and such other series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

   Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A preferred stock have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series A preferred stock as to dividends and upon liquidation) will be declared or paid or set aside for payment nor will any other distribution be declared or made upon the common stock or any other capital stock of ours, ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation, nor will any shares of common stock, or any other shares of capital stock of ours ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by us. Holders of shares of the Series A preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A preferred stock as provided above. Any dividend payment made on shares of the Series A preferred stock

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will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

   Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference equal to the original liquidation amount per share (subject to adjustment upon the occurrence of a stock split, combination, reclassification or other similar event of the Series A preferred stock) plus an amount per share equal to all dividends accumulated through the most recent record date but unpaid as of the liquidation date, without interest, referred to as the liquidation preference in this document, before any distribution of assets is made to holders of shares of common stock or any other class or series of capital stock of ours that ranks junior to the Series A preferred stock as to liquidation rights. Holders of Series A preferred stock will be entitled to written notice of any event triggering the right to receive such liquidation preference. After payment of the full amount of the liquidation preference, the holders of Series A preferred stock will have no right or claim to any of our remaining assets. If upon our liquidation, dissolution or winding up, our assets available for distribution to our stockholders shall be insufficient to pay the holders of shares of Series A preferred stock the full amount of the liquidation preference, then such holders shall share ratably in any distribution of assets in proportion to the respective amounts which would be payable on the shares held by them if all amounts payable with respect to such shares were paid in full.

REDEMPTION

   The Series A preferred stock is not redeemable prior to the second anniversary of the issue date. On and after the second anniversary of the issue date, we, at our option, upon not less than 30 days' prior written notice, may redeem shares of the Series A preferred stock, in whole or in part, at any time or from time to time, for cash, at a redemption price equal to the liquidation preference determined as of the redemption date.

PROCEDURES FOR REDEMPTION

   Holders of shares of Series A preferred stock to be redeemed will surrender such shares of Series A preferred stock at the place designated in the redemption notice and will be entitled to the redemption price following such surrender. If notice of redemption of any shares of Series A preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series A preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A preferred stock, such shares of Series A preferred stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding shares of Series A preferred stock are to be redeemed, the shares of Series A preferred stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us. Our ability to redeem the shares of Series A preferred stock is subject to the limitations on distributions in Delaware law.

   Unless full cumulative dividends on all shares of Series A preferred stock will have been or contemporaneously are paid or a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A preferred stock will be redeemed unless all outstanding shares of Series A preferred stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series A preferred stock (except by exchange for our capital stock ranking junior to the shares of Series A preferred stock as to dividends and upon liquidation).

   Notice of redemption shall be delivered to each holder of Series A preferred stock, postage prepaid, not less than 30 days prior to the redemption date, addressed to the respective holders of record of the shares of Series A preferred stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity

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of the proceedings for the redemption of any shares of Series A preferred stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A preferred stock to be redeemed; (iv) the place or places where shares of the Series A preferred stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the shares of Series A preferred stock held by any holder is to be redeemed, the notice mailed to such holder will also specify the number of shares of Series A preferred stock held by such holder to be redeemed.

   Immediately prior to any redemption of shares of Series A preferred stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a record date and prior to the corresponding payment date, in which case each holder of shares of Series A preferred stock at the close of business on such record date will be entitled to the dividend payable on such shares on the corresponding payment date notwithstanding the redemption of such shares before such payment date.

VOTING RIGHTS

   Holders of the shares of Series A preferred stock will not have any voting rights, except as set forth in our certificate of incorporation or from time to time as required by law.

CONVERSION

   On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if dividends are not paid in full on the Series A preferred stock outstanding on such date), each share of the Series A preferred stock is convertible at the option of the holder into a number of shares of our common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A preferred stock has become convertible due to failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market price of a share of our common stock (which figure shall not be less than $5.00 per share regardless of the actual market price, such $5.00 minimum figure to be subject to adjustments for stock splits, including reverse stock splits) on the conversion date.

TRANSFER AND DIVIDEND PAYING AGENT

   American Stock Transfer & Trust Company will act as the transfer and dividend payment agent in respect of the shares of the Series A preferred stock.

   DIVIDEND WITHHOLDING RELATED TO THE SERIES A PREFERRED STOCK. With respect to those holders who do not provide us with a fully executed Form W-8 BEN or Form W-9, we will withhold 28% of any dividends paid (or such higher rate as necessary to comply with the Internal Revenue Code). Otherwise, we will not withhold dividends, except on Series A preferred stock held by foreign business entities who do not provide us with a fully executed Form W-8 ECI.


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           BENEFICIAL OWNERSHIP OF INVESTMENT NOTES BY DIRECTORS AND
                               EXECUTIVE OFFICERS


   Our directors and executive officers do not beneficially own investment notes eligible for the exchange in this exchange offer. Mr. and Mrs. Santilli and Mr. Miller participated in the first exchange offer and exchanged all of their respective investment notes issued prior to April 1, 2003 totaling $78,502 in aggregate principal amount.

                  RECENT TRANSACTIONS IN THE INVESTMENT NOTES

   There have been no transactions involving the investment notes eligible for the exchange in this exchange offer that have occurred during the sixty day period immediately preceding the date of this offer to exchange by us, our directors, our executive officers or any affiliate or subsidiary of us.

                          DESCRIPTION OF CAPITAL STOCK

   The following description is only a summary of certain terms and provisions of our capital stock. You should refer to our certificate of incorporation and bylaws for the complete provisions thereof.

GENERAL

   The total number of shares of capital stock of all classes that we are authorized to issue is 412,000,000. Currently, the certificate of incorporation authorizes the issuance of 209,000,000 shares of common stock, par value $.001 per share, and 203,000,000 shares of preferred stock, par value $.001 per share. As of November 15, 2004, 3,598,342 shares of common stock and 109,435,580 shares of the Series A preferred stock were issued and outstanding. The common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI."

COMMON STOCK

   As of November 1, 2004, there were 3,598,342 shares of common stock issued and outstanding. Of such amount, 2,184,358 shares (including options to purchase 397,884 shares of common stock exercisable within 60 days of November 1, 2004) are beneficially owned by our directors and executive officers. The issued and outstanding shares of common stock have been, and the shares of common stock into which the shares of Series A preferred stock are convertible will be, duly authorized, validly issued, fully paid and non-assessable.

   DISTRIBUTIONS. Subject to the preferential rights of any shares of preferred stock to be outstanding or subsequently classified and to the provisions of our certificate of incorporation regarding restrictions on transfer and ownership of shares of common stock, as a holder of our common stock, you will be entitled to receive distributions, if, as and when declared by our board of directors, out of our assets that we may legally use for distributions to stockholders and to share ratably in our assets that we may legally distribute to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities, subject to the preferential rights granted to holders of the Series A preferred stock or other series of preferred stock. We currently do not pay regular quarterly dividends on our common stock.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in-capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent. In addition, to the extent we pay dividends on the Series A preferred stock and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends. See "Terms of the Debentures -- Fraudulent Conveyance Considerations."


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   RELATIONSHIP TO PREFERRED STOCK AND OTHER SHARES OF COMMON STOCK. Your
rights as a holder of shares of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that we have issued and that we may issue in the future. Our Board of Directors may cause preferred stock to be issued to obtain additional capital, in connection with acquisitions, to our officers, directors and employees pursuant to benefit plans or otherwise and for other corporate purposes.

   As a holder of our common stock, you will have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the provisions of our certificate of incorporation regarding restrictions on ownership and transfer, all shares of common stock have equal distribution, liquidation, voting and other rights.

   VOTING RIGHTS. Subject to the provisions of our certificate of incorporation regarding restrictions on transfer and ownership of shares of common stock, as a holder of common stock, you will have one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of shares of capital stock, the holders of common stock will possess the exclusive voting power.

   There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock, if any, will not be able to elect any directors, except as otherwise provided for any series of our preferred stock.

   TRANSFER AGENT. The registrar and transfer agent for shares of our common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

   Pursuant to our certificate of incorporation the Board of Directors has the authority to issue up to 203,000,000 shares of preferred stock in one or more series with such designations, rights, preferences and voting rights as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of us. The Board of Directors has designated 320,000,000 shares of preferred stock as Series A preferred stock for purposes of effecting the prior exchange offers. As of November 15, 2004, there were 109,435,580 shares of the Series A preferred stock issued and outstanding. See "Terms of the Series A Preferred Stock" for a description of the rights and preferences of the Series A preferred stock.

   Under applicable Delaware law, unless otherwise provided in the certificate of designation related to the Series A preferred stock, the number of shares of stock of any such series to which the certificate of designation applies may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by a certificate likewise executed, acknowledged and filed setting forth a statement that a specified increase or decrease therein has been authorized and directed by a resolution or resolution likewise adopted by the board of directors, without approval of holders of the Series A preferred stock. In the event we elect to decrease the number of shares of Series A preferred stock, if 80,000,000 or less of such shares are not issued in connection with this exchange offer pursuant to the process outstanding, such shares would be designated as blank check preferred stock and would be available for issuance by us in the future.


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
           CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF
                            INCORPORATION AND BYLAWS


   The following paragraphs summarize certain provisions of Delaware law and our certificate of incorporation and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and the certificate of incorporation and bylaws. You should read these documents carefully to fully understand the terms of Delaware law, our certificate of incorporation and our bylaws.

   Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Under Delaware law, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     o for any transaction from which the director derived an improper personal benefit.

   This provision limiting the liability of directors may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors.

   Our bylaws provide that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws also provide that special meetings of the stockholders can be called only by the board of directors, chairman of the board or holders of 50% of the outstanding voting stock. Our bylaws require written notice to be delivered to our secretary by stockholders:

     o in the event of nominations of persons for election to the board of directors by any stockholder;

     o with respect to an election to be held at the annual meeting of stockholders, no later than the latest date upon which stockholder proposals must be submitted to us for inclusion in our proxy statement; and

     o with respect to an election to be held at a special meeting of stockholders for the election of directors, no later than the close of business on the thirtieth (30th) day prior to our printing of the proxy materials.

   Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in our bylaws. Our bylaws also provide for certain procedures to be followed by stockholders in nominating persons for election to our board of directors.

   Our certificate of incorporation provides that the board of directors consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest.


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   Our certificate of incorporation provides that the number of directors will be no greater than 15 and no less than 1.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in-capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent. See "Risk Factors -- Since we do not have earnings from which to pay dividends on the Series A preferred stock, we intend to pay dividends from our capital surplus. As a result, our surplus account could be reduced below the amount of the original liquidation preference on the Series A preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock. If we do not consummate the exchange offer, we may not have sufficient surplus to continue to pay dividends on the Series A preferred stock."


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
             FEDERAL INCOME TAX CONSEQUENCES OF THIS EXCHANGE OFFER


   The following is a general summary of certain United States federal income tax consequences of the exchange offer and the ownership and disposition of the senior collateralized subordinated notes and/or Series A preferred stock. Unless otherwise stated, this summary deals only with investment notes, senior collateralized subordinated notes and Series A preferred stock held as capital assets by U.S. holders. As used in this summary, U.S. holders are any beneficial owners of the investment notes that are, for United States federal income tax purposes:

     (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

   This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss the investment notes, senior collateralized subordinated notes, or Series A preferred stock held as part of a hedge, straddle, "synthetic security" or other integrated transaction. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable.

   This summary applies only to an initial investor that purchased investment notes at their "issue price" of $1.00 per $1.00 of stated principal. Holders that acquired investment notes at a price other than their issue price, whether upon the original issuance of the notes or otherwise, should contact their tax advisors regarding the manner in which any difference between the issue price and the holder's tax basis will be taken into account in determining the holder's federal income tax liability. Also, subsequent purchasers who acquire the senior collateralized subordinated notes and/or Series A preferred stock should consult their tax advisors regarding the particular tax impact on them of acquiring, holding or disposing of any senior collateralized subordinated notes and/or Series A preferred stock.

   This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the conclusions described in this prospectus, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of exchanging investment notes for senior collateralized subordinated notes and/or Series A preferred stock or owning or disposing of senior collateralized subordinated notes and/or Series A preferred stock.

   EACH PERSON CONSIDERING TENDERING INVESTMENT NOTES FOR SENIOR COLLATERALIZED SUBORDINATED NOTES AND/OR SERIES A PREFERRED STOCK SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE EXCHANGE OF INVESTMENT NOTES FOR SENIOR COLLATERALIZED SUBORDINATED NOTES AND/ OR SERIES A PREFERRED STOCK AND THE OWNERSHIP AND DISPOSITION OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES AND/OR SERIES A PREFERRED STOCK TO SUCH PERSON.

   EXCHANGE OFFER. The federal income tax treatment of the exchange offer will depend, in part, on whether a holder's investment notes exchanged pursuant to the exchange offer and any senior collateralized subordinated notes received constitute "securities" for federal income tax purposes. The term security is not defined in the Internal Revenue Code or in the Treasury Regulations and has not been clearly defined by administrative or judicial decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a security, one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, the

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longer the term of an instrument, the greater the likelihood that it will be considered a security. A debt instrument having an original term of ten years or more generally will be classified as a security for federal income tax purposes, while an instrument having an original term of fewer than five years generally will not. Debt instruments having a term of at least five years but less than ten years are often treated as securities, but may not be depending on all the relevant factors. Given the uncertainty of the definition of security, it is possible that the Internal Revenue Service could take the position that an investment note does not constitute a security. Therefore, there is uncertainty as to whether the exchange offer will be a tax-free recapitalization.

   TAX TREATMENT IF EXCHANGE OFFER IS A TAX-FREE RECAPITALIZATION. Assuming your investment note and the senior collateralized subordinated note to be received each constitute a security for federal income tax purposes, the exchange offer should qualify as a tax-free recapitalization and you should not recognize gain or loss on the exchange of investment notes for senior collateralized subordinated notes and/or Series A preferred stock, subject to the discussion below concerning attributing all or part of the consideration received in the exchange offer to accrued but unpaid interest. Your aggregate basis in the senior collateralized subordinated notes and/or Series A preferred stock received, exclusive of senior collateralized subordinated notes and/or Series A preferred stock received for accrued interest, if any, will equal your aggregate basis in the investment notes. Such basis should be allocated among the senior collateralized subordinated notes and the Series A preferred stock received in accordance with their relative fair market values. You will have a holding period for the senior collateralized subordinated notes and Series A preferred stock that includes the period of time during which you held the investment notes, provided you held the investment notes as a capital asset.

   The basis in any senior collateralized subordinated notes and/or Series A preferred stock received for accrued interest, if any, will equal the fair market value of the new senior collateralized subordinated notes and/or Series A preferred stock received for such interest and the holding period will begin on the day following the exchange.

   TAX TREATMENT IF EXCHANGE OFFER IS NOT A TAX FREE RECAPITALIZATION. If your investment note or any senior collateralized subordinated notes received does not constitute a security for federal income tax purposes, then the exchange of such investment notes for senior collateralized subordinated notes and/or Series A preferred stock will represent a taxable event. In this event, you will recognize gain or loss equal to the difference between the fair market value of the senior collateralized subordinated notes and/or shares of the Series A preferred stock received and your adjusted tax basis in the investment notes surrendered in the exchange. Holders that purchased investment notes at original issuance for an amount equal to their issue price will generally have a basis in the investment notes equal to such issue price.

   Thus, assuming your investment note was purchased at its original issuance for the issue price, except as otherwise discussed below with respect to accrued but unpaid interest, unless the fair market value of the senior collateralized subordinated note and/or Series A preferred stock to be issued pursuant to the exchange offer exceeds the issue price of the investment notes, the exchange of investment notes for senior collateralized subordinated notes and/or Series A preferred stock should not result in a current tax payable even if your investment note or senior collateralized subordinated notes do not constitute a security.

   Gain or loss, if any, recognized on the exchange of investment notes for senior collateralized subordinated notes and/or Series A preferred stock generally will be capital gain or loss, and will be long-term capital gain or loss, if, at the time of the exchange, the holder has held the note for more than one year. A holder would have a basis in the senior collateralized subordinated notes and Series A preferred stock equal to their respective fair market values on the date of exchange, and the holding period for the senior collateralized subordinated notes and Series A preferred stock would begin on the day following such date.

   TAX TREATMENT COMMON TO TAX-FREE RECAPITALIZATION OR TAXABLE EXCHANGE. It is unclear whether any of the consideration received in the exchange offer should be allocated to accrued but unpaid interest on the investment notes. The company intends to take the position that no amount of the consideration paid to the holders in the exchange is attributable to accrued but unpaid interest with respect to the investment notes. It is possible that the IRS may attempt to recharacterize a portion of the consideration received by holders as having been exchanged for all or a portion of the accrued but unpaid interest with respect to their investment notes. In that event, no assurance can be given that the IRS would not be successful in making such an

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assertion. The non-recognition of gain or loss provisions relating to tax-free recapitalizations would not be applicable to the amount of any consideration received that is allocable to accrued but unpaid interest. As a result, you would recognize ordinary income attributable to any consideration received as payment for accrued interest on the investment notes that was not previously included in your income. If you have already included the accrued interest in income, you will not recognize any additional income as a result of the consideration received as payment for the accrued interest on the investment notes. Holders with accrued but unpaid interest on their investment notes should consult their own tax advisors as to the likely tax impact of the exchange on them.

   PAYMENT OF INTEREST ON SENIOR COLLATERALIZED SUBORDINATED NOTES. Unless a holder elects to have interest payable only at maturity, interest paid on the senior collateralized subordinated notes will be taxable to a U.S. holder as ordinary income, as received or accrued, in accordance with the holder's federal income tax method of accounting for federal income tax purposes.

   In the event a holder elects to have interest on their senior collateralized subordinated notes paid only at maturity, the holder of a senior collateralized subordinated note will be required to recognize imputed interest as ordinary income on a constant interest method to the extent that a senior collateralized subordinated note is treated as issued with OID. In general, a debt instrument is treated as having original issue discount, referred to as OID in this document, to the extent its "stated redemption price at maturity" exceeds its "issue price" (other than by a de minimis amount).

   The "issue price" of a new senior collateralized subordinated note will depend upon whether the senior collateralized subordinated notes are traded on an "established securities market" during the sixty day period ending thirty days after the consummation of the exchange offer. Pursuant to applicable Treasury Regulations, an "established securities market" includes, among other things, (i) a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or (ii) that price quotations for such notes are readily available from dealers, brokers or traders. If the senior collateralized subordinated notes are traded on an established securities market the "issue price" of the senior collateralized subordinated notes will be their fair market value on the exchange date. If the senior collateralized subordinated notes are not traded on an established securities market but a significant portion of the investment notes exchanged for senior collateralized subordinated notes were so traded, the issue price would be the fair market value of the investment notes. Otherwise, the issue price of the senior collateralized subordinated notes will be their principal amount.

   We do not intend that the senior collateralized subordinated notes will be traded on an established securities market. Accordingly, the issue price of the senior collateralized subordinated notes will be their principal amount. There is no assurance, however, that this will not change or that the IRS would not take a contrary position. Holders of investment notes are urged to consult their tax advisors as to whether the senior collateralized subordinated notes are traded on an established securities market.

   The "stated redemption price at maturity" of a debt instrument is the sum of all payments to be made on the debt instrument, except for payments of stated interest that is unconditionally payable at least annually in cash or other property, referred to in this document as qualified stated interest or QSI.
The new senior collateralized subordinated notes provide for QSI only if holders do NOT elect to have interest paid at maturity. Therefore, senior collateralized subordinated notes will have OID if holders elect to have interest paid at maturity. The stated redemption price at maturity for those senior collateralized subordinated notes to be issued in this exchange offer will be the sum of all of the interest payments, plus the principal payment.

   To the extent the senior collateralized subordinated notes are treated as issued with OID (other than by a de minimis amount), each holder generally will be required to accrue OID in respect of such notes received, and include such amounts in gross income as ordinary income, over the term of such notes based on the constant interest method based upon such senior collateralized subordinated notes yield to maturity. With respect to any such senior collateralized subordinated note, any OID will be required to be included in income during the period starting on the date of the exchange offer and ending on the maturity date. Accordingly, a holder generally would be required to include amounts in gross income in advance of the payment of cash in respect of such income. A holder's tax basis in such a senior collateralized subordinated

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note would be increased by the amount of any OID included in income and reduced by any cash payments (other than payments of QSI) made with respect to such notes.

   PAYMENT OF DIVIDENDS ON SERIES A PREFERRED STOCK. Distributions with respect to the Series A preferred stock (or common stock following a conversion of Series A preferred stock to common stock) will be taxable to a U.S. holder as dividend income to the extent of our current or accumulated earnings and profits. Such dividends should qualify for the reduced 15% tax rate applicable to dividends paid to non-corporate shareholders for 2003-2008 assuming the holding period and other requirements are satisfied. Distributions with respect to the Series A preferred stock in excess of current or accumulated earnings and profits will reduce your basis. Any remaining excess distribution will be treated as capital gains. Holders that are United States corporations may be able to claim a deduction equal to a portion of any dividends received.

   The tax treatment of dividends with respect to the Series A preferred stock that accrue but are not paid is not free from doubt. Under certain circumstances, a U.S. holder of preferred stock is required to take accrued dividends into account as constructive distributions at the time they accrue, rather than at the time they are paid. We intend to take the position that any accrued dividends on the Series A preferred stock need not be treated as received by the U.S. holder until such accrued dividends are actually paid to such U.S. holder, and we will report to the Internal Revenue Service on that basis.

   Under section 302 of the Internal Revenue Code, special rules may recharacterize as a dividend the proceeds of a redemption of preferred stock or common stock if the redemption is treated as economically equivalent to a dividend. Such a recharacterization is most likely to result where a U.S. holder has significant percentage ownership in us (taking into account certain ownership attribution rules) and the redemption does not result in a meaningful reduction in such percentage interest. U.S. holders should consult their own advisors regarding the possible application of section 302 to them.

   SALE, EXCHANGE OR REDEMPTION OF SENIOR COLLATERALIZED SUBORDINATED NOTES AND/OR SERIES A PREFERRED STOCK. Generally, the sale, exchange or redemption of senior collateralized subordinated notes and/or Series A preferred stock will result in taxable gain or loss to a U.S. holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest or dividends, which will be taxable as interest income or dividend income to the extent not previously taken into account by the U.S. holder) and (b) the U.S. holder's adjusted tax basis in the senior collateralized subordinated note and/or Series A preferred stock (or common stock following a conversion of Series A preferred stock into common stock), exchanged or redeemed.

   Gain or loss recognized on the disposition of senior collateralized subordinated notes and/or Series A preferred stock generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder's holding period for the note is more than one year. A reduced tax rate on capital gains will apply to an individual U.S. holder if such holder's holding period for the senior collateralized subordinated note and/or Series A preferred stock is more than one year at the time of disposition. The deductibility of losses may be limited.

   The portion of the amount realized attributable to accrued interest or accrued dividends on the senior collateralized subordinated notes or Series A preferred stock, respectively, will not be taken into account in computing capital gain or loss. Instead, that portion of the amount realized will be recognized as ordinary interest or dividend income to the extent not therefore included in income.

   CONVERSION OF SERIES A PREFERRED STOCK. A U.S. holder of Series A preferred stock will generally not recognize gain or loss upon the conversion of their Series A preferred stock (other than in respect of any fractional shares, if any,) if the U.S. holder receives no cash upon conversion (other than in respect of any fractional shares, if any). A holder's basis in common stock received on conversion will equal your basis in the Series A preferred stock and the holder's holding period in the common stock would include the period during which the Series A preferred stock was held. The portion of the amount realized attributable to accrued dividends on Series A preferred stock will not be taken into account in computing capital gain or

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loss. Instead, that portion of the amount realized will be recognized as ordinary dividend income to the extent not previously included in income.

   The receipt of cash or common stock in respect of accrued but unpaid dividends that have been declared would be treated as a distribution as described above. Similarly, although not free from doubt, the receipt of common stock in respect to accrued but unpaid dividends that have not been declared may also be treated as a distribution.

   BACKUP WITHHOLDING AND INFORMATION REPORTING. Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the senior collateralized subordinated notes and/or Series A preferred stock may be subject to information reporting and U.S. federal backup withholding tax at a rate of 28% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

   EACH PERSON CONSIDERING TENDERING INVESTMENT NOTES FOR SENIOR COLLATERALIZED SUBORDINATED NOTES AND/OR SERIES A PREFERRED STOCK SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE EXCHANGE OF INVESTMENT NOTES FOR SENIOR COLLATERALIZED SUBORDINATED NOTES AND/ OR SERIES A PREFERRED STOCK AND THE OWNERSHIP AND DISPOSITION OF THE SENIOR COLLATERALIZED SUBORDINATED NOTES AND/OR SERIES A PREFERRED STOCK TO SUCH PERSON.


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
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


   The following financial review and analysis of the financial condition and results of operations for the three months ended September 30, 2004 and 2003 and the fiscal years ended June 30, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document.

OVERVIEW

   GENERAL. We are a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned us to increase our operations in the western portion of the United States, especially California. Through our principal direct and indirect subsidiaries, we originate, sell and service home mortgage loans. We also process and purchase home mortgage loans through our Bank Alliance Services program. See "Business -- Lending Activities -- Home Mortgage Loans" for a description of this program and the amount of loans we purchased under this program. Additionally, we service business purpose loans, which we had originated and sold in prior periods. To a very limited extent, we also originate business purpose loans. To the extent we obtain a credit facility to fund business purpose loans, we may originate and sell business purpose loans in future periods.

   In addition, we offer subordinated debentures to the public, the proceeds of which are used for repayment of existing debt, loan originations, our operations (including repurchases of delinquent assets from securitization trusts and funding our loan overcollateralization requirements under our credit facilities), investments in systems and technology and for general corporate purposes.

   Prior to our third quarter of fiscal 2004, our loans primarily consisted of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. Our business strategy adjustments include increasing loan originations by offering adjustable rate loans and purchase money mortgage loans. During the quarter ended September 30, 2004, 63.5% of loans we originated were adjustable rate and 36.5% were fixed rate. During the quarter ended September 30, 2004, 37.5% of the loans we originated were purchase money mortgage loans. During the quarter ended September 30, 2004, 91.0% of the loans we originated were secured by first mortgages and 9.0% were secured by second mortgages. See "Business" for further detail regarding the characteristics of the loans we originated during the first quarter of fiscal 2005.

   Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. This type of borrower is commonly referred to as a subprime borrower. Loans made to subprime borrowers are frequently referred to as subprime loans.

   We originate loans through a combination of channels including a national processing center located at our centralized operating office in Philadelphia, Pennsylvania and a network of mortgage brokers. Our loan servicing and collection activities are performed at our Philadelphia office.

   Our loan origination volumes, and accordingly our financial results, are affected by the economic environment, including interest rates, consumer spending and debt levels, real estate values and employment rates. Additionally, our loan originations are affected by competitive conditions and regulatory influences.

   Our principal revenues are derived from gains on the sale of loans in either whole loan sales or securitizations, interest accretion on our interest-only strips, interest income earned on loans while they are carried on our balance sheet and income from servicing loans.

   Our principal expenses include interest expense incurred on our subordinated debentures and senior collateralized subordinated notes, interest expense incurred to fund loans while they are carried on our balance sheet, the provision for credit losses recognized on loans carried on our balance sheet and loans repurchased from securitization trusts, employee related costs, marketing costs, costs to service and collect loans and other administrative expenses.


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   Our critical success factors include our ability to originate loans, our ability to sell loans in whole loan sales or into securitizations, our ability to maintain credit and warehouse facilities to fund loan originations, and our ability to raise capital through the sale of subordinated debentures.

   OUR RECENT FINANCIAL DIFFICULTIES AND LIQUIDITY CONCERNS. Several events and issues, which occurred beginning in the fourth quarter of fiscal 2003, have negatively impacted our short-term liquidity and contributed to our losses for fiscal 2003, fiscal 2004 and the first quarter of fiscal 2005. These events included our inability to complete publicly underwritten securitizations since the fourth quarter of fiscal 2003 (we completed a privately-placed securitization in the second quarter of fiscal 2004), our inability to draw down upon and the expiration of several of our credit facilities during the first six months of fiscal 2004, and our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004.

   Our inability to complete a publicly underwritten securitization during the fourth quarter of fiscal 2003 was the result of our investment bankers' decision in late June 2003 not to underwrite the contemplated June 2003 securitization transaction. Management believes that a number of factors contributed to this decision, including a highly publicized lawsuit finding liability of an underwriter in connection with the securitizations of loans for another unaffiliated subprime leader, an inquiry by the Civil Division of the U.S. Attorney's Office in Philadelphia regarding our forbearance practices, an anonymous letter regarding us received by our investment bankers, the SEC's enforcement action against another unaffiliated subprime lender related to its loan restructuring practices and related disclosure, a federal regulatory agency investigation of practices by another subprime servicer and our investment bankers' prior experience with securitizations transactions with non-affiliated originators.

   We were unable to complete a publicly underwritten securitization during fiscal 2004 and the quarter ended September 30, 2004 due to our diminished capacity to originate loans during the first nine months of fiscal 2004, our commitment to whole loan sales under our adjusted business strategy, our financial condition and liquidity issues, and an absence of market demand for our securitizations. We completed a privately-placed securitization during the second quarter of fiscal 2004.

   As a result of these liquidity issues our loan origination volume during fiscal 2004 was substantially reduced. From July 1, 2003 through June 30, 2004, we originated $982.7 million of loans, as compared to originations of $1.67 billion of loans for the same period in fiscal 2003. During the quarter ended September 30, 2004, we originated $629.7 million of loans, including originations of $198.0 million in July 2004, $197.4 million in August 2004 and $234.3 million in September 2004, as compared to $124.1 million of loans originated during the quarter ended September 30, 2003.

   We anticipate that depending upon the size of our future quarterly securitizations, if any, we will need to increase our loan originations to approximately $400.0 million to $500.0 million per month to return to profitable operations. If we are unable to complete quarterly securitizations, we will need to increase our loan originations to approximately $500.0 million to $600.0 million per month to return to profitability. Our ability to achieve the levels of loan originations necessary to achieve profitable operations could be hampered by our failure to continue to successfully implement our adjusted business strategy, funding limitations under existing credit facilities and our ability to obtain new credit facilities and renew existing facilities. Our plan is to increase loan originations through the continued application of our business strategy adjustments, particularly as related to building our expanded broker channel and offering adjustable rate mortgages, purchase money mortgages and more competitively priced fixed rate mortgages. See "Business -- Business Strategy" for a discussion of our plans to achieve this level of originations. For a detailed discussion of our losses, capital resources and commitments, see "-- Liquidity and Capital Resources."

   On November 5, 2004, we entered into a definitive agreement dated as of November 4, 2004 regarding a one-year $100.0 million credit facility to replace our $200.0 million facility (reduced to $60.0 million) that expires on December 3, 2004.

   On November 15, 2004, we entered into a definitive agreement regarding a $23.0 million interim residual repurchase facility.


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   On October 27, 2004, we entered into a commitment letter dated October 26,
2004 and are negotiating the terms of a definitive agreement with the warehouse lender on our $23.0 million interim residual repurchase facility for a three-year $30.0 million mortgage loan warehouse facility.

   On November 1, 2004, we received a commitment letter from two warehouse lenders, including an affiliate of the lender on our $250.0 million credit facility, for a two-year $150.0 million mortgage loan warehouse facility. The commitment letter becomes effective and legally obligates the parties upon our payment of fees which have not been paid to date.

   We cannot assure you that we will succeed in entering into definitive agreements regarding these facilities or that these agreements will contain the terms and conditions acceptable to us. See "-- Liquidity and Capital Resources -- Credit Facilities" for information regarding the terms of these facilities.

   On September 30, 2004, we had unrestricted cash of approximately $19.7 million and up to $70.1 million available under our warehouse credit facilities. We can only use advances under these credit facilities to fund loan originations and not for any other purposes. The combination of our current cash position and expected sources of operating cash may not be sufficient to cover our operating cash requirements. Our cash position will also be negatively impacted by the payment of fees to our lenders in connection with entering into the new credit facilities described above and our limited ability to sell subordinated debentures in the second quarter of fiscal 2005.

   For the next six to twelve months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures may be used to fund overcollateralization requirements, as defined below, in connection with our loan originations, payment of dividends on the Series A preferred stock and to fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. See "-- Liquidity and Capital Resources" for a discussion of advance rates under the terms of our credit facilities. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash. We can provide no assurances that we will be able to continue issuing subordinated debentures.

   See "-- Liquidity and Capital Resources -- Remedial Steps Taken to Address Liquidity Issues" for a discussion of the specific actions we undertook to address liquidity concerns.

   RECENT OPERATING LOSSES AND SALE OF ASSETS. We incurred net losses attributable to common stock of $28.7 million for the quarter ended
September 30, 2004 and $115.1 million and $29.9 million for the fiscal years ended June 30, 2004 and 2003, respectively. The losses include dividends on Series A preferred stock issued in connection with the exchange offers of $3.5 million during the quarter ended September 30, 2004 and $3.7 million during the fiscal year ended June 30, 2004. In fiscal 2005, we anticipate that dividends on Series A preferred stock will exceed $14.0 million, which does not give effect to the dividends on Series A preferred stock to be issued in this exchange offer. See "-- Results of Operations -- Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003 -- Expenses -- Interest Expense" and "-- Results of Operations -- Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 -- Expenses -- Interest Expense" for a discussion of our financing costs including the impact of the exchange offers on interest expense and dividends on Series A preferred stock. In addition, depending on our ability to reach a profitable level of loan originations, complete a securitization and recognize gains, we anticipate incurring losses at least through the second quarter of fiscal 2005.

   For the first quarter of fiscal 2005, we recorded a net loss attributable to common stock of $28.7 million. The loss for the first quarter of fiscal 2005 primarily resulted from our inability to reach the loan origination levels required under our adjusted business strategy to return to profitability, which substantially reduced our ability to generate revenues, and our inability to complete a securitization during the first quarter of fiscal
2005. Additionally, operating expenses increased in the first quarter of fiscal 2005 as we began to add loan processing and marketing support staff to support the future loan origination levels we expect to achieve under our adjusted business strategy.


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   During the first quarter of fiscal 2005, we recorded a pre-tax write up of
$18.6 million on our interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up of interest-only strips resulted from a reduction to our assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once we move beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed. See "-- Application of Critical Accounting Estimates -- Interest-Only Strips" for a discussion of how valuation adjustments are recorded.

   The loss for fiscal 2004 primarily resulted from liquidity issues we had experienced since the fourth quarter of fiscal 2003, including the absence of credit facilities until the second quarter of fiscal 2004, which substantially reduced our loan origination volume and our ability to generate revenues, our inability to complete a publicly underwritten securitization during fiscal 2004, our shift in business strategy to focus on whole loan sales, and charges to the income statement of $46.4 million for pre-tax valuation adjustments on our securitization assets. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for fiscal 2004.

   During fiscal 2004, we recorded total pre-tax valuation adjustments on our interest-only strips and servicing rights of $63.8 million, of which $46.4 million was charged as expense to the income statement and $17.4 million was charged to other comprehensive income, a component of stockholders' equity. These adjustments primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2004 due to the low interest rate environment experienced during fiscal 2004. Additionally, the fiscal 2004 valuation adjustment included a write down of $5.4 million of the carrying value of our interest-only strips and servicing rights related to five of our mortgage securitization trusts to reflect their values under the terms of a September 27, 2004 sale agreement. The five securitizations were sold for $9.4 million. The $5.4 million write-down was calculated as the difference between the carrying value of these interest-only strips and servicing rights immediately prior to the sale, and the $9.4 million proceeds. The sale price for these five securitizations was not considered in determining the fair value of our remaining interest-only strips and servicing rights because the sale was considered a distressed sale undertaken as part of our negotiations to obtain a new $100.0 million warehouse credit facility and to raise cash to pay fees on new warehouse credit facilities. The new $100.0 million warehouse credit facility is described in "-- Liquidity and Capital Resources." See "-- Application of Critical Accounting Estimates -- Interest-Only Strips" for a discussion of how valuation adjustments are recorded.

   PRIOR EXCHANGE OFFERS. On December 1, 2003 and May 14, 2004, we mailed the prior exchange offers to holders of our subordinated debentures issued prior to April 1, 2003 and November 1, 2003, respectively. See "-- Liquidity and Capital Resources -- Subordinated Debentures" for more detail on the terms of the prior exchange offers, senior collateralized subordinated notes and Series A preferred stock issued and the results of the prior exchange offers.

   Depending on market conditions and our financial condition, we may engage in additional exchange offers in the future. Our ability to engage in future exchange offers of this type may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers.

   AMOUNT OF OUR INDEBTEDNESS. At September 30, 2004, we had total indebtedness of approximately $869.0 million, comprised of amounts outstanding under our credit facilities, senior collateralized subordinated notes issued in the prior exchange offers, capitalized leases and subordinated debentures. See "-- Liquidity and Capital Resources -- Secured and Unsecured Indebtedness" for a comparison at September 30, 2004 of our secured and senior debt obligations and unsecured subordinated debenture obligations to assets which are available to repay those obligations.

   BUSINESS STRATEGY ADJUSTMENTS. In response to our inability to securitize our loans and the liquidity concerns described above, we adjusted our business strategy at the beginning of fiscal 2004. Our adjusted business strategy focuses on shifting from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan

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sales and securitizations, while protecting revenues, controlling costs and improving liquidity. Our business strategy also focuses on increasing loan originations by continuing to expand our broker channel and by offering adjustable rate mortgages loans, purchase money mortgages and more competitively priced fixed rate mortgage loans. See "Business -- Business Strategy" for information regarding our adjusted business strategy.

   Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to maintain adequate financing on reasonable terms and to profitably sell or securitize our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

   If we fail to generate sufficient liquidity through the sales of our loans, the sale of our subordinated debentures, the maintenance of credit facilities or a combination of the foregoing, we will have to restrict loan originations and make additional changes to our business strategy, including restricting or restructuring our operations which could result in additional losses and impair our ability to repay our subordinated debentures and other outstanding debt. While we currently believe that we will be able to restructure our operations, if necessary, we cannot assure you that such restructuring will enable us to attain profitable operations, repay our outstanding debt when due or pay dividends on the Series A preferred stock.

   In addition to the above potential restrictions and changes to our business strategy, in the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups and obtaining working capital funding. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   If we fail to successfully implement our adjusted business strategy or contingent financial restructuring plan, we will be required to consider other alternatives, including raising additional equity, seeking to convert an additional portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets. See "Risk Factors -- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" and "-- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our outstanding debt, including the senior collateralized subordinated notes and investment notes, and the value of the Series A preferred stock and common stock issued upon the conversion of Series A preferred stock will be negatively impacted."

   WAIVERS RELATED TO FINANCIAL COVENANTS IN OUR CREDIT FACILITIES AND SERVICING AGREEMENTS. At various times since June 30, 2003, including at
June 30, 2004, July 31, 2004, August 31, 2004, September 30, 2004 and
October 31, 2004, we have been out of compliance with one or more financial covenants contained in our $200.0 million credit facility (reduced to $60.0 million). We have continued to operate on the basis of waivers granted by the lender under this facility. We currently anticipate that we will be out of compliance

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
with one or more of these financial covenants at November 30, 2004 and will need a waiver from this lender for this noncompliance to continue to operate. The expiration date of this facility was originally September 21, 2004, but through a series of extensions granted by this lender to facilitate our closing and implementation of replacement credit facilities, this facility is now scheduled to expire on December 3, 2004.

   A provision in our $250.0 million credit facility required us to maintain another credit facility for $200.0 million with a $40.0 million sublimit of such facility available for funding newly originated loans. In the event we do not enter into definitive agreements with other lenders by December 3, 2004 which satisfy the above-described requirement in our $250.0 million facility for a $40.0 million sublimit, we will need an additional amendment to the $250.0 million facility or a waiver from the lender to continue to operate.

   At various times since June 30, 2003, we have also been out of compliance with the net worth requirement in several of our pooling and servicing agreements and sale and servicing agreements (collectively referred to in this document as the servicing agreements). Two of the financial insurers who provide financial guaranty insurance to certain bond holders and certificate holders under these servicing agreements (collectively referred to in this document as bond insurers) required us to amend the servicing agreements in consideration for granting us waivers from this noncompliance. One bond insurer granted us a permanent waiver from this noncompliance in consideration for a term-to-term servicing arrangement. The other bond insurer granted us a one-time waiver in consideration for a term-to-term servicing arrangement. Since then, we have had to obtain a waiver of net worth requirements from this bond insurer on a monthly basis and we currently anticipate that we will need to do so for the foreseeable future.

   Due to our financial results during fiscal 2004, two other bond insurers required us to amend the servicing agreements related to the securitizations these bond insurers insured. As a result of the amendments to our servicing agreements, all of our servicing agreements associated with bond insurers now provide for term-to-term servicing and, in the case of our servicing agreements with two bond insurers, our rights as servicer may be terminated at the expiration of a servicing term in the sole discretion of the bond insurer.

   We cannot assure you that we will continue to receive the waivers and servicing agreement extensions that we need to operate or that they will not contain conditions that are unacceptable to us. Because we anticipate incurring losses through at least the second quarter of fiscal 2005, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants contained in our credit facilities and servicing agreements. To the extent we are not able to obtain waivers under our credit facilities, we may be unable to pay dividends on the Series A preferred stock. See "-- Liquidity and Capital Resources" for additional information regarding the waivers obtained. See also "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, may be impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" and "-- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

   DELINQUENCIES; FORBEARANCE AND DEFERMENT ARRANGEMENTS. We had total delinquencies in our managed portfolio of $238.2 million at September 30, 2004 compared to $218.7 million at June 30, 2004 and $227.8 million at June 30, 2003. The managed total portfolio includes loans on our balance sheet and loans serviced for others. At September 30, 2004, the total managed portfolio was $1.9 billion compared to $2.1 billion at June 30, 2004 and $3.7 billion at June 30, 2003. Total delinquencies (loans and leases, excluding real estate owned, with payments past due for more than 30 days) as a percentage of the total managed portfolio were 12.52% at September 30, 2004 compared to 10.46% at June 30, 2004 and 6.24% at June 30, 2003.

   As the managed portfolio continues to season and if the economy does not continue to improve, the delinquency rate may continue to increase, which could negatively impact our ability to sell or securitize

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loans and reduce our profitability and the funds available to repay our outstanding debt. As the portfolio seasons, or ages, the likelihood that borrowers will incur credit problems increases. Additionally, continuing low market interest rates could continue to encourage borrowers to refinance their loans and increase the levels of loan prepayments we experience which would negatively impact our delinquency rate.

   Delinquencies in our total managed portfolio at September 30, 2004 do not include $184.6 million of previously delinquent loans, which are subject to deferment and forbearance arrangements. Generally, a loan remains current after we enter into a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of the delinquent payments advanced or fees paid by us on borrower's behalf as part of the deferment or forbearance arrangement) and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions.

   During the final six months of fiscal 2003 and the first six months of fiscal 2004, we experienced a pronounced increase in the number of borrowers under deferment arrangements and in light of the weakened economic environment during that twelve-month period we made use of deferment arrangements to a greater degree than in prior periods. Since December 2003, we have experienced a reduction and leveling off in new deferment arrangements and if the improving economic environment continues, we expect to continue to experience a reduction in new deferment arrangements.

   There was approximately $184.6 million of cumulative unpaid principal balance of loans under deferment and forbearance arrangements at September 30, 2004, as compared to approximately $216.3 million and $197.7 million of cumulative unpaid principal balance at June 30, 2004 and 2003, respectively. Total cumulative unpaid principal balances under deferment or forbearance arrangements as a percentage of the total managed portfolio were 9.69% at September 30, 2004, 10.34% at June 30, 2004 and 5.41% at June 30, 2003.
Additionally, there are loans under deferment and forbearance arrangements which have returned to delinquent status. At September 30, 2004, there was $72.9 million of cumulative unpaid principal balance under deferment arrangements and $53.7 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more. See "-- On Balance Sheet Portfolio Quality -- Deferment and Forbearance Arrangements," "-- Total Portfolio Quality -- Deferment and Forbearance Arrangements" and "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, may be impaired and the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted."

   LISTING ON THE NASDAQ NATIONAL MARKET SYSTEM. Since our common stock is listed on the NASDAQ National Market System, we are required to meet certain requirements established by the NASDAQ Stock Market in order to maintain this listing. These requirements include, among other things, maintenance of stockholders' equity of $10.0 million, a minimum bid price of $1.00 and a market value of publicly held shares of $5.0 million. If we are unable to maintain our listing on the NASDAQ National Market System, our ability to continue to sell subordinated debentures would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell subordinated debentures in certain states, which would have a material adverse effect on our liquidity and our ability to repay maturing debt when due. There can be no assurance that we will be in compliance with the $10.0 million stockholders' equity requirement on December 31, 2004 absent the completion of this exchange offer. Our ability to engage in future exchange offers of this type may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers. Further, there can be no assurance that we will continue to be in compliance with the NASDAQ listing requirements in future periods. See "Risk Factors -- In the event our common stock is delisted from trading on the NASDAQ National Market System, the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock and our ability to continue to sell subordinated debentures would be negatively impacted."


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
LIQUIDITY AND CAPITAL RESOURCES

   GENERAL. Liquidity and capital resource management is a process focused on providing the funding to meet our short and long-term cash needs. We have used a substantial portion of our funding sources to build our serviced portfolio and investments in securitization assets with the expectation that they will generate sufficient cash flows in the future to cover our operating requirements, including repayment of maturing subordinated debentures and senior collateralized subordinated notes outstanding. Since the fourth quarter of fiscal 2003, we have also used our funding sources to cover our operating losses. Our cash needs change as the mix of loan sales through securitization shifts to more whole loan sales, as the serviced portfolio changes, as our interest-only strips mature and release cash, as subordinated debentures and senior collateralized subordinated notes outstanding mature, as operating expenses change and as revenues change. Because we have historically experienced negative cash flows from operations under our prior business strategy and, more recently, have been impacted by short-term liquidity issues, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations.

   Our cash requirements include funding loan originations, repaying existing subordinated debentures and senior collateralized subordinated notes outstanding, paying interest expense, preferred dividends and operating expenses, funding capital expenditures, and in connection with our securitizations, funding overcollateralization requirements, costs of repurchasing delinquent loans for trigger management and servicer obligations. When loans are sold through a securitization, we may retain the rights to service the loans. Servicing loans obligates us to advance interest payments for delinquent loans under certain circumstances and allows us to repurchase a limited amount of delinquent loans from securitization trusts. See
"-- Securitizations," "-- Securitizations -- Trigger Management" and "-- Securitizations -- Repurchase Rights" for more information on how the servicing of securitized loans affects requirements on our capital resources and cash flow. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets (although no acquisitions are currently contemplated).

   Under our business strategy, we initially finance our loans under credit facilities. These credit facilities are generally revolving lines of credit that enable us to borrow on a short-term basis against our loans. We then sell our loans to unrelated third parties on a whole loan basis or securitize our loans to generate the cash to pay off these revolving credit facilities.

   LIQUIDITY CONCERNS. Several events and issues have negatively impacted our short-term liquidity. First, our inability to complete a publicly underwritten securitization during the fourth quarter of fiscal 2003 adversely impacted our short-term liquidity position and contributed to our loss for fiscal 2003. Because there was no securitization, $453.4 million of the $516.1 million in revolving credit and conduit facilities available to us at June 30, 2003 was drawn upon. Our revolving credit facilities and mortgage conduit facility had only $62.7 million of unused capacity available at June 30, 2003, which significantly reduced our ability to fund loan originations in fiscal 2004 until we sold existing loans, extended existing credit facilities, or added new credit facilities.

   Second, our ability to borrow under credit facilities to fund new loan originations in the first three months of fiscal 2004 using borrowings under certain of our credit facilities which carried over into fiscal 2004 was limited, terminated or expired by October 31, 2003. Further advances under a non-committed portion of one of these credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, there were no new advances under the non-committed portion. Additionally, on August 20, 2003, this credit facility was amended to, among other things, eliminate the non-committed portion, reduce the amount available to $50.0 million and accelerate the expiration date from November 2003 to September 30, 2003. We entered into a subsequent amendment to this facility, which extended its maturity date to October 17, 2003. We also had a $300.0 million mortgage conduit facility with a financial institution that enabled us to sell our loans into an off-balance sheet facility, which expired pursuant to its terms on July 5, 2003. In addition, we were unable to borrow under a $25.0 million warehouse facility after September 30, 2003, and this $25.0 million facility expired on October 31, 2003.

   Third, even though we were successful in obtaining one new credit facility in September 2003 and a second new credit facility in October 2003, our ability to finance new loan originations in the second and

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third quarters of fiscal 2004 with borrowings under these new facilities was limited. The limitations resulted from requirements to fund overcollateralization, which is discussed below, in connection with new loan originations.

   Fourth, our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired our liquidity.

   As a result of these liquidity issues, our loan origination volume in fiscal 2004 was substantially reduced. In fiscal 2004, we originated $982.7 million of loans, compared to originations of $1.67 billion of loans in fiscal 2003.
As a result of the decrease in loan originations and liquidity issues described above, we incurred losses in fiscal 2003 and 2004. While we increased loan originations to $629.7 million for the first quarter of fiscal 2005, we recorded a loss for the first quarter of fiscal 2005 primarily because we did not reach the loan origination level required under our adjusted business strategy to return to profitability. Depending on our ability to reach a profitable level of loan originations, complete a securitization and recognize gains, we anticipate incurring losses at least through the second quarter of fiscal 2005.

   For the next six to twelve months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures may be used to fund overcollateralization requirements in connection with our loan originations and fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash. We can provide no assurances that we will be able to continue issuing subordinated debentures.

   Because we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate financing could hurt our ability to operate profitably and, therefore, the realization of our deferred tax asset is dependent on obtaining adequate financing and profitable operations. See "-- Application of Critical Accounting Estimates -- Deferred Tax Asset" for a discussion of our deferred tax asset.

   There can be no assurance that we will be in compliance with the NASDAQ listing requirement of $10.0 million stockholders' equity on December 31, 2004, absent the completion of this exchange offer. Our ability to engage in future exchange offers of this type, upon the completion of this exchange offer, may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers. Further, there can be no assurance that we will continue to be in compliance with the NASDAQ listing requirements in future periods. If we are unable to maintain our listing on the NASDAQ National Market System, our ability to continue to sell subordinated debentures would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell subordinated debentures in certain states, which would have a material adverse effect on our liquidity, our ability to repay maturing debt when due and our ability to make dividend payments on the Series A preferred stock.

   SECURED AND UNSECURED INDEBTEDNESS. At September 30, 2004, we had total indebtedness of approximately $869.0 million, comprised of amounts outstanding under our credit facilities, senior collateralized subordinated notes issued in the prior exchange offers, capitalized leases and subordinated debentures. The following table compares our secured and senior debt obligations and unsecured subordinated debenture obligations at September 30, 2004 to assets which were available to repay those obligations. We anticipate that any shortfall in assets available to repay obligations will be funded through cash received on the sale of future loan originations:


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

                                                                                         SECURED AND     UNSECURED
                                                                                         SENIOR DEBT    SUBORDINATED      TOTAL
                                                                                         OBLIGATIONS     DEBENTURES    DEBT/ASSETS
                                                                                         -----------    ------------   -----------
                                                                                                       (in thousands)
Outstanding debt obligations(a).......................................................     $378,926(b)    $490,026       $868,952
                                                                                           ========       ========       ========
Assets available to repay debt:
 Cash and cash equivalents............................................................     $     --       $ 19,673       $ 19,673
 Loans................................................................................      296,559(c)      39,952        336,511
 Interest-only strips(e)..............................................................      193,744(a)(b)  255,068        448,812(d)
 Servicing rights.....................................................................           --         66,712         66,712(d)
                                                                                           --------       --------       --------
 Total assets available...............................................................     $490,303       $381,405       $871,708
                                                                                           ========       ========       ========

---------------
(a) Includes the impact of the exchange of $208.6 million of subordinated debentures (unsecured subordinated debentures) for $99.2 million of senior collateralized subordinated notes (secured and senior debt obligations) and
    109.4 million shares of Series A preferred stock in the prior exchange offers. At September 30, 2004, our interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes totaled $401.6 million, of which approximately $146.2 million represents 150% of the principal balance of the senior collateralized subordinated notes outstanding at September 30, 2004. For presentation purposes, $146.2 million of the interest-only strips balance is allocated to the secured and senior debt obligations column.
(b) Security interests under the terms of the $250.0 million credit facility are included in this table. This $250.0 million credit facility is secured by loans when funded under this facility. In addition, interest-only strips secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $47.6 million. This amount is included as an allocation of our interest-only strips to the secured and senior debt obligations column.
(c) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.
(d) Reflects the fair value of our interest-only strips and servicing rights at September 30, 2004.
(e) The grant of a lien on the collateral to secure the senior collateralized subordinated notes is not a direct lien on any interest-only strips, but is, rather, a lien on the right of certain of our subsidiaries to receive certain cash flows originating directly or indirectly from interest-only strips held by ABFS Warehouse Trust 2003-1, which is a special purpose entity. The interest-only strips in this trust also secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under our $250.0 million credit facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $53.7 million. In addition, interest-only strips will also secure certain obligations under our new $30.0 million credit facility, the definitive terms of which are being negotiated, which security interest is not reflected in this table. Finally, approximately $63.5 million of interest-only strips held by this trust were transferred to the lender in connection with a $23.0 million interim residual repurchase facility, which was entered into subsequent to September 30, 2004, which transfer is not reflected in this table. As a result, these transferred assets are not available to repay the senior collateralized subordinated notes. Additionally, we intend to grant liens to secure additional financings, which transactions are not reflected in this table.

   REMEDIAL STEPS TAKEN TO ADDRESS LIQUIDITY ISSUES. Since June 30, 2003, we undertook specific remedial actions to address liquidity concerns including:

     o We adjusted our business strategy beginning in early fiscal 2004. Our adjusted business strategy focuses on shifting from gain-on-sale accounting and the use of securitization transactions as our

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        primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. See "-- Overview -- Business Strategy Adjustments" and "Business -- Business Strategy" for more information.

     o We solicited bids and commitments from participants in the whole loan sale market and entered into forward sale agreements and individual sale transactions. In total, from June 30, 2003 through June 30, 2004, we sold approximately $1.1 billion of loans through whole loan sales. From July 1, 2004 through September 30, 2004, we sold an additional $586.5 million of loans through whole loan sales.

     o We have entered into an informal arrangement with one recurring purchaser of our loans whereby the purchaser maintains members of its loan underwriting staff on our premises to facilitate its purchase of our loans promptly after we originate them. This arrangement accelerates our receipt of cash proceeds from the sale of loans, accelerates the pay down of our advances under our warehouse credit facilities and adds to our liquidity. This quicker turnaround time is expected to enable us to operate with smaller committed warehouse credit facilities than would otherwise be necessary.

     o On October 31, 2003, we completed a privately-placed securitization, with servicing released, of $173.5 million of loans.

     o We entered into two definitive loan agreements during fiscal 2004 for the purpose of funding our loan originations. These two agreements replaced those credit facilities, which carried over into fiscal 2004 but were limited, terminated or expired by October 31, 2003. We entered into the first agreement on September 22, 2003 with a financial institution for a one-year $200.0 million credit facility. We entered into the second agreement on October 14, 2003 with a warehouse lender for a three-year revolving mortgage loan warehouse credit facility of up to $250.0 million. The $200.0 million facility was extended to December 3, 2004 and reduced to $60.0 million on November 5, 2004. This reduction to $60.0 million will occur at a rate of $10.0 million per week commencing on November 5, 2004. The three-year $250.0 million warehouse credit facility continues to be available. See "-- Credit Facilities" for information regarding the terms of these facilities.

     o On November 5, 2004, we entered into a definitive agreement dated as of November 4, 2004 with a warehouse lender for a one-year $100.0 million credit facility to replace the maturing $200.0 million credit facility (reduced to $60.0 million). See "-- Credit Facilities" for information regarding the terms of this facility. We also sold the interest-only strips and servicing rights related to five of our mortgage securitization trusts to an affiliate of this facility provider under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of our negotiations to obtain the new $100.0 million credit facility and to raise cash to pay fees on new warehouse credit facilities and as a result, we did not realize their full value as reflected on our books. We wrote down the carrying value of these interest-only strips and servicing rights by $5.4 million at June 30, 2004 to reflect their values under the terms of the sale agreement. On September 27, 2004, we received proceeds from this sale of $9.7 million.

     o On November 15, 2004, we entered into a definitive agreement regarding a $23.0 million interim residual repurchase facility.

     o  On October 27, 2004, we entered into a commitment letter dated
        October 26, 2004 and are negotiating the terms of a definitive agreement with the warehouse lender on our $23.0 million interim residual repurchase facility for a three-year $30.0 million mortgage loan warehouse facility. We cannot assure you that we will succeed in entering into a definitive agreement regarding this facility or that this agreement will contain the terms and conditions acceptable to us. See "-- Credit Facilities" for information regarding the terms of these facilities.

     o On November 1, 2004, we received a commitment letter from two warehouse lenders, including an affiliate of the lender on our $250.0 million credit facility, for a two-year $150.0 million mortgage loan warehouse facility. The commitment letter becomes effective and legally obligates the parties upon our payment of fees described in the commitment letter which have not been paid to date. We cannot assure you that we will succeed in entering into a definitive agreement regarding the $150.0

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        million credit facility or that this agreement will contain the terms and conditions acceptable to us. See "-- Credit Facilities" for information regarding the terms of this facility.

     o We mailed the prior exchange offers on December 1, 2003 and May 14, 2004 to holders of our subordinated debentures in order to increase our stockholders' equity and reduce the amount of our outstanding debt. The prior exchange offers resulted in the exchange of $208.6 million of our subordinated debentures for 109.4 million shares of Series A preferred stock and $99.2 million of senior collateralized subordinated notes. The issuance of 109.4 million shares of Series A preferred stock results in an annual cash preferred dividend obligation of $10.9 million. See "-- Subordinated Debentures" for more detail on the terms of the prior exchange offers, senior collateralized subordinated notes and preferred stock issued.

     o On January 22, 2004, we executed an agreement to sell our interests in the remaining leases in our portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for our lease portfolio balance as of December 31, 2003. We received the cash from this sale in January 2004 and recognized a net gain of $0.5 million.

     o We suspended the payment of quarterly dividends on our common stock beginning in the first quarter of fiscal 2004.

   Although we obtained two warehouse credit facilities totaling $450.0 million in fiscal 2004, and after December 3, 2004, we expect to have warehouse credit facilities totaling at a minimum $530.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we need to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures. Additionally, our warehouse credit facilities have been obtained at high costs, which have a significant impact on our liquidity. See "-- Credit Facilities" for detail on the amount of fees we are required to pay under these facilities.

   We can provide no assurances that we will be able to sell our loans, maintain existing credit facilities or expand or obtain new credit facilities, if necessary. If we are unable to maintain existing financing, we may not be able to restructure our business to permit profitable operations or repay our subordinated debentures and senior collateralized subordinated notes when due. Even if we are able to maintain adequate financing, our inability to originate and sell our loans could hinder our ability to operate profitably in the future and repay our subordinated debentures and senior collateralized subordinated notes when due.

   SHORT AND LONG TERM CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS. The following table summarizes our short and long-term capital resources and contractual obligations as of September 30, 2004. For capital resources, the table presents projected and scheduled principal cash flows expected to be available to meet our contractual obligations. For those timeframes where a shortfall in capital resources exists, we anticipate that these shortfalls will be funded through a combination of cash from whole loan sales of future loan originations and the issuance of subordinated debentures. We can provide no assurances that we will be able to continue issuing subordinated debentures. In the event that we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan. See "-- Overview -- Business Strategy Adjustments" for a discussion of this plan. The terms of our credit facilities provide that we may only use the funds available under the credit facilities to originate home mortgage loans.


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


                                                                        LESS THAN     1 TO 3      3 TO 5     MORE THAN
                                                                         1 YEAR       YEARS        YEARS      5 YEARS       TOTAL
                                                                        ---------   ---------    --------    ---------   ----------
                                                                                               (in thousands)
Capital Resources from:
 Unrestricted cash..................................................    $  10,419   $      --    $     --    $     --    $   10,419
 Cash pledged as collateral against contractual obligation..........        1,000       2,000       1,000       4,000         8,000
 Loans available for sale...........................................      332,710         102         118       3,581       336,511
 Interest-only strips(a)............................................      103,908     154,339     104,203     344,973       707,423
 Servicing rights(a)................................................       17,183      26,132      21,544      66,351       131,210
                                                                        ---------   ---------    --------    --------    ----------
                                                                          465,220     182,573     126,865     418,905     1,193,563
                                                                        ---------   ---------    --------    --------    ----------
Contractual Obligations(b)
 Subordinated debentures............................................      335,172     133,105      12,089       9,660       490,026
 Accrued interest-subordinated debentures(c)........................       21,095       9,620       1,353       1,399        33,467
 Senior collateralized subordinated notes...........................       38,859      53,615       2,801       2,179        97,454
 Accrued interest-senior collateralized subordinated notes(d).......        1,799       2,137         133         131         4,200
 Warehouse lines of credit(e).......................................      279,943          --          --          --       279,943
 Convertible promissory note(f).....................................          694         433          --          --         1,127
 Capitalized lease(g)...............................................          376          49          --          --           425
 Operating leases(h)................................................        5,763      11,084      10,830      25,153        52,830
 Services and equipment.............................................           74          --          --          --            74
                                                                        ---------   ---------    --------    --------    ----------
                                                                          683,775     210,043      27,206      38,522       959,546
                                                                        ---------   ---------    --------    --------    ----------
 Excess (Shortfall).................................................    $(218,555)  $(27,470)    $ 99,659    $380,383    $  234,017
                                                                        =========   =========    ========    ========    ==========

---------------
(a) Reflects projected cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Application of Critical Accounting
    Estimates -- Interest-Only Strips" and "Application of Critical Accounting Estimates -- Servicing Rights."
(b) See "-- Contractual Obligations."
(c) This table reflects interest payment terms elected by subordinated debenture holders as of September 30, 2004. In accordance with the terms of the subordinated debenture offering, subordinated debenture holders have the right to change the timing of the interest payment on their notes once during the term of their investment.
(d) This table reflects interest payment terms elected by senior collateralized subordinated note holders as of September 30, 2004.
(e) See the table provided under "-- Credit Facilities" for additional information about our credit facilities.
(f) Amount includes principal and accrued interest at September 30, 2004.
(g) Amounts include principal and interest.
(h) Amounts include lease for office space.

   Cash flow from operations, the issuance of subordinated debentures and lines of credit fund our operating cash needs. We expect these sources of funds to be sufficient to meet our cash needs. Loan originations are funded through borrowings against warehouse credit facilities. Each funding source is described in more detail below.

   CASH FLOW FROM OPERATIONS. One of our corporate goals is to achieve sustainable positive cash flow from operations. However, we cannot be certain that we will achieve our projections regarding positive cash flow from operations. Our achieving this goal is dependent on our ability to successfully implement our business strategy and on the following items:

     o manage the mixture of whole loan sales and securitization transactions to maximize cash flow and economic value;


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
     o manage levels of securitizations to maximize cash flows received at closing and subsequently from interest-only strips and servicing rights;

     o maintain a portfolio of mortgage loans which will generate income and cash flows through our servicing activities and the residual interests we hold in the securitized loans;

     o build on our established approaches to underwriting loans, servicing and collecting loans and managing credit risks in order to control delinquency and losses;

     o continue to identify and invest in technology and other efficiencies to reduce per unit costs in our loan origination and servicing process; and

     o  control overall expense levels.

   Historically, our cash flow from operations has been negative because we incur cash expense as we originate loans, but generally do not recover from these originations expense cash outflows until we sell or securitize the underlying loans. With respect to loans securitized, we may be required to wait more than one year to begin recovering the cash outflow from loan origination expenses through cash inflows from the residual assets retained in a securitization. However, during the year ended June 30, 2004, we experienced positive cash flow from operations, primarily due to whole loan sales of loans we originated in prior periods that were carried on our balance sheet at June 30, 2003.

   Additionally, increasing market interest rates could negatively impact our cash flows. If market interest rates increase, the premiums we would be paid on whole loan sales could be reduced and the interest rates that investors will demand on the certificates issued in future securitizations will increase. The increase in interest rates paid to investors reduces the cash we will receive from interest-only strips created in future securitizations. Although we may have the ability in a rising interest rate market to charge higher loan interest rates to our borrowers, competition, laws and regulations and other factors may limit or delay our ability to do so. Increasing market interest rates would also result in higher interest expense incurred on future issuances of subordinated debentures and interest expense incurred to fund loans while they are carried on our balance sheet.

   Cash flow from operations for the three months ended September 30, 2004 was a negative $14.2 million, compared to a positive $128.4 million for the three months ended September 30, 2003. The negative cash flow from operations for the three months ended September 30, 2004 resulted from funding a $32.2 million increase in loan originations. The positive cash flow from operations for the three months ended September 30, 2003 was due to sales of loans during that three-month period, which were originated in the 2003 fiscal year and carried on our balance sheet at June 30, 2003. During the three months ended September 30, 2004, we received cash on whole loan sales of $602.2 million and originated $629.7 million of loans. During the three months ended September 30, 2003, we received cash on whole loan sales of $271.0 million and originated $124.1 million of loans.

   Cash flow from operations for the year ended June 30, 2004 was a positive $6.8 million compared to a negative $285.4 million for the year ended June 30, 2003. The positive cash flow from operations for the year ended June 30, 2004 was due to our sales during fiscal 2004 of loans originated in the prior fiscal year that were carried on our balance sheet at June 30, 2003. During the year ended June 30, 2004, we received cash on whole loan sales of $835.5 million and $26.7 million during the year ended June 30, 2003 from a whole loan sale transaction, which closed on June 30, 2003, but settled in cash on July 1, 2003. Additionally, cash flow from our interest-only strips in fiscal 2004 increased $18.0 million, compared to fiscal 2003.

   The amount of cash we receive as gains on whole loan sales, and the amount of cash we receive and the amount of overcollateralization we are required to fund at the closing of our securitizations are dependent upon a number of factors including market factors over which we have no control. Although we expect cash flow from operations to continue to fluctuate in the foreseeable future, our goal is to improve upon our historical levels of negative cash flow from operations. We believe that if our projections based on our business strategy prove accurate, our cash flow from operations will continue to be positive. However, negative cash flow from operations may occur in any future quarter depending on the size and frequency of our whole loan sales, the size and frequency of our future securitizations and due to the nature of our operations and the time required to implement our business strategy adjustments. We generally expect the level of cash flow from operations to fluctuate.

   Other factors could negatively affect our cash flow and liquidity such as increases in mortgage interest rates, legislation or other economic conditions, which may make our ability to originate loans more difficult. As a result, our costs to originate loans could increase or our volume of loan originations could decrease.

   CONTRACTUAL OBLIGATIONS. Following is a summary of future payments required on our contractual obligations as of September 30, 2004 (in thousands):


                                                                                             PAYMENTS DUE BY PERIOD
                                                                            -------------------------------------------------------
                                                                                       LESS THAN     1 TO 3     3 TO 5    MORE THAN
CONTRACTUAL OBLIGATIONS                                                      TOTAL       1 YEAR       YEARS      YEARS     5 YEARS
-----------------------                                                     --------   ---------    --------    -------   ---------
Subordinated debentures.................................................    $490,026    $335,172    $133,105    $12,089    $ 9,660
Accrued interest - subordinated debentures(a)...........................      33,467      21,095       9,620      1,353      1,399
Senior collateralized subordinated notes................................      97,454      38,859      53,615      2,801      2,179
Accrued interest - senior collateralized subordinated notes(b)..........       4,200       1,799       2,137        133        131
Warehouse lines of credit(c)............................................     279,943     279,943          --         --         --
Convertible promissory notes(d).........................................       1,127         694         433         --         --
Capitalized lease(e)....................................................         425         376          49         --         --
Operating leases(f).....................................................      52,830       5,763      11,084     10,830     25,153
Services and equipment..................................................          74          74          --         --         --
                                                                            --------    --------    --------    -------    -------
Total obligations.......................................................    $959,546    $683,775    $210,043    $27,206    $38,522
                                                                            ========    ========    ========    =======    =======

---------------
(a) This table reflects interest payment terms elected by subordinated debenture holders as of September 30, 2004. In accordance with the terms of the subordinated debenture offering, subordinated debenture holders have the right to change the timing of the interest payment on their notes once during the term of their investment.
(b) This table reflects interest payment terms elected by senior collateralized subordinated note holders as of September 30, 2004.
(c) See the table provided under "-- Credit Facilities" for additional information about our credit facilities.
(d) Amount includes principal and accrued interest at September 30, 2004.
(e) Amounts include principal and interest.
(f) Amounts include lease for office space.

   CREDIT FACILITIES. Borrowings against warehouse credit facilities represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans we pledge to the lender. These credit facilities provide the primary funding source for loan originations. Under the terms of these facilities, approximately 75% to 97% of our loan originations may be funded with borrowings under the credit facilities and the remaining amounts, our overcollateralization requirements, must come from our operating capital. The ultimate sale of the loans through whole loan sale or securitization generates the cash proceeds necessary to repay the borrowings under the warehouse facilities. We periodically review our expected future credit needs and attempt to negotiate credit commitments for those needs as well as excess capacity in order to allow us flexibility in implementing our adjusted business strategy.

   The following is a description of the warehouse and operating lines of credit facilities, which were available to us at September 30, 2004 (in thousands):


                                                                                                   FACILITY     AMOUNT      AMOUNT
                                                                                                    AMOUNT     UTILIZED   AVAILABLE
                                                                                                   --------    --------   ---------
REVOLVING CREDIT FACILITIES:
Warehouse revolving line of credit, expiring December 2004(a)..................................    $100,000    $ 73,276    $26,724
Warehouse revolving line of credit, expiring October 2006(b)...................................     250,000     206,667     43,333
                                                                                                   --------    --------    -------
Total revolving credit facilities..............................................................     350,000     279,943     70,057
OTHER FACILITIES:
 Capitalized leases, maturing January 2006(c)..................................................         404         404         --
                                                                                                   --------    --------    -------
Total credit facilities........................................................................    $350,404    $280,347    $70,057
                                                                                                   ========    ========    =======

---------------
(a) Originally a $200.0 million warehouse revolving line of credit with JPMorgan Chase Bank entered into on September 22, 2003 and originally scheduled to expire in September 2004. In September 2004, the maturity date of this facility was extended to November 5, 2004 and the facility was reduced to $100.0 million. In November 2004, the maturity date was extended to December 3, 2004 and the facility amount will reduce to $60.0 million at a rate of $10.0 million per week commencing on November 5, 2004. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans. Further detail and provisions of this facility are described below. Additionally, we have a stand alone letter of credit with JPMorgan Chase Bank to secure lease obligations for corporate office space. The amount of the letter of credit was $8.0 million at September 30, 2004. The letter of credit was collateralized by cash and expires on December 16, 2004.
(b) $250.0 million warehouse revolving line of credit with Chrysalis Warehouse Funding, LLC, entered into on October 14, 2003 and expiring October 2006. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans. Further detail and provisions of this facility are described below.
(c) Capitalized leases, imputed interest rate of 8.0%, collateralized by computer equipment.

 CREDIT FACILITIES AVAILABLE AT SEPTEMBER 30, 2004

   $200.0 MILLION WAREHOUSE FACILITY. On September 22, 2003, we entered into definitive agreements with JPMorgan Chase Bank for a $200.0 million credit facility (subsequently reduced to $60.0 million) for the purpose of funding our loan originations. Pursuant to the terms of this facility, we are required to, among other things: (i) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (ii) apply 60% of our net cash flow from operations each quarter to reduce the outstanding amount of subordinated debentures commencing with the quarter ending March 31, 2004; (iii) as of the end of any month, commencing January 31, 2004, the aggregate outstanding balance of subordinated debentures must be less than the aggregate outstanding balance as of the end of the prior month; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility had a term of 364 days and by its original terms would have expired September 21, 2004. This facility is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to our financial condition. These provisions require, among other things, our maintenance of a delinquency ratio for the managed portfolio
(which represents the portfolio of securitized loans and leases we service for others) at the end of each fiscal quarter of less than 12.0%, our subordinated debentures not to exceed $705.0 million at any time, and our ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio.

   On September 20, 2004, we entered into an amendment to our $200.0 million credit facility which extended the scheduled expiration date of this credit facility from September 21, 2004 to September 30, 2004.

   On September 30, 2004, we entered into an amendment to our $200.0 million credit facility which extended the expiration date of this credit facility from September 30, 2004 to November 5, 2004, and decreased this facility from $200.0 million to $100.0 million. Since entering into this facility on September 22,

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
2003, the amount outstanding under this facility at any given time has not exceeded $100.0 million. In addition, the amendment included changes which reduce the advance rate if the amount outstanding under the facility exceeds $75.0 million. The amendment also changed the portfolio composition requirements to accommodate fluctuations in the pledged loans at the beginning and end of each month, providing greater flexibility to us. The purpose of the amendment was to allow us to continue to borrow under this facility, subject to its terms as described above, while we finalize the definitive agreement for a new credit facility. In light of this amendment, on October 1, 2004, we entered into an amendment to the $250.0 million credit facility described below which decreased the amount of the additional credit facilities that we must maintain from $200.0 million to $100.0 million, provided that there continues to be at least $40.0 million available for funding newly originated loans, as originally required by the facility agreements.

   On November 5, 2004, we entered into an additional amendment to this $200.0 million facility (reduced to $100.0 million on September 30, 2004). The amendment further extended the scheduled expiration date of this facility from November 5, 2004 to December 3, 2004 and further reduced the maximum amount that can be borrowed under the facility from $100.0 million to $60.0 million. The reduction will occur at a rate of $10.0 million per week commencing on November 5, 2004. This amendment also restored portfolio composition requirements to their original terms except that funding for up to $60.0 million of newly originated loans, rather than as a percentage of the facility's outstanding balance, was made available and no loans older than 30 days may be funded. The purpose of the amendment was to allow us to continue to borrow under this facility, subject to its terms as described above, while we transition from this facility to replacement credit facilities.

   $250.0 MILLION WAREHOUSE FACILITY. On October 14, 2003, we entered into definitive agreements with Chrysalis Warehouse Funding, LLC for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). We also agreed to pay an affiliate of the lender fees of $8.9 million upon closing and approximately $10.3 million annually plus a non-usage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans. Additional credit support for a portion of the facility was created by granting a security interest in substantially all of our interest-only strips and residual interests which we contributed to a special purpose entity organized to facilitate this transaction. The interest-only strips and residual interests contributed to this special purpose entity also secured our fee obligations under this facility to an affiliate of the lender, as described above. The interest-only strips sold pursuant to the previously described sale agreement of September 27, 2004 were part of the interest-only strips contributed to this special purpose entity for the purpose of securing our fee obligations to this lender affiliate. In consideration for the release by this lender affiliate of its lien on the interest-only strips involved in the September 27, 2004 sale, we prepaid $3.5 million of fees owed or to be owed to the lender affiliate.

   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as our agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to our subordinated debentures to $750.0 million or less; (ii) make quarterly reductions commencing in April
2004 of an amount of subordinated debentures pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debentures not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) we are unable to sell subordinated debentures for more than three consecutive weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days.

   The definitive agreements for this $250.0 million facility, as amended, granted the lender an option from the first anniversary of entering into the definitive agreements up to November 30, 2005 to increase the credit

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
amount to $400.0 million with additional fees and interest payable by us. This option will be satisfied upon the completion of the $150.0 million warehouse facility.

   We amended the security agreements related to the senior collateralized subordinated notes to accommodate a request from the lender on our $250.0 million credit facility, and its affiliate, dated September 30, 2004, to clarify an inconsistency between these agreements and the $250.0 million credit facility documents related to liens on certain assets previously pledged by ABFS Warehouse Trust 2003-1 to Clearwing, the affiliate of the lender.

   In connection with the $23.0 million interim residual repurchase facility described below, we received the consent from the lender on our $250.0 million facility to release the lien on the assets transferred to the lender and agreed with an affiliate of the lender on our $250.0 million facility to accelerate fees due of $2.0 million plus fees and expenses due to the affiliate. The affiliate of the lender also agreed to extend the payment of fees owed to it related to a new $150.0 million facility described below which we are negotiating.

 DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT FACILITIES

   $100.0 MILLION WAREHOUSE FACILITY. On November 5, 2004, we entered into definitive agreements, dated as of November 4, 2004, with Fortress Credit Corp. for a $100.0 million revolving mortgage warehouse credit facility to fund loan originations, referred to as the $100.0 million facility, including up to $30.0 million for newly originated loans ($40.0 million if the facility is increased as described below). The $100.0 million facility has a term of one year, with the right to extend upon mutual written agreement of the parties and our payment to the lender of a renewal fee equal to a percentage of the maximum amount available under the facility. The lender may, at any time during the period from the 121st day through the 300th day from the closing date, in its sole discretion, increase the maximum amount available under the facility up to $175.0 million, at which time are obligated to pay a commitment increase fee equal to 2.25% of the amount of the increase. Our ability to utilize this facility for newly originated loans is subject to our satisfaction of such requirements to be determined by the lender in its sole discretion. We agreed to pay fees of $2.3 million upon closing and approximately $3.8 million over the term of the facility (and if the facility is increased to $175.0 million, an additional $2.6 million in fees), plus a monthly non-usage fee equal to a percentage of the undrawn portion of the $100.0 million facility. The $100.0 million facility has a floating interest rate based on LIBOR plus a margin of 4.25% (which is increased to 7.5% for newly originated loans) and is secured by the mortgage loans which are funded by advances under the facility, as well as all assets, accounts receivable and all related proceeds held by the special purpose entity organized to facilitate the transaction, referred to as the borrower.

   The $100.0 million facility contains representations, warranties, conditions and covenants which are customary for facilities of this type, including provisions which require the borrower to: (1) use the proceeds solely to fund loan originations as described in the facility; (2) not incur any other indebtedness except as specified in the facility; (3) not permit any liens, claims or interests on, or any sale or disposition of, the collateral securing the facility; and (4) provide the lender with all financial statements, certificates and notices as specified in the facility. The $100.0 million facility contains events of default typical for this type of facility, including but not limited to, if: (1) the borrower fails to make any payment when due to the lender; (2) the borrower breaches or fails to comply with the representations, warranties, conditions or covenants under the facility; (3) we become insolvent or the subject of insolvency proceedings; (4) a material adverse change or effect as described in the facility occurs; (5) certain members of management are no longer our executive officers and a satisfactory replacement has not been found within 60 days; (6) we are unable to sell or issue subordinated notes for more than three consecutive weeks or on more than two occasions in any 12-month period irrespective of the length of time of such occasions; (7) we are delisted from the NASDAQ Stock Market or any other stock market or securities exchange or trading of our stock is suspended for at least three consecutive days; (8) any of our servicing agreements, other than a servicing agreement relating to a securitization in which one of our bond insurers or its affiliates have provided bond insurance or similar credit enhancement, are terminated for cause or an event of default; (9) our net worth is negative at the end of any calendar month or less than $10.0 million at the end of any calendar quarter; (10) we fail to maintain cash and cash equivalents and undrawn borrowing capacity under committed borrowing facilities of less than $20.0 million after December 30, 2004; or (11) we fail to maintain minimum cash of at least $10.0 million

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
after December 30, 2004. Subject to certain exceptions and the expiration of any applicable cure period as described in the $100.0 million facility, upon the occurrence of one or more events of default, the lender may declare the amount outstanding under the facility immediately due and payable. We expect to draw down on the full amount of this line to the extent necessary to fund our loan originations.

   We also sold the interest-only strips and servicing rights related to five of our mortgage securitization trusts to an affiliate of this facility provider under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of our negotiations to obtain the new $100.0 million facility and to raise cash to pay fees on new warehouse credit facilities and as a result, we did not realize their full value as reflected on our books. We wrote down the carrying value of these interest-only strips and servicing rights by $5.4 million at June 30, 2004 to reflect their values under the terms of the sale agreement. On September 27, 2004, we received proceeds from this sale of $9.7 million.

   $23.0 MILLION INTERIM RESIDUAL REPURCHASE FACILITY.

   On November 15, 2004, we entered into a definitive agreement with The Patriot Group, LLC for a $23.0 million interim residual repurchase facility, pursuant to which the lender purchased interest-only strips held by a special purpose entity, to which we refer as the seller, organized by us to facilitate the transaction for $23.0 million. The interest-only strips transferred pursuant to this agreement had a book value of $87.6 million at September 30, 2004. The $23.0 million interim repurchase facility carries a pricing rate of 13.5% per annum over the term of the facility and required a payment at closing of a repurchase premium of $1.4 million. Under the terms of the $23.0 million interim repurchase facility, the seller agreed to repurchase the interest-only strips from the lender on the termination date of the repurchase facility in exchange for the seller's payment of a repurchase price equal to $23.0 million plus any unpaid pricing differential and fees under the agreement, less any permanent margin payments made by the seller. An exit fee of $100,000 is also due to the lender on the termination date. The termination date of the $23.0 million interim repurchase facility is the earliest of (i) December 2, 2005, (ii) at the lender's option, upon an event of default, (iii) at the seller's option, upon notice by the lender that a change of law as described in the $23.0 million interim repurchase facility has or would have the effect of reducing the lender's rate of return, and (iv) the execution of definitive documentation with respect to the warehouse facility and permanent residual repurchase facility, as described below, provided that such execution occurs not later than the close of business on November 22, 2004. All income payments on the interest-only strips purchased by the lender in connection with the $23.0 million interim repurchase facility that are made on or after November 1, 2004 will be received by the lender, applied to the obligations owed to the lender under the $23.0 million interim repurchase facility, and considered as permanent margin payments. If the warehouse facility and permanent residual repurchase facility with the lender are not effective by the close of business on November 22, 2004, we agreed to pay an additional exit fee of $250,000 on the last business day of every 90-day period until the obligations under the $23.0 million interim repurchase facility are paid in full.

   Although this transaction is structured as a sale and not a loan to us, we granted the lender a security interest in all of the interest-only strips transferred pursuant to the $23.0 million interim repurchase facility and all related assets, any rights of the seller or its affiliates to effect a cleanup call with respect to the securitizations related to the interest-only strips, and any rights to purchase delinquent loans in the underlying securitizations, the exercise of which may only be controlled by the lender upon an event of default and notice to the seller of the desire to control the exercise of such rights. To secure our obligations under the $23.0 million interim repurchase facility, the seller also pledged to the lender the stock of a wholly-owned entity which owns an interest-only strip with a book value of $23.2 million. In addition, one of our subsidiaries granted the lender an interest in its servicing advances received from borrowers in connection with our servicing activities as additional collateral.

   The $23.0 million interim repurchase facility contains representations, warranties, conditions, covenants and events of default customary for facilities of this type. The $23.0 million interim repurchase facility contains customary and other on-going conditions pursuant to which we will be required (i) to maintain at all times an effective registration statement with the SEC for the sale of at least $30.0 million of subordinated debentures;
(ii) to be able to sell or issue subordinated debentures or senior collateralized subordinated notes, except for the inability to sell or issue subordinated debentures or senior collateralized subordinated notes (a)

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on or after December 5, 2004 for more than three consecutive weeks or (b) on more than two occasions during the term of the $23.0 million interim repurchase facility irrespective of the length of time of any such two occasions; (iii) to satisfy all requirements for the continued listing of our common stock on the NASDAQ National Market System, with a delisting notification to be considered a default under the $23.0 million interim repurchase facility subject to the cure period or appeal process provided in the applicable NASDAQ listings standards or regulations; and (iv) to retain Messrs. Santilli, Ruben and Mandia in their current positions at our company or to secure a replacement employee reasonably satisfactory to the lender during the term of the $23.0 million interim repurchase facility. In addition, the $23.0 million interim repurchase facility requires that there must not have occurred any material adverse change or effect as described in the agreement and subjects us to the following conditions: (i) a requirement to provide a description of the intended use of the proceeds from the $23.0 million interim repurchase facility that is satisfactory to the lender; and
(ii) our assignment to the lender of a "key man" life insurance policy equal to at least $2.0 million.

   The failure to satisfy any of the initial or on-going conditions contained in the $23.0 million interim repurchase facility or the loss of servicing rights under more than two of our outstanding securitizations or a default under any warehouse facility constitutes an event of default which will accelerate payment of amounts due under the $23.0 million interim repurchase facility and require the seller to repurchase immediately the interest-only strips sold to the lender. The agreement also provides that, in the event of an event of default, if the seller is unable to repurchase the interest-only strips sold to the lender and pay all obligations due to the lender pursuant to the terms of the agreement, the lender may sell the interest-only strips and the seller has no right to receive any of the interest-only strips sold pursuant to the agreement or to receive the proceeds of such sale, which the lender may retain, after crediting the seller in an amount equal to the repurchase price plus other expenses and fees owing to the lender. We also acknowledged that assessments of the market value of the interest-only strips and the related assets transferred to the lender pursuant to this agreement will be made by the lender in its sole discretion.

   The $23.0 million interim repurchase facility will be accounted for as a financing transaction with the assets transferred to the lender retained on our balance sheet and the right to repurchase recorded as a liability on the balance sheet.

   In accordance with this interim residual repurchase transaction and in order to facilitate other financing transactions which are currently contemplated, we restructured our subsidiaries, distributed certain interest-only strips from ABFS Warehouse Trust 2003-1 and an additional interest-only strip with an aggregate value of $87.6 million to the lender on the $23.0 million interim residual repurchase facility, created ABFS Warehouse Trust 2004-1, a new special purpose entity, to hold certain interest-only strips, the stock of ABFS Warehouse Trust 2003-1 and the stock of another entity that holds an additional interest-only strip.

   COMMITMENT LETTER RELATED TO $30.0 MILLION WAREHOUSE FACILITY AND $23.0 MILLION RESIDUAL REPURCHASE FACILITY. On October 27, 2004, we executed a commitment letter, dated as of October 26, 2004, with a lender for: (i) a $30.0 million warehouse facility to fund the origination of residential mortgage loans, including mortgage loans for which the complete documentation will not have been received by the custodian at the time of funding and closing of such loans, referred to as newly originated loans in this document; and (ii) a $23.0 million repurchase facility for specified interest-only strips owned by one of our subsidiaries. Pursuant to the commitment letter, we agreed to organize a special purpose trust to act as borrower under the warehouse facility, hold the related newly originated loans and act as seller under the repurchase facility. We also agreed to form a second trust, referred to as the parent trust, to hold 100% of the ownership interest in the special purpose trust.

   The warehouse facility will have a term of three years, although, upon the termination of the repurchase facility at the close of its two-year term, we have an option to terminate the warehouse facility on the second anniversary of the closing date upon payment of a termination fee of $600,000. Pursuant to the commitment letter, the warehouse facility will have a floating interest rate based upon LIBOR plus a margin of 2.5% per year.


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   The warehouse facility will be secured by, among other items, (i) newly originated loans funded through the facility and proceeds from these loans;
(ii) a pledge of 100% of the common stock of ABFS Consolidated Holdings, Inc., our subsidiary that will own 97% of the parent trust; (iii) a certificate issued by the parent trust entitling an entity organized by the lender to a priority interest in all of the parent trust's assets and distributions, including income derived from certain of our interest-only strips; (iv) certain servicing advances owned by American Business Credit, Inc., our subsidiary; and (v) the value of the interest-only strips in excess of the amount necessary for the special purpose trust to satisfy its obligations under the repurchase facility.

   In connection with the warehouse facility, the lender on our $250.0 million credit facility must consent to certain aspects of the proposed transaction. In addition, the parent trust will enter into an amendment to security agreements with the trustee for our outstanding senior collateralized subordinated notes pursuant to which collateral owned by the parent trust will be pledged to secure the senior collateralized subordinated notes.

   In connection with the execution of the commitment letter, we paid fees of approximately $1.9 million. We also agreed to pay fees on the closing of the facility and over the term of the warehouse facility totaling approximately $7.1 million, as well as an annual non-use fee equal to a percentage of the undrawn portion of the warehouse facility.

   As described in the commitment letter, under the repurchase facility, an entity organized by the lender for the purposes of the repurchase facility transaction, referred to as the purchaser, will acquire specified interest-only strips for $23.0 million, which amount will be initially adjusted to reflect any pre-closing adjustments to the value of such interest-only strips that may result from distributions on the interest-only strips after September 30, 2004, changes in market conditions or other factors as determined by the purchaser, and may be reduced after the closing in case of a margin payment paid to the purchaser, as described in the repurchase facility. The interest-only strips to be transferred pursuant to this arrangement had an aggregate book value of $87.6 million at September 30, 2004. Subject to certain limitations, the repurchase price of the specified interest-only strips will be secured by the collateral under the warehouse facility, other than the specified interest-only strips necessary for the special purpose trust to satisfy its obligations under the repurchase facility. The repurchase facility will terminate two years after the closing date. We have an option to terminate the repurchase facility by repurchasing the specified interest-only strips in whole, but not in part, and paying the applicable exit fee equal to 3% of the repurchase facility amount. Our execution of the definitive agreement related to the repurchase facility will require the consent of the lender under our $250.0 million credit facility.

   The commitment letter is subject to, among other things, (i) the approval by the lender's investment committee on or prior to November 5, 2004 and (ii) the execution of definitive agreements not later than November 5, 2004. On
November 8, 2004, the lender amended the commitment letter to notify us that it had obtained the approval of its investment committee and to extend the deadline for the execution of definitive agreements from November 5, 2004 to November 22, 2004. We entered into an interim repurchase facility with this lender which will expire on December 3, 2005, which effectively replaced the $23.0 million interim residual repurchase facility described above. On
November 23, 2004, the lender amended the commitment letter, dated October 26, 2004, relating to the warehouse facility and the permanent residual repurchase facility, to extend the termination date of the commitment letter and the deadline for the crediting against closing fees of a previous payment made to the lender from November 22, 2004 to December 3, 2004. The amended commitment letter also extended the time frame for the satisfaction of certain conditions for our $23.0 million interim residual repurchase facility entered into on November 15, 2004, as described above. The amended commitment letter provides for the interim residual repurchase facility to remain in place in lieu of the permanent residual repurchase facility contemplated by the commitment letter, dated October 26, 2004, and reserves to the lender the right to amend the interim residual repurchase facility to reinstate certain closing conditions contained in the commitment letter which it had waived in order to close the interim residual repurchase facility on November 15, 2004.

   The availability of the warehouse facility and the repurchase facility, referred to as the facilities, is subject to the satisfaction of certain initial conditions which include, but are not limited to, the following: (i)

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our receipt of one or more definitive commitments from one or more other new lenders for warehouse funding of at least $100.0 million with a minimum of $30.0 million available for funding newly originated loans; and (ii) our assignment to the lender of a "key man" life insurance policy equal to at least $2.0 million, and our agreement to use our best efforts to increase such policy to $5.0 million within six months of the closing date.

   The facilities will also be subject to certain customary and other on-going conditions pursuant to which we will be required (i) to maintain at all times an effective registration statement with the SEC for the sale of at least $30.0 million of subordinated debentures; (ii) to maintain our ability to issue and sell our subordinated debentures, except for the inability to issue and sell subordinated debentures for a period of time which shall not exceed three consecutive weeks or two occasions in any 12-month period irrespective of the length of time of any such occasions; (iii) to satisfy all requirements for the continued listing of our common stock on the NASDAQ National Market, with a delisting notification to be considered a default under the facilities subject to the cure period provided in the applicable NASDAQ listing standards; and (iv) during the terms of the facilities, to retain Messrs. Santilli, Ruben and Mandia in their current positions with us or, if Messrs. Ruben or Mandia cease to hold their current positions of Executive Vice President and Chief Financial Officer, respectively, to secure a replacement employee reasonably satisfactory to the lender.

   The facilities will contain additional conditions, representations, covenants and events of default customary for transactions of this type and similar to those contained in our $250.0 million credit facility, as well as our covenant to maintain additional warehouse facilities for an aggregate of at least $350.0 million. The failure to satisfy any of the initial or on-going conditions contained in the facilities or the loss of servicing rights under more than two of our outstanding securitizations or any warehouse facility will constitute an event of default under the facilities.

   While we anticipate that we will close on the facilities with the lender, there can be no assurance that these negotiations will result in definitive agreements or that these agreements, as negotiated, will contain terms and conditions acceptable to us.

   COMMITMENT LETTER RELATED TO $150.0 MILLION WAREHOUSE FACILITY. We received a commitment letter dated as of November 1, 2004 for a mortgage warehouse facility from two warehouse lenders, including an affiliate of the lender on our $250.0 million credit facility, for the purpose of funding our home mortgage loan originations. The commitment letter becomes effective and legally obligates the parties upon the payment of the fees by us, as described below, which fees have not been paid to date. The commitment letter provides for a $150.0 million senior secured revolving facility, of which $10.0 million can be utilized to fund newly originated loans. Of the $150.0 million, one lender would provide up to approximately $132.0 million as the A Facility and the affiliate of the lender on our $250.0 million credit facility would provide up to approximately $18.0 million as the B Facility. The A Facility and B Facility together are referred to as the $150.0 million facility. The $150.0 million facility will expire on October 14, 2006 with a one-year extension of the A Facility after the expiration of the initial term subject to, among other things, the effectiveness of a committed B Facility in an amount and on terms and conditions substantially satisfactory to the A facility lender. The A Facility will have a floating interest rate based upon LIBOR plus a margin, which decreases over the term of the facility, or prime plus a margin of 1.5%. The $150.0 million facility will satisfy the option provided to the lender on our $250.0 million facility which permitted this lender to increase the maximum credit amount to $400.0 million and triggers the payment of additional fees to such lender as described below.

   The A Facility and the B Facility will each be secured by the home mortgage loans which are funded by advances under the $150.0 million facility, as well as all assets, held by a special purpose entity organized to facilitate this transaction, provided, however, that the B Facility will be subordinate to the A Facility. The $150.0 million facility will contain representations and warranties and covenants, events of default and other conditions, which are customary for a facility of this type. The commitment letter and the closing of the $150.0 million facility are subject to such other customary and commercially reasonable terms, including no material adverse condition or change in or affecting our business, operations, property, condition or prospects since June 30, 2004, our receipt of a working capital facility or reverse repurchase line of not less than $23.0 million, cash on hand and available working capital facilities of not less than $40.0 million, delivery of 2004

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audited financial statements with an unqualified audit opinion, preparation, execution and delivery of definitive loan documents, completion of due diligence by the lenders, and execution of a servicing arrangement satisfactory to the lenders.

   In connection with the execution and effectiveness of the commitment letter, we are obligated to pay the lender on the A Facility a work fee to offset its costs and expenses incurred in connection with the facility and a fee of 2.0% of the amount of the A Facility, half of which is due upon the effective date of the commitment letter and the second half upon the closing of the facility. We agreed to pay annual collateral management fees to affiliates of the lender on the A Facility over the term of the facility. We also agreed to pay the lender on the B Facility: the increase commitment fees provided for in the fee agreement related to our $250.0 million facility of approximately
$21.9 million, with approximately $1.4 million payable upon the termination of the facility and the balance payable in equal monthly installments over the term of the facility, a work fee to offset the lender's costs and expenses incurred in connection with the facility, and additional fees of $4.5 million payable in equal monthly installments over the term of the facility.

   The commitment letter terminates on November 30, 2004 if the execution and delivery of definitive agreements does not occur on or before such date. While we anticipate that we will close on the $150.0 million facility with the lenders, there can be no assurance that these negotiations will result in definitive agreements or that these agreements, as negotiated, will contain terms and conditions acceptable to us.

   Although after December 3, 2004 we expect to have mortgage loan warehouse credit facilities totaling at a minimum $530.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.

   WAIVERS AND AMENDMENTS OF FINANCIAL COVENANTS RELATED TO OUR CREDIT AGREEMENTS AND SERVICING AGREEMENTS. Our warehouse credit agreements require that we comply with one or more financial covenants regarding, for example, net worth, leverage, net income, liquidity, total debt and debt to equity and other debt ratios. Each agreement has multiple individualized financial covenant thresholds and ratio limits that we must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to us, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on our liquidity and capital resources.

   As a result of the loss experienced during fiscal 2003, we were not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of our principal credit facilities existing at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million as described below). We obtained waivers from these covenant provisions from both lenders. Commencing August 21, 2003, the lender under the $50.0 million warehouse credit facility (which had been amended in December 2002 to add a letter of credit facility) granted us a series of waivers for our non-compliance with a financial covenant in that credit facility through November 30, 2003 and on September 22, 2003, in connection with the creation of a $200.0 million credit facility on the same date, reduced this facility to an $8.0 million letter of credit facility, which secured the lease on our principal executive office. This letter of credit facility expired according to its terms on December 22, 2003, but the underlying letter of credit was renewed for a one year term on December 18, 2003. We also entered into an amendment to the $200.0 million credit facility which provided for the waiver of our non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. We entered into subsequent

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amendments to this credit facility, which extended the expiration date until
October 17, 2003. This facility was paid down in full on October 16, 2003 and expired on October 17, 2003.

   In addition, in light of the losses experienced during the first quarter of fiscal 2005 and the fiscal year 2004, we requested and obtained waivers or amendments to credit facilities as discussed below to address our non-compliance with certain financial covenants.

   The lender under a $25.0 million credit facility agreed to amend such facility in light of our non-compliance at September 30, 2003 with the requirement that our net income not be less than zero for two consecutive quarters. Pursuant to the revised terms of our agreement with this lender, no additional advances were made under this facility after September 30, 2003. This facility was paid down in full on October 16, 2003 and expired pursuant to its terms on October 31, 2003.

   On September 22, 2003, the lender under the $200.0 million facility agreed (reduced to $60.0 million) to extend the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. Our registration statement was declared effective on November 7, 2003. The lender on the $200.0 million credit facility agreed to extend the date by which we were required to close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. We subsequently obtained an additional waiver from this lender, which extended this required closing date for obtaining the additional credit facility to October 14, 2003 (this condition was satisfied by the closing of the $250.0 million facility described above). Prior to the closing of the second credit facility, our borrowing capacity on the $200.0 million facility was limited to $80.0 million. We entered into two amendments to the sale and servicing agreement with the lender under our $200.0 million facility which clarified the scope of particular financial covenants: one amendment dated as of May 12, 2004 clarified the scope of the financial covenant regarding the maintenance of minimum adjusted tangible net worth; and one amendment dated as of June 30, 2004 clarified the scope of the financial covenant regarding the maintenance of minimum cash and cash equivalents. This lender waived our noncompliance with the minimum net worth requirements at September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004 and
September 30, 2004. This lender also waived our non-compliance with: the covenant regarding minimum adjusted tangible net worth, for all monthly compliance periods commencing with the month ending April 30, 2004 and continuing through the month ending October 31, 2004; the covenant regarding minimum cash and cash equivalents, for the compliance periods ending
December 31, 2003, April 30, 2004, May 31, 2004 and October 31, 2004; the
covenant regarding the ratio of debt to adjusted tangible net worth, for the compliance periods ending September 30, 2004 and October 31, 2004; and the covenant regarding aggregate cash flow from all securitization trusts, for the compliance period ending September 30, 2004.

   We have continued to operate on the basis of waivers granted by the lender under this facility to each of these events of noncompliance. The expiration date of this facility was originally September 21, 2004, but through a series of extensions granted by this lender to facilitate our closing and implementation of replacement credit facilities, this facility is now scheduled to expire on December 3, 2004. Consequently, we currently anticipate that we will be out of compliance with one or more of the financial covenants contained in this facility at November 30, 2004 and will need an additional waiver for this noncompliance from this lender to continue to operate.

   A provision in our $250.0 million credit facility required us to maintain another credit facility for $200.0 million with a $40.0 million sublimit of such facility available for funding loans between the time they are closed by a title agency or closing attorney and the time documentation for the loans is received by the collateral agent. As a result of the reduction of our $200.0 million facility to $100.0 million, as described above, we entered into an amendment to the master loan and security agreement governing our $250.0 million facility which reduced the required amount for another facility to $100.0 million.

   Additionally, as a result of being out of compliance at various times since June 30, 2003 with the net worth requirement in several of our servicing agreements, we requested and obtained waivers of this non-compliance from the bond insurers associated with each of two separable groups of these servicing agreements. In connection with the waiver of the net worth covenant granted by one of these bond insurers, for the remaining term of the related servicing agreements, we amended the servicing agreements on

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September 30, 2003 principally to provide for 120-day term-to-term servicing and for our appointment as servicer for an initial 120-day period commencing as of October 1, 2003. The bond insurer re-appointed us as servicer under these amended servicing agreements for additional 120-day terms commencing, respectively, on January 29, 2004, May 27, 2004 and September 23, 2004. The second of these bond insurers waived our non-compliance with net worth requirements on an oral basis from September 30, 2003 through March 9, 2004, at which time it executed a written waiver document which confirmed its prior oral waivers and extended these waivers through March 14, 2004. Additionally, we entered into an agreement with this second bond insurer on February 20, 2004 which amended the related servicing agreements principally to provide for 30-day term-to-term servicing and which re-appointed us as servicer for an initial term through March 15, 2004. Subsequently, this bond insurer, on a monthly basis, has given us a waiver of the net worth covenant and re-appointed us as servicer for an additional one-month term under these amended servicing agreements for all relevant periods since the execution of the amended servicing agreements. Our reappointment as servicer under these amended servicing agreements occurs in the sole discretion of the associated bond insurer.

   Separately, one bond insurer, as a condition to its participation in our October 31, 2003 privately-placed securitization, required that we amend the servicing agreement related to a previous public securitization in which the bond insurer had provided financial guarantee insurance to the Class M certificate. The resulting amendment to this servicing agreement, dated October 31, 2003, provided, among other things, for a specifically designated back-up servicer, for 90-day term-to-term servicing and for our re-appointment as servicer for an initial 90-day term commencing October 31, 2003. This bond insurer subsequently re-appointed us as servicer under the amended servicing agreement for an additional term through April 30, 2004. On April 30, 2004 this amended servicing agreement was amended again principally to provide for 30-day term-to-term servicing and for our reappointment as servicer for a 30-day term expiring May 31, 2004. On May 24, 2004 this amended servicing agreement was further amended principally to provide for minor administrative changes to the agreement and to reappoint us as servicer for an additional term expiring June 30, 2004. This bond insurer subsequently has re-appointed us as servicer under this amended servicing agreement for successive additional terms during all relevant periods including the current term ending November 30, 2004. Our re-appointment as servicer under this amended servicing agreement is determined by reference to its provisions.

   Also separately, on March 5, 2004, we entered into agreements with another bond insurer which amended the servicing agreements related to all securitizations insured by this bond insurer. These amendments principally provided for a specifically designated back-up servicer. The original provisions of these servicing agreements providing for 3-month term-to-term servicing were not altered by these amendments. We were continuously re-appointed as servicer under these servicing agreements prior to the described amendments and we have continuously been re-appointed as servicer for all relevant periods subsequent to the described amendments. Our re-appointment as servicer under these amended servicing agreements is determined by reference to their provisions.

   As a result of the foregoing amendments to our servicing agreements, all of our servicing agreements associated with bond insurers now provide for term-to-term servicing. See "Risk Factors -- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock" for information regarding the impact of these amendments to servicing agreements.

   We amended the security agreements related to the senior collateralized subordinated notes to accommodate a request from the lender on our $250.0 million credit facility, and its affiliate, dated September 30, 2004, to clarify an inconsistency between these agreements and the $250.0 million credit facility documents related to liens on certain assets previously pledged by ABFS Warehouse Trust 2003-1 to Clearwing, the affiliate of the lender. See "-- Credit Facilities -- Credit Facilities Available at September 30, 2004" for additional information regarding these amendments.


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   Because we anticipate incurring losses at least through the second quarter of fiscal 2005 and as a result of any non-compliance with other financial covenants, we anticipate that we will need to obtain additional waivers. We cannot assure you as to whether or in what form a waiver or modification of these agreements would be granted to us.

   SUBORDINATED DEBENTURES. The issuance of subordinated debentures funds the majority of our remaining operating cash requirements. We rely significantly on our ability to issue subordinated debentures since our cash flow from operations is not sufficient to meet these requirements. In order to expand our businesses we have issued subordinated debentures to partially fund growth and to partially fund maturities of subordinated debentures. In addition, we utilize proceeds from the issuance of subordinated debentures to fund overcollateralization. During the quarter ended September 30, 2004, subordinated debentures decreased by $32.8 million compared to a decrease of $32.0 million in the quarter ended September 30, 2003. The reduction in subordinated debentures outstanding at September 30, 2004 was primarily due to the closings of the second exchange offer during the quarter ended
September 30, 2004 and the resulting conversion of $30.8 million of subordinated debentures into 15.6 million of shares of Series A preferred stock and $15.2 million of senior collateralized subordinated notes.

   On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. Holders of such subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. Senior collateralized subordinated notes issued in the exchange offer have interest rates equal to 10 basis points above the subordinated debentures tendered. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for subordinated debentures tendered with maturities of less than 12 months, while subordinated debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or a maturity of 36 months. All other senior collateralized subordinated notes issued in the exchange have maturities equal to the subordinated debentures tendered.

   The senior collateralized subordinated notes outstanding are secured by cash flows originating from interest-only strips with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes issued in the exchange offer plus priority lien obligations granted to certain of our senior lenders secured by interest-only strips and/or cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes issued in the prior exchange offers and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. In the event of insolvency, bankruptcy or liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes, and any future subordinated debentures issued by us and other unsecured debt.

   On May 14, 2004, we mailed the second exchange offer to holders of up to $120,000,000 of investment notes issued prior to November 1, 2003, which offered holders of such notes the ability to exchange their investment notes on substantially the same terms described above.

   In connection with entering into definitive agreements regarding the $23.0 million interim residual repurchase facility and the related restructuring of our subsidiaries, certain of our subsidiaries entered into an amended and restated security agreement dated November 15, 2004 with U.S. Bank, National Association, as trustee for the holders of the senior collateralized subordinated notes issued in the prior exchange offers, which amends and restates the existing security agreements related to the senior collateralized subordinated notes. Pursuant to the amended and restated security agreement, the subsidiaries that were parties to the prior security agreements reconfirmed the prior grant to the trustee of a security interest in the right to receive certain cash flows arising out of each such subsidiary's ownership interest in ABFS Warehouse Trust 2003-1 or ABFS Warehouse Trust 2004-1, the special purpose entity formed by us in connection with the $23.0 million interim residual repurchase facility.


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
   Under the terms of the prior exchange offers, the following amounts of subordinated dentures were exchanged for shares of Series A preferred stock and senior collateralized subordinated notes (in thousands):


                                                                                                       SHARES OF         SENIOR
                                                                                      SUBORDINATED      SERIES A     COLLATERALIZED
                                                                                       DEBENTURES      PREFERRED      SUBORDINATED
BY CLOSING DATES                                                                        EXCHANGED     STOCK ISSUED    NOTES ISSUED
----------------                                                                      ------------    ------------   --------------
First exchange offer:
 December 31, 2003................................................................      $ 73,554         39,095          $34,459
 February 6, 2004.................................................................        43,673         22,712           20,961
                                                                                        --------        -------          -------
   Results of first exchange offer................................................       117,227         61,807           55,420
                                                                                        --------        -------          -------
Second exchange offer:
 June 30, 2004....................................................................        60,589         31,980           28,609
 July 31, 2004....................................................................        25,414         12,908           12,506
 August 23, 2004..................................................................         5,418          2,741            2,677
                                                                                        --------        -------          -------
   Results of second exchange offer...............................................        91,421         47,629           43,792
                                                                                        --------        -------          -------
Cumulative results of prior exchange offers.......................................      $208,648        109,436          $99,212
                                                                                        ========        =======          =======

   At September 30, 2004, our interest in the cash flows from the interest-only strips which secure the senior collateralized subordinated notes totaled
$401.6 million of which approximately $146.2 million represented 150% of the outstanding principal balance of senior collateralized subordinated notes. See "-- Secured and Unsecured Indebtedness" for a description of our additional obligations related to the interest-only strips.

   Anthony J. Santilli, our Chairman, Chief Executive Officer and President, Beverly Santilli, formerly our First Executive Vice President, and Dr. Jerome Miller, our director, each held subordinated debentures eligible to participate in the first exchange offer. Each named individual tendered all such eligible subordinated debentures in the first exchange offer and as of February 6, 2004, the expiration date of the first exchange offer, pursuant to the terms of the first exchange offer, were holders of the following number of shares of Series A preferred stock (SAPS) and aggregate amount of senior collateralized subordinated notes (SCSN) outstanding: Mr. Santilli: SAPS - 4,691, SCSN - $4,691; Mrs. Santilli: SAPS - 4,691, SCSN - $4,691; Dr. Miller:
SAPS - 30,164, SCSN - $30,164. Mr. Santilli and Mrs. Santilli subsequently transferred ownership of the Series A preferred stock acquired on February 6, 2004.

   Under a registration statement declared effective by the SEC on November 7, 2003, we registered $295.0 million of subordinated debentures. Of the $295.0 million, $77.2 million of debt from this registration statement was available for future issuance as of September 30, 2004. On October 22, 2004, we filed Post-Effective Amendment No. 1 to this registration statement to update the financial and other information.

   In the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and obtaining working capital funding. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay our outstanding debt when due.

   We intend to meet our obligation to repay such debt and interest as it matures with cash flow from operations, cash flows from interest-only strips and cash generated from additional debt financing. To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our

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
operations or seek protection under the federal bankruptcy laws, which could further hinder our ability to repay the subordinated debentures when due.

   The weighted-average interest rate of our subordinated debentures issued in the month of September 2004 was 11.02%, compared to a weighted-average interest rate of 7.49% for subordinated debentures issued in the month of June 2003. We had reduced the interest rates offered on subordinated debentures beginning in the fourth quarter of fiscal 2001 and had continued reducing rates through June 2003 in response to decreases in market interest rates as well as declining cash needs during that period. However, during fiscal 2004, the weighted-average interest rate on subordinated debentures we issued had steadily increased, reflecting our financial condition. We expect to reduce the interest rates offered on subordinated debentures over time as our business and cash needs, our financial condition, liquidity, future results of operations, market interest rates and competitive factors permit. The weighted average remaining maturity of our subordinated debentures at September 30, 2004 was 11.5 months compared to 13.5 months at June 30, 2004 and 19.5 months at June 30, 2003.

   TERMS OF THE SERIES A PREFERRED STOCK. The Series A preferred stock has a par value of $0.001 per share and may be redeemed at our option at a price equal to the liquidation value plus accrued and unpaid dividends after the second anniversary of the issuance date. There were 109,435,580 shares of the Series A preferred stock issued and outstanding at September 30, 2004.

   Upon any voluntary or involuntary liquidation, the holders of the Series A preferred stock will be entitled to receive a liquidation preference of $1.00 per share, plus accrued and unpaid dividends to the date of liquidation. Based on the shares of Series A preferred stock outstanding on September 30, 2004, the liquidation value equals $109.4 million.

   Monthly cash dividend payments are $0.008334 per share of Series A preferred stock (equivalent to $0.10 per share annually or 10% annually of the liquidation value). Payment of cash dividends on the Series A preferred stock is subject to compliance with applicable Delaware state law. Based on the shares of Series A preferred stock outstanding on September 30, 2004, the annual cash dividend requirement equals $10.9 million.

   On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if dividends are not paid in full on the Series A preferred stock), each share of the Series A preferred stock is convertible at the option of the holder into a number of shares of our common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A preferred stock has become convertible due to a failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by
(B) the market value of a share of our common stock (which figure shall not be less than $5.00 per share regardless of the actual market value on the conversion date).

   Based on the $5.00 per share market value floor and if each share of Series A preferred stock issued in the prior exchange offers converted at the conversion prices listed below, the number of shares of our common stock which would be issued upon conversion follows (shares in thousands):


                                                           AS OF SEPTEMBER 30,
                                                                  2004
                                                         -----------------------
                                                                     CONVERTIBLE
                                                         NUMBER OF   INTO NUMBER
                                                         PREFERRED    OF COMMON
                                                          SHARES        SHARES
                                                         ---------   -----------
Conversion at $1.20 .................................     109,436       26,265
Conversion at $1.30 .................................     109,436       28,453


   As described above, the conversion ratio of the Series A preferred stock increases during the first three years following its issuance, which provides the holders of the Series A preferred stock with a discount on the shares of common stock that will be issued upon conversion. Under guidance issued by the EITF in issue

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
98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," this discount, or beneficial conversion feature, must be valued and amortized to the income statement as additional non-cash preferred dividends over the three-year period that the holders of the Series A preferred stock earn the discount.

   We computed the value of the beneficial conversion feature using the conversion ratio of $1.30 to $5.00, which is the conversion term that is most beneficial to the investor and would result in the issuance of 28.5 million shares of common stock based on the shares of Series A preferred stock that were issued through September 30, 2004. The value of the beneficial conversion feature equals the excess of the intrinsic value of those 28.5 million shares of common stock at their closing prices on the dates the preferred stock was issued, over the value of the Series A preferred stock on the same dates. The value of the Series A preferred stock was equal to the carrying value of the subordinated debentures exchanged. For closings under the prior exchange offers through September 30, 2004, the value of the beneficial conversion feature was $11.3 million. During the first quarter of fiscal 2005, amortization of $0.9 million was added to the $2.6 million of cash dividends declared on the Series A preferred stock resulting in a total charge to the income statement of $3.5 million. During fiscal 2004, amortization of $0.8 million was added to the $2.9 million of cash dividends declared on the Series A preferred stock resulting in a total charge to the income statement of $3.7 million. The offset to the charge to the income statement for the amortization of the beneficial conversion feature is recorded to additional paid in capital. Amortization of the total value of the beneficial conversion feature will be $3.6 million in fiscal 2005, $3.8 million in fiscal 2006 and $3.0 million for fiscal 2007.

   SALES INTO SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET FACILITIES. In the past, we have relied significantly on access to the asset-backed securities market through securitizations to provide permanent funding of our loan production. Our adjusted business strategy will continue to rely on access to this market, although to a lesser extent. We also may retain the right to service the loans. Residual cash from the loans after required principal and interest payments are made to the investors provides us with cash flows from our interest-only strips. See "-- Off-Balance Sheet Arrangements" for further detail of our securitization activity and effect of securitizations on our liquidity and capital resources.

   OTHER LIQUIDITY CONSIDERATIONS. At our annual meeting of stockholders held on December 31, 2003, our shareholders approved three proposals to enable us to consummate the first exchange offer: a proposal to increase the number of authorized shares of common stock from 9.0 million to 209.0 million, a proposal to increase the number of authorized shares of preferred stock from
3.0 million to 203.0 million, and a proposal to authorize us to issue Series A preferred stock in connection with our first exchange offer and the common stock issuable upon the conversion of the Series A preferred stock.

   At a special meeting of stockholders held on June 29, 2004, our stockholders approved a proposal to authorize the issuance of shares of Series A preferred stock in connection with our second exchange offer and the common stock issuable upon the conversion of the Series A preferred stock. At our 2004 annual meeting of stockholders to be held on December 27, 2004, our stockholders are being asked to approve a proposal to authorize the issuance of shares of Series A preferred stock in connection with this exchange offer and the common stock issuable upon the conversion of the Series A preferred stock. If stockholder approval is not obtained, we will not be able to complete this exchange offer.

   Stockholder approval of these issuances of securities is required pursuant to the NASDAQ Corporate Governance Rules as the issuance of such shares could result in a change in control of our company. In addition to meeting the requirements of the prior exchange offers, the preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

   A further decline in economic conditions, continued instability in financial markets or further acts of terrorism in the United States may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debentures, increases in delinquencies and credit losses in our total loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent the United States experiences an economic downturn, unusual economic patterns and

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
unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to hedge our loan portfolio effectively against market interest rate changes which could cause reduced profitability. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debentures could be impaired. Additionally, under the Servicemembers Civil Relief Act, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service and may be entitled to other forms of relief from mortgage obligations. To date, compliance with the Act has not had a material effect on our business.

LEGAL AND REGULATORY CONSIDERATIONS

   Local, state and federal legislatures, state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants, failing to adequately disclose the material terms of loans to the borrowers and abusive servicing and collections practices. As a result of initiatives such as these, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney -- Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may enact legislation, we are currently evaluating the potential impact of these legislative initiatives, if adopted, on our lending practices and results of operations.

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. Prior to its preclusion in July 2003, we used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees on new loans in some of the states where we originate loans. Prior to this rule becoming effective, 80% to 85% of the home mortgage loans we originated contained prepayment fees. The origination of a high percentage of loans with prepayment fees impacts our securitization gains and securitization assets by helping to reduce the likelihood of a borrower prepaying their loan, thereby prolonging the life of a securitization, and increasing the amounts of residual cash flow, servicing fees and prepayment fees we can expect to collect over the life of a securitization. We currently expect that the percentage of loans that we will originate in the future containing prepayment fees will decrease to approximately 65% to 70%. During the first quarter of fiscal 2005 and fiscal 2004, approximately 78% and 72%, respectively, of the loans we originated contained prepayment fees. This decrease in prepayment fee penetration will potentially reduce the amount of gains and

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
securitization assets we will record on any future securitizations. Because there are many other variables including market conditions, which will also impact securitizations, we are unable to quantify the impact of this rule on any future securitization assets and related gains until we complete a publicly-placed securitization of loans which we originated since this rule became effective. Additionally, in an earlier decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees were applicable to loans made in New Jersey, including alternative mortgage transactions. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior Court of New Jersey and held that the Parity Act had preempted the New Jersey Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, the plaintiff has petitioned the United States Supreme Court for certiorari in this matter.

   Although we are licensed or otherwise qualified to originate loans in 46 states, our loan originations are concentrated mainly in the eastern half of the United States. Recent expansion has positioned us to increase originations in the western portion of the United States, especially California. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in reduced profitability See "Risk Factors -- An economic downturn or recession in a small number of states could hinder our ability to operate profitably and reduce the funds available to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, which could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

   We are also subject, from time to time, to private litigation resulting from alleged "predatory lending" practices. We expect that as a result of the publicity surrounding predatory lending practices and the recent New Jersey court decision regarding the Parity Act, we may be subject to other class action suits in the future. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, which may hinder our ability to operate profitably, negatively impair our ability to repay our senior collateralized subordinated notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   On May 20, 2004, the purported consumer class action lawsuit captioned Moore
v. American Business Financial Services, Inc. et al, No. 003237 was filed against us, our lending subsidiaries and an unrelated party in the Philadelphia Court of Common Pleas. The lawsuit was brought on behalf of residential mortgage consumers and challenges the validity of our deed in lieu of foreclosure and force-placed insurance practices as well as certain mortgage service fees charged by us. This lawsuit relates, in part, to the same subject matter as the U.S. Attorney's inquiry concluded in December 2003 with no findings of wrongdoing as discussed below. The lawsuit seeks actual and treble damages, statutory damages, punitive damages, costs and expenses of the litigation and injunctive relief. Procedurally, this lawsuit is in a very preliminary stage. We believe the complaint contains fundamental factual inaccuracies and that we have numerous defenses to these allegations. We intend to vigorously defend this lawsuit. Due to the inherent uncertainties in litigation and because the ultimate resolution of this proceeding is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations.

   SECURITIES CLASS ACTION LAWSUITS AND SHAREHOLDER DERIVATIVE ACTION. In January and February of 2004, four class action lawsuits were filed against us and certain of our officers and directors. Lead plaintiffs and counsel were appointed on June 3, 2004. A consolidated amended class action complaint that supersedes these four complaints was filed on August 19, 2004 in the United States District Court for the Eastern District of Pennsylvania.

   The consolidated amended class action complaint brings claims on behalf of a class of all purchasers of our common stock for a proposed class period of January 27, 2000 through June 26, 2003. The consolidated complaint names us, our director and Chief Executive Officer, Anthony Santilli, our Chief
Financial Officer, Albert Mandia, and former director, Richard Kaufman, as defendants and alleges that we and the named

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
directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. The consolidated complaint alleges that, during the applicable class period, our forbearance and deferment practices enabled us to, among other things, lower our delinquency rates to facilitate the securitization of our loans which purportedly allowed us to collect interest income from our securitized loans and inflate our financial results and market price of our common stock. The consolidated amended class action complaint seeks unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief. We filed a motion to dismiss this class action on October 21, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The lawsuit was brought nominally on behalf of the company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to us, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of the motion to dismiss the consolidated amended complaint filed in the putative consolidated securities class action.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position, results of operations or cash flows. See "Risk Factors -- We are subject to private litigation, including lawsuits resulting from the alleged "predatory" lending practices, as well as securities class action and derivative lawsuits, the impact of which on our financial position is uncertain. The inherent uncertainty related to litigation of this type and the preliminary stage of these suits makes it difficult to predict the ultimate outcome or potential liability that we may incur as a result of these matters."

   JOINT AGREEMENT WITH THE U.S. ATTORNEY'S OFFICE. On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ended the inquiry by the U.S. Attorney initiated pursuant to the civil subpoena dated May 14, 2003. The U.S. Attorney's inquiry focused on our forbearance policies, primarily on our practice of requesting a borrower who entered into forbearance agreement to execute a deed in lieu of foreclosure. In response to the inquiry and as part of the Joint Agreement, we, among other things, adopted a revised forbearance policy, which became effective on November 19, 2003 and agreed to make an $80 thousand contribution to a housing counseling organization approved by the U.S. Department of Housing and Urban Development, of which $40 thousand was contributed with the balance being due in 2005. We do not believe that the Joint Agreement with the U.S. Attorney has had a significant impact on our operations. See "Business -- Legal Proceedings."

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

   Our consolidated financial statements are prepared in accordance with GAAP. The accounting policies discussed below are considered by management to be critical to understanding our financial condition and results of operations. The application of these accounting policies requires significant judgment and assumptions by management, which are based upon historical experience and future expectations. The nature of our business and our accounting methods make our financial condition, changes in financial condition and results of operations highly dependent on management's estimates. The line items on our income statement and balance sheet impacted by management's estimates are described below.

   REVENUE RECOGNITION. When we securitize loans, revenue recognition is highly dependent on the application of Statement of Financial Accounting Standards, referred to as SFAS in this document, No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," referred to as SFAS No. 140 in this document, and "gain-on-sale" accounting to our loan securitizations. While we

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completed no securitization in the three months ended September 30, 2004 and recorded minimal gains for the three months ended September 30, 2003, we believe the accounting estimates related to gain on sale are critical accounting estimates because more than 80% of the securitization gains in fiscal 2003 were based on estimates of the fair value of retained interests. Securitization gains represent the difference between the net proceeds to us, including retained interests in the securitization, and the allocated cost of loans securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights we may retain based upon their relative fair values. Estimates of the fair values of the interest-only strips and the servicing rights we may retain are discussed below. The amount recognized as gain on sale for the retained interests we receive as proceeds in a securitization, in accordance with accounting principles generally accepted in the United States of America, is highly dependent on management's estimates.

   INTEREST-ONLY STRIPS. Interest-only strips, which represent the right to receive future cash flows from securitized loans, represented 41.4% of our total assets at September 30, 2004 and 44.0% of our total assets at June 30, 2004 and are carried at their fair values. Interest-only strips are initially recorded at their allocated cost basis at the time of recording a securitization gain and in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," referred to as SFAS No. 115 in this document, are then written up to their fair value through other comprehensive income, a component of stockholders' equity.

   Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on pools of loans sold through securitizations. We believe the accounting estimates used in determining the fair value of interest-only strips are critical accounting estimates because estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part, on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. The actual loan prepayment rate may be affected by a variety of economic and other factors, including prevailing interest rates, the availability of alternative financing to borrowers and the type of loan.

   We re-evaluate expected future cash flows from our interest-only strips on a quarterly basis. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on our estimate of residual cash flows and on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment for impairment. In accordance with the provisions of Emerging Issues Task Force guidance on issue 99-20, "Recognition of Interest Income and Impairment on Purchased and
Retained Beneficial Interests in Securitized Financial Assets," referred to as EITF 99-20 in this document, and SFAS No. 115, decreases in the fair value of interest-only strips that are deemed to be other than temporary adjustments to fair value are recorded through the income statement, which would adversely affect our income in the period of adjustment. Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income, which would adversely affect our stockholders' equity in the period of adjustment.

   During the first quarter of fiscal 2005, we recorded a pre-tax write up of $18.6 million on our interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up of interest-only strips resulted from a reduction to our assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once we move beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed.


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
   During fiscal 2004, we recorded total pre-tax other than temporary valuation adjustments on our interest-only strips of $57.0 million, of which in accordance with EITF 99-20, $39.6 million was charged as expense to the income statement and $17.4 million was charged to other comprehensive income. The valuation adjustments primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced during the fiscal year ended June 30, 2004 due to the continuing low interest rate environment. Additionally, on June 30, 2004, we wrote down the carrying value of our interest-only strips related to five of our mortgage securitization trusts by $4.1 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets is described in "-- Liquidity and Capital Resources." See "-- Securitizations" for more detail on the estimation of the fair value of interest-only strips and the sensitivities of these balances to changes in assumptions and the impact on our financial statements of changes in assumptions. See "Risk Factors -- Our estimates of the value of interest-only strips and servicing rights we receive when we securitize loans could be inaccurate and could limit our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

   Interest accretion income represents the yield component of cash flows received on interest-only strips. We use a prospective approach to estimate interest accretion. As previously discussed, we update estimates of residual cash flow from our securitizations on a quarterly basis. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, we recognize a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact our current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others.

   SERVICING RIGHTS. Servicing rights, which represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers, net of adequate compensation that would be required by a substitute servicer, represented 6.2% of our total assets at September 30, 2004 and 7.1% of our total assets at June 30, 2004. Servicing rights are carried at the lower of cost or fair value. The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. We believe the accounting estimates used in determining the fair value of servicing rights are critical accounting estimates because the projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. We monitor the current assumptions for prepayment rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions, made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment, which would adversely affect our income in the period of adjustment.

   A review for impairment is performed on a quarterly basis by stratifying the serviced loans by loan type, home mortgage or business purpose loans, which we consider to be the predominant risk characteristic in the portfolio of loans we service. In establishing loan type as the predominant risk characteristic, we considered the following additional loan characteristics and determined these characteristics as mostly uniform within our two types of serviced loans and not predominant for risk stratification:

     o Fixed versus floating rate loans -- All loans we service in our securitizations are fixed-rate loans.

     o Conforming versus non-conforming loans -- All loans we service are sub-prime (non-conforming) loans, with over 80% of the loans serviced having credit grades of A or B.


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
     o Interest rate on serviced loans -- The serviced loan portfolio has a high penetration rate of prepayment fees. Sub-prime borrowers, in general, are not as influenced by movement in market interest rates as conforming borrowers. A sub-prime borrower's ability to `rate shop' is generally limited due to personal credit circumstances that are not market driven.

     o Loan collateral -- All loans we service are secured by real estate, with approximately 85% secured with first liens on residential property.

     o Individual loan size -- The average loan size in our managed portfolio is $71 thousand. The managed portfolio is approximately $1.6 billion at September 30, 2004 with approximately 22 thousand loans. There are no significant defining groupings with respect to loan size. No loans are greater than $1.0 million, only $9.1 million of loans have principal balances greater than $500 thousand, and only $30.3 million of loans have principal balances greater than $350 thousand.

     o Geographic location of loans -- The largest percentage of loans we service are geographically located in the mid-Atlantic and northeast sections of the United States.

     o Original loan term -- Home equity loan terms are primarily 180, 240 or 360 months. Business purpose loan terms are primarily 120 or 180 months.

   If our quarterly analysis indicates the carrying value of servicing rights is not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance or write down would be required. Our valuation analyses indicated that no adjustment was required in the quarter ended September 30, 2004 and $5.5 million was required in fiscal 2004. The fiscal 2004 valuation adjustment for impairment of servicing rights was due to higher than expected prepayment experience. Additionally, on June 30, 2004, we wrote down the carrying value of our servicing rights related to five of our mortgage securitization trusts by $1.3 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets is described in "-- Liquidity and Capital Resources." In accordance with SFAS No. 140, the write downs were recorded as a charge to the income statement. Impairment is measured as the excess of carrying value over fair value. See "-- Securitizations" for more detail on the estimation of the fair value of servicing rights and the sensitivities of these balances to changes in assumptions and the estimated impact on our financial statements of changes in assumptions.

   Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to, and over the period of, estimated future servicing income on that particular pool of loans.

   DEFERRED TAX ASSET. Estimates of deferred tax assets and deferred tax liabilities make up the deferred income tax asset on our balance sheet. These estimates involve significant judgments and estimates by management, which may have a material impact on the carrying value of the deferred income tax asset. We periodically review the deferred income tax asset to determine if it is more likely than not that we will realize this deferred tax asset.

   Our net deferred income tax increased from $59.1 million at June 30, 2004 to $66.2 million at September 30, 2004. For more detail on this net deferred income tax asset, see Note 10 of the September 30, 2004 Consolidated Financial Statements. This increase results primarily from recording $13.6 million of federal income tax benefits on our prior loss for the quarter ended
September 30, 2004, partially offset by the deferred tax credit recorded on September 30, 2004 write-up of our interest-only strips. In fiscal 2004, we recorded $68.3 million of federal and state income tax benefits on our pre-tax loss for the fiscal year ended June 30, 2004. These federal and state income tax benefits will be realized against anticipated future years' state and federal taxable income. Factors we considered in determining that it is more likely than not we will realize this deferred tax asset included: (i) the circumstances producing the losses for the fourth quarter of fiscal 2003, the fiscal year ended June 30, 2004 and the quarter ended September 30, 2004; (ii) our historical profitability prior to the fourth quarter of fiscal 2003; (iii) the anticipated impact that our adjusted business strategy will have on producing more currently taxable income than our previous business strategy produced due to higher loan originations and shifting from securitizations to whole loan sales; (iv) the achievability of anticipated levels of future taxable income under our adjusted business strategy; and (v) the likely utilization

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
of our net operating loss carryforwards. Additionally, we consider tax-planning strategies we can use to increase the likelihood that the deferred income tax asset will be realized.

   Our adjusted business strategy, as described in "Business -- Business Strategy," will more likely than not produce the level of loan originations that we need to achieve taxable income. In the month of September 2004 under our adjusted business strategy, we originated $234.0 million of loans and management believes that amount would have been higher if not for the impact of hurricanes in some of the states in which we originate loans. Once our adjusted business strategy is fully implemented, we anticipate increasing our loan originations to approximately $400.0 million to $600.0 million per month, which will return us to profitable operations. We have significantly expanded our geographic reach and established a strong presence on the west coast in fiscal 2004, and are continuing to apply our adjusted business strategy, particularly as it relates to expanding our broker channel and offering adjustable rate mortgages, purchase money mortgages and more competitively priced fixed rate mortgages. Additionally, economic conditions are favorable for loan originations with growing GDP and employment, high real estate values and moderate increases in interest rates.

   In determining that it is more likely than not that we would realize our deferred tax asset, adequate funding and liquidity was assumed based on the current status of negotiations with credit facility providers. Credit facilities of at a minimum $530.0 million and a working capital line of $23.0 million were assumed. In addition to our existing $250.0 million credit facility which has two more years remaining on its term, on November 5, 2004, we closed a new credit facility totaling $100.0 million (which can be increased to $175.0 million from month four through month ten of the facility term at the sole discretion of the lender). As of November 12, 2004, we had a commitment letter for a new $150.0 million credit facility, a firm commitment for a new $30.0 million credit facility and a $23.0 million repurchase facility. These facilities are expected to close by November 30, 2004 bringing our total credit facilities to $530.0 million possibly growing to $605.0 million at the sole discretion of one of our lenders. The combination of existing financing and financing scheduled to close before November 30, 2004 provides adequate funding to determine that it is more likely than not that we will realize our deferred tax asset.

   ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is maintained on non-accrual loans to account for delinquent loans and leases and delinquent loans that have been repurchased from securitization trusts. The allowance is maintained at a level that management determines is adequate to absorb estimated probable losses. The allowance is calculated based upon management's estimate of our ability to collect on outstanding loans based upon a variety of factors, including, periodic analysis of the loans, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan charge-offs reduce the allowance. Delinquent loans are charged off against the allowance in the period in which a loan is deemed fully uncollectable or when liquidated in a payoff or sale. If the actual collection of outstanding loans is less than we anticipate, further write downs would be required which would reduce our net income in the period the write down was required.

   DERIVATIVE FINANCIAL INSTRUMENTS. We utilize derivative financial instruments to manage the effect of changes in interest rates on the fair value of our loans between the date loans are originated at fixed interest rates and the date the terms and pricing for a whole loan sale are fixed or the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced. See "-- Quantitative and Qualitative Disclosures About Market Risk -- Strategies for Use of Derivative Financial Instruments" for more detail.

   Derivative contracts receive hedge accounting only if they are designated as a hedge and are expected to be, and are, highly effective in substantially reducing interest rate risk arising from the pools of mortgage loans exposing us to risk. Under hedge accounting, the gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in the Statement of Income (included in the caption "gains and losses on derivative financial instruments") as it occurs with an offsetting adjustment to the hedged loans attributable to the risk being hedged also reported in the Statement of Income. The fair value of derivative financial instruments is determined based on quoted market prices. The fair value of the

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
hedged loans is determined based on current pricing of these assets in a whole loan sale or securitization. Cash flows resulting from fair value hedges are reported in the period they occur.

   Assuming a hedge relationship continues to be highly effective, determined as described below, the relationship continues until the mortgage loan pool is sold in a whole loan sale, is committed to a forward sale agreement or is sold in a securitization. When a hedge relationship is terminated, the derivative financial instrument may be re-designated as a hedge of a new mortgage pool.

   The effectiveness of our fair value hedges is periodically assessed. Fair value hedges must meet specific effectiveness tests to be considered highly effective. Over time the change in the fair values of the derivative financial instrument must be within 80 to 120 percent of the change in the fair value of the hedged loans due to the designated risk. If highly effective correlation does not exist, we discontinue hedge accounting prospectively.

   DEVELOPMENT OF CRITICAL ACCOUNTING ESTIMATES. On a quarterly basis, senior management reviews the estimates used in our critical accounting policies. As a group, senior management discusses the development and selection of the assumptions used to perform its estimates described above. Management has discussed the development and selection of the estimates used in our critical accounting policies as of September 30, 2004 and June 30, 2004 with the Audit Committee of our Board of Directors. In addition, management has reviewed its disclosure of the estimates discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with the Audit Committee.

   IMPACT OF CHANGES IN CRITICAL ACCOUNTING ESTIMATES. For a description of the impact of changes in critical accounting estimates related to interest-only strips and servicing rights in the quarter ended September 30, 2004 and the fiscal years ended June 30, 2004, 2003 and 2002, see "-- Securitizations."

   Initial Adoption of Accounting Policies. In conjunction with the relocation of our corporate headquarters to new leased office space, we entered into a lease agreement and certain governmental grant agreements, which provided us with reimbursement for certain expenditures related to our office relocation. The reimbursable expenditures included both capitalizable items for leasehold improvements, furniture and equipment and expense items such as legal costs, moving costs and employee communication programs. Amounts reimbursed to us in accordance with our lease agreement are initially recorded as a liability on our balance sheet and will be amortized in the income statement on a straight-line basis over the term of the lease as a reduction of rent expense. Amounts received from government grants were initially recorded as a liability. Grant funds received to offset expenditures for capitalizable items are classified as a reduction of the related fixed asset and amortized to income over the depreciation period of the related asset as an offset to depreciation expense. Amounts received to offset expense items were recognized in the income statement as an offset to the expense item.

IMPACT OF CHANGES IN CRITICAL ACCOUNTING ESTIMATES IN PRIOR FISCAL YEARS

   During fiscal 2004 and fiscal 2003, we recorded valuation adjustments on our securitization assets of $63.8 million and $63.3 million, respectively. The breakout of the total pre-tax adjustments recorded in fiscal 2004 and fiscal 2003 between interest-only strips and servicing rights, and the amounts charged as expense to the income statement or to other comprehensive income were as follows (in thousands):


                                                             YEAR ENDED JUNE 30, 2004                YEAR ENDED JUNE 30, 2003
                                                       ------------------------------------    ------------------------------------
                                                        TOTAL      INCOME         OTHER         TOTAL      INCOME         OTHER
                                                        WRITE     STATEMENT   COMPREHENSIVE     WRITE     STATEMENT   COMPREHENSIVE
                                                         DOWN      IMPACT     INCOME IMPACT      DOWN      IMPACT     INCOME IMPACT
                                                       -------    ---------   -------------    -------    ---------   -------------
Interest-only strips ...............................   $57,031     $39,659       $17,372       $57,973     $39,900       $18,073
Servicing rights ...................................     6,791       6,791            --         5,282       5,282            --
                                                       -------     -------       -------       -------     -------       -------
Total securitization assets ........................   $63,822     $46,450       $17,372       $63,255     $45,182       $18,073
                                                       =======     =======       =======       =======     =======       =======


   The amounts of the valuation adjustments recorded in fiscal 2004 and fiscal 2003 related to changes in critical accounting estimates are discussed below. See "-- Application of Critical Accounting Estimates --

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
Interest-Only Strips" and "-- Application of Critical Accounting Estimates -- Servicing Rights" for a discussion of how valuation adjustments are recorded.

   DISCOUNT RATES. The amounts of the valuation adjustments recorded in fiscal 2004 and fiscal 2003 related to changes in discount rates were as follows (in thousands):


                                                      YEAR ENDED JUNE 30, 2004                     YEAR ENDED JUNE 30, 2003
                                             -----------------------------------------    -----------------------------------------
                                                             INCOME          OTHER                        INCOME          OTHER
                                                TOTAL       STATEMENT    COMPREHENSIVE       TOTAL       STATEMENT    COMPREHENSIVE
                                                WRITE         WRITE       INCOME WRITE       WRITE         WRITE       INCOME WRITE
                                                DOWN/      DOWN/(WRITE    DOWN/(WRITE        DOWN/      DOWN/(WRITE    DOWN/(WRITE
RELATED TO DISCOUNT RATE                     (WRITE UP)        UP)            UP)         (WRITE UP)        UP)            UP)
------------------------                     ----------    -----------   -------------    ----------    -----------   -------------
Interest-only strips .....................      $(16)         $(553)          $537         $(20,904)     $(10,756)      $(10,148)
Servicing rights .........................        --             --             --          (7,118)       (7,118)              --
                                                ----          -----           ----         --------      --------       ---------
Total securitization assets ..............      $(16)         $(553)          $537         $(28,022)     $(17,874)      $(10,148)
                                                ====          =====           ====         ========      ========       =========


   The valuation adjustment on interest-only strips for fiscal 2004 included the net impact of a December 31, 2003 reduction in the discount rate applied to value the residual cash flows from interest-only strips from 11% to 10%, and a subsequent increase in that discount rate at June 30, 2004 back to 11%. The discount rate was reduced to 10% on December 31, 2003 from 11% on September 30, 2003 and June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The increase in the discount rate to 11% at June 30, 2004 was made to reflect an increase in market interest rates that had occurred since the end of the March 2004 quarter. The
December 31, 2003 reduction in the discount rate had a favorable impact of $8.4 million on that quarter's valuation adjustment. The June 30, 2004 increase in discount rate had an unfavorable impact of $8.4 million on that quarter's valuation adjustment. There was no change in the discount rate applied to value the cash flows from servicing rights.

   During fiscal 2003, we reduced the discount rates applied to value the residual cash flows from interest-only strips and the cash flows from servicing rights. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The reductions in discount rates for fiscal 2003 are discussed in more detail below.

   From June 30, 2000 through March 31, 2003, we had applied a discount rate of 13% to residual cash flows. On June 30, 2003, we reduced that discount rate to 11% based on the following factors:

     o We had experienced a period of sustained decreases in market interest rates. Interest rates on three and five-year term US Treasury securities have been on the decline since mid-2000. Three-year rates had declined approximately 475 basis points and five-year rates have declined approximately 375 basis points over that period.

     o The interest rates on the bonds issued in our securitizations over that same timeframe also had experienced a sustained period of decline. The trust certificate pass-through interest rate had declined 426 basis points, from 8.04% in the 2000-2 securitization to 3.78% in the 2003-1 securitization.

     o The weighted average interest rate on loans securitized had declined from a high of 12.01% in the 2000-3 securitization to 10.23% in the 2003-1 securitization.

     o Market factors and the economy favored the continuation of low interest rates for the foreseeable future.

     o Economic analysis of interest rates and data released at the time of the June 30, 2003 evaluation supported declining mortgage refinancings even though predicting the continuation of low interest rates for the foreseeable future.

     o The interest rates paid on subordinated debentures issued, which is used to fund our interest-only strips, had declined from a high of 11.85% in February 2001 to a rate of 7.49% in June 2003.

   However, because the discount rate is applied to projected cash flows, which consider expected prepayments and losses, the discount rate assumption was not evaluated in isolation. These risks involved in

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our securitization assets were considered in establishing a discount rate. The impact of this reduction in discount rate from 13% to 11% was to increase the valuation of our interest-only strips by $17.6 million at June 30, 2003.

   We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. In fiscal 2001, we instituted the use of a minimum discount rate of 6.5% on overcollateralization cash flows. At
June 30, 2003 we reduced the minimum discount rate to 5.0% to reflect the sustained decline in interest rates. This reduction in the minimum discount rate impacted the valuation of three securitizations and increased the June 30, 2003 valuation of our interest-only strips by $3.3 million. At September 30, 2004, only one of our securitizations was using the 5.0% floor discount rate and that floor was removed for the September 30, 2004 valuation.

   The blended rate used to value our interest-only strips at June 30, 2003 was 9%.

   From June 2000 to March 2003, the discount rate applied in determining the fair value of servicing rights was 11%, which was 200 basis points lower than the 13% discount rate applied to value residual cash flows from interest-only strips during that period. On June 30, 2003, we reduced the discount rate on servicing rights cash flows to 9%. The impact of the June 30, 2003 reduction in discount rate from 11% to 9% was to increase the valuation of our servicing rights by $7.1 million at June 30, 2003. This favorable impact was offset by a decrease of $12.4 million mainly due to prepayment experience in fiscal 2003.

   PREPAYMENT RATES. From the second quarter of fiscal 2002 through the first quarter of fiscal 2005, we revised the prepayment rate assumptions used to value our securitization assets, thereby impacting the fair value of these assets. See "-- Securitizations" for discussion of the impacts of these revisions in prepayment rate assumptions.

OFF-BALANCE SHEET ARRANGEMENTS

   We use off-balance sheet arrangements extensively in our business activities. The types of off-balance sheet arrangements we use include special purpose entities for the securitization of loans, obligations we incur as the servicer of securitized loans and other contractual obligations such as operating leases for corporate office space. See "-- Liquidity and Capital Resources" for additional information regarding our off-balance sheet contractual obligations.

   We have used special purpose entities and off-balance sheet facilities in our mortgage loan securitizations. Asset securitizations are one of the most common off-balance sheet arrangements in which a company transfers assets off of its balance sheet by selling them to a special purpose entity. We sell our loans into off-balance sheet facilities to generate the cash to pay off revolving credit facilities and to generate revenue through securitization gains. The special purpose entities described below meet our objectives for mortgage loan securitization structures and comply with accounting principles generally accepted in the United States of America. We expect to use off-balance sheet facilities in any future securitizations.

   Our securitizations involve a two-step transfer that qualifies for sale accounting under SFAS No. 140. First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the special purpose entity sells the loans to a qualified special purpose entity, which we refer to as the trust. The trust is a distinct legal entity, independent from us. By transferring title of the loans to the trust, we isolate those assets from our assets. We receive a true sale opinion from legal counsel for each securitization. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans we have sold. Cash from the sale of certificates to third party investors is returned to us in exchange for our loan receivables and we use this cash, in part, to repay any borrowings under warehouse and credit facilities. The off-balance sheet trusts' activities are restricted to holding title to the loan collateral, issuing certificates to investors and distributing loan payments to the investors and us in accordance with the relevant agreement.


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   When we securitize loans, we also may retain the right to service the loans.
We do not service the loans in the 2003-2 securitization, our most recent securitization, which closed in October 2003. We have no additional obligations to the off-balance sheet facilities other than those required as servicer of the loans and for breach of covenants or warranty obligations. We are not required to make any additional investments in the trusts. Under current accounting rules, the trusts do not qualify for consolidation in our financial statements. The trusts carry the loan collateral as assets and the certificates issued to investors as liabilities. Residual cash from the loans after required principal and interest payments are made to the investors and after payment of certain fees and expenses provides us with cash flows from our interest-only strips. We expect that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debentures and our operating cash needs.

   We may retain the rights to service the loans we sell through securitizations. If we retain the servicing rights, as the servicer of securitized loans, we are obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advance from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make on a mortgage loan from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   At September 30, 2004 and June 30, 2004, the mortgage securitization trusts held loans with an aggregate principal balance due of $1.6 billion and $1.9 billion as assets and owed $1.5 billion and $1.7 billion to third party investors, respectively. There were no revenues from the sale of loans to securitization trusts for the three months ended September 30, 2004. The revenues for the three months ended September 30, 2003 were $0.8 million. Revenues from the sale of loans to securitization trusts were $15.1 million, or 15.6% of total revenues for the fiscal year ended June 30, 2003. We have interest-only strips and servicing rights with fair values of $448.8 million and $66.7 million, respectively at September 30, 2004, which combined represent 48% of our total assets. Net cash flows received from interest-only strips and servicing rights were $35.7 million for the three months ended September 30, 2004, $61.6 million for the three months ended September 30, 2003, $194.7 million for fiscal 2004 and $132.1 million for fiscal 2003. These amounts are included in our operating cash flows.

   We also used special purpose entities in our sales of loans to a $300.0 million off-balance sheet mortgage conduit facility that was available to us until July 5, 2003. Sales into the off-balance sheet facility involved a two-step transfer that qualified for sale accounting under SFAS No. 140, similar to the process described above. This facility had a revolving feature and could be directed by the third party sponsor to dispose of the loans. Typically, the loans were disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold in whole loan sale transactions. Under this off-balance sheet facility arrangement, the loans have been isolated from us and our subsidiaries and as a result, transfers to the facility were treated as sales for financial reporting purposes. When loans were sold to this facility, we assessed the likelihood that the sponsor would transfer the loans into a term securitization. As the sponsor had typically transferred the loans to a term securitization prior to the fourth quarter of fiscal 2003, the amount of gain on sale we had recognized for loans sold to this facility was estimated based on the terms we would obtain in a term securitization rather than the terms of this facility. For the fourth quarter of fiscal 2003, the likelihood that the facility sponsor would ultimately transfer the underlying loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility was based on terms expected in a whole loan sale transaction. Our ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. At June 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $275.6 million as assets and owed $267.5 million to third parties. Through September 30, 2003, $222.3 million of the loans which were in the facility at June 30, 2003 were sold in whole loan sales as directed by the facility sponsor. At September 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $40.5 million as assets and owed $36.0 million to third parties. This conduit facility was refinanced in the October 16, 2003 refinancing described under "-- Liquidity and Capital Resources -- Credit Facilities."

SECURITIZATIONS

   In our mortgage loan securitizations, pools of mortgage loans are sold to a trust. The trust then issues certificates or notes, which we refer to as certificates in this document, to third-party investors, representing the right to receive a pass-through interest rate and principal collected on the mortgage loans each month. These certificates, which are senior in right to our interest-only strips in the trusts, are sold in public or private offerings. The difference between the weighted-average interest rate that is charged to borrowers on the fixed interest rate pools of mortgage loans and the weighted-average pass-through interest rate paid to investors is referred to as the interest rate spread. The interest rate spread after payment of certain fees and expenses and subject to certain conditions is distributed from the trust to us and is the basis of the value of our interest-only strips. In addition, when we securitize our loans we may retain the right to service the loans for a fee, which is the basis for our servicing rights. Servicing includes processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned, referred to as REO, and performance of investor accounting and reporting processes.

   In a declining interest rate environment, such as experienced during fiscal 2003, securitization pass-through interest rates generally decline, which can lead to higher interest rate spreads. Increased interest rate spreads result in increases in the residual cash flow we expect to receive on securitized loans, the amount of cash we receive at the closing of a securitization from the sale of notional bonds or premiums on investor certificates and corresponding increases in the gains we recognize on the sale of loans in a securitization. In our fiscal 2003 securitizations, we experienced improved interest rate spreads. However, in a rising interest rate environment and under our business strategy we would expect our ability to originate loans at interest rates that will maintain our most recent level of securitization gain profitability to become more difficult than during a stable or falling interest rate environment. No assurances can be made that market interest rates will remain at current levels or that we can complete securitizations in the future. We would seek to address the challenge presented by a rising interest rate environment by carefully monitoring our product pricing, the actions of our competition, market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible. See "-- Quantitative and Qualitative Disclosures About Market Risk -- Strategies for Use of Derivative Financial Instruments" for a discussion of our hedging strategies.

   While a declining interest rate environment can lead to higher interest rate spreads, a declining interest rate environment could also unfavorably impact the valuation of our interest-only strips. In a declining interest rate environment the level of mortgage refinancing activity tends to increase, which could result in an increase in loan prepayment experience and may require increases in assumptions for prepayments for future periods. This has been our experience since fiscal 2002.

   Declining interest rates and resulting high prepayment rates over the last twelve quarters have required revisions to our estimates of the value of our securitization assets. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, our prepayment rates, as well as those throughout the mortgage industry, remained at higher than expected levels due to continuing low interest rates during this period. As a result, over the last twelve quarters we have recorded cumulative pre-tax write downs to our interest-only strips in the aggregate amount of $140.4 million and pre-tax adjustments to the value of servicing rights of $12.1 million, for total adjustments of $152.5 million, mainly due to the higher than expected prepayment experience. On June 30, 2004, we wrote down the carrying value of our interest-only strips and servicing rights related to five of our mortgage securitization trusts by $5.4 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets is described in "-- Liquidity and Capital Resources." The following table summarizes the net cumulative write downs recorded on our securitization assets over the last twelve quarters (in thousands):


                                                                                               TOTAL       INCOME         OTHER
                                                                                            WRITE DOWN    STATEMENT   COMPREHENSIVE
                                                                                            (WRITE UP)     IMPACT     INCOME IMPACT
                                                                                            ----------    ---------   -------------
PRE-TAX ADJUSTMENT RESULTING FROM:
Prepayments.............................................................................     $177,396     $128,697       $ 48,699
Discount rate...........................................................................      (30,305)     (18,427)       (11,878)
Loss on sale............................................................................        5,452        3,446          2,006
                                                                                             --------     --------       --------
Net cumulative write down...............................................................     $152,543     $113,716       $ 38,827
                                                                                             ========     ========       ========


   See "-- Application of Critical Accounting Estimates -- Interest-Only Strips" for a discussion of how valuation adjustments are recorded in the income statement or other comprehensive income.

   During the quarter ended September 30, 2004, we recorded a pre-tax write up of $18.6 million on our interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up in the value of our interest-only strips resulted from a reduction to our assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once we move beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed. No adjustments were recorded to our servicing rights at September 30, 2004.

   The breakout of the total securitization assets adjustments recorded in fiscal 2004 and 2003 between interest-only strips and servicing rights was as follows (in thousands):


                                                             YEAR ENDED JUNE 30, 2004                YEAR ENDED JUNE 30, 2003
                                                       ------------------------------------    ------------------------------------
                                                        TOTAL      INCOME         OTHER         TOTAL      INCOME         OTHER
                                                        WRITE     STATEMENT   COMPREHENSIVE     WRITE     STATEMENT   COMPREHENSIVE
                                                         DOWN      IMPACT     INCOME IMPACT      DOWN      IMPACT     INCOME IMPACT
                                                       -------    ---------   -------------    -------    ---------   -------------
Interest-only strips ...............................   $57,031     $39,659       $17,372       $57,973     $39,900       $18,073
Servicing rights ...................................     6,791       6,791            --         5,282       5,282            --
                                                       -------     -------       -------       -------     -------       -------
Total securitization assets ........................   $63,822     $46,450       $17,372       $63,255     $45,182       $18,073
                                                       =======     =======       =======       =======     =======       =======


   The long duration of historically low interest rates, combined with increasing home values and high consumer debt levels has given borrowers an extended opportunity to engage in mortgage refinancing activities, which resulted in elevated prepayment experience. Low interest rates and increasing home values provide incentive to borrowers to convert high cost consumer debt into lower rate tax deductible loans. As home values have increased, lenders have been highly successful in educating borrowers that they have the ability to access the cash value in their homes.

   The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels difficult. We assumed for each quarter end valuation that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. This assumption was supported by published data. Consistent with this view that interest rates would rise, we had utilized derivative financial instruments to manage interest rate risk exposure on our loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. We believe that once we are beyond the low interest rate environment and its impact on prepayments, the long recurring and highly unfavorable prepayment experience over the last eleven quarters will subside. Also, the rate of increase in home values has slowed considerably, which we expect will mean that fewer borrowers will have excess value in their homes to access. The Mortgage Bankers Association of America has forecast as of September 17, 2004 that mortgage refinancings as a percentage share of total mortgage originations will decline from 49% in the second quarter of calendar 2004 to 24% in the second quarter of calendar 2005. The Mortgage Bankers Association of America has also projected in its September 2004 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase steadily each quarter in their forecast. As a result of our analysis of these factors, we believe prepayments will continue to remain at higher than normal levels for the near term before declining to historical prepayment levels and then further declining in the future. See the table "-- Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at September 30, 2004" for our current prepayment assumptions. See "-- Prepayment Rates" for more detail regarding prepayment assumptions. However, we cannot predict with certainty what our prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets.

   The following tables detail the net pre-tax write-up of the interest-only strips for the first quarter of fiscal 2005 and the net pre-tax write downs of the securitization assets by quarter for fiscal years 2004, 2003 and 2002 and detail the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights (in thousands):

FISCAL YEAR 2005:


                                                                                               TOTAL       INCOME         OTHER
                                                                                            (WRITE UP)    STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2004......................................................................     $(18,614)       $29        $(18,643)


FISCAL YEAR 2004:


                                                                                                           INCOME         OTHER
                                                                                               TOTAL      STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2003......................................................................      $16,658      $10,795       $ 5,863
December 31, 2003.......................................................................       14,724       11,968         2,756
March 31, 2004..........................................................................       23,191       15,085         8,106
June 30, 2004...........................................................................        9,249        8,602           647
                                                                                              -------      -------       -------
Total Fiscal 2004.......................................................................      $63,822      $46,450       $17,372
                                                                                              =======      =======       =======


FISCAL YEAR 2003:


                                                                                                           INCOME         OTHER
                                                                                               TOTAL      STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2002......................................................................      $16,739      $12,078       $ 4,661
December 31, 2002.......................................................................       16,346       10,568         5,778
March 31, 2003..........................................................................       16,877       10,657         6,220
June 30, 2003...........................................................................       13,293       11,879         1,414
                                                                                              -------      -------       -------
Total Fiscal 2003.......................................................................      $63,255      $45,182       $18,073
                                                                                              =======      =======       =======


FISCAL YEAR 2002:


                                                                                                           INCOME         OTHER
                                                                                               TOTAL      STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
December 31, 2001.......................................................................      $11,322      $ 4,462       $ 6,860
March 31, 2002..........................................................................       15,513        8,691         6,822
June 30, 2002...........................................................................       17,244        8,900         8,344
                                                                                              -------      -------       -------
Total Fiscal 2002.......................................................................      $44,079      $22,053       $22,026
                                                                                              =======      =======       =======


   Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

   The following table summarizes the volume of loan securitizations and whole loan sales for the three months ended September 30, 2004 and fiscal years ended June 30, 2004, 2003 and 2002 (dollars in thousands):


                                                                              THREE MONTHS
                                                                                 ENDED
                                                                             SEPTEMBER 30,              YEAR ENDED JUNE 30,
                                                                           -----------------    -----------------------------------
                                                                             2004      2003       2004         2003         2002
                                                                           --------   ------    --------    ----------   ----------
SECURITIZATIONS:
Business loans.........................................................    $     --   $1,207    $ 11,027    $  112,025   $  129,074
Home equity loans......................................................          --    4,245     130,380     1,311,739    1,222,061
                                                                           --------   ------    --------    ----------   ----------
Total..................................................................    $     --   $5,452(a) $141,407    $1,423,764   $1,351,135
                                                                           ========   ======    ========    ==========   ==========
Gain on sale of loans through securitization...........................    $     --   $  799    $ 15,107    $  170,950   $  185,580
Securitization gains as a percentage of total revenue..................          --      4.0%       15.6%         70.8%        74.9%


(a) These loans were sold into an off-balance sheet mortgage conduit facility prior to its expiration on July 15, 2003.

WHOLE LOAN SALES:
Whole loan sales........................................................... $602,222    $270,979    $808,378    $28,013    $57,679
Premiums on whole loan sales............................................... $  6,119    $  2,921    $ 18,725    $   655    $ 2,448


   As demonstrated in the fourth quarter of fiscal 2003 and the fiscal year ended June 30, 2004, our quarterly revenues and net income will fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The business strategy of selling loans through whole loan sales and securitizations requires building an inventory of loans over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a whole loan sale is settled or securitization is closed, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If whole loan sales or securitizations do not close when expected, we could experience a material adverse effect on our results of operations for a quarter. See "-- Liquidity and Capital Resources" for a discussion of the impact of whole loan sales and securitizations on our cash flow.

   Several factors affect the level of profitability realized on a securitization. These factors include conditions in the securities markets, such as fluctuations in interest rates, conditions in the asset-backed securities markets relating to the loans we originate, credit quality of the total portfolio of loans we originate or potential changes to the legal and accounting principles underlying securitization transactions.

   INTEREST-ONLY STRIPS. As the holder of interest-only strips, we are entitled to receive excess (or residual) cash flows and cash flows from the release of overcollateralization. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety bond fees. In most of our securitizations, surety bond fees are paid to an unrelated insurance entity to provide credit enhancement for the trust investors. The use of bond insurers and our relationships with them impact the gain on sale of loans from securitizations and the amount of residual cash flows we receive from our securitization trusts. The forms of credit enhancement in our securitizations are described below.

   Generally, all residual cash flows are initially retained by the trust to establish required overcollateralization levels in the trust.
Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over the aggregate principal balance of investor interests.

   Our securitizations provide credit enhancement to the trust investors through the use of overcollateralization, a surety bond and/or subordinate bond structures. The terms and conditions of credit enhancements are specific to each securitization and are determined at inception for the life of the trust. All of our securitizations require overcollateralization as the primary credit enhancement for the benefit of the trust investors. Overcollateralization levels are generally established by bond rating agencies. A second form of credit enhancement is provided from a third party surety bond provider, the use of subordinate investor bond structures, or a combination of both. Subordinate investor bonds receive a higher rate of interest for the higher risk associated with their investment and typically have a defined principal amortization, which maintains a specified ratio of subordinate bonds to senior bonds. Third party surety bond providers receive monthly fees, which are deducted from the excess interest cash flow from the trust and in return the surety bond provider guarantees the repayment of principal to the trust investors. The surety bond fee amount is specific to each applicable securitization and generally ranges from 0.19% to 0.45% annually on the applicable investor notes outstanding. The surety bond provider establishes their annual surety bond fee based on the levels of overcollateralization set for each securitization trust and their assessment of credit risk in each pool of securitized loans.

   The fair value of our interest-only strips is a combination of the fair values of our residual cash flows and our overcollateralization cash flows. At September 30, 2004, investments in interest-only strips totaled $448.8 million, including the fair value of overcollateralization related cash flows of $202.2 million. At June 30, 2004, investments in interest-only strips totaled $459.1 million, including the fair value of overcollateralization cash flows of $216.9 million.

   OVERCOLLATERALIZATION REQUIREMENTS. Overcollateralization requirements are specific to each securitization. The amount of required overcollateralization, often referred to as specified overcollateralization, varies during the life of the trust. The requirements for overcollateralization typically include:

     o The initial requirement, if any, which is a percentage of the original unpaid principal balance of loans securitized and is paid in cash at the time of sale.

     o The final target, which is a percentage of the original unpaid principal balance of loans securitized and is funded from the monthly excess cash flow. All residual cash flows are initially retained by the trust until the final target is reached. The final target is maintained until the stepdown date. The stepdown period generally begins at the later of 30 to 36 months after the initial securitization of the loans or when the remaining balance of securitized loans is less than 50% of the original balance of securitized loans.

     o Specific securitizations contain provisions requiring an increase above the final target overcollateralization levels during periods in which delinquencies exceed specified limits. The overcollateralization levels return to the final target levels when delinquencies fall below the specified limits. See "-- Trigger Management" for a discussion of securitization trusts holding excess overcollateralization.

     o The stepdown requirement is a percentage of the remaining unpaid principal balance of securitized loans. The step-down target percentage is typically twice the percentage of the final target and is applied each period to the current unpaid principal balance of the remaining loans in the securitized pool. During the stepdown period, the overcollateralization amount is reduced through cash payments to us until the overcollateralization balance declines to a specific floor. The floor percentage is typically 0.50% to 1.00% of the original principal balance of the loans in the securitized pool and provides for a minimum constant amount of overcollateralization for the remaining life of the trust. The ability to stepdown may be precluded during periods in which delinquencies exceed specified limits. The overcollateralization levels return to the target levels when delinquencies fall below the specified limits.

   TRIGGER MANAGEMENT. Repurchasing delinquent loans from securitization trusts benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from our interest-only strips until the delinquency or loss triggers are no longer exceeded. We have the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. See "-- Repurchase Rights" for a summary of the amount of delinquent loans which we have the right, but not obligation, to repurchase from securitization trusts. In addition, we may elect to repurchase delinquent loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. The related allowance for loan losses on these repurchased loans is included in our provision for credit losses in the period of repurchase. The related REO writedown for REO repurchased is recorded through general and administrative expense in the period of repurchase. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 140 or other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited by contract.

   At September 30, 2004, one of our twenty mortgage securitization trusts were under a triggering event as a result of delinquencies exceeding specified levels. There were no securitization trusts exceeding specified loss levels at September 30, 2004. At June 30, 2004, four of our twenty-six mortgage securitization trusts were under a triggering event. Approximately $5.0 million of excess overcollateralization is being held by the trust as of September 30, 2004. For the three months ended September 30, 2004, we repurchased delinquent loans with an aggregate unpaid principal balance of $2.7 million from securitization trusts primarily for trigger management. We cannot predict when the trust currently exceeding triggers will be below trigger limits and release the excess overcollateralization. In order for the trust to release the excess overcollateralization, delinquent loans would need to decline, or we would need to repurchase delinquent loans of up to $4.8 million as of September 30, 2004. If delinquencies increase and we cannot cure the delinquency or liquidate the loans in the mortgage securitization trust without exceeding loss triggers, the levels of repurchases required to manage triggers may increase. Our ability to continue to manage triggers in our securitization trusts in the future is affected by our availability of cash from operations or through the sale of subordinated debentures to fund these repurchases. See "Risk Factors -- Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock." Additionally, our repurchase activity increases prepayments, which may result in unfavorable prepayment experience. See "-- Prepayment Rates" for more detail regarding prepayment assumptions. See "-- Securitizations" for more detail of the effect prepayments have on our financial statements. Also see "-- Total Portfolio Quality -- Delinquent Loans and Leases" for further discussion of the impact of delinquencies.

   The following table presents the securitization trust under a triggering event at September 30, 2004, its related specified limit on delinquencies, actual delinquencies at September 30, 2004, the related amounts of actual excess overcollateralization and the maximum target amounts of excess overcollateralization. The amount by which the maximum target amounts of excess overcollateralization exceeds current excess overcollateralization amounts will be withheld by the trust from future residual cash flows, as long as the actual delinquency levels continue to exceed the specified limit, until the maximum amount is reached.

            SUMMARY OF SECURITIZATION TRUSTS UNDER TRIGGERING EVENTS
                             (dollars in thousands)



                                                     ACTUAL SEPTEMBER 30, 2004
                                                            DELINQUENCIES
  ---------------------------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT           ACTUAL              MAXIMUM
                                                           SPECIFIED              ABOVE      SEPTEMBER 30, 2004     TARGET EXCESS
         SECURITIZATION                                     TRIGGER             SPECIFIED       EXCESS OVER-            OVER-
              TRUST                  TRIGGER EXCEEDED        LIMIT       %       LIMIT(a)    COLLATERALIZATION    COLLATERALIZATION
  ------------------------------   --------------------    ---------   -----    ---------    ------------------   -----------------
                                   Rolling 3 month 90+
2001-4                             day delinquency rate      12.50%    13.21%     4,835            4,992                4,992(b)

---------------
(a) In order for this trust to release the excess overcollateralization, delinquent loans would need to decline, or we would need to repurchase delinquent loans of up to $4.8 million as of September 30, 2004.
(b) Residual cash flows will be retained by the securitization trust until this maximum is reached or the actual delinquency level returns to the specified limit.

   The following table summarizes the principal balances of loans and REO we have repurchased from the mortgage loan securitization trusts, the valuation adjustments recorded through the loss provided for repurchased loans and the REO writedown recorded through general and administrative expense for REO repurchased during the quarter ended September 30, 2004 and the fiscal years ended June 30, 2004, 2003 and 2002. We received $1.8 million, $40.9 million, $37.6 million and $19.2 million of proceeds from the liquidation of repurchased loans and REO for the quarter ended September 30, 2004, and for the fiscal years 2004, 2003 and 2002, respectively. We carried as assets on our balance sheet, repurchased loans and REO in the amounts of $5.9 million, $5.2 million and $9.2 million at September 30, 2004, and June 30, 2004 and 2003 respectively. All loans and REO were repurchased at the contractual outstanding balances at the time of repurchase and are carried at the lower of their cost basis or fair value. Because the contractual outstanding balance is typically greater than the fair value, we generally incur a loss on these repurchases. Mortgage loan securitization trusts are listed only if repurchases have occurred.

 SUMMARY OF LOANS AND REO REPURCHASED FROM MORTGAGE LOAN SECURITIZATION TRUSTS
                             (dollars in thousands)



                                                                                      2001-3   2000-2    1998-3    1997(c)    TOTAL
                                                                                      ------   ------    ------    -------   ------
THREE MONTHS ENDED SEPTEMBER 30, 2004:
--------------------------------------
Repurchases by original loan type:
 Business purpose loans...........................................................    $1,127    $  --     $  --    $  875    $2,002
 Home equity loans................................................................       464       34        45       158       701
                                                                                      ------    -----     -----    ------    ------
   Total..........................................................................    $1,591    $  34     $  45    $1,033    $2,703
                                                                                      ======    =====     =====    ======    ======
 % of Original balance of loans securitized.......................................      0.53%    0.01%     0.02%     0.59%
 Number of loans and REO repurchased..............................................        10        1         1         8        20
Repurchases by loan or REO:
 Loans repurchased................................................................    $1,591    $  34     $  45    $  937    $2,607
 REO repurchased..................................................................        --       --        --        96        96
                                                                                      ------    -----     -----    ------    ------
   Total..........................................................................    $1,591    $  34     $  45    $1,033    $2,703
                                                                                      ======    =====     =====    ======    ======
Valuation adjustment at repurchase:
 Loans repurchased(a).............................................................    $  304    $  --     $  13    $  281    $  598
 REO repurchased(b)...............................................................        --       --        --        --        --
                                                                                      ------    -----     -----    ------    ------
   Total..........................................................................    $  304    $  --     $  13    $  281    $  598
                                                                                      ======    =====     =====    ======    ======

---------------
(a) The valuation adjustment for loans repurchased is recorded in the income statement as loss provided on repurchased loans.
(b) The valuation adjustment for REO repurchased is recorded through general and administrative expense.

 SUMMARY OF LOANS AND REO REPURCHASED FROM MORTGAGE LOAN SECURITIZATION TRUSTS
                                  (CONTINUED)
                             (dollars in thousands)




                                       2003-1    2002-1   2001-3    2001-2   2001-1    2000-4   2000-3    2000-2    2000-1   1999-4
                                       ------    ------   ------    ------   ------    ------   ------    ------    ------   ------
YEAR ENDED JUNE 30, 2004:
-------------------------
Repurchases by original loan type:
 Business purpose loans ............    $ 219    $  --    $  592    $1,713   $1,008    $2,252   $  631    $1,386    $  925   $1,324
 Home equity loans .................       --       35     1,129     2,937    4,152     3,493    2,145     2,699     2,702    4,864
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $ 219    $  35    $1,721    $4,650   $5,160    $5,745   $2,776    $4,085    $3,627   $6,188
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======
% of Original balance of loans
  securitized.......................     0.05%    0.01%     0.57%     1.31%    1.88%     2.09%    1.85%     1.35%     1.53%    2.79%
 Number of loans and REO
  repurchased.......................        1        1        23        40       64        63       28        53        54      102
Repurchases by loan or REO:
 Loans repurchased .................    $ 219    $  35    $1,121    $3,818   $4,593    $4,464   $2,159    $3,428    $2,280   $4,596
 REO repurchased ...................       --       --       600       832      567     1,281      617       657     1,347    1,592
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $ 219    $  35    $1,721    $4,650   $5,160    $5,745   $2,776    $4,085    $3,627   $6,188
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======
Valuation adjustment at repurchase:
 Loans repurchased (a) .............    $  55    $  11    $  409    $  774   $1,456    $1,195   $  515    $  938    $  784   $1,753
 REO repurchased(b) ................       --       --       140       202      179       472      230       215       480      611
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  55    $  11    $  549    $  976   $1,635    $1,667   $  745    $1,153    $1,264   $2,364
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======

YEAR ENDED JUNE 30, 2003:
-------------------------
Repurchases by original loan type:
 Business purpose loans ............    $  --    $  --    $  349    $   --   $  543    $  223   $  144    $2,065    $1,573   $2,719
 Home equity loans .................       --       --       853        --    4,522       520      839     4,322     4,783    5,175
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $  --    $1,202    $   --   $5,065    $  743   $  983    $6,387    $6,356   $7,894
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======
% of Original Balance of Loans
  Securitized.......................       --       --      0.40%       --     1.84%     0.27%    0.66%     2.11%     2.68%    3.56%
 Number of loans and REO
  repurchased.......................       --       --        11        --       51         9       11        59        65       97
Repurchases by loan or REO:
 Loans repurchased .................    $  --    $  --    $  560    $   --   $2,957    $   46   $  393    $1,688    $1,868   $3,382
 REO repurchased ...................       --       --       642        --    2,108       697      590     4,699     4,488    4,512
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
Total ..............................    $  --    $  --    $1,202    $   --   $5,065    $  743   $  983    $6,387    $6,356   $7,894
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======
Valuation adjustment at repurchase:
 Loans repurchased(a) ..............    $  --    $  --    $  112    $   --   $  603    $    9   $   78    $  442    $  386   $  817
 REO repurchased(b) ................       --       --        87        --      667       250      147     1,557     1,235    1,770
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $  --    $  199    $   --   $1,270    $  259   $  225    $1,999    $1,621   $2,587
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======

YEAR ENDED JUNE 30, 2002:
-------------------------
Repurchases by original loan type:
 Business purpose loans ............    $  --    $  --    $   --    $   --   $   --    $   --   $   --    $   --    $   --   $  194
 Home equity loans .................       --       --        --        --       --        --       --        --        84      944
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $  --    $   --    $   --   $   --    $   --   $   --    $   --    $   84   $1,138
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======
% of Original Balance of Loans
  Securitized.......................       --       --        --        --       --        --       --        --      0.04%    0.51%
 Number of loans and REO
  repurchased.......................       --       --        --        --       --        --       --        --         2       18
Repurchases by loan or REO:
 Loans repurchased .................    $  --    $  --    $   --    $   --   $   --    $   --   $   --    $   --    $   84   $  228
 REO repurchased ...................       --       --        --        --       --        --       --        --        --      910
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $  --    $   --    $   --   $   --    $   --   $   --    $   --    $   84   $1,138
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======
Valuation adjustment at repurchase:
 Loans repurchased(a) ..............    $  --    $  --    $   --    $   --   $   --    $   --   $   --    $   --    $   75   $  123
 REO repurchased(b) ................       --       --        --        --       --        --       --        --        --      459
                                        -----    -----    ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $  --    $   --    $   --   $   --    $   --   $   --    $   --    $   75   $  582
                                        =====    =====    ======    ======   ======    ======   ======    ======    ======   ======

---------------
(a) The valuation adjustment for loans repurchased is recorded in the income statement as loss provided on repurchased loans.
(b) The valuation adjustment for REO repurchased is recorded through general and administrative expense.

 SUMMARY OF LOANS AND REO REPURCHASED FROM MORTGAGE LOAN SECURITIZATION TRUSTS
                                  (CONTINUED)
                             (dollars in thousands)



                                    1999-3    1999-2   1999-1    1998-4   1998-3    1998-2   1998-1    1997(c)    1996(c)    TOTAL
                                    ------    ------   ------    ------   ------    ------   ------    -------    -------   -------
YEAR ENDED JUNE 30, 2004:
-------------------------
Repurchases by original loan
  type:
 Business loans .................   $  915    $1,014   $  696    $  497   $  456    $   --   $  350     $  781     $  --    $14,759
 Home equity loans ..............    2,228     3,472    3,223     1,354    2,825       399      875        579       100     39,211
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $3,143    $4,486   $3,919    $1,851   $3,281    $  399   $1,225     $1,360     $ 100    $53,970
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans
  Securitized....................     1.42%     2.04%    2.12%     2.31%    1.64%     0.33%    1.17%      0.78%     0.16%
 Number of loans and REO
  repurchased....................       47        58       52        24       33         4       17         19         1        684
Repurchases by loan or REO:
 Loans repurchased ..............   $2,185    $3,324   $2,106    $1,687   $2,865    $  355   $  532     $1,295     $ 100    $41,162
 REO repurchased ................      958     1,162    1,813       164      416        44      693         65        --     12,808
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $3,143    $4,486   $3,919    $1,851   $3,281    $  399   $1,225     $1,360     $ 100    $53,970
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======
Valuation adjustment at
  repurchase:
 Loans repurchased(a) ...........   $  914    $  995   $  511    $  435   $  771    $   51   $  140     $  405     $  30    $12,142
 REO repurchased(b) .............      317       434      651        44      125        17      115         --        --      4,232
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $1,231    $1,429   $1,162    $  479   $  896    $   68   $  255     $  405     $  30    $16,374
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======

YEAR ENDED JUNE 30, 2003:
-------------------------
Repurchases by original loan
  type:
 Business loans .................   $2,138    $1,977   $1,199    $   72   $1,455    $  205   $  395     $  744     $ 451    $16,252
 Home equity loans ..............    3,697     3,140    4,432       549    3,211     1,386      610        381       355     38,775
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $5,835    $5,117   $5,631    $  621   $4,666    $1,591   $1,005     $1,125     $ 806    $55,027
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans
  Securitized....................     2.63%     2.33%    3.04%     0.78%    2.33%     1.33%    0.96%      0.64%     1.30%
 Number of loans and REO
  repurchased....................       83        59       60         7       60        23       13         16        13        637
Repurchases by loan or REO:
 Loans repurchased ..............   $1,692    $2,263   $3,484    $  309   $2,553    $  686   $  598     $  817     $ 513    $23,809
 REO repurchased ................    4,143     2,854    2,147       312    2,113       905      407        308       293     31,218
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $5,835    $5,117   $5,631    $  621   $4,666    $1,591   $1,005     $1,125     $ 806    $55,027
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======
Valuation adjustment at
  repurchase:
 Loans repurchased(a) ...........   $  385    $  336   $  797    $   62   $  503    $  144   $   22     $  160     $ 157    $ 5,013
 REO repurchased(b) .............    1,674       739      375        54      344        87       97         69        69      9,221
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $2,059    $1,075   $1,172    $  116   $  847    $  231   $  119     $  229     $ 226    $14,234
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======

YEAR ENDED JUNE 30, 2002:
-------------------------
Repurchases by original loan
  type:
 Business loans .................   $1,006    $  341   $  438    $  632   $  260    $  516   $1,266     $1,912     $ 104    $ 6,669
 Home equity loans ..............    3,249     2,688    2,419     4,649    5,575     1,548    1,770        462       183     23,571
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $4,255    $3,029   $2,857    $5,281   $5,835    $2,064   $3,036     $2,374     $ 287    $30,240
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
% of Original Balance of Loans
  Securitized....................     1.92%     1.38%    1.54%     6.60%    2.92%     1.72%    2.89%      1.36%     0.46%
 Number of loans and REO
  repurchased....................       47        31       33        58       61        24       37         26         4        341
Repurchases by loan or REO:
 Loans repurchased ..............   $1,221    $1,375   $1,437    $2,535   $2,702    $  818   $1,611     $1,641     $  --    $13,652
 REO repurchased ................    3,034     1,654    1,420     2,746    3,133     1,246    1,425        733       287     16,588
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $4,255    $3,029   $2,857    $5,281   $5,835    $2,064   $3,036     $2,374     $ 287    $30,240
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======
Valuation adjustment at
  repurchase:
 Loans repurchased(a) ...........   $  235    $  132   $  222    $  528   $  557    $  149   $  747     $  244     $  --    $ 3,012
 REO repurchased(b) .............      899       508      606       851      633       370      490        426       110      5,352
                                    ------    ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total.........................   $1,134    $  640   $  828    $1,379   $1,190    $  519   $1,237     $  670     $ 110    $ 8,364
                                    ======    ======   ======    ======   ======    ======   ======     ======     =====    =======

---------------
(a) The valuation adjustment for loans repurchased is recorded in the income statement as loss provided on repurchased loans.
(b) The valuation adjustment for REO repurchased is recorded through general and administrative expense.
(c) Amounts represent combined repurchases and percentages for two 1997 securitization pools and two 1996 securitization pools.

   REPURCHASE RIGHTS. SFAS No. 140 was effective on a prospective basis for transfers of financial assets occurring after March 31, 2001. For securitizations recorded under SFAS No. 140 which have removal of accounts provisions providing us with a contractual right to repurchase delinquent loans, SFAS No. 140 requires that we recognize the loans which are subject to these rights as assets on our balance sheet and record a liability to reflect the repurchase cost. SFAS No. 140 requires this accounting treatment because the default by the borrower has given us effective control over the loan whether or not we actually repurchase these loans. We do not record a loss on our retained interests or on the loans that have been re-recognized under removal of accounts provisions of SFAS No. 140. We do record a loss and an allowance for loan losses at the time we exercise our contractual rights to repurchase these loans. For securitization trusts 2001-2 through 2003-2, to which this rule applies, we have the contractual right to repurchase a limited amount of loans greater than 180 days past due, but no obligation to do so. As delinquent loans in securitization trusts 2001-2 through 2003-2 age greater than 180 days past due, we record an asset reflecting the estimated fair value of the loans and a liability to reflect the repurchase cost. In accordance with the provisions of SFAS No. 140, we have recorded on our September 30, 2004 balance sheet an asset of $40.7 million and a liability of $47.9 million for delinquent loans subject to the removal of accounts provisions under securitization trusts 2001-2 through 2003-2.

   For securitization trusts 1998-3 through 2001-1, we also have rights to repurchase a limited amount of delinquent loans, but are not obligated to do so. No liabilities or assets have been recorded on our balance sheet related to these rights.

   We have not changed the accounting for our retained interests related to any loans we re-recognize under SFAS No. 140 removal of accounts provision.

   The following table summarizes the amount of delinquent loans in securitization trusts, which we have the right, but not obligation, to repurchase as of September 30, 2004 (in thousands):


                                          REPURCHASE RIGHTS
REPURCHASE RIGHTS NOT REQUIRED TO BE        ACCOUNTED FOR
    ACCOUNTED FOR UNDER SFAS 140          UNDER SFAS 140 (b)
  --------------------------------        --------------------
                           AMOUNT                      AMOUNT
TRUST                     OF LOANS        TRUST       OF LOANS
-----                     --------        -----       --------
1998(a)                    $ 2,579        2001-2       $ 2,125
1999-1                       3,133        2001-3         1,485
1999-2                       3,073        2001-4         6,320
1999-3                       4,013        2002-1         6,400
1999-4                       4,061        2002-2         7,600
2000-1                       1,458        2002-3         7,400
2000-2                       4,232        2002-4         7,600
2000-3                      10,104        2003-1         6,526
2000-4                       7,713        2003-2         2,469
                                                       -------
2001-1                       7,240        Sub-total
                           -------                     -------
Sub-total                  $47,606        Total        $95,531
                                                       =======

---------------
(a) Amounts represent combined repurchase rights for two 1998 securitization pools.
(b) The liability for loans subject to repurchase rights under SFAS No. 140 of $45.9 million is recorded on our balance sheet.

   MORTGAGE LOAN SECURITIZATION TRUST INFORMATION. The following tables provide information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.

       SUMMARY OF SELECTED MORTGAGE LOAN SECURITIZATION TRUST INFORMATION
                   CURRENT BALANCES AS OF SEPTEMBER 30, 2004
                             (dollars in millions)



                                                         2003-2     2003-1     2002-4     2002-3      2002-2    2002-1    2001-4
                                                        --------   --------    -------   --------    -------   --------   ------
ORIGINAL BALANCE OF LOANS SECURITIZED:
--------------------------------------
 Business loans.......................................  $     27   $     33    $    30   $     34    $    34   $     32   $   29
 Home equity loans....................................       146        417        350        336        346        288      287
                                                        --------   --------    -------   --------    -------   --------   ------
   Total..............................................  $    173   $    450    $   380   $    370    $   380   $    320   $  316
                                                        ========   ========    =======   ========    =======   ========   ======
CURRENT BALANCE OF LOANS SECURITIZED:
-------------------------------------
 Business loans.......................................  $     21   $     22    $    22   $     22    $    20   $     17   $   16
 Home equity loans....................................       100        200        151        129        121         90       80
                                                        --------   --------    -------   --------    -------   --------   ------
   Total..............................................  $    121   $    222    $   173   $    151    $   141   $    107   $   96
                                                        ========   ========    =======   ========    =======   ========   ======
WEIGHTED-AVERAGE INTEREST RATE ON LOANS SECURITIZED:
----------------------------------------------------
 Business loans.......................................     15.66%     15.94%     16.04%     15.94%     15.97%     15.89%   15.77%
 Home equity loans....................................      8.80%      9.70%     10.54%     10.88%     10.90%     10.92%   10.74%
   Total..............................................     10.00%     10.32%     11.23%     11.63%     11.61%     11.69%   11.58%

Percentage of first mortgage loans....................        88%        87%        87%        88%        89%        91%      90%
Weighted-average loan-to-value........................        76%        76%        76%        77%        76%        75%      76%
Weighted-average remaining term (months) on loans
  securitized.........................................       261        246        236        231        217        211      208

Original balance of Trust Certificates................  $    173   $    450    $   376   $    370    $   380   $    320   $  322
Current balance of Trust Certificates.................  $    115   $    198    $   152   $    138    $   128   $     97   $   83
Weighted-average pass-through interest rate to Trust
  Certificate holders(a)..............................      2.83%      6.09%      6.73%      7.63%      8.31%      6.09%    5.35%
Highest Trust Certificate pass-through interest rate..      8.00%      3.78%      8.61%      6.86%      7.39%      6.51%    5.35%

OVERCOLLATERALIZATION REQUIREMENTS(d):
--------------------------------------
REQUIRED PERCENTAGES:
 Initial..............................................        --         --       1.00%        --         --         --       --
 Final target.........................................      4.10%      5.50%      5.75%      3.50%      3.50%      4.50%    4.25%
 Stepdown overcollateralization.......................      8.20%     11.00%     11.50%      7.00%      7.00%      9.00%    8.50%
REQUIRED DOLLAR AMOUNTS:
 Initial..............................................  $     --   $     --    $     4   $     --    $    --   $     --   $   --
 Final target.........................................  $      7   $     25    $    22   $     13    $    13   $     14   $   13
CURRENT STATUS:
 Overcollateralization amount.........................  $      6   $     24    $    22   $     13    $    13   $     10   $   14
 Final target reached or anticipated date to reach....    1/2005    12/2004        Yes        Yes        Yes        Yes      Yes
 Stepdown reached or anticipated date to reach........   11/2006     4/2006     1/2006    10/2005     7/2005    10/2004      Yes(c)

ANNUAL SURETY FEE(d)..................................      0.50%      0.20%       (b)        (b)        (b)       0.21%    0.20%

SERVICING RIGHTS:
-----------------
 Original balance.....................................  $     --   $     16    $    14   $     13    $    15   $     13   $   13
 Current balance......................................  $     --   $      9    $     7   $      6    $     7   $      5   $    5

---------------
(a) Rates for securitizations 2002-1 and forward include rates on notional bonds, or the impact of premiums to loan collateral received on trust certificates, included in securitization structure. The sale of notional bonds allows us to receive more cash at the closing of a securitization.
(b) Credit enhancement was provided through a senior / subordinate certificate structure.
(c) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We cannot predict when normal residual cash flow will resume. See "-- Trigger Management" for further detail.
(d) See "-- Interest-Only Strips" for a discussion of credit enhancements in our securitizations and "-- Overcollateralization Requirements" for further detail on overcollateralization.

                   CURRENT BALANCES AS OF SEPTEMBER 30, 2004
                             (dollars in millions)



                                                                    2001-3   2001-2    2001-1   2000-4    2000-3    2000-2   2000-1
                                                                    ------   ------    ------   ------    ------    ------   ------
ORIGINAL BALANCE OF LOANS SECURITIZED:
--------------------------------------
 Business loans.................................................    $   31   $   35    $   29   $   27    $   16    $   28   $   25
 Home equity loans..............................................       269      320       246      248       134       275      212
                                                                    ------   ------    ------   ------    ------    ------   ------
   Total........................................................    $  300   $  355    $  275   $  275    $  150    $  303   $  237
                                                                    ======   ======    ======   ======    ======    ======   ======
CURRENT BALANCE OF LOANS SECURITIZED:
-------------------------------------
 Business loans.................................................    $   15   $   17    $   11   $    8    $    4    $    9   $    8
 Home equity loans..............................................        69       71        49       49        24        52       36
                                                                    ------   ------    ------   ------    ------    ------   ------
   Total........................................................    $   84   $   88    $   60   $   57    $   28    $   61   $   44
                                                                    ======   ======    ======   ======    ======    ======   ======
WEIGHTED-AVERAGE INTEREST RATE ON LOANS SECURITIZED:
----------------------------------------------------
 Business loans.................................................     15.89%   16.06%    16.01%   16.07%    16.17%    16.00%   16.16%
 Home equity loans..............................................     11.13%   11.27%    11.48%   11.61%    11.50%    11.44%   11.41%
   Total........................................................     11.97%   12.21%    12.31%   12.22%    12.21%    12.11%   12.23%

Percentage of first mortgage loans..............................        90%      90%       89%      88%       91%       85%      81%
Weighted-average loan-to-value..................................        75%      75%       74%      75%       76%       76%      75%
Weighted-average remaining term (months) on loans securitized...       204      197       198      188       184       195      180

Original balance of Trust Certificates..........................    $  306   $  355    $  275   $  275    $  150    $  300   $  235
Current balance of Trust Certificates...........................    $   82   $   79    $   55   $   52    $   26    $   54   $   38
Weighted-average pass-through interest rate to Trust Certificate
  holders.......................................................      5.76%    6.51%     6.28%    7.05%     7.61%     7.14%    7.15%
Highest Trust Certificate pass-through interest rate............      6.17%    6.99%     6.28%    7.05%     7.61%     8.04%    7.93%

OVERCOLLATERALIZATION REQUIREMENTS(b):
--------------------------------------
REQUIRED PERCENTAGES:
 Initial........................................................        --       --        --       --        --      0.90%    0.75%
 Final target...................................................      4.00%    4.40%     4.10%    4.50%     4.75%     5.95%    5.95%
 Stepdown overcollateralization.................................      8.00%    8.80%     8.20%    9.00%     9.50%    11.90%   11.90%
REQUIRED DOLLAR AMOUNTS:
 Initial........................................................        --       --        --       --        --    $    3   $    2
 Final target...................................................    $   12   $   16    $   11   $   12    $    7    $   18   $   14
CURRENT STATUS:
 Overcollateralization amount...................................    $    8   $    8    $    5   $    5    $    3    $    7   $    5
 Final target reached or anticipated date to reach..............       Yes      Yes       Yes      Yes       Yes       Yes      Yes
 Stepdown reached or anticipated date to reach..................       Yes(a)   Yes       Yes      Yes       Yes       Yes      Yes

ANNUAL SURETY FEE(b)............................................      0.20%    0.20%     0.20%    0.21%     0.21%     0.21%    0.19%

SERVICING RIGHTS:
-----------------
 Original balance...............................................    $   12   $   15    $   11   $   14    $    7    $   14   $   10
 Current balance................................................    $    5   $    5    $    3   $    4    $    1    $    3   $    2

---------------
(a) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We cannot predict when normal residual cash flow will resume. See "-- Trigger Management" for further detail.
(b) See "-- Interest-Only Strips" for a discussion of credit enhancements in our securitizations and "-- Overcollateralization Requirements" for further detail on overcollateralization.

                   CURRENT BALANCES AS OF SEPTEMBER 30, 2004
                             (dollars in millions)



                                                                          1999-4   1999-3    1999-2   1999-1     1998(a)
                                                                          ------   ------    ------   ------    ------
ORIGINAL BALANCE OF LOANS SECURITIZED:
--------------------------------------
 Business loans.......................................................    $   25   $   28    $   30   $   16    $   26
 Home equity loans....................................................       197      194       190      169       254
                                                                          ------   ------    ------   ------    ------
   Total..............................................................    $  222   $  222    $  220   $  185    $  280
                                                                          ======   ======    ======   ======    ======
CURRENT BALANCE OF LOANS SECURITIZED:
-------------------------------------
 Business loans.......................................................    $    8   $    7    $    6   $    4    $    4
 Home equity loans....................................................        37       38        38       31        34
                                                                          ------   ------    ------   ------    ------
   Total..............................................................    $   45   $   45    $   44   $   35    $   38
                                                                          ======   ======    ======   ======    ======
WEIGHTED-AVERAGE INTEREST RATE ON LOANS SECURITIZED:
----------------------------------------------------
 Business loans.......................................................     16.08%   15.88%    15.70%   15.95%    15.70%
 Home equity loans....................................................     11.01%   10.81%    10.50%   10.66%    10.70%
   Total..............................................................     11.85%   11.61%    11.22%   11.27%    11.26%

Percentage of first mortgage loans....................................        86%      87%       89%      93%       90%
Weighted-average loan-to-value........................................        75%      76%       76%      77%       76%
Weighted-average remaining term (months) on loans securitized.........       178      183       189      185       187

Original balance of Trust Certificates................................    $  220   $  219    $  219   $  184    $  498
Current balance of Trust Certificates.................................    $   40   $   40    $   39   $   31    $   35
Weighted-average pass-through interest rate to Trust Certificate
 holders..............................................................      7.16%    6.96%     6.78%    6.56%     6.06%
Highest Trust Certificate pass-through interest rate..................      7.68%    7.49%     7.13%    6.58%     6.35%

OVERCOLLATERALIZATION REQUIREMENTS(b):
--------------------------------------
REQUIRED PERCENTAGES:
 Initial..............................................................      1.00%    1.00%     0.50%    0.50%     1.50%
 Final target.........................................................      5.50%    5.00%     5.00%    5.00%     5.10%
 Stepdown overcollateralization.......................................     11.00%   10.00%    10.00%   10.00%    10.21%
REQUIRED DOLLAR AMOUNTS:
 Initial..............................................................    $    2   $    2    $    1   $    1    $    7
 Final target.........................................................    $   12   $   11    $   11   $    9    $   26
CURRENT STATUS:
 Overcollateralization amount.........................................    $    5   $    4    $    4   $    3    $    4
 Final target reached or anticipated date to reach....................       Yes      Yes       Yes      Yes       Yes
 Stepdown reached or anticipated date to reach........................       Yes      Yes       Yes      Yes       Yes

ANNUAL SURETY FEE(b)..................................................      0.21%    0.21%     0.19%    0.19%     0.20%

SERVICING RIGHTS:
-----------------
 Original balance.....................................................    $   10   $   10    $   10   $    8    $   18
 Current balance......................................................    $    2   $    2    $    2   $    1    $    1

---------------
(a) Amounts represent combined balances and weighted-average percentages for two 1998 securitization pools.
(b) See "-- Interest-Only Strips" for a discussion of credit enhancements in our securitizations and "-- Overcollateralization Requirements" for further detail on overcollateralization.

   DISCOUNTED CASH FLOW ANALYSIS. The estimation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, prepayment rates and credit loss rates on the pool of loans. These assumptions are monitored against actual experience and other economic and market conditions and are changed if deemed appropriate. Our methodology for determining the discount rates, prepayment rates and credit loss rates used to calculate the fair value of our interest-only strips is described below.

   DISCOUNT RATES. We use discount rates, which we believe are commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conforming mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance.

   At September 30, 2004, we applied a discount rate of 11% to the estimated residual cash flows. From June 30, 2000 through March 31, 2003, we had applied a discount rate of 13% to residual cash flows. On June 30, 2003, we reduced that discount rate to 11% and on December 31, 2003, we further reduced that discount rate to 10% to reflect the impact of sustained decreases in market interest rates. On June 30, 2004, we increased the discount rate to 11% to reflect an increase in market interest rates that had occurred since the end of the March 2004 quarter. In determining the discount rate that we apply to residual cash flows, we follow what we believe to be a practice of other companies in the non-conforming mortgage industry. That is, to determine the discount rate by adding an interest rate spread to the all-in cost of securitizations to account for the risks involved in securitization assets. The all-in cost of the securitization trusts' investor certificates includes the highest trust certificate pass-through interest rate in each mortgage securitization, trustee fees, and surety fees. Trustee fees and surety fees, where applicable, generally range from 19 to 22 basis points combined. From industry experience comparisons and our evaluation of the risks inherent in our securitization assets, we have determined an interest rate spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates.

   Our interest-only strips are financed by our subordinated debentures, senior collateralized subordinated notes and Series A preferred stock. The costs of these instruments are considered in determining the discount rate used to value interest-only strips. In fact, the increase in interest rates paid on newly issued subordinated debentures was a major factor in our decision to increase the discount rate on interest-only strips at June 30, 2004 from 10% to 11%. At June 30, 2004, the weighted average yield of our subordinated debentures outstanding was 9.91%. The increase in the rates paid on newly issued subordinated debentures and the total portfolio yield were significantly impacted by our recent liquidity issues and current financial conditions. Consequently, we have been paying up for risk and to raise cash.
We expect to begin a reduction in interest rates offered as our financial condition improves. The weighted average yield on senior collateralized subordinated notes was 9.92% at June 30, 2004. Our Series A preferred stock yields a 10% dividend rate. The weighted average rate of the financing of our retained interest was 9.92% at June 30, 2004.

   However, because the discount rate is applied to projected cash flows, which consider expected prepayments and losses, the discount rate assumption was not evaluated in isolation. These risks involved in our securitization assets were considered in establishing a discount rate. The 11% discount rate that we apply to our residual cash flow portion of our interest-only strips also reflects the other characteristics of our securitized loans described below:

     o Underlying loan collateral with fixed interest rates, which are higher than others in the non-conforming mortgage industry. Average interest rate of securitized loans exceeds the industry average by 100 basis points or more. All of the securitized loans have fixed interest rates, which are more predictable than adjustable rate loans.

     o At origination, approximately 90% to 95% of securitized business purpose loans had prepayment fees and approximately 80% to 85% of securitized home equity loans had prepayment fees. At September 30, 2004 in our total portfolio, approximately 50% to 55% of securitized business purpose loans had prepayment fees and approximately 50% to 55% of securitized home equity loans had prepayment fees. Our historical experience indicates that prepayment fees lengthen the prepayment ramp periods and slow annual prepayment speeds, which have the effect of increasing the life of the securitized loans.

     o A portfolio mix of first and second mortgage loans of 85-90% and 10-15%, respectively. Historically, the high proportion of first mortgages has resulted in lower delinquencies and losses.

     o A portfolio credit grade mix comprised of 60% A credits, 23% B credits, 14% C credits, and 3% D credits. In addition, our historical loss experience is below what is experienced by others in the non-conforming mortgage industry.

   We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. In fiscal 2001, we instituted the use of a minimum discount rate of 6.5% on overcollateralization cash flows. At
June 30, 2003 we reduced the minimum discount rate to 5.0% to reflect the sustained decline in interest rates. At September 30, 2004, only one of our securitizations was using the 5.0% floor discount rate and that floor was removed for the September 30, 2004 valuation. At September 30, 2004 and
June 30, 2004, the average discount rate applied to projected overcollateralization cash flows was 7%. This discount rate is lower than the discount rate applied to residual cash flows because the risk characteristics of the projected overcollateralization cash flows do not include prepayment risk and have minimal credit risk. For example, if the entire unpaid principal balance in a securitized pool of loans was prepaid by borrowers, we would fully recover the overcollateralization portion of the interest-only strips. In addition, historically, these overcollateralization balances have not been impacted by credit losses as the residual cash flow portion of our interest-only strips has always been sufficient to absorb credit losses and stepdowns of overcollateralization have generally occurred as scheduled. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates.

   The blended discount rate used to value the interest-only strips, including the overcollateralization cash flows, was 9% at September 30, 2004 and June 30, 2004.

   PREPAYMENT RATES. The assumptions we use to estimate future prepayment rates are regularly compared to actual prepayment experience of the individual securitization pools of mortgage loans and to an average of the actual experience of other similar pools of mortgage loans at the same age. Current economic conditions, current interest rates, loans repurchased from securitization trusts and other factors are considered in our analysis of prepayment experience and in forecasting future prepayment levels.

   Our analysis of prepayment experience and our forecast of prepayments consider that prepayments on securitized loans may be initiated by the borrower, such as a refinancing for a lower interest rate, initiated by the servicer in the collection process for delinquent loans, or as a result of our repurchase of delinquent loans from the securitization trusts for trigger management. See "-- Trigger Management" for a discussion of our loan repurchase activities and the amount of loans we have repurchased from securitization trusts. Prepayments initiated by the borrower are viewed as voluntary prepayments. Voluntary prepayments are the most significant component of our prepayment experience, generally representing approximately 91% of total prepayments, and are full cash payoffs of a securitized loan. Prepayments initiated by the servicer are viewed as involuntary prepayments, generally representing approximately 4% of our total prepayment experience and are the result of delinquent loan bulk sales, REO liquidations and settlements on delinquent loans. Losses on these involuntary prepayments are absorbed by the securitization trusts. See "-- Credit Loss Rates." Prepayments as a result of our repurchase of delinquent loans from the securitization trusts are also viewed as involuntary and generally represent approximately 5% of our total prepayment experience. Losses on the liquidation of repurchased loans are absorbed on our books. See "-- Credit Loss Rates." Both voluntary and involuntary loan prepayments are incorporated in our prepayment assumption forecasts.

   Our practice in forecasting prepayment assumptions had been to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans was less than a year old even though actual experience may be different. During that period, before a pool of mortgage loans reached its expected constant prepayment rate, actual experience both quantitatively and qualitatively was generally not considered sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different from the average. For pools of mortgage loans greater than one-year old, prepayment experience trends for an individual pool was considered to be more significant.

For these pools, adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue.

   As was previously discussed, for the past eleven quarters, our actual prepayment experience was generally higher, most significantly on home equity loans, than our historical averages for prepayments prior to that eleven-quarter period. The long duration of historically low interest rates, combined with increasing home values and high consumer debt levels has given borrowers an extended opportunity to engage in mortgage refinancing activities, which resulted in elevated prepayment experience. Low interest rates and increasing home values provide incentive to borrowers to convert high cost consumer debt into lower rate tax deductible loans. As home values have increased, lenders have been highly successful in educating borrowers that they have the ability to access the cash value in their homes.

   The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels difficult. We assumed for each quarter end valuation that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Economic conditions and published mortgage industry surveys supported our assumption. We believe that once we move beyond the low interest rate environment and the impact that environment has had on prepayments, the long recurring and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage loan pools which will experience future prepayment speeds substantially lower than originally believed. Also, the rate of increase in home values has slowed considerably, which we expect will mean that fewer borrowers will have excess value in their homes to access. As a result of our analysis of these factors, we believe prepayments will continue to remain at higher than normal levels for the near term before declining to historical prepayment levels and then further declining in the future. See the table "-- Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at September 30, 2004" for our current prepayment assumptions. However, we cannot predict with certainty what our prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets. See "-- Securitizations" for further detail regarding the impact of our recent prepayment experience and published information available from the Mortgage Bankers Association of America.

   In addition to the use of prepayment fees on our loans, we have implemented programs and strategies in an attempt to reduce loan prepayments in the future. These programs and strategies may include providing information to a borrower regarding costs and benefits of refinancing, which at times may demonstrate a refinancing option is not in the best economic interest of the borrower. Other strategies include offering second mortgages to existing qualified borrowers or offering financial incentives, such as our customer retention incentive program, to qualified borrowers to deter prepayment of their loan. We cannot predict with certainty what the impact these efforts will have on our future prepayment experience.

   CREDIT LOSS RATES. Credit loss rates are analyzed in a similar manner to prepayment rates. Credit loss assumptions are compared to actual loss experience for individual mortgage loan pools and averages for similar mortgage loan pools. Delinquency trends, economic conditions, loans repurchased from securitization trusts and other factors are also considered. If our analysis indicates that loss experience may be different from our assumptions, we would adjust our assumptions as necessary. See the table "-- Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at September 30, 2004" for our current credit loss assumptions and actual credit loss experience. However, we cannot predict with certainty what credit loss experience will be in the future. Any unfavorable difference between the assumptions used to value securitization assets and actual experience may have a significant adverse impact on the value of these assets.

   We may elect to repurchase delinquent loans from securitization trusts to limit the level of delinquencies and losses in the securitization trusts, and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from our interest-only strips. See "-- Trigger Management" for a discussion of our loan repurchase activities and the amount of loans we have repurchased from securitization trusts. Once a loan has been included in a pool of securitized loans, its performance, including historical loss experience if the loan has been repurchased, is reflected in the performance of that pool of mortgage loans.

   We may enter into deferment and forbearance arrangements with borrowers in our managed portfolio who experience financial hardships. See "-- On Balance Sheet Portfolio Quality -- Deferment and Forbearance Arrangements" and "-- Total Portfolio Quality -- Deferment and Forbearance Arrangements" for more detail regarding these arrangements. Any credit losses ultimately realized on these arrangements are included in total historical losses of the loans' original pool of securitized loans, which are used in developing credit loss assumptions.

   FLOATING INTEREST RATE CERTIFICATES. Some of the securitization trusts have issued floating interest rate certificates supported by fixed interest rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the interest rates paid on the floating interest rate certificates. The interest rates paid on the floating interest rate certificates are based on one-month LIBOR. The assumption used to estimate the fair value of the excess cash flows received from these securitization trusts is based on a forward yield curve. See "-- Quantitative and Qualitative Disclosures About Market Risk" for further detail of our management of the risk of changes in interest rates paid on floating interest rate certificates.

   SENSITIVITY ANALYSIS. The table below summarizes at September 30, 2004 the amount of securitized loans in our securitization trusts, the carrying value of our securitization assets and the weighted-average life of our securitized loans:

   Securitized collateral balance....................................    $1,639,889
   Balance sheet carrying value of retained interests (a)............    $  515,524
   Weighted-average collateral life (in years).......................          6.45

---------------
(a) Amount includes interest-only strips and servicing rights.

   The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. Our base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at September 30, 2004" (dollars in thousands):

                                                               IMPACT OF ADVERSE
                                                                    CHANGE
                                                           ------------------------
                                                           10% CHANGE    20% CHANGE
                                                           ----------    ----------
   Prepayment speed ....................................     $17,312      $35,373
   Credit loss rate ....................................       3,616        7,231
   Floating interest rate certificates (a) .............       1,070        2,140
   Discount rate .......................................      19,277       37,168

---------------
(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

   The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

   These sensitivities reflect the approximate amount of the fair values that our interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes. The effect on our liquidity of changes in the fair values of our interest-only strips and servicing rights are discussed in "-- Liquidity and Capital Resources."

   The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
       VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT SEPTEMBER 30, 2004



                                                                    2003-2   2003-1    2002-4   2002-3    2002-2    2002-1   2001-4
                                                                    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual discount rate:
-------------------------------------------
 Initial valuation..............................................       11%      13%       13%      13%       13%       13%      13%
 Current valuation..............................................       11%      11%       11%      11%       11%       11%      11%
Interest-only strip overcollateralization discount rate:
--------------------------------------------------------
 Initial valuation..............................................        8%       7%        9%       7%        7%        7%       7%
 Current valuation..............................................        8%       4%        9%       7%        7%        7%       5%
Servicing rights discount rate:
-------------------------------
 Initial valuation..............................................      (e)       11%       11%      11%       11%       11%      11%
 Current valuation..............................................      (e)        9%        9%       9%        9%        9%       9%
Prepayment rates(a):
--------------------
 INITIAL ASSUMPTION(b):
   Business loans...............................................       11%      11%       11%      11%       11%       11%      11%
   Home equity loans............................................       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...............................................       27       27        27       27        27        27       27
   Home equity loans............................................       30       30        30       30        30        30       30
 CURRENT EXPERIENCE(c):
   Business loans...............................................       24%      25%       15%      18%       37%       28%      18%
   Home equity loans............................................       41%      53%       47%      42%       44%       41%      42%
 CURRENT ASSUMPTION(d):
   Business loans
    Months 1 through 3..........................................       13%      19%       21%      22%       20%       17%      14%
    Months 4 through 9..........................................       17%      22%       22%      19%       15%       12%      10%
    Months thereafter...........................................       12%      11%       10%      10%       10%       10%      10%
   Home equity loans
    Months 1 through 3..........................................       38%      38%       38%      38%       38%       38%      38%
    Months 4 through 9..........................................       25%      25%       25%      25%       25%       25%      25%
    Months 10 through 12........................................       18%      18%       18%      18%       18%       18%      18%
    Months 13 through 15........................................       13%      13%       13%      13%       13%       13%      13%
    Months 16 through 27........................................        8%       8%        8%       8%        8%        8%       8%
    Months thereafter...........................................        6%       6%        6%       6%        6%        6%       6%
Annual credit loss rates:
-------------------------
 Initial assumption.............................................     0.52%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Actual experience..............................................     0.05%    0.02%     0.05%    0.10%     0.14%     0.14%    0.22%
 Current assumption.............................................     0.52%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
Servicing fees:
---------------
 Contractual fees...............................................      (e)     0.50%     0.50%    0.50%     0.50%     0.50%    0.50%
 Ancillary fees.................................................      (e)     1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) Prepayment rates are expressed as Constant Prepayment Rate (CPR).
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected CPR. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(c) Current experience is a six-month historical average.
(d) Current assumption is a blended average projected during the time period described.
(e) Servicing rights for the 2003-2 loans were sold to a third party servicer.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
 VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT SEPTEMBER 30, 2004 (CONTINUED)



                                                                    2001-3   2001-2    2001-1   2000-4    2000-3    2000-2   2000-1
                                                                    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual discount rate:
-------------------------------------------
 Initial valuation..............................................       13%      13%       13%      13%       13%       13%      11%
 Current valuation..............................................       11%      11%       11%      11%       11%       11%      11%
Interest-only strip overcollateralization discount rate:
--------------------------------------------------------
 Initial valuation..............................................        7%       7%        6%       7%        8%        8%       8%
 Current valuation..............................................        6%       7%        6%       7%        8%        8%       8%
Servicing rights discount rate:
-------------------------------
 Initial valuation..............................................       11%      11%       11%      11%       11%       11%      11%
 Current valuation..............................................        9%       9%        9%       9%        9%        9%       9%
Prepayment rates(a):
--------------------
 INITIAL ASSUMPTION(b):
   Business loans ..............................................       11%      11%       11%      10%       10%       10%      10%
   Home equity loans............................................       22%      22%       22%      24%       24%       24%      24%
 Ramp period (months):
   Business loans...............................................       24       24        24       24        24        24       24
   Home equity loans............................................       30       30        30       24        24        24       18
 CURRENT EXPERIENCE(c):
   Business loans...............................................       18%      23%       22%      26%       36%       33%      23%
   Home equity loans............................................       43%      43%       40%      33%       41%       35%      35%
 CURRENT ASSUMPTION(d):
   Business loans
    Months 1 through 3..........................................       11%      10%       14%      14%       17%       11%      14%
    Months 4 through 9..........................................       10%      10%       10%      10%       10%       10%      10%
    Months thereafter...........................................       10%      10%       10%      10%       10%       10%      10%
   Home equity loans
    Months 1 through 3..........................................       38%      38%       38%      38%       38%       38%      38%
    Months 4 through 9..........................................       25%      25%       25%      25%       25%       25%      25%
    Months 10 through 12........................................       18%      18%       18%      18%       18%       18%      18%
    Months 13 through 15........................................       13%      13%       13%      13%       13%       13%      13%
    Months 16 through 17........................................        8%       8%        8%       8%        8%        8%       8%
    Months thereafter...........................................        6%       6%        6%       6%        6%        6%       6%
Annual credit loss rates:
-------------------------
 Initial assumption.............................................     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Actual experience..............................................     0.52%    0.49%     0.80%    0.48%     0.50%     0.54%    0.68%
 Current assumption.............................................     0.50%    0.50%     0.55%    0.50%     0.50%     0.55%    0.70%
Servicing fees:
---------------
 Contractual fees...............................................     0.50%    0.50%     0.50%    0.70%     0.50%     0.50%    0.50%
 Ancillary fees.................................................     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) Prepayment rates are expressed as Constant Prepayment Rate (CPR).
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected CPR. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(c) Current experience is a six-month historical average.
(d) Current assumption rates are a blended average during the projected time period described.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
 VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT SEPTEMBER 30, 2004 (CONTINUED)



                                                                                     1999-4   1999-3    1999-2    1999-1   1998 (e)
                                                                                     ------   ------    ------    ------   --------
Interest-only strip residual discount rate:
-------------------------------------------
 Initial valuation...............................................................       11%      11%       11%       11%       11%
 Current valuation...............................................................       11%      11%       11%       11%       11%
Interest-only strip overcollateralization discount rate:
--------------------------------------------------------
 Initial valuation...............................................................        8%       7%        7%        7%        7%
 Current valuation...............................................................        8%       7%        7%        7%        7%
Servicing rights discount rate:
-------------------------------
 Initial valuation...............................................................       11%      11%       11%       11%       11%
 Current valuation...............................................................        9%       9%        9%        9%        9%
Prepayment rates(a):
--------------------
 INITIAL ASSUMPTION(b):
   Business loans ...............................................................       10%      10%       10%       10%       13%
   Home equity loans.............................................................       24%      24%       24%       24%       24%
 Ramp period (months):
   Business loans................................................................       24       24        24        24        24
   Home equity loans.............................................................       18       18        18        18        12
 CURRENT EXPERIENCE(c):
   Business loans................................................................       12%      29%       27%       13%       10%
   Home equity loans.............................................................       36%      32%       35%       34%       32%
 CURRENT ASSUMPTION(d):
   Business loans
    Months 1 through 3...........................................................       13%      13%       15%       11%       14%
    Months 4 through 9...........................................................       10%      10%       10%       10%       10%
    Months thereafter............................................................       10%      10%       10%       10%       10%
   Home equity loans
    Months 1 through 3...........................................................       38%      38%       38%       38%       38%
    Months 4 through 9...........................................................       25%      25%       25%       25%       25%
    Months 10 through 12.........................................................       18%      18%       18%       18%       18%
    Months 13 through 15.........................................................       13%      13%       13%       13%       13%
    Months 16 through 27.........................................................        8%       8%        8%        8%        8%
    Months thereafter............................................................        6%       6%        6%        6%        6%
Annual credit loss rates:
-------------------------
 Initial assumption..............................................................     0.30%    0.25%     0.25%     0.25%     0.25%
 Actual experience...............................................................     0.76%    0.66%     0.45%     0.54%     0.59%
 Current assumption..............................................................     0.85%    0.65%     0.45%     0.55%     0.65%
Servicing fees:
---------------
 Contractual fees................................................................     0.50%    0.50%     0.50%     0.50%     0.50%
 Ancillary fees..................................................................     1.25%    1.25%     1.25%     1.25%     1.25%

---------------
(a) Prepayment rates are expressed as Constant Prepayment Rate (CPR).
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected CPR. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(c) Current experience is a six-month historical average.
(d) Current assumption is a blended average during the projected time period described.
(e) Amounts represent weighted-average percentages for two 1998 securitization pools.

   SERVICING RIGHTS. As the holder of servicing rights on securitized loans, we are entitled to receive annual contractual servicing fees of 50 basis points (70 basis points in the case of the 2000-4 securitization) on the aggregate outstanding loan balance. We do not service the loans in the 2003-2 securitization, our most recent securitization, which closed in October 2003. These fees are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. In addition, ancillary fees such as prepayment fees, late charges, nonsufficient funds fees and other fees are retained directly by us, as servicer, as payments are collected from the borrowers. We also retain the interest paid on funds held in a trust's collection account until these funds are distributed from a trust.

   The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. On a quarterly basis, we evaluate capitalized servicing rights for impairment, which is measured as the excess of unamortized cost over fair value. Our valuation analyses at September 30, 2004 indicated that no adjustment was required in the first quarter of fiscal 2005. See "-- Application of Critical Accounting Estimates -- Servicing Rights" for a discussion of the $6.8 million write down of servicing rights recorded in fiscal 2004 including the impact of our sale of servicing rights related to five of our securitization trusts under the terms of a September 27, 2004 sale agreement.

   On June 30, 2003, we reduced the discount rate on servicing rights cash flows to 9% and used the same discount rate to value servicing rights at September 30, 2004 and June 30, 2004. In determining the discount rate applied to calculate the present value of cash flows from servicing rights, management has subtracted a factor from the discount rate used to value residual cash flows from interest-only strips to provide for the lower risks inherent in servicing assets. Unlike the interest-only strips, the servicing asset is not exposed to credit losses. Additionally, the distribution of the contractual servicing fee cash flow from the securitization trusts is senior to both the trusts' investor certificates and our interest-only strips. This priority of cash flow reduces the risks associated with servicing rights and thereby supports a lower discount rate than the rate applied to residual cash flows from interest-only strips. Cash flows related to ancillary servicing fees, such as prepayment fees, late fees, and non-sufficient fund fees are retained directly by us.

   Servicing rights can be terminated under certain circumstances, such as our failure to make required servicer payments, defined changes of control, reaching specified loss levels on underlying mortgage pools and failure to obtain renewals under term-to-term agreements. All of our servicing agreements associated with bond insurers now provide for term-to-term servicing with terms ranging from 30 days to 120 days. Under the term-to-term servicing provisions in certain of our servicing agreements, the associated bond insurers have the right to elect not to re-appoint us as servicer in their sole discretion. See "-- Overview -- Credit Facilities, Servicing Agreements and Waivers Related to Financial Covenants" and "-- Liquidity and Capital Resources."

   The origination of a high percentage of loans with prepayment fees impacts our servicing rights and income in two ways. Prepayment fees help reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding, which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

   In addition, although prepayments increased in recent periods compared to our historical averages, we have generally found that the non-conforming mortgage market is less sensitive to prepayments due to changes in interest rates than the conforming mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers, which limits those borrowers' opportunities to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conforming mortgage interest rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing.

   As a result of the use of prepayment fees and the reduced sensitivity to interest rate changes in the non-conforming mortgage market, we believe the prepayment experience on our total portfolio is more stable than the mortgage market in general. We believe this stability has favorably impacted our ability to value the future cash flows from our servicing rights and interest-only strips because it increased the predictability of future cash flows. However, for the past twelve quarters, our prepayment experience has exceeded our expectations for prepayments on our total portfolio and as a result we have written down the value of our securitization assets. See "-- Securitizations" for further detail of the effects prepayments that were above our expectations have had on the value of our securitization assets.

WHOLE LOAN SALES

   We also sell loans with servicing released, which we refer to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the net carrying value of the loans. The net carrying value of a loan is equal to its principal balance plus its unamortized origination costs and fees. See " -- Securitizations" for information on the volume of whole loan sales and premiums recorded for the three months ended September 30, 2004 and 2003 and the fiscal years ended June 30, 2004, 2003 and 2002. Loans reported as sold on a whole loan basis were generally loans that we originated specifically for a whole loan sale and exclude impaired loans, which may be liquidated by selling the loan. See "-- Overview -- Business Strategy Adjustments" for detail on our adjustment in business strategy from originating loans predominantly for publicly underwritten securitizations, to originating loans for a combination of whole loan sales and smaller securitizations.

   Many of our whole loan sale agreements with purchasers include recourse provisions, which are customary in the mortgage industry, obligating us to repurchase loans at the sales price in the event of unfavorable delinquency performance of the loans sold or to refund premiums if a sold loan prepays within a specified period. The duration of these obligations typically ranges from 60 days to one year from the date of the loan sale. Delinquency performance generally relates to borrower first payment default. Premium refund obligations typically decline monthly over the obligation period. We reserve for these premium obligations at the time of sale through an expense charge against the gain on sale. The amount of the reserve is calculated based on the expected first payment defaults and prepayment performance of the sold loans and the premiums received at the time of sale. Based on our experience, first payment defaults make up an immaterial portion of the reserve. In determining our reserve for premium obligation on prepayments, we refer to our prepayment experience within the various recourse timeframes that are dictated by the whole loan sale agreements with the purchasers. During the three months ended September 30, 2004, we did not repurchase any loans under recourse provisions. During the three months ended September 30, 2004, we refunded $242 thousand of premiums on loans which prepaid. During the fiscal year ended June 30, 2004, we repurchased $5.5 million of loans under recourse provisions and refunded $255 thousand of premiums. Also, during the fiscal year ended June 30, 2004, we refunded $617 thousand of premiums on loans which prepaid. The reserve for repurchase and payoff obligations of premiums received, which is included in miscellaneous liabilities on the balance sheet, was $446 thousand at September 30, 2004 and $307 thousand at June 30, 2004. Because we have no retained interests in loans sold under these agreements and we are able to estimate our liability under the agreements' recourse provisions, sale accounting is appropriate.

   The following table summarizes as of September 30, 2004, the aggregate principal balance of loans which we have sold with recourse that are still subject to recourse provisions and the quarter during which our recourse obligations on those loans terminate (in thousands):

                                                                               PRINCIPAL
        QUARTER ENDED                                                           BALANCE
        -------------                                                          ---------
        December 31, 2004 ..................................................     378,960
        March 31, 2005 .....................................................     150,608
        June 30, 2005 ......................................................     102,861
        September 30, 2005 .................................................     148,475
                                                                                --------
                                                                                $780,904
                                                                                ========

RESULTS OF OPERATIONS

                           SUMMARY FINANCIAL RESULTS
                 (dollars in thousands, except per share data)

                                          THREE MONTHS ENDED
                                             SEPTEMBER 30,                        YEAR ENDED JUNE 30,
                                         --------------------   PERCENTAGE  --------------------------------  PERCENTAGE CHANGE
                                           2004        2003       CHANGE      2004        2003        2002    '04/'03   '03/'02
                                         --------    --------   ----------  ---------   --------    --------  -------   -------
Total revenues .......................   $ 23,109    $ 20,201      14.4%    $  97,072   $241,406    $247,901   (59.8)%     (2.6)%
Total expenses .......................   $ 61,935    $ 62,569       1.0%    $ 276,794   $290,426    $234,351    (4.7)%     23.9%
Income (loss) before dividends on
  preferred stock.....................   $(25,237)   $(26,268)      3.9%    $(111,428)  $(29,902)   $  7,859  (272.6)%   (480.5)%

Dividends on preferred stock .........   $  3,475    $     --       100%    $   3,718   $     --    $     --      --         --
Net income (loss) attributable to
  common stock........................   $(28,712)   $(26,268)     (9.3)%   $(115,146)  $(29,902)   $  7,859  (285.1)%   (480.5)%

Return on average assets .............     (10.71)%     (9.88)%                (11.60)%    (3.07)%      0.94%
Return on average equity .............    (958.29)%   (386.77)%               (566.80)%   (44.20)%     11.75%
Earnings (loss) per common share:
 Basic ...............................   $  (7.98)   $  (8.10)     (1.5)%   $  (34.07)  $  (9.32)   $   2.44  (265.6)%   (482.0)%
 Diluted .............................   $  (7.98)   $  (8.10)     (1.5)%   $  (34.07)  $  (9.32)   $   2.26  (265.6)%   (512.4)%
Common dividends declared per share ..   $     --    $     --        --     $      --   $  0.291    $  0.255  (100.0)%     14.1%


OVERVIEW

   THREE MONTHS ENDED SEPTEMBER 30, 2004. For the three months ended September 30, 2004, we recorded a net loss attributable to common stock of $28.7 million compared to a net loss of $26.3 million in the three months ended September 30, 2003. During the three months ended September 30, 2004, preferred dividends of $3.5 million were recorded on the Series A preferred stock, which was issued in the prior exchange offers. There were no preferred dividends in the three months ended September 30, 2003.

   The loss for the three months ended September 30, 2004 primarily resulted from our inability to reach the loan origination levels required under our adjusted business strategy to return to profitability, which substantially reduced our ability to generate revenues, and our inability to complete a securitization during the three months ended September 30, 2004. Additionally, operating expenses increased in the three months ended September 30, 2004 as we began to add loan processing and marketing support staff to support the future loan origination levels we expect to achieve under our adjusted business strategy. Loan origination volume increased to $629.1 million in the three months ended September 30, 2004, compared to origination volume of $514.4 million in the three months ended June 30, 2004 and $124.1 million in the three months ended September 30, 2003.

   Total stockholders' equity at September 30, 2004 totaled $11.9 million and was substantially unchanged from June 30, 2004 as the $28.7 million net loss attributable to common stock was offset by the 15.6 million shares of Series A preferred stock issued during the three months ended September 30, 2004 in the prior exchange offers and the $12.1 million pre-tax increase to other comprehensive income for adjustments on our interest-only strips at September 30, 2004.

   The loss per common share for the three months ended September 30, 2004 was $7.98 on average common shares of 3,598,000 compared to a loss per common share of $8.10 on average common shares of 3,242,000 for the three months ended September 30, 2003. No common dividends were paid in fiscal 2005 or 2004.

   On May 13, 2004, our Board of Directors declared a 10% stock dividend payable June 8, 2004 to common stockholders of record on May 25, 2004. All outstanding stock options and related exercise prices were adjusted as a result of the stock dividend. Accordingly, all outstanding common shares, earnings per common share, average common share and stock option amounts presented in this document have been adjusted to reflect the effect of this stock dividend.

   The following schedule details our loan originations during the three months ended September 30, 2004 and 2003, by loan type (in thousands):

                                                                      THREE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                     -------------------
                                                                       2004       2003
                                                                     --------   --------
        Home mortgage loans .....................................    $629,579   $124,052
        Business purpose loans ..................................         151         --
                                                                     --------   --------
        Total loan originations .................................    $629,730   $124,052
                                                                     ========   ========


   Home mortgage loans are originated by our subsidiaries, HomeAmerican Credit, Inc., doing business as Upland Mortgage, and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program.
Total home mortgage loan originations increased $505.5 million, or 407%, for the three months ended September 30, 2004 to $629.6 million from $124.1 million for the three months ended September 30, 2003. Liquidity issues had substantially reduced our ability to originate home mortgage loans during the three months ended September 30, 2003. Our adjusted business strategy emphasizes whole loan sales, and if market conditions permit, smaller publicly underwritten or privately-placed securitizations and reducing costs. Based on our adjusted business strategy, we no longer originate loans through retail branches, which were a high cost origination channel, and plan to continue increasing our broker channel origination sources. Our home mortgage loan origination subsidiaries will continue to focus on increasing efficiencies and productivity gains by refining marketing techniques and integrating technological improvements into the loan origination process as we work through our liquidity issues. In addition, as part of our focus on developing broker relationships, a lower cost source of originations, during fiscal 2004 we acquired broker operations located in West Hills, California and Austin, Texas, opened new offices in Irvine, California and Edgewater, Maryland to support our broker operations and have expanded the broker business within HomeAmerican Credit, Inc. See "Business -- Business Strategy."

   The following schedule details our home mortgage loan originations by source for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                      THREE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                     -------------------
                                                                       2004       2003
                                                                     --------   --------
        Direct channel ..........................................    $200,484   $ 70,657
        Retail branches .........................................          --        649
        Broker channel ..........................................     414,392     10,014
        Bank Alliance Services program  .........................      14,703     42,732
                                                                     --------   --------
        Total home mortgage loans ...............................    $629,579   $124,052
                                                                     ========   ========

   The following table presents the amounts of home mortgage loans we originated in the first quarter of fiscal 2005 in our direct and broker operations channels and in our Bank Alliance Services program by loan characteristic (in thousands):


                                                                                                                  BANK
                                                                                         DIRECT      BROKER     ALLIANCE
                                                                                         CHANNEL     CHANNEL    SERVICES     TOTAL
                                                                                        --------    --------    --------   --------
ORIGINATIONS BY TYPE OF LOAN:
-----------------------------
Purchase Money Mortgage Loans:
 Fixed rate .........................................................................   $    341    $ 41,548    $    54    $ 41,943
 Adjustable rate ....................................................................        933     193,212         --     194,145
                                                                                        --------    --------    -------    --------
 Total ..............................................................................   $  1,274    $234,760    $    54    $236,088
                                                                                        ========    ========    =======    ========
 Average WAC ........................................................................       7.85%       7.49%      8.70%       7.49%
 Average LTV ........................................................................      88.94%      85.32%     98.18%      85.34%
Home Equity Loans:
 Fixed rate .........................................................................   $139,921    $ 38,174    $ 9,265    $187,360
 Adjustable rate ....................................................................     59,289     141,458      5,384     206,131
                                                                                        --------    --------    -------    --------
 Total ..............................................................................   $199,210    $179,632    $14,649    $393,491
                                                                                        ========    ========    =======    ========
 Average WAC ........................................................................       8.40%       7.04%      7.89%       7.76%
 Average LTV ........................................................................      81.38%      80.15%     75.41%      80.60%
Total Home Mortgage Loans:
 Fixed rate .........................................................................   $140,262    $ 79,722    $ 9,319    $229,303
 Adjustable rate ....................................................................     60,222     334,670      5,384     400,276
                                                                                        --------    --------    -------    --------
 Total ..............................................................................   $200,484    $414,392    $14,703    $629,579
                                                                                        ========    ========    =======    ========
 Average WAC ........................................................................       8.40%       7.29%      7.89%       7.66%
 Average LTV ........................................................................      81.43%      83.08%     75.50%      82.38%

ORIGINATIONS BY LIEN:
---------------------
1st Lien:
 Loans originated ...................................................................   $182,480    $377,147    $13,099    $572,726
 Average WAC ........................................................................       8.00%       6.95%      7.47%       7.30%
2nd Lien:
 Loans originated ...................................................................   $ 18,004    $ 37,245    $ 1,604    $ 56,853
 Average WAC ........................................................................      12.39%      10.77%     11.37%      11.30%


   During the three months ended September 30, 2004, our subsidiary, American Business Credit, Inc., originated $151 thousand in business purpose loans. During the three months ended September 30, 2003, American Business Credit, Inc. did not originate any business purpose loans. Pursuant to our adjusted business strategy and depending on the availability of a credit facility to fund business purpose loans, we may continue to originate business purpose loans, however at lower volumes, to meet demand in the whole loan sale and securitization markets. See "Business -- Business Strategy."

   FISCAL YEAR ENDED JUNE 30, 2004. For fiscal 2004, we recorded a net loss attributable to common stock of $115.1 million compared to a net loss of $29.9 million in fiscal 2003. During fiscal 2004, preferred dividends of $3.7 million were recorded on the Series A preferred stock, which was issued in the prior exchange offers. There were no preferred dividends in fiscal 2003.

   The loss for fiscal 2004 primarily resulted from our previously discussed short-term liquidity issues, including the absence of credit facilities until the second quarter of fiscal 2004, which substantially reduced our loan origination volume and our ability to generate revenues, our inability to complete a publicly underwritten securitization during fiscal 2004, and our shift in business strategy to focus on whole loan sales. Additionally, a charge to the income statement of $46.4 million for pre-tax valuation adjustments on our securitization assets and operating expense levels that would support greater loan origination volume also contributed to the loss for fiscal 2004. Loan origination volume decreased to $982.7 million in fiscal 2004, compared to origination volume of $1,666.5 million in fiscal 2003. Primarily as a result of this decline in loan originations and our business strategy adjustments, combined gains on sales of loans through securitizations and whole loan sales declined $137.8 million from $171.6 million in fiscal 2003, to $33.8 million in fiscal 2004. While we originated loans at a substantially reduced level during the first three quarters of fiscal 2004, our expense base for the period would have supported greater origination volume.

   See discussions below for more detail on loan originations, gains on sale of loans, securitization assets valuation adjustments, and other revenues and expenses.

   Total stockholders' equity was reduced to $11.9 million at June 30, 2004 as a result of the $115.1 million net loss attributable to common stock and the $17.4 million pre-tax reduction to other comprehensive income for adjustments on our securitization assets for fiscal 2004, partially offset by the issuance of $93.8 million of Series A preferred stock in the exchange offer closing through June 30, 2004.

   The loss per common share for fiscal 2004 was $34.07 on average common shares of 3,380,000 compared to a loss per common share of $9.32 on average common shares of 3,210,000 for fiscal 2003. No common dividends were paid in fiscal 2004. Common dividends of $0.291 per share were paid in fiscal 2003.

   On May 13, 2004, our Board of Directors declared a 10% stock dividend payable June 8, 2004 to common stockholders of record on May 25, 2004. In conjunction with the Board's resolution, all outstanding stock options and related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings per common share, average common share and stock option amounts presented have been adjusted to reflect the effect of this stock dividend. Amounts presented for fiscal 2002 have been similarly adjusted for the effect of a 10% stock dividend declared on August 21, 2002, which was paid on September 13, 2002 to common stockholders of record on September 3, 2002.

   The following schedule details our loan originations during the fiscal years ended June 30, 2004, 2003 and 2002, by loan type (in thousands):


                                                                                                        YEAR ENDED JUNE 30,
                                                                                                -----------------------------------
                                                                                                  2004         2003         2002
                                                                                                --------    ----------   ----------
Home mortgage loans.........................................................................    $982,093    $1,543,730   $1,246,505
Business purpose loans......................................................................         587       122,790      133,352
                                                                                                --------    ----------   ----------
Total loan originations.....................................................................    $982,680    $1,666,520   $1,379,857
                                                                                                ========    ==========   ==========


   Home mortgage loans are originated by our subsidiaries, HomeAmerican Credit, Inc., doing business as Upland Mortgage, and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program.
Total home mortgage loan originations decreased $561.6 million, or 36.4%, for fiscal 2004 to $982.1 million from $1.5 billion for fiscal 2003. Liquidity issues had substantially reduced our ability to originate home mortgage loans. Our adjusted business strategy emphasizes whole loan sales, smaller publicly underwritten or privately-placed securitizations and reducing costs. Based on our adjusted business strategy, we no longer originate loans through retail branches, which were a high cost origination channel, and plan to continue increasing our broker channel origination sources. Our home mortgage loan origination subsidiaries will continue to focus on increasing efficiencies and productivity gains by refining marketing techniques and integrating technological improvements into the loan origination process as we work through our liquidity issues. In addition, as part of our focus on developing broker relationships, a lower cost source of originations, we acquired broker operations located in West Hills, California and Austin, Texas, opened new offices in Irvine, California and Edgewater, Maryland to support our broker operations and have expanded the broker business within HomeAmerican Credit, Inc. See "Business -- Business Strategy."

   The following schedule details our home mortgage loan originations by source, including through the Bank Alliance Services program, for the fiscal years ended June 30, 2004, 2003 and 2002. Loans originated under the Bank Alliance Services program are originated through substantially the same process as all other loans we originate. See "Business -- Lending Activities -- Home Mortgage Loans" for a description of this program. (in thousands):


                                                                                                        YEAR ENDED JUNE 30,
                                                                                              -------------------------------------
                                                                                                 2004          2003         2002
                                                                                              ----------    ----------   ----------
Direct channel............................................................................    $  467,406    $  538,877   $  488,110
Retail branches...........................................................................           649       160,272      127,207
Broker channel............................................................................       371,777       642,670      485,267
Bank Alliance Services program ...........................................................       142,261       201,911      145,921
                                                                                              ----------    ----------   ----------
Total home mortgage loans.................................................................     $ 982,093    $1,543,730   $1,246,505
                                                                                              ==========    ==========   ==========


   The following table presents the amounts of home mortgage loans we originated in fiscal 2004 in our retail and broker operations channels and in our Bank Alliance Services program by loan characteristic (in thousands):


                                                                                                                  BANK
                                                                                         RETAIL      BROKER     ALLIANCE
                                                                                         CHANNEL     CHANNEL    SERVICES     TOTAL
                                                                                        --------    --------    --------   --------
Purchase Money Mortgage Loans:
 Fixed rate .........................................................................   $  2,177    $ 45,617    $    634   $ 48,428
 Adjustable-rate ....................................................................        836     127,607          --    128,443
                                                                                        --------    --------    --------   --------
 Total ..............................................................................   $  3,013    $173,224    $    634   $176,871
                                                                                        ========    ========    ========   ========
Home Equity Loans:
 Fixed rate .........................................................................   $424,619    $ 94,051    $127,770   $646,440
 Adjustable-rate ....................................................................     40,423     104,503      13,856    158,782
                                                                                        --------    --------    --------   --------
 Total ..............................................................................   $465,042    $198,554    $141,626   $805,222
                                                                                        ========    ========    ========   ========
Total Home Mortgage Loans:
 Fixed rate .........................................................................   $426,796    $139,668    $128,404   $694,868
 Adjustable-rate ....................................................................     41,259     232,110      13,856    287,225
                                                                                        --------    --------    --------   --------
 Total ..............................................................................   $468,055    $371,778    $142,260   $982,093
                                                                                        ========    ========    ========   ========


   During fiscal 2004, our subsidiary, American Business Credit, Inc., originated $587 thousand in business purpose loans. During fiscal year ended June 30, 2003, American Business Credit, Inc. originated $122.8 million of business purpose loans. Previously discussed liquidity issues substantially reduced our ability to originate business purpose loans in fiscal 2004. Pursuant to our adjusted business strategy and depending on the availability of a credit facility to fund business purpose loans, we may continue to originate business purpose loans, however at lower volumes, to meet demand in the whole loan sale and securitization markets. See "Business -- Business Strategy."

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003

REVENUES

   TOTAL REVENUES. For the three months ended September 30, 2004, total revenues increased $2.9 million, or 14.4%, to $23.1 million from $20.2 million for the three months ended September 30, 2003. Increases during the three months ended September 30, 2004 in gains on whole loan sales and interest and fees on loans originated were partially offset by a reduction in interest accretion on interest-only strips. Our ability to originate and sell more loans in the three months ended September 30, 2004 than we did during the three months ended September 30, 2003, when our ability to borrow under credit facilities to finance new loan originations was limited, accounted for the increases in gains on whole loan sales and interest and fees. While we currently believe we will continue to have credit facilities available to finance new loan obligations and therefore anticipate further increases in total revenues, we cannot assure you that we will be successful in maintaining existing credit facilities, or replacing or obtaining alternative credit facilities.

   GAIN ON SALE OF LOANS -- SECURITIZATIONS. For the three months ended September 30, 2004, we did not complete a securitization and no gains were recorded. In the three months ended September 30, 2003, we recorded gains of $0.8 million on the sale of $5.5 million of loans into an off-balance sheet facility before its expiration on July 5, 2003 and additional gains realized from our residual interests in $35.0 million of loans remaining in the off-balance sheet facility from June 30, 2003.

   GAIN ON SALE OF LOANS -- WHOLE LOAN SALES. Gains on whole loan sales increased to $6.1 million for the three months ended September 30, 2004 from gains of $2.9 million for the three months ended September 30, 2003. The volume of whole loan sales increased $331.2 million, to $602.2 million for the quarter ended September 30, 2004 from $271.0 million for the quarter ended September 30, 2003. The increase in the volume of whole loan sales for the quarter ended September 30, 2004 resulted from increased loan origination volume and our adjusted business strategy which emphasizes more whole loan sales. Due to our adjusted business strategy, we anticipate further increases in gains on whole loan sales. See "Business -- Business Strategy" and "-- Liquidity and Capital Resources" for further detail.

   INTEREST AND FEES. For the three months ended September 30, 2004, interest and fee income increased $3.0 million, or 65.4%, to $7.7 million compared to $4.7 million in the three months ended September 30, 2003. Interest and fee income consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loans originated and sold during the same quarter.

   The following schedule details interest and fees for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                          THREE MONTHS
                                                                             ENDED
                                                                          SEPTEMBER 30,
                                                                         ---------------
                                                                           2004    2003
                                                                         ------   ------
        Interest on loans and invested cash .........................    $4,954   $3,914
        Other fees ..................................................     2,742      739
                                                                         ------   ------
        Total interest and fees .....................................    $7,696   $4,653
                                                                         ======   ======


   During the three months ended September 30, 2004, interest income increased $1.1 million, or 26.6%, to $5.0 million from $3.9 million for the three months ended September 30, 2003. The increase for the three-month period resulted from our carrying a higher average loan balance during the three months ended September 30, 2004 as compared to the three months ended September 30, 2003 due to higher loan originations in the three months ended September 30, 2004. Investment interest income in the three months ended September 30, 2004 was level with investment interest income in the three months ended September 30, 2003.

   Other fees increased $2.0 million duringthe three months ended September 30, 2004 or 271.0%, to $2.7 million from $0.7 million for the three months ended September 30, 2003. This increase was mainly due to higher loan originations in the three months ended September 30, 2004. While we currently believe we will continue to have credit facilities available to finance new loan obligations and therefore anticipate further increases in other fees, we cannot assure you that we will be successful in maintaining existing credit facilities, or replacing or obtaining alternative credit facilities. Additionally, our ability to collect certain fees in connection with loans we originate and sell in the future may be impacted by proposed laws and regulations by various authorities. See "-- Legal and Regulatory Considerations."

   INTEREST ACCRETION ON INTEREST-ONLY STRIPS. Interest accretion of $8.4 million was earned in the three months ended September 30, 2004 compared to $11.1 million in three months ended September 30, 2003. The decrease reflects the decline in the balance of our interest-only strips of $96.8 million, or 17.7%, to $448.8 million at September 30, 2004 from $545.6 million at September 30, 2003. We expect to experience continued declines in the amount of interest accretion on our interest-only strips until we can resume selling our loans into quarterly securitizations.

   SERVICING INCOME. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the three months ended September 30, 2004, servicing income increased $0.1 million, or 17.7%, to $0.8 million from $0.7 million for the three months ended September 30, 2003. Contractual fees decreased in during the three months ended September 30, 2004 compared to three months ended September 30, 2003 due to the decline in our managed portfolio resulting primarily from our inability to complete securitizations in four of the five quarters from June 2003 to September 2004. In addition, there were decreases in loan prepayment fees received in the three months ended September 30, 2004. The decreases in fees were more than offset by a decrease in the amortization of servicing rights due to lower fees received as well as a reduction in the rate of amortization. Amortization is recognized in proportion to contractual and ancillary fees collected.

   The following table summarizes the components of servicing income for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                      THREE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                      ------------------
                                                                       2004       2003
                                                                      -------   --------
        Contractual fees .........................................    $ 2,120   $  3,792
        Prepayment fees ..........................................      3,707      6,973
        Other ancillary fees .....................................      1,458      2,328
        Amortization of servicing rights .........................     (6,440)   (12,375)
                                                                      -------   --------
        Net servicing income .....................................    $   845   $    718
                                                                      =======   ========


   On September 27, 2004, we sold the servicing rights related to five of our mortgage securitization trusts. This sale will not have a significant impact on our future net servicing income. During the three months ended September 30, 2004, we recognized $20 thousand for servicing these five securitization trusts and for the fiscal year 2004, we recognized net servicing income of $170 thousand.

EXPENSES

   TOTAL EXPENSES. Total expenses decreased $0.6 million, or 1.0%, to $61.9 million for the three months ended September 30, 2004 compared to $62.6 million for the three months ended September 30, 2003. The decrease for the period was mainly a result of decreases in securitization assets valuation adjustments, provision for credit losses and employee related costs during the three months ended September 30, 2004, partially offset by increases in losses on derivative financial instruments, general and administrative expenses, sales and marketing expenses and interest expense.

   INTEREST EXPENSE. The three major components of interest expense are interest on subordinated debentures, interest on warehouse lines of credit used to fund loans, and interest on senior collateralized subordinated notes. During the three months ended September 30, 2004, interest expense increased $1.3 million, or 7.9%, to $18.2 million, compared to $16.8 million for the three months ended September 30, 2003. In addition, as a result of the prior exchange offers, we recorded preferred dividends of $3.5 million in the three months ended September 30, 2004 on the Series A preferred stock issued in exchange for subordinated debentures. In fiscal 2005, we anticipate preferred dividends will exceed $14 million.

   The increases in interest expense to fund loans due to higher average outstanding balances under warehouse lines of credit and interest expense on senior collateralized subordinated notes issued in the prior exchange offers were offset by a decrease in interest expense on subordinated debentures due to the decline in average subordinated debentures outstanding as a result of the prior exchange offers.

   The following schedule details interest expense for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                         THREE MONTHS
                                                                             ENDED
                                                                         SEPTEMBER 30,
                                                                       -----------------
                                                                         2004      2003
                                                                       -------   -------
        Interest on subordinated debentures .......................    $13,284   $16,093
        Interest to fund loans ....................................      2,489       696
        Interest on senior collateralized subordinated notes  .....      2,343        --
        Other interest ............................................         39        29
                                                                       -------   -------
        Total interest expense ....................................    $18,155   $16,818
                                                                       =======   =======


   Average subordinated debentures outstanding during the three months ended September 30, 2004 were $501.1 million compared to $704.7 million during the three months ended September 30, 2003. The decrease was primarily the result of the prior exchange offers. Average interest rates paid on subordinated debentures were 10.12% during the three months ended September 30, 2004 compared to 8.75% during the three months ended September 30, 2003.

   We had reduced the interest rates offered on subordinated debentures beginning in the fourth quarter of fiscal 2001 and had continued reducing rates through June 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The weighted-average interest rate of subordinated debentures issued in the month of September 2004, was 11.02%, compared to the average interest rate of 7.49% on subordinated debentures issued in the month of June 2003. However, during fiscal 2004, the weighted-average interest rate on subordinated debentures we issued had steadily increased, reflecting our financial condition. We expect to reduce the interest rates offered on subordinated debentures over time as our business and cash needs, our financial condition, liquidity, future results of operations, market interest rates and competitive factors permit.

   The average outstanding balances under warehouse lines of credit were $240.6 million during the three months ended September 30, 2004, compared to $131.9 million during the three months ended September 30, 2003. The increase in the average balance on warehouse lines was due to a higher volume of loans held on balance sheet during the three months ended September 30, 2004 as a result of higher originations and our adjusted business strategy. Interest rates paid on warehouse lines during the three months ended September 30, 2004 were generally based on one-month LIBOR plus an interest rate spread ranging from 2.00% to 2.50%. One-month LIBOR has increased from approximately 1.12% at September 30, 2003 to 1.84% at September 30, 2004. Due to our adjusted business strategy, we anticipate further increases in both average outstanding balances under warehouse lines of credit and the resulting interest expense to fund loans. While we currently believe we will continue to have credit facilities available to finance new loan obligations, we cannot assure you that we will be successful in maintaining existing credit facilities, or replacing or obtaining alternative credit facilities.

   The average outstanding balance on senior collateralized subordinated notes was $93.4 million during the three months ended September 30, 2004. The senior collateralized subordinated notes were issued in the prior exchange offers. The average rate paid on senior collateralized subordinated notes was 9.86% during the three months ended September 30, 2004.

   PROVISION FOR CREDIT LOSSES. The provision for credit losses for the three months ended September 30, 2004 decreased $1.2 million, or 95.4%, to $60 thousand, compared to $1.3 million for the three months ended September 30, 2003. The decrease in the provision for loan losses for the three months ended September 30, 2004 was primarily due to lower loan charge-offs and a lower provision on loans available for sale. Principal loss severity on loans generally ranged from 20% to 30% in the three months ended September 30, 2004 and from 15% to 35% in the three months ended September 30, 2003. The provision for credit losses also includes adjustments to the carrying value of loans available for sale, which are delinquent and expected to be sold at a loss.

   The following schedule details the provision for credit losses for three months ended September 30, 2004 and 2003 (in thousands):

                                                                           THREE MONTHS
                                                                              ENDED
                                                                           SEPTEMBER 30,
                                                                           -------------
                                                                           2004    2003
                                                                           ----   ------
        Loans available for sale ......................................    $58    $  363
        Non-accrual loans .............................................      2       976
        Leases  .......................................................     --       (30)
                                                                           ---    ------
        Total Provision for Credit Losses .............................    $60    $1,309
                                                                           ===    ======


   The allowance for credit losses was $35 thousand, or 1.1% of non-accrual loans at September 30, 2004, compared to $717 thousand, or 6.5%, of non-accrual loans and leases at September 30, 2003. Non-accrual loans were $3.3 million at September 30, 2004, compared to non-accrual loans and leases of $11.0 million at September 30, 2003. See "-- On Balance Sheet Portfolio Quality" for information on non-accrual loans carried on our balance sheet. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required, particularly if economic conditions deteriorate.

   The following table summarizes changes in the allowance for credit losses for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                           THREE MONTHS
                                                                              ENDED
                                                                           SEPTEMBER 30,
                                                                           -------------
                                                                            2004    2003
                                                                           -----   -----
        Balance at beginning of period ................................    $ 121   $ 364
        Provision for credit losses ...................................        2     947
        Charge-offs ...................................................     (192)   (720)
        Recoveries ....................................................      104     126
                                                                           -----   -----
        Balance at end of period ......................................    $  35   $ 717
                                                                           =====   =====


   The following tables summarize the changes in the allowance for credit losses by loan type for the three months ended September 30, 2004 and September 30, 2003 (in thousands):

                                                                                                  BUSINESS     HOME
                                                                                                  PURPOSE    MORTGAGE
    THREE MONTHS ENDED SEPTEMBER 30, 2004                                                          LOANS       LOANS     TOTAL
    -------------------------------------                                                         --------   --------    -----
    Balance at beginning of period ...........................................................      $ --       $ 121     $ 121
    Provision for credit losses ..............................................................       (70)         72         2
    Charge-offs ..............................................................................        --        (192)     (192)
    Recoveries ...............................................................................        70          34       104
                                                                                                    ----       -----     -----
    Balance at end of period .................................................................      $ --       $  35     $  35
                                                                                                    ====       =====     =====


                                                                                             BUSINESS      HOME
                                                                                              PURPOSE    MORTGAGE
THREE MONTHS ENDED SEPTEMBER 30, 2003                                                          LOANS       LOANS     LEASES   TOTAL
-------------------------------------                                                        --------    --------    ------   -----
Balance at beginning of period ...........................................................     $ 30        $ 165     $ 170    $ 365
Provision for credit losses ..............................................................      229          747       (30)     946
Charge-offs ..............................................................................      (30)        (580)     (110)    (720)
Recoveries ...............................................................................        4           14       108      126
                                                                                               ----        -----     -----    -----
Balance at end of period .................................................................     $233        $ 346     $ 138    $ 717
                                                                                               ====        =====     =====    =====


   The following table summarizes net charge-off experience by loan type for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                          THREE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                             ------------
                                                                             2004   2003
                                                                             ----   -----
        Business purpose loans ..........................................    $(70)  $ 26
        Home mortgage loans .............................................     157    566
        Equipment leases ................................................      --      2
                                                                             ----   -----
        Total ...........................................................    $ 87   $594
                                                                             ====   =====


   LOSS PROVIDED ON REPURCHASED LOANS. The loss provided on repurchased loans for the three months ended September 30, 2004 decreased $2.8 million, or 98.0%, to $57 thousand, compared to $2.8 million for the three months ended September 30, 2003. The decrease was primarily due to lower amounts of delinquent loans repurchased from securitization trusts. During the three months ended September 30, 2004, we repurchased $2.6 million of loans from securitization trusts, compared to loan repurchases of $9.8 million in the three months ended September 30, 2003. Principal loss severity on loans generally ranged from 20% to 30% in the three months ended September 30, 2004 and from 15% to 35% in the three months ended September 30, 2003. See "-- Securitizations -- Trigger Management" for further discussion and information regarding repurchases from securitization trusts.

   EMPLOYEE RELATED COSTS. For the three months ended September 30, 2004, employee related costs decreased $1.9 million, or 13.8%, to $11.9 million from $13.9 million in the three months ended September 30, 2003. The decrease in employee related costs for the three months ended September 30, 2004 was primarily attributable to a increase in the amount of expenses deferred under SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," referred to as SFAS No. 91 in this document, due to the increase in loan originations and the ability to defer costs of loan origination personnel under SFAS No.
91. The increase in SFAS No. 91 deferrals was $3.3 million during the three months ended September 30, 2004. Increases in bonuses, salaries and cost of benefits partially offset the effect of increased SFAS No. 91 cost deferrals.

   Total employees at September 30, 2004 were 1,053 compared to 1,119 at June 30, 2003. Since June 30, 2003, we have been implementing our adjusted business strategy and our workforce has experienced a net reduction of 66 employees. With our business strategy's focus on whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. However, we expect to increase our sales, servicing and support positions as necessary in the future to handle higher levels of loan originations. In the process of implementing our adjusted business strategy, since June 30, 2003 we reduced our workforce by approximately 255 employees and experienced a net loss of approximately 90 additional employees who have resigned. Partially offsetting this workforce reduction, we have added 275 loan origination employees in our broker channel as part of our business strategy's focus on expanding our broker operations.

   Factors affecting the level of future employee related costs include future staffing decisions related to our business strategy, our loan origination levels, and our ability or inability to defer loan originations costs under SFAS No. 91. See "Business -- Business Strategy" for further discussion.

   SALES AND MARKETING EXPENSES. For the three months ended September 30, 2004, sales and marketing expenses increased $3.6 million, or 125.0%, to $6.4 million from $2.8 million for the three months ended September 30, 2003. The increase was primarily due to increases in direct mail and internet advertising for direct channel loan originations. The increase in direct mail and internet advertising costs of $2.5 million in the three months ended September 30, 2004 was mainly due to the increase in home mortgage loan originations in our direct channel. While we expect to continue streamlining our direct mail costs in the future by offering a wider array of loan products and targeting customer segments that we believe will enable us to increase our loan origination conversion rates, we expect direct mail expense to increase over the fiscal 2004 expense level as direct channel originations increase. By increasing our conversion rates, we expect to be able to lower our overall sales and marketing costs per dollar originated.

   In addition, in the three months ended September 30, 2004, print media advertising costs related to subordinated debentures increased $1.1 million. See "Business -- Business Strategy" for further discussion.

   (GAINS) AND LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS. The following table summarizes (gains) and losses on derivative financial instruments and gains and losses on hedged loans for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                         THREE MONTHS
                                                                            ENDED
                                                                         SEPTEMBER 30,
                                                                       -----------------
                                                                         2004     2003
                                                                       ------   --------
        Hedge accounting:
          (Gains) losses on derivatives............................    $  652   $     --
          (Gains) losses on hedged loans...........................      (632)        --
        Trade accounting:
          Related to pipeline......................................     1,969         --
          Related to whole loan sales..............................        --     (5,097)
          Related to interest-only strips..........................        --        (11)
        Other, net
                                                                       ------   --------
        Total (gains) and losses ..................................    $1,989   $(5,108)
                                                                       ======   ========


   For more detail on our hedging and trading activities see "-- Quantitative and Qualitative Disclosures About Market Risk -- Strategies for Use of Derivative Financial Instruments."

   GENERAL AND ADMINISTRATIVE EXPENSES. For the three months ended
September 30, 2004, general and administrative expenses increased $4.1 million, or 21.3%, to $23.3 million from $19.2 million for the three months ended September 30, 2003. The increase was primarily attributable to $4.5 million in fees on new credit facilities and a write-off of $1.5 million of fee receivables and deferment and forbearance advances related to collateral in trusts whose servicing we sold on September 27, 2004 partially offset by a decrease of $1.8 million in costs associated with servicing and collecting our total managed portfolio including expenses associated with REO and delinquent loans, and a $0.2 million decrease in costs associated with customer retention incentives.

   The following table summarizes general and administrative expenses for the three months ended September 30, 2004 and 2003 (in thousands):


                                                                 THREE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                2004       2003
                                                               -------   -------
Expenses associated with servicing and collecting loans:
 Fees and advances on serviced loans ......................    $ 5,932   $ 1,501
 Interest paid on loans and REO repurchased from trusts ...        565     3,339
 REO expenses .............................................        281     1,460
 Valuation adjustment on repurchased REO ..................         --     2,293
 REO revaluation losses and (gains) losses on sales .......        174       132
                                                               -------   -------
   Total expenses associated with servicing and
    collecting loans ......................................      6,952     8,725
Fees on credit facilities .................................      4,658        --
Professional fees .........................................      2,695     2,017
Depreciation and amortization .............................      1,451     1,762
Occupancy expenses ........................................      1,386     1,626
Business insurance ........................................      1,003       899
Expenses associated with customer retention incentives ....        767       934
Other, net ................................................      4,399     3,252
                                                               -------   -------
   Total general and administrative expenses...............    $23,311   $19,215
                                                               =======   =======


   Beginning in the fourth quarter of fiscal 2002, we offered customer retention incentives to borrowers who were exploring loan refinancing opportunities for the purpose of lowering their monthly loan payments. In an attempt to retain the loans we were servicing for these borrowers, we offered the borrowers the opportunity to receive a monthly cash rebate equal to a percentage of their scheduled monthly loan payments for periods of six to twelve months. We do not initiate any outbound activity to identify borrowers who are interested in refinancing loans. Eligible borrowers for the cash rebate program are identified when they contact us inquiring about refinancing opportunities. When we were successful in retaining these loans, we reduced the level of loan prepayments in our managed portfolio of securitized loans. To initially qualify for this program, a borrower has to be current on their loan principal and interest payments. To be eligible for the cash rebate payment, a borrower must make his monthly loan payment on a timely basis (within 15 days of the payment due date) and has to remain on a current basis. The rebate amount is a percentage of the scheduled monthly loan payment, principal plus interest. The percentage of rebates on scheduled loan payments offered to participants ranged from 15% to 20%. Our policy is to forward a rebate payment to the borrower within six weeks of receiving the monthly loan payment from the borrower.

   For those borrowers who elected to participate in customer retention incentives, we recorded a liability for the amount of future cash payments that we expected to make under this program. The liability we recorded for this program was determined based on an analysis of our two-year experience on the number of borrowers who remain for the full term of the incentive program. Some borrowers are dropped from this program because they fail to make timely monthly loan payments and others leave the program when they payoff their loans. Factors which have contributed to the fluctuation in the expense charges for the rebate program include the reduction in our managed portfolio, loan refinancing activities, shortening of the term of the incentive program offered from 12 months to 6 months and, finally, our ultimate payment experience as the program seasoned. The following table summarizes the activity for customer retention incentives and the related balance sheet liability at September 30, 2004 and 2003 (in thousands):

                                                                      THREE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                     -------------------
                                                                       2004       2003
                                                                     --------   --------
        Balance at beginning of period ..........................    $  1,277   $  5,231
        Liability accrued for new participants ..................       1,148      2,556
        Participants leaving the program:
          Loan became delinquent.................................        (114)      (238)
          Loans paid off.........................................        (267)    (1,384)
                                                                     --------   --------
           Net charge to income statement........................         767        934
        Cash payments made to participants ......................        (768)    (1,843)
                                                                     --------   --------
        Balance at end of period ................................    $  1,276   $  4,322
                                                                     ========   ========
        Principal amount outstanding on loans participating at
          period end(a)..........................................    $374,766   $578,360
                                                                     ========   ========

---------------
(a) These are loans included in mortgage securitization trusts, which are serviced by us.

   Factors affecting future general and administrative expense levels include the size of our total managed portfolio, which decreased 35.9% in the three months ended September 30, 2004 from the three months ended September 30, 2003, the amount of future loan originations and the costs associated with obtaining new or increasing existing credit facilities.

   SECURITIZATION ASSETS VALUATION ADJUSTMENT. During the three months ended September 30, 2004, we recorded a pre-tax write up of $18.6 million on our interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up of interest-only strips resulted from a reduction to our assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once we move beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave us with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed. No adjustments were recorded to our servicing rights at September 30, 2004. During the three months ended September 30, 2003, we recorded valuation adjustments on our securitization assets of $16.7 million. The breakout of the total pre-tax adjustments recorded in the three months ended September 30, 2004 and 2003 between interest-only strips and servicing rights, and the amounts charged as expense to the income statement or added to or charged to other comprehensive income were as follows (in thousands):


                                                  THREE MONTHS ENDED SEPTEMBER 30, 2004      THREE MONTHS ENDED SEPTEMBER 30, 2003
                                                ----------------------------------------    ---------------------------------------
                                                   TOTAL        INCOME         OTHER                       INCOME         OTHER
                                                (WRITE UP)/    STATEMENT   COMPREHENSIVE       TOTAL      STATEMENT   COMPREHENSIVE
                                                 WRITE DOWN     IMPACT     INCOME IMPACT    WRITE DOWN     IMPACT     INCOME IMPACT
                                                -----------    ---------   -------------    ----------    ---------   -------------
Interest-only strips ........................     $(18,614)       $29         $(18,643)       $15,814      $ 9,951        $5,863
Servicing rights ............................           --         --               --            844          844            --
                                                  --------        ---         --------        -------      -------        ------
Total securitization assets .................     $(18,614)       $29         $(18,643)       $16,658      $10,795        $5,863
                                                  ========        ===         ========        =======      =======        ======

   See "-- Application of Critical Accounting Estimates -- Interest-Only Strips" for a discussion of how valuation adjustments are recorded and "-- Off-Balance Sheet Arrangements" and "-- Securitizations" for more detail on securitization assets valuations.

   PROVISION FOR INCOME TAX EXPENSE (BENEFIT). In the three months ended September 30, 2004, our tax benefit decreased $2.5 million from $16.1 million for the three months ended September 30, 2004, to $13.6 million as a result of a $3.6 million reduction in pre-tax loss as well as a decrease in our effective tax rate from 38% in fiscal 2004 to 35% in fiscal 2005. The utilization of our net operating loss carry forwards are dependent on future taxable income from operations and it is more likely than not we will be able to primarily utilize all benefits within two years. Our adjusted business strategy of shifting to primarily whole loan sales will result in a quicker recognition and a higher level of taxable income. Our previous business strategy of using primarily securitizations allowed for the deferral of taxable income. See "-- Application of Critical Accounting Estimates -- Deferred Tax Asset" for a discussion of the factors we considered in determining that it is more likely than not we will realize these benefits.

YEAR ENDED JUNE 30, 2004 COMPARED TO YEAR ENDED JUNE 30, 2003

REVENUES

   TOTAL REVENUES. For fiscal 2004, total revenues decreased $144.3 million, or 59.8%, to $97.1 million from $241.4 million for fiscal 2003. Our ability to borrow under credit facilities to finance new loan originations was limited for much of the first six months of fiscal 2004 and our inability to complete a publicly underwritten securitization in all of fiscal 2004 (we completed a privately-placed securitization during the second quarter of fiscal 2004 discussed below) accounted for this decrease in total revenues. While we currently believe we will continue to have credit facilities available to finance new loan obligations and therefore do not anticipate further decreases in total revenues, we cannot assure you that we will be successful in maintaining existing credit facilities, or replacing or obtaining alternative credit facilities.

   GAIN ON SALE OF LOANS -- SECURITIZATIONS. For fiscal 2004, gains of $15.1 million were recorded on the securitization of $141.4 million of loans. This was a decrease of $155.9 million, or 91.2% below gains of $171.0 million recorded on securitizations of $1.4 billion of loans for fiscal 2003.

   The decrease in securitization gains for fiscal 2004 was due to our inability to complete a publicly underwritten securitization in all of fiscal 2004 and our reduced level of loan originations in fiscal 2004. We completed a privately-placed securitization, with servicing released, recognizing gains on $135.9 million of loans on October 31, 2003. The $15.1 million in gains recorded in fiscal 2004 resulted from $135.9 million of loans securitized in the second quarter, the sale of $5.5 million of loans into an off-balance sheet facility before its expiration on July 5, 2003 and additional gains realized from our residual interests in $35.0 million of loans remaining in the off-balance sheet facility from June 30, 2003 until the October 31, 2003 privately-placed securitization.

   GAIN ON SALE OF LOANS -- WHOLE LOAN SALES. Gains on whole loan sales increased to $18.7 million for the year ended June 30, 2004 from gains of $0.7 million for the year ended June 30, 2003. The volume of whole loan sales increased $780.4 million, to $808.4 million for the year ended June 30, 2004 from $28.0 million for the year ended June 30, 2003. The increase in the volume of whole loan sales for the year ended June 30, 2004 resulted from our adjusted business strategy which emphasizes more whole loan sales and our inability to complete securitizations in the fourth quarter of fiscal 2003 and the first, third and fourth quarters of fiscal 2004. Due to our adjusted business strategy, we anticipate further increases in gains on whole loan sales. See "Business -- Business Strategy" and "-- Liquidity and Capital Resources" for further detail.

   INTEREST AND FEES. For the year ended June 30, 2004, interest and fee income decreased $1.7 million, or 8.6%, to $17.7 million compared to $19.4 million in fiscal 2003. Interest and fee income consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loans originated and sold during the same quarter.

   The following schedule details interest and fees for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                                      YEAR ENDED JUNE 30,
                                                                                                  ----------------------------
                                                                                                   2004      2003       2002
                                                                                                  -------   -------    -------
    Interest on loans and invested cash ......................................................    $12,901   $10,495    $ 9,506
    Other fees ...............................................................................      4,831     8,900      9,384
                                                                                                  -------   -------    -------
    Total interest and fees ..................................................................    $17,732   $19,395    $18,890
                                                                                                  =======   =======    =======


   During the year ended June 30, 2004, interest income increased $2.4 million, or 22.9%, to $12.9 million from $10.5 million for the year ended June 30, 2003. The increase for the twelve-month period resulted from our carrying a higher average loan balance during the first, third, and fourth quarters of fiscal 2004 as compared to fiscal 2003 due to our inability to complete securitizations in the fourth quarter of fiscal 2003 and the first, third and fourth quarters of fiscal 2004. This increase was partially offset by a decrease of $0.6 million of investment interest income due to lower invested cash balances and lower interest rates on invested cash balances due to general decreases in market interest rates.

   Other fees decreased $4.1 million for the year ended June 30, 2004, or 45.7%, to $4.8 million from $8.9 million for the year ended June 30, 2003. This decrease was mainly due to our reduced ability to originate loans during the first nine months of fiscal 2004. While we currently believe we will continue to have credit facilities available to finance new loan obligations and therefore do not anticipate further decreases in other fees, we cannot assure you that we will be successful in maintaining existing credit facilities, or replacing or obtaining alternative credit facilities. Additionally, our ability to collect certain fees in connection with loans we originate and sell in the future may be impacted by proposed laws and regulations by various authorities.

   INTEREST ACCRETION ON INTEREST-ONLY STRIPS. Interest accretion of $40.2 million was earned in fiscal 2004 compared to $47.3 million in fiscal 2003. The decrease reflects the decline in the balance of our interest-only strips of $139.2 million, or 23.3%, to $459.1 million at June 30, 2004 from $598.3 million at June 30, 2003. However, cash flows from interest-only strips for the year ended June 30, 2004 totaled $151.1 million, an increase of $63.9 million from the year ended June 30, 2003 due to additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels. We expect to experience continued declines in the amount of interest accretion on our interest-only strips until we can resume selling our loans into quarterly securitizations.

   SERVICING INCOME. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the year ended June 30, 2004, servicing income increased $1.8 million, or 59.1%, to $4.9 million from $3.1 million for the year ended June 30, 2003. Contractual fees decreased in fiscal 2004 compared to fiscal 2003 due to the decline in our managed portfolio resulting primarily from our inability to complete securitizations in four of the five quarters from June 2003 to June 2004. This was partially offset by an increase in loan prepayment fees received in fiscal 2004. The amortization of servicing rights decreased due to lower fees received. Amortization is recognized in proportion to contractual and ancillary fees collected.

   The following table summarizes the components of servicing income for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                               YEAR ENDED JUNE 30,
                                                                                          -------------------------------
                                                                                            2004        2003       2002
                                                                                          --------    --------   --------
        Contractual fees ..............................................................   $ 12,486    $ 15,943   $ 13,624
        Prepayment fees ...............................................................     23,424      19,787     13,011
        Other ancillary fees ..........................................................      7,702       9,205      8,679
        Amortization of servicing rights ..............................................    (38,762)    (41,886)   (29,831)
                                                                                          --------    --------   --------
        Net servicing income ..........................................................   $  4,850    $  3,049   $  5,483
                                                                                          ========    ========   ========

   On September 27, 2004, we sold the servicing rights related to five of our mortgage securitization trusts. This sale will not have a significant impact on our future net servicing income. In fiscal 2004, we recognized net servicing income of $170 thousand for servicing these five securitization trusts.

   OTHER INCOME. On January 22, 2004, we executed an agreement to sell our interests in the remaining leases in our portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for our lease portfolio balance as of December 31, 2003. We received the cash from this sale in January 2004 and recognized a net gain of $0.5 million.

EXPENSES

   TOTAL EXPENSES. Total expenses decreased $13.6 million, or 4.7%, to $276.8 million for the year ended June 30, 2004 compared to $290.4 million for the year ended June 30, 2003. The decrease for the period was mainly a result of decreases in sales and marketing expenses, general and administrative expenses, decreases in losses on derivative financial instruments and securitization assets valuation adjustments during the year ended June 30, 2004, partially offset by increases in provision for credit losses and employee related costs.

   INTEREST EXPENSE. The three major components of interest expense are interest on subordinated debentures, interest on warehouse lines of credit used to fund loans, and interest on senior collateralized subordinated notes. During fiscal 2004, interest expense increased only $40 thousand, remaining constant at $68.1 million, compared to the same amount for the year ended June 30, 2003. However, as a result of the prior exchange offers, we recorded preferred dividends of $3.7 million in fiscal 2004 on the Series A preferred stock issued in exchange for subordinated debentures. In fiscal 2005, we anticipate preferred dividends will exceed $14 million.

   The increase in interest expense to fund loans due to higher average outstanding balances under warehouse lines of credit and interest expense on senior collateralized subordinated notes in the exchange offers were offset by a decrease in interest expense on subordinated debentures due to the decline in prior average subordinated debentures outstanding as a result of the prior exchange offers.

   The following schedule details interest expense for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                                      YEAR ENDED JUNE 30,
                                                                                                  ----------------------------
                                                                                                   2004      2003       2002
                                                                                                  -------   -------    -------
    Interest on subordinated debentures ......................................................    $61,386   $66,480    $67,223
    Interest to fund loans ...................................................................      4,121     1,527      1,429
    Interest on senior collateralized subordinated notes  ....................................      2,519        --         --
    Other interest ...........................................................................        112        91         31
                                                                                                  -------   -------    -------
    Total interest expense ...................................................................    $68,138   $68,098    $68,683
                                                                                                  =======   =======    =======


   Average subordinated debentures outstanding during fiscal 2004 were $648.5 million compared to $690.7 million during the year ended June 30, 2003. The decrease was primarily the result of the prior exchange offers. Average interest rates paid on subordinated debentures were 9.15% during the year ended June 30, 2004 compared to 9.27% during the year ended June 30, 2003 and 10.64% during the year ended June 30, 2002.

   We had reduced the interest rates offered on subordinated debentures beginning in the fourth quarter of fiscal 2001 and had continued reducing rates through the fourth quarter of fiscal 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The weighted-average interest rate of subordinated debentures issued at its peak rate, which was the month of February 2001, was 11.85%, compared to the average interest rate of 7.49% on subordinated debentures issued in the month of June 2003. However, during fiscal 2004, the weighted-average interest rate on subordinated debentures we issued had steadily increased, reflecting our financial condition. The weighted-average interest rate on subordinated debentures we issued during the month of June 2004 was 11.09%. We expect to reduce the interest rates offered on subordinated debentures over time as our business and cash needs, our financial condition, liquidity, future results of operations, market interest rates and competitive factors permit.

   The average outstanding balances under warehouse lines of credit were $126.8 million during the year ended June 30, 2004, compared to $51.1 million during the year ended June 30, 2003. The increase in the average balance on warehouse lines was due to a higher volume of loans held on balance sheet during fiscal 2004 as a result of our inability to complete securitizations in the fourth quarter of fiscal 2003 and the first, third and fourth quarters of fiscal 2004 and our adjusted business strategy. Interest rates paid on warehouse lines during fiscal 2004 were generally based on one-month LIBOR plus an interest rate spread ranging from 2.00% to 2.50%. One-month LIBOR has increased from approximately 1.12% at June 30, 2003 to 1.37% at June 30, 2004. Due to our adjusted business strategy, we anticipate further increases in both average outstanding balances under warehouse lines of credit and the resulting interest expense to fund loans. While we currently believe we will continue to have credit facilities available to finance new loan obligations, we cannot assure you that we will be successful in maintaining existing credit facilities, or replacing or obtaining alternative credit facilities.

   The average outstanding balance on senior collateralized subordinated notes was $25.8 million during the year ended June 30, 2004. The senior collateralized subordinated notes were issued in the prior exchange offers. The average rate paid on senior collateralized subordinated notes was 9.79% during the year ended June 30, 2004.

   PROVISION FOR CREDIT LOSSES. The provision for credit losses for the year ended June 30, 2004 increased $1.7 million, or 92.3%, to $3.5 million, compared to $1.8 million for the year ended June 30, 2003. The increase in the provision for loan losses for the year ended June 30, 2004 was primarily due to loan charge-offs resulting from the higher amounts of delinquent loans and non-accrual loans. The provision for credit losses includes adjustments to the carrying value of loans available for sale, which are delinquent and expected to be sold at a loss or ineligible for securitization. Principal loss severity on loans generally ranged from 20% to 30% in fiscal 2004 and from 15% to 35% in fiscal 2003.

   The following schedule details the provision for credit losses for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                                        YEAR ENDED JUNE 30,
                                                                                                     -------------------------
                                                                                                      2004     2003      2002
                                                                                                     ------   ------    ------
    Loans available for sale ....................................................................    $   42   $1,319    $  262
    Non-accrual loans ...........................................................................     3,634      119     2,244
    Leases  .....................................................................................      (210)     364     1,319
                                                                                                     ------   ------    ------
    Total Provision for Credit Losses ...........................................................    $3,466   $1,802    $3,825
                                                                                                     ======   ======    ======


   The allowance for credit losses was $121 thousand, or 22.5% of non-accrual loans at June 30, 2004, compared to $365 thousand, or 67.1%, of non-accrual loans and leases at June 30, 2003 and $1.1 million, or 22.7% of non-accrual loans and leases at June 30, 2002. Non-accrual loans were $2.1 million at June 30, 2004, compared to $4.2 million at June 30, 2003. See "-- On Balance Sheet Portfolio Quality" for information on non-accrual loans carried on our balance sheet. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required, particularly if economic conditions deteriorate.

   The following table summarizes changes in the allowance for credit losses for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                                      YEAR ENDED JUNE 30,
                                                                                                  ----------------------------
                                                                                                   2004      2003       2002
                                                                                                  -------   -------    -------
    Balance at beginning of period ...........................................................    $   365   $ 1,095    $ 1,106
    Provision for credit losses ..............................................................      3,424       484      3,562
    Charge-offs ..............................................................................     (4,933)   (1,616)    (3,875)
    Recoveries ...............................................................................      1,265       402        302
                                                                                                  -------   -------    -------
    Balance at end of period .................................................................    $   121   $   365    $ 1,095
                                                                                                  =======   =======    =======


   The following tables summarize the changes in the allowance for credit losses by loan and lease type for the year ended June 30, 2004 (in thousands):


                                                                                        BUSINESS      HOME
                                                                                         PURPOSE    MORTGAGE    EQUIPMENT
                                                                                          LOANS       LOANS      LEASES      TOTAL
                                                                                        --------    --------    ---------   -------
Balance at beginning of period ......................................................     $  30      $   165     $   170    $   365
Provision for credit losses .........................................................       161        3,473        (210)     3,424
Charge-offs .........................................................................      (275)      (3,531)     (1,127)    (4,933)
Recoveries ..........................................................................        84           14       1,167      1,265
                                                                                          -----      -------     -------    -------
Balance at end of period ............................................................     $  --      $   121     $    --    $   121
                                                                                          =====      =======     =======    =======


   The following table summarizes net charge-off experience by loan type for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                                        YEAR ENDED JUNE 30,
                                                                                                     -------------------------
                                                                                                      2004     2003      2002
                                                                                                     ------   ------    ------
    Business purpose loans ......................................................................    $  190   $   91    $  865
    Home mortgage loans .........................................................................     3,517      610     1,292
    Equipment leases ............................................................................       (40)     513     1,416
                                                                                                     ------   ------    ------
    Total .......................................................................................    $3,667   $1,214    $3,573
                                                                                                     ======   ======    ======


   LOSS PROVIDED ON REPURCHASED LOANS. The loss provided on repurchased loans for the year ended June 30, 2004 increased $7.1 million, or 142.2%, to $12.1 million, compared to $5.0 million for the year ended June 30, 2003. The increase in the loss provided on repurchased loans for the year ended June 30, 2004 was primarily due to the higher amount of delinquent loans repurchased from securitization trusts and higher principal loss severity. During the year ended June 30, 2004 we repurchased $41.2 million of loans from securitization trusts, compared to loan repurchases of $23.8 million in fiscal 2003. Principal loss severity on loans generally ranged from 20% to 30% in fiscal 2004 and from 15% to 35% in fiscal 2003. See "-- Securitizations -- Trigger Management" for further discussion and information regarding repurchases from securitization trusts.

   EMPLOYEE RELATED COSTS. For the year ended June 30, 2004, employee related costs increased $8.4 million, or 20.3%, to $50.0 million from $41.6 million in fiscal 2003. The increase in employee related costs for the year ended June 30, 2004 was primarily attributable to a decrease in the amount of expenses deferred under SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," referred to as SFAS No. 91 in this document, due to the reduction in loan originations and the inability to defer costs of loan origination personnel under SFAS No. 91. The total decrease in SFAS No. 91 deferrals was $18.8 million during fiscal 2004. A decrease in base salaries of $9.9 million due to workforce reductions discussed below partially offset the effect of reduced SFAS No. 91 cost deferrals.

   Total employees at June 30, 2004 were 969 compared to 1,119 at June 30, 2003. Since June 30, 2003, our workforce has experienced a net reduction of 150 employees. With our business strategy's focus on

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
whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. However, we expect to increase our sales, servicing and support positions as necessary in the future to handle higher levels of loan originations. Since June 30, 2003 we reduced our workforce by approximately 255 employees and experienced a net loss of approximately 90 additional employees who have resigned. Partially offsetting this workforce reduction, we have added 195 loan origination employees in our broker channel as part of our business strategy's focus on expanding our broker operations.

   Factors affecting the level of future employee related costs include future staffing decisions related to our business strategy, our loan origination levels, and our ability or inability to defer loan originations costs under SFAS No. 91. See "Business -- Business Strategy" for further discussion.

   SALES AND MARKETING EXPENSES. For the year ended June 30, 2004, sales and marketing expenses decreased $12.0 million, or 43.3%, to $15.7 million from $27.8 million for the year ended June 30, 2003. The decrease was primarily due to reductions in direct mail advertising for home mortgage and business purpose loan originations. The reduction in direct mail advertising costs of $13.0 million in fiscal 2004 was mainly due to our reduced ability to originate home mortgage loans during the first nine months of fiscal 2004, our focus on expanding loan originations in our broker channel, which does not utilize direct mail advertising, and the absence of a credit facility to fund business purpose loans. While we expect to continue streamlining our direct mail costs in the future by offering a wider array of loan products and targeting customer segments that we believe will enable us to increase our loan origination conversion rates, we expect direct mail expense to increase over the fiscal 2004 expense level as home mortgage originations increase. By increasing our conversion rates, we expect to be able to lower our overall sales and marketing costs per dollar originated. See "Business -- Business Strategy" for further discussion.

   Partially offsetting the reduction in direct mail advertising expense in fiscal 2004 was an increase of $1.4 million in advertising costs related to subordinated debentures.

   (GAINS) AND LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS. The following table summarizes (gains) and losses on derivative financial instruments and gains and losses on hedged loans for the years ended June 30, 2004, 2003 and 2002 (in thousands):

                                                                                                       YEAR ENDED JUNE 30,
                                                                                                   ---------------------------
                                                                                                    2004      2003       2002
                                                                                                   -------   -------    ------
    Hedge accounting:
      (Gains) losses on derivatives............................................................    $(1,252)  $ 7,037    $   --
      (Gains) losses on hedged loans...........................................................      2,283    (6,160)       --

    Trade accounting:
      Related to pipeline......................................................................      1,520     3,796       296
      Related to whole loan sales..............................................................     (5,097)     (551)       --
      Related to interest-only strips..........................................................        (28)      911       726

    Other, net ................................................................................         13         4        --
                                                                                                   -------   -------    ------
    Total (gains) and losses ..................................................................    $(2,561)  $ 5,037    $1,022
                                                                                                   =======   =======    ======


   For more detail on our hedging and trading activities see "-- Quantitative and Qualitative Disclosures About Market Risk -- Strategies for Use of Derivative Financial Instruments."

   GENERAL AND ADMINISTRATIVE EXPENSES. For the year ended June 30, 2004, general and administrative expenses decreased $11.5 million, or 11.9%, to $84.7 million from $96.2 million for the year ended June 30, 2003. The decrease was primarily attributable to a decrease of $19.4 million in costs associated with servicing and collecting our total managed portfolio including expenses associated with REO and delinquent loans, and a $7.0 million decrease in costs associated with customer retention incentives, partially offset by $13.8 million in fees on new credit facilities.

   The decrease in costs associated with servicing and collecting loans primarily resulted from lower fees and advances paid on serviced loans due to the decline in our managed portfolio from $3.7 billion at

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
June 30, 2003 to $2.1 billion at June 30, 2004 and lower interest payments to the trusts on REO repurchases and lower REO valuation adjustments resulting from a decline in the amount of REO repurchased from our securitization trusts. Also contributing to the reduction in costs associated with servicing and collecting loans were lower expenses to maintain REO properties. Increases or decreases in our future costs associated with servicing and collecting loans will depend on the size of our managed portfolio, the amount of repurchases from securitizations trusts and the levels of REO.

   The following table summarizes general and administrative expenses for the fiscal years ended June 30, 2004, 2003 and 2002 (in thousands):


                                                                                                            YEAR ENDED JUNE 30,
                                                                                                       ----------------------------
                                                                                                         2004      2003       2002
                                                                                                       -------    -------   -------
Expenses associated with servicing and collecting loans:
Fees and advances on serviced loans................................................................    $ 9,545    $15,623   $13,412
Interest paid on loans and REO repurchased from trusts.............................................      9,235     13,528     6,403
REO expenses.......................................................................................      5,418      8,004     6,017
Valuation adjustment on repurchased REO............................................................      4,232      9,221     5,352
REO revaluation losses and (gains) losses on sales.................................................         63      1,504      (159)
                                                                                                       -------    -------   -------
   Total expenses associated with servicing and collecting loans...................................     28,493     47,880    31,025
Fees on credit facilities..........................................................................     14,370      1,030     1,102
Professional fees..................................................................................      8,622      7,250     7,162
Depreciation and amortization......................................................................      7,137      8,613     6,776
Occupancy expenses.................................................................................      5,607      5,089     4,887
Business insurance.................................................................................      3,885      2,544       990
Expenses associated with customer retention incentives.............................................      1,820      8,834       805
Other, net.........................................................................................     14,784     14,942    21,118
                                                                                                       -------    -------   -------
   Total general and administrative expenses.......................................................    $84,718    $96,182   $73,865
                                                                                                       =======    =======   =======


   Beginning in the fourth quarter of fiscal 2002, we offered customer retention incentives to borrowers who were exploring loan refinancing opportunities for the purpose of lowering their monthly loan payments. In an attempt to retain the loans we were servicing for these borrowers, we offered the borrowers the opportunity to receive a monthly cash rebate equal to a percentage of their scheduled monthly loan payments for periods of six to twelve months. When we were successful in retaining these loans, we reduced the level of loan prepayments in our managed portfolio of securitized loans. To initially qualify for this program, a borrower has to be current on their loan principal and interest payments and to continue to qualify and receive each month's cash rebate, a borrower has to remain current. The percentage of rebates on scheduled monthly loan payments offered to participants ranged from 10% to 25%.


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
   For those borrowers who elected to participate in customer retention incentives, we recorded a liability for the amount of future cash payments that we expected to make under this program. The following table summarizes the activity for customer retention incentives and the related balance sheet liability for the years ended June 30, 2004, 2003, 2002 (in thousands):

                                                                                                     YEAR ENDED JUNE 30,
                                                                                                ------------------------------
                                                                                                  2004       2003        2002
                                                                                                --------   --------    -------
    Balance at beginning of year ...........................................................    $  5,231   $    753    $    --
    Liability accrued for new participants .................................................       5,705     10,719        833
    Participants leaving the program:
      Loan became delinquent................................................................        (801)      (194)       (28)
      Loans paid off........................................................................      (3,084)    (1,691)        --
                                                                                                --------   --------    -------
       Net charge to income statement.......................................................       1,820      8,834        805
    Cash payments made to participants .....................................................      (5,774)    (4,356)       (52)
                                                                                                --------   --------    -------
    Balance at end of year .................................................................    $  1,277   $  5,231    $   753
                                                                                                ========   ========    =======
    Principal amount outstanding on loans participating at period end(a) ...................    $344,764   $477,076    $41,218
                                                                                                ========   ========    =======

---------------
(a) These are loans included in mortgage securitization trusts, which are serviced by us.

   Factors affecting future general and administrative expense levels include the size of our total managed portfolio, which decreased 42.7% in fiscal 2004, the amount of future loan originations and the costs associated with obtaining new or increasing existing credit facilities.

   SECURITIZATION ASSETS VALUATION ADJUSTMENT. During fiscal 2004, we recorded total pre-tax valuation adjustments on our interest-only strips and servicing rights of $63.8 million, of which $46.4 million was charged as expense to the income statement and $17.4 million was charged to other comprehensive income. These adjustments primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2004 due to the low interest rate environment experienced during fiscal 2004. The pre-tax valuation adjustment recorded on our interest-only strips was $57.0 million, of which $39.6 million was charged as expense to the income statement and $15.4 million was charged to other comprehensive income. The pre-tax valuation adjustment recorded on our servicing rights was $6.8 million, all of which was charged as expense to the income statement. Additionally, the fiscal 2004 valuation adjustment also includes a write down of the carrying value of our interest-only strips and servicing rights related to five of our mortgage securitization trusts of $5.4 million to reflect their values under the terms of a September 27, 2004 sale agreement. The write down on interest-only strips was $4.1 million and the write down on servicing rights was $1.3 million. The sale of these assets was undertaken as part of our negotiations to obtain the new $100.0 million warehouse credit facility described in "-- Liquidity and Capital Resources" and to raise cash to pay fees on new warehouse credit facilities and as a result, we did not realize their full value as reflected on our books. See "-- Application of Critical Accounting Estimates -- Interest-Only Strips" for a discussion of how valuation adjustments are recorded and "-- Off-Balance Sheet Arrangements" and
"-- Securitizations" for more detail on securitization assets valuations.

   This compares to total pre-tax valuation adjustments on our securitization assets of $63.3 million during the year ended June 30, 2003, of which $45.2 million was charged as expense to the income statement and $18.1 million was reflected as an adjustment to other comprehensive income. The pre-tax valuation adjustment recorded on our interest-only strips was $58.0 million, of which $39.9 million was charged as expense to the income statement and $18.1 million was charged to other comprehensive income. The pre-tax valuation adjustment recorded on our servicing rights was $5.3 million.

   PROVISION FOR INCOME TAX EXPENSE (BENEFIT). In fiscal 2004 our tax benefit increased $49.2 million from $19.1 million to $68.3 million as a result of a $130.7 million decline in pre-tax income. The utilization of our net operating loss carry forwards are dependent on future taxable income from operations and it is more likely than not we will be able to primarily utilize all benefits within two years. Our adjusted business strategy of shifting to primarily whole loan sales will result in a quicker recognition and a higher level of taxable income. Our previous business strategy of using primarily securitizations allowed for the deferral of taxable income. See "-- Application of Critical Accounting Estimates -- Deferred Tax Asset" for a discussion of the factors we considered in determining that it is more likely than not we will realize these benefits.

YEAR ENDED JUNE 30, 2003 COMPARED TO YEAR ENDED JUNE 30, 2002

   TOTAL REVENUES. For fiscal 2003, total revenues decreased $6.5 million, or 2.6%, to $241.4 million from $247.9 million for fiscal 2002. Our inability to complete a quarterly securitization of loans during the fourth quarter of our fiscal year accounted for this decrease in total revenues.

   GAIN ON SALE OF LOANS -- SECURITIZATIONS. For the year ended June 30, 2003, gains of $171.0 million were recorded on the securitization of $1.4 billion of loans. This was a decrease of $14.6 million, or 7.9% over gains of $185.6 million recorded on securitizations of $1.4 billion of loans for the year ended June 30, 2002.

   The decrease in gains recorded was a direct result of our inability to complete a quarterly securitization during the fourth quarter of our fiscal year. During the year ended June 30, 2003, securitization gains as a percentage of loans securitized on our term securitization deals increased to 14.6% on loans securitized from 13.9% on loans securitized for the year ended June 30, 2002. Securitization gains as a percentage of loans securitized through our off-balance sheet facility, however, decreased to 5.5% for the year ended June 30, 2003 from 12.9% for the year ended June 30, 2002. At
June 30, 2003, the likelihood that the facility sponsor would ultimately transfer the underlying mortgage loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility in the fourth quarter of fiscal 2003 was based on terms expected in a whole loan sale transaction. Our ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. See "-- Securitizations" for further discussion of this facility.

   During fiscal 2003, we saw increases in interest rate spreads on our three term securitizations that increased residual cash flows to us and the amount of cash we received at the closing of a securitization from notional bonds or premiums on the sale of trust certificates. Increases in the cash received at the closing of a securitization and residual cash flows resulted in increases in the gains we recognized on the sale of loans into securitizations as compared to the year ended June 30, 2002. See "-- Securitizations" for further detail of how securitization gains are calculated.

   The increase in interest rate spread realized in term securitization transactions during the year ended June 30, 2003 compared to the year ended June 30, 2002 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2003, the weighted average loan interest rate was 10.82%, a 58 basis point decrease from the weighted average interest rate of 11.40% on loans securitized during the year ended June 30, 2002. However, the weighted average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2003 was 4.47%, a 104 basis point decrease from 5.51% during the year ended June 30, 2002. The resulting net improvement in interest rate spread was approximately 46 basis points.

   The improvement in the interest rate spread through fiscal 2002 to the third quarter of fiscal 2003 enabled us to enter into securitization transactions structured to provide cash at the closing of our term securitizations through the sale of notional bonds, sometimes referred to as interest-only bonds, or the sale of trust certificates at a premium to total loan collateral. During the year ended June 30, 2003 we received additional cash at the closing of our three securitizations, due to these modified structures, of $30.2 million compared to $32.9 million received for four securitizations for fiscal 2002. Securitization gains and cash received at the closing of securitizations were partially offset by initial overcollateralization requirements of $10.6 million in fiscal 2003. There was no initial overcollateralization requirement in fiscal 2002.

   GAIN ON SALE OF LOANS -- WHOLE LOAN SALES. Gains on whole loan sales decreased $1.7 million, to $0.7 million for the year ended June 30, 2003 from $2.4 million for the year ended June 30, 2002. The volume of whole loan sales decreased 51.4%, to $28.0 million for the year ended June 30, 2003 from $57.7 million for the year ended June 30, 2002. The decrease in the volume of whole loan sales for the year ended June 30, 2003 resulted from management's decision to securitize additional loans as the securitization

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
market's experience during the past year was more favorable than the whole loan sale market. However, our inability to complete a securitization in the fourth quarter of fiscal 2003 created a need for short-term liquidity, which resulted in management utilizing whole loan sales to sell our fourth quarter of fiscal 2003 loan originations.

   INTEREST AND FEES. For the year ended June 30, 2003, interest and fee income increased $0.5 million, or 2.7%, to $19.4 million compared to $18.9 million in the same period of fiscal 2002. Interest and fee income consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loans originated and sold during the same quarter.

   During the year ended June 30, 2003, total interest income increased $1.0 million, or 10.5%, to $10.5 million from $9.5 million for the year ended
June 30, 2002. Loan interest income increased $2.1 million from June 30, 2002 as a result of our carrying a higher average loan balance during fiscal 2003 as compared to fiscal 2002. This increase was offset by a decrease of $1.1 million of investment interest income due to lower interest rates earned on invested cash balances caused by general decreases in market interest rates.

   Other fees decreased $0.5 million for fiscal 2003 compared to the same periods in fiscal 2002. The decrease was mainly due to a decrease in leasing income, which resulted from our decision in fiscal 2000 to discontinue the origination of new leases. Our ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities. See "-- Legal and Regulatory Considerations."

   INTEREST ACCRETION ON INTEREST-ONLY STRIPS. Interest accretion of $47.3 million was earned in the year ended June 30, 2003 compared to $35.4 million in the year ended June 30, 2002. The increase reflects the growth in the balance of our interest-only strips of $85.7 million, or 16.7%, to $598.3 million at June 30, 2003 from $512.6 million at June 30, 2002. In addition, cash flows from interest-only strips for the year ended June 30, 2003 totaled $87.2 million, an increase of $26.9 million, or 50.4%, from the year ended June 30, 2002 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels.

   SERVICING INCOME. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the year ended June 30, 2003, servicing income decreased $2.4 million, or 44.4%, to $3.1 million from $5.5 million for the year ended June 30, 2002. Because loan prepayment levels in fiscal 2003 increased from fiscal 2002, the amortization of servicing rights has also increased. Amortization is recognized in proportion to contractual and ancillary fees collected. Therefore the collection of additional prepayment fees in fiscal 2003 has resulted in higher levels of amortization.

   TOTAL EXPENSES. Total expenses increased $56.0 million, or 23.9%, to $290.4 million for the year ended June 30, 2003 compared to $234.4 million for the year ended June 30, 2002. As described in more detail below, this increase was mainly a result of increases in securitization asset valuation adjustments recorded during the year ended June 30, 2003, increases in employee related costs and increases in general and administrative expenses.

   INTEREST EXPENSE. During fiscal 2003, interest expense decreased $0.6 million, or 0.9%, to $68.1 million compared to $68.7 million for fiscal 2002. Average subordinated debentures outstanding during the year ended June 30, 2003 was $690.7 million compared to $615.2 million during the year ended
June 30, 2002. Average interest rates paid on subordinated debentures outstanding decreased to 9.27% during the year ended June 30, 2003 from 10.64% during the year ended June 30, 2002.

   Rates offered on subordinated debentures were reduced beginning in the fourth quarter of fiscal 2001 and had continued downward through the fourth quarter of fiscal 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The average interest rate of subordinated debentures issued at its peak rate, which was the month of February 2001, was 11.85% compared to the average interest rate of subordinated debentures issued in the month of June 2003 of 7.49%.

   The average outstanding balances under warehouse lines of credit were $51.1 million during the year ended June 30, 2003, compared to $29.5 million during the year ended June 30, 2002. The increase in the average balance on warehouse lines was due to a higher volume of loans originated and lower average cash balances available for loan funding during the period. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 0.95% to 1.75%. One-month LIBOR has decreased from approximately 1.8% at June 30, 2002 to 1.12% at June 30, 2003.

   PROVISION FOR CREDIT LOSSES. The provision for credit losses on loans and leases available for sale decreased $2.0 million, or 52.9%, to $1.8 million for the year ended June 30, 2003 from $3.8 million for the year ended June 30, 2002. See "-- Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 -- Provision for Credit Losses" for the components of our provision for credit losses for the years ended June 30, 2003 and 2002.

   The allowance for credit losses was $365 thousand, or 4.4% of non-accrual loans and leases at June 30, 2003 compared to $1.1 million, or 8.4% of non-accrual loans and leases at June 30, 2002. The allowance for credit losses as a percentage of non-accrual loans and leases decreased from June 30, 2002 due to the decrease of the non-accrual loan balance being carried on our balance sheet at June 30, 2003 as well as a decrease in the expected loss severity on these non-accrual loans.

   The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2003 (in thousands):

                                                                                          BUSINESS     HOME
                                                                                           PURPOSE    EQUITY    EQUIPMENT
YEAR ENDED JUNE 30, 2003:                                                                   LOANS      LOANS     LEASES      TOTAL
-------------------------                                                                 --------    ------    ---------   -------
Balance at beginning of period ........................................................     $  90      $ 686      $ 320     $ 1,095
Provision for credit losses ...........................................................        30         89        364         483
Charge-offs ...........................................................................      (128)      (622)      (866)     (1,616)
Recoveries ............................................................................        38         12        352         402
                                                                                            -----      -----      -----     -------
Balance at end of period ..............................................................     $  30      $ 165      $ 170     $   364
                                                                                            =====      =====      =====     =======


   LOSS PROVIDED ON REPURCHASED LOANS. The loss provided on repurchased loans increased $2.0 million, or 66.4%, to $5.0 million for the year ended June 30, 2003 from $3.0 million for the year ended June 30, 2002. The increase was primarily due to higher amounts of delinquent loans repurchased from securitization trusts. During the year ended June 30, 2003, we repurchased $23.8 million of loans from securitization trusts, compared to loan repurchases of $13.7 million in the year ended June 30, 2002. See "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts.

   EMPLOYEE RELATED COSTS. For the year ended June 30, 2003, employee related costs increased $5.3 million, or 14.6%, to $41.6 million from $36.3 million in the prior year. The increase in employee related costs for the year ended
June 30, 2003 was primarily attributable to additions of personnel to originate, service and collect loans. Total employees at June 30, 2003 were 1,119 compared to 1,019 at June 30, 2002. Increases in payroll and benefits expenses for the increased number of employees were offset by reductions of management bonus accruals due to our overall financial performance in fiscal 2003. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees during fiscal 2003.

   SALES AND MARKETING EXPENSES. For the year ended June 30, 2003, sales and marketing expenses increased $1.8 million, or 7.0%, to $27.8 million from $26.0 million for the year ended June 30, 2002. The increase was primarily due to increases in expenses for direct mail advertising and broker commissions for home equity and business loan originations partially offset by decreases in newspaper advertisements for subordinated debentures.

   (GAINS) AND LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS. For the year ended June 30, 2003, losses on derivative financial instruments increased $4.0 million, or 492.9%, to $5.0 million from $1.0 million for the year ended
June 30, 2002. The increase was due primarily to increases in losses from trading activities of $2.9 million and losses from hedging activities of $.9 million.

   GENERAL AND ADMINISTRATIVE EXPENSES. For the year ended June 30, 2003, general and administrative expenses increased $22.3 million, or 30.2%, to $96.2 million from $73.9 million for the year ended June 30, 2002. This increase was primarily attributable to increases of approximately $16.9 million in costs associated with servicing and collecting our larger total portfolio including expenses associated with REO and delinquent loans and $8.0 million related to costs associated with customer retention incentives. See "-- Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 -- General and Administrative Expenses" for a description of customer retention incentives.

   SECURITIZATION ASSETS VALUATION ADJUSTMENT. During fiscal 2003, pre-tax write downs of $45.2 million were charged as expense to the income statement, compared to $22.1 million for fiscal 2002. Of these write downs, $39.9 million and $22.1 million were write downs of our interest-only strips in fiscal 2003 and 2002, respectively. The remaining $5.3 million in fiscal 2003 was a write down of our servicing rights. These adjustments primarily reflect the impact of higher prepayment experience on home equity loans than anticipated during the periods. The valuation adjustment recorded on securitization assets in fiscal 2003 was reduced by a $17.9 million favorable valuation impact to the income statement as a result of reducing the discount rates applied in valuing the securitization assets at June 30, 2003. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of a sustained decline in market interest rates. The discount rate on the projected residual cash flows from our interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value our interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003. The adjustments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights. See "-- Securitizations" for further detail of these adjustments.

   PROVISION FOR INCOME TAX EXPENSE (BENEFIT). For fiscal 2003, the provision for income taxes decreased $24.8 million as a result of a $62.6 million decline in pre-tax income and a reduction in our effective tax rate from 42% to 39%. The change in the effective tax rate was made due to an anticipated decrease in our overall tax liabilities.

SEGMENT REPORTING

   We have three operating segments: Loan Origination, Servicing and Treasury and Funding. The Loan Origination segment originates home mortgage loans. The Servicing segment services the loans originated by us both while held as available for sale by us and subsequent to securitization. The Treasury and Funding segment offers our subordinated debenture securities pursuant to a registered public offering and obtains other sources of funding for our general operating and lending activities. All Other is mainly comprised of interest-only strips, unallocated overhead and other expenses unrelated to the reportable segments identified. Refer to Note 14 to the September 30, 2004 Consolidated Financial Statements for comparative data for the three months ended September 30, 2004 and 2003 and Note 22 to the June 30, 2004 Consolidated Financial Statements for comparative data for the years ended June 30, 2004, 2003 and 2002.

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003

LOAN ORIGINATION SEGMENT

   TOTAL REVENUES. For the three months ended September 30, 2004, total revenues increased $5.7 million, or 173.8% to $13.5 million from $7.8 million for the three months ended September 30, 2003. Gains on whole loan sales increased to $6.1 million for the first quarter of fiscal 2005 from gains of $2.9 million for the first quarter of fiscal 2004. The volume of whole loan sales increased $331.2 million, to $602.2 million for the three months ended September 30, 2004 from $271.0 million for the three months ended September 30, 2003. In the three months ended September 30, 2003, we recorded gains of $0.8 million on the sale of $5.5 million of loans into an off-balance sheet facility before its expiration on July 5, 2003 and additional gains realized from our residual interests in $35.0 million of loans remaining in the off-balance sheet facility from June 30, 2003.

   TOTAL EXPENSES. Total expenses increased $5.8 million, or 13.6%, to $48.3 million for the three months ended September 30, 2004 compared to $42.5 million for the three months ended September 30, 2003. Interest expense for the loan origination segment consists primarily of interest expense on warehouse lines of credit used to fund loans. During the three months ended September 30, 2004, interest expense decreased $1.0 million or 15.1%, to $5.6 million compared to $6.7 million for the three months ended September 30, 2003.

   Non-interest expense for the loan origination segment consists of a provision for credit losses, employee related costs, sales and marketing expenses and general and administrative expenses. The provision for credit losses for the three months ended September 30, 2004 decreased $4.1 million or 96.0%, to $117 thousand, compared to $4.2 million for the three months ended September 30, 2003. The decrease was primarily due to lower loan charge-offs resulting from the decreased amounts of delinquent loans repurchased from securitization trusts. Employee related costs decreased $3.2 million, or 44.8%, to $4.0 million for the first quarter fiscal 2005 from $7.2 million for the first quarter fiscal 2004. The decrease in employee related costs was primarily attributable to the increase in loan originations and the ability to defer costs of loan origination personnel under SFAS No. 91. Sales and marketing expenses increased $2.5 million, or 99.1% to $5.0 million for the period ended September 30, 2004, from $2.5 million for the period ended September 30, 2003 due to increases in direct mail and internet advertising for direct channel loan originations. For the three months ended September 30, 2004, general and administrative expenses increased $12.3 million to $10.6 million from a credit of $1.7 million for the three months ended September 30, 2003. The increase was primarily attributable to a $7.1 million increase in losses on derivative financial instruments and a $4.7 million increase in fees on new credit facilities.

TREASURY AND FUNDING SEGMENT

   TOTAL REVENUES. For the three months ended September 30, 2004, total revenues decreased $3.6 million, or 19.8% to $14.5 million from $18.1 million for the three months ended September 30, 2003. The reduction in total revenues is primarily attributed to a decrease in intercompany revenues earned on the allocation of capital. For the first quarter of fiscal 2005, the capital provided by the Treasury and Funding Segment decreased $152.2 million, or 25.8%, to $438.1 million compared to $590.3 million in the first quarter of fiscal 2004.

   TOTAL EXPENSES. Total expenses for the three months ended September 30, 2004 increased $1.2 million, or 6.9% to $18.6 million from $17.4 million for the three months ended September 30, 2003 primarily due to a $1.1 million increase in advertising costs related to subordinated debentures.

SERVICING SEGMENT

   TOTAL REVENUES. For the three months ended September 30, 2004, total revenues decreased $6.1 million, or 45.3% to $7.3 million from $13.4 million for the three months ended September 30, 2003. For the period ended
September 30, 2004, contractual fee income decreased $5.8 million, or 44.4%, to $7.3 million from $13.1 million for the period ended September 30, 2003 due to the decrease in our managed portfolio.

   TOTAL EXPENSES. Total expenses decreased $3.6 million, or 33.3%, to $7.2 million for the three months ended September 30, 2004 compared to $10.8 million for the three months ended September 30, 2003. The decrease is due primarily to a reduction in professional fees and REO expenses.

ALL OTHER SEGMENTS

   TOTAL REVENUES. For the three months ended September 30 2004, total revenues increased $2.7 million, or 12.3% to $24.7 million from $22.0 million for the three months ended September 30, 2003. An increase of $5.4 million in inter-segment revenues was partially offset by a $2.7 million decrease in interest accretion on interest-only strips. Interest accretion of $8.4 million was earned in the three months ended September 30, 2004 compared to $11.1 million in the three months ended September 30, 2003.

   TOTAL EXPENSES. Total expenses decreased $8.0 million, or 24.5%, to $24.8 million for the three months ended September 30, 2004 compared to $32.8 million for the three months ended September 30, 2003. The decrease for the period was principally due to a decline in the valuation adjustment for the securitization assets recorded in the income statement. For the three months ended September 30, 2004, the valuation adjustment decreased $10.8 million, or 99.7%, to $29 thousand from $10.8 million for the three months ended September 30, 2003.

YEAR ENDED JUNE 30, 2004 COMPARED TO YEAR ENDED JUNE 30, 2003

LOAN ORIGINATION SEGMENT

   TOTAL REVENUES. For fiscal 2004, total revenues decreased $138.8 million, or 73.6% to $49.7 million from $188.5 million for fiscal 2003. For fiscal 2004, gains of $15.1 million were recorded on the securitization of $141.1 million of loans. This was a decrease of $155.9 million, or 91.2% below gains of $171.0 million recorded on securitizations of $1.4 billion of loans for fiscal 2003. Gains on whole loan sales increased to $18.7 million for the year ended June 30, 2004 from gains of $0.7 million for the year ended June 30, 2003. The volume of whole loan sales increased $780.4 million, to $808.4 million for the year ended June 30, 2004 from $28.0 million for the year ended June 30, 2003. For the year ended June 30, 2004, interest income increased $3.5 million, or 8.6%, to $12.0 million compared to $8.5 million in fiscal 2003. Other fees decreased $4.5 million for the year ended June 30, 2004, or 53.8%, to $3.9 million from $8.4 million for the year ended June 30, 2003. This decrease was mainly due to our reduced ability to originate loans during the first nine months of fiscal 2004.

   TOTAL EXPENSES. Total expenses decreased $15.4 million, or 7.9%, to $178.8 million for the year ended June 30, 2004 compared to $194.2 million for the year ended June 30, 2003. During fiscal 2004, interest expense increased $2.8 million or 13.6%, to $23.1 million for the year ended June 30, 2004 compared to $20.3 million for the year ended June 30, 2003.

   Non-interest expense for the loan origination segment consists of a provision for credit losses, employee related costs, sales and marketing expenses and general and administrative expenses. The provision for credit losses for the year ended June 30, 2004 increased $8.3 million or 134.3%, to $14.5 million, compared to $6.2 million for the year ended June 30, 2003. The increase in the provision for loan losses for the year ended June 30, 2004 was primarily due to loan charge-offs resulting from the higher amounts of delinquent loans repurchased from securitization trusts and higher principal loss severity. For the year ended June 30, 2004, employee related costs increased $9.8 million, or 107.2%, to $18.9 million from $9.1 million in fiscal 2003. The increase in employee related costs for the year ended June 30, 2004 was due to the reduction in loan originations and the inability to defer costs of loan origination personnel under SFAS No. 91. For the year ended
June 30, 2004, sales and marketing expenses decreased $13.3 million, or 52.1%, to $12.2 million from $25.5 million for the year ended June 30, 2003. The decrease was primarily due to reductions in direct mail advertising for home equity loan originations. For the year ended June 30, 2004, general and administrative expenses decreased $634 thousand, or 2.6%, to $24.1 million from $24.7 million for the year ended June 30, 2003. The decrease was primarily attributable to a $7.0 million decrease in costs associated with customer retention incentives, a net gain of $7.6 million in the derivative financial instruments, which are offset by an increase of $13.3 million in fees on the new credit facility fees.

TREASURY AND FUNDING SEGMENT

   TOTAL REVENUES. For fiscal 2004, total revenues decreased $14.0 million, or 18.5% to $61.8 million from $75.8 million for fiscal 2003. The reduction in total revenues is primarily attributed to a decrease in intercompany revenues earned on the allocation of capital provided by the Treasury and Funding Segment. For the year ended June 30, 2004, the capital provided by the Treasury and Funding Segment decreased $111.3 million, or 18.1%, to $504.4 million compared to $615.7 million in fiscal 2003.

   TOTAL EXPENSES. Total expenses for fiscal 2004 were substantially level with expenses in fiscal 2003 and pertain to interest expense, sales and marketing expenses and general and administrative expenses.

SERVICING SEGMENT

   TOTAL REVENUES. For fiscal 2004, total revenues decreased $1.5 million, or 18.5% to $44.7 million from $46.2 million for fiscal 2003. For the year ended June 30, 2004, contractual fee income decreased $3.4 million, or 21.7%, to $12.5 million from $15.9 million for the year ended June 30, 2003. The decrease is offset by a $3.6 million increase in prepayment fees.

   TOTAL EXPENSES. Total expenses decreased $9.4 million, or 20.3%, to $36.8 million for the year ended June 30, 2004 compared to $46.2 million for the year ended June 30, 2003. The decrease for the period was mainly a result of decreases in interest expense, professional fees, REO expenses and advances on serviced loans.

ALL OTHER SEGMENTS

   TOTAL REVENUES. For fiscal 2004, total revenues decreased $25.1 million, or 22.5% to $86.3 million from $111.4 million for fiscal 2003 due to a decrease in inter-segment revenues and interest accretion on interest-only strips. Interest accretion of $40.2 million was earned in fiscal 2004 compared to $47.3 million in fiscal 2003.

   TOTAL EXPENSES. Total expenses decreased $23.8 million, or 15.2%, to $132.7 million for the year ended June 30, 2004 compared to $156.5 million for the year ended June 30, 2003. The decrease for the period was mainly a result of decreases in interest expense, employee related costs and general and administrative expenses. For fiscal 2004, the valuation adjustment charged to the income statement for the securitization assets increased $1.2 million, or 2.8%, to $46.4 million from $45.2 million for fiscal 2003.

BALANCE SHEET INFORMATION

                               BALANCE SHEET DATA
                 (dollars in thousands, except per share data)

                                                                                                              JUNE 30,
                                                                               SEPTEMBER 30,    -----------------------------------
                                                                                   2004            2004          2003        2002
                                                                               -------------    ----------    ----------   --------
Cash and cash equivalents ..................................................     $   19,673     $      910    $   36,590   $ 99,599
Restricted cash ............................................................         10,419         13,307        10,885      9,000
Loan and lease receivables:
 Loans available for sale ..................................................        336,511        304,275       263,419     46,141
 Non-accrual loans .........................................................          3,314          1,993         3,999      3,645
 Lease receivables .........................................................             --             --         3,984      7,891
Interest and fees receivable ...............................................         15,304         18,089        10,838      9,595
Deferment and forbearance advances receivable ..............................          5,839          6,249         4,341      2,697
Loans subject to repurchase rights .........................................         40,736         38,984        23,761      9,028
Interest-only strips .......................................................        448,812        459,086       598,278    512,611
Servicing rights ...........................................................         66,712         73,738       119,291    125,288
Receivable for sold loans ..................................................             --             --        26,734         --
Deferred income tax asset ..................................................         66,201         59,133            --         --
Total assets ...............................................................      1,083,396      1,042,870     1,159,351    876,375

Subordinated debentures ....................................................        490,026        522,609       719,540    655,720
Senior collateralized subordinated notes ...................................         97,454         83,639            --         --
Warehouse lines and other notes payable ....................................        281,472        241,200       212,916      8,486
Accrued interest payable ...................................................         38,324         37,675        45,448     43,069
Deferred income tax liability ..............................................             --             --        17,036     35,124
Total liabilities ..........................................................      1,071,537      1,030,955     1,117,282    806,997
Total stockholders' equity .................................................         11,859         11,915        42,069     69,378
Book value per common share ................................................     $     3.30     $     3.31    $    12.98   $  22.18


SEPTEMBER 30, 2004 COMPARED TO JUNE 30, 2004

   Total assets increased $40.5 million, or 3.9%, to $1,083.4 million at September 30, 2004 from $1,042.9 million at June 30, 2004 primarily due to increases in loans available for sale, cash and cash equivalents and deferred income tax assets. Decreases in interest-only strips and servicing rights partially offset these increases.

   Cash and cash equivalents increased $18.8 million, to $19.7 million at September 30, 2004 from $0.9 million at June 30, 2004 due to remedial actions taken to address liquidity issues described in "-- Liquidity and Capital Resources."

   Loans available for sale increased $32.2 million, or 10.6% to $336.5 million. Loans available for sale at September 30, 2004 were at a historically high level due to our business strategy adjustments.

   Interest and fees receivable decreased $2.8 million, or 15.4%, to $15.3 million at September 30, 2004 from $18.1 million at June 30, 2004. This decrease is mainly due to decreases in receivables for tax and insurance payments advanced on behalf of borrowers whose loans we service and first lien buyouts and the write-off of $1.2 million of fee receivables related to loan collateral in trusts whose servicing we sold on September 27, 2004.

   Loans subject to repurchase rights increased $1.8 million, or 4.5%, due to increases in the amount of delinquent loans eligible for repurchase from securitization trusts. See "-- Securitizations -- Repurchase Rights" for more information on loans subject to repurchase rights.

   Interest-only strips at September 30, 2004 decreased $10.3 million, or 2.2%, from June 30, 2004 as a result of cash flow received and the sale of five interest-only strips under the terms of a September 27, 2004 sale agreement, partially offset by interest accretion and a write up of interest-only strips recorded through other comprehensive income. See "-- Securitizations" for a discussion of valuation adjustments recorded on our interest-only strips. Activity in our interest-only strips for the three months ended September 30, 2004 and 2003 was as follows (in thousands):

                                                                      THREE MONTHS ENDED
                                                                        SEPTEMBER 30,
                                                                     -------------------
                                                                       2004       2003
                                                                     --------   --------
        Balance at beginning of period ..........................    $459,086   $598,278
        Initial recognition of interest-only strips, including
          initial overcollateralization of $0....................          --        950
        Cash flow from interest-only strips .....................     (33,141)   (56,222)
        Required purchases of additional overcollateralization ..       4,615      7,660
        Interest accretion ......................................       8,448     10,828
        Adjustment for loans subject to repurchase rights .......         309        162
        Proceeds from sale of interest-only strips ..............      (9,120)        --
        Adjustments to fair value recorded through other
          comprehensive income(a)................................      18,644     (6,122)
        Other than temporary fair value adjustment(b) ...........         (29)    (9,951)
                                                                     --------   --------
        Balance at end of period ................................    $448,812   $545,583
                                                                     ========   ========

---------------
(a) Adjustments to the carrying value of interest-only strips for the initial write up to fair value are recorded through other comprehensive income at the time of impairment, which is a component of stockholders' equity. Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income.
(b) Recorded through the income statement.

   The following table summarizes our purchases of overcollateralization by securitization trust for the three months ended September 30, 2004 and the fiscal years ended June 30, 2004, 2003 and 2002. Purchases of overcollateralization represent amounts of residual cash flows from interest-only strips retained by the securitization trusts to establish required overcollateralization levels in the trust. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates. See "-- Securitizations" for a discussion of overcollateralization requirements.

    SUMMARY OF MORTGAGE LOAN SECURITIZATION OVERCOLLATERALIZATION PURCHASES
                                 (in thousands)

                                                      2003-2   2003-1    TOTAL
                                                      ------   ------    ------
THREE MONTHS ENDED
  SEPTEMBER 30, 2004:
Required purchases of additional
  overcollateralization...........................    $1,719   $2,534    $4,253
                                                      ======   ======    ======

                                    2003-2    2003-1    2002-4    2002-3   OTHER (a)     TOTAL
                                    ------    -------   ------    ------   ---------    -------
YEAR ENDED JUNE 30, 2004:
Required purchases of additional
  overcollateralization..........   $3,872    $16,587   $9,323    $1,978    $(4,426)    $27,334
                                    ======    =======   ======    ======    =======     =======

(a) includes the recovery of $9.5 million of overcollateralization from an off-balance sheet mortgage conduit facility.


                           2003-1    2002-4    2002-3     2002-2    2002-1     2001-4    2001-3   2001-2     OTHER     TOTAL
                           ------   -------    -------   -------    -------   -------    ------   ------    ------    -------
YEAR ENDED JUNE 30,
  2003:
Initial
  overcollateralization    $   --   $ 3,800    $    --   $    --    $    --   $    --    $   --   $   --    $6,841    $10,641
Required purchases of
  additional
  overcollateralization     4,807     8,728     10,972    13,300     10,586    12,522     7,645    3,007     1,686     73,253
                           ------   -------    -------   -------    -------   -------    ------   ------    ------    -------
 Total.................    $4,807   $12,528    $10,972   $13,300    $10,586   $12,522    $7,645   $3,007    $8,527    $83,894
                           ======   =======    =======   =======    =======   =======    ======   ======    ======    =======

                             2002-1   2001-4    2001-3    2001-2    2001-1   2000-4    2000-3   2000-2    2000-1    OTHER    TOTAL
                             ------   ------    ------   -------    ------   ------    ------   ------    ------    -----   -------
YEAR ENDED JUNE 30, 2002:
Required purchases of
  additional
  overcollateralization..    $3,814    $908     $4,354   $11,654    $8,700   $6,326    $3,074   $4,978    $2,490    $973    $47,271
                             ======    ====     ======   =======    ======   ======    ======   ======    ======    ====    =======

   Servicing rights decreased $7.0 million, or 9.5%, to $66.7 million at September 30, 2004 from $73.7 million at June 30, 2004, primarily due to the amortization of servicing rights.

   Our net deferred income tax increased from $59.1 million at June 30, 2004 to $66.2 million at September 30, 2004. For more detail on this net deferred income tax asset, see Note 10 of the September 30, 2004 Consolidated Financial Statements. This increase results primarily from recording $13.6 million of federal income tax benefits on our prior loss for the three months ended September 30, 2004, partially offset by the deferred tax credit recorded on September 30, 2004 write-up of our interest-only strips. See "-- Application of Critical Accounting Estimates -- Deferred Tax Asset" for more information regarding our deferred tax asset.

   Total liabilities increased $40.6 million, or 3.9% to $1,071.5 million at September 30, 2004 from $1,030.9 million at June 30, 2004 primarily due to increases in warehouse lines and notes payable, senior collateralized subordinated notes as a result of the second exchange offer, accounts payable and accrued expenses and other liabilities. Partially offsetting these increases were decreases in subordinated debentures as a results of the second exchange offer.

   During the first quarter of fiscal 2005, subordinated debentures decreased $32.6 million, or 6.2%, to $490.0 million primarily due to the conversion of $30.8 million of subordinated debentures into 15.6 million shares of Series A preferred stock and $15.2 million of senior collateralized subordinated notes. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Warehouse lines and other notes payable increased $40.3 million at September 30, 2004, or 16.7%, primarily due to the increase in loans available for sale.

   Other liabilities increased $8.6 million, or 12.0%, to $80.5 million at September 30, 2004 from $71.9 million at June 30, 2004 due to an increase of $10.4 million in our liability to fund closed loans partially offset by a $1.0 reduction in liabilities recorded for derivative financial instruments.

JUNE 30, 2004 COMPARED TO JUNE 30, 2003

   Total assets decreased $116.5 million, or 10.0%, to $1,042.9 million at June 30, 2004 from $1,159.4 million at June 30, 2003 primarily due to decreases in cash and cash equivalents, interest-only strips, servicing rights and receivable for sold loans. Increases in loans available for sale and deferred income tax assets partially offset these decreases.

   Cash and cash equivalents decreased $35.7 million, or 97.5%, due to liquidity issues described in "-- Liquidity and Capital Resources," which reduced our ability to originate loans for sale and resulted in our operating losses during fiscal 2004, and from a reduction in the issuance of subordinated debentures.

   Loans available for sale increased $40.9 million, or 15.5% to $304.3 million. Loans available for sale at June 30, 2004 were at a historically high level due to our business strategy adjustments and our inability to complete publicly underwritten securitizations in fiscal 2004 (we completed a privately-placed securitization during the second quarter of fiscal 2004).

   Interest and fees receivable increased $7.3 million, or 66.9%, to $18.1 million at June 30, 2004 from $10.8 million at June 30, 2003. This increase is mainly due to increases in tax and insurance payments advanced on behalf of borrowers whose loans we service and late fees.

   Loans subject to repurchase rights increased $15.2 million, or 64.1%, to $39.0 million at June 30, 2004 from $23.8 million at June 30, 2003 due to increases in the amount of delinquent loans eligible for repurchase from securitization trusts. See "-- Securitizations -- Repurchase Rights" for more information on loans subject to repurchase rights.

   Interest-only strips at June 30, 2004 decreased $139.2 million, or 23.3%, from June 30, 2003 as a result of valuation adjustments and our inability to complete a securitization during the first, third and fourth quarters of fiscal 2004. See "-- Securitizations" for a discussion of valuation adjustments recorded on our interest-only strips. Activity in our interest-only strips for the years ended June 30, 2004, 2003 and 2002 was as follows (in thousands):

                                                                                                         JUNE 30,
                                                                                            ----------------------------------
                                                                                              2004         2003        2002
                                                                                            ---------   ---------    ---------
    Balance at beginning of period .....................................................    $ 598,278   $ 512,611    $ 398,519
    Initial recognition of interest-only strips, including initial
      overcollateralization of $0, $10,641 and $0.......................................       25,523     160,116      153,463
    Cash flow from interest-only strips ................................................     (178,457)   (160,417)    (100,692)
    Required purchases of additional overcollateralization .............................       27,334      73,253       47,271
    Interest accretion .................................................................       40,176      47,347       35,386
    Termination of lease securitization(a) .............................................       (1,759)     (1,890)          --
    Adjustment for obligation to repurchase loans ......................................        2,687       2,600        1,596
    Adjustments to fair value recorded through other comprehensive income(b)                  (15,037)      4,558         (879)
    Other than temporary fair value adjustment(c) ......................................      (39,659)    (39,900)     (22,053)
                                                                                            ---------   ---------    ---------
    Balance at end of period ...........................................................    $ 459,086   $ 598,278    $ 512,611
                                                                                            =========   =========    =========

---------------
(a) Reflects release of lease collateral from lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Lease receivables of $1.8 million and $1.6 million, respectively, were recorded on our balance sheet at December 31, 2003 and 2002 as a result of the terminations.

(b) Adjustments to the carrying value of interest-only strips for the initial write up to fair value are recorded through other comprehensive income at the time of impairment, which is a component of stockholders' equity. Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income.
(c) Recorded through the income statement.

   Servicing rights decreased $45.5 million, or 38.2%, to $73.7 million at June 30, 2004 from $119.3 million at June 30, 2003, primarily due to our inability to complete a securitization in the first, third and fourth quarters of fiscal 2004, completing a privately-placed securitization with servicing released in the second quarter of fiscal 2004, amortization of servicing rights and a $6.8 million write down of servicing rights mainly due to the impact of higher than expected prepayment experience.

   Total liabilities decreased $86.3 million, or 7.7%, to $1,031.0 million at June 30, 2004 from $1,117.3 million at June 30, 2003 primarily due to decreases in subordinated debentures outstanding and accrued interest payable as a result of the prior exchange offers, a decrease in accounts payable and accrued expenses primarily due to a reduction in our liability for costs associated with customer retention incentives (see "-- Results of Operations -- Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 -- General and Administrative Expenses" on page 133 for a description of customer retention incentives) and a decrease in our deferred income tax liability. Partially offsetting these decreases were increases in warehouse lines and other notes payable, liabilities for loans subject to repurchases rights (see "-- Securitizations -- Repurchase Rights" for more information on loans subject to repurchase rights) and other liabilities. Other liabilities increased $7.8 million, or 12.2%, to $71.9 million from $64.0 million due to an increase of $11.5 million in our liability to fund closed loans, and recording an unearned rent incentive of $8.2 million related to our corporate headquarters lease, partially offset by a $5.7 million reduction in liabilities recorded for derivative financial instruments.

   During the year ended June 30, 2004, subordinated debentures decreased $197.0 million, or 27.4%, to $522.6 million primarily due to the conversion of $177.8 million of subordinated debentures into 93.8 million shares of Series A preferred stock and $84.0 million of senior collateralized subordinated notes and the temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the three months ended September 30, 2003. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Warehouse lines and other notes payable increased $28.3 million at June 30, 2004, or 13.3%, primarily due to the increase in loans available for sale.

   Our net deferred income tax position changed from a liability of $17.0 million at June 30, 2003 to an asset of $59.1 million at June 30, 2004. This change from a liability position is the result of the federal and state tax benefits of $68.3 million recorded on our pre-tax loss for the year ended
June 30, 2004, which will be realized against anticipated future years' state and federal taxable income. In addition, a federal benefit of $5.3 million was recognized on the portion of the valuation adjustment on our interest-only strips, which was recorded through other comprehensive income. These benefits were partially offset by refunds totaling $0.3 million on our June 30, 2002 and 2003 federal tax returns. See "-- Application of Critical Accounting Estimates -- Deferred Tax Asset" for a discussion of the factors we considered in determining that it is more likely than not we will realize this deferred income tax asset.

JUNE 30, 2003 COMPARED TO JUNE 30, 2002

   Total assets increased $283.0 million, or 32.3%, to $1.2 billion at June 30, 2003 from $876.4 million at June 30, 2002 primarily due to increases in loans available for sale, interest-only strips and receivable for sold loans, offset by a decrease in cash and cash equivalents.

   Cash and cash equivalents decreased mainly due to higher levels of loan receivables funded with cash, a reduction in the amount of subordinated debentures issued during fiscal year 2003 and also due to our inability to complete a quarterly securitization in the fourth quarter of fiscal year 2003.

   Loans available for sale increased $217.5 million due to our inability to complete a quarterly securitization in the fourth quarter of fiscal 2003.

   Loans subject to repurchase rights increased $14.7 million or 163.2% due to increases in the amount of delinquent loans eligible for repurchase from securitization trusts. See "-- Securitizations -- Repurchase Rights" for more detail.

   Servicing rights decreased $6.0 million, or 4.8%, to $119.3 million at June 30, 2003 from $125.3 million at June 30, 2002, primarily due to our inability to complete a securitization in the fourth quarter of fiscal 2003 and a $5.3 million write down of the servicing asset mainly due to the impact of higher than expected prepayment experience.

   The receivable for sold loans of $26.7 million at June 30, 2003 resulted from a whole loan sale transaction, which closed on June 30, 2003, but settled in cash on July 1, 2003.

   Total liabilities at June 30, 2003 increased $310.3 million, or 38.4%, to $1.1 billion from $807.0 million at June 30, 2002 primarily due to increases in warehouse lines and other notes payable, subordinated debentures outstanding, accounts payable and accrued expenses, liabilities for loans subject to repurchases rights, and other liabilities. The increase in warehouse lines and other notes payable was due to not completing a securitization in the fourth quarter of fiscal 2003. A fourth quarter securitization would have provided the cash to pay down the warehouse lines. Accounts payable and accrued expenses increased $16.7 million, or 121.7%, primarily due to accruals for costs associated with customer retention incentives (see "-- Results of Operations -- Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 -- General and Administrative Expenses" for a description of customer retention incentives) and liabilities to our securitization trust collection accounts for periodic interest advances on delinquent loans. Our liability for loans subject to repurchases rights (see "-- Securitizations -- Repurchase Rights" for more information on loans subject to repurchase rights.) increased $17.3 million. Other liabilities increased $23.7 million, or 58.9%, to $64.0 million from $40.3 million due to an increase of $5.3 million in our liability to fund closed loans, recording an unearned rent incentive of $9.5 million related to our corporate headquarters lease and a $6.3 million liability recorded for unsettled interest rate swaps.

   During fiscal 2003, subordinated debentures increased $63.8 million, or 9.7%, to $719.5 million due to sales of subordinated debentures used to repay existing debt, to fund loan originations and our operations and for general corporate purposes. Approximately $33.7 million of the increase in subordinated debentures was due to the reinvestment of accrued interest on the subordinated debentures at maturity. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Deferred income taxes decreased $18.1 million, or 51.5%, to $17.0 million at June 30, 2003 from $35.1 million at June 30, 2002. This decrease is primarily due to a $4.4 million net increase in expected benefits from net operating loss carryforwards, less a valuation allowance, and an $8.2 million increase in other deferred tax debits. The increase in other deferred tax debits primarily resulted from recognizing the benefit of governmental grants and lease incentives associated with the relocation of our corporate headquarters earlier for tax purposes than for financial reporting purposes. In addition, deferred tax payables on our interest-only strips decreased by $5.6 million due to loan prepayment experience in fiscal 2003.

ON BALANCE SHEET PORTFOLIO QUALITY

   The following table provides data concerning delinquency experience, non-accrual loans, real estate owned and loss experience for loans and leases on our balance sheet at June 30, 2004, 2003 and 2002. (dollars in thousands):


                                                         SEPTEMBER 30,                             JUNE 30,
                                                                            -------------------------------------------------------
                                                              2004                2004                2003               2002
                                                        ----------------    ----------------    ----------------    ---------------
                                                        AMOUNT      %      AMOUNT       %      AMOUNT       %      AMOUNT      %
                                                       --------   -----   --------    -----   --------    -----    -------   -----
DELINQUENCY BY TYPE:
--------------------
BUSINESS PURPOSE LOANS(a)
Total portfolio ....................................   $  2,097           $    917            $ 16,653             $ 9,692
                                                       ========           ========            ========             =======
Period of delinquency:
 31-60 days ........................................   $     --      --%  $     --       --%  $     46     0.28%        --      --%
 61-90 days ........................................         --      --         --       --         84     0.50         --      --
 Over 90 days ......................................      1,828   87.17        832    90.73      1,829    10.98      2,279   23.51
                                                       --------   -----   --------    -----   --------    -----    -------   -----
 Total delinquencies ...............................   $  1,828   87.17%  $    832    90.73%  $  1,959    11.76%   $ 2,279   23.51%
                                                       ========   =====   ========    =====   ========    =====    =======   =====
Amount of loans in non-accrual status(b) ...........      1,860                832               1,954               2,417
                                                       ========           ========            ========             =======
REO ................................................   $    676           $    900            $  1,522             $ 1,289
                                                       ========           ========            ========             =======
HOME MORTGAGE LOANS(a)
Total portfolio ....................................   $330,583           $301,338            $245,382             $39,755
                                                       ========           ========            ========             =======
Period of delinquency:
 31-60 days ........................................   $    812    0.25%  $     69     0.02%  $    207     0.08%   $    64    0.16%
 61-90 days ........................................         50    0.02        201     0.07         --       --        319    0.80
 Over 90 days ......................................      1,378    0.42      1,153     0.38      1,865     0.76      1,889    4.75
                                                       --------   -----   --------    -----   --------    -----    -------   -----
 Total delinquencies ...............................   $  2,240    0.68%  $  1,423     0.47%  $  2,072     0.84%   $ 2,272    5.72%
                                                       ========   =====   ========    =====   ========    =====    =======   =====
Amount of loans in non-accrual status(b) ...........      1,489              1,282               2,240               2,409
                                                       ========           ========            ========             =======
REO ................................................   $    834           $  1,020            $  3,254             $ 2,495
                                                       ========           ========            ========             =======
EQUIPMENT LEASES(c)
Total portfolio ....................................   $     --           $     --            $  4,126             $ 7,774
                                                       ========           ========            ========             =======
Period of delinquency:
 31-60 days ........................................   $     --      --%  $     --       --%  $     46     1.11%   $   172    2.21%
 61-90 days ........................................         --      --         --       --          3     0.07          8    0.10
 Over 90 days ......................................         --      --         --       --         62     1.50         79    1.02
                                                       --------   -----   --------    -----   --------    -----    -------   -----
 Total delinquencies ...............................   $     --      --%  $     --       --%  $    111     2.69%   $   259    3.33%
                                                       ========   =====   ========    =====   ========    =====    =======   =====
TOTAL ON BALANCE SHEET LOANS(a)
Total loans and leases .............................   $332,680           $302,255            $266,161             $57,221
                                                       ========           ========            ========             =======
Period of delinquency:
 31-60 days ........................................   $    812    0.24%  $     69     0.02%  $    299     0.11%   $   236    0.41%
 61-90 days ........................................         50    0.02        201     0.07         87     0.03        327    0.57
 Over 90 days ......................................      3,206    0.96      1,985     0.66      3,756     1.41      4,247    7.42
                                                       --------   -----   --------    -----   --------    -----    -------   -----
 Total delinquencies ...............................   $  4,068    1.22%  $  2,255     0.75%  $  4,142     1.56%   $ 4,810    8.41%
                                                       ========   =====   ========    =====   ========    =====    =======   =====
Amount of loans in non-accrual status(b) ...........      3,349    1.01      2,114     0.70      4,194     1.58      4,826    8.43
                                                       ========   =====   ========    =====   ========    =====    =======   =====
REO ................................................   $  1,510    0.45%  $  1,920     0.64%  $  4,776     1.79%   $ 3,784    6.61%
                                                       ========   =====   ========    =====   ========    =====    =======   =====
Net Losses experience during the period:
On Loans:
 Non-accrual loans .................................   $     87    0.11%  $  3,707     2.14%  $    701     0.51%   $ 2,157    1.91%
 Loans available for sale ..........................         --      --         --       --         --       --         --      --
On Leases ..........................................         --      --        (40)   (2.00)       513     8.14      1,416   13.23
On REO .............................................        569    0.74      6,467     3.74      9,375     6.84      3,812    3.37
                                                       --------           --------            --------             -------
Total net losses ...................................   $    656    0.86%  $ 10,134     5.79%  $ 10,589     7.39%   $ 7,385    5.97%
                                                       ========   =====   ========    =====   ========    =====    =======   =====

---------------
(a) Includes loans carried on our balance sheet as available for sale, non-accrual loans and leases. Excludes deferred direct origination costs and allowance for loan losses. Non-accrual loans consist primarily of loans repurchased from securitization trusts. Leases consist of primarily loans that are held for sale.
(b) Non-accrual loans are included in total delinquencies in the "On Balance Sheet Portfolio Quality" table.

(c) We sold our interests in the leasing portfolio on January 22, 2004.
(d) Percentage based on annualized losses and average loans available for sale, non-accrual loans and leases.

   DELINQUENT LOANS AVAILABLE FOR SALE. Total delinquent loans available for sale (loans with payments past due greater than 30 days) were $862 thousand at September 30, 2004, compared to $245 thousand at June 30, 2004 and $225 thousand at June 30, 2003. Total delinquent loans available for sale as a percentage of loans available for sale were 0.26% at September 30, 2004 compared to 0.08% at June 30, 2004 and 0.09% at June 30, 2003. If a loan available for sale becomes contractually delinquent for 90 days or more, it is placed on non-accrual status and transferred to non-accrual loans. We do not anticipate significant increases in the amount of delinquent loans available for sale because our adjusted business strategy focuses on whole loan sales, which result in loans being held on our books for short periods. The amount of loans available for sale which were transferred to non-accrual loans was $271 thousand for the three months ended September 30, 2004, $2.7 million for the year ended June 30, 2004, $0.7 million for the year ended June 30, 2003 and $1.5 million for the year ended June 30, 2002. The following table summarizes delinquent loans available for sale (dollars in thousands):

                                                                                                     JUNE 30,
                                                             SEPTEMBER 30,     ----------------------------------------------------
                                                                 2004               2004               2003               2002
                                                            ---------------    ---------------    ---------------    --------------
                                                            AMOUNT      %      AMOUNT      %      AMOUNT       %     AMOUNT      %
                                                           --------    ----   --------    ----   --------    ----    -------   ----
Total loans available for sale .........................   $329,331           $300,141           $257,840            $44,619
Period of delinquency:
 31-60 days ............................................   $    812    0.24%  $     69    0.02%  $    142    0.06%   $    35   0.08%
 61-90 days ............................................         50    0.02%       176    0.06%        83    0.03%       181   0.40%
 Over 90 days ..........................................         --      --         --      --         --      --         --     --
                                                           --------    ----   --------    ----   --------    ----    -------   ----
 Total delinquencies ...................................   $    862    0.26%  $    245    0.08%  $    225    0.09%   $   216   0.48%
                                                           ========    ====   ========    ====   ========    ====    =======   ====

   NON-ACCRUAL LOANS. It is our policy to suspend the accrual of interest income when a loan is contractually delinquent for 90 days or more. Non-accrual loans consist primarily of loans repurchased from securitization trusts, but also include loans previously carried as available for sale when they become contractually delinquent for 90 days or more. The following table summarizes non-accrual loans by source at September 30, 2004 and 2003 (in thousands):

                                                                                                                   JUNE 30,
                                                                                         SEPTEMBER 30,    -------------------------
                                                                                              2004         2004      2003     2002
                                                                                         -------------    ------    ------   ------
Repurchased from securitization trusts ...............................................       $3,269       $1,933    $3,509   $2,819
Transferred from loans available from sale ...........................................           80          181       684    2,006
                                                                                             ------       ------    ------   ------
Total non-accrual loans ..............................................................       $3,349       $2,114    $4,193   $4,825
                                                                                             ======       ======    ======   ======


   DEFERMENT AND FORBEARANCE ARRANGEMENTS. From time to time, borrowers in the portfolio of loans which we manage are confronted with events, usually involving hardship circumstances or temporary financial setbacks that adversely affect their ability to continue payments on their loan. To assist borrowers, we may agree to enter into a deferment or forbearance arrangement. Prevailing economic conditions, which may affect the borrower's ability to make their regular payments, may also have an impact on the value of the real estate or other collateral securing the loans, resulting in a change to the loan-to-value ratios. We may take these conditions into account when we evaluate a borrower's request for assistance for relief from the borrower's financial hardship.

   Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure (or repossession of other collateral, as applicable) if reasonably possible. We review and regularly revise these policies and procedures in order to enhance their effectiveness in achieving these goals.

   In a deferment arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. Based on our review of the borrower's current financial circumstances, the borrower must repay the advances and other payments and fees we make on the borrower's behalf either at the termination of the loan or on a payment plan. Borrowers must provide a written explanation of their hardship, which generally requests relief from their delinquent loan payments. We review the borrower's current financial situation and, based upon this review, we may create a payment plan for the borrower which allows the borrower to pay past due amounts over a period ranging from approximately 12 to 42 months, depending on the period for which deferment is requested, but not beyond the maturity date of the loan, in addition to making regular monthly loan payments. Each deferment arrangement must be approved by two of our managers. Deferment arrangements which defer two or more past due payments must also be approved by at least two senior vice presidents.

   Principal guidelines currently applicable to the deferment process include:
(i) the borrower may have up to six payments deferred during the life of the loan; (ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment arrangement. Any deferment arrangement which includes an exception to our guidelines must be approved by two senior vice presidents. If the deferment arrangement is approved, a collector contacts the borrower regarding the approval and the revised payment terms.

   For borrowers who are three or more payments delinquent, we will consider using a forbearance arrangement. In a forbearance arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. We assess the borrower's current financial situation and based upon this assessment, we will create a payment plan for the borrower which allows the borrower to pay past due amounts over a longer period than a typical deferment arrangement, but not beyond the maturity date of the loan. We typically structure a forbearance arrangement to require the borrower to make payments of principal and interest equivalent to the original loan terms plus additional monthly payments, which in the aggregate represent the amount that we advanced on behalf of the borrower.

   Principal guidelines currently applicable to the forbearance process include the following: (i) the borrower must have first and/or second mortgages with us; (ii) the borrower's account was originated at least six months prior to the request for forbearance; (iii) the borrower's account must be at least three payments delinquent to qualify for a forbearance agreement; (iv) the borrower must submit a written request for forbearance containing an explanation for his or her previous delinquency and setting forth the reasons that the borrower now believes he or she is able to meet his or her loan obligations; and (v) the borrower must make a down payment of at least one month's past due payments of principal and interest in order to enter into a forbearance agreement, and the borrower who is six or more payments delinquent must make a down payment of at least two past due payments. No request for forbearance may be denied without review by our senior vice president of collections or his designee.

   We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of any of these arrangements also depends upon one or more of the following factors: our assessment of the individual borrower's current financial situation, reasons for the delinquency and our view of prevailing economic conditions. Because deferment and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We attempt to tailor the type and terms of the arrangement we use to the borrower's circumstances.

   As a result of these arrangements, we reset the contractual status of a loan in our managed portfolio from delinquent to current based upon the borrower's resumption of making their principal and interest loan payments. A loan remains current after a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement), and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions.

   Information regarding the principal amounts of loans in our managed portfolio under deferment and forbearance arrangements and the principal amounts of loans which entered into deferment and forbearance arrangements during the years ended June 30, 2004 and 2003 is presented in "-- Total Portfolio Quality -- Deferment and Forbearance Arrangements."

   Advances made under deferment and forbearance arrangements result from a new credit decision regarding the borrower's ability to repay the advance, as well as perform under the original terms of the original loan, and do not involve any modification of the terms of the original loan. These arrangements are considered a new lending activity and do not qualify as troubled debt restructurings under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." We record the advances that we make under deferment and forbearance arrangements with borrowers as receivables on our balance sheet. We carry these receivables at their estimated recoverable amounts. If the original loan returns to a delinquency status of 90 days or more past due, we write the receivable off to expense.

   During the fiscal year ended June 30, 2004, we did not record any fee income on these arrangements while we recorded $100 thousand and $59 thousand during fiscal years ended June 30, 2003 and 2002, respectively. We view deferment and forbearance arrangements as loss mitigation actions available to assist borrowers who have reached out for help to prevent their loans from becoming more delinquent and going into a default status. We believe that in order to assist these borrowers, "best practice" lending would suggest mitigating the cost to the borrowers related to entering into these arrangements. We had charged fees where permitted by state lending laws for entering into this type of arrangement, however, starting in fiscal year 2004, we decided to discontinue the practice of charging fees to borrowers who entered into deferment and forbearance arrangements.

   The following table presents information regarding our on balance sheet receivables for advances to borrowers related to deferment and forbearance arrangements for the three months ended September 30, 2004 and 2003 (in thousands):


                                                                                                         ADVANCES RECEIVABLE
                                                                                                  ---------------------------------
                                                                                                    UNDER         UNDER
                                                                                                  DEFERMENT    FORBEARANCE    TOTAL
                                                                                                  ---------    -----------   ------
THREE MONTHS ENDED SEPTEMBER 30, 2004:
Balance June 30, 2004.........................................................................      $3,311       $2,938      $6,249
Advances on new arrangements..................................................................         880           68         948
Payments received.............................................................................        (511)        (473)       (984)
Receivables written off.......................................................................        (236)        (138)       (374)
                                                                                                    ------       ------      ------
Balance September 30, 2004....................................................................      $3,444       $2,395      $5,839
                                                                                                    ======       ======      ======
THREE MONTHS ENDED SEPTEMBER 30, 2003:
Balance June 30, 2003.........................................................................      $1,286       $3,055      $4,341
Advances on new arrangements..................................................................       1,511        1,320       2,831
Payments received.............................................................................        (287)        (576)       (863)
Receivables written off.......................................................................        (218)        (147)       (365)
                                                                                                    ------       ------      ------
Balance September 30, 2003....................................................................      $2,292       $3,652      $5,944
                                                                                                    ======       ======      ======

   The following table presents information regarding our on balance sheet receivables for advances to borrowers related to deferment and forbearance arrangements for the years ended June 30, 2004 and 2003 (in thousands):


                                                                                                         ADVANCES RECEIVABLE
                                                                                                 ----------------------------------
                                                                                                   UNDER         UNDER
                                                                                                 DEFERMENT    FORBEARANCE    TOTAL
                                                                                                 ---------    -----------   -------
 Balance June 30, 2002.......................................................................     $   563       $ 2,134     $ 2,697
 Advances on new arrangements................................................................       1,754         3,895       5,649
 Payments received...........................................................................        (641)       (2,069)     (2,710)
 Receivables written off.....................................................................        (390)         (905)     (1,295)
                                                                                                  -------       -------     -------
 Balance June 30, 2003.......................................................................     $ 1,286       $ 3,055     $ 4,341
                                                                                                  =======       =======     =======
 Advances on new arrangements................................................................       4,178         2,598       6,776
 Payments received...........................................................................      (1,633)       (2,078)     (3,711)
 Receivables written off.....................................................................        (520)         (637)     (1,157)
                                                                                                  -------       -------     -------
 Balance June 30, 2004.......................................................................     $ 3,311       $ 2,938     $ 6,249
                                                                                                  =======       =======     =======


   REAL ESTATE OWNED. REO, comprising foreclosed properties and deeds acquired in lieu of foreclosure, decreased to $1.5 million at September 30, 2004, compared to $1.9 million at June 30, 2004, $4.8 million at June 30, 2003 and $3.8 million at June 30, 2002. The decrease in the amount of REO on our balance sheet at September 30, 2004 was mainly due to lower REO repurchases from the securitization trusts and liquidation of REO during the three months ended September 30, 2004.

   The activity in REO carried on our balance sheet during the three months ended September 30, 2004 and 2003 was as follows. For total REO purchased from securitization trusts and the valuation loss recorded at the time of purchase, see the table "Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts" in "-- Securitizations -- Trigger Management." (in thousands):

                                                                                 THREE MONTHS             YEAR ENDED JUNE 30,
                                                                                    ENDED           -------------------------------
                                                                              SEPTEMBER 30, 2004        2004      2003       2002
                                                                              ------------------    --------    --------   --------
Balance at beginning of period ............................................         $1,920          $  4,776    $  3,784   $  2,322
Properties acquired through foreclosure (a) ...............................            101               471       2,771      3,319
Properties purchased from securitization trusts (a) .......................             96             8,576      21,998     11,236
Sales/liquidation proceeds ................................................           (433)          (11,840)    (22,273)   (13,252)
Property revaluation losses ...............................................             --              (352)       (833)      (282)
Gain (Loss) on sale/liquidation ...........................................           (174)              289        (671)       441
                                                                                    ------          --------    --------   --------
Balance at end of period ..................................................         $1,510          $  1,920    $  4,776   $  3,784
                                                                                    ======          ========    ========   ========

---------------
(a) At lower of cost or net realizable value.

   LOSS EXPERIENCE. During the three months ended September 30, 2004, we experienced net loan, lease and REO charge-offs of $0.9 million or 1.12% on an annualized basis. During the three months ended June 30, 2004, we experienced net charge-offs of $7.3 million or 13.13% on an annualized basis. During the three months ended March 31, 2004, we experienced net charge-offs of $7.7 million, or 19.02% on an annualized basis. Principal loss severity experience on delinquent loans generally has ranged from 20% to 30% of principal and loss severity experience on REO generally has ranged from 20% to 40% of principal. The increase in net charge-offs from the prior periods was mainly due to the larger volume of loans that became delinquent, were repurchased from securitization trusts and/or, were liquidated during the period, as well as economic conditions and the seasoning of the total portfolio. See the table "Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts" for further detail of loan repurchase activity.

TOTAL PORTFOLIO QUALITY

   The following table provides data concerning delinquency experience, real estate owned and loss experience for the total loan and lease portfolio in which we have interests, either because the loans and leases are on our balance sheet or sold into securitizations in which we have retained interests. The total portfolio is divided into the portion of the portfolio managed and serviced by us, and the portion of the portfolio serviced by others. See "-- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total portfolio and REO measures to our balance sheet. See "-- Deferment and Forbearance Arrangements" for the amounts of previously delinquent loans managed by us subject to these deferment and forbearance arrangements which are not included in this table if borrowers are current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement) (dollars in thousands):

                                                                                             JUNE 30,
                                               SEPTEMBER 30,       -------------------------------------------------------------
                                                   2004                  2004                  2003                  2002
                                            ------------------    ------------------    ------------------     -----------------
                                              AMOUNT       %        AMOUNT       %        AMOUNT       %        AMOUNT       %
                                            ----------   -----    ----------   -----    ----------   -----    ----------    ----
DELINQUENCY BY TYPE:
--------------------
MANAGED BY ABFS:
BUSINESS PURPOSE LOANS (a)
Total portfolio.........................    $  232,721            $  254,907            $  392,625            $  360,381
                                            ==========            ==========            ==========            ==========
Period of delinquency:
 31-60 days.............................    $   12,849    5.52%   $    4,847    1.90%   $    4,849    1.24%   $    2,449    0.68%
 61-90 days.............................         6,608    2.84         4,241    1.66         4,623    1.18         1,648    0.46
 Over 90 days...........................        44,440   19.10        51,332   20.14        37,791    9.63        31,730    8.80
                                            ----------   -----    ----------   -----    ----------   -----    ----------    ----
 Total delinquencies....................    $   63,897   27.46%   $   60,420   23.70%   $   47,263   12.04%   $   35,827    9.94%
                                            ==========   =====    ==========   =====    ==========   =====    ==========    ====
REO.....................................    $    5,662            $    3,725            $    5,744            $    6,220
                                            ==========            ==========            ==========            ==========
HOME MORTGAGE LOANS
Total portfolio.........................    $1,670,502            $1,836,285            $3,248,810            $2,674,651
                                            ==========            ==========            ==========            ==========
Period of delinquency:
 31-60 days.............................    $   49,624    2.97%   $   35,301    1.92%   $   48,427    1.49%   $   37,213    1.39%
 61-90 days.............................        25,083    1.50        18,961    1.03        24,124    0.74        22,919    0.86
 Over 90 days...........................        99,614    5.96       104,048    5.67       107,588    3.31        72,519    2.71
                                            ----------   -----    ----------   -----    ----------   -----    ----------    ----
 Total delinquencies....................    $  174,321   10.44%   $  158,310    8.62%   $  180,139    5.54%   $  132,651    4.96%
                                            ==========   =====    ==========   =====    ==========   =====    ==========    ====
REO.....................................    $   31,562            $   30,675            $   22,256            $   27,825
                                            ==========            ==========            ==========            ==========
EQUIPMENT LEASES (a)
Total portfolio.........................    $       --            $       --            $    8,475            $   28,992
                                            ==========            ==========            ==========            ==========
Period of delinquency:
 31-60 days.............................    $       --      --%   $       --      --%   $      162    1.91%   $      411    1.42%
 61-90 days.............................            --      --            --      --            83    0.98            93    0.32
 Over 90 days...........................            --      --            --      --           154    1.82           423    1.46
                                            ----------   -----    ----------   -----    ----------   -----    ----------    ----
 Total delinquencies (b)................    $       --      --%   $       --      --%   $      399    4.71%   $      927    3.20%
                                            ==========   =====    ==========   =====    ==========   =====    ==========    ====
TOTAL MANAGED BY ABFS:
Total loans and leases..................    $1,903,223            $2,091,192            $3,649,910            $3,064,024
                                            ==========            ==========            ==========            ==========
Period of delinquency:
 31-60 days.............................    $   62,473    3.28%   $   40,148    1.92%   $   53,438    1.46%   $   40,073    1.31%
 61-90 days.............................        31,691    1.67        23,202    1.11        28,830    0.79        24,660    0.80
 Over 90 days...........................       144,054    7.57       155,380    7.43       145,533    3.99       104,672    3.42
                                            ----------   -----    ----------   -----    ----------   -----    ----------    ----
 Total delinquencies (b)................    $  238,218   12.52%   $  218,730   10.46%   $  227,801    6.24%   $  169,405    5.53%
                                            ==========   =====    ==========   =====    ==========   =====    ==========    ====
REO.....................................    $   37,224    1.96%   $   34,400    1.64%   $   28,000    0.77%   $   34,045    1.11%
                                            ==========   =====    ==========   =====    ==========   =====    ==========    ====
SERVICED BY OTHERS (c):
Total loans and leases..................    $  120,605            $  139,811            $       --            $       --
                                            ==========            ==========            ==========            ==========
Period of delinquency:
 31-60 days.............................    $    9,332    7.74%   $    6,976    4.99%   $       --      --%   $       --      --%
 61-90 days.............................         3,737    3.10         3,636    2.60            --      --            --      --
 Over 90 days...........................        10,124    8.39         8,105    5.80            --      --            --      --
                                            ----------   -----    ----------   -----    ----------   -----    ----------    ----
 Total delinquencies....................    $   23,193   19.23%   $   18,717   13.39%   $       --      --%   $       --      --%
                                            ==========   =====    ==========   =====    ==========   =====    ==========    ====

                                      222

                                                                                             JUNE 30,
                                                SEPTEMBER 30,       ------------------------------------------------------------
                                                    2004                  2004                  2003                 2002
                                             ------------------    ------------------    -----------------     -----------------
                                               AMOUNT       %        AMOUNT       %        AMOUNT       %       AMOUNT       %
                                             ----------   -----    ----------   -----    ----------   ----    ----------    ----
TOTAL PORTFOLIO..........................    $2,023,828            $2,231,003            $3,649,910           $3,064,024
                                             ==========            ==========            ==========           ==========
Period of delinquency:
 31-60 days..............................    $   71,805    3.55%   $   47,124    2.11%   $   53,438   1.46%   $   40,073    1.31%
 61-90 days..............................        35,428    1.75        26,838    1.20        28,830   0.79        24,660    0.80
 Over 90 days............................       154,178    7.62       163,485    7.33       145,533   3.99       104,672    3.42
                                             ----------   -----    ----------   -----    ----------   ----    ----------    ----
 Total delinquencies.....................    $  261,411   12.92%   $  237,447   10.64%   $  227,801   6.24%   $  169,405    5.53%
                                             ==========   =====    ==========   =====    ==========   ====    ==========    ====
REO......................................    $   37,224    1.84%   $   34,400    1.54%   $   28,000   0.77%   $   34,045    1.11%
                                             ==========   =====    ==========   =====    ==========   ====    ==========    ====
NET LOSSES EXPERIENCED DURING THE
PERIOD(d):
On Loans:
 Absorbed by securitization trusts.......    $    1,129    0.21%   $    8,782    0.32%        4,861   0.15%   $    2,618    0.09%
 Non-accrual loans.......................         1,658    0.31        19,676(e) 0.71         6,897   0.21         3,816    0.14
 Loans available for sale................            --      --            --      --            --     --            --      --
 On Leases:                                          --      --           (40)  (1.25)          513   2.91         1,416    3.20
On REO:
 Absorbed by securitization trusts.......           288    0.05         5,648    0.20         8,358   0.25         5,231    0.19
 REO on balance sheet....................           643    0.12         6,467    0.23         9,375   0.28         3,812    0.14
                                             ----------   -----    ----------   -----    ----------   ----    ----------    ----
TOTAL NET LOSSES.........................    $    3,718    0.70%   $   40,533    1.46%   $   30,004   0.90%   $   16,893    0.60%
                                             ==========   =====    ==========   =====    ==========   ====    ==========    ====

---------------
(a) We sold our interests in the leasing portfolio on January 22, 2004.
(b) Including previously delinquent loans under deferment and forbearance arrangements (which are reported as current loans if borrowers are current under the terms of the original note), total delinquency for the managed portfolio would be 22.26%, 20.83%, 11.68% and 10.11% at September 30, 2004,
    June 30, 2004, 2003 and 2002, respectively.
(c) We do not service the mortgage loans in the 2003-2 securitization trust, our most recent securitization, which closed in October 2003.
(d) Percentage based on annualized losses and average total portfolio.
(e) $15.7 million was charged to the provision for credit losses and $4.0 million was charged to General and Administrative expenses.

   We do not service the mortgage loans in the 2003-2 securitization trust, our most recent securitization, which closed in October 2003. A third party services the $139.8 million of mortgage loans in that trust. Those loans and their delinquency status are included in the above Total Portfolio Quality table because we have retained securitization interests in the form of interest-only strips on our balance sheet. Due to different servicing practices, which may be followed by other loan servicers, loans serviced by others may perform less favorably and incur higher delinquencies and losses than the loans in the portfolio managed by us. We adjusted the initial loss assumption applied in valuing our interest-only strip from the 2003-2 securitization to account for this risk. No mortgage loans in the total portfolio were serviced by third parties prior to October 2003.

   DEFERMENT AND FORBEARANCE ARRANGEMENTS. See "-- On Balance Sheet Portfolio Quality -- Deferment and Forbearance Arrangements" for a discussion of how these arrangements arise and our policies and practices regarding deferment and forbearance arrangements.

   The following table presents, as of the end of our last nine quarters, information regarding loans under deferment and forbearance arrangements, which are reported as current loans if borrowers are current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement) and thus not included in delinquencies in the delinquency table (dollars in thousands):

                                                                                          CUMULATIVE UNPAID PRINCIPAL BALANCE
                                                                                   ------------------------------------------------
                                                                                                                             % OF
                                                                                                                          PORTFOLIO
                                                                                     UNDER         UNDER                   MANAGED
                                                                                   DEFERMENT    FORBEARANCE    TOTAL(a)    BY ABFS
                                                                                   ---------    -----------    --------   ---------
June 30, 2002 ..................................................................    $ 64,958      $73,705      $138,663      4.52%
September 30, 2002 .............................................................      67,282       76,649       143,931      4.50
December 31, 2002 ..............................................................      70,028       81,585       151,613      4.55
March 31, 2003 .................................................................      85,205       84,751       169,956      4.89
June 30, 2003 ..................................................................     110,487       87,199       197,686      5.41
September 30, 2003 .............................................................     141,547       80,467       222,014      7.47
December 31, 2003 ..............................................................     152,664       75,769       228,433      9.17
March 31, 2004 .................................................................     162,576       66,844       229,420     10.46
June 30, 2004 ..................................................................     160,572       55,776       216,348     10.34
September 30, 2004 .............................................................     145,314       39,283       184,597      9.69

---------------
(a) Included in cumulative unpaid principal balance are loans with arrangements that were entered into longer than twelve months ago. At September 30, 2004, there was $63.6 million of cumulative unpaid principal balance under deferment arrangements and $31.2 million of cumulative unpaid principal balance under forbearance arrangements that were entered into prior to July 2003.

   Additionally, there are loans under deferment and forbearance arrangements, which have returned to delinquent status. At September 30, 2004 there was $72.9 million of cumulative unpaid principal balance under deferment arrangements and $53.7 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more.

   During the final six months of fiscal 2003 and the first six months of fiscal 2004, we experienced a pronounced increase in the number of borrowers under deferment arrangements and in light of the weakened economic environment during that twelve-month period we made use of deferment arrangements to a greater degree than in prior periods. The economic conditions that contributed most to the greater use of deferment arrangements during this period related to increased unemployment, loss of one job in two income households, and reductions in normal working hours and overtime. Since December 2003, we have experienced a reduction in new deferment arrangements due to improving economic conditions and if the improving economic environment continues, we expect to continue to experience a reduction in new deferment arrangements.

   The following table presents the amount of unpaid principal balance of loans that entered into a deferment or forbearance arrangement in each quarter (dollars in thousands):

                                                                                          UNPAID PRINCIPAL BALANCE IMPACTED BY
                                                                                               ARRANGEMENTS ENTERED INTO
                                                                                                   DURING THE QUARTER
                                                                                    -----------------------------------------------
                                                                                                                             % OF
                                                                                                                          PORTFOLIO
                                                                                      UNDER         UNDER                  MANAGED
QUARTER ENDED:                                                                      DEFERMENT    FORBEARANCE     TOTAL     BY ABFS
--------------                                                                      ---------    -----------    -------   ---------
September 30, 2002 ..............................................................    $11,619       $23,564      $35,183      1.10%
December 31, 2002 ...............................................................     17,015        27,004       44,019      1.32
March 31, 2003 ..................................................................     37,117        28,051       65,168      1.87
June 30, 2003 ...................................................................     44,840        18,064       62,904      1.72
September 30, 2003 ..............................................................     58,419        15,955       74,374      2.50
December 31, 2003 ...............................................................     52,029        14,272       66,301      2.66
March 31, 2004 ..................................................................     32,812         4,139       36,951      1.69
June 30, 2004 ...................................................................     32,332           982       33,314      1.59
September 30, 2004 ..............................................................     36,571           435       37,006      1.94

                                      224

   The following table presents a summary of the activity, in terms of the principal balance, of loans under these arrangements for the three months ended September 30, 2004 and 2003 (in thousands):

                                                                                   THREE MONTHS ENDED         THREE MONTHS ENDED
                                                                                   SEPTEMBER 30, 2004         SEPTEMBER 30, 2003
                                                                                ------------------------    -----------------------
                                                                                  UNDER         UNDER         UNDER        UNDER
                                                                                DEFERMENT    FORBEARANCE    DEFERMENT   FORBEARANCE
                                                                                ---------    -----------    ---------   -----------
Principal balance beginning of period .......................................    $160,572      $ 55,776     $110,487      $ 87,199
Plus loans entering arrangements:
 First time arrangements ....................................................      30,502           435       56,762        14,678
 Repeat arrangements ........................................................       6,069            --        1,657         1,277
Plus/Less loans that changed status:
 Loans returned to current status ...........................................      23,728        12,010        6,950         5,286
 Loans returned to delinquent status(a) .....................................     (57,826)      (23,662)     (22,593)      (22,682)
Less loans exiting the program:
 Loans charged off ..........................................................          --            --           (6)          (18)
 Loans paid off .............................................................     (11,734)       (3,022)      (9,156)       (4,521)
 Loans servicing released ...................................................         (28)           --
 Loan principal payments received ...........................................        (232)          (31)         (99)         (111)
 Loans that completed program ...............................................      (5,737)       (2,223)      (2,455)         (641)
                                                                                 --------      --------     --------      --------
Principal balance end of period .............................................    $145,314      $ 39,283     $141,547      $ 80,467
                                                                                 ========      ========     ========      ========

---------------
(a) During the three months ended September 30, 2004, $1.2 million and $2.3 million of loans previously under forbearance and deferment arrangements, respectively, which had returned to delinquent status, were foreclosed.

   The following table presents a summary of the activity, in terms of the principal balance, of loans under these arrangements for the years ended June 30, 2004 and 2003 (in thousands):

                                                                                   YEAR ENDED JUNE 30,        YEAR ENDED JUNE 30,
                                                                                          2004                       2003
                                                                                ------------------------    -----------------------
                                                                                  UNDER         UNDER         UNDER        UNDER
                                                                                DEFERMENT    FORBEARANCE    DEFERMENT   FORBEARANCE
                                                                                ---------    -----------    ---------   -----------
Principal balance beginning of period .......................................   $ 110,487      $ 87,199     $ 64,958      $ 73,705
Plus loans entering arrangements:
 First time arrangements ....................................................     166,288        32,459      106,781        83,942
 Repeat arrangements ........................................................       9,304         2,889        3,810        12,741
Less loans that changed status:
 Loans returned to current status ...........................................      54,246        34,569       23,777        24,710
 Loans returned to delinquent status(a) .....................................    (121,008)      (78,863)     (57,700)      (86,142)
Less loans exiting the program:
 Loans charged off ..........................................................        (120)         (101)         (54)         (118)
 Loans paid off .............................................................     (47,445)      (16,610)     (20,775)      (13,510)
 Loan principal payments received ...........................................        (771)         (259)         (94)          (29)
 Loans that completed program ...............................................     (10,409)       (5,507)     (10,216)       (8,100)
                                                                                ---------      --------     --------      --------
Principal balance end of period .............................................   $ 160,572      $ 55,776     $110,487      $ 87,199
                                                                                =========      ========     ========      ========

---------------
(a) During the year ended June 30, 2004, $2.5 million and $4.2 million of loans previously under forbearance and deferment arrangements, respectively, which had returned to delinquent status, were foreclosed.

   From June 30, 2002 through the quarter ended September 30, 2004, we entered into deferment and forbearance arrangements with borrowers with loan principal outstanding totaling $1.9 billion at the time of those arrangements. Of the total loans under deferment or forbearance arrangements, $425.2 million, or 23%, returned to delinquent status during fiscal years ended June 30, 2004 and 2003 and the three months ended September 30, 2004. Once these loans ceased to be current they were reported in our loan portfolio delinquency statistics. Since loans under deferment and forbearance arrangements are held within the securitization trusts loans, their return to delinquency status would be reflected in all trust delinquency and loss statistics and would be considered in delinquency and loss triggers for the respective securitization trusts. Any credit losses realized on loans under these arrangements are included in total portfolio historical losses, which are used in developing credit loss assumptions.

   DELINQUENT LOANS AND LEASES. Total delinquencies (loans with payments past due greater than 30 days, excluding REO) in the total portfolio were $261.4 million at September 30, 2004 compared to $237.4 million at June 30, 2004, $227.8 million at June 30, 2003 and $169.4 million at June 30, 2002. Total delinquencies as a percentage of the total portfolio were 12.92% at September 30, 2004, compared to 10.64% at June 30, 2004, 6.24% at June 30, 2003 and 5.53% at June 30, 2002. The increase in delinquencies and delinquency percentage in fiscal 2005 were mainly due to the impact on our borrowers of weak and uncertain economic conditions, which may include the reduction in other sources of credit to our borrowers, and the seasoning of the total portfolio. As the total portfolio seasons, or ages, more borrowers can be expected to incur credit problems. These factors have resulted in a significant usage of deferment and forbearance arrangements. In addition, the delinquency percentage has increased due to high loan prepayment experience resulting from borrowers' refinancing activities. Refinancing is not typically available to delinquent borrowers, and therefore the remaining portfolio is experiencing a higher delinquency rate. A decrease in the amount of loans managed by us also contributed to the increase in the delinquency percentage at September 30, 2004 from June 30, 2004. As the total portfolio continues to season, and if our economy does not continue to improve, the delinquency rate may increase.

   REAL ESTATE OWNED. Total REO, comprising foreclosed properties and deeds acquired in lieu of foreclosure, increased to $37.2 million, or 1.84% of the total portfolio at September 30, 2004 compared to $34.4 million, or 1.54% at June 30, 2004 and $26.2 million, or 1.11% at March 31, 2004. The increase in REO resulted from actions taken during the fourth quarter of fiscal 2004 to slow down the sales and liquidations of REO properties in the total portfolio and to implement a program to identify REO properties whose values may be maximized through rehabilitation. We intend to put greater effort into rehabilitating those REO properties and renting the properties to create sales value. It is too early in this program to predict how successful the program may be. As the total portfolio continues to season and if our economy does not continue to improve, the REO balance may increase.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in interest rate swap yields, Treasury yields and one-month LIBOR yields. Changes in these interest rates impact the interest rate spread between the effective rate of interest received on loans available for sale or securitized loans (all fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through interest rate to investors for interests issued in connection with securitizations. Profitability and financial performance is also sensitive to the impact of changes in interest rates on the fair value of loans which are expected to be sold in whole loan sales. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans and maintain our profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans available for sale, interest-only strips, servicing rights and subordinated debentures). We address this challenge by carefully monitoring our product pricing, the actions of our competition and market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible.

   A component of our interest rate risk exposure relates to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The structure of certain securitization trusts includes a floating interest rate certificate, which pays interest based on one-month LIBOR plus an interest rate spread. Floating interest rate certificates in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders.

   A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by limiting our ability to sell loans at favorable premiums in whole loan sales, widening investor interest rate spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debentures at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debentures, and by reducing interest rate spreads on our securitized loans, which would reduce our cash flows. See "-- Liquidity and Capital Resources" for a discussion of long-term and short-term liquidity.

   INTEREST RATE SENSITIVITY. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Securitizations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):


                                                                  AMOUNT MATURING AFTER SEPTEMBER 30, 2004
                                        -------------------------------------------------------------------------------------------
                                         MONTHS      MONTHS     MONTHS      MONTHS     MONTHS      THERE-
                                         1 TO 12    13 TO 24   25 TO 36    37 TO 48   49 TO 60      AFTER      TOTAL     FAIR VALUE
                                        --------    --------   --------    --------   --------    --------    --------   ----------
RATE SENSITIVE ASSETS:
Loans available for sale(a) .........   $332,709    $     49    $    53    $    57     $    62    $  3,581    $336,511    $345,953
Interest-only strips ................    103,908      90,057     64,282     54,660      49,543     344,973     707,423     448,812
Servicing rights ....................     17,183      13,767     12,365     11,274      10,270      66,351     131,210      66,712

RATE SENSITIVE LIABILITIES:
Fixed interest rate borrowings ......   $374,226    $155,704    $32,241    $ 7,507     $ 7,492    $ 11,839    $589,009    $587,898
Average interest rate ...............      10.29%       9.87%     10.17%      9.63%      11.76%      11.93%      10.22%
Variable interest rate borrowings ...   $279,943    $     --    $    --    $    --     $    --    $     --    $279,943    $279,943
Average interest rate ...............       4.21%         --         --         --          --          --        4.21%

---------------
(a) For purposes of this table, all loans which qualify for securitization or whole loan sale are reflected as maturing within twelve months, since loans available for sale are generally held for less than three months prior to securitization or whole loan sale.

   LOANS AVAILABLE FOR SALE. Gain on sale of loans may be unfavorably impacted to the extent we hold loans with fixed interest rates prior to their sale. See "Business -- Business Strategy" for a discussion of our intent to add adjustable rate mortgage loans to our loan product line.

   A significant variable affecting the gain on sale of loans in a securitization is the interest rate spread between the average interest rate on fixed interest rate loans and the weighted-average pass-through interest rate to investors for interests issued in connection with the securitization. Although the average loan interest rate is fixed at the time the loan is originated, the pass-through interest rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Generally, the period between loan origination and pricing of the pass-through interest rate is less than three months. If market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor could have a material adverse effect on our future results of operations and financial condition. We estimate that each 0.1% reduction in the interest rate spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.2%. See "-- Strategies for Use of Derivative Financial Instruments" for further detail of our interest rate risk management for available for sale loans.

   A significant variable affecting the gain on sale of fixed interest rate loans sold in whole loan sale transactions is the change in market interest rates between the date the loan was originated at a fixed rate of interest and the date the loan was sold in a whole loan sale. If market interest rates required by investors increase prior to sale of the loans, the premium expected on sale of the loans would be reduced. This factor could have a material adverse effect on our future results of operations and financial condition.

   INTEREST-ONLY STRIPS AND SERVICING RIGHTS. A portion of the certificates issued to investors by certain securitization trusts are floating interest rate certificates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating interest rate certificates. At September 30, 2004, $195.5 million of debt issued by loan securitization trusts was floating interest rate certificates based on one-month LIBOR, representing 13.2% of total debt issued by loan securitization trusts. In accordance with accounting principles generally accepted in the United States of America, the changes in fair value are generally recognized as part of net adjustments to other comprehensive income, which is a component of stockholders' equity. As of September 30, 2004, the interest rate sensitivity for $170.6 million of floating interest rate certificates issued by securitization trusts is managed with an interest rate swap contract effectively fixing our cost for this debt. See "-- Strategies for Use of Derivative Financial Instruments" for further detail. The interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 Trust is managed by an interest rate cap, which was entered into by the Trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down. The interest rate sensitivity for $107.6 million of floating interest rate certificates issued from the 2003-2 Trust is managed by an interest rate cap, which was entered into by the Trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down.

   A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business loans and home equity loans, where permitted by law. When originally recorded, approximately 90-95% of business loans and 80-85% of home equity loans in the total portfolio were subject to prepayment fees. At June 30, 2004, approximately 50-55% of business loans and 50-55% of home equity loans in the total portfolio were subject to prepayment fees. However, higher than anticipated rates of loan prepayments could result in a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. We perform revaluations of our interest-only strips and servicing rights on a quarterly basis. As part of the revaluation process, we monitor the assumptions used for prepayment rates against actual experience, economic conditions and other factors and we adjust the assumptions, if warranted. See "-- Securitizations" for further information regarding these assumptions and the impact of prepayments during this period.

   SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES. We also experience interest rate risk to the extent that as of September 30, 2004 approximately $213.4 million of our liabilities were comprised of fixed interest rate subordinated debentures and senior collateralized subordinated notes outstanding with scheduled maturities of greater than one year. To the extent that market interest rates demanded on subordinated debentures increase in the future, the interest rates paid on replacement debt could exceed interest rates currently paid thereby increasing interest expense and reducing net income.

   STRATEGIES FOR USE OF DERIVATIVE FINANCIAL INSTRUMENTS. All derivative financial instruments are recorded on the balance sheet at fair value with realized and unrealized gains and losses included in the statement of income in the period incurred. The following discussion breaks down our use of derivative financial instruments into hedging activity and trading activity.

   In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," referred to as SFAS No. 133 in this document. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain criteria are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. If a derivative is trading, changes in its fair value are recognized in earnings.

   The value of a derivative financial instrument is based on a notional amount, but this notional amount is not carried on the balance sheet. The notional amount is not exchanged between counterparties to the derivative financial instrument, but is only used as a basis to determine fair value, which is recorded on the balance sheet and to determine interest and other payments between the counterparties. Our exposure to credit risk in a derivative transaction is represented by the fair value of those derivative financial instruments in a gain position. We attempt to manage this exposure by limiting our derivative financial instruments to those traded on major exchanges and where our counterparties are major financial institutions.

HEDGE ACCOUNTING

   From time to time, we utilize derivative financial instruments in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the terms and pricing for a whole loan sale are fixed or the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced. Generally, the period between loan origination and pricing for whole loan sales is less than 45 days and the period between loan origination and pricing of the pass-through interest rate is less than three months. The types of derivative financial instruments we use to mitigate the effects of changes in fair value of our loans due to interest rate changes may include interest rate swaps, futures and forward contracts, including forward sale agreements. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE
TRANSACTIONS. We may also utilize derivative financial instruments in an attempt to mitigate the effect of changes in market interest rates between the date loans are originated at fixed interest rates and the date that the loans will be sold in a whole loan sale. Derivative contracts may be specifically designated as hedges of mortgage loans, which we would expect to include in a whole loan sale transaction at a future date. We may hedge the effect of changes in market interest rates with forward sale agreements, Eurodollar futures, forward starting interest rate swaps, forward treasury sales or derivative contracts of similar underlying securities. We also enter into forward sale agreements to manage this risk.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. We may specifically designate derivative contracts as hedges of mortgage loans, which we expect to include in a term securitization at a future date. The mortgage loans consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities matching the maturities of the pass-through certificates. We may hedge potential changes in fair value due to changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. This practice has provided strong correlation between our hedge contracts and the ultimate pricing we receive on the subsequent securitization. At June 30, 2004 and 2003, we did not have any outstanding derivative financial instruments designated as hedges of loans we expected to sell through securitizations.

   DISQUALIFIED HEDGING RELATIONSHIP IN FISCAL 2003. The securitization market was not available to us in the fourth quarter of fiscal 2003. As a result, we realized that the expected high correlation between the changes in the fair values of derivatives designated as a hedge of mortgage loans previously expected to be securitized would not be achieved, and we discontinued hedge accounting for $170.0 million of forward starting interest rate swaps. Losses of $4.0 million on these $170.0 million of interest rate swaps were charged to the Statement of Income in the fourth quarter of fiscal 2003. An offsetting increase of $3.7 million in the value of the hedged mortgage loans was also recorded in the Statement of Income, representing the change in fair value of the loans for the hedged risk until the date that we learned that the securitization market was not available. The $170.0 million of interest rate swaps were reclassified as trading contracts.

   SUMMARY OF HEDGE ACCOUNTING. We recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedging transactions for the three months ended September 30, 2004. There were no derivative financial instruments accounted for as hedging transactions for the three months ended September 30, 2003. Ineffectiveness related to qualified hedging relationships was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):


                                                                                      THREE MONTHS
                                                                                         ENDED             YEAR ENDED JUNE 30,
                                                                                     SEPTEMBER 30,    -----------------------------
                                                                                          2004          2004      2003       2002
                                                                                     -------------    -------    -------   --------
Gains and losses on derivatives recorded in
  securitization gains and offset by gains and losses
  recorded on loan securitizations:
Losses on derivative financial instruments .......................................       $  --        $    --    $(3,806)  $ (9,401)
Recorded in gains and losses on derivative financial instruments:
Gains (losses) on derivative financial instruments ...............................       $(652)       $ 1,157    $(7,037)  $     --
Gains (losses) on hedged loans ...................................................       $ 632        $(2,283)   $ 6,160   $     --
Amount settled in cash -- received (paid) ........................................       $(773)       $   656    $(5,041)  $(9,401)


   At September 30, 2004 and June 30, 2004 and 2003, the notional amounts of forward sale agreements, Eurodollar futures contracts and forward starting interest rate swap contracts accounted for as hedges and related unrealized gains and losses recorded as assets or liabilities on the balance sheet were as follows (in thousands):


                                                                                                    AT JUNE 30,
                                                              SEPTEMBER 30,        ----------------------------------------------
                                                                  2004                     2004                     2003
                                                         ----------------------    ---------------------    ---------------------
                                                         NOTIONAL    UNREALIZED   NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                          AMOUNT       (LOSS)      AMOUNT       (LOSS)       AMOUNT       LOSS
                                                         --------    ----------   --------    ----------    --------   ----------
Forward sale agreement ...............................   $360,358       $--       $275,000       $  --      $275,000     $    --
Eurodollar futures contracts .........................   $     --       $--       $ 27,962       $(103)     $     --     $    --
Forward starting interest rate swaps .................   $     --       $--       $     --       $  --      $     --     $(6,776)(a)

---------------
(a) Represents the liability carried on the balance sheet at June 30, 2003 for previously recorded losses not settled in cash by June 30, 2003.

   The sensitivity of the Eurodollar futures contracts classified as fair value hedges as of June 30, 2004 to a 0.1% change in market interest rates is $9 thousand.

TRADE ACCOUNTING

   Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, we have entered into derivative financial instrument contracts, which were not designated or qualified as accounting hedges in accordance with SFAS No. 133. In these cases the derivative contracts are recorded as an asset or liability on the balance sheet at fair value and gains and losses are included in the income statement.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE
TRANSACTIONS. During fiscal 2005 and 2004, we used Eurodollar futures contracts or interest rate swap contracts to manage interest rate risk on loans in our pipeline or loans expected to be sold in whole loan sale transactions.

   Forward starting interest rate swap contracts with a notional amount of $170.0 million were carried over from a fiscal 2003 disqualified hedging relationship. These forward starting interest rate swap contracts were used to manage the effect of changes in market interest rates on the fair value of fixed-rate mortgage loans that were sold in the first quarter of fiscal 2004 and the contracts were closed in that quarter. We had elected not to designate these derivative contracts as an accounting hedge.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. During fiscal 2003, we used interest rate swap contracts to protect the future securitization spreads on loans in our pipeline. Loans in the pipeline represent loan applications for which we are in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments. We believed there was a greater chance that market interest rates we would obtain on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread we could earn in the event of rising rates.

   However due to declining market interest rates during the period the derivative contracts were used to manage interest rate risk on loans in our pipeline, we recorded losses on forward starting interest rate swap contracts during the fiscal year ended June 30, 2003. The losses are summarized in the table below. During the year ended June 30, 2004, we did not utilize derivative financial instruments to protect future securitization spreads on loans in our pipeline.

   We recorded the following gains and losses on the fair value of derivative financial instruments classified as trading for the three months ended September 30, 2004 and 2003 and the years ended June 30, 2004 and 2003. There were no derivative contracts classified as trading for the year ended June 30, 2002 except those noted below at June 30, 2002 to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR (in thousands):


                                                                                                 THREE MONTHS
                                                                                                    ENDED        YEAR ENDED JUNE 30,
                                                                                                SEPTEMBER 30,    ------------------
                                                                                                     2004         2004       2003
                                                                                                -------------    -------   --------
Trading Gains/(Losses) on Eurodollar futures contracts:
Related to loan pipeline....................................................................       $(1,969)      $(1,425)  $     --

Trading Gains/(Losses) on forward starting interest rate swaps:
Related to loan pipeline....................................................................       $    --       $    --   $ (3,796)
Related to whole loan sales.................................................................       $    --       $ 5,097   $    441
Amount settled in cash -- (paid)............................................................       $(2,838)      $(1,187)  $(2,671)


   At September 30, 2004 and June 30, 2004 and 2003, outstanding Eurodollar futures contracts or forward starting interest rate swaps used to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions and associated unrealized gains and unrealized losses recorded as assets and liabilities on the balance sheet were as follows (in thousands):


                                                                                                      AT JUNE 30,
                                                                SEPTEMBER 30,        ----------------------------------------------
                                                                    2004                     2004                     2003
                                                           ----------------------    ---------------------    ---------------------
                                                           NOTIONAL    UNREALIZED   NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                            AMOUNT        GAIN       AMOUNT       (LOSS)       AMOUNT       GAIN
                                                           --------    ----------   --------    ----------    --------   ----------
Eurodollar futures contracts ...........................    $10,000       $ 2       $202,038       $(851)     $     --      $ --
Forward starting interest rate swaps ...................    $    --       $--       $     --       $  --      $170,000      $441


   The sensitivity of the Eurodollar futures contracts held as trading as of September 30, 2004 to a 0.1% change in market interest rates is $2 thousand.

   RELATED TO INTEREST-ONLY STRIPS. We had an interest rate swap contract, which was not designated as an accounting hedge, designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. This contract matured in April 2004. Unrealized gains and losses on the interest rate swap contract were due to changes in the interest rate swap yield curve during the periods the contract was in place. Net gains and losses on this interest rate swap contract included the amount of cash settlement with the contract counter party each period. Net gains and losses on this interest rate swap contract for the fiscal years ended June 30, 2004, 2003 and 2002 were as follows (in thousands):


                                                                                                              YEAR ENDED JUNE 30,
                                                                                                           ------------------------
                                                                                                            2004     2003      2002
                                                                                                           -----    -------   -----
Unrealized gain (loss) on interest rate swap contract..................................................    $ 335    $   127   $(460)
Cash interest paid on interest rate swap contract......................................................     (307)    (1,038)   (266)
                                                                                                           -----    -------   -----
Net gain (loss) on interest rate swap contract.........................................................    $  28    $  (911)  $(726)
                                                                                                           =====    =======   =====


   In the future, we may expand the types of derivative financial instruments we use to hedge interest rate risk to include other types of derivative contracts. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. Hedging involves transaction and other costs that could increase as the period covered by the hedging protection increases. Although it is expected that such costs would be offset by income realized from whole loan sales or securitizations in that period or in future periods, we may be prevented from effectively hedging fixed interest rate loans held for sale without reducing income in current or future periods. In addition, while Eurodollar rates, interest rate swap yield curves and the pass-through interest rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions.

RELATED PARTY TRANSACTIONS

   We have a non-recourse loan receivable from our Chairman and Chief Executive Officer, Anthony J. Santilli, for $0.6 million, which was an advance for the exercise of stock options to purchase 247,513 shares (272,264 shares after the effect of stock dividends) of our common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The non-recourse loan is secured by 247,513 shares (272,264 shares after the effect of stock dividends) of our common stock, and is shown as a reduction of stockholders' equity in our financial statements. Mr. Santilli is current in all payments required by the loan agreement. Our only recourse in the event of non-payment is to the shares securing the loan.

   In February 2003, we awarded 2,000 shares (2,200 shares after the effect of a subsequent stock dividend) of our common stock to each of Warren E. Palitz and Jeffrey S. Steinberg as newly appointed members of our Board of Directors.

   Jeffrey S. Steinberg, formerly one of our directors and currently an Executive Vice President, received $58 thousand in consulting fees from us during the quarter ended December 31, 2003 and $60 thousand in consulting fees during the quarter ended March 31, 2004 prior to his resignation from our Board of Directors on February 20, 2004. Mr. Steinberg received the consulting fees for assisting us during these two fiscal quarters with the implementation of the adjusted business strategy, including the expansion of our broker network into California, Texas and Maryland. Mr. Steinberg was instrumental in negotiating agreements to purchase broker assets in these states and in quickly organizing these assets into loan production facilities. Mr. Steinberg's compensation was determined by reference to the fees charged by finders and brokers, including investment bankers, for efforts to find and purchase loan production assets.

   Barry Epstein, Managing Director of the National Wholesale Residential Mortgage Division, received 200,000 shares (220,000 shares after giving effect to subsequent stock dividends) of common stock on December 24, 2003 under the terms of his employment agreement, subject to the transfer restrictions and forfeiture provisions provided for in a restricted stock agreement until achievement of certain performance goals stipulated in both agreements. The shares were issued by us as a material inducement for Mr. Epstein's employment. The performance goals have been met, and the transfer and forfeiture provisions have been terminated, with respect to 100,000 shares (110,000 shares after giving effect to a subsequent stock dividend).

   We employ members of the immediate family of three of our executive officers (one of whom is also a director) in various executive and other positions. We believe that the salaries we pay these individuals are competitive with salaries paid to other employees in similar positions in our organization and in our industry.

   In fiscal 2003, Lanard & Axilbund, Inc. ("L&A"), a real estate brokerage and management firm in which our Director, Mr. Sussman, was a shareholder until December 31, 2002 and is now Chairman

Emeritus, acted as our agent in connection with the lease of our current corporate office space. As a result of this transaction, L&A received a commission of $978,439 from the landlord of the leased office space during fiscal 2003 and is currently entitled to receive an additional commission of the same amount. We believe this commission in the aggregate to be consistent with market and industry standards. Pursuant to an exit agreement between L&A and Mr. Sussman, Mr. Sussman received a distribution from L&A during fiscal 2003 on account of the first commission payment consistent with his percentage stock ownership of L&A in the amount of $59,212 and is entitled to receive the same amount upon L&A's receipt of the second commission payment. As part of our agreement with L&A, L&A reimbursed us in the amount of $229,214 for some of our costs related to finding new office space including some of our expenses related to legal services, feasibility studies and space design.

   Anthony J. Santilli, our Chairman, Chief Executive Officer and President, Beverly Santilli, our Executive Vice President, and Dr. Jerome Miller, our director, each held subordinated debentures eligible to participate in the first exchange offer. Each named individual tendered all such eligible subordinated debentures in the first exchange offer and as of February 6, 2004, the expiration date of the first exchange offer, pursuant to the terms of the first exchange offer, were holders of the following number of shares of Series A preferred stock (SAPS) and aggregate amount of senior collateralized subordinated notes (SCSN): Mr. Santilli: SAPS - 4,691, SCSN - $4,691; Mrs.
Santilli: SAPS - 4,691, SCSN - $4,691; Dr. Miller: SAPS - 30,164, SCSN - $30,164. Mr. Santilli and Mrs. Santilli subsequently transferred ownership of the Series A preferred stock acquired on February 6, 2004.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

   This document contains non-GAAP financial measures. For purposes of the SEC's Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flow that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our statement of income, balance sheet or statement of cash flows (or equivalent statement); or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to accounting principles generally accepted in the United States of America. Pursuant to the requirements of Regulation G, following is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure.

   We present total portfolio and total real estate owned, referred to as REO, information. The total portfolio measure includes loans and leases recorded on our balance sheet and securitized loans and leases both managed by us and serviced by others. Management believes these measures enhance the users' overall understanding of our current financial performance and prospects for the future because the volume and credit characteristics of off-balance sheet securitized loan and lease receivables have a significant effect on our financial performance as a result of our retained interests in the securitized loans. Retained interests include interest-only strips and servicing rights. In addition, because the servicing and collection of our off-balance sheet securitized loan and lease receivables are performed in the same manner and according to the same standards as the servicing and collection of our on-balance sheet loan and lease receivables, certain of our resources, such as personnel and technology, are allocated based on their pro rata relationship to the total portfolio and total REO. The following tables reconcile the total portfolio measures presented in "-- Total Portfolio Quality" (dollars in thousands):


SEPTEMBER 30, 2004:                                                                                                 DELINQUENCIES
-------------------                                                                                               -----------------
                                                                                                                   AMOUNT       %
                                                                                                                  --------   ------
On-balance sheet loan receivables:
 Loans available for sale.......................................................................    $  329,331    $    862
 Non-accrual loans..............................................................................         3,349       3,206
                                                                                                    ----------    --------
   Total on-balance sheet loan receivables......................................................       332,680       4,068    1.22%
Securitized loan receivables....................................................................     1,691,148     257,343   15.22%
                                                                                                    ----------    --------
 Total Portfolio................................................................................    $2,023,828    $261,411   12.92%
                                                                                                    ==========    ========
On-balance sheet REO............................................................................    $    1,510
Securitized REO.................................................................................        35,714
                                                                                                    ----------
Total REO.......................................................................................    $   37,224
                                                                                                    ==========



JUNE 30, 2004:                                                                                                      DELINQUENCIES
--------------                                                                                                    -----------------
                                                                                                                   AMOUNT       %
                                                                                                                  --------   ------
On-balance sheet loan receivables:
 Loans available for sale.......................................................................    $  300,141    $    270
 Non-accrual loans..............................................................................         2,114       1,985
                                                                                                    ----------    --------
   Total on-balance sheet loan receivables......................................................       302,255       2,255    0.75%
Securitized loan receivables....................................................................     1,928,086     235,192   12.20%
                                                                                                    ----------    --------
 Total Portfolio................................................................................    $2,230,341    $237,447   10.64%
                                                                                                    ==========    ========
On-balance sheet REO............................................................................    $    1,920
Securitized REO.................................................................................        32,480
                                                                                                    ----------
Total REO.......................................................................................    $   34,400
                                                                                                    ==========



JUNE 30, 2003:                                                                                                      DELINQUENCIES
--------------                                                                                                     ----------------
                                                                                                                    AMOUNT      %
                                                                                                                   --------   -----
On-balance sheet loan receivables:
 Loans available for sale........................................................................    $  257,841    $    225
 Non-accrual loans...............................................................................         4,194       3,806
 Lease receivables...............................................................................         4,126         111
                                                                                                     ----------    --------
   Total on-balance sheet loan receivables.......................................................       266,161       4,142   1.54%
Securitized loan and lease receivables...........................................................     3,383,749     223,659   6.61%
                                                                                                     ----------    --------
Total Portfolio..................................................................................    $3,649,910    $227,801   6.24%
                                                                                                     ==========    ========
On-balance sheet REO.............................................................................    $    4,776
Securitized REO..................................................................................        23,224
                                                                                                     ----------
Total REO........................................................................................    $   28,000
                                                                                                     ==========



JUNE 30, 2002:                                                                                                      DELINQUENCIES
--------------                                                                                                     ----------------
                                                                                                                    AMOUNT      %
                                                                                                                   --------   -----
On-balance sheet loan receivables:
 Loans available for sale........................................................................    $   44,621    $    216
 Non-accrual loans...............................................................................         4,826       4,335
 Lease receivables...............................................................................         7,774         259
                                                                                                     ----------    --------
   Total on-balance sheet loan receivables.......................................................        57,221       4,810   8.41%
Securitized loan and lease receivables...........................................................     3,006,803     164,595   5.47%
                                                                                                     ----------    --------
Total Portfolio..................................................................................    $3,064,024    $169,405   5.55%
                                                                                                     ==========    ========
On-balance sheet REO.............................................................................    $    3,784
Securitized REO..................................................................................        30,261
                                                                                                     ----------
Total REO........................................................................................    $   34,045
                                                                                                     ==========

OFFICE FACILITIES

   We presently lease office space for our corporate headquarters in Philadelphia, Pennsylvania. The current lease term for the Philadelphia facility expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants provided us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

   The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million. The letter of credit is currently issued by JPMorgan Chase Bank.

   We continue to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. We performed loan servicing and collection activities at this office, but relocated these activities to our Philadelphia office on July 12, 2004. The expenses and cash outlay related to the relocation were not material to our operations.

   We also lease the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million.

   In connection with the acquisition of the California mortgage broker operation in December 2003, we assumed the obligations under a lease for approximately 3,700 square feet of space in West Hills, California. The remaining term of the lease is 2 years, expiring September 30, 2006 at an annual rental of approximately $0.1 million.

   In connection with the opening of the Irvine, California mortgage broker operation, we entered into a sublease on March 4, 2004 for approximately 6,400 square feet of space. The term of the sublease is 1 2/3 years and expires November 30, 2005. The terms of the sublease require average minimum annual rental payments of $0.1 million.

   In connection with the opening of the Maryland mortgage broker operation, we entered into a sublease on March 15, 2004 for approximately 10,300 square feet of space in Edgewater, Maryland. The term of the sublease is 3 years and expires March 15, 2007. The terms of the sublease require increased payments annually for the term of the lease with average minimum annual rental payments of $0.2 million.

   In connection with the acquisition of the Texas broker operation, we entered into a sublease on June 11, 2004 for approximately 6,000 square feet of space in Austin, Texas. The term of the sublease is 10 1/2 months, expiring April 28, 2005 at an annual rental of approximately $0.1 million.

RECENT ACCOUNTING PRONOUNCEMENTS

   The following description should be read in conjunction with the significant accounting policies, which have been adopted and are set forth in Note 1 of the June 30, 2004 Consolidated Financial Statements.

   In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity, non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

   Based on the requirements of this guidance, we are carrying a liability of $0.7 million on our balance sheet for our obligation to 2003-1 securitization trust which was created in March 2003. This liability represents the fair value of periodic interest advances that we, as servicer of the securitized loans, are obligated to pay on behalf of delinquent loans in the trust. The recording of this liability reduced the gain on sale recorded for the securitization. We would expect to record a similar liability for any subsequent securitization as it occurs. The amount of the liability that will be recorded is dependent mainly on the volume of loans we securitize, the expected performance of those loans and the interest rate of the loans. We have not completed a new securitization with servicing retained since 2003-1.

   In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been used to be included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed, among other things. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. We plan to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on our financial condition or results of operations. We have adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Notes 1 and 13 of the Consolidated Financial Statements for further detail of the adoption of this rule.

   In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. Currently, the FASB is continuing its deliberations on this matter. We cannot predict whether the guidance will change our current accounting for stock-based compensation, or what effect, if any, changes may have on our current financial condition or results of operations.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect our current accounting for derivative instruments or hedging activities, therefore, it will have no effect on our financial condition or results of operations.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires an issuer to classify certain financial instruments having characteristics of both liabilities and equity, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. We do not have any instruments with such characteristics and do not expect SFAS No. 150 to have a material impact on our financial condition or results of operations.

   In December 2003, the FASB issued Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which replaces the original FIN No. 46 issued in January 2003. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Special Purpose Entities ("SPE") are one type of entity, which, under certain circumstances, may qualify as a variable interest entity. Although we use unconsolidated SPEs extensively in our loan securitization activities, the guidance will not affect our current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46R will therefore have no effect on our financial condition or results of operations and would not be expected to affect us in the future.

                                    BUSINESS


GENERAL

   We originate loans through a combination of channels including a national processing center located at our centralized operating office in Philadelphia, Pennsylvania, and a network of mortgage brokers. During fiscal 2004, we acquired broker operations in West Hills, California and Austin, Texas, and opened new offices in Edgewater, Maryland and Irvine, California to support our broker operations. We also process and purchase home mortgage loans through our Bank Alliance Services program. Through this program, we purchase home mortgage loans from other financial institutions and hold these loans as available for sale until they are sold in a whole loan sale or in connection with a future securitization. Our loan servicing and collection activities were performed at our Bala Cynwyd, Pennsylvania office, and were relocated to our Philadelphia office on July 12, 2004. See "-- Lending Activities."

   We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses or are otherwise qualified to offer our home mortgage loan products in 46 states. Additionally, we service business purpose loans, which we had originated and sold in prior periods. To a very limited extent, we also originate business purpose loans. Our originations of business purpose loans during the first fiscal quarter of fiscal 2005 and the fiscal year ended June 30, 2004 totaled less than $1.0 million. To the extent we obtain a credit facility to fund business purpose loans, we may originate and sell business purpose loans in future periods.

   Our business strategy has generally involved the sale of substantially all of the loans we originate on a quarterly basis through a combination of whole loan sales and securitizations. See "-- Securitizations" and "-- Whole Loan Sales."

BUSINESS STRATEGY

   Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity.

   Our adjusted business strategy involves significantly increasing the use of loan brokers to increase loan origination volume and retaining and hiring senior officers to manage the broker program. In December 2003, we hired an experienced industry professional who manages our wholesale business and acquired a broker operation with 35 employees (63 employees at September 30, 2004) located in California. In March 2004, we opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40 (74 employees at September 30, 2004). In June 2004, we acquired a broker operation with 35 employees in Texas. In addition, we hired 25 account executives to develop relationships with mortgage brokers and to expand our broker presence in the eastern, southern and mid-western areas of the United States and retained 67 employees in our Upland Broker Services Philadelphia headquarters to support our growing broker network. In total at September 30, 2004, we had 353 employees in our broker operations, including 173 account executives.

   Our business strategy includes the following:

     o Selling substantially all of the loans we originate through a combination of whole loan sales and securitizations. Whole loan sales are generally completed on a weekly basis.

     o Shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. When securitization opportunities are available to us, the size of our quarterly loan securitizations will be reduced from previous levels. We expect to execute our securitizations, if any, as private placements to institutional investors or publicly underwritten securitizations, subject to market conditions. Historically, the market for whole loan sales has provided reliable liquidity for numerous originators as an alternative to securitization. Whole loan sales provide immediate cash premiums to us, while securitizations generate cash over time but generally result in higher gains at the time of sale. We intend to rely less on gain-on-sale accounting and loan servicing activities for our revenue and earnings and will rely more on cash premiums earned on whole loan sales. This strategy is expected to result in relatively lower earnings levels at current loan origination volumes, but will increase cash flow, accelerate the timeframe for becoming cash flow positive and improve our liquidity position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for more detail on cash flow.

     o Broadening our mortgage loan product line and increasing loan originations. Historically we have originated primarily fixed-rate home equity loans. Under our business strategy, we originate adjustable-rate, alt-A and alt-B mortgage loans which have higher credit scores as well as a wide array of fixed-rate and adjustable-rate mortgage loans in order to appeal to a broader base of prospective customers and increase loan originations. During the three months ended September 30, 2004, 63.5% of the loans we originated were adjustable-rate mortgage loans. During the three months ended June 30, 2004, 46.7% of the loans which we originated were adjustable-rate mortgage loans. We have also begun to originate purchase money mortgage loans primarily through our broker channel. In the three months ended September 30, 2004, we originated $236.1 million of purchase money mortgages or 37.5%, of total home mortgage loans originated. In fiscal 2004, we originated $176.9 million of purchase money mortgages, or 18.0% of total home mortgage loans originated.

     o Offering more competitive interest rates charged to borrowers on new products. By offering more competitive interest rates charged on new products, we originate loans to borrowers with higher credit quality. In addition, by offering more competitive interest rates our loans appeal to a wider customer base which we expect will substantially reduce our marketing costs, make more efficient use of marketing leads and increase loan origination volume.

     o Reducing origination of the types of loans that are not well received in the whole loan sale and securitization markets. During the three months ended September 30, 2004 and fiscal 2004, we originated only $151,000 and $587,000, respectively, of business purpose loans. In the future, we may originate business purpose loans to meet demand in the whole loan sale and securitization markets to the extent we obtain a credit facility to fund business purpose loans. We can utilize our current credit facilities only to fund home mortgage loans.

     o Expanding the use of e-commerce in our retail and broker channels. This is expected to increase loan applications and reduce the cost to originate loans.

     o  Reducing the cost of loan originations. We have implemented plans to:

        o reduce the cost to originate in our Upland Mortgage direct retail channel by broadening the product line and offering more competitive interest rates in order to increase origination volume, and reducing marketing costs;

        o reduce the cost to originate in our broker channel by: a) increasing volume by broadening the mortgage loan product line,
             b) consolidating some of the broker channel's operating functions to our centralized operating office in Philadelphia, and c) developing and expanding broker relationships; we also introduced Easy Loan Advisor on our Internet-based website for our offices supporting our broker operations. Easy Loan Advisor offers significant efficiencies by automating the origination and underwriting of loans; and

        o reduce the cost to originate in the Bank Alliance Services program by broadening our product line and increasing the amount of fees we would charge to any new participating financial institutions.

     o Reducing the amount of outstanding subordinated debentures. The increase in cash flow expected under our business strategy is expected to accelerate a reduction in our reliance on issuing subordinated debentures to meet our liquidity needs and allow us to begin to pay down existing subordinated debentures.

     o Reducing operating costs. From June 30, 2003 to June 30, 2004, our workforce has experienced a net reduction of 150 employees. With our business strategy's focus on whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. However, we expect to increase our sales, servicing and support positions as necessary in the future to handle higher levels of loan originations. Since June 30, 2003, we reduced our workforce by approximately 255 employees and experienced a net loss of approximately 90 additional employees who resigned. Partially offsetting this workforce reduction, we have added 195 loan origination employees in our broker channel as part of our business strategy's focus on expanding our broker operations.

   Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on reasonable terms and to profitably securitize or sell our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

SUBSIDIARIES

   As a holding company, our activities have been limited to:

     o  providing management oversight over subsidiary operations;

     o  holding the shares of our subsidiaries; and

     o raising capital for use in the subsidiaries' lending and loan servicing operations.

   We are the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), American Business Mortgage Services, Inc., and Tiger Relocation Company.

   American Business Credit, Inc., a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, currently services business purpose loans and home mortgage loans. To a limited extent, this subsidiary also originates business purpose loans.

   HomeAmerican Credit, Inc., a Pennsylvania corporation incorporated in 1991, originates, purchases, sells and services home mortgage loans. HomeAmerican Credit, Inc. acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." HomeAmerican Credit, Inc. also administers the Bank Alliance Services program. See "-- Lending Activities -- Home Mortgage Loans."

   American Business Mortgage Services, Inc., a New Jersey corporation organized in 1938 and acquired by us in October 1997, originates, purchases, sells and services home mortgage loans.

   Tiger Relocation Company, a Pennsylvania corporation, was incorporated in 1992 to hold, maintain and sell real estate properties acquired due to the default of a borrower under the terms of our loan documents.

   We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations and off-balance sheet mortgage conduit facilities. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with completed securitizations. See "-- Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." We also utilize special purpose entities in connection with our financing activities, including credit facilities. We also have several additional subsidiaries that are inactive or not significant to our operations.

   The following chart sets forth our basic organizational structure and our primary subsidiaries.(a)


                -----------------------------------------------
                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                -----------------------------------------------
                                Holding Company
                Management oversight over subsidiary operations
                 and raising capital for lending and servicing
                                   operations
                -----------------------------------------------
                                       |
                                       |
                                       |
                -----------------------------------------------
                         AMERICAN BUSINESS CREDIT, INC.

                -----------------------------------------------
                    Services business purpose loans and home
                                 mortgage loans
                -----------------------------------------------
                                       |
                                       |
                                       |
--------------------------------------------------------------------------------
         |                             |                           |
         |                             |                           |
         |                             |                           |
-------------------      ----------------------------    --------------------
     AMERICAN                    HOMEAMERICAN              TIGER RELOCATION
     BUSINESS                 CREDIT, INC. D/B/A                COMPANY
     MORTGAGE                   UPLAND MORTGAGE
  SERVICES, INC.
-------------------      ----------------------------    --------------------
   Originates,           Originates, purchases, sells    Holds, maintains and
purchases, sells and           and services home         sells foreclosed real
  services home                mortgage loans and               estate
     mortgage                administers the Bank
      loans                Alliance Services program
-------------------      ----------------------------    --------------------


---------------
(a) In addition to the corporations pictured in this chart, we organized at least one special purpose corporation for each securitization and have several other subsidiaries that are inactive or not significant to our operations.

LENDING ACTIVITIES

   GENERAL. The following table sets forth information concerning our loan origination, purchase and sale activities for the periods indicated.


                                                                          THREE MONTHS ENDED
                                                                            SEPTEMBER 30,               YEAR ENDED JUNE 30,
                                                                         -------------------    -----------------------------------
                                                                           2004       2003        2004         2003         2002
                                                                         --------   --------    --------    ----------   ----------
                                                                                           (DOLLARS IN THOUSANDS)
Loans Originated/Purchased
 Business purpose loans..............................................    $    151   $     --    $    587    $  122,790   $  133,352
 Home mortgage loans.................................................    $629,579   $124,052    $982,093    $1,543,730   $1,246,505
Number of Loans Originated/Purchased
 Business purpose loans..............................................           2         --           2         1,340        1,372
 Home mortgage loans.................................................       4,335      1,429       8,281        17,003       14,015
Average Loan Size
 Business purpose loans..............................................    $     76   $     --    $    293    $       92   $       97
 Home mortgage loans.................................................    $    145   $     87    $    119    $       91   $       89
Weighted-Average Interest Rate on Loans Originated/Purchased
 Business purpose loans..............................................       15.99%        --       14.62%        15.76%       15.75%
 Home mortgage loans.................................................        7.66%      8.62%       7.86%         9.99%       10.91%
 Combined............................................................        7.66%      8.62%       7.86%        10.42%       11.38%
Weighted-Average Term (in months)
 Business purpose loans..............................................         300        160         150           160          161
 Home mortgage loans.................................................         308        272         294           272          260
Loans Securitized or Sold
 Business purpose loans..............................................    $  1,120   $  6,568    $ 18,931    $  112,025   $  129,074
 Home mortgage loans.................................................    $601,102   $269,863    $930,853    $1,339,752   $1,279,740
Number of Loans Securitized or Sold
 Business purpose loans..............................................          17         82         198         1,195        1,331
 Home mortgage loans.................................................       4,283      2,879       9,932        14,952       14,379


   The following table sets forth information regarding the average loan-to-value ratios for loans we originated and purchased during the periods indicated.


                                                                                                  SEPTEMBER
                                                                                                     30,        YEAR ENDED JUNE 30,
                                                                                                 -----------    -------------------
                                          LOAN TYPE                                              2004   2003    2004    2003   2002
                                          ---------                                              ----   ----    ----    ----   ----
Business purpose loans.......................................................................    55.1%    --%   70.1%   62.2%  62.6%
Home mortgage loans..........................................................................    82.4   78.2    81.3    78.2   77.8

   The following table shows the geographic distribution of our loan originations and purchases during the periods indicated.


                                                 SEPTEMBER 30,                            YEAR ENDED JUNE 30,
                                               -----------------    ---------------------------------------------------------------
                                                     2004                 2004                  2003                   2002
                                               -----------------    -----------------    -------------------    -------------------
                                               AMOUNT       %       AMOUNT       %        AMOUNT         %        AMOUNT        %
                                              --------    ------   --------    ------   ----------    ------    ----------   ------
                                                                                        (DOLLARS IN THOUSANDS)
California                                    $169,848     26.98%  $230,665     23.47%  $       --        --%   $       --       --%
Maryland                                        75,157     11.94     48,777      4.96       36,542      2.19        25,307     1.83
Virginia                                        44,571      7.08     41,294      4.20       46,508      2.79        33,169     2.40
Florida                                         40,729      6.47     57,092      5.81      135,164      8.11        97,686     7.08
Massachusetts                                   38,809      6.16     64,254      6.54      134,342      8.06       101,383     7.35
New York                                        38,489      6.11     99,631     10.14      376,425     22.59       341,205    24.73
Texas                                           34,402      5.46     17,155      1.75        9,746      0.58           304     0.02
New Jersey                                      29,705      4.72     38,108      3.88      212,035     12.72       159,117    11.53
Pennsylvania                                    27,832      4.42     83,594      8.51      118,915      7.14       103,865     7.53
Illinois                                        14,428      2.29     37,617      3.83       90,111      5.41        73,152     5.30
Ohio                                            12,675      2.01     39,949      4.07       70,957      4.26        65,884     4.77
Georgia                                         11,467      1.82     26,127      2.66       21,022      1.26        49,956     3.62
Michigan                                        10,482      1.67     40,975      4.17       92,009      5.52        89,224     6.47
North Carolina                                   9,898      1.57     13,636      1.39       47,806      2.87        38,060     2.76
Colorado                                         9,652      1.53      8,778      0.89        3,378      0.20         1,411     0.10
Other (a)                                       61,586      9.77    135,028     13.73      271,560     16.30       200,134    14.51
                                               ------------------------------------------------------------------------------------
 Total                                         629,730    100.00%  $982,680    100.00%  $1,666,520    100.00%   $1,379,857   100.00%
                                               ====================================================================================

---------------
(a) No individual state included in "Other" constitutes more than 1.5% of total loan originations for the quarter ended September 30, 2004.

   CUSTOMERS. Our loan customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, our customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources. This type of borrower is commonly referred to as a subprime borrower. Loans made to subprime borrowers are frequently referred to as subprime loans. See "-- Business Strategy."

   HOME MORTGAGE LOANS. We originate home mortgage loans, consisting of home equity loans and purchase money mortgage loans, through Upland Mortgage and American Business Mortgage Services, Inc. We also process and purchase loans through the Bank Alliance Services program. We originate home mortgage loans primarily to credit-impaired borrowers through various channels including retail marketing and broker operations. Our retail channel includes direct mail and our subsidiaries' interactive web sites, and have included radio and television advertisements.

   In total at September 30, 2004, we had 353 employees in our broker operations, including 173 account executives. Our broker operations originate loans using a broker network that after recent expansion is spread geographically throughout the continental United States. During fiscal 2004, we added four offices with 192 employees at June 30, 2004 to support our broker operations and hired 25 account executives to expand our broker presence and increase loan originations. We also introduced Easy Loan Advisor on our Internet-based broker website for our offices supporting our broker operations. Easy Loan Advisor offers significant efficiencies by automating the origination and underwriting of these loans.

   We entered the home equity loan market in 1991. With the recent expansion of our broker operations, we added purchase money mortgage loans in 2004. Currently, we are licensed or otherwise qualified to originate home mortgage loans in 46 states. We also hired 25 account executives to develop relationships with mortgage brokers and to expand our broker presence in the eastern, southern and mid-western areas of the United States. We generally sell on a whole loan basis with servicing released, or securitize the loans originated and funded by our subsidiaries.

   The business strategy that we are emphasizing beginning in fiscal 2004 has impacted our origination of home mortgage loans. Our business strategy is designed to appeal to a broader prospective customer base and increase the amount of loan originations. We have broadened our mortgage loan product line to include adjustable-rate, alt-A and alt-B and purchase money mortgage loans. Our strategy also emphasizes reducing the cost to originate loans by expanding our broker network and reducing retail marketing costs. Our business strategy also focuses on shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. For a discussion of our business strategy and its potential impact on our home mortgage loan business, see "-- Business Strategy."

   Our retail operations receive home mortgage loan applications from potential borrowers over the phone, in writing, in person or through our subsidiaries' interactive web sites, and most recently through third-party lending-related web sites with whom we have working agreements. The loan request is then evaluated for possible loan approval. The loan processing staff generally provides its home mortgage applicants who qualify for loans with a conditional loan approval within 24 hours and closes its home mortgage loans within approximately fifteen to twenty days of obtaining a conditional loan approval.

   Our broker operations receive home mortgage loan applications from third-party unrelated brokers both in writing and increasingly through our newly introduced broker Internet web site. The loan request is then evaluated for possible loan approval. The loan processing staff generally provides the brokers with a conditional loan approval within 24 hours and closes its home mortgage loans within approximately fifteen to twenty days of obtaining a conditional loan approval.

   The following table presents the amounts of home mortgage loans we originated in the three months ended September 30, 2004 in our direct and broker operations channels and in our Bank Alliance Services program by loan characteristic (in thousands):

                                                                                   DIRECT      BROKER     BANK ALLIANCE
                                                                                   CHANNEL     CHANNEL      SERVICES        TOTAL
                                                                                  --------    --------    -------------   ---------
ORIGINATIONS BY TYPE OF LOAN:
-----------------------------
Purchase Money Mortgage Loans:
 Fixed rate ...................................................................   $    341    $ 41,548       $    54      $  41,943
 Adjustable rate ..............................................................        933     193,212            --        194,145
                                                                                  --------    --------    -------------   ---------
 Total ........................................................................   $  1,274    $234,760       $    54      $ 236,088
                                                                                  ========    ========    =============   =========
 Average WAC ..................................................................       7.85        7.49          8.70           7.49
 Average LTV ..................................................................      88.94       85.32         98.18          85.34
Home Equity Loans:
 Fixed rate ...................................................................   $139,921    $ 38,174       $ 9,265      $ 187,360
 Adjustable rate ..............................................................     59,289     141,458         5,384        206,131
                                                                                  --------    --------    -------------   ---------
 Total ........................................................................   $199,210    $179,632       $14,649      $ 393,491
                                                                                  ========    ========    =============   =========
 Average WAC ..................................................................       8.40        7.40          7.89           7.76
 Average LTV ..................................................................      81.38       80.15         75.41          80.60
Total Home Mortgage Loans:
 Fixed rate ...................................................................   $140,262    $ 79,722       $ 9,319      $ 229,303
 Adjustable rate ..............................................................     60,222     334,670         5,384        400,276
                                                                                  --------    --------    -------------   ---------
 Total ........................................................................   $200,484    $414,392       $14,703      $ 629,579
                                                                                  ========    ========    =============   =========
 Average WAC ..................................................................       8.40        7.29          7.89           7.66
 Average LTV ..................................................................      81.43       83.08         75.50          82.38


                                                                                    DIRECT      BROKER     BANK ALLIANCE
                                                                                    CHANNEL     CHANNEL      SERVICES        TOTAL
                                                                                   --------    --------    -------------   --------
ORIGINATIONS BY LIEN:
---------------------
1st Lien:
 Loans originated ..............................................................   $182,480    $377,147       $13,099      $572,726
 Average WAC ...................................................................       8.00        6.95          7.47          7.30
2nd Lien:
 Loans originated ..............................................................   $ 18,004    $ 37,245       $ 1,604      $ 56,853
 Average WAC ...................................................................       8.40       10.77         11.37         11.30


      The following table presents the amounts of home mortgage loans we originated in fiscal 2004 in our retail and broker operations channels and in our Bank Alliance Services program by loan characteristic (in thousands):


                                                                                                                  BANK
                                                                                         RETAIL      BROKER     ALLIANCE
                                                                                         CHANNEL     CHANNEL    SERVICES     TOTAL
                                                                                        --------    --------    --------   --------
Purchase Money Mortgage Loans:
 Fixed rate .........................................................................   $  2,177    $ 45,617    $    634   $ 48,428
 Adjustable-rate ....................................................................        836     127,607          --    128,443
                                                                                        --------    --------    --------   --------
 Total ..............................................................................   $  3,013    $173,224    $    634   $176,871
                                                                                        ========    ========    ========   ========
Home Equity Loans:
 Fixed rate .........................................................................   $424,619    $ 94,051    $127,770   $646,440
 Adjustable-rate ....................................................................     40,423     104,503      13,856    158,782
                                                                                        --------    --------    --------   --------
 Total ..............................................................................   $465,042    $198,554    $141,626   $805,222
                                                                                        ========    ========    ========   ========
Total Home Mortgage Loans:
 Fixed rate .........................................................................   $426,796    $139,668    $128,404   $694,868
 Adjustable-rate ....................................................................     41,259     232,110      13,856    287,225
                                                                                        --------    --------    --------   --------
 Total ..............................................................................   $468,055    $371,778    $142,260   $982,093
                                                                                        ========    ========    ========   ========


   Home mortgage loans ranged from $10,600 to $890,000 with an average loan size of approximately $145,217 during the three months ended September 30, 2004 and $119,000 during fiscal 2004. We originated $629.6 million of home mortgage loans during the three months ended September 30, 2004 and $982.1 million during fiscal 2004. These loans were made both at fixed rates of interest and adjustable rates of interest, which were tied to 6 month LIBOR, and for terms ranging from five to thirty years, generally, with average origination fees of approximately 1.5% of the aggregate loan amount. The weighted-average interest rate received on home mortgage loans during the three months ended September 30, 2004 was 7.66% and during fiscal 2004 was 7.86%. The average loan-to-value ratios for the loans originated by us during the three months ended September 30, 2004 was 82.4% and during fiscal 2004 was 81.3%.

   Home mortgage loans ranged from $7,700 to $658,500 with an average loan size of approximately $119,000 during 2004 and $91,000 during 2003. We originated $982.1 million of home mortgage loans during fiscal 2004 and $1.5 billion during fiscal 2003. These loans were made both at fixed rates of interest and adjustable-rates of interest, which were tied to 6 month LIBOR, and for terms ranging from five to thirty years, generally, with average origination fees of approximately 1.5% of the aggregate loan amount. The weighted-average interest rate received on home mortgage loans during fiscal 2004 was 7.86% and during fiscal 2003 was 9.99%. The average loan-to-value ratios for the loans originated by us during fiscal 2004 and fiscal 2003 were 81.3% and 78.2%, respectively.

   We attempt to maintain our interest rates and other charges on home mortgage loans to be competitive with the lending rates of other sub-prime mortgage finance companies. To the extent permitted by law, borrowers are given an option to choose between a loan without a prepayment fee at a higher interest rate or a loan with a prepayment fee at a lower interest rate. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a home mortgage loan with us.

   We have business arrangements with several financial institutions, which provide for our purchase of home mortgage loans that meet our underwriting criteria, but do not meet the guidelines of the selling institution for loans to be held in its portfolio. This program is called the Bank Alliance Services program. The Bank Alliance Services program is designed to provide an additional source of home mortgage loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines for loans held in their portfolio have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit-impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to one of our subsidiaries.

   We have business arrangements with several financial institutions which provide an additional loan origination channel for us. Loans originated under this Bank Alliance Services program are originated through substantially the same process as all loans we originate. Pursuant to the program, a financial institution adopts our underwriting criteria for home mortgage loans not intended to be held in its portfolio. If an applicant meets our underwriting criteria, as adopted by the program, we process the application materials and underwrite the loan for final approval by the financial institution. If the financial institution approves the loan, we close the loan for the financial institution in its name with funding provided by the financial institution. We purchase the loan from the financial institution shortly after the closing. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in a whole loan sale or securitization. Loans originated through the Bank Alliance Services program make up less than 2% of our total annual originations.

   During the three months ended September 30 2004, we received referrals from approximately ten financial institutions participating in this program. As of September 30, 2004, seven financial institutions located in the eastern portion of the United States were actively participating in this program. These financial institutions provide us with the opportunity to process and purchase loans generated by the branch networks of such institutions, which consists of approximately 575 branches. Pursuant to this program, our subsidiaries purchased approximately $14.7 million and $142.3 million, respectively, of loans during the three months ended September 30, 2004 and the year ended June 30, 2004. During the three months ended September 30, 2004, our top three financial institutions under the Bank Alliance Services program accounted for approximately 98.8% of our loan volume from this program. Only one of the seven remaining active participants was in our top three volume providers in the three months ended September 30, 2004. We intend to expand the Bank Alliance Services program with financial institutions across the United States. See "-- Business Strategy."

   During fiscal 1999, we launched a retail Internet loan distribution channel through Upland Mortgage's web site. Through this interactive web site, borrowers can examine available loan options and calculate monthly principal and interest payments. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan information 7 days a week, 24 hours a day. Throughout the loan processing period, borrowers who submit applications are supported by our staff of highly trained loan officers. Currently, in addition to the ability to utilize an automated rapid pre-approval process, which we believe reduces time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

   During fiscal 2004, using our Easy Loan Advisor proprietary software, we launched a broker Internet loan distribution channel. We have added functionality to service the brokerage community and sales channels through its automated underwriting engine thereby providing access to the brokerage communities 7 days a week, 24 hours a day as well as loan structuring options to provide the various loan solutions to borrowers. The Easy Loan Advisor software is a state of the art loan restructuring system which provides brokers almost instantaneous loan structure options. This technology is key to our forecasted loan growth.

   BUSINESS PURPOSE LOANS. Through our subsidiary, American Business Credit, Inc., we service business purpose loans that we originated and sold in prior periods predominantly in the eastern and central portions of the United States through a network of salespeople, loan brokers and through our business loan web site.

   During prior periods, we originated business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition, tax payments and debt-consolidation. We did not target any particular industries or trade groups and, in fact, took precautions against a concentration of loans in any one industry group. All business purpose loans originated generally were collateralized by a first or second mortgage lien on a principal residence of the borrower or a guarantor of the borrower or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In most cases, these loans were further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets. Prior to the fourth quarter of fiscal 2003, we generally securitized business purpose loans subsequent to their origination. When we originate business purpose loans, we focus our marketing efforts on small businesses that do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services. See "-- Business Strategy."

   We originated $151,000 in business purpose loans during the three months ended September 30, 2004, $587,000 during the year ended June 30, 2004, and $122.8 million during fiscal 2003. When we originated larger volumes of business purpose loans, these loans generally ranged from $14,000 to $685,000 and had an average loan size of approximately $92,000 for the loans originated during the fiscal year ended June 30, 2003. Generally, our business purpose loans are made at fixed interest rates and for terms ranging from five to fifteen years. We generally charged origination fees for these loans of 4.75% to 5.75% of the outstanding principal balance. The weighted-average interest rate charged on the business purpose loans originated by us during the three months ended September 30, 2004 was 15.99%, during the year ended June 30, 2004 was 14.62% and during fiscal year 2003 was 15.76%. Business purpose loans we originated during the three months ended September 30, 2004, fiscal 2004 and fiscal 2003 had a loan-to-value ratio, based solely upon the real estate collateral securing the loans, of 55.1%, 70.1% and 62.2%, respectively.

   Generally, we compute interest due on our outstanding business purpose loans using the simple interest method. We generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents can be a significant portion of the outstanding loan balance. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit, Inc. prior to closing of the loan. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a business loan with us.

   PREPAYMENT FEES. Approximately 80% to 85% of our home mortgage loans serviced had prepayment fees at the time of their origination. On home mortgage loans where the borrower has elected the prepayment fee option, the prepayment fee is generally a certain percentage of the outstanding principal balance of the loan. Our typical prepayment fee structure provides for a fee of 5% or less of the outstanding principal loan balance and will not extend beyond the first three years after a loan's origination. Prepayment fees on our existing home mortgage loans range from 1% to 5% of the outstanding principal balance and remain in effect for one to five years. At the time of their origination, approximately 90% to 95% of our business purpose loans had prepayment fees. The prepayment fee on business purpose loans is generally 8% to 12% of the outstanding principal balance, provided that no prepayment option is available until after the 24th scheduled payment is made and no prepayment fee is due after the 60th scheduled payment is made. From time to time, a different prepayment fee arrangement may be negotiated or we may waive prepayment fees for borrowers who refinance their loans with us. At September 30, 2004 and June 30, 2004, approximately 50% to 55% of securitized home mortgage loans in our total portfolio had prepayment fees and approximately 50% to 55% of securitized business purpose loans in our total portfolio had prepayment fees.

   State law sometimes restricts our ability to charge a prepayment fee for both home mortgage and business purpose loans. Prior to its preclusion, we used the Parity Act to preempt these state laws for home mortgage loans which meet the definition of alternative mortgage transactions under the Parity Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Legal and Regulatory Considerations" for a discussion of how the adoption by the Office of Thrift Supervision in July

2003 of a rule which precludes us from using the Parity Act to preempt state prepayment penalty and late fees laws may impact our new loan originations.

   In states which have overridden the Parity Act and in the case of some fully amortizing home mortgage loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Federal law restrictions in connection with certain high interest rate and fee loans may also preclude the imposition of prepayment fees on these loans. Similarly, in the case of business purpose loans, some states prohibit or limit prepayment fees when the loan is below a specific dollar threshold or is secured by residential property.

MARKETING STRATEGY

   RETAIL LOAN ORIGINATION CHANNEL. Historically, we concentrated our marketing efforts for home mortgage loans primarily on credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. Although we still intend to lend to credit-impaired borrowers under our current business strategy, we have broadened our mortgage loan product line to include adjustable-rate, alt-A and alt-B and purchase money mortgage loans and to offer competitive interest rates in order to appeal to a wider range of customers. See "-- Business Strategy" and "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our total portfolio, which could hinder our ability to operate profitably, impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

   We market home mortgage loans through direct mail campaigns and our interactive web sites, and have in the past used telemarketing, radio and television advertising. Recently, we have begun to accept applications forwarded to us by third-party lending-related web sites with whom we have working agreements. We believe that our targeted direct mail strategy delivers more leads at a lower cost than broadcast marketing channels. Our integrated approach to media advertising that utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We expect the implementation of our business strategy to improve our response and conversion rates, which will reduce our overall marketing costs. We also use the Bank Alliance Services program as additional sources of loans.

   Our marketing efforts for home mortgage loans in our retail channel are focused on the eastern and central portions of the United States and continuing to expand to the western portion of the United States. We previously utilized branch offices in various states to market our loans. Effective June 30, 2003, we no longer originate loans through retail branch offices.

   BROKER OPERATIONS CHANNEL. We also use a network of loan brokers as a source of home mortgage loans. We continue to expand our network of loan brokers as part of our focus on whole loan sales in order to increase the amount of loans originated and reduce origination costs. During fiscal 2004, we acquired broker operations in West Hills, California and Austin, Texas, and opened new offices in Edgewater, Maryland and Irvine, California to support our broker operations.

   We market our broker operations through various sources including direct broker solicitation, trade shows and trade advertising. We also introduced Easy Loan Advisor on our Internet-based website for our offices supporting our broker operations. Additionally, we market our programs and rates through e-mail.

   BUSINESS PURPOSE LOANS. Our marketing efforts for business purpose loans focus on our niche market of selected small businesses located in our market area, which generally includes the eastern and central portions of the United States. We target businesses, which might qualify for loans from traditional lending sources, but elect to use our products and services. Our experience had indicated that these borrowers were attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers had been willing to pay our origination fees and interest rates, which were generally higher than those charged by traditional lending sources.

   We market business purpose loans through various forms of advertising, including large direct mail campaigns, our business loan web site and a direct sales force and loan brokers, and had in the past used newspaper and radio advertising. Although we originated only $151,000 and $587,000 of business purpose loans during the three months ended September 30, 2004 and the year ended June 30, 2004, we may continue to originate and sell business purpose loans in future periods to the extent we obtain a credit facility to fund business purpose loans. Certain business purpose loans originated by us in prior periods are held for sale. See "-- Business Strategy" and "-- Lending Activities -- Business Purpose Loans."

UNDERWRITING PROCEDURES AND PRACTICES

   Summarized below are some of the policies and practices which are followed in connection with the origination of home mortgage loans and business purpose loans. These policies and practices may be altered, amended and supplemented, from time to time, as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies at any time.

   Our loan underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to provide pertinent credit information in order to complete a detailed loan application. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verify the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.

   The following table outlines the key parameters of the major credit grades of our current home mortgage loan underwriting guidelines. During fiscal 2004, we adjusted our credit grade and underwriting guidelines. We believe these adjustments provide more consistency with the guidelines used by institutional purchasers in the whole loan sale secondary market. As a result, we have broadened our home mortgage loan products to include loan programs allowing higher overall loan-to-value ratios, which are offset by compensating credit characteristics. These loans are originated with the primary intent of being sold as whole loans on the secondary market. The implementation of the new credit and underwriting guidelines allows us to be more competitive in the whole loan sale secondary market and enhances our ability to execute our adjusted business strategy. We will continue to monitor our credit and underwriting guidelines to maintain consistency with demand by institutional purchasers of whole loans. During the three months ended September 30, 2004 and the year ended June 30, 2004, home mortgage loans represented 99.9% of the loans we originated.

                                       "A" CREDIT GRADE                         "B" CREDIT GRADE
-------------------------    -------------------------------------    -------------------------------------
General Repayment            Has good credit but might have some     Pays the majority of accounts on time
                             minor delinquency.                      but has some 30 and/or 60 day
                                                                     delinquency.

Existing Mortgage Loans      Cannot exceed a maximum of three 30     Cannot exceed a maximum of four 30 day
                             day delinquencies in the past           delinquencies/one 60 day delinquency
                             12 months.                              in the past 12 months.

Non-Mortgage Credit          Major credit and installment debt       Major credit and installment debt can
                             should be current but may exhibit       exhibit some minor 30 and/or 60 day
                             some minor 30 day delinquency. Minor    delinquency. Minor credit may exhibit
                             credit may exhibit some minor           up to 90 day delinquency.
                             delinquency.

Bankruptcy Filings           Discharged more than 2 years with       Discharged more than 18 months with
Chapter 7                    reestablished credit.                   reestablished credit.

Chapter 13                   Filed more than 2 years, satisfactory   Filed more than 18 months,
                             payment plan performance.               satisfactory payment plan
                                                                     performance.

Debt Service-to-Income       Generally not to exceed 50%.            Generally not to exceed 50%.

Owner Occupied:              Generally 80% to 100% for a 1-4         Generally 80% to 85% for a 1-4 family
Loan-to-value ratio          family dwelling residence; 90% for a    dwelling residence; 85% for a
                             condominium.                            condominium.

Non-Owner Occupied:          Generally 85% for a 1-4 family          Generally 75% for a 1-4 family
Loan-to-value ratio          dwelling or condominium.                dwelling or condominium.

                                       "C" CREDIT GRADE                               HOPE
-------------------------    -------------------------------------    -------------------------------------
General Repayment            Marginal credit history which is        Designed to provide a borrower with
                             offset by other positive attributes.    poor credit history an opportunity to
                                                                     correct past credit problems through
                                                                     lower monthly payment.

Existing Mortgage Loans      Cannot exceed two 60 day                Cannot exceed a maximum of one 120
                             delinquencies and/or one 90 day         day delinquency in the past 12 months.
                             delinquency in the past 12 months.

Non-Mortgage Credit          Major credit and installment debt can   Major and minor credit delinquency is
                             exhibit some minor 30 and/or 90 day     acceptable, but must demonstrate some
                             delinquency. Minor credit may exhibit   payment regularity.
                             more serious delinquency.

Bankruptcy Filings           Discharged more than 1 year with        Discharged more than 2 years with
Chapter 7                    reestablished credit.                   reestablished credit.

Chapter 13                   Filed more than 1 year, satisfactory    Filed more than 1 year, satisfactory
                             payment plan performance.               payment plan performance.

Debt Service-to-Income       Generally not to exceed 55%.            Generally not to exceed 55%.

Owner Occupied:              Generally 70% to 80% for a 1-4 family   Generally 65% to 70% for a 1-4 family
Loan-to-value ratio          dwelling residence; 70% for a           dwelling residence.
                             condominium.

Non-Owner Occupied:          Generally 70% for a 1-4 family          N/A
Loan-to-value ratio          dwelling or condominium.

   In addition to the home mortgage loans we originate under the standard home mortgage loan underwriting guidelines outlined in the preceding table, we also originate a limited number of second mortgage home equity loans that have loan-to-value ratios ranging from 90% to 100%. We consider these loans to be high loan-to-value home equity loans and we underwrite these loans with a more restrictive approach to evaluating the borrowers' qualifications and we require a stronger credit history than our standard guidelines. The borrowers' existing mortgage and installment debt payments must generally be paid as agreed, with no more than one 30-day delinquency on a mortgage within the last 12 months. No bankruptcy or foreclosure is permitted in the last 24 months.

   Pursuant to our current business strategy, a greater number of loans that we originate will be offered to the secondary market through whole loan sales. These loans will be underwritten, allocated and sold to specific third party purchasers based on agreed upon products and underwriting guidelines. The purchaser products and guidelines currently being utilized generally conform to key parameters outlined in the preceding table. See "-- Business Strategy."

   If originated, business purpose loans generally are secured by residential real estate and at times commercial real estate. Loan amounts generally ranged from $14,000 to $685,000. The loan-to-value ratio (based solely on the appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans generally has a maximum range of 50% to 75%. The actual maximum loan-to-value ratio varies depending on a variety of factors including, the credit grade of the borrower, whether the collateral is a one to four family residence, a condominium or a commercial property and whether the property is owner occupied or non-owner occupied. The credit grade of a business purpose loan borrower will vary depending on the payment history of their existing mortgages, major lines of credit and minor lines of credit, allowing for delinquency but generally requiring major credit to be current at closing. The underwriting of the business purpose loan included confirmation of income or cash flow through tax returns, bank statements and other forms of proof of income and business cash flow. Generally, we made loans to businesses whose bankruptcy was discharged at least two years prior to closing, but we had made exceptions to allow for the bankruptcy to be discharged just prior to or at closing. In addition, we generally received additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, assignments of life insurance and lease payments and liens on business equipment and other business assets, as available. Based solely on the value of the real estate collateral securing our business purpose loans, the average loan-to-value ratio of business purpose loans we originated during the three months ended September 30, 2004, fiscal 2004 and 2003 were 55.1%, 70.1% and 62.2%, respectively.

   Generally, the maximum acceptable loan-to-value ratio for home mortgage loans to be securitized is 100%. The average loan-to-value ratios of home mortgage loans we originated during the three months ended September 30, 2004, the years ended June 30, 2004 and 2003 were 82.4%, 81.3% and 78.2%, respectively. We generally obtain title insurance in connection with our loans.

   In determining whether the mortgaged property is adequate as collateral, we have an appraisal performed for each property considered for financing. The appraisal is completed by a licensed qualified appraiser on a Fannie Mae form and generally includes pictures of comparable properties and pictures of the property securing the loan.

   Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may have an effect on our originations. See "Risk Factors -- A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could hinder our ability to attain profitable operations, limit our ability to repay our outstanding debt, including the senior collateralized

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subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

LOAN SERVICING AND ADMINISTRATIVE PROCEDURES

   We service the loans in accordance with our established servicing procedures. The loans we service include loans we hold as available for sale and most of the loans we have securitized. Our servicing procedures include practices regarding processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned and performance of investor accounting and reporting processes, which in general conform to the mortgage servicing practices of prudent mortgage lending institutions. We generally receive contractual servicing fees for our servicing responsibilities for securitized loans, calculated as a percentage of the outstanding principal amount of the loans serviced. In addition, we receive other ancillary fees related to the loans serviced. On July 12, 2004, our servicing and collections activities, which were previously located at our operating office in Bala Cynwyd, Pennsylvania, were relocated to our Philadelphia, Pennsylvania office. At September 30, 2004, the portfolio we serviced consisted of 24,760 loans with an aggregate outstanding balance of $1.9 billion.

   In servicing loans, we send an invoice to borrowers on a monthly basis advising them of the required payment and its scheduled due date. We begin the collection process promptly after a borrower fails to make a scheduled monthly payment. When a loan becomes 45 to 60 days delinquent, it is transferred to a senior collector in the collections department. The senior collector tries to resolve the delinquency by reinstating a delinquent loan, seeking a payoff, or entering into a deferment or forbearance arrangement with the borrower to avoid foreclosure. All proposed arrangements are evaluated on a case-by-case basis, based on, among other things, the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If a mortgage loan becomes 45 days delinquent and we do not reach a satisfactory arrangement with the borrower, our legal department will mail a notice of default to the borrower. If the delinquency is not cured within the time period provided for in the loan documents, we generally start a foreclosure action. The collection department maintains normal collection efforts during the cure periods following a notice of default and the initiation of foreclosure action. If a borrower declares bankruptcy, our in-house attorneys and paralegals promptly act to protect our interests. We may initiate legal action earlier than 45 days following a delinquency if we determine that the circumstances warrant such action.

   We employ a staff of experienced mortgage collectors and managers working in shifts seven days a week to manage delinquent loans. In addition, a staff of in-house attorneys and paralegals works closely with the collections staff to optimize collection efforts. The primary goal of our labor-intensive collections program is to emphasize delinquency and loss prevention.

   From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary financial setbacks that adversely affect their ability to continue payments on their loan. To assist borrowers, we may agree to enter into a deferment or forbearance arrangement. Prevailing economic conditions, which may affect the borrower's ability to make their regular payments, may also have an impact on the value of the real estate or other collateral securing the loans, resulting in a change to the loan-to-value ratios. We may take these conditions into account when we evaluate a borrower's request for assistance for relief from the borrower's financial hardship.

   Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure (or repossession of other collateral, as applicable) if reasonably possible. We review and regularly revise these policies and procedures in order to enhance their effectiveness in achieving these goals.

   In a deferment arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. Based on our review of the borrower's current financial circumstances, the borrower must repay the advances and other payments and fees we make on the borrower's behalf either at the termination of the loan or on a payment plan. Borrowers must provide a

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written explanation of their hardship, which generally requests relief from their delinquent loan payments. We review the borrower's current financial situation and based upon this review, we may create a payment plan for the borrower which allows the borrower to pay past due amounts over a period ranging from approximately 12 to 42 months, depending on the period for which deferment is requested, but not beyond the maturity date of the loan, in addition to making regular monthly loan payments. Each deferment arrangement must be approved by two of our managers. Deferment arrangements which defer two or more past due payments must also be approved by at least two senior vice presidents.

   Principal guidelines currently applicable to the deferment process include:
(i) the borrower may have up to six payments deferred during the life of the loan; (ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment arrangement. Any deferment arrangement which includes an exception to our guidelines must be approved by two senior vice presidents. If the deferment arrangement is approved, a collector contacts the borrower regarding the approval and the revised payment terms.

   For borrowers who are three or more payments delinquent, we will consider using a forbearance arrangement. In a forbearance arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. We assess the borrower's current financial situation and, based upon this assessment, we will create a payment plan for the borrower which allows the borrower to pay past due amounts over a longer period than a typical deferment arrangement, but not beyond the maturity date of the loan. We typically structure a forbearance arrangement to require the borrower to make payments of principal and interest equivalent to the original loan terms plus additional monthly payments, which in the aggregate represent the amount that we advanced on behalf of the borrower.

   Principal guidelines currently applicable to the forbearance process include the following: (i) the borrower must have first and/or second mortgages with us; (ii) the borrower's account was originated at least six months prior to the request for forbearance; (iii) the borrower's account must be at least three payments delinquent to qualify for a forbearance agreement; (iv) the borrower must submit a written request for forbearance containing an explanation for his or her previous delinquency and setting forth the reasons that the borrower now believes he or she is able to meet his or her loan obligations; and (v) the borrower must make a down payment of at least one month's past due payments of principal and interest in order to enter into a forbearance agreement, and the borrower who is six or more payments delinquent must make a down payment of at least two past due payments. No request for forbearance may be denied without review by our senior vice president of collections or his designee.

   We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of any of these arrangements also depends upon one or more of the following factors: our assessment of the individual borrower's current financial situation, reasons for the delinquency and our view of prevailing economic conditions. Because deferment and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We attempt to tailor the type and terms of the arrangement we use to the borrower's circumstances, and we prefer to use deferment over forbearance arrangements, if possible.

   As a result of these arrangements, we reset the contractual status of a loan in our managed portfolio from delinquent to current based upon the borrower's resumption of making their principal and interest loan payments. A loan remains current after a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement), and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will declare the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio

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Quality -- Deferment and Forbearance Arrangements" for information regarding the impact of these arrangements on our operations.

   Based on information learned by our in-house legal staff while participating in industry forums and conferences and statements made by outside attorneys to us in the course of their legal representation of us, we believe we are among a small number of non-conforming lenders that have an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. For example, if in the course of the collection of a loan or fee the servicing department or collections department becomes aware of problems with a loan, such as title issues, department personnel will immediately notify an in-house attorney who will review the file and immediately initiate any necessary corrective action, including referral to outside counsel if appropriate. Also as an example, every notice of default and bankruptcy proof of claim is signed by an in-house attorney. Frequently, when reviewing the file relevant to a particular notice of default or proof of claim, the reviewing attorney will become aware of inconsistencies or issues and immediately initiate any necessary corrective action, including referral to outside counsel if appropriate. This frequent day-to-day contact between our servicing and collections departments, our in-house legal staff and outside counsel, and the early involvement of an in-house attorney in emerging legal issues that this facilitates, enables our in-house attorneys to resolve issues before they become costly disputes and to negotiate alternatives to foreclosure for problem loans.

   Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. After acquisition, all costs incurred in maintaining the property are accounted for as expenses. When carried on our balance sheet, we record real estate owned at the lower of cost or estimated fair value.

   Most foreclosures are handled by outside counsel who are managed by our in-house legal staff to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel ensures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

   Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for another loan. Even parties who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of removal and remediation, whether or not the facility is owned or operated by the party who arranged for the disposal or treatment. See "Risk Factors -- Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could hinder our ability to operate profitably, limit the funds available to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock." The technical nature of some laws and regulations, such as the Truth in Lending Act, can also contribute to difficulties in foreclosing on real estate and other assets, as even immaterial errors can trigger foreclosure delays or other difficulties.

   As the servicer of securitized loans, we are obligated to advance funds for scheduled interest payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections of the related loan payments. See "--Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." We are also required to compensate investors (without a right to reimbursement) for interest shortfall resulting from loan prepayments up to the amount of our servicing fee. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in

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this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock."

   Beginning in the fourth quarter of fiscal 2002, we offered customer retention incentives to borrowers who were exploring loan refinancing opportunities for the purpose of lowering their monthly loan payments. In an attempt to retain the loans we were servicing for these borrowers, we offered the borrowers the opportunity to receive a monthly cash rebate equal to a percentage of their scheduled monthly loan payments for periods of six to twelve months. We do not initiate any outbound activity to identify borrowers who are interested in refinancing loans. Eligible borrowers for the cash rebate program are identified when they contact us inquiring about refinancing opportunities. When we were successful in retaining these loans, we reduced the level of loan prepayments in our managed portfolio of securitized loans. To initially qualify for this program, a borrower has to be current on their loan principal and interest payments. To be eligible for the cash rebate payment, a borrower must make his monthly loan payment on a timely basis (within 15 days of the payment due date) and has to remain on a current basis. The rebate amount is a percentage of the scheduled monthly loan payment, principal plus interest. The percentage of rebates on scheduled loan payments offered to participants ranged from 15% to 20%. Our policy is to forward a rebate payment to the borrower within six weeks of receiving the monthly loan payment from the borrower. At September 30, 2004, $374.8 million in principal amount outstanding on loans were participating in this program on which we expect to pay rebates of approximately $1.3 million.

SECURITIZATIONS

   We were unable to complete quarterly publicly underwritten securitizations during the fourth quarter of fiscal 2003, all of fiscal 2004 and the first quarter of fiscal 2005. We completed a privately-placed securitization in the second quarter of fiscal 2004. Our inability to complete a publicly underwritten securitization during the fourth quarter of fiscal 2003 was the result of our investment bankers' decision in late June 2003 not to underwrite the contemplated June 2003 securitization transaction. Management believes that a number of factors contributed to this decision, including a highly-publicized lawsuit finding liability of an underwriter in connection with the securitization of loans for another unaffiliated subprime lender, an inquiry by the Civil Division of the U.S. Attorney's Office in Philadelphia regarding our forbearance practices, an anonymous letter regarding us received by our investment bankers, the SEC's enforcement action against another unaffiliated subprime lender related to its loan restructuring practices and related disclosure, a federal regulatory agency investigation of practices by another subprime servicer and our investment bankers' prior experience with securitization transactions with non-affiliated originators.

   During the year ended June 30, 2004, we completed a securitization of $135.9 million of loans in the second quarter and sold $5.5 million of loans into an off-balance sheet mortgage conduit facility. During fiscal 2003, we securitized $112.0 million of business purpose loans and $1.3 billion of home equity loans. During fiscal 2002, we securitized $129.1 million of business purpose loans and $1.2 billion of home equity loans. The securitization of loans and sale into the mortgage conduit facility generated gains on sale of loans of $15.1 million during the year ended June 30, 2004, $171.0 million during fiscal 2003 and $185.6 million during fiscal 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for additional information regarding our securitizations.

   Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the sale of a pool of financial assets, in our case loans, to a trust in exchange for cash and a retained interest in the securitized loans which is called an interest-only strip. The trust issues multi-class securities which derive their cash flows from a pool of securitized loans. These securities, which are senior to our retained interest-only strips in the trust, are sold to public or private investors. We may also retain servicing on securitized loans. See "-- Loan Servicing and Administrative Procedures."

   Our securitizations involve a two-step transfer that qualifies for sale accounting under SFAS No. 140. First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the special purpose entity sells the loans to a qualified special purpose entity, which we refer to as the trust. The trust is a distinct legal entity, independent from us. By transferring title of the loans to the trust, we isolate those assets from

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our assets. We receive a true sale opinion from legal counsel for each securitization. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans we have sold. Cash from the sale of certificates to third party investors is returned to us in exchange for our loan receivables and we use this cash, in part, to repay any borrowings under warehouse and credit facilities. The off-balance sheet trusts' activities are restricted to holding title to the loan collateral, issuing certificates to investors and distributing loan payments to the investors and us in accordance with the relevant agreement.

   The securities issued by the trusts in a securitization are structured to receive principal and interest derived from the cash flows from the pool of mortgage loans sold to the trust. Generally, all principal payments from the pool of mortgages, including loan prepayments, are used to pay down the principal of the securities in the order in which the securities are structured, highest seniority paid first. The securities benefit from various forms of credit enhancement including overcollateralization, a surety bond and/or subordinate bond structures. The interest rate paid on each security is determined by the rate of return defined by the market based on the characteristics of that specific security, including seniority or order of payment. Subordinate investor securities receive a higher rate of interest for the higher risk associated with their investment and typically have a defined principal amortization, which maintains a specified ratio of subordinate securities to senior securities, having a lower principal payment priority than senior securities. Interest received by the trust on the pool of mortgages is used to pay the interest due on the securities and, during the build-up of overcollateralization, any excess interest is used to also pay down principal on the securities. Because of this acceleration of principal payments, the securities are paid off faster than if they received just the principal payments from the pool mortgage loans. The securities in a securitization may be issued in series that are paid-off according to the priority in the structure, with some having an expected average life as short as one year or less and other securities having expected average lives of more than five years.

   In twenty of the twenty-four public securitizations we sponsored from 1996 through 2003, we utilized financial guaranty insurance to enhance the credit rating of the securitization. Depending on the structure of the particular securitization, the trust created to purchase and hold the loans pooled for the particular securitization issued investment units in the trust either in the form of mortgage-backed bonds or mortgage pass-through certificates which are referred to in this document as certificates. Pursuant to the financial guaranty insurance utilized by us, the timely payment of interest and principal on the investment grade or "A" certificate in the particular securitization was guaranteed by the financial guaranty company issuing the insurance which is referred to in this document as a bond insurer. In consideration for providing this financial guaranty insurance, we entered into insurance and indemnification agreements with the bond insurer which contained various representations, warranties, and covenants, including financial covenants in some cases, and we agreed in the servicing agreement related to the particular securitization that upon the occurrence of a servicer default or servicer event of default, as defined in the servicing agreements, under the related servicing agreement or insurance agreement that the bond insurer would be entitled to exercise all the powers and authorities granted to certificate holders under the servicing agreement in such circumstances.

   As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. In most of our securitizations, surety bond fees are paid to an unrelated insurance entity to provide credit enhancement for the trust investors. Third party surety bond providers receive monthly fees, which are deducted from the excess interest cash flow from the trust and in return the surety bond provider guarantees the repayment of principal to the trust investors. The surety bond fee amount is specific to each applicable securitization and generally ranges from 0.19% to 0.45% annually on the applicable investor notes outstanding. The surety bond provider establishes their annual surety bond fee based on the levels of overcollateralization set for each securitization trust and their assessment of credit risk in each pool of securitized loans. These cash flows also include cash flows from overcollateralization. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.


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   We may be required either to repurchase or to substitute loans which do not conform to the representations and warranties we made in the agreements entered into when the loans are sold through a securitization. As of September 30, 2004, we have been required to substitute only one such loan from the securitization trusts for this reason.

   When borrowers are delinquent in making scheduled payments on loans included in a securitization trust, we are obligated to advance interest payments with respect to such delinquent loans if we deem that these advances will ultimately be recoverable. These advances can first be made out of funds available in the trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advances from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock."

   At times we elect to repurchase some delinquent loans from the securitization trusts, some of which may be in foreclosure. Repurchasing loans benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of residual or stepdown overcollateralization cash flows from our interest-only strips until the delinquencies or losses no longer exceed the triggers. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. The purchase price of a delinquent loan is at the loan's outstanding contractual balance plus accrued and unpaid interest and unreimbursed servicing advances, however, unpaid interest and unreimbursed servicing advances are returned to us by the trust. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management" for a description of the impact of these repurchases on our business.

   In the past, certain of our securitizations included a prefunding option where a portion of the cash received from investors is withheld until additional loans are transferred to the trust. The loans to be transferred to the trust to satisfy the prefund option must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans initially transferred to the trust. We had no prefund obligations at September 30, 2004.

WHOLE LOAN SALES

   Our determination to engage in whole loan sales depends upon a variety of factors, including market conditions in the securitization markets and the secondary loan markets, profitability and cash flow considerations. Due to our inability to complete a quarterly securitization during the fourth quarter of fiscal 2003, we adjusted our business strategy from a predominantly publicly underwritten securitization strategy to a strategy focused on a combination of whole loan sales and securitizations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Whole Loan Sales" for more detail.


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COMPETITION

   We have significant competition for home mortgage loans. We concentrate our marketing efforts for home mortgage loans on credit-impaired borrowers. Through Upland Mortgage and American Business Mortgage Services, Inc., we compete with banks, thrift institutions, mortgage bankers and other finance companies. Many large financial institutions have gradually expanded their sub-prime lending capabilities. Many of these companies have name recognition and greater access to capital at a cost lower than our cost of capital. Additionally, federally chartered banks and thrifts can preempt some of the state and local lending laws to which we are subject, thereby giving them a competitive advantage.

   Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the interest rates we can charge borrowers, thereby potentially lowering gain on future whole loan sales and securitizations.

   We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. See "-- Marketing Strategy" for information regarding the markets in which we compete. See "-- Business Strategy" for discussion of our emphasis on broadening our mortgage loan product line and offering competitive interest rates. See "Risk Factors -- Competition from other lenders could adversely affect our ability to attain profitable operations, may impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and could negatively impact the value of the Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock."

REGULATION

   GENERAL. Our business is regulated by federal, state and, in certain cases, local laws. All home mortgage loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, and their associated Regulations Z, X and B, respectively.

   TRUTH IN LENDING. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel certain transactions described in the act and imposes specific loan feature restrictions on some loans, including some of the same types of loans originated by us. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could, depending on the nature of the non-compliance, have the right to recover actual damages, statutory damages, penalties, rescind their loans and/or to demand, among other things, the return of finance charges and fees paid to us and third parties. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.

   EQUAL CREDIT OPPORTUNITY ACT, FAIR CREDIT REPORTING ACT AND OTHER LAWS. We are also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires lenders to advise applicants of the reasons for any credit denial. Equal Credit Opportunity Act violations can also result in fines, penalties and other remedies.

   In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in making such determinations. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit discriminatory practices in connection with our home equity and other lending businesses.


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   Pursuant to the Home Mortgage Disclosure Act and Regulation C, we are also required to report information on loan applicants and certain other borrowers to the Department of Housing and Urban Development, which is among numerous federal and state agencies which monitor compliance with fair lending laws.

   We are also subject to the Real Estate Settlement Procedures Act and Regulation X. This law and this regulation, which are administered by the Department of Housing and Urban Development, impose limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure and other requirements.

   We are subject to various other federal, state and local laws, rules and regulations governing the licensing of mortgage lenders and servicers. We must comply with procedures mandated for mortgage lenders and servicers, and must provide disclosures to consumer applicants and borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

   Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are conducting business. The rules and regulations of the various states impose licensing and other restrictions on lending activities, such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, disclosure obligations, payment feature restrictions and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and/or administrative enforcement actions. Our in-house compliance staff, which includes attorneys, and our outside counsel review and monitor the lending policies of our subsidiaries for compliance with the various federal and state laws.

   The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about such institution's privacy policies and practices. Second, this act imposes restrictions on a financial institution and gives consumers the right to prevent a financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. We have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

   In addition, on December 22, 2003, we entered into a joint agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania, which ended the inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the civil subpoena dated May 14, 2003. See "-- Legal Proceedings."

   The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted or amended. Some of these laws and regulations are rarely challenged in, or interpreted by, the courts. Infrequent interpretations, an insignificant number of interpretations and/or conflicting interpretations of these enacted or amended laws and regulations can make it difficult for us to always know what is permitted conduct under these laws and regulations. Any ambiguity or vagueness under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, which may hinder our ability to operate profitably, negatively impair our ability to repay our senior collateralized subordinated notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   PREDATORY LENDING REGULATIONS. State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory

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lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, HomeAmerican Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, in April 2002, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. We discontinued charging this particular fee in mid-February 2001. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in certain states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, which may hinder our ability to operate profitably, negatively impair our ability to repay our senior collateralized subordinated notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may enact legislation, we are currently evaluating the potential impact of these legislative initiatives, if adopted, on our lending practices and results of operations.

   State law sometimes restricts our ability to charge a prepayment fee for both home equity and business purpose loans. Prior to its preclusion, we used the Parity Act to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Legal and Regulatory Considerations" for a discussion of how the adoption by the Office of Thrift Supervision in July 2003 of a rule which precludes us from using the Parity Act to preempt state prepayment penalty and late fees laws may impact our new loan originations.

   SERVICEMEMBERS CIVIL RELIEF ACT. Under the Servicemembers Civil Relief Act (formerly known as the Soldiers' and Sailors' Civil Relief Act of 1940), referred to as the Relief Act in this document, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty:

     o are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service;

     o may be entitled to a stay of proceeding on any kind of foreclosure or repossession action in the case of defaults on obligations entered into prior to military service for the duration of military service; and

     o may have the maturity of obligations stayed and may have obligations adjusted in a manner to preserve the interests of all parties.

   If a borrower's obligation to repay amounts otherwise due on a mortgage loan included in a trust is relieved pursuant to the Relief Act, none of the trust, the servicer, the back-up servicer, the seller, the depositor, the originators or the trustee will be required to advance these amounts, and any resulting loss may

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reduce the amounts available to be paid to the holders of the certificates.
Any shortfalls in interest collections on mortgage loans included in the trust resulting from application of the Relief Act will be allocated to the certificates in reduction of the amounts payable to such certificates on the related distribution date.

   As a result of the current military actions in Iraq and Afghanistan, President Bush authorized the placement of tens of thousands of military reservists and members of the National Guard on active duty status. To the extent that any such person is a borrower under a loan, the interest rate limitations and other provisions of the Relief Act would apply to the loan during the period of active duty. The number of reservists and members of the National Guard placed on active duty status in the near future may increase. In addition, other borrowers who enter military service after the origination of their loans (including borrowers who are members of the National Guard at the time of the origination of their loans and are later called to active duty) would be covered by the terms of the Relief Act. See "Risk Factors -- If many of our borrowers become subject to the Servicemembers Civil Relief Act, our cash flows and interest income may be adversely affected which would negatively impair our ability to repay our outstanding debt, including the senior collateralized subordinated notes to be issued in this exchange offer, and would negatively impact the value of the Series A preferred stock and common stock issued upon conversion of the Series A preferred stock."

   We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

   If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

EMPLOYEES

   At September 30, 2004, we employed 1,042 people on a full-time basis and 11 employees on a part-time basis. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

PROPERTIES

   Except for real estate acquired in foreclosure in the normal course of our business, we do not presently hold title to any real estate for operating purposes. The interests which we presently hold in real estate are in the form of mortgages against parcels of real estate owned by our borrowers or their affiliates and real estate acquired through foreclosure.

   We presently lease office space for our corporate headquarters in Philadelphia, Pennsylvania. The current lease term for the Philadelphia facility expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants provided us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

   The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million. The letter of credit is currently issued by JPMorgan Chase Bank.

   We continue to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately
$0.7 million. We performed loan servicing and collection activities at this office, but these activities were relocated to our Philadelphia office on July 12, 2004. The expenses and cash outlay related to the relocation were not material to our operations.


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   We also lease the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million.

   In connection with the acquisition of the California mortgage broker operation in December 2003, we assumed the obligations under a lease for approximately 3,700 square feet of space in West Hills, California. The remaining term of the lease is 2 years, expiring September 30, 2006 at an annual rental of approximately $0.1 million.

   In connection with the opening of the Irvine, California mortgage broker operation, we entered into a sublease on March 4, 2004 for approximately 6,400 square feet of space. The term of the sublease is 1 2/3 years and expires November 30, 2005. The terms of the sublease require average minimum annual rental payments of $0.1 million.

   In connection with the opening of the Maryland mortgage broker operation, we entered into a sublease on March 15, 2004 for approximately 10,300 square feet of space in Edgewater, Maryland. The term of the sublease is 3 years and expires March 15, 2007. The terms of the sublease require increased payments annually for the term of the lease with average minimum annual rental payments of $0.2 million.

   In connection with the acquisition of the Texas broker operation, we entered into a sublease on June 11, 2004 for approximately 6,000 square feet of space in Austin, Texas. The term of the sublease is 10 1/2 months, expiring April
28, 2005 at an annual rental of approximately $0.1 million.

LEGAL PROCEEDINGS

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement were finalized and the action was dismissed on September 23, 2003. The matter did not have a material effect on our consolidated financial position or results of operations.

   On May 20, 2004, the purported consumer class action lawsuit captioned Moore
v. American Business Financial Services, Inc. et al, No. 003237 was filed against us, our lending subsidiaries and an unrelated party in the Philadelphia Court of Common Pleas. The lawsuit was brought on behalf of residential mortgage consumers and challenges the validity of our deed in lieu of foreclosure and force-placed insurance practices as well as certain mortgage service fees charged by us. This lawsuit relates, in part, to the same subject matter as the U.S. Attorney's inquiry concluded in December 2003 with no findings of wrongdoing as discussed below. The lawsuit seeks actual and treble damages, statutory damages, punitive damages, costs and expenses of the litigation and injunctive relief. Procedurally, this lawsuit is in a very preliminary stage. We believe the complaint contains fundamental factual inaccuracies and that we have numerous defenses to these allegations. We intend to vigorously defend this lawsuit. Due to the inherent uncertainties in litigation and because the ultimate resolution of this proceeding is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations.

   In addition, our lending subsidiaries, including HomeAmerican Credit, Inc., which does business as Upland Mortgage, and American Business Mortgage Services, Inc., are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities. For example, in July 2004, we received a document request in the form of an administrative subpoena from the New Jersey Attorney General's Office, acting as counsel for the Office of Consumer Protection, in connection with American Business Mortgage Services, Inc.

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It seeks the loan files of two borrowers and includes a broader request for a list of loans solicited or closed by a former loan officer from January 1, 1999 to the present. The loan officer's employment was terminated in 2001. While it would appear that the request does not raise material issues, since this matter is in the preliminary stages, communications from the Attorney General's Office have not been sufficient to confirm the extent of their interest. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on our consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from our estimates.

   Additionally, court decisions in litigation to which we are not a party may also affect our lending activities and could subject us to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -
01T3), dated April 24, 2003, to which we are not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior Court of New Jersey and held that the Parity Act had preempted the New Jersey Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, the plaintiff has petitioned the United States Supreme Court for certiorari in this matter.

   We expect that, as a result of the publicity surrounding predatory lending practices, we may be subject to other class action suits in the future. In addition, from time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.

   We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. The subpoena requested that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003, including: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including, but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which we sold or transferred mortgage loans, any instance in which we did not service or act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ends this inquiry. We do not believe that the Joint Agreement with the U.S. Attorney's Office has had a significant impact on our operations.

   In response to the inquiry and as part of the Joint Agreement, we adopted a revised forbearance policy, which became effective on November 19, 2003. Under this policy, we no longer require a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement with us where the real estate securing the loan is the borrower's primary residence. Under the Joint Agreement, we also agreed to return to existing borrowers any executed but unrecorded deeds in lieu of foreclosure obtained under our former forbearance policy.

   We also agreed to contribute a total of $80 thousand to a U.S. Department of Housing and Urban Development (HUD) approved housing counseling organization providing housing counseling in states in which we originate mortgage loans, of which $40 thousand was contributed with the balance being due in 2005.
Under our revised forbearance policy, eligible borrowers are sent a letter, along with our standard form forbearance agreement encouraging them to: read the forbearance agreement; seek the advice of an attorney or other advisor prior to signing the forbearance agreement; and contact our consumer advocate by calling a

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toll-free number with questions. The Joint Agreement requires that for 18 months following its execution, we will notify the U.S. Attorney's Office of any material changes we propose to make to our forbearance policy and form of forbearance agreement (or cover letter) and that no changes to these documents shall be effective until at least 30 days after this notification. The U.S. Attorney reserves the right to reinstitute its inquiry if we do not comply with our revised forbearance policy, fail to provide the 30 days' notice described above, or disregard the concerns of the U.S. Attorney's Office after providing such notice. The Joint Agreement also requires that we provide the U.S. Attorney with two independently prepared reports confirming our compliance with our revised forbearance policy (including the standard form of forbearance agreement and cover letter) and internal company training for collections department employees described below. These reports are to be submitted to the U.S. Attorney's Office at 9 and 18 months after the execution of the Joint Agreement. KPMG LLP, which we engaged to perform an independent compliance audit required at the end of the 9-month period, determined that we had complied with our policy requirements entered into as a result of the Joint Agreement with the U.S. Attorney's Office.

   We also agreed to implement a formal training session regarding our revised forbearance policy for all of our collections department employees, at which such employees are directed to inform borrowers that they can obtain assistance from housing and credit counseling organizations and how to find such organizations in their area. We agreed to monitor compliance with our forbearance policy and take appropriate disciplinary action against those employees who do not comply with this policy.

   In January and February of 2004, four class action lawsuits were filed against us and certain of our officers and directors. Lead plaintiffs and counsel were appointed on June 3, 2004. A consolidated amended class action complaint that supersedes these four complaints was filed on August 19, 2004 in the United States District Court for the Eastern District of Pennsylvania. The consolidated class action case is American Business Financial Services, Inc. Securities Litigation, Civil Action No. 04-0265.

   The consolidated amended class action complaint brings claims on behalf of a class of all purchasers of our common stock for a proposed class period of January 27, 2000 through June 26, 2003. The consolidated complaint names us, our director and Chief Executive Officer, Anthony Santilli, our Chief
Financial Officer, Albert Mandia, and former director, Richard Kaufman, as defendants and alleges that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. The consolidated complaint alleges that, during the applicable class period, our forbearance and deferment practices enabled us to, among other things, lower our delinquency rates to facilitate the securitization of our loans which purportedly allowed us to collect interest income from our securitized loans and inflate our financial results and market price of our common stock. The consolidated amended class action complaint seeks unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief. We filed a motion to dismiss this class action on October 21, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer v. Santilli, Kaufman, Mandia, Becker, DeLuca and Sussman, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to us, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of the motion to dismiss the consolidated amended complaint filed in the putative consolidated securities class action.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. See "Risk Factors -- We are subject to private litigation,

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including lawsuits resulting from the alleged "predatory" lending practices, as well as securities class action and derivative lawsuits, the impact of which on our financial position is uncertain. The inherent uncertainty related to litigation of this type and the preliminary stage of these suits makes it difficult to predict the ultimate outcome or potential liability that we may incur as a result of these matters."


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                                   MANAGEMENT


GENERAL

   All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

   The following table sets forth information regarding our Board of Directors and executive officers:

                  NAME                        AGE(1)                                       POSITION
                  ----                        ------                                       --------
Anthony J. Santilli....................         62          Chairman, President, Chief Executive Officer,
                                                            Chief Operating Officer and Director
Leonard Becker.........................         81          Director
Michael R. DeLuca......................         73          Director
Jerome Miller..........................         71          Director
Warren E. Palitz.......................         60          Director
Joseph F. Pignotti.....................         57          Director
Harold E. Sussman......................         79          Director
Jeffrey M. Ruben.......................         41          Executive Vice President
Albert W. Mandia.......................         57          Executive Vice President and Chief Financial Officer
Milton Riseman.........................         68          Chairman of the Consumer Mortgage Group
Stephen M. Giroux......................         56          Executive Vice President, General Counsel and Secretary
Barry P. Epstein.......................         65          Managing Director of the National Wholesale Residential Mortgage
                                                            Division
Beverly Santilli.......................         45          President of American Business Credit, Inc. and
                                                            Executive Vice President of HomeAmerican Credit, Inc.

---------------
(1) As of November 1, 2004.

DIRECTORS

   Our certificate of incorporation currently provides that the Board of Directors will consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board of Directors. The Board of Directors has set the current number of directors at seven. Our certificate of incorporation provides that the Board of Directors will be divided into three classes which have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are elected for a term of three years or until their successors are elected and qualified. Our certificate of incorporation does not permit stockholders to cumulate their votes for the election of directors.

   The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

   ANTHONY J. SANTILLI is our Chairman, President, Chief Executive Officer and Chief Operating Officer. He has held these positions since early 1993 when we became the parent company of American Bu5siness Credit, Inc. He has been an executive officer of American Business Credit, Inc. since June 1988 and of each of the other subsidiaries since their formation. Prior to the founding of American Business Credit, Inc. in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society, a savings association, referred to as PSFS in this document. As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/ Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987. Mr. Santilli is the husband of Beverly Santilli.

   LEONARD BECKER is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr.

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
Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp. and was a founding director in each of these corporations. Mr. Becker is also a director of Universal Display Corporation.

   MICHAEL R. DELUCA is Chairman of the Board of Lux Products Corporation, a manufacturer and merchandiser of thermostats and timers, a position he has held since 2003. Mr. DeLuca has been a director of Lux Products Corporation since 1991 and served as Chief Executive Officer from 1991 to 2003. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Mr. DeLuca formerly served as a director of BWC-West, Inc. and Bradford-White International.

   JEROME H. MILLER, D.O. is currently the medical director of GE Financial Assurance Co., which provides claim review services for insurance companies affiliated with General Electric Co. Dr. Miller has held this position since August of 2001. From February 1986 through July 2000, Dr. Miller was a physician in the Frankford Health System, a family medical practice. Prior to that time, Dr. Miller was a private practitioner.

   WARREN E. PALITZ is currently a Vice President and registered representative with Greentree Brokerage Services, Inc., a securities brokerage firm. From
July 2001 until July 2003, Mr. Palitz was a private investor. From 1994 until 2001, Mr. Palitz was an independent investment advisor who provided investment advisory services on a transactional basis to S.W. Ryan & Co., a registered securities broker-dealer. Mr. Palitz currently serves on the Advisory Board of the Rittenhouse Trust Company and is a member of the Board of Directors and Compensation Committee of BFS Entertainment & Multimedia Limited, a publicly traded company listed on the Toronto Stock Exchange.

   JOSEPH F. PIGNOTTI has been employed since 1996 as Executive Vice President of Friendly Finance Corporation, an auto finance company, and since 2003 he has been serving as a corporate consultant for the First Mutual Corporation, a mortgage banking company. From 1997 to 2002, Mr. Pignotti served as a corporate consultant to Wells Fargo Financial Preferred Capital, Inc., a subsidiary of Wells Fargo & Company specializing in secured commercial loans to the finance company industry. In addition, from 1982 to 1996, Mr. Pignotti was Executive Vice President of BankAmerica Business Credit, Inc. (formerly Security Pacific Business Credit, Inc.), and from 1964 to 1982, he worked as Vice President of First Pennsylvania Bank, N.A.

   HAROLD E. SUSSMAN is currently retired. From 1972 until December 31, 2002, Mr. Sussman was a partner in the real estate firm of Lanard Axilbund, Inc., a major commercial and industrial real estate brokerage and management firm in the Delaware Valley, Pennsylvania, and Fort Lauderdale and Miami, Florida.

EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS

   BARRY P. EPSTEIN is our Managing Director of the National Wholesale Residential Mortgage Division, a position he has held since December 2003. Mr. Epstein is responsible for the sales, marketing and day-to-day management of our broker origination channel. From October 2003 to December 2003, Mr. Epstein was Chief Operating Officer of Rekaren, Incorporated, a mortgage loan broker. Mr. Epstein was Managing Director and a director of Approved FSB, a federally chartered savings bank, from 2000 to 2002. From 1998 through 2000, he was a consultant with Lincolnshire Management, Inc., an equity fund manager. Mr. Epstein was Senior Vice President of Ocwen Financial Services, a subsidiary of Ocwen Federal Bank of West Palm Beach, Florida, from 1996 to 1998.

   STEPHEN M. GIROUX is our Executive Vice President, General Counsel and Secretary. Mr. Giroux is also an Executive Vice President and the General Counsel and Secretary of all of our subsidiaries. Mr. Giroux was promoted to Executive Vice President and Secretary in November 2003. Mr. Giroux was our Senior Vice President and General Counsel from April 2001 to November 2003. Mr. Giroux joined us in September 1999 as Senior Vice President and Deputy General Counsel. Prior to such time, he was a partner with the law firm of Weir & Partners, LLC, Philadelphia, Pennsylvania from 1998 to 1999. From 1977 to 1998, Mr. Giroux was Senior Vice President and Lead Counsel for Corestates Financial Corp., Philadelphia, Pennsylvania.

   ALBERT W. MANDIA is our Executive Vice President and Chief Financial Officer, positions he has held since June 1998 and October 1998, respectively. Mr. Mandia is responsible for all financial, treasury, information systems, facilities and investor relations functions. Mr. Mandia also is an Executive Vice President and Chief Financial Officer of all of our subsidiaries. From 1974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

   MILTON RISEMAN is our Chairman of our Consumer Mortgage Group. Mr. Riseman has held that position from the time he joined us in June 1999. Mr. Riseman resigned and served as our consultant from July 2, 2003 until November 24, 2003. On November 24, 2003, Mr. Riseman rejoined us as Chairman of our Consumer Mortgage Group. As Chairman of the Consumer Mortgage Group, Mr. Riseman is responsible for the sales, marketing and day-to-day management of Upland Mortgage's retail operation and he held supervisory responsibility for the Bank Alliance Services program. From February 1994 until October 1998, Mr. Riseman served as President of Advanta Mortgage. Mr. Riseman joined Advanta in 1992 as Senior Vice President, Administration. From 1965 until 1992, Mr. Riseman served in various capacities at Citicorp, including serving as President of Citicorp Acceptance Corp. from 1986 to 1992.

   JEFFREY M. RUBEN is our Executive Vice President, a position he has held since September 1998. Mr. Ruben was our general counsel from April 1992 to April 2001. He is also Executive Vice President of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan servicing and collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Vice President from April 1992 to 1995 and Senior Vice President from 1995 to 1998. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.

   BEVERLY SANTILLI was our First Executive Vice President from September 1998 through May 2004. Prior to September 1998, Mrs. Santilli held a variety of positions with us, including Executive Vice President, Vice President and Secretary. Mrs. Santilli is also the President of American Business Credit, Inc. and an Executive Vice President of HomeAmerican Credit, Inc., a position she was appointed to on June 1, 2004. Mrs. Santilli is responsible for our human resources and those of our subsidiaries. Prior to joining American Business Credit, Inc. and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli.

                             PRINCIPAL STOCKHOLDERS


   The following table sets forth certain information regarding the beneficial ownership of our common stock and the Series A preferred stock as of November 1, 2004 (except as described below in footnotes 1 and 2) by each person known to be the beneficial owner of five percent or more of our common stock, by each of our directors and executive officers whose total annual salary and bonus exceeded $100,000 during fiscal 2004, and by all directors and executive officers as a group. As of November 1, 2004, 3,598,342 shares of our common stock were outstanding and 109,435,580 shares of our Series A preferred stock were outstanding. Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The business address of our executive officers and directors is our address.


                                                                                                             AMOUNT AND
                                                                                                             NATURE OF
                            NAME, POSITION AND ADDRESS                                                       BENEFICIAL     PERCENT
                                 OF BENEFICIAL OWNER                                    TITLE OF CLASS      OWNERSHIP(1)   OF CLASS
----------------------------------------------------------------------------------    ------------------    ------------   --------
Dimensional Fund Advisors Inc.
  1299 Ocean Avenue -- 11th Floor
  Santa Monica, CA 90401..........................................................    Common Stock             179,985(2)     5.0%
Anthony J. Santilli, Chairman, President, Chief Executive Officer, Chief Operating
  Officer and Director, and
  Beverly Santilli, President of American Business Credit, Inc. and Executive Vice
  President of HomeAmerican Credit, Inc...........................................    Common Stock           1,217,018(3)(4) 33.0%
Michael R. DeLuca, Director.......................................................    Common Stock             240,827(5)     6.6%
Harold E. Sussman, Director.......................................................    Common Stock             119,311(6)     3.3%
Leonard Becker, Director..........................................................    Common Stock             126,838(7)     3.5%
Jerome Miller, Director...........................................................    Common Stock              34,285(8)       *
                                                                                      Series A Preferred
                                                                                      Stock                     30,164(15)      *
Warren E. Palitz, Director........................................................    Common Stock              13,750(9)       *
Joseph F. Pignotti, Director......................................................    Common Stock                  --          *
Jeffrey M. Ruben
Executive Vice President..........................................................    Common Stock              82,102(10)    2.3%
Albert W. Mandia
Executive Vice President and Chief Financial Officer..............................    Common Stock              64,162(11)    1.8%
Milton Riseman
Chairman of the Consumer Mortgage Group...........................................    Common Stock              58,968(12)    1.6%
Barry P. Epstein
Managing Director of the National Wholesale
  Residential Mortgage Division...................................................    Common Stock             220,000(13)    6.1%
Stephen M. Giroux
Executive Vice President, General Counsel and Secretary...........................    Common Stock               7,097(14)      *
All executive officers and directors as a group (13 persons)......................    Common Stock           2,184,358(16)   54.7%
                                                                                      Series A Preferred
                                                                                      Stock                     30,164(15)      *

---------------
*   Less than 1%.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of the date of this table. Beneficial ownership may be disclaimed as to certain of the securities. The share numbers in the table may, as indicated in the appropriate footnotes, include shares held in the 401(k) Plan. The number of shares held in the 401(k) Plan is based on the value of the units held as of the last 401(k) Plan statement dated June 30, 2004 divided by the closing price of our common stock as reported on the NASDAQ National Market System for June 30, 2004.
(2) Reflects the information provided by Dimensional Fund Advisors Inc. as of May 31, 2004. In an Amendment to Schedule 13G filed on February 6, 2004, Dimensional Fund Advisors Inc., as investment advisor to four investment companies and as investment manager to other commingled group trusts and separate accounts, reported sole voting and dispositive power over 156,901 shares of common stock. In this Amendment to Schedule 13G, Dimensional Fund Advisors Inc. disclaimed beneficial ownership with respect to these shares of common stock.
(3) Includes 1,102,251 shares of common stock held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship, 3,172 shares of common stock held through the 401(k) Plan and 18,639 shares held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.
(4) Includes options to purchase 51,740 shares of common stock awarded to Mr. Santilli pursuant to our stock option plans, all of which are exercisable within 60 days of the date of this table. Includes options to purchase 41,216 shares of common stock awarded to Mrs. Santilli pursuant to our stock option plans, all of which are exercisable within 60 days of the date of this table.
(5) Includes 189,087 shares of common stock held by the DeLuca Family Partnership, L.P. over which Mr. DeLuca holds voting and/or dispositive power and options to purchase 51,740 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.
(6) Includes 4,714 shares of common stock held directly by Mr. Sussman, 11,006 shares of common stock held by Mr. and Mrs. Sussman as joint tenants with right of survivorship, 51,851 shares of common stock held by Mr. Sussman's spouse and options to purchase 51,740 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.
(7) Includes 15,941 shares of common stock held directly, 90,600 shares of common stock held jointly by Mr. and Mrs. Becker and options to purchase 20,297 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.
(8) Includes 22,185 shares of common stock held directly and options to purchase 12,100 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.
(9)  All shares held directly.
(10) Includes 14,922 shares of common stock held directly, 9,992 shares of common stock held through the 401(k) Plan, and options to purchase 57,188 shares of common stock awarded to Mr. Ruben pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. Excludes options to purchase 10,648 shares of common stock, which are not exercisable within 60 days of the date of this table.
(11) Includes 9,983 shares of common stock held directly, 1,853 shares of common stock held through the 401(k) Plan, and options to purchase 52,326 shares of our common stock awarded to Mr. Mandia pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. Excludes options to purchase 10,488 shares of our common stock, which are not exercisable within 60 days of the date of this table.
(12) Includes 3,968 shares of common stock held directly and options to purchase 55,000 shares of common stock issued to Mr. Riseman pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

(13) Represents restricted shares of common stock awarded to Mr. Epstein as an inducement to his employment with us and includes 110,000 shares of common stock which are subject to the risk of forfeiture until specified performance based criteria are satisfied.
(14) Includes 1,338 shares of common stock held directly, 1,222 shares of common stock held through our 401(k) Plan, and options to purchase 4,537 shares of common stock awarded to Mr. Giroux pursuant to our stock option plans which are exercisable within 60 days of the date of this table. Excludes options to purchase 1,815 shares of common stock which are not exercisable within 60 days of the date of this table.
(15) Excludes common stock issuable upon the conversion of the Series A preferred stock because the Series A preferred stock is not convertible within 60 days of the date of this table.
(16) Includes options to purchase 397,884 shares of common stock awarded to our directors and executive officers pursuant to our stock option plans which are exercisable within 60 days of the date of this table. Excludes options to purchase 22,951 shares of common stock awarded to our directors and executive officers pursuant to our stock option plans which are not exercisable within 60 days of the date of this table.


             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


   Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997. The following table sets forth the high and low sales prices of our common stock for the periods indicated.


                                                                 HIGH       LOW
                                                                -------   ------
QUARTER ENDED
-------------
September 30, 2002 .........................................    $ 14.42   $ 5.78
December 31, 2002 ..........................................      11.52     8.81
March 31, 2003 .............................................      13.56     9.14
June 30, 2003 ..............................................      11.55     5.77
September 30, 2003 .........................................       7.25     4.00
December 31, 2003 ..........................................       6.62     2.83
March 31, 2004 .............................................       4.09     2.73
June 30, 2004 ..............................................       5.60     2.97
September 30, 2004 .........................................       5.75     3.54
December 31, 2004 (through November 24, 2004) ..............       4.14     3.01


   On November 24, 2004, the closing price of the common stock on the NASDAQ National Market System was $3.37.

   On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equals at least $5.0 million. Under NASDAQ Marketplace Rules, we had 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement for 10 consecutive trading days and we withdrew our application to list our common stock on the American Stock Exchange, referred to as AMEX in this document, which application we filed with AMEX upon our receipt of the letter from the NASDAQ Stock Market described above. On June 24, 2004, we received a letter from the staff of the NASDAQ Stock Market confirming that we had regained compliance with the NASDAQ continued listing requirement related to the market value of our publicly held shares and were not subject to delisting. There can be no assurance that we will be in compliance with the $10.0 million stockholders' equity requirement on December 31, 2004. We expect that this exchange offer will enable us to maintain compliance with this listing requirement. Our ability to engage in future exchange offers of this type may be limited by the availability of collateral to secure the senior collateralized subordinated notes to be issued in future exchange offers. Further, there can be no assurance that we will continue to be in compliance with the NASDAQ listing requirements in future periods. If we are unable to maintain our listing on the NASDAQ National Market System, the value of our capital stock and our ability to continue to sell subordinated debentures would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell subordinated debentures in certain states, which would have a material adverse effect on our liquidity and our ability to repay maturing debt when due.

   As of October 5, 2004, there were 1,131 record holders and approximately 1,470 beneficial holders of our common stock. As of October 25, 2004, 3,598,342 shares of common stock were outstanding.

   On May 13, 2004, our Board of Directors declared a 10% common stock dividend, which was paid on June 8, 2004 to common stockholders of record as of May 25, 2004. Stock price and related information contained in this document have been adjusted to reflect this stock dividend.

   During the first quarter of fiscal 2004, we suspended paying quarterly cash dividends on our common stock. During the fiscal year ended June 30, 2003, we paid dividends of $0.291 per share on our common stock for an aggregate dividend payment of $0.9 million.

   On August 21, 2002, our Board of Directors declared a 10% stock dividend on our common stock which was paid on September 13, 2002 to stockholders of record as of September 3, 2002. All cash dividends on our common stock reported above have been adjusted to reflect all stock dividends.

   The payment of dividends on our common stock in the future is at the sole discretion of our Board of Directors and will depend upon, among other things, our earnings, capital requirements and financial condition, as well as other relevant factors.

   During the quarter ended September 30, 2004 and fiscal 2004, we declared the following dividends on our Series A preferred stock (in thousands, except per share):


                                                           PREFERRED     TOTAL
                                                           DIVIDEND    PREFERRED
                                                           PER SHARE   DIVIDENDS
                                                           ---------   ---------
FOR THE MONTH ENDED
-------------------
January 31, 2004 ......................................    $0.008334     $  323
February 29, 2004 .....................................     0.008334        514
March 31, 2004 ........................................     0.008334        515
April 30, 2004 ........................................     0.008334        515
May 31, 2004 ..........................................     0.008334        515
June 30, 2004 .........................................     0.008334        515
July 31, 2004 .........................................     0.008334        781
August 31, 2004 .......................................     0.008334        912
September 30, 2004 ....................................     0.008334        912
                                                                         ------
                                                                         $5,502
                                                                         ======

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in-capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent. To the extent we pay dividends and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends. In addition, pursuant to the terms of the Series A preferred stock, no dividends may be paid on shares of Series A preferred stock or set apart for payment by us if the terms of any of our agreements prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted by agreement or law, would be unlawful, or would cause us to become insolvent as contemplated by the Delaware law.

   On February 11, 2003, our Board of Directors issued 2,000 shares (2,200 shares after the effect of subsequent stock dividends) of common stock to each of Warren E. Palitz, a current director, and Jeffrey S. Steinberg, a former director, in consideration for their board service. This issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, referred to as the Securities Act, based upon a determination that the investors were sophisticated, had access to, and were provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.

   As of December 24, 2003, we issued a convertible non-negotiable promissory note; referred to as the note in this document, in the principal amount of $475,000 to Rekaren, Incorporated, a California corporation referred to as Rekaren, as partial consideration for the purchase of certain assets of Rekaren. At any time on or after December 24, 2004 and before January 31, 2005, the outstanding principal balance of, and accrued interest under, the note is convertible, at the holder's option, into the number of shares of our common stock determined by dividing the aggregate principal amount of the note by the conversion price of $5.00 per share (the conversion price is subject to adjustments in case of a stock split, combination, reclassification or other similar event effected by us with respect to the common stock). We issued the note in reliance on the exemption from registration under Section 4(2) of the Securities Act based upon a determination that the investor was sophisticated, had access to, and was provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.

   As of December 24, 2003, we issued 200,000 shares (220,000 after the effect of subsequent stock dividends) of common stock to Barry P. Epstein, the newly hired experienced industry professional to head the National Wholesale Residential Mortgage Division, as an inducement material to his employment with us pursuant to the employment agreement and restricted stock agreement by and between us and Mr. Epstein, dated December 24, 2003. We issued the foregoing shares in reliance on the exemption from registration under Section 4(2) of the Securities Act based upon a determination that the security was issued to a sophisticated investor who had access to, and was provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.

   As of August 23, 2004, in connection with the prior exchange offers, we issued $99.2 million in the aggregate principal amount of senior collateralized subordinated notes and 109.4 million shares of Series A preferred stock in exchange for $208.6 million in the aggregate principal amount of subordinated debentures. We issued the foregoing senior collateralized subordinated notes and shares of the Series A preferred stock in reliance on the exemption from the registration under Section 3(a)(9) of the Securities Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of the terms of the conversion of the Series A preferred stock into our common stock.

   We believe that the prior exchange offers met all of the requirements of the exemption provided by Section 3(a)(9) of the Securities Act because (i) we were the issuer of both (a) the senior collateralized subordinated notes and the Series A preferred stock issued in the prior exchange offers and (b) the subordinated debentures exchanged; (ii) the prior exchange offers involved an exchange exclusively with our existing security holders and did not involve any new consideration being paid by security holders; and (iii) we did not pay, and do not intend to pay, any compensation for soliciting holders of subordinated debentures to participate in the prior exchange offers.

   As of June 11, 2004, we issued a convertible non-negotiable promissory note, referred to as the ESI note in this document, in the principal amount of $650,000 to ESI Mortgage, LP, a Texas limited partnership referred to as ESI, as partial consideration for the purchase of certain assets of ESI. At any principal payment date (based on an installment schedule), the principal balance due under the ESI note is convertible, at the holder's option, into the number of shares of our common stock determined by dividing the aggregate principal amount then due under the ESI note by the closing sales price per share of our common stock on the immediately preceding principal due date, except for the principal amount due on December 31, 2004, which is based on the closing sales price per share of our common stock on June 11, 2004. However, the ESI note may not be converted by the holder as of the December
31, 2004 principal payment date if such conversion would negatively impact the securities law exemptions available with respect to our unregistered securities offerings occurring during the period from June 11, 2004 through the first principal payment date, in which case the principal amount which would have been convertible as of such date will be convertible on March 31, 2005, at the same exchange ratio that would have applied to a December 31, 2004 conversion. We issued the ESI note in reliance on the exemption from registration under Section 4(2) of the Securities Act based upon a determination that the investor was sophisticated, had access to, and was provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.


                              PLAN OF DISTRIBUTION

   We will not receive any cash proceeds in connection with this exchange offer.

   We will distribute the senior collateralized subordinated notes and/or the shares of Series A preferred stock in the manner described in "This Exchange Offer" above.

                                     EXPERTS

   The financial statements included and incorporated by reference in this offer to exchange have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this offer to exchange, and are included and incorporated in this offer to exchange in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            PAGE
                                                                            ----
Unaudited Quarterly Financial Information:
Consolidated Balance Sheets as of September 30, 2004 and June 30, 2004 ..    F-2
Consolidated Statements of Operations for the three months ended
  September 30, 2004 and 2003............................................    F-4
Consolidated Statements of Stockholders' Equity for the three months
  ended September 30, 2004...............................................    F-5
Consolidated Statements of Cash Flow for the three months ended
  September 30, 2004 and 2003............................................    F-6
Notes to Unaudited Consolidated Financial Statements ....................    F-8

Audited Annual Financial Information:
Report of Independent Registered Public Accountants .....................   F-54
Consolidated Balance Sheets as of June 30, 2004 and 2003 ................   F-55
Consolidated Statements of Operations for the years ended June 30, 2004,
  2003, 2002.............................................................   F-57
Consolidated Statements of Stockholders' Equity for the years ended June
  30, 2004, 2003, 2002...................................................   F-58
Consolidated Statements of Cash Flow for the years ended June 30, 2004,
  2003, 2002.............................................................   F-60
Notes to Consolidated Financial Statements ..............................   F-62

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                         (dollar amounts in thousands)


                                                      SEPTEMBER 30,    JUNE 30,
                                                           2004           2004
                                                      -------------   ----------
                                                        (UNAUDITED)     (NOTE)
ASSETS
Cash and cash equivalents ........................     $   19,673     $      910
Restricted cash ..................................         10,419         13,307
Loan and lease receivables:
 Loans available for sale ........................        336,511        304,275
 Non-accrual loans (net of allowance for credit
   losses of $35 at
   September 30, 2004 and $121 at June 30, 2004)            3,314          1,993
Interest and fees receivable .....................         15,304         18,089
Deferment and forbearance advances receivable ....          5,839          6,249
Loans subject to repurchase rights ...............         40,736         38,984
Interest-only strips (includes the fair value of
  overcollateralization related cash flows of
  $202,215 and $216,926 at September 30, 2004 and
  June 30, 2004)..................................        448,812        459,086
Servicing rights .................................         66,712         73,738
Deferred income tax asset ........................         66,201         59,133
Property and equipment, net ......................         25,182         26,047
Prepaid expenses .................................         16,740         13,511
Other assets .....................................         27,953         27,548
                                                       ----------     ----------
TOTAL ASSETS .....................................     $1,083,396     $1,042,870
                                                       ==========     ==========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                         (dollar amounts in thousands)


                                                      SEPTEMBER 30,    JUNE 30,
                                                           2004           2004
                                                      -------------   ----------
LIABILITIES
Subordinated debentures ..........................     $  490,026     $  522,609
Senior collateralized subordinated notes .........         97,454         83,639
Warehouse lines and other notes payable ..........        281,472        241,200
Accrued interest payable .........................         38,324         37,675
Accounts payable and accrued expenses ............         35,819         28,096
Liability for loans subject to repurchase rights .         47,925         45,864
Deferred income tax liability ....................             --             --
Other liabilities ................................         80,517         71,872
                                                       ----------     ----------
Total liabilities ................................      1,071,537      1,030,955
                                                       ==========     ==========
STOCKHOLDERS' EQUITY
Preferred stock, par value $.001, liquidation
  preference of $1.00 per share plus accrued and
  unpaid dividends to the date of liquidation,
  authorized, 203,000,000 shares at September 30,
  2004 and June 30, 2004;
  Issued: 109,435,580 shares of Series A at
  September 30, 2004 and 93,787,111 shares of
  Series A at June 30, 2004.......................            109             94
Common stock, par value $.001, authorized shares
  209,000,000 at September 30, 2004 and June 30,
  2004; Issued: 3,653,165 shares at September 30,
  2004 and at June 30, 2004 3,653,165 shares in
  2004 (including Treasury shares of 54,823 at
  September 30, 2004 and 54,823 at June 30, 2004).              4              4
Additional paid-in capital .......................        120,214        107,241
Accumulated other comprehensive income ...........         16,706          4,596
Unearned compensation ............................           (440)          (495)
Stock awards outstanding .........................            123             95
Retained earnings (deficit) ......................       (123,561)       (98,324)
Treasury stock, at cost ..........................           (696)          (696)
                                                       ----------     ----------
                                                           12,459         12,515
Note receivable ..................................           (600)          (600)
                                                       ----------     ----------
Total stockholders' equity .......................         11,859         11,915
                                                       ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .......     $1,083,396     $1,042,870
                                                       ==========     ==========
-----
Note: The balance sheet at June 30, 2004 has been derived from the audited financial statements at that date.




          See accompanying notes to consolidated financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (dollar amounts in thousands, except per share data)
                                  (unaudited)


                                                              THREE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                             -------------------
                                                                 2004     2003
                                                             --------   --------
REVENUES
Gain on sale of loans:
 Whole loan sales .......................................    $  6,119   $  2,921
 Securitizations ........................................          --        799
Interest and fees .......................................       7,696      4,653
Interest accretion on interest-only strips ..............       8,448     11,109
Servicing income ........................................         845        718
Other income ............................................           1          1
                                                             --------   --------
Total revenues ..........................................      23,109     20,201
                                                             --------   --------
EXPENSES
Interest ................................................      18,155     16,818
Provision for credit losses .............................          60      1,310
Loss provided on repurchased loans ......................          57      2,846
Employee related costs ..................................      11,943     13,852
Sales and marketing .....................................       6,391      2,841
(Gains) and losses on derivative financial instruments ..       1,989     (5,108)
General and administrative ..............................      23,311     19,215
Securitization assets valuation adjustment ..............          29     10,795
                                                             --------   --------
Total expenses ..........................................      61,935     62,569
                                                             --------   --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES .........     (38,826)   (42,368)
Provision for income tax expense (benefit)                    (13,589)   (16,100)
                                                             --------   --------
INCOME (LOSS) BEFORE DIVIDENDS ON PREFERRED STOCK .......     (25,237)   (26,268)
Dividends on preferred stock ............................       3,475         --
                                                             --------   --------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCK ..........    $(28,712)  $(26,268)
                                                             ========   ========
EARNINGS (LOSS) PER COMMON SHARE:
 Basic ..................................................    $  (7.98)  $  (8.10)
                                                             ========   ========
 Diluted ................................................    $  (7.98)  $  (8.10)
                                                             ========   ========
AVERAGE COMMON SHARES (IN THOUSANDS):
 Basic ..................................................       3,598      3,242
                                                             ========   ========
 Diluted ................................................       3,598      3,242
                                                             ========   ========

          See accompanying notes to consolidated financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (amounts in thousands)
                                  (unaudited)



                                                           PREFERRED STOCK           COMMON STOCK
                                                         --------------------    --------------------                  ACCUMULATED
                                                         NUMBER OF               NUMBER OF               ADDITIONAL       OTHER
                                                           SHARES                  SHARES                 PAID-IN     COMPREHENSIVE
                                                        OUTSTANDING    AMOUNT   OUTSTANDING    AMOUNT     CAPITAL         INCOME
                                                        -----------    ------   -----------    ------    ----------   -------------
Balance, June 30, 2004 ..............................      93,787       $ 94       3,598         $ 4      $107,241       $ 4,596
Comprehensive income (loss):
 Net loss ...........................................          --         --          --          --            --            --
 Unrealized gain on interest-only strips,
  net of tax ........................................          --         --          --          --            --        12,110
                                                          -------       ----       -----         ---      --------       -------
Total comprehensive income (loss) ...................          --         --          --          --            --        12,110
Issuance of preferred stock .........................      15,649         15          --          --        15,633            --
Valuation of restricted stock (110,000 shares) ......          --         --          --          --           (55)           --
Stock awards outstanding ............................          --         --          --          --            --            --
Cash dividends declared on preferred stock
  ($0.025 per share).................................          --         --          --          --        (2,605)           --
Preferred stock beneficial conversion feature:
 Amortization of beneficial conversion feature ......          --         --          --          --           870            --
 Non-cash preferred dividend ........................          --         --          --          --          (870)           --
                                                          -------       ----       -----         ---      --------       -------
Balance September 30, 2004 ..........................     109,436       $109       3,598         $ 4      $120,214       $16,706
                                                          =======       ====       =====         ===      ========       =======


                                                                     STOCK                                                TOTAL
                                                    UNEARNED        AWARDS       RETAINED    TREASURY       NOTE      STOCKHOLDERS'
(CONTINUED)                                       COMPENSATION    OUTSTANDING    EARNINGS      STOCK     RECEIVABLE       EQUITY
                                                  ------------    -----------   ---------    --------    ----------   -------------
Balance, June 30, 2004 ........................       $(495)         $ 95       $ (98,324)     $(696)      $(600)        $ 11,915
Comprehensive income (loss):
 Net loss .....................................          --            --         (25,237)        --          --          (25,237)
 Unrealized gain on interest-only strips,
  net of tax ..................................          --            --              --         --          --           12,110
                                                      -----          ----       ---------      -----       -----         --------
Total comprehensive income (loss) .............          --            --         (25,237)        --          --          (13,127)
Issuance of preferred stock ...................          --            --              --         --          --           15,648
Valuation of restricted stock (110,000 shares)           55            --              --         --          --               --
Stock awards outstanding ......................          --            28              --         --          --               28
Cash dividends declared on preferred stock
  ($0.025 per share)                                     --            --              --         --          --           (2,605)
Preferred stock beneficial conversion feature:
 Amortization of beneficial conversion
  discount.....................................          --            --              --         --          --              870
 Non-cash preferred dividend ..................          --            --              --         --          --             (870)
                                                      -----          ----       ---------      -----       -----         --------
Balance September 30, 2004                            $(440)         $123       $(123,561)     $(696)      $(600)        $ 11,859
                                                      =====          ====       =========      =====       =====         ========

          See accompanying notes to consolidated financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                         (dollar amounts in thousands)
                                  (unaudited)


                                                             THREE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                           ---------------------
                                                                2004      2003
                                                           ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) .....................................    $ (25,237)  $ (26,268)
Adjustments to reconcile net income to net cash used
  in operating activities:
 Gain on sale of loans ................................       (6,119)     (3,720)
 Depreciation and amortization ........................        8,452      14,647
 Interest accretion on interest-only strips ...........       (8,448)    (10,828)
 Securitization assets valuation adjustment ...........           29      10,795
 Provision for credit losses ..........................           60       1,310
 Loss provided on repurchased loans....................           57       2,846
Loans originated for sale .............................     (642,756)   (158,284)
Proceeds from sale of loans ...........................      612,965     278,523
Principal payments on loans and leases ................        1,947       4,169
(Increase) decrease in accrued interest and fees on
  loan and lease receivables...........................        3,195      (2,217)
Cash proceeds from sale of securitization assets ......        9,000          --
Required purchase of additional overcollateralization
  on securitized loans.................................       (4,615)     (7,660)
Cash flow from interest-only strips ...................       33,141      56,222
Increase in prepaid expenses ..........................       (3,229)     (5,584)
(Decrease) increase in accrued interest payable .......          649      (1,696)
Increase in accounts payable and accrued expenses .....        6,812       2,372
Accrued interest payable reinvested in subordinated
  debt.................................................        6,262       9,686
Decrease in deferred income taxes .....................      (13,587)    (16,097)
Increase (decrease) in loans in process ...............       10,441     (24,148)
(Payments) on derivative financial instruments ........       (3,611)     (1,378)
Other, net ............................................          371       5,714
                                                           ---------   ---------
Net cash provided by (used in) operating activities ...      (14,221)    128,404
                                                           ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net ...............         (587)     (6,774)
Principal receipts and maturity of investments ........          839          11
                                                           ---------   ---------
Net cash used in investing activities .................          252     (6,763)
                                                           ---------   ---------

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOW -- (CONTINUED)
                         (dollar amounts in thousands)
                                  (unaudited)


                                                              THREE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                            --------------------
                                                                2004      2003
                                                            --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of subordinated debt ............    $ 45,525   $   1,576
Redemptions of subordinated debt .......................     (53,538)    (43,217)
Net borrowings (repayments) on revolving lines of
  credit................................................      40,356     (77,271)
Principal payments under capital lease obligations .....         (84)        (77)
Net repayments of other notes payable ..................          --     (26,158)
Financing costs incurred ...............................        (721)       (314)
Lease incentive receipts ...............................          --       3,562
Cash dividends paid on preferred stock .................      (1,694)         --
                                                            --------   ---------
Net cash provided by (used in) financing activities ....      29,844    (141,899)
                                                            --------   ---------
Net (decrease) increase in cash and cash equivalents ...      15,875     (20,258)
Cash and cash equivalents at beginning of year .........      14,217      47,475
                                                            --------   ---------
Cash and cash equivalents at end of year ...............    $ 30,092   $  27,217
                                                            ========   =========
SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
 Interest ..............................................    $ 11,244   $   8,828
 Income taxes ..........................................    $     38   $      40

          See accompanying notes to consolidated financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS


   American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned the Company to increase its operations in the western portion of the United States, especially California. The Company originates, sells and services home mortgage loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home mortgage loans from other financial institutions through the Bank Alliance Services program. Additionally, the Company services business purpose loans that it had originated and sold in prior periods.


   Historically, the Company's loans primarily consisted of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. The Company's recent business strategy adjustments include increasing loan originations by offering adjustable rate loans and purchase money mortgage loans. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to the Company's products and services. The Company originates loans through a combination of channels including a national processing center located at its centralized operating office in Philadelphia, Pennsylvania and a network of mortgage brokers. During fiscal 2004, the Company acquired broker operations in West Hills, California and Austin, Texas and opened new offices in Edgewater, Maryland and Irvine, California to support the Company's broker operations. The Company's loan servicing and collection activities are performed at its Philadelphia office.

   In addition, the Company offers subordinated debentures to the public, the proceeds of which are used for repayment of existing debt, loan originations, operations (including repurchases of delinquent assets from securitization trusts and funding loan overcollateralization requirements under its credit facilities), investments in systems and technology and for general corporate purposes.

BUSINESS CONDITIONS

   GENERAL. For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debentures, borrowings under warehouse credit facilities or lines of credit and it also depends on the sale of loans on a whole loan basis or through publicly underwritten or privately-placed securitizations. If the Company is unable to renew or obtain adequate funding on acceptable terms through its sale of subordinated debentures or under a warehouse credit facility, or other borrowings, or if it is unable to sell or securitize its loans, the lack of adequate funds would adversely impact liquidity and result in continued losses or reduce profitability. To the extent that the Company is not successful in replacing existing subordinated debentures and senior collateralized subordinated notes upon maturity, maintaining adequate warehouse credit facilities or lines of credit to fund increasing loan originations, or securitizing and selling its loans, it may have to limit future loan originations and restructure its operations.

   Limiting loan originations or restructuring operations could impair the Company's ability to repay subordinated debentures and senior collateralized subordinated notes at maturity and may result in continued losses.

   The Company has historically experienced negative cash flow from operations since 1996 primarily because, in general, its business strategy of selling loans through securitizations had not generated cash flow immediately. However, during fiscal 2004, the Company experienced positive cash flow from operations of $6.8 million, primarily due to sales of loans on a whole loan basis it originated in fiscal 2003. For the first three months of fiscal 2005, the Company experienced negative operating cash flow of $14.2 million, primarily due to its funding a $32.2 million increase in loans available for sale.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

   For the first quarter of fiscal 2005, the Company recorded a net loss attributable to common stock of $28.7 million. The loss for the first quarter of fiscal 2005 primarily resulted from the Company's inability to reach the loan origination levels required under its adjusted business strategy to return to profitability, which substantially reduced its ability to generate revenues, and its inability to complete a securitization during the first quarter. Additionally, operating expenses increased in the first quarter of fiscal 2005 as the Company began to add loan processing and marketing support staff to support the future loan origination levels it expects to achieve under its adjusted business strategy.

   For the fiscal year ended June 30, 2004, the Company recorded a net loss attributable to common stock of $115.1 million. The loss primarily resulted from: a) liquidity issues described below, which substantially reduced the Company's ability to originate loans and generate revenues during the first nine months of fiscal 2004, b) the Company's inability to complete securitizations of loans during the first, second and third quarters of fiscal 2004, c) operating expense levels which would support greater loan origination volume, and d) $46.4 million of pre-tax charges for valuation adjustments on its securitization assets. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced during fiscal 2004 due to the continuing low interest rate environment. In fiscal 2004, the Company originated $982.7 million of loans, which represents a significant reduction as compared to $1.67 billion of loans originated in the prior fiscal year.

   LIQUIDITY CONCERNS. The Company's short-term liquidity has been negatively impacted by several events and issues, which have occurred starting in the fourth quarter of fiscal 2003.

   First, the Company's inability to complete a securitization during the fourth quarter of fiscal 2003 adversely impacted its short-term liquidity position and contributed to the loss for fiscal 2003. Because there was no securitization, $453.4 million of the Company's $516.1 million of revolving credit and conduit facilities then available was drawn upon at June 30, 2003. The Company's revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced its ability to fund loan originations in fiscal 2004 until it sold existing loans, extended existing credit facilities, or added new credit facilities.

   Second, the Company's ability to finance new loan originations in the first three months of fiscal 2004 using borrowings under certain of its credit facilities which carried over into fiscal 2004 was limited, terminated or expired by October 31, 2003. Further advances under a non-committed portion of one of these credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, there were no new advances under the non-committed portion. Additionally, on August 20, 2003, amendments to this credit facility eliminated the non-committed portion of this facility, reduced the committed portion to $50.0 million and accelerated the expiration date from November 2003 to September 30, 2003. Also, a $300.0 million mortgage conduit facility with a financial institution that enabled the Company to sell its loans into an off-balance sheet facility, expired pursuant to its terms on July 5, 2003. In addition, the Company was unable to borrow under a $25.0 million warehouse facility after September 30, 2003, and this facility expired on October 31, 2003.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

   Third, even though the Company was successful in obtaining one new credit facility in September 2003 and obtaining a second new credit facility in October 2003, see Remedial Actions to Address Liquidity Issues below, its ability to finance new loan originations in the second and third quarters of fiscal 2004 with borrowings under these new credit facilities was limited. The limitations resulted from requirements to fund overcollateralization, which is discussed below, in connection with new loan originations.

   Fourth, the Company's temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired its liquidity.

   As a result of these liquidity issues, the Company's loan origination volume was substantially reduced in fiscal 2004. From July 1, 2003 through June 30, 2004, the Company originated $982.7 million of loans, which represents a significant reduction as compared to originations of $1.67 billion of loans in fiscal 2003. As a result of the decrease in loan originations in fiscal 2004 and liquidity issues described above, the Company incurred a loss in fiscal 2004 and the first quarter of fiscal 2005 and depending on the Company's ability to reach a profitable level of loan originations, complete securitizations and recognize gains, it anticipates incurring losses at least through the second quarter of fiscal 2005. During the first three months of fiscal 2005, the Company originated $629.7 million of loans including $198.0 million in July 2004, $197.4 million in August 2004 and $234.3 million in September 2004.

   The Company anticipates that depending upon the size of its future quarterly securitizations, it will need to increase loan originations to approximately $400.0 million to $500.0 million per month to return to profitable operations. If the Company is unable to complete quarterly securitizations, it will need to increase its loan originations to approximately $500.0 million to $600.0 million per month to return to profitability.


   The Company plans to achieve these increased levels of loan originations through the continued application of its business strategy adjustments, particularly as related to building an expanded broker channel and offering adjustable rate mortgages and more competitively priced fixed rate mortgages. The following actions were undertaken in fiscal 2004 to increase the Company's ability to originate loans in its broker channel: (i) in December 2003 the Company hired an experienced industry professional to manage the wholesale business; (ii) in December 2003 the Company acquired a broker operation with 35 employees (63 employees at September 30, 2004) located in California; (iii) in February 2004, the Company opened a mortgage broker office in Irvine, California; (iv) in March 2004, the Company opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40 (74 employees at September 30, 2004); and (v) in June 2004 the Company acquired a broker operation with 35 employees (36 employees at September 30, 2004) located in Texas. In addition, the Company hired 38 mortgage broker account executives in its Upland Mortgage Broker Services division to expand its broker presence in the eastern, southern and mid-western areas of the United States and retained/hired 101 employees in its Upland Broker Services Philadelphia headquarters to support its growing broker network. In total, at September 30, 2004, the Company had 353 employees in its broker operations including 182 account executives.


   The Company's ability to achieve those levels of loan originations could be hampered by a failure to implement its business strategy adjustments and by loan funding limitations should the Company fail to maintain or replace adequate credit facilities to finance new loan obligations.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

   The combination of the Company's current cash position and expected sources of operating cash in fiscal 2005 may not be sufficient to cover its operating cash requirements. For the next six to twelve months the Company expects to augment its sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures will be used to fund overcollateralization requirements in connection with loan originations and fund the Company's operating losses. The Company can provide no assurances that it will be able to continue issuing subordinated debentures. In the event the Company is unable to offer additional subordinated debentures for any reason, it has developed a contingent financial restructuring plan. This plan is described later in this note under "Subordinated Debentures and Senior Collateralized Subordinated Notes." On September 30, 2004, the Company had unrestricted cash of approximately $19.7 million and up to $70.1 million available under its credit facilities. Advances under these credit facilities can only be used to fund loan originations and not for any other purposes.

   Due to losses recorded in each of the quarters in fiscal 2004, the Company requested and obtained waivers for its non-compliance with financial covenants in its credit facility agreements and servicing agreements. See Note 8 for more detail.

   REMEDIAL ACTIONS TO ADDRESS LIQUIDITY ISSUES. The Company undertook specific remedial actions to address liquidity issues including:

   o The Company adjusted its business strategy beginning in early fiscal 2004. The adjusted business strategy focuses on shifting from gain-on-sale accounting and the use of securitization transactions as the Company's primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity.

   o The Company solicited bids and commitments from participants in the whole loan sale market and entered into forward sale agreements. In total, from June 30, 2003 through June 30, 2004, the Company sold approximately $1.1 billion (which includes $222.3 million of loans sold by the expired mortgage conduit facility) of loans through whole loan sales. From July 1, 2004 through September 30, 2004, the Company sold an additional $586.5 million of loans through whole loan sales.

   o The Company has entered into an informal arrangement with one recurring purchaser of its loans whereby the purchaser maintains members of their loan underwriting staff on the Company's premises to facilitate their purchase of the Company's loans promptly after the Company originates them. This arrangement accelerates the Company's receipt of cash proceeds from the sale of loans, accelerates the pay down of its advances under its warehouse credit facilities and adds to its liquidity. This quicker turnaround time is expected to enable the Company to operate with smaller committed warehouse credit facilities than would otherwise be necessary.

   o On October 31, 2003, the Company completed a privately-placed securitization, with servicing released, of $173.5 million of loans.

   o The Company entered into two definitive loan agreements during fiscal 2004 for the purpose of funding its loan originations. These two agreements replaced those credit facilities, which carried over into fiscal 2004 but were limited, terminated or expired by October 31, 2003. The Company entered into the first agreement on September 22, 2003 with a financial institution for a one-year $200.0 million credit facility. It entered into the second agreement on October 14, 2003 with a warehouse lender for a three-year revolving mortgage loan warehouse credit facility of up to $250.0 million. The one-year facility was extended to December 3, 2004, reduced on September 30, 2004 to

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

     $100.0 million and reduced on November 4, 2004 to $60.0 million. The reduction to $60.0 million will occur at a rate of $10.0 million per week commencing on November 5, 2004. The three-year $250.0 million warehouse credit facility continues to be available. See Note 10 for information regarding the terms of these facilities.


   o On November 5, 2004, the Company entered into a definitive agreement dated as of November 4, 2004 with a warehouse lender for a one-year $100.0 million credit facility to replace the maturing $200.0 million credit facility (reduced to $60.0 million). The Company also sold the interest-only strips and servicing rights related to five of its mortgage securitization trusts to an affiliate of this facility provider under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of the Company's negotiations to obtain the new $100.0 million credit facility and to raise cash to pay fees on new warehouse credit facilities and as a result, the Company did not realize their full value as reflected on its books. The Company wrote down the carrying value of these interest-only strips and servicing rights by $5.4 million at June 30, 2004 to reflect their values under the terms of the sale agreement. On September 27, 2004, the Company received proceeds from this sale of $9.7 million.

   o On October 27, 2004, the Company entered into a commitment letter dated October 26, 2004 and is negotiating the terms of a definitive agreement with a warehouse lender for a three-year $30.0 million mortgage loan warehouse facility and a two-year $23.0 million residual repurchase facility. There can be no assurance that the Company will succeed in entering into a definitive agreement regarding these facilities or that this agreement will contain the terms and conditions acceptable to it. See
     Note 8 for information regarding the terms of these facilities.

   o On November 1, 2004, the Company received a commitment letter from two warehouse lenders, including an affiliate of the lender on its $250.0 million credit facility, for a two-year $150.0 million mortgage loan warehouse facility. The commitment letter becomes effective and legally obligates the parties upon the Company's payment of fees described in the commitment letter which have not been paid to date. However, there can be no assurance that the Company will enter into definitive agreements regarding the $150.0 million credit facility or that this agreement will contain the terms and conditions acceptable to it. See Note 8 for information regarding the terms of this facility.


   o The Company mailed an Offer to Exchange on December 1, 2003 and May 14, 2004 ("the exchange offers") to holders of its subordinated debentures in order to increase stockholders' equity and reduce the amount of outstanding debt. These exchange offers resulted in the exchange of $208.6 million of the Company's subordinated debentures for 109.4 million shares of Series A preferred stock and $99.2 million of senior collateralized subordinated notes. See Notes 10 and 11 for more detail on the terms of the exchange offers, senior collateralized subordinated notes and preferred stock issued. The issuance of 109.4 million shares of Series A preferred stock results in an annual cash preferred dividend obligation of $10.9 million.

   o On January 22, 2004, the Company executed an agreement to sell its interests in the remaining leases in its portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for the Company's lease portfolio balance as of December 31, 2003. The Company received the cash from this sale in January 2004 and recognized a net gain of $0.5 million.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)


   o The Company suspended payment of quarterly dividends on its common stock beginning in the first quarter of fiscal 2004.


   To the extent that the Company fails to maintain its credit facilities or obtain alternative financing on acceptable terms and increase its loan originations, it may have to sell loans earlier than intended and further restructure its operations. While the Company currently believes that it will be able to restructure its operations, if necessary, it can provide no assurances that such restructuring will enable it to attain profitable operations or repay subordinated debentures or senior collateralized subordinated notes when due.

   SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES. At September 30, 2004 there were approximately $321.4 million of subordinated debentures and $38.9 million of senior collateralized subordinated notes, maturing within twelve months. The Company obtains the funds to repay the subordinated debentures and senior collateralized subordinated notes at their maturities by selling additional subordinated debentures and selling loans on a whole loan basis and securitizing loans. Cash flow from operations, the sale of subordinated debentures and lines of credit fund the Company's cash needs. The Company expects these sources of funds to be sufficient to meet its cash needs. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations, although the Company's ability to utilize the interest-only strips in this fashion could be restricted in whole or in part by the terms of the Company's $250.0 million warehouse credit facility and senior collateralized subordinated notes, both of which are collateralized by the interest-only strips at the present time or other prospective credit facilities. See Note 5 for more detail on obligations collateralized by interest-only strips.

   The Company can provide no assurances that it will be able to continue issuing subordinated debentures. In the event the Company is unable to offer additional subordinated debentures for any reason, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and obtaining working capital funding. No assurance can be given that the Company will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay its outstanding debt when due.

BASIS OF FINANCIAL STATEMENT PRESENTATION

   The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


BASIS OF FINANCIAL STATEMENT PRESENTATION -- (CONTINUED)


   Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared on May 13, 2004. See Note 11 for further description.

RESTRICTED CASH

   The Company held restricted cash balances of $8.0 million at September 30, 2004 collateralizing a letter of credit facility, $2.2 million and $3.1 million related to borrower escrow accounts at September 30, 2004 and June 30, 2004, respectively, and $0.1 million and $2.1 million at June 30, 2004 related to deposits for future settlement of derivative financial instruments.

LOAN RECEIVABLES

   Loans available for sale are loans the Company plans to sell or securitize and are carried at the lower of amortized cost (principal balance, including unamortized origination costs and fees) or fair value. Fair value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

   Non-accrual loans consist primarily of loans repurchased from securitization trusts and transferred from loans available for sale that are greater than 90 days delinquent. Non-accrual loans are carried at cost less an allowance for credit losses.

INTEREST AND FEES RECEIVABLE

   Interest and fees receivables are comprised mainly of accrued interest receivable on loans and fees on loans that are less than 90 days delinquent. Fee receivables include, among other types of fees, late fees and taxes and insurance advances.

FORBEARANCE AND DEFERMENT ADVANCES RECEIVABLES

   Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent loan payments and may pay taxes, insurance and other fees on behalf of the borrower. As a result of these arrangements the Company resets the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Advances made under deferment and forbearance arrangements result from a new credit decision regarding the borrower's ability to repay the advance, as well as perform under the original terms of the original loan, and do not involve any modification of the terms of the original loan. These arrangements are considered a new lending activity and do not qualify as troubled debt restructurings under Statement of Financial Accounting Standard ("SFAS") No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings."
The Company records the advances that it makes under deferment and forbearance arrangements with borrowers as receivables on its balance sheet. The Company carries these receivables at their estimated recoverable amounts. If the original loan returns to a delinquency status of 90 days or more past due, the Company writes the receivable off to expense. The Company did not record any fee income on these arrangements during the three months ended September 30, 2004 or the fiscal year ended June 30, 2004.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


LOANS SUBJECT TO REPURCHASE RIGHTS / LIABILITY FOR LOANS SUBJECT TO REPURCHASE RIGHTS

   Loans subject to repurchase rights is comprised of loans which were securitized under SFAS No. 140 that the Company has a right to repurchase because of a default by the borrower. SFAS No. 140 was effective on a prospective basis for transfers of financial assets occurring after March 31, 2001. For securitizations recorded under SFAS No. 140 which have removal of accounts provisions providing the Company with a contractual right to repurchase delinquent loans, SFAS No. 140 requires that it recognize the loans which are subject to these rights as assets on its balance sheet and record a liability to reflect the repurchase cost. SFAS No. 140 requires this accounting treatment because the default by the borrower has given the Company effective control over the loans whether or not the Company actually repurchases these loans. For securitization trusts 2001-2 through 2003-2, to which this rule applies, the Company has the contractual right to repurchase a limited amount of loans greater than 180 days past due, but no obligation to do so. As delinquent loans in securitization trusts 2001-2 through 2003-2 age greater than 180 days past due, the Company records an asset representing the fair value of the loans and a liability to reflect the repurchase cost. In accordance with the provisions of SFAS No. 140, the Company has recorded on its September 30, 2004 balance sheet an asset of $40.7 million and a liability of $47.9 million for delinquent loans subject to these removal of accounts provisions under securitization trusts 2001-2 through 2003-2.

   For securitization trusts 1998-3 through 2001-1, the Company also has rights to repurchase a limited amount of delinquent loans, but is not obligated to do so. No liabilities or assets have been recorded on its balance sheet related to these rights. The amount of delinquent loans in securitization trusts 1998-3 through 2001-1 which the company has the right to repurchase as of September 30, 2004 was $47.6 million.

ALLOWANCE FOR CREDIT LOSSES

   The Company's allowance for credit losses on non-accrual loans and leases is maintained to account for delinquent loans and leases and delinquent loans that have been repurchased from securitization trusts. The allowance is maintained at a level that management determines is adequate to absorb estimated probable losses. The allowance is calculated based upon management's estimate of its ability to collect on outstanding loans and leases based upon a variety of factors, including, but not limited to, periodic analysis of the non-accrual loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance. Delinquent loans are charged off against the allowance in the period in which a loan is deemed fully uncollectable or when liquidated in a payoff. Management considers the current allowance to be adequate.

INTEREST-ONLY STRIPS

   Prior to June 30, 2003, the Company sold most of the loans it originated through securitizations. In connection with these securitizations, the Company received cash and an interest-only strip, which represents the Company's retained interest in the securitized loans. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows and overcollateralization cash flows, which are derived from payments made to a trust from the securitized loans after deducting payments to investors in the securitization trust and other miscellaneous fees. These retained interests are carried at their fair value. Interest-only strips are initially recorded at their allocated cost basis at the time of recording a securitization gain and in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," referred to as SFAS No. 115 in this document, are then written up to their fair value through other comprehensive income, a component of stockholders' equity.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST-ONLY STRIPS -- (CONTINUED)

   Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on the pools of loans sold through securitizations. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Management based its estimates of prepayment and credit loss rates on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. The overcollateralization serves as credit enhancement for the investors.

   PREPAYMENT RATES. The assumptions the Company uses to estimate future prepayment rates are regularly compared to actual prepayment experience of the individual securitization pools of mortgage loans and to an average of the actual experience of other similar pools of mortgage loans at the same age. Current economic conditions, current interest rates, loans repurchased from securitization trusts and other factors are considered in our analysis of prepayment experience and in forecasting future prepayment levels.

   Analysis of prepayment experience and forecasts of prepayments consider that prepayments on securitized loans may be initiated by the borrower, such as a refinancing for a lower interest rate, initiated by the servicer in the collection process for delinquent loans, or as a result of our repurchase of delinquent loans from the securitization trusts for trigger management. Prepayments initiated by the borrower are viewed as voluntary prepayments. Voluntary prepayments are the most significant component of prepayment experience, generally representing approximately 91% of total prepayments, and are full cash payoffs of a securitized loan. Prepayments initiated by the servicer are viewed as involuntary prepayments, generally representing approximately 4% of total prepayment experience and are the result of delinquent loan bulk sales, REO liquidations and settlements on delinquent loans. Losses on these involuntary prepayments are absorbed by the securitization trusts. Prepayments as a result of the Company's repurchase of delinquent loans from the securitization trusts are also viewed as involuntary and generally represent approximately 5% of total prepayment experience.
Losses on the liquidation of repurchased loans are absorbed on the Company's books. Both voluntary and involuntary loan prepayments are incorporated in the Company's prepayment assumption forecasts.

   The Company's practice in forecasting prepayment assumptions for calculation of the initial securitization gain and subsequent revaluations had been to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans was less than a year old even though actual experience may be different. During that period, before a pool of mortgage loans reached its expected constant prepayment rate, actual experience both quantitatively and qualitatively was generally not considered sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different from the average. For pools of mortgage loans greater than one-year old, prepayment experience trends for an individual pool was considered to be more significant. For these pools, adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


INTEREST-ONLY STRIPS -- (CONTINUED)

   For the past twelve quarters, actual prepayment experience was generally higher, most significantly on home equity loans, than historical averages for prepayments prior to that eleven-quarter period. The long duration of historically low interest rates, combined with increasing home values and high consumer debt levels has given borrowers an extended opportunity to engage in mortgage refinancing activities, which resulted in elevated prepayment experience. Low interest rates and increasing home values provide incentive to borrowers to convert high cost consumer debt into lower rate tax deductible loans. As home values have increased, lenders have been highly successful in educating borrowers that they have the ability to access the cash value in their homes.

   For the past twelve quarters, the Company assumed for each quarter end valuation that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Economic conditions and published mortgage industry surveys supported the Company's assumption. The Company believes that once it moves beyond the low interest rate environment and the impact that environment has had on prepayments, the long recurring and highly unfavorable prepayment experience over the past eleven quarters will leave the Company with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed. Also, the rate of increase in home values has slowed considerably, which the Company expects will mean that fewer borrowers will have excess value in their homes to access. As a result of analysis of these factors, the Company believes prepayments will continue to remain at higher than normal levels for the near term before declining to historical prepayment levels and then further declining in the future. However, the Company cannot predict with certainty what prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value securitization assets and actual experience may have a significant adverse impact on the value of these assets.

   In addition to the use of prepayment fees on loans it originated, the Company has implemented programs and strategies in an attempt to reduce loan prepayments. These programs and strategies may include providing information to a borrower regarding costs and benefits of refinancing, which at times may demonstrate a refinancing option is not in the best economic interest of the borrower. Other strategies include offering second mortgages to existing qualified borrowers or offering financial incentives, such as the customer retention incentive program, to qualified borrowers to deter prepayment of their loan. The Company cannot predict with certainty what the impact these efforts will have on our future prepayment experience.

   CREDIT LOSS RATES. Credit loss rates are analyzed in a similar manner to prepayment rates. Credit loss assumptions are compared to actual loss experience for individual mortgage loan pools and averages for similar mortgage loan pools. Delinquency trends, economic conditions, loans repurchased from securitization trusts and other factors are also considered. If the analysis indicates that loss experience may be different from assumptions, the Company would adjust its assumptions as necessary. However, the Company cannot predict with certainty what credit loss experience will be in the future. Any unfavorable difference between the assumptions used to value securitization assets and actual experience may have a significant adverse impact on the value of these assets.

   The Company may elect to repurchase delinquent loans from securitization trusts to limit the level of delinquencies and losses in the securitization trusts, and as a result, it can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips. See Note 4 for the amount of loans the Company has repurchased from securitization trusts. Once a loan has been included in a pool of securitized loans, its performance, including historical loss experience if the loan has been repurchased, is reflected in the performance of that pool of mortgage loans.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST-ONLY STRIPS -- (CONTINUED)

   The Company may enter into deferment and forbearance arrangements with borrowers in its managed portfolio who experience financial hardships. Any credit losses ultimately realized on these arrangements are included in total portfolio historical losses, which are used in developing credit loss assumptions.

   PERIODIC REVALUATIONS. The expected future cash flows from interest-only strips are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment. In accordance with the provisions of Emerging Issues Task Force guidance on issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," referred to as EITF 99-20 in this document, and SFAS No. 115, decreases in the fair value of interest-only strips that are deemed to be other than temporary adjustments to fair value are recorded through the income statement, which would adversely affect our income in the period of adjustment.

   Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income, which would adversely affect our stockholders' equity in the period of adjustment.

   See Note 5 for more information and the amounts of valuation assumptions adjustments recorded.

   The securitization trusts and their investors have no recourse to other assets of the Company for failure of the securitized loans to pay when due.

SERVICING RIGHTS

   When loans are sold through a securitization, the loans' servicing rights have generally been retained and the Company capitalizes the benefit associated with the rights to service securitized loans. However, the Company does not service the loans in the 2003-2 securitization, the Company's most recent securitization, which closed in October 2003.

   Servicing rights represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers net of adequate compensation that would be required by a substitute servicer. Servicing rights are carried at the lower of cost or fair value. Fair value represents the present value of projected net cash flows from servicing. The projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization.

   Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to servicing income on that particular pool of loans.

   The expected future cash flows from servicing rights are periodically re-evaluated. The current assumptions for prepayment rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. A review for impairment is performed on a quarterly basis by stratifying the serviced loans by loan type, home equity or business purpose loans, which is considered to be the predominant risk characteristic in the portfolio of loans the Company services. In establishing loan type as the predominant risk characteristic, the Company considered the following additional loan characteristics and determined these characteristics as mostly uniform within its two types of serviced loans and not predominant for risk stratification:

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SERVICING RIGHTS -- (CONTINUED)

   o Fixed versus floating rate loans - All loans the Company services in its securitizations are fixed-rate loans.

   o Conforming versus non-conforming loans - All loans the Company services are sub-prime (non-conforming) loans, with over 80% of the loans serviced having credit grades of A or B.

   o Interest rate on serviced loans - The serviced loan portfolio has a high penetration rate of prepayment fees. Sub-prime borrowers, in general, are not as influenced by movement in market interest rates as conforming borrowers. A sub-prime borrower's ability to `rate shop' is generally limited due to personal credit circumstances that are not market driven.

   o Loan collateral - All loans the Company services are secured by real estate, with approximately 85% secured with first liens on residential property.

   o Individual loan size - The average loan size in the Company's serviced portfolio is $71 thousand. The serviced portfolio is approximately $1.6 billion at September 30, 2004 with approximately 22 thousand loans. There are no significant defining groupings with respect to loan size. No loans are greater than $1.0 million, only $9.1 million of loans have principal balances greater than $500 thousand, and only $30.3 million of loans have principal balances greater than $350 thousand.

   o Geographic location of loans - The largest percentage of loans the Company services are geographically located in the mid-Atlantic and northeast sections of the United States.

   o Original loan term - Home equity loan terms are primarily 180, 240 or 360 months. Business purpose loan terms are primarily 120 or 180 months.

   If the Company's quarterly analysis indicates the carrying value of servicing rights is not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance or write down would be required.

PREPAID EXPENSES

   Prepaid assets are comprised mainly of amounts paid for fees on warehouse lines and operating lines of credit (facility fees), insurance coverage and printed marketing materials and customer lists, which have not yet been utilized. Costs for facility fees, printed materials and customer lists are expensed as they are utilized. Other marketing and advertising costs are expensed as incurred. Prepaid expenses included prepaid facility fees of $14.0 million at September 30, 2004 and $10.4 million at June 30, 2004.

INCOME TAXES

   The Company and its subsidiaries file a consolidated federal income tax return. Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

   Estimates of deferred tax assets and liabilities make up the deferred income tax asset on the Company's balance sheet. These estimates involve significant judgments and estimates by management, which may have a material impact on the carrying value of the deferred income tax asset. The deferred income tax asset is periodically reviewed to determine if it is more likely than not that the Company will realize this deferred tax asset.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTIONS

   The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors and accounts for options granted under these plans under APB Opinion No. 25 "Accounting for Stock
Issued to Employees" ("APB No. 25"). The Company accounts for fixed stock options issued under these plans using the intrinsic value method, and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. The Company accounts for performance based stock options issued under these plans as variable stock options and recognizes compensation expense based on the fair value of the Company's common stock, as measured on the date of the grant, on a straight-line basis over the vesting period of these stock options.


   Had the Company accounted for stock options granted under these plans using the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), pro forma net income and earnings per share would have been as follows (in thousands, except per share amounts):



                                                THREE MONTHS ENDED SEPTEMBER 30,
                                                --------------------------------
                                                       2004          2003
                                                    ---------     ---------
Net income (loss) attributable
  to common stock, as reported...                   $ (28,712)    $(26,268)
Stock based compensation costs,
  net of tax effects determined
  under fair value method for all
  awards.........................                         (64)        (182)
                                                     --------     --------
Pro forma........................                    $(28,776)    $(26,450)
                                                     ========     ========
Earnings (loss) per share -
  basic
    As reported..................                    $  (7.98)    $  (8.10)
    Pro form.....................                       (8.00)       (8.16)
                                                     --------     --------
Earnings (loss) per share -
  diluted
    As reported..................                    $  (7.98)    $  (8.10)
    Pro forma ...................                       (8.00)       (8.16)
                                                     ========     ========



RECENT ACCOUNTING PRONOUNCEMENTS

   No new accounting pronouncements affecting the Company have been issued since the filing of its June 30, 2004 Form 10-K.


2.  ACQUISITIONS


   On December 24, 2003, the Company acquired a broker operation located in California that operates primarily on the west coast of the United States for the purpose of expanding its capacity to originate loans through its broker channel, especially in the state of California. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $475 thousand convertible non-negotiable promissory note to the seller and assuming $107 thousand of liabilities. As a result of this transaction, the Company increased its goodwill by $582 thousand.

   The $475 thousand convertible non-negotiable promissory note issued in the December 2003 acquisition bears interest at 6% per annum and matures June 30, 2005. At any time on or after December 24, 2004 and before January 31, 2005, the holder of the note has the option to convert the note into the number of shares

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


2.  ACQUISITIONS (CONTINUED)

of common stock determined by dividing the outstanding principal amount of the note and accrued interest, if any, by $5.00, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

   On June 11, 2004, the Company acquired a broker operation located and primarily operating in the state of Texas. This acquisition was also for the purpose of expanding the Company's capacity to originate loans through its broker channel. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $650 thousand convertible non-negotiable promissory note to the seller and $150 thousand of cash. As a result of this transaction, the Company increased its goodwill by $612 thousand.

   The $650 thousand convertible non-negotiable promissory note issued in the June 2004 acquisition bears interest at 8% per annum and is to be paid in five semi-annual installments of $108 thousand each commencing on December 31, 2004. The final semi-annual installment is due on June 30, 2007. At any semi-annual installment date, the holder of the note has the option to convert the note into the number of shares of the Company's common stock as determined by dividing the semi-annual principal payment amount by the closing price per common share on the immediately preceding semi-annual payment date, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.


3.  LOAN AND LEASE RECEIVABLES


LOANS AVAILABLE FOR SALE

   Loans available for sale were comprised of the following (in thousands):

                                              SEPTEMBER 30, 2004   JUNE 30, 2004
                                              ------------------   -------------
Loans available for sale, secured by real
  estate, principal balance...............         $329,331           $300,143
Valuation allowance(a)....................             (100)               (42)
Deferred direct loan origination costs ...            7,236              4,453
Other(b) .................................               44               (279)
                                                   --------           --------
                                                   $336,511           $304,275
                                                   ========           ========

---------------
(a) For estimated credit losses.
(b) Represents the SFAS No. 133 adjustment to the fair value of hedged loans.

   Real estate secured loans have contractual maturities of up to 30 years.

   The activity in the valuation allowance against available for sale loans is summarized as follows (in thousands):


                                                                   THREE MONTHS
                                                                       ENDED
                                                                   SEPTEMBER 30,
                                                                   -------------
                                                                   2004    2003
                                                                   ----   ------
Balance at beginning of the period ............................    $ 42   $1,319
Provision adjustment ..........................................      58      363
                                                                   ----   ------
Balance at end of the period ..................................    $100   $1,682
                                                                   ====   ======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


3.  LOAN AND LEASE RECEIVABLES (CONTINUED)

NON-ACCRUAL LOANS

   At September 30, 2004 and June 30, 2004, the accrual of interest income was suspended on real estate secured loans of $4.6 million and $3.5 million, respectively. Non-accrual loans at September 30, 2004 and June 30, 2004 were comprised of the following (in thousands):



                                              SEPTEMBER 30, 2004   JUNE 30, 2004
                                              ------------------   -------------
Loans repurchased from securitization
  trusts..................................         $ 3,269            $ 1,933
Loans transferred from available for sale               80                181
                                                   -------            -------
                                                     3,349              2,114
Allowance for credit losses ..............          (   35)               121
                                                   -------            -------
Net non-accrual loans ....................         $ 3,314            $ 1,993
                                                   =======            =======



   Average balances of non-accrual loans for the twelve months ended September 30, 2004 and June 30, 2004 were $5.6 million and $7.3 million, respectively.

   While the Company is under no obligation to do so, at times it elects to repurchase delinquent loans from the securitization trusts. Repurchasing delinquent loans from securitization trusts benefits the Company by allowing it to limit the level of delinquencies and losses in the securitization trusts and as a result, it can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips until the delinquency or loss triggers are no longer exceeded. The Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In addition, the Company may elect to repurchase delinquent loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where the Company, as servicer, has initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans the Company typically elects to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. The related loss on these repurchased loans is included in the income statement as a loss provided on the repurchase of loans in the period of repurchase. The related REO writedown for REO repurchased is recorded through general and administrative expense in the period of repurchase. The Company's ability to repurchase these loans does not disqualify sale accounting under SFAS No. 140 or other relevant accounting literature because the Company is not required to repurchase any loan and its ability to repurchase a loan is limited by contract.

   At September 30, 2004, one of the Company's twenty mortgage securitization trusts was under a triggering event as a result of delinquencies exceeding specified levels. There were no securitization trusts exceeding specified loss levels at September 30, 2004. At June 30, 2004, four of the Company's mortgage securitization trusts were under a triggering event. Approximately $5.0 million of excess overcollateralization is being held by the trust as of September 30, 2004. For the three months ended September 30, 2004, the Company repurchased delinquent loans with an aggregate unpaid principal balance of $2.7 million from securitization trusts primarily for trigger management. The Company cannot predict when the trust currently exceeding triggers will be below trigger limits and release the excess overcollateralization. In order for the trust to release the excess overcollateralization, delinquent loans would need to decline, or the Company would need to repurchase delinquent loans of up to $4.8 million as of September 30, 2004. If delinquencies increase and the Company cannot cure the delinquency or liquidate the loans in the mortgage securitization trusts without exceeding loss triggers, the levels of repurchases required to manage triggers may increase. The Company's ability to continue to manage triggers in its securitization trusts in the future is affected by the availability of cash from operations or through the sale of subordinated debentures to fund these repurchases.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004

3.  LOAN AND LEASE RECEIVABLES (CONTINUED)

NON-ACCRUAL LOANS -- (CONTINUED)

   The following table summarizes the principal balances of loans and real estate owned "REO" repurchased from securitization trusts (dollars in thousands):

                                                                   THREE MONTHS
                                                                      ENDED
                                                                   SEPTEMBER 30,
                                                                ----------------
                                                                  2004     2003
                                                                ------   -------
By original loan type:
 Business purpose loans ....................................    $2,002   $ 4,380
 Home equity loans .........................................       701    11,963
                                                                ------   -------
   Total....................................................    $2,703   $16,343
                                                                ======   =======
By loans and REO:
 Loans repurchased .........................................    $2,607   $ 9,847
 REO purchased .............................................        96     6,496
                                                                ------   -------
   Total....................................................    $2,703   $16,343
                                                                ======   =======
Number of loans repurchased ................................        20       215
                                                                ======   =======


   The Company received $1.8 million and $7.6 million of proceeds from the liquidation of repurchased loans and REO during the three-months ended September 30, 2004 and 2003, respectively. The Company had repurchased loans remaining on the balance sheet in the amounts of $4.4 million at September 30, 2004 and $3.3 million at June 30, 2004 and REO of $1.5 million at September 30, 2004 and $1.9 million at June 30, 2004.

4.  ALLOWANCE FOR CREDIT LOSSES


   The activity in the allowance for credit losses on non-accrual loans and leases is summarized as follows (in thousands):


                                                                  THREE MONTHS
                                                               ENDED SEPTEMBER 30,
                                                                ----------------
                                                                 2004      2003
                                                                ------   -------
Balance at beginning of the period .........................    $  121   $   363
Provision for credit losses:
 Business purpose loans ....................................       (70)      229
 Home equity loans .........................................        72       749
 Equipment leases ..........................................        --       (30)
                                                                ------   -------
   Total provision..........................................         2       948
                                                                ------   -------
Loan charge-offs:
 Business purpose loans ....................................         -       (30)
 Home equity loans .........................................      (192)     (580)
 Equipment leases ..........................................        --      (110)
                                                                ------   -------
   Total loan charge offs...................................      (192)     (720)
                                                                ======   =======
Recoveries of loans previously charged off:
 Business purpose loans ....................................        70         4
 Home equity loans .........................................        34        14
 Equipment leases ..........................................        --       108
                                                                ------   -------
   Total recoveries.........................................       104       126
                                                                ------   -------
Total charge-offs, net .....................................       (88)     (846)
                                                                ------   -------
Balance at end of the period ...............................    $   35   $   717
                                                                ======   =======
Ratio of net charge offs in the portfolio to the average
  portfolio(a)..............................................      0.11%     1.31%
Ratio of allowance to non-accrual loans and leases  ........      1.05%     6.51%

---------------
(a) The average portfolio includes loans available for sale, non-accrual loans and leases.

   The following schedule details the provision for credit losses for the three months ended September 30, 2004 and 2003 (in thousands):


                                                                   THREE MONTHS
                                                                       ENDED
                                                                   SEPTEMBER 30,
                                                                   -------------
                                                                   2004    2003
                                                                   ----   ------
Loans available for sale ......................................    $ 58   $  363
Non-accrual loans .............................................       2    1,340
Leases ........................................................      --      (30)
                                                                   ----   ------
Total Provision for Credit Losses .............................    $ 60   $1,673
                                                                   ====   ======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004

5.  INTEREST-ONLY STRIPS


   The activity for interest-only strip receivables is summarized as follows (in thousands):



                                                              THREE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                             -------------------
                                                                 2004     2003
                                                             --------   --------
Balance at beginning of period ..........................    $459,086   $598,278
Initial recognition of interest-only strips, including
  initial overcollateralization of $0....................          --        950
Proceeds from sale of interest-only strips(a) ...........      (9,120)        --
Cash flow from interest-only strips .....................     (33,141)   (56,222)
Required purchases of additional overcollateralization ..       4,615      7,660
Interest accretion ......................................       8,448     10,828
Adjustment for loans subject to repurchase rights .......         309        162
Adjustments to fair value recorded through other
  comprehensive income(b)................................      18,644     (6,122)
Other than temporary fair value adjustment(c) ...........         (29)    (9,951)
                                                             --------   --------
Balance at end of period ................................    $448,812   $545,583
                                                             ========   ========

---------------
(a) Reflects the proceeds received for the sale of interest-only strips related to five securitization trusts. On June 30, 2004, the Company wrote down the carrying value of these interest-only trusts by $4.1 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets is described in Note 8.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


5.  INTEREST-ONLY STRIPS (CONTINUED)

(b) Adjustments to the carrying value of interest-only strips for the initial write up to fair value are recorded through other comprehensive income, which is a component of stockholders' equity. Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income at the time of impairment, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income.
(c) Recorded through the income statement.

   Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At September 30, 2004 and 2003, the fair value of overcollateralization related cash flows were $202.2 million and $263.5 million, respectively.

   The Company's interest-only strips collateralize certain obligations under its $250.0 million credit facility with a warehouse lender. These obligations include an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations for fees payable under this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $47.6 million. Interest-only strips also secure the Company's senior collateralized subordinated notes. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes. At September 30, 2004, our interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $401.6 million, of which approximately $146.2 million represented 150% of the outstanding principal balance of the senior collateralized subordinated notes. See Note 8 for more detail on the senior collateralized subordinated notes.

   Declining interest rates and resulting high prepayment rates over the last twelve quarters have required revisions to our estimates of the value of our securitization assets. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, the Company's prepayment rates, as well as those throughout the mortgage industry, remained at higher than expected levels due to continuing low interest rates during this period. As a result, over the last twelve quarters the Company has recorded cumulative pre-tax write downs to its interest-only strips in the aggregate amount of $140.4 million and pre-tax adjustments to the value of servicing rights of $12.1 million, for total adjustments of $152.5 million, mainly due to the higher than expected prepayment experience. On June 30, 2004, the Company wrote down the carrying value of its interest-only strips and servicing rights related to five of our mortgage securitization trusts by $5.4 million to reflect their values under the terms of a September 27, 2004 sale agreement. The following table summarizes the net cumulative write downs recorded on securitization assets over the last twelve quarters (in thousands):


                                                                                               TOTAL       INCOME         OTHER
                                                                                            WRITE DOWN    STATEMENT   COMPREHENSIVE
                                                                                            (WRITE UP)     IMPACT     INCOME IMPACT
                                                                                            ----------    ---------   -------------
PRE-TAX ADJUSTMENT RESULTING FROM:
Prepayments.............................................................................     $177,396     $128,697       $48,699
Discount rate...........................................................................      (30,305)     (18,427)      (11,878)
Loss on sale............................................................................        5,452        3,446         2,006
                                                                                             --------     --------       -------
Net cumulative write down...............................................................     $152,543     $113,716       $38,827
                                                                                             ========     ========       =======


   During the first quarter of fiscal 2005, the Company recorded a pre-tax write up of $18.6 million on its interest-only strips. The $18.6 million write up was recorded as an increase to other comprehensive income, a component of stockholders' equity. This write up of interest-only strips resulted from a reduction to our

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


5.  INTEREST-ONLY STRIPS (CONTINUED)

assumptions for loan prepayments expected to occur beyond 18 months. Management believes that once it moves beyond the low interest rate environment and the impact that environment has on loan prepayments, the long running and highly unfavorable prepayment experience over the last twelve quarters will leave the Company with securitized mortgage pools which will experience future prepayment speeds substantially lower than originally believed. No adjustments were recorded to servicing rights at September 30, 2004.

   The breakout of the total securitization assets adjustments in fiscal 2004 and 2003 between interest-only strips and servicing rights was as follows (in thousands):

                                                             YEAR ENDED JUNE 30, 2004                YEAR ENDED JUNE 30, 2003
                                                       ------------------------------------    ------------------------------------
                                                        TOTAL      INCOME         OTHER         TOTAL      INCOME         OTHER
                                                        WRITE     STATEMENT   COMPREHENSIVE     WRITE     STATEMENT   COMPREHENSIVE
                                                         DOWN      IMPACT     INCOME IMPACT      DOWN      IMPACT     INCOME IMPACT
                                                       -------    ---------   -------------    -------    ---------   -------------
Interest-only strips ...............................   $57,031     $39,659       $17,372       $57,973     $39,900       $18,073
Servicing rights ...................................     6,791       6,791            --         5,282       5,282            --
                                                       -------     -------       -------       -------     -------       -------
Total securitization assets ........................   $63,822     $46,450       $17,372       $63,255     $45,182       $18,073
                                                       =======     =======       =======       =======     =======       =======

   The long duration of historically low interest rates, combined with increasing home values and high consumer debt levels has given borrowers an extended opportunity to engage in mortgage refinancing activities, which resulted in elevated prepayment experience. Low interest rates and increasing home values provide incentive to borrowers to convert high cost consumer debt into lower rate tax deductible loans. As home values have increased, lenders have been highly successful in educating borrowers that they have the ability to access the cash value in their homes.

   The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels difficult. The Company assumed for each quarter end valuation that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. This assumption was supported by published data. Consistent with this view that interest rates would rise, the Company had utilized derivative financial instruments to manage interest rate risk exposure on its loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. The Company believes that once it moves beyond the low interest rate environment and the impact that environment has had on prepayments, the long recurring and highly unfavorable prepayment experience over the last eleven quarters will leave the Company with securitized loan pools which will experience future prepayment speeds substantially lower than originally believed. Also, the rate of increase in home values has slowed considerably, which the Company expects will mean that fewer borrowers will have excess value in their homes to access. The Mortgage Bankers Association of America has forecast as of September 17, 2004 that mortgage refinancings as a percentage share of total mortgage originations will decline from 49% in the second quarter of calendar 2004 to 24% in the second quarter of calendar 2005. The Mortgage Bankers Association of America has also projected in its September 2004 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase steadily each quarter in their forecast. As a result of an analysis of these factors, the Company believes prepayments will continue to remain at higher than normal levels for the near term before declining to historical prepayment levels and then further declining in the future. However, the Company cannot predict with certainty what our prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value securitization assets and actual experience may have a significant adverse impact on the value of these assets.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


5.  INTEREST-ONLY STRIPS (CONTINUED)

   The following tables detail the net pre-tax write-up of the interest-only strips for the first quarter of fiscal 2005 and the net pre-tax write downs of the securitization assets by quarter for fiscal years 2004, 2003 and 2002 and details the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" as it relates to servicing rights (in thousands):

FISCAL YEAR 2005:

                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                   DOWN       IMPACT     INCOME IMPACT
-------------                                                                                 --------    ---------   -------------
September 30, 2004........................................................................    $(18,614)      $29        $(18,643)


FISCAL YEAR 2004:

                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                    DOWN      IMPACT     INCOME IMPACT
-------------                                                                                 --------    ---------   -------------
September 30, 2003.........................................................................    $16,658     $10,795       $ 5,863
December 31, 2003..........................................................................     14,724      11,968         2,756
March 31, 2004.............................................................................     23,191      15,085         8,106
June 30, 2004..............................................................................      9,249       8,602           647
                                                                                               -------     -------       -------
Total Fiscal 2004..........................................................................    $63,822     $46,450       $17,372
                                                                                               =======     =======       =======

FISCAL YEAR 2003:


                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                    DOWN      IMPACT     INCOME IMPACT
-------------                                                                                 --------    ---------   -------------
September 30, 2002.........................................................................    $16,739     $12,078       $ 4,661
December 31, 2002..........................................................................     16,346      10,568         5,778
March 31, 2003.............................................................................     16,877      10,657         6,220
June 30, 2003..............................................................................    $13,293     $11,879       $ 1,414
                                                                                               -------     -------       -------
Total Fiscal 2003..........................................................................    $63,255     $45,182       $18,073
                                                                                               =======     =======       =======

FISCAL YEAR 2002:

                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                    DOWN      IMPACT     INCOME IMPACT
-------------                                                                                 --------    ---------   -------------
December 31, 2001..........................................................................    $11,322     $ 4,462       $ 6,860
March 31, 2002.............................................................................     15,513       8,691         6,822
June 30, 2002..............................................................................     17,244       8,900         8,344
                                                                                               -------     -------       -------
Total Fiscal 2002..........................................................................    $44,079     $22,053       $22,026
                                                                                               =======     =======       =======


   Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


6.   SERVICING RIGHTS

   The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):


                                                              THREE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              ------------------
                                                                 2004     2003
                                                              -------   --------
Balance at beginning of the period........................    $73,738   $119,291
Amortization .............................................     (6,440)   (12,375)
Proceeds from sale of servicing rights(a) ................       (586)        --
Write down ...............................................         --       (844)
                                                              -------   --------
Balance at end of the period..............................    $66,712   $106,072
                                                              =======   ========



---------------
(a) Reflects the proceeds received for the sale of servicing rights related to five securitization trusts. On June 30, 2004, the Company wrote down the carrying value of these servicing rights by $1.3 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets is described in Note 8.

   Servicing rights are valued quarterly by the Company based on the current estimated fair value of the servicing asset. The Company's valuation analysis for September 30, 2004 indicated that no adjustment was required in the first quarter of fiscal 2005. In the first quarter of fiscal 2004, the Company recorded a $0.8 million write down of its servicing rights.

   Under the servicing agreements associated with 16 of the 19 securitizations serviced by the Company, servicing rights can be terminated by financial insurers representing bondholders or certificate holders (collectively, "bond insurers") under certain circumstances, such as the Company's failure to make required servicer payments, defined changes of control, reaching specified loss levels on underlying mortgage pools or other events constituting a breach, including, in some cases, non-compliance with financial covenants in the servicing agreements (the term "servicing agreements" includes sale and servicing agreements and pooling and servicing agreements). In the remaining 3 securitizations serviced by the Company, servicing rights can be terminated by the trustee under similar circumstances.

   As a result of the Company's non-compliance at September 30, 2003 with the net worth covenant in the separate servicing agreements with each of two bond insurers, the Company requested and obtained waivers of the non-compliance from the two bond insurers. In connection with the waiver of non-compliance granted by one bond insurer, applicable to the remaining term of the related servicing agreements as well as to prior occurrences of the non-compliance, the servicing agreements with that bond insurer were amended to provide for 120-day term-to-term servicing. In connection with the waiver of non-compliance granted by the second bond insurer, applicable only to prior occurrences of non-compliance, the servicing agreements with that bond insurer were amended to provide for 30-day term-to-term servicing. Subsequently, this bond insurer has given the Company a waiver of non-compliance with the net worth covenant on a monthly basis and the Company is currently operating under such a waiver.

   A third bond insurer, as a condition to its participation in the Company's October 2003 securitization, required that the Company amend a servicing agreement related to a previous securitization in which the bond insurer had participated as bond insurer. The resulting amendment to this servicing agreement provided, among other things, for a specifically designated back-up servicer and for 90-day term-to-term servicing. On April 30, 2004 this amended servicing agreement was further amended principally to provide for 30-day term-to-term servicing and for the Company's reappointment as servicer for an initial 30-day term.

   On March 5, 2004, the Company entered into agreements with its fourth bond insurer, which amended the servicing agreements related to all securitizations insured by this bond insurer. These amendments principally

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


6.   SERVICING RIGHTS (CONTINUED)

provided for a specifically designated back-up servicer. The original provisions of these servicing agreements providing for 3-month term-to-term servicing were not altered by these amendments.

   As a result of the foregoing amendments to our servicing agreements, all of the Company's servicing agreements associated with bond insurers now provide for term-to-term servicing. The Company has been re-appointed as servicer under each of these servicing agreements, as amended, for all relevant term-to-term servicing provision.

7.  OTHER ASSETS AND OTHER LIABILITIES

   Other assets were comprised of the following (in thousands):


                                                        SEPTEMBER 30,   JUNE 30,
                                                            2004          2004
                                                        -------------   --------
Goodwill ...........................................       $16,315       $16,315
Financing costs, debt offerings ....................         3,727         3,567
Real estate owned ..................................         1,510         1,920
Investments held to maturity .......................            --           839
Due from securitization trusts for servicing
  related activities................................           679           792
Other ..............................................         5,723         4,115
                                                           -------       -------
                                                           $27,954       $27,548
                                                           =======       =======

   The activity in real estate owned during the three months ended September 30, 2004 and 2003 was as follows (in thousands):


                                                                  THREE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                                ----------------
                                                                 2004      2003
                                                                ------   -------
Balance at beginning of period .............................    $1,920   $ 4,776
Properties acquired through foreclosure(a) .................       101       676
Properties purchased from securitization trusts(a) .........        96     4,202
Sales/liquidation proceeds .................................      (433)   (4,956)
Property revaluation losses ................................        --      (145)
(Loss) gain on sale/liquidation ............................      (174)       13
                                                                ------   -------
Total ......................................................    $1,510   $ 4,566
                                                                ======   =======

---------------
(a) At lower of cost or net realizable value.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


7.  OTHER ASSETS AND OTHER LIABILITIES (CONTINUED)

   Other liabilities were comprised of the following (in thousands):

                                                                   SEPTEMBER 30,
                                                               -----------------
                                                                  2004     2003
                                                               -------   -------
Commitments to fund closed loans ..........................    $57,095   $46,654
Unearned lease incentives .................................     12,470    12,793
Deferred rent incentive ...................................      5,298     4,908
Escrow deposits held ......................................      2,207     3,113
Funds held in suspense ....................................      1,240     1,383
Periodic advance guarantee ................................        670       670
Sold loan recourse liability ..............................         65       307
Hedging liabilities, at fair value ........................         --       103
Trading liabilities (asset), at fair value ................         (2)      851
Other .....................................................      1,475     1,090
                                                               -------   -------
                                                               $80,518   $71,872
                                                               =======   =======

   Unearned lease incentives represent reimbursements received in conjunction with the lease agreement for the Company's corporate office space in Philadelphia, Pennsylvania. These funds represent reimbursement from the landlord for leasehold improvements and furniture and equipment in the rented space and will be recognized as an offset to rent expense over the term of the lease or the life of the asset, whichever is shorter.

   Deferred rent incentive represents the accrual of future rent payments, which will be made mainly in conjunction with the lease agreement for the Company's corporate office space in Philadelphia, Pennsylvania. This lease agreement, which is for a term of eleven years, required no cash rent payments during its first year. The Company is recording rent expense equal to the aggregate cash rent payments, which will be paid in years two through eleven, on a straight-line basis over the full eleven year life of the lease. The balance in the deferred rent incentive accrual was established during the first year and will be reduced to zero on a straight-line basis over years two through eleven.

8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE

   Subordinated debentures were comprised of the following (in thousands):


                                                        SEPTEMBER 30,   JUNE 30,
                                                            2004          2004
                                                        -------------   --------
Subordinated debentures(a) .........................      $476,254      $509,928
Subordinated debentures - variable rate demand
  notes(b)..........................................        13,772        12,681
                                                          --------      --------
Total subordinated debentures ......................      $490,026      $522,609
                                                          ========      ========

   Senior collateralized subordinated notes were comprised of the following (in thousands):

                                                        SEPTEMBER 30,   JUNE 30,
                                                             2004         2004
                                                        -------------   --------
Senior collateralized subordinated notes(c) ........       $97,454       $83,639
                                                           =======       =======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


   Warehouse lines and other notes payable were comprised of the following (in thousands):


                                                        SEPTEMBER 30,   JUNE 30,
                                                            2004          2004
                                                        -------------   --------
Warehouse revolving line of credit(d) ..............      $ 73,276      $ 53,223
Warehouse revolving line of credit(e) ..............       206,667       186,364
Capitalized leases(f) ..............................           404           488
Convertible promissory notes(g) ....................         1,125         1,125
                                                          --------      --------
Total warehouse lines and other notes payable ......      $281,472      $241,200
                                                          ========      ========

---------------
(a) Subordinated debentures due October 2004 through July 2014, interest rates ranging from 5.30% to 13.99%; average rate at September 30, 2004 was 10.44%, average remaining maturity was 11.5 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debentures including variable rate demand notes was 10.30% at September 30, 2004.

(b) Subordinated debentures - variable rate demand notes due upon demand, interest rate at 5.53%; subordinated to all of the Company's senior indebtedness.

(c) Senior collateralized subordinated notes due October 2004 through July 2014, interest rates ranging from 5.40% to 13.10%; average rate at September 30, 2004 was 9.84%, average remaining maturity was 16.5 months. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes issued in the Exchange Offer plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes, as determined by the Company on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind the Company's senior indebtedness and all of the Company's other existing and future senior debt and behind the existing and future debt of the Company's subsidiaries and equally in right of payment with the subordinated debentures, and any future subordinated debentures issued by the Company and other unsecured debt. Senior collateralized subordinated notes were issued in connection with the December 1, 2003 and May 14, 2004 Exchange Offers. At September 30, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust which secure the senior collateralized subordinated notes totaled $401.6 million, of which $146.2 million represents 150% of the outstanding principal balance of the senior collateralized subordinated notes at September 30, 2004.

(d) $200.0 million warehouse revolving line of credit with JPMorgan Chase Bank entered into on September 22, 2003 and with an original maturity of September 2004. In September 2004, the maturity date of this facility was extended to November 5, 2004 and the facility amount was reduced to $100.0 million. In November 2004, the maturity date was extended to December 3, 2004 and the facility amount will reduce to $60.0 million. The reduction to $60.0 million will occur at a rate of $10.0 million per week commencing November 5, 2004. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


     Additionally, we have a stand alone letter of credit with JPMorgan Chase Bank to secure lease obligations for corporate office space. The amount of the letter of credit was $8.0 million at September 30, 2004. The letter of credit was collateralized by cash and expires on December 16, 2004.

(e) $250.0 million warehouse revolving line of credit with Chrysalis Warehouse Funding, LLC, entered into on October 14, 2003 and expiring October 2006. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans and certain interest-only strips. Interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $47.6 million.

(f) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment. The original principal amount of debt recorded under these leases was $1.0 million. The leases mature through January 2006.

(g) Consists of two convertible non-negotiable promissory notes issued for the acquisition of certain assets and operations of two mortgage broker businesses. The first note, issued December 23, 2003, bears interest at 6% per annum and matures June 30, 2005. At any time on or after December 24, 2004 and before January 31, 2005, the holder of the note has the option to convert the note into the number of shares of common stock determined by dividing the outstanding principal amount of the note and accrued interest, if any, by $5.00, subject to adjustment for any changes in the capitalization of the Company affecting its common stock. The second note, issued June 11, 2004, bears interest at 8% per annum and is to be paid in five semi-annual installments of $108 thousand each commencing on December 31, 2004. The final semi-annual installment is due on June 30, 2007. At any semi-annual installment date, the holder of the note has the option to convert the note into the number of shares of the Company's common stock as determined by dividing the semi-annual principal payment amount by the closing price per common share on the immediately preceding semi-annual payment date, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

   Principal payments on subordinated debentures, senior collateralized subordinated notes, warehouse lines and other notes payable for the next five years are as follows (in thousands):


TWELVE MONTHS ENDING SEPTEMBER 30,
----------------------------------
2005 ................................................................   $655,023
2006 ................................................................    154,971
2007 ................................................................     32,229
2008 ................................................................      7,399
2009 ................................................................      7,492



   At September 30, 2004, warehouse lines and other notes payable were collateralized by $296.6 million of loan receivables and $0.4 million of computer equipment.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


   Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 2.00% to LIBOR plus 2.50%. The weighted-average interest rate paid on the revolving credit facilities was 4.21% and 3.76% at September 30, 2004 and June 30, 2004, respectively.

FINANCIAL AND OTHER COVENANTS

   GENERAL. The warehouse credit agreements require that the Company maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio of limits that the Company must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to the Company, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on the Company's liquidity and capital resources.

   COVENANTS UNDER JUNE 30, 2004 CREDIT FACILITIES. On September 22, 2003, the Company entered into definitive agreements with JPMorgan Chase Bank for a $200.0 million credit facility for the purpose of funding its loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (ii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debentures commencing with the quarter ending March 31, 2004; (iii) as of the end of any month, commencing January 31, 2004, the aggregate outstanding balance of subordinated debentures must be less than the aggregate outstanding balance as of the end of the prior month; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility had a term of 364 days and by its original terms would have expired September 21, 2004. This facility is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, the Company's maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans the Company services for others) at the end of each fiscal quarter of less than 12.0%, its subordinated debentures not to exceed $705.0 million at any time, and its ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio.

   On September 20, 2004, the Company entered into an amendment to its $200.0 million credit facility which extended the scheduled expiration date of this credit facility from September 21, 2004 to September 30, 2004.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


FINANCIAL AND OTHER COVENANTS -- (CONTINUED)

   On September 30, 2004, the Company entered into an amendment to the $200.0 million credit facility which extends the expiration date of this credit facility from September 30, 2004 to November 5, 2004, and decreased the facility from $200.0 million to $100.0 million. Since entering into this facility on September 22, 2003, the amount outstanding under this facility at any given time has not exceeded $100.0 million. In addition, the amendment included changes which reduced the advance rate if the amount outstanding under the facility exceeds $75.0 million. The amendment also changed the portfolio composition requirements to accommodate fluctuations in the pledged loans at the beginning and end of each month, providing greater flexibility to the Company. The purpose of the amendment is to allow the Company to continue to borrow under this facility, subject to its terms as described above, while it finalizes the definitive agreement for a new credit facility. In light of this amendment, on October 1, 2004, the Company entered into an amendment to the $250.0 million credit facility described below which decreased the amount of the additional credit facilities that it must maintain from $200.0 million to $100.0 million, provided that there continues to be at least $40.0 million available for funding newly originated loans as originally required by the facility agreements.


   On November 5, 2004, the Company entered into an additional amendment to this $200.0 million facility (reduced to $100.0 million on September 30, 2004). The amendment further extended the scheduled expiration date of this facility from November 5, 2004 to December 3, 2004, further reduced the maximum amount that can be borrowed under the facility from $100.0 million to $60.0 million. The reduction will occur at a rate of $10.0 million per week commencing on November 5, 2004. This amendment also restored portfolio composition requirements to their original terms except that funding for up to $60.0 million of newly originated loans was made available and no loans older than 30 days may be funded. The purpose of the amendment is to allow the Company to continue to borrow under this facility, subject to its terms as described above, while it finalizes the definitive agreements for its new credit facilities and transition to those new facilities.


   On October 14, 2003, the Company entered into definitive agreements with Chrysalis Warehouse Funding, LLC. for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). The Company also agreed to pay an affiliate of the lender fees of $8.9 million upon closing and approximately $10.3 million annually plus a non-usage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans. Additional credit support for a portion of the facility was created by granting a security interest in substantially all of the Company's interest-only strips and residual interests which the Company contributed to a special purpose entity organized by it to facilitate this transaction. The interest-only strips and residual interests contributed to this special purpose entity also secured the Company's fee obligations under this facility to an affiliate of the lender, as described above. The interest-only strips sold pursuant to the previously described sale agreement of September 27, 2004 were part of the interest-only strips contributed to this special purpose entity for the purpose of securing the Company's fee obligations to this lender affiliate. In consideration for the release by this lender affiliate of its lien on the interest-only strips involved in the September 27, 2004 sale, the Company prepaid $3.5 million of fees owed or to be owed to the lender affiliate.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


FINANCIAL AND OTHER COVENANTS -- (CONTINUED)


   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as the Company's agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to its subordinated debentures to $750.0 million or less; (ii) make quarterly reductions commencing in April 2004 of an amount of subordinated debentures pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debentures not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) the Company is unable to sell subordinated debentures for more than three consecutive weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days.

   The definitive agreements for this $250.0 million facility, as amended, granted the lender an option from the first anniversary of entering into the definitive agreements up to November 30, 2005 to increase the credit amount to $400.0 million with additional fees and interest payable by the Company.

   The Company amended the security agreements related to the senior collateralized subordinated notes to accommodate a request from the lender on its $250.0 million credit facility, and its affiliate, dated September 30, 2004, to clarify an inconsistency between these agreements and the $250.0 million credit facility documents related to liens on certain assets previously pledged by ABFS Warehouse Trust 2003-1 to Clearwing, the affiliate of the lender.

DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT FACILITIES

   $100.0 MILLION WAREHOUSE FACILITY. On November 5, 2004, the Company entered into definitive agreements, dated as of November 4, 2004, with Fortress Credit Corp. for a $100.0 million revolving mortgage warehouse credit facility to fund loan originations, referred to as the $100.0 million facility, including up to $30.0 million for newly originated loans ($40.0 million if the facility is increased as described below). The $100.0 million facility has a term of one year, with the right to extend upon mutual written agreement of the parties and the Company's payment to the lender of a renewal fee equal to a percentage of the maximum amount available under the facility. The lender may, at any time during the period from the 121st day through the 300th day from the closing date, in its sole discretion, increase the maximum amount available under the facility up to $175.0 million, at which time the Company is obligated to pay a commitment increase fee equal to 2.25% of the amount of the increase. The Company's ability to utilize this facility for newly originated loans is subject to its satisfaction of such requirements to be determined by the lender in its sole discretion. The Company agreed to pay fees of $2.3 million upon closing and approximately $3.8 million over the term of the facility (and if the facility is increased to $175.0 million, an additional $2.6 million in fees), plus a monthly non-usage fee equal to a percentage of the undrawn portion of the $100.0 million facility. The $100.0 million facility has a floating interest rate based on LIBOR plus a margin of 4.25% (which is increased to 7.5% for newly originated loans) and is secured by the mortgage loans which are funded by advances under the facility, as well as all assets, accounts receivable and all related proceeds held by the special purpose entity organized to facilitate the transaction, referred to as the borrower.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT
FACILITIES -- (CONTINUED)


   The $100.0 million facility contains representations, warranties, conditions and covenants which are customary for facilities of this type, including provisions which require the borrower to: (1) use the proceeds solely to fund loan originations as described in the facility; (2) not incur any other indebtedness except as specified in the facility; (3) not permit any liens, claims or interests on, or any sale or disposition of, the collateral securing the facility; and (4) provide the lender with all financial statements, certificates and notices as specified in the facility. The $100.0 million facility contains events of default typical for this type of facility, including but not limited to, if: (1) the borrower fails to make any payment when due to the lender; (2) the borrower breaches or fails to comply with the representations, warranties, conditions or covenants under the facility; (3) the Company becomes insolvent or the subject of insolvency proceedings; (4) a material adverse change or effect as described in the facility occurs; (5) certain members of management are no longer the Company's executive officers and a satisfactory replacement has not been found within 60 days; (6) the Company is unable to sell or issue subordinated notes for more than three consecutive weeks or on more than two occasions in any 12-month period irrespective of the length of time of such occasions; (7) the Company is delisted from the NASDAQ Stock Market or any other stock market or securities exchange or trading of the Company's stock is suspended for at least three consecutive days; (8) any of the Company's servicing agreements, other than a servicing agreement relating to a securitization in which one of the company's bond insurers or its affiliates have provided bond insurance or similar credit enhancement, are terminated for cause or an event of default; (9) the Company's net worth is negative at the end of any calendar month or less than $10.0 million at the end of any calendar quarter; (10) the Company fails to maintain cash and cash equivalents and undrawn borrowing capacity under committed borrowing facilities of less than $20.0 million after December 30, 2004; or (11) the Company fails to maintain minimum cash of at least $10.0 million after December 30, 2004. Subject to certain exceptions and the expiration of any applicable cure period as described in the $100.0 million facility, upon the occurrence of one or more events of default, the lender may declare the amount outstanding under the facility immediately due and payable. The Company expects to draw down on the full amount of this line to the extent necessary to fund its loan originations.

   The Company also sold the interest-only strips and servicing rights related to five of its mortgage securitization trusts to an affiliate of this facility provider under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of the Company's negotiations to obtain the new $100.0 million facility and to raise cash to pay fees on new warehouse credit facilities and as a result, the Company did not realize their full value as reflected on its books. The Company wrote down the carrying value of these interest-only strips and servicing rights by $5.4 million at June 30, 2004 to reflect their values under the terms of the sale agreement. On September 27, 2004, the Company received proceeds from this sale of $9.7 million.

   COMMITMENT LETTER RELATED TO $30.0 MILLION WAREHOUSE FACILITY AND RESIDUAL REPURCHASE FACILITY. On October 27, 2004, the Company executed a commitment letter, dated as of October 26, 2004, with a lender for: (i) a $30.0 million warehouse facility to fund the origination of residential mortgage loans, including mortgage loans for which the complete documentation will not have been received by the custodian at the time of funding and closing of such loans, referred to as newly originated loans in this document; and (ii) a repurchase facility of up to $23.0 million for specified interest-only strips owned by one of the Company's subsidiaries. Pursuant to the commitment letter, the Company agreed to organize a special purpose trust to act as borrower under the warehouse facility, hold the related newly originated loans and act as seller under the repurchase facility. The Company also agreed to form a second trust, referred to as the parent trust, to hold 100% of the ownership interest in the special purpose trust.

   The warehouse facility will have a term of three years, although, upon the termination of the repurchase facility at the close of its two-year term, the Company has an option to terminate the warehouse facility on the second anniversary of the closing date upon payment of a termination fee of $600 thousand. Pursuant to the commitment letter, the warehouse facility will have a floating interest rate based upon LIBOR plus a margin of 2.5% per year.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT
FACILITIES -- (CONTINUED)


   The warehouse facility will be secured by, among other items, (i) newly originated loans funded through the facility and proceeds from these loans; (ii) a pledge of 100% of the common stock of ABFS Consolidated Holdings, Inc., the Company's subsidiary that will own 97% of the parent trust; (iii) a certificate issued by the parent trust entitling an entity organized by the lender to a priority interest in all of the parent trust's assets and distributions, including income derived from certain of the Company's interest-only strips;
(iv) certain servicing advances owned by American Business Credit, Inc., the Company's subsidiary; and (v) the value of the interest-only strips in excess of the amount necessary for the special purpose trust to satisfy its obligations under the repurchase facility.

   In connection with the warehouse facility, the lender on the Company's $250.0 million credit facility must consent to certain aspects of the proposed transaction. In addition, the parent trust will enter into an amendment to the security agreement with the trustee for the Company's outstanding senior collateralized subordinated notes pursuant to which collateral owned by the parent trust will be pledged to secure the senior collateralized subordinated notes.

   In connection with the execution of the commitment letter, the Company paid fees of approximately $1.9 million. The Company also agreed to pay fees on the closing of the facility and over the term of the warehouse facility totaling approximately $7.1 million, as well as an annual non-usage fee equal to a percentage of the undrawn portion of the warehouse facility.

   As described in the commitment letter, under the repurchase facility, an entity organized by the lender for the purposes of the repurchase facility transaction, referred to as the purchaser, will acquire specified interest-only strips for up to $23.0 million, which amount will be initially adjusted to reflect any pre-closing adjustments to the value of such interest-only strips that may result from distributions on the interest-only strips after September 30, 2004, changes in market conditions or other factors as determined by the purchaser, and may be reduced after the closing in case of a margin payment paid to the purchaser, as described in the repurchase facility. The interest-only strips to be transferred pursuant to this arrangement had an aggregate book value of $86.0 million at September 30, 2004. Subject to certain limitations, the repurchase price of the specified interest-only strips will be secured by the collateral under the warehouse facility, other than the specified interest-only strips necessary for the special purpose trust to satisfy its obligations under the repurchase facility. The repurchase facility will terminate two years after the closing date. The Company has an option to terminate the repurchase facility by repurchasing the specified interest-only strips in whole, but not in part, and paying the applicable exit fee equal to 3% of the repurchase facility amount. The Company's execution of the definitive agreement related to the repurchase facility will require the consent of the lender under its $250.0 million credit facility.

   The commitment letter is subject to, among other things, (i) the approval by the lender's investment committee on or prior to November 5, 2004 and (ii) the execution of definitive agreements not later than November 5, 2004. On November 8, 2004, the lender amended the commitment letter to notify the Company that it had obtained the approval of its investment committee and to extend the deadline for the execution of definitive agreements from November 5, 2004 to November 22, 2004. The Company currently anticipates entering into an interim repurchase facility with this lender which will expire when definitive agreements related to the warehouse facility and the permanent repurchase facility is executed.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT
FACILITIES -- (CONTINUED)

   The availability of the warehouse facility and the repurchase facility, referred to as the facilities, is subject to the satisfaction of certain initial conditions which include, but are not limited to, the following: (i) the Company's receipt of one or more definitive commitments from one or more other new lenders for warehouse funding of at least $100.0 million with a minimum of $30.0 million available for funding newly originated loans; and (ii) the Company's assignment to the lender of a "key man" life insurance policy equal to at least $2.0 million on the life of Mr. Santilli, the Company's Chief Executive Officer, and the Company's agreement to use its best efforts to increase such policy to $5.0 million within six months of the closing date.

   The facilities will also be subject to certain customary and other on-going conditions pursuant to which the Company will be required (i) to maintain at all times an effective registration statement with the SEC for the sale of at least $30.0 million of subordinated debentures; (ii) to maintain the Company's ability to issue and sell its subordinated debentures, except for the inability to issue and sell subordinated debentures for a period of time which shall not exceed three consecutive weeks or two occasions in any 12-month period irrespective of the length of time of any such occasions; (iii) to satisfy all requirements for the continued listing of the Company's common stock on the NASDAQ National Market, with a delisting notification to be considered a default under the facilities subject to the cure period provided in the applicable NASDAQ listing standards; and (iv) during the terms of the facilities, to retain Messrs. Santilli, Ruben and Mandia in their current positions or, if Messrs. Ruben or Mandia cease to hold their current positions of Executive Vice President and Chief Financial Officer, respectively, to secure a replacement employee reasonably satisfactory to the lender.

   The facilities will contain additional conditions, representations, covenants and events of default customary for transactions of this type and similar to those contained in our $250.0 million credit facility, as well as the Company's covenant to maintain additional warehouse facilities for an aggregate of at least $350.0 million. The failure to satisfy any of the initial or on-going conditions contained in the facilities or the loss of servicing rights under more than two of the Company's outstanding securitizations or any warehouse facility will constitute an event of default under the facilities.

   While the Company anticipates that it will close on the facilities with the lender, there can be no assurance that these negotiations will result in definitive agreements or that these agreements, as negotiated, will contain terms and conditions acceptable to it.

   COMMITMENT LETTER RELATED TO $150.0 MILLION WAREHOUSE FACILITY. The Company received a commitment letter dated as of November 1, 2004 for a mortgage warehouse facility from CIT Group/Business Credit, Inc. and Clearwing Capital, LLC, an affiliate of the lender on the Company's $250.0 million credit facility, for the purpose of funding home mortgage loan originations. The commitment letter becomes effective and legally obligates the parties upon the payment of the fees by the Company, as described below, which fees have not been paid to date. The commitment letter provides for a $150.0 million senior secured revolving facility, of which $10.0 million can be utilized to fund newly originated loans. Of the $150.0 million, CIT Group would provide up to approximately $132.0 million as the A Facility and Clearwing would provide up to approximately $18.0 million as the B Facility. The A Facility and B Facility together are referred to as the $150.0 million facility. The $150.0 million facility will expire on October 14, 2006, with a one-year extension of the A Facility after the expiration of the initial term subject to, among other things, the effectiveness of a committed B Facility in an amount and on terms and conditions substantially satisfactory to the A facility lender. The A Facility will have a floating interest rate based upon LIBOR plus a margin, which decreases over the term of the facility, or prime plus a margin of 1.5%. The $150.0 million facility will satisfy the option provided to the lender on the Company's $250.0 million facility which permits this lender to increase the maximum credit amount to $400.0 million and triggers the payment of additional fees to such lender as described below.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT
FACILITIES -- (CONTINUED)

   The A Facility and the B Facility will each be secured by the home mortgage loans which are funded by advances under the $150.0 million facility, as well as all assets, held by a special purpose entity organized to facilitate this transaction, provided, however, that the B Facility will be subordinate to the A Facility. The $150.0 million facility will contain representations and warranties and covenants, events of default and other conditions, which are customary for a facility of this type. The commitment letter and the closing of the $150.0 million facility are subject to such other customary and commercially reasonable terms, including no material adverse condition or change in or affecting the Company's business, operations, property, condition or prospects since June 30, 2004, the Company's receipt of a working capital facility or reverse repurchase line of not less than $23.0 million, cash on hand and available working capital facilities of not less than $40.0 million, delivery of 2004 audited financial statements with an unqualified audit opinion, preparation, execution and delivery of definitive loan documents, completion of due diligence by CIT Group and Clearwing, and execution of a servicing arrangement satisfactory to CIT Group and Clearwing.

   In connection with the execution and effectiveness of the commitment letter, the Company is obligated to pay the lender on the A Facility a work fee to offset its costs and expenses incurred in connection with the facility and a fee of 2.0% of the amount of the A Facility, half of which is due upon the effective date of the commitment letter and the second half upon the closing of the facility. The Company agreed to pay annual collateral management fees to affiliates of the lender on the A Facility over the term of the facility. The Company also agreed to pay the lender on the B Facility: the increase commitment fees provided for in the fee agreement related to our $250.0 million facility of approximately $21.9 million, with approximately $1.4 million payable upon the termination of the facility and the balance payable in equal monthly installments over the term of the facility, a work fee to offset the lender's costs and expenses incurred in connection with the facility, and additional fees of $4.5 million payable in equal monthly installments over the term of the facility.

   The commitment letter terminates on November 30, 2004 if the execution and delivery of definitive agreements does not occur on or before such date. While the Company anticipates that it will close on the $150.0 million facility with the lenders, there can be no assurance that these negotiations will result in definitive agreements or that these agreements, as negotiated, will contain terms and conditions acceptable to it.

   Although after December 3, 2004 the Company expects to have mortgage loan warehouse credit facilities totaling at a minimum $530.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, the Company will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.


   WAIVERS AND AMENDMENTS OF FINANCIAL COVENANTS. As a result of the loss experienced during fiscal 2003, the Company was not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of its principal credit facilities existing at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million). The Company obtained waivers from these covenant provisions from both lenders. Commencing August 21, 2003, the lender under the $50.0 million warehouse credit facility

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT FACILITIES -- (CONTINUED)

(which had been amended in December 2002 to add a letter of credit facility) granted the Company a series of waivers for its non-compliance with a financial covenant in that credit facility through November 30, 2003 and on September 22, 2003, in connection with the creation of the new $200.0 million credit facility on the same date, reduced this facility to an $8.0 million letter of credit facility, which secured the lease on the Company's principal executive office. The letter of credit facility expired according to its terms on December 22, 2003, but the underlying letter of credit was renewed for a one-year term on December 18, 2003. The Company also entered into an amendment to the $200.0 million credit facility which provided for the waiver of its non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. The Company entered into subsequent amendments to this credit facility, which extended the expiration date until October 17, 2003. This facility was paid down in full on October 16, 2003 and expired on October 17, 2003.

   In addition, in light of the losses recorded in the first quarter of fiscal 2005 and in the 2004 fiscal year, the Company requested and obtained waivers or amendments to several credit facilities to address its non-compliance with certain financial covenants.

   On September 22, 2003, the lender under the $200.0 million facility agreed (now $60.0 million) to extend the deadline for the Company's registration statement to be declared effective by the SEC to November 10, 2003. The Company's registration statement was declared effective on November 7, 2003. The lender on the $200.0 million credit facility agreed to extend the date by which the Company was required to close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. The Company subsequently obtained an additional waiver from this lender, which extended this required closing date for obtaining the additional credit facility to October 14, 2003 (this condition was satisfied by the closing of the $250.0 million facility described above). Prior to the closing of the second credit facility, our borrowing capacity on the $200.0 million facility was limited to $80.0 million. The Company entered into two amendments to the sale and servicing agreement with the lender under its $200.0 million facility which clarified the scope of particular financial covenants: one amendment dated as of May 12, 2004 clarified the scope of the financial covenant regarding the maintenance of minimum adjusted tangible net worth; and one amendment dated as of June 30, 2004 clarified the scope of the financial covenant regarding the maintenance of minimum cash and cash equivalents. This lender waived its noncompliance with the minimum net worth requirements at September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. This lender also waived the Company's non-compliance with: the covenant regarding minimum adjusted tangible net worth, for all monthly compliance periods commencing with the month ending April 30, 2004 and continuing through the month ending October 31, 2004; the covenant regarding minimum cash and cash equivalents, for the compliance periods ending December 31, 2003, April 30, 2004, May 31, 2004 and October 31, 2004; the
covenant regarding the ratio of debt to adjusted tangible net worth, for the compliance periods ending September 30, 2004 and October 31, 2004; and the covenant regarding aggregate cash flow from all securitization trusts, for the compliance period ending September 30, 2004.

   The Company has continued to operate on the basis of waivers granted by the lender under this facility to each of these events of noncompliance. The expiration date of this facility was originally September 21, 2004, but through a series of extensions granted by this lender to facilitate the Company's closing and implementation of replacement credit facilities, this facility is now scheduled to expire on December 3, 2004. Consequently, the Company currently anticipates that it will be out of compliance with one or more of the

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


DEFINITIVE AGREEMENTS AND COMMITMENTS RELATED TO NEW CREDIT FACILITIES -- (CONTINUED)

financial covenants contained in this facility at November 30, 2004 and will need an additional waiver for this noncompliance from this lender to continue to operate.

   A provision in the Company's $250.0 million credit facility required the Company to maintain another credit facility for $200.0 million with a $40.0 million sublimit of such facility available for funding newly originated loans. As a result of the reduction of the Company's $200.0 million facility to $100.0 million, as described above, the Company entered into an amendment to the master loan and security agreement governing its $250.0 million facility which reduced the required amount for another facility to $100.0 million. In the event the Company does not extend the $200.0 million (now $60.0 million) facility beyond its December 5, 2004 expiration date, or in the event it does not otherwise enter into definitive agreements with other lenders by December 5, 2004 which satisfy the above-described requirements in the $250.0 million facility for $100.0 million in additional credit facilities and a $40.0 million sublimit for newly originated loans, the Company will need an additional amendment to the $250.0 million facility or a waiver from the lender to continue to operate.



   Because the Company anticipates incurring losses at least through the second quarter of fiscal 2005 and as a result of any non-compliance with other financial covenants, the Company anticipates that it will need to obtain additional waivers. There can be no assurance as to whether or in what form a waiver or modification of these agreements would be granted to the Company.


SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES

   Under a registration statement declared effective by the SEC on November 7, 2003, the Company registered $295.0 million of subordinated debentures. Of the $295.0 million, $77.2 million of debt from this registration statement was available for future issuance as of September 30, 2004.

   On December 1, 2003, the Company mailed an Exchange Offer, referred to as the first exchange offer, to holders of eligible debentures. Holders of such eligible debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. Senior collateralized subordinated notes issued in the exchange have interest rates equal to 10 basis points above the eligible debentures tendered. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for eligible debentures tendered with maturities of less than 12 months, while eligible debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or reduced to 36 months. All other senior collateralized subordinated notes issued in the first exchange offer have maturities equal to the eligible debentures tendered. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the principal balance of the senior collateralized subordinated notes issued in the Exchange Offer plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


8. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES -- (CONTINUED)

determined by the Company on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind the Company's senior indebtedness and all of the Company's other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with the subordinated debentures, and any future subordinated debentures issued by the Company and other unsecured debt.

   On May 14, 2004, the Company mailed an Exchange Offer, referred to as the second exchange offer, to holders of eligible debentures. Holders of such eligible debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. The terms of the second exchange offer were similar to the terms of the first exchange offer, as described above. See Note 9 for the results of the exchange offers through June 30, 2004.

   At September 30, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $401.6 million, of which $146.2 million represented 150% of the principal balance of the senior collateralized subordinated notes outstanding at September 30, 2004.

   The Company's subordinated debentures are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debentures in the event of default following payment to holders of the senior debt.

   In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debentures.

FACILITY FEES

   The Company paid commitment fees and non-usage fees on warehouse lines and operating lines of credit of $8.6 million in the three months ended September 30, 2004 and $23.3 million in the year ended June 30, 2004.


9.  STOCKHOLDERS' EQUITY

EXCHANGE OFFERS


   On December 1, 2003, the Company mailed the first exchange offer to holders of eligible subordinated debentures. On May 14, 2004, the Company mailed the second exchange offer to holders of eligible subordinated debentures. Holders of eligible subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. See Note 8 for a description of the terms of the senior collateralized subordinated notes issued in both exchange offers. See below for a description of the terms of the Series A Preferred Stock.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


9.  STOCKHOLDERS' EQUITY (CONTINUED)


EXCHANGE OFFERS -- (CONTINUED)


   Under the terms of the exchange offers, the following amounts of subordinated debentures were exchanged for shares of Series A preferred stock and senior collateralized subordinated notes (in thousands):


                                                                                                       SHARES OF         SENIOR
                                                                                      SUBORDINATED      SERIES A     COLLATERALIZED
                                                                                       DEBENTURES      PREFERRED      SUBORDINATED
BY CLOSING DATES                                                                        EXCHANGED     STOCK ISSUED    NOTES ISSUED
----------------                                                                       ------------    ------------   --------------
First Exchange Offer:
    December 31, 2003.............................................................      $ 73,554         39,095          $34,459
    February 6, 2004..............................................................        43,673         22,712           20,961
Second Exchange Offer:
    June 30, 2004.................................................................        60,589         31,980           28,609
    July 31, 2004.................................................................        25,414         12,908           12,506
    August 23, 2004...............................................................         5,418          2,741            2,677
                                                                                        --------        -------          -------
    Cumulative results of exchange offers.........................................      $208,648        109,436          $99,212
                                                                                        ========        =======          =======


TERMS OF THE SERIES A PREFERRED STOCK

   General. The Series A Preferred Stock has a par value of $0.001 per share and may be redeemed at the Company's option after the second anniversary of the issuance date at a price equal to the liquidation value plus accrued and unpaid dividends.

   Liquidation Preference. Upon any voluntary or involuntary liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation preference of $1.00 per share, plus accrued and unpaid dividends to the date of liquidation. Based on the shares of Series A Preferred Stock outstanding on September 30, 2004, the liquidation value equals $109.4 million.

   Dividend Payments. Monthly dividend payments will be $0.008334 per share of Series A Preferred Stock (equivalent to $0.10 per share annually or 10% annually of the liquidation value). Payment of dividends on the Series A Preferred Stock is subject to compliance with applicable Delaware state law. Based on the shares of Series A Preferred Stock outstanding on September 30, 2004, the annual dividend requirement equals $10.9 million.

   Conversion into Shares of Common Stock. On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no dividends are paid on the Series A Preferred Stock), each share of the Series A Preferred Stock is convertible at the option of the holder into a number of shares of the Company's common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A Preferred Stock has become convertible due to a failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market value of a share of the Company's common stock (which figure shall not be less than $5.00 per share regardless of the actual market value on the conversion date).

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


9.  STOCKHOLDERS' EQUITY (CONTINUED)

TERMS OF THE SERIES A PREFERRED STOCK -- (CONTINUED)

   Based on the $5.00 per share market value floor and if each share of Series A Preferred Stock issued in the first exchange offer and the second exchange offer converted at the conversion prices listed below, the number of shares of the Company's common stock which would be issued upon conversion follows (shares in thousands):


                                                           AS OF SEPTEMBER 30,
                                                                  2004
                                                         -----------------------
                                                                     CONVERTIBLE
                                                         NUMBER OF   INTO NUMBER
                                                         PREFERRED    OF COMMON
                                                          SHARES        SHARES
                                                         ---------   -----------
Conversion at $1.20 .................................     109,436       26,265
Conversion at $1.30 .................................     109,436       28,453

   As described above, the conversion ratio of the Series A preferred stock increases during the first three years following its issuance, which provides the holders of the Series A preferred stock with a discount on the shares of common stock that will be issued upon conversion. Under guidance issued by the EITF in issue 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," this discount, or beneficial conversion feature, must be valued and amortized to the income statement as additional non-cash preferred dividends over the three-year period that the holders of the Series A preferred stock earn the discount with an offsetting credit to additional paid in capital.

   The Company computed the value of the beneficial conversion feature using the conversion ratio of $1.30 to $5.00, which is the conversion term that is most beneficial to the investor, and would result in the issuance of 24.5 million shares of common stock based on the shares of Series A preferred stock that were issued through June 30, 2004. The value of the beneficial conversion feature equals the excess of the intrinsic value of those 24.5 million shares of common stock at their closing prices on the dates the preferred stock was issued, over the value of the Series A preferred stock on the same dates. The value of the Series A preferred stock was equal to the carrying value of the subordinated debentures exchanged. For closings under the exchange offers through September 30, 2004, the value of the beneficial conversion feature was $11.3 million. During the first three months of fiscal 2005, amortization of $0.9 million was added to the $2.6 million of cash dividends declared resulting in a total charge to the income statement of $3.5 million. During fiscal 2004, amortization of $0.8 million was added to the $2.9 million of cash dividends declared resulting in a total charge to the income statement of $3.7 million. The offset to the charge to the income statement for the amortization of the beneficial conversion feature is recorded to additional paid in capital. Amortization of the total value of the beneficial conversion feature will be $3.6 million in fiscal 2005, $3.8 million in fiscal 2006 and $3.0 million for fiscal 2007.

OTHER

   On May 13, 2004, the Board of Directors declared a 10% stock dividend payable June 8, 2004 to common shareholders of record on May 25, 2004. In conjunction with the Board's resolution, all outstanding stock options and related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings per common share, average common share and stock option amounts presented have been adjusted to reflect the effect of this stock dividend.

   In December 2003, the Company's shareholders approved an increase in the number of shares of authorized common stock from 9.0 million shares to 209.0 million shares and authorized preferred stock from 3.0 million shares to 203.0 million shares. In December 2003 and June 2004, the Company's shareholders also approved the issuance of shares of the Series A preferred stock in connection with the Company's two exchange offers and shares of common stock upon the conversion of the Series A preferred stock.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


10.  INCOME TAXES

   The provision for income taxes consists of the following (in thousands):



                                                             THREE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
CURRENT
    Federal..............................................    $    399   $    873
    State................................................          --         38
                                                             --------   --------
                                                                  399        911
                                                             --------   --------
DEFERRED
    Federal..............................................     (13,988)   (15,679)
    State................................................          --     (1,332)
                                                             --------   --------
                                                              (13,988)   (17,011)
                                                             --------   --------
Total provision for income tax expense (benefit) ........    $(13,589)  $(16,100)
                                                             ========   ========

   There were no tax benefits from the utilization of net operating loss carry forwards in the quarters ended September 30, 2004 and 2003.


   The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):




                                                        SEPTEMBER 30,   JUNE 30,
                                                            2004          2004
                                                        -------------   --------
Deferred income tax assets:
Allowance for credit losses ........................      $    468      $    529
Net operating loss carryforwards ...................       157,613       139,088
Other ..............................................        11,290        11,237
                                                          --------      --------
                                                           169,371       150,854
Less valuation allowance ...........................        36,693        33,394
                                                          --------      --------
                                                           132,678       117,460
                                                          --------      --------
Deferred income tax liabilities:
Interest-only strips and other receivables .........        66,477        58,327
                                                          --------      --------
                                                            66,477        58,327
                                                          --------      --------
Net deferred income tax asset.......................      $ 66,201      $ 59,133
                                                          ========      ========


   The Company's net deferred income tax asset position increased by $7.1 million from $59.1 million at June 30, 2004 to $66.2 million at September 30, 2004. This increase is the result of a federal tax benefit of $13.6 million on the Company's pre-tax loss of $38.8 million offset by a tax expense of $6.5 million on a write up of $18.6 million on the Company's interest-only strips which was recorded as a decrease to other comprehensive income, a component of stockholders' equity. This federal tax benefit increase of $7.1 million will be realized against future federal taxable income. Factors which were considered in determining that it is more likely than not the Company will realize this deferred tax asset included: (i) the circumstances producing the losses for the fourth quarter of fiscal 2003, the year ended June 30, 2004 and the first quarter of fiscal 2005; (ii) the Company's historical profitability prior to the fourth quarter of fiscal 2003; (iii) the anticipated impact that the Company's adjusted business strategy will have on producing more currently taxable income than its previous business strategy produced due to higher loan originations and shifting from securitizations to whole loan sales; (iv) the achievability of anticipated levels of future taxable income under the Company's adjusted business strategy; and (v) the likely utilization of its net operating loss carryforwards.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


10.  INCOME TAXES (CONTINUED)

Additionally, the Company considers tax-planning strategies it can use to increase the likelihood that the deferred income tax asset will be realized.


   In determining that it is more likely than not that the Company would realize its deferred tax asset, adequate funding and liquidity was assumed based on the status of negotiations with credit facility providers. Credit facilities of at a minimum $530.0 million and a repurchase facility of $23.0 million were assumed. In addition to its existing $250.0 million credit facility which has two more years remaining on its term, on November 5, 2004, the Company closed a new credit facility totaling $100.0 million (which can be increased up to $175.0 million from month four through month ten of the facility term at the sole discretion of the lender). As of November 12, 2004, the Company had a commitment letter for a new $150.0 million credit facility, a firm commitment for a new $30.0 million credit facility and a $23.0 million repurchase facility. These facilities are expected to close by November 30, 2004 bringing the Company's total credit facilities to $530.0 million possibly growing to $605.0 million at the sole discretion of one of its lenders. The combination of existing financing and financing scheduled to close before November 30, 2004 provides adequate funding to determine that it is more likely than not that the Company will realize its deferred tax asset.


   The valuation allowance represents the income tax effect of state net operating loss carry forwards less an amount of $5.4 million which it has been determined that it is more likely than not the Company will utilize in the next three years. This $5.4 million benefit will depend on future taxable income from operations and the implementation of state tax planning. The changes in the Company's business strategy from primarily securitizations to a combination of whole loan sales and smaller securitizations will result in a quicker recognition and a higher level of taxable income.

   The Company's net operating loss federal tax benefit of $115.5 million will likewise depend on future taxable income from operations in addition to the reversal of timing differences principally related to existing securitization assets with full net operating loss utilization primarily within two years.

   A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):


                                                        SEPTEMBER 30,   JUNE 30,
                                                            2004          2004
                                                        -------------   --------
Federal income tax at statutory rates ..............      $(13,589)     $(62,903)
Nondeductible items ................................             9            35
Other, net .........................................            (9)       (5,426)
                                                          --------      --------
                                                          $(13,589)     $(68,294)
                                                          ========      ========



   For financial tax reporting, the Company had a pre-tax loss of $38.8 million on which a benefit of $13.6 million was recorded. This is a reduction of $4.1 million from the $17.7 million for the three months ended June 30, 2004 as a result of an $8.0 million reduction in the Company's pre-tax loss as well as a decrease in its effective tax rate from 38% in fiscal 2004 to 35% in fiscal 2005. The Company has net Federal operating loss carry forwards aggregating approximately $324.0 million available to reduce future Federal income taxes as of September 30, 2004 which will begin to expire in 2019. The Company has net state operating losses of $146.4 million as of September 30, 2004 which will expire in 20 years.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


11.  COMMITMENTS AND CONTINGENCIES


OPERATING LEASES


   As of September 30, 2004, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):

                                       YEAR-ENDING SEPTEMBER 30,
                 ---------------------------------------------------------------------
                 2005.................................................................    $ 5,763
                 2006.................................................................      5,630
                 2007.................................................................      5,454
                 2008.................................................................      5,486
                 2009.................................................................      5,344
                 Thereafter...........................................................     25,153
                                                                                          -------
                                                                                          $52,830
                                                                                          =======


   Rent expense for leased property was $1.4 million and $1.6 million, respectively, for the quarter-ended September 30, 2004 and 2003.

PERIODIC ADVANCE GUARANTEES


   As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if it deems that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.


   The Company adopted FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance, the Company is carrying on its balance sheet a $0.7 million liability for its obligations to the ABFS 2003-1 securitization trust, which was created in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

RECOURSE ON WHOLE LOAN SALES

   The Company's whole loan sale agreements with purchasers may include recourse provisions obligating it to repurchase loans at the sales price in the event of unfavorable delinquency performance on the loans sold or to refund premiums if a sold loan prepays. The duration of these obligations typically ranges from 60 days to one year from the date of the loan sale. Premium refund obligations typically decline monthly over the obligation period. The Company reserves for these premium obligations at the time of sale through an expense charge against the gain on sale. The amount of the reserve is calculated based on the expected near term delinquency and prepayment performance of the sold loans and the premiums received at the time of sale. During the three months ended September 30, 2004, the Company did not repurchase any loans under recourse provisions. During the three months ended September 30, 2004, the Company refunded $242 thousand of premiums on loans which prepaid.
At September 30, 2004, the reserve for repurchase and payoff obligations of premiums received, included in miscellaneous liabilities on the balance sheet, was $446 thousand.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)


RECOURSE ON WHOLE LOAN SALES -- (CONTINUED)


   The following table details the activity in the Company's reserve for premium obligations for the three months ended September 30, 2004 (dollars in thousands):


          Beginning Balance ................................    $    307
          Additions to the reserve recorded as reductions of
              gains on sale of loans .......................         381
          Premiums refunded ................................        (242)
                                                                ---------
          Ending Balance ...................................    $    446
                                                                =========

   The following table details as of September 30, 2004, the aggregate principal balance of loans which the Company has sold with recourse that are still subject to recourse provisions and the quarter during which its recourse obligations on those loans mature (dollars in thousands):


             QUARTER ENDED                                                  PRINCIPAL BALANCE
             -------------                                                  -----------------
             December 31, 2004..........................................        $378,960
             March 31, 2005.............................................         150,608
             June 30, 2005..............................................         102,861
             September 30, 2005.........................................         148,475
                                                                                --------
                                                                                $780,904
                                                                                ========

OTHER

   State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although the Company believes that these fees were fair and in compliance with applicable federal and state laws, in April 2002, the Company agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for their costs of investigation and for future public protection purposes. The Company discontinued charging this particular fee in mid-February 2001. The Company has satisfied the monetary commitments and obligations to the Pennsylvania Attorney General. The reserve, which the Company previously established, was adequate to cover the resolution of this matter. By way of further example, on December 22, 2003, the Company entered into a Joint Agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ended the inquiry by the U.S. Attorney initiated pursuant to the civil subpoena dated May 14, 2003. The U.S. Attorney's inquiry focused on the Company's forbearance policies, primarily on its practice of requesting a borrower who entered into forbearance agreement to execute a deed in lieu of foreclosure. In response to the inquiry and as part of the Joint Agreement, the Company, among other things, adopted a revised forbearance policy, which became effective on November 19, 2003 and agreed to make an $80 thousand contribution to one or more housing counseling organizations approved by the U.S. Department of Housing and Urban Development. $40 thousand of this pledged amount has been contributed, with the balance being due in 2005. The Company does not believe that the Joint Agreement with the U.S. Attorney has had a significant impact on its operations. As a result of these initiatives, the Company is unable to predict whether state, local or federal authorities will require changes in the Company's lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on the Company's profitability.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


12.  DERIVATIVE FINANCIAL INSTRUMENTS


HEDGE ACCOUNTING


   From time to time, the Company utilizes derivative financial instruments in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the terms and pricing for a whole loan sale are fixed or the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced. Generally, the period between loan origination and pricing for whole loan sales is less than 45 days and the period between loan origination and pricing of the pass-through interest rate is less than three months. The types of derivative financial instruments the Company uses to mitigate the effects of changes in fair value of its loans due to interest rate changes may include interest rate swaps, futures and forward contracts, including forward sale agreements. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

TRADE ACCOUNTING

   Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts, which were not designated or qualified as accounting hedges in accordance with SFAS No. 133. In these cases the derivative contracts are recorded as an asset or liability on the balance sheet at fair value and gains and losses are included in the income statement.


(GAINS) AND LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS


   The following table summarizes gains and (losses) on derivative financial instruments and gains and losses on hedged loans for the three months ended September 30, 2004 and 2004 (in thousands):


                                                                  THREE MONTHS
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                                                ----------------
                                                                   2004    2003
                                                                -------   ------
Hedge accounting:
 Gains (losses) on derivatives .............................    $  (652)  $   --
 Gains (losses) on hedged loans ............................        632       --
Trade accounting - gains (losses) on derivatives:
 Related to pipeline .......................................     (1,969)      --
 Related to whole loan sales ...............................         --    5,097
 Related to interest-only strips ...........................         --       11
                                                                -------   ------
Total gains and (losses)                                        $(1,989)  $5,108
                                                                =======   ======


CASH FLOW ON DERIVATIVE FINANCIAL INSTRUMENTS


                                                                 THREE MONTHS
                                                                    ENDED
                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                  2004     2003
                                                               -------   -------
Amount settled in cash - received (paid):
 Hedge accounting .........................................    $  (773)  $    --
 Trade accounting .........................................     (2,838)   (1,378)
                                                               -------   -------
Total amount settled in cash - received (paid)                 $(3,611)  $(1,378)
                                                               =======   =======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


12.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)


DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING


   At September 30, 2004 and June 30, 2004, the notional amounts of forward sale agreements and Eurodollar futures contracts accounted for as hedges and related unrealized gains and losses recorded as assets or liabilities on the balance sheet were as follows (in thousands):


                                                                                       SEPTEMBER 30, 2004        JUNE 30, 2004
                                                                                     ---------------------    ---------------------
                                                                                    NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                                                      AMOUNT          GAIN      AMOUNT       (LOSS)
                                                                                    --------    ----------    --------   ----------
Forward sale agreement ..........................................................   $360,358       $ --       $275,000      $  --
Eurodollar futures contracts ....................................................   $     --       $ --       $ 27,962      $(103)


   At September 30, 2004 and June 30, 2004, outstanding Eurodollar futures contracts used to manage interest rate risk on loans in our pipeline and associated unrealized gains and unrealized losses recorded as assets and liabilities on the balance sheet were as follows (in thousands):

                                                                                       SEPTEMBER 30, 2004         JUNE 30, 2004
                                                                                     ---------------------    ---------------------
                                                                                    NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                                                      AMOUNT          GAIN      AMOUNT       (LOSS)
                                                                                    --------    ----------    --------   ----------
Eurodollar futures contracts ....................................................    $10,000       $  2       $202,038      $(851)

   The sensitivity of the Eurodollar futures contracts held as trading as of September 30, 2004 to a 0.1% change in market interest rates is $2 thousand.

   The Company had an interest rate swap contract, which was not designated as an accounting hedge, designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. This contract matured in April 2004. Unrealized gains and losses on the interest rate swap contract were due to changes in the interest rate swap yield curve during the periods the contract was in place. Net gains and losses on this interest rate swap contract included the amount of cash settlement with the contract counter party each period. Net gains and losses on this interest rate swap contract for the three months ended September 30, 2003 were as follows (in thousands):

Unrealized gain on interest rate swap contract .........................   $ 177
Cash interest paid on interest rate swap contract ......................    (166)
                                                                           -----
Net gain (loss) on interest rate swap contract .........................   $  11
                                                                           =====

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


13.  RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

                                                              THREE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
                                                                 (in thousands
                                                               except per share
                                                                     data)
(Numerator)
EARNINGS (LOSS)
Net income (loss) attributable to common shares .........    $(28,712)  $(26,268)
                                                             ========   ========
(Denominator)
Average Common Shares:
 Average common shares outstanding ......................       3,598      3,242
 Average potentially dilutive shares ....................         (a)        (b)
                                                             --------   --------
 Average common and potentially dilutive shares .........       3,598      3,242
                                                             ========   ========
EARNINGS (LOSS) PER COMMON SHARE:
 Basic:                                                      $  (7.98)  $  (8.10)
 Diluted:                                                    $  (7.98)  $  (8.10)



---------------
(a) 22,252,297 shares were not dilutive in the three months ended September 30, 2004 but these shares may become dilutive in future periods.
(b) 58,219 shares were not dilutive in the three months ended September 30, 2003 but these shares may become dilutive in future periods.


14.  SEGMENT INFORMATION


   The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.


   The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home mortgage loans typically to credit-impaired borrowers and loans secured by one-to-four family residential real estate.


   The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.


   The Treasury and Funding segment offers the Company's subordinated debenture securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.


   The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

   The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

   Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                               SEPTEMBER 30, 2004


14.  SEGMENT INFORMATION (CONTINUED)

                                                                     THREE MONTHS ENDED SEPTEMBER 30, 2004
                                                  ---------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION       FUNDING     SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                               (in thousands)
External revenues:
 Gain on sale of loans:
   Securitizations............................     $     --       $     --      $    --      $     --     $      --     $       --
   Whole loan sales...........................        6,119             --           --            --            --          6,119
 Interest income .............................        4,833              5         (115)        8,678            --         13,401
 Non-interest income .........................        2,608              1        7,420            --        (6,440)         3,589
Inter-segment revenues .......................           --         14,501           --        16,057       (30,558)            --
Operating expenses:
 Interest expense ............................        5,650         15,653          100        11,253       (14,501)        18,155
 Non-interest expense ........................       19,797          2,989        6,974        12,539            --         42,299
 Depreciation and amortization ...............          332             20          157           943            --          1,452
 Interest-only strips valuation adjustment ...           --             --           --            29            --             29
Inter-segment expense ........................       22,497             --           --            --       (22,497)            --
Income tax expense (benefit) .................      (12,151)        (1,454)          26           (10)           --        (13,589)
                                                   --------       --------      -------      --------     ---------     ----------
Income (loss) before dividends on preferred
  stock.......................................     $(22,565)      $ (2,701)     $    48      $    (19)    $      --     $  (25,237)
                                                   ========       ========      =======      ========     =========     ==========
Segment assets ...............................     $389,486       $178,684      $69,737      $603,108     $(157,619)    $1,083,396
                                                   ========       ========      =======      ========     =========     ==========


                                                                     THREE MONTHS ENDED SEPTEMBER 30, 2003
                                                  ---------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION       FUNDING     SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                (in thousands)
External revenues:
 Gain on sale of loans:
   Securitizations............................     $    799       $     --      $    --      $     --     $      --      $    799
   Whole loan sales...........................        2,921             --           --            --            --         2,921
 Interest income .............................        3,562              7          136        11,318            --        15,023
 Non-interest income .........................          519             --       13,219            86       (12,366)        1,458
Inter-segment revenues .......................           --         18,078                      9,553       (27,631)           --
Operating expenses:
 Interest expense ............................        6,651         16,106         (272)       12,411       (18,078)       16,818
 Non-interest expense ........................       18,057         (3,582)      11,296         7,423            --        33,194
 Depreciation and amortization ...............          594             16           29         1,123            --         1,762
 Interest-only strips valuation adjustment ...           --             --           --        10,795            --        10,795
Inter-segment expense ........................       21,919             --           --            --       (21,919)           --
Income tax expense (benefit) .................      (14,980)         2,107          875        (4,102)           --       (16,100)
                                                   --------       --------      -------      --------     ---------      --------
Income (loss) before dividends on preferred
  stock.......................................     $(24,440)      $  3,438      $ 1,427      $ (6,693)    $      --      $(26,268)
                                                   ========       ========      =======      ========     =========      ========
Segment assets ...............................     $214,822       $222,497      $96,277      $535,146     $(118,236)     $950,506
                                                   ========       ========      =======      ========     =========      ========

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

American Business Financial Services, Inc.

Philadelphia, Pennsylvania

   We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flow for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 2004 and 2003, and the consolidated results of their operations and their cash flow for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman LLP


BDO Seidman LLP
Philadelphia, Pennsylvania
October 8, 2004

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                         (dollar amounts in thousands)



                                                                 JUNE 30,
                                                         -----------------------
                                                            2004         2003
                                                         ----------   ----------
ASSETS
Cash and cash equivalents ...........................    $      910   $   36,590
Restricted cash .....................................        13,307       10,885
Loan and lease receivables:
 Loans available for sale ...........................       304,275      263,419
 Non-accrual loans (net of allowance for credit
   losses of $121 at June 30, 2004 and $195 at
   June 30, 2003)....................................         1,993        3,999
 Lease receivables (net of allowance for credit
   losses of $170 at June 30, 2003)..................            --        3,984
Interest and fees receivable ........................        18,089       10,838
Deferment and forbearance advances receivable  ......         6,249        4,341
Loans subject to repurchase rights ..................        38,984       23,761
Interest-only strips (includes the fair value of
  overcollateralization related cash flows of
  $216,926 and $279,245 at June 30, 2004 and 2003)...       459,086      598,278
Servicing rights ....................................        73,738      119,291
Deferred income tax asset ...........................        59,133           --
Property and equipment, net .........................        26,047       23,302
Prepaid expenses ....................................        13,511        3,477
Receivable for sold loans  ..........................            --       26,734
Other assets ........................................        27,548       30,452
                                                         ----------   ----------
TOTAL ASSETS ........................................    $1,042,870   $1,159,351
                                                         ==========   ==========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                         (dollar amounts in thousands)



                                                                 JUNE 30,
                                                         -----------------------
                                                             2004        2003
                                                         ----------   ----------
LIABILITIES
Subordinated debentures .............................    $  522,609   $  719,540
Senior collateralized subordinated notes ............        83,639           --
Warehouse lines and other notes payable .............       241,200      212,916
Accrued interest payable ............................        37,675       45,448
Accounts payable and accrued expenses ...............        28,096       30,352
Liability for loans subject to repurchase rights ....        45,864       27,954
Deferred income tax liability .......................            --       17,036
Other liabilities ...................................        71,872       64,036
                                                         ----------   ----------
Total liabilities ...................................     1,030,955    1,117,282
                                                         ==========   ==========
STOCKHOLDERS' EQUITY
Preferred stock, par value $.001, liquidation
  preference of $1.00 per share plus accrued and
  unpaid dividends to the date of liquidation,
  authorized, 203,000,000 shares at June 30, 2004 and
  3,000,000 shares at June 30, 2003; Issued:
  93,787,111 shares of Series A at June 30, 2004.....            94           --
Common stock, par value $.001, authorized shares
  209,000,000 at June 30, 2004 and 9,000,000 at June
  30, 2003; Issued: 3,653,165 shares in 2004 and
  3,653,165 shares in 2003 (including Treasury shares
  of 54,823 in 2004 and 411,584 in 2003).............             4            4
Additional paid-in capital ..........................       107,241       23,985
Accumulated other comprehensive income ..............         4,596       14,540
Unearned compensation ...............................          (495)          --
Stock awards outstanding ............................            95           --
Retained earnings (deficit) .........................       (98,324)      13,104
Treasury stock, at cost .............................          (696)      (8,964)
                                                         ----------   ----------
                                                             12,515       42,669
Note receivable .....................................          (600)        (600)
                                                         ----------   ----------
Total stockholders' equity ..........................        11,915       42,069
                                                         ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..........    $1,042,870   $1,159,351
                                                         ==========   ==========




                See accompanying notes to financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (amounts in thousands except per share data)



                                                                                                          YEAR ENDED JUNE 30,
                                                                                                   --------------------------------
                                                                                                      2004        2003       2002
                                                                                                   ---------    --------   --------
REVENUES
Gain on sale of loans:
 Securitizations...............................................................................    $  15,107    $171,212   $185,960
 Whole loan sales..............................................................................       20,044         655      2,448
Interest and fees..............................................................................       17,732      19,395     18,890
Interest accretion on interest-only strips.....................................................       40,176      47,347     35,386
Servicing income...............................................................................        4,850       3,049      5,483
Other income...................................................................................          482          10        114
                                                                                                   ---------    --------   --------
Total revenues.................................................................................       98,391     241,668    248,281
                                                                                                   ---------    --------   --------
EXPENSES
Interest.......................................................................................       68,138      68,098     68,683
Provision for credit losses....................................................................        3,466       1,802      3,825
Loss provided for repurchased Loans............................................................       12,142       5,013      3,012
Employee related costs.........................................................................       50,026      41,601     36,313
Sales and marketing............................................................................       15,734      27,773     25,958
(Gains) and losses on derivative financial instruments.........................................       (2,561)      5,037      1,022
General and administrative.....................................................................       84,718      96,182     73,865
Securitization assets valuation adjustment.....................................................       46,450      45,182     22,053
                                                                                                   ---------    --------   --------
Total expenses.................................................................................      278,113     290,688    234,731
                                                                                                   ---------    --------   --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES................................................     (179,722)    (49,020)    13,550
Provision for income taxes (benefit) ..........................................................      (68,294)    (19,118)     5,691
                                                                                                   ---------    --------   --------
INCOME (LOSS) BEFORE DIVIDENDS ON PREFERRED STOCK..............................................     (111,428)    (29,902)     7,859
Dividends on preferred stock...................................................................        3,718          --         --
                                                                                                   ---------    --------   --------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCK.................................................    $(115,146)   $(29,902)  $  7,859
                                                                                                   =========    ========   ========
EARNINGS (LOSS) PER COMMON SHARE:
 Basic.........................................................................................    $  (34.07)   $  (9.32)  $   2.44
                                                                                                   =========    ========   ========
 Diluted.......................................................................................    $  (34.07)   $  (9.32)  $   2.26
                                                                                                   =========    ========   ========
AVERAGE COMMON SHARES:
 Basic.........................................................................................        3,380       3,210      3,227
                                                                                                   =========    ========   ========
 Diluted.......................................................................................        3,380       3,210      3,471
                                                                                                   =========    ========   ========



                See accompanying notes to financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (amounts in thousands)



                                                           PREFERRED STOCK           COMMON STOCK
                                                         --------------------    --------------------                  ACCUMULATED
                                                         NUMBER OF               NUMBER OF               ADDITIONAL       OTHER
                                                           SHARES                  SHARES                 PAID-IN     COMPREHENSIVE
                                                        OUTSTANDING    AMOUNT   OUTSTANDING    AMOUNT     CAPITAL         INCOME
                                                        -----------    ------   -----------    ------    ----------   -------------
Balance, June 30, 2001 ..............................          --       $--        3,593         $ 4      $ 23,984       $10,337
Comprehensive income:
 Net income .........................................          --        --           --          --            --            --
 Unrealized gains on interest-only strips, net of tax          --        --           --          --            --         1,142
                                                           ------       ---        -----         ---      --------       -------
Total comprehensive income ..........................          --        --           --          --            --         1,142
Stock dividend (10% of outstanding shares) ..........          --        --           --          --            --            --
Cash dividends ($0.28 per share) ....................          --        --           --          --            --            --
Repurchase of treasury shares .......................          --        --         (466)         --            --            --
Exercise of stock options ...........................          --        --            1          --             1            --
                                                           ------       ---        -----         ---      --------       -------
Balance, June 30, 2002 ..............................          --        --        3,128           4        23,985        11,479
Comprehensive income (loss):
 Net loss ...........................................          --        --           --          --            --            --
 Unrealized gains on interest-only strips, net of tax          --        --           --          --            --         3,061
                                                           ------       ---        -----         ---      --------       -------
Total comprehensive income (loss) ...................          --        --           --          --            --         3,061
Exercise of non employee stock options ..............          --        --           63          --            --            --
Exercise of employee stock options ..................          --        --            5          --            --            --
Shares issued to employees ..........................          --        --           42          --            --            --
Shares issued to directors ..........................          --        --            4          --            --            --
Stock dividend (10% of outstanding shares) ..........          --        --           --          --            --            --
Cash dividends ($0.32 per share) ....................          --        --           --          --            --            --
                                                           ------       ---        -----         ---      --------       -------
Balance, June 30, 2003 ..............................          --        --        3,242           4        23,985        14,540
COMPREHENSIVE INCOME (LOSS):
 NET LOSS ...........................................          --        --           --          --            --            --
 RECLASSIFICATION ADJUSTMENT, NET OF TAX.............          --        --           --          --            --        (1,302)
 UNREALIZED LOSS ON INTEREST-ONLY STRIPS, NET OF TAX.          --        --           --          --            --        (8,642)
                                                           ------       ---        -----         ---      --------       -------
TOTAL COMPREHENSIVE INCOME (LOSS) ...................          --        --           --          --            --        (9,944)
ISSUANCE OF PREFERRED STOCK .........................      93,787        94           --          --        92,981            --
ISSUANCE OF RESTRICTED STOCK ........................          --        --          220          --        (1,548)           --
VESTING OF RESTRICTED STOCK (110,000 SHARES) ........          --        --           --          --            --            --
EMPLOYEE STOCK GRANT ................................          --        --          136          --        (1,287)           --
STOCK AWARDS OUTSTANDING ............................          --        --           --          --            --            --
STOCK DIVIDEND (10% OF OUTSTANDING SHARES) ..........          --        --           --          --        (3,993)           --
CASH DIVIDENDS DECLARED ON PREFERRED STOCK ($0.05
  PER SHARE).........................................          --        --           --          --        (2,897)           --
PREFERRED STOCK BENEFICIAL CONVERSION FEATURE:
 AMORTIZATION OF BENEFICIAL CONVERSION FEATURE ......          --        --           --          --           821            --
 NON-CASH PREFERRED DIVIDEND ........................          --        --           --          --          (821)           --
                                                           ------       ---        -----         ---      --------       -------
BALANCE, JUNE 30, 2004 ..............................      93,787       $94        3,598         $ 4      $107,241       $ 4,596
                                                           ======       ===        =====         ===      ========       =======


                See accompanying notes to financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- (CONTINUED)
                             (amounts in thousands)



                                                                     STOCK                                                TOTAL
                                                    UNEARNED        AWARDS       RETAINED    TREASURY       NOTE      STOCKHOLDERS'
                                                  COMPENSATION    OUTSTANDING    EARNINGS      STOCK     RECEIVABLE       EQUITY
                                                  ------------    -----------   ---------    --------    ----------   -------------
Balance, June 30, 2001 ........................       $  --           $--       $  43,922    $(10,785)     $(600)       $  66,862
Comprehensive income:
 Net income ...................................          --            --           7,859          --         --            7,859
 Unrealized gains on interest-only strips,
   net of tax..................................          --            --              --          --         --            1,142
                                                      -----           ---       ---------    --------      -----        ---------
Total comprehensive income ....................          --            --           7,859          --         --            9,001
Stock dividend (10% of outstanding shares) ....          --            --          (2,979)      2,979         --               --
Cash dividends ($0.28 per share) ..............          --            --            (834)         --         --             (834)
Repurchase of treasury shares .................          --            --              --      (5,652)        --           (5,652)
Exercise of stock options .....................          --            --              --          --         --                1
                                                      -----           ---       ---------    --------      -----        ---------
Balance, June 30, 2002 ........................          --            --          47,968     (13,458)      (600)          69,378
Comprehensive income (loss):
 Net loss .....................................          --            --         (29,902)         --         --          (29,902)
 Unrealized gains on interest-only strips,
   net of tax..................................          --            --              --          --         --            3,061
                                                      -----           ---       ---------    --------      -----        ---------
Total comprehensive income (loss) .............          --            --         (29,902)         --         --          (26,841)
Exercise of non employee stock options ........          --            --            (569)        619         --               50
Exercise of employee stock options ............          --            --             (31)         51         --               20
Shares issued to employees ....................          --            --            (119)        492         --              373
Shares issued to directors ....................          --            --             (28)         51         --               23
Stock dividend (10% of outstanding shares) ....          --            --          (3,281)      3,281         --               --
Cash dividends ($0.32 per share) ..............          --            --            (934)         --         --             (934)
                                                      -----           ---       ---------    --------      -----        ---------
Balance, June 30, 2003 ........................          --            --          13,104      (8,964)      (600)          42,069
COMPREHENSIVE INCOME (LOSS):
 NET LOSS .....................................          --            --        (111,428)         --         --         (111,428)
 RECLASSIFICATION ADJUSTMENT, NET OF TAX.......          --            --              --          --         --           (1,302)
 UNREALIZED LOSS ON INTEREST-ONLY STRIPS,
   NET OF TAX .................................          --            --              --          --         --           (8,642)
                                                      -----           ---       ---------    --------      -----        ---------
TOTAL COMPREHENSIVE INCOME (LOSS) .............          --            --        (111,428)         --         --         (121,372)
ISSUANCE OF PREFERRED STOCK ...................          --            --              --          --         --           93,075
ISSUANCE OF RESTRICTED STOCK ..................        (990)           --              --       2,538         --               --
VESTING OF RESTRICTED STOCK (110,000 SHARES) ..         495            --              --          --         --              495
EMPLOYEE STOCK GRANT ..........................          --            --              --       1,737         --              450
STOCK AWARDS OUTSTANDING ......................          --            95              --          --         --               95
STOCK DIVIDEND (10% OF OUTSTANDING SHARES) ....          --            --              --       3,993         --               --
CASH DIVIDENDS DECLARED ON PREFERRED STOCK
  ($0.05 PER SHARE)............................          --            --              --          --         --           (2,897)
PREFERRED STOCK BENEFICIAL CONVERSION FEATURE:
 AMORTIZATION OF BENEFICIAL CONVERSION
   FEATURE.....................................          --            --              --          --         --              821
 NON-CASH PREFERRED DIVIDEND ..................          --            --              --          --         --             (821)
                                                      -----           ---       ---------    --------      -----        ---------
BALANCE, JUNE 30, 2004 ........................       $(495)          $95       $ (98,324)   $   (696)     $(600)       $  11,915
                                                      =====           ===       =========    ========      =====        =========

                See accompanying notes to financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                             (amounts in thousands)



                                                                                                       YEAR ENDED JUNE 30,
                                                                                           ----------------------------------------
                                                                                                2004          2003          2002
                                                                                           -----------    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) .....................................................................    $  (111,428)   $   (29,902)  $     7,859
Adjustments to reconcile net income (loss) to net cash used in operating activities:
   Gain on sales of loans..............................................................        (35,151)      (171,868)     (188,408)
   Depreciation and amortization ......................................................         48,481         53,614        40,615
   Interest accretion on interest-only strips..........................................        (40,176)       (47,347)      (35,386)
   Securitization assets valuation adjustment..........................................         46,450         45,182        22,053
   Provision for credit losses.........................................................          3,466          1,803         3,825
   Loss provided for repurchased loans.................................................         12,142          5,013         3,012
Loans and leases originated for sale...................................................     (1,058,557)    (1,732,346)   (1,434,176)
Proceeds from sale of loans and leases.................................................      1,014,914      1,463,714     1,452,999
Principal payments on loans and leases.................................................         26,169         19,136        12,654
(Increase) decrease in accrued interest and fees on loan and lease receivables.........         (9,159)        (2,887)        4,257
Purchase of initial overcollateralization on securitized loans ........................             --        (10,641)           --
Required purchase of additional overcollateralization on securitized loans.............        (27,334)       (73,253)      (47,271)
Cash flow from interest-only strips....................................................        178,457        160,417       100,692
Increase (decrease) in prepaid expenses................................................        (10,034)           163          (183)
(Decrease) increase in accrued interest payable........................................         (7,773)         2,379        10,370
(Decrease) increase in accounts payable and accrued expenses...........................         (2,758)        17,037         5,366
Accrued interest payable reinvested in subordinated debentures.........................         38,328         38,325        31,706
(Decrease) increase in deferred income taxes...........................................        (70,814)       (22,185)        4,595
Increase (decrease) in loans in process................................................         11,467          5,321           736
(Payments) on derivative financial instruments.........................................           (838)        (8,750)       (9,667)
Other, net.............................................................................            970          1,700         1,045
                                                                                           -----------    -----------   -----------
Net cash provided by (used in) operating activities....................................          6,822       (285,375)      (13,307)
                                                                                           -----------    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net................................................         (9,883)       (12,450)       (4,472)
Principal receipts and maturity of investments.........................................             42             36            28
                                                                                           -----------    -----------   -----------
Net cash used in investing activities..................................................         (9,841)       (12,414)       (4,444)
                                                                                           -----------    -----------   -----------


          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOW -- (CONTINUED)
                             (amounts in thousands)

                                                                                                          YEAR ENDED JUNE 30,
                                                                                                 ----------------------------------
                                                                                                    2004        2003         2002
                                                                                                 ---------    ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of subordinated debentures............................................    $ 166,034    $ 181,500   $ 224,062
Redemptions of subordinated debentures.......................................................     (223,443)    (156,005)   (137,998)
Net borrowings (repayments) on revolving lines of credit.....................................       53,636      179,594     (34,077)
Principal payments on lease funding facility.................................................           --       (2,129)     (3,345)
Principal payments under capital lease obligations...........................................         (319)        (213)         --
Net borrowings (repayments) of other notes payable...........................................      (26,158)      26,158      (5,156)
Financing costs incurred.....................................................................       (2,170)        (841)     (1,743)
Exercise of employee stock options...........................................................           --           20           1
Exercise of non-employee stock options.......................................................           --           50          --
Lease incentive receipts.....................................................................        4,562        9,465          --
Cash dividends paid on common stock..........................................................           --         (934)       (834)
Cash dividends paid on preferred stock.......................................................       (2,381)          --          --
Repurchase of treasury stock.................................................................           --           --      (5,652)
                                                                                                 ---------    ---------   ---------
Net cash (used in) provided by financing activities..........................................      (30,239)     236,665      35,258
                                                                                                 ---------    ---------   ---------
Net (decrease) increase in cash and cash equivalents and restricted cash.....................      (33,258)     (61,124)     17,507
Cash and cash equivalents and restricted cash at beginning of year...........................       47,475      108,599      91,092
                                                                                                 ---------    ---------   ---------
Cash and cash equivalents and restricted cash at end of year.................................    $  14,217    $  47,475   $ 108,599
                                                                                                 =========    =========   =========
SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
   Interest..................................................................................    $  37,583    $  27,394   $  26,729
   Income taxes..............................................................................    $     752    $     787   $   1,511
Noncash transaction recorded in the acquisitions of mortgage broker operations:
   Increase in warehouse lines and other notes payable.......................................    $   1,125    $      --   $      --
   Increase in accounts payable and other accrued expenses...................................    $     107    $      --   $      --
   Increase in other assets..................................................................    $   1,232    $      --   $      --
Noncash transaction recorded for conversion of subordinated debentures into preferred stock and senior collateralized subordinated notes:
   Decrease in subordinated debentures.......................................................    $ 177,426    $      --   $      --
   Increase in senior collateralized subordinated notes......................................    $  83,639    $      --   $      --
   Increase in preferred stock...............................................................    $      94    $      --   $      --
   Increase in additional paid-in capital....................................................    $  93,693    $      --   $      --
Noncash transaction recorded for capitalized lease agreement:
   Increase in property and equipment........................................................    $      --    $  (1,020)  $      --
   Increase in warehouse lines and other notes payable.......................................    $      --    $   1,020   $      --




                See accompanying notes to financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

   American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a financial services organization operating predominantly in the eastern and central portions of the United States. The Company originates, sells and services business purpose loans and home mortgage loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home mortgage loans from other financial institutions through the Bank Alliance Services program.

   Historically, the Company's loans primarily consisted of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. The Company's recent business strategy adjustments include increasing loan originations by offering adjustable rate loans and purchase money mortgage loans. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to the Company's products and services. The Company originates loans through a combination of channels including a national processing center located at its centralized operating office in Philadelphia, Pennsylvania and a network of mortgage brokers. During fiscal 2004, the Company acquired broker operations in West Hills, California and Austin, Texas and opened new offices in Edgewater, Maryland and Irvine, California to support the Company's broker operations. The Company's centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003 the Company also originated home equity loans through several direct retail branch offices. Effective June 30, 2003, the Company discontinued originating loans through direct retail branch offices. The Company's loan servicing and collection activities were performed at our Bala Cynwyd, Pennsylvania office, and were relocated to our Philadelphia office on July 12, 2004.

   In addition, the Company offers subordinated debentures to the public, the proceeds of which are used for repayment of existing debt, loan originations, operations (including repurchases of delinquent assets from securitization trusts and funding loan overcollateralization requirements under its credit facilities), investments in systems and technology and for general corporate purposes.

BUSINESS CONDITIONS

   GENERAL. For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debentures, borrowings under warehouse credit facilities or lines of credit and it also depends on the sale of loans on a whole loan basis or through publicly underwritten or privately-placed securitizations. If the Company is unable to renew or obtain adequate funding on acceptable terms through its sale of subordinated debentures or under a warehouse credit facility, or other borrowings, or if it is unable to sell or securitize its loans, the lack of adequate funds would adversely impact liquidity and result in continued losses or reduce profitability. To the extent that the Company is not successful in replacing existing subordinated debentures and senior collateralized subordinated notes upon maturity, maintaining adequate warehouse credit facilities or lines of credit to fund increasing loan originations, or securitizing and selling its loans, it may have to limit future loan originations and restructure its operations. Limiting loan originations or restructuring operations could impair the Company's ability to repay subordinated debentures and senior collateralized subordinated notes at maturity and may result in continued losses.

   The Company has historically experienced negative cash flow from operations since 1996 primarily because, in general, its business strategy of selling loans through securitizations had not generated cash flow immediately. However, during fiscal 2004, the Company experienced positive cash flow from operations of $6.8 million, primarily due to sales of loans on a whole loan basis it originated in fiscal 2003. The following table compares the principal amount of loans sold in whole loan sales during the year ended June 30, 2004, to the amount of loans originated during the same period (in thousands):

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)


                                                         WHOLE LOAN      LOANS
QUARTER ENDED                                              SALES      ORIGINATED
-------------                                            ----------   ----------
September 30, 2003 ..................................     $245,203     $124,052
December 31, 2003 ...................................        7,975(a)   103,084
March 31, 2004 ......................................      228,629      241,449
June 30, 2004 .......................................      326,571      514,095
                                                          --------     --------
Total for year ended June 30, 2004 ..................     $808,378     $982,680
                                                          ========     ========

---------------
(a) During the quarter ended December 31, 2003, the Company completed a securitization of $173.5 million of mortgage loans.

   For the fiscal year ended June 30, 2004, the Company recorded a net loss attributable to common stock of $115.1 million. The loss primarily resulted from: a) liquidity issues described below, which substantially reduced the Company's ability to originate loans and generate revenues during the first nine months of fiscal 2004, b) the Company's inability to complete securitizations of loans during the first, second and third quarters of fiscal 2004, c) operating expense levels which would support greater loan origination volume, and d) $46.4 million of pre-tax charges for valuation adjustments on its securitization assets. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced during fiscal 2004 due to the continuing low interest rate environment. In fiscal 2004, the Company originated $982.7 million of loans, which represents a significant reduction as compared to $1.67 billion of loans originated in the prior fiscal year.

   For the fiscal year ended June 30, 2003, the Company recorded a loss of $29.9 million. The loss in fiscal 2003 was primarily due to the Company's inability to complete a securitization of loans during the fourth quarter of fiscal 2003 and to $45.2 million of net pre-tax charges for net valuation adjustments recorded on securitization assets.

   LIQUIDITY CONCERNS. The Company's short-term liquidity has been negatively impacted by several events and issues, which have occurred starting in the fourth quarter of fiscal 2003.

   First, the Company's inability to complete a securitization during the fourth quarter of fiscal 2003 adversely impacted its short-term liquidity position and contributed to the loss for fiscal 2003. Because there was no securitization, $453.4 million of the Company's $516.1 million of revolving credit and conduit facilities then available was drawn upon at June 30, 2003. The Company's revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced its ability to fund loan originations in fiscal 2004 until it sold existing loans, extended existing credit facilities, or added new credit facilities.

   Second, the Company's ability to finance new loan originations in the first three months of fiscal 2004 using borrowings under certain of its credit facilities which carried over into fiscal 2004 was limited, terminated or expired by October 31, 2003. Further advances under a non-committed portion of one of these credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, there were no new advances under the non-committed portion. Additionally, on August 20, 2003, amendments to this credit facility eliminated the non-committed portion of this facility, reduced the committed portion to $50.0 million and accelerated the expiration date from November 2003 to September 30, 2003. Also, a $300.0 million mortgage conduit facility with a financial institution that enabled the Company to sell its loans into an off-balance sheet facility, expired pursuant to its terms on July 5, 2003. In addition, the Company was unable to borrow under a $25.0 million warehouse facility after September 30, 2003, and this facility expired on October 31, 2003.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

   Third, even though the Company was successful in obtaining one new credit facility in September 2003 and obtaining a second new credit facility in October 2003, see Remedial Actions to Address Liquidity Issues below, its ability to finance new loan originations in the second and third quarters of fiscal 2004 with borrowings under these new credit facilities was limited. The limitations resulted from requirements to fund overcollateralization, which is discussed below, in connection with new loan originations.

   Fourth, the Company's temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired its liquidity.

   As a result of these liquidity issues, the Company's loan origination volume was substantially reduced. From July 1, 2003 through June 30, 2004, the
Company originated $982.7 million of loans, which represents a significant reduction as compared to originations of $1.67 billion of loans in fiscal
2003. As a result of the decrease in loan originations and liquidity issues described above, the Company incurred a loss in fiscal 2004 and depending on the Company's ability to complete securitizations and recognize gains in the future, it anticipates incurring losses at least through the first quarter of fiscal 2005.

   The combination of the Company's current cash position and expected sources of operating cash in fiscal 2005 may not be sufficient to cover its operating cash requirements. For the next six to twelve months, the Company expects to augment its sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures will be used to fund overcollateralization requirements in connection with loan originations and fund the Company's operating losses. The Company can provide no assurances that it will be able to continue issuing subordinated debentures. In the event the Company is unable to offer additional subordinated debentures for any reason, it has developed a contingent financial restructuring plan. This plan is described later in this note under "Subordinated Debentures and Senior Collateralized Subordinated Notes." On June 30, 2004, the Company had unrestricted cash of approximately $0.9 million and up to $210.4 million available under its credit facilities. Advances under these credit facilities can only be used to fund loan originations and not for any other purposes. The Company anticipates that depending upon the size of its future quarterly securitizations, it will need to increase loan originations to approximately $400.0 million to $500.0 million per month to return to profitable operations. If the Company is unable to complete quarterly securitizations, it will need to increase its loan originations to approximately $500.0 million to $600.0 million per month to return to profitability. For the quarter ended June 30, 2004, the Company originated $514.1 million of loans, including a monthly high of $208.5 million.

   The Company plans to achieve these increased levels of loan originations through the continued application of its business strategy adjustments, particularly as related to building an expanded broker channel and offering adjustable rate mortgages and more competitively priced fixed rate mortgages. The following actions were undertaken in fiscal 2004 to increase the Company's ability to originate loans in its broker channel: (i) in December 2003 the Company hired an experienced industry professional to manage the wholesale business; (ii) in December 2003 the Company acquired a broker operation with 35 employees (67 employees at June 30, 2004) located in California; (iii) in February 2004, the Company opened a mortgage broker office in Irving, California; (iv) in March 2004, the Company opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40 (56 employees at June 30, 2004); and (v) in June 2004 the Company acquired a broker operation with 35 employees located in Texas. In addition, the Company hired 25 mortgage broker account executives in its Upland Mortgage Broker Services division to expand its broker presence in the eastern, southern and mid-western areas of the United States and retained 67 employees in its Upland Broker Services Philadelphia headquarters to support its growing broker network. In total, at June 30, 2004, the Company had 285 employees in its broker operations including 136 account executives.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- CONTINUED)

   The Company's ability to achieve those levels of loan originations could be hampered by a failure to implement its business strategy adjustments and by loan funding limitations should the Company fail to maintain or replace adequate credit facilities to finance new loan obligations.

   Due to losses recorded in each of the quarters in fiscal 2004, the Company requested and obtained waivers for its non-compliance with financial covenants in its credit facility agreements and servicing agreements. See Note 10 for more detail.

   REMEDIAL ACTIONS TO ADDRESS LIQUIDITY ISSUES. The Company undertook specific remedial actions to address liquidity issues including:

   o The Company adjusted its business strategy beginning in early fiscal 2004. The adjusted business strategy focuses on shifting from gain-on-sale accounting and the use of securitization transactions as the Company's primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity.

   o The Company solicited bids and commitments from participants in the whole loan sale market and entered into forward sale agreements. In total, from June 30, 2003 through June 30, 2004, the Company sold approximately
     $1.1 billion (which includes $222.3 million of loans sold by the expired mortgage conduit facility) of loans through whole loan sales. From July 1, 2004 through September 30, 2004, the Company sold an additional
     $586.5 million of loans through whole loan sales.

   o The Company has entered into an informal arrangement with one recurring purchaser of its loans whereby the purchaser maintains members of their loan underwriting staff on the Company's premises to facilitate their purchase of the Company's loans promptly after the Company originates them. This arrangement accelerates the Company's receipt of cash proceeds from the sale of loans, accelerates the pay down of its advances under its warehouse credit facilities and adds to its liquidity. This quicker turnaround time is expected to enable the Company to operate with smaller committed warehouse credit facilities than would otherwise be necessary.

   o On October 31, 2003, the Company completed a privately-placed securitization, with servicing released, of $173.5 million of loans.

   o The Company entered into two definitive loan agreements during fiscal 2004 for the purpose of funding its loan originations. These two agreements replaced those credit facilities, which carried over into fiscal 2004 but were limited, terminated or expired by October 31, 2003. The Company entered into the first agreement on September 22, 2003 with a financial institution for a one-year $200.0 million credit facility. It entered into the second agreement on October 14, 2003 with a warehouse lender for a three-year revolving mortgage loan warehouse credit facility of up to $250.0 million. The one-year facility was extended to November 5, 2004 and on September 30, 2004 was reduced to $100.0 million. The three-year $250.0 million warehouse credit facility continues to be available. See Note 10 for information regarding the terms of these facilities.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

   o The Company has recently entered into a commitment letter and anticipates entering into a definitive agreement with a warehouse lender for a one-year $100 million credit facility to replace the maturing $200.0 million credit facility (reduced to $100.0 million). However, no assurances can be given that the Company will enter into a definitive agreement regarding the $100.0 million credit facility or that this agreement will contain the terms and conditions acceptable to it. The Company also sold the interest-only strips and servicing rights related to five of its mortgage securitization trusts to an affiliate of this facility provider under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of the negotiations to obtain the new $100.0 million warehouse credit facility and to raise cash to pay fees on new warehouse credit facilities and as a result, the Company did not realize their full value as reflected on its books. The Company wrote down the carrying value of these interest-only strips and servicing rights by $5.4 million at June 30, 2004 to reflect their values under the terms of the sale agreement.

   o The Company is currently negotiating additional credit facilities to provide additional borrowing capacity to fund the increased level of loan originations expected under its adjusted business strategy, however, no assurances can be given that it will succeed in obtaining new credit facilities or that these facilities will contain terms and conditions acceptable to it.

   o The Company mailed an Offer to Exchange on December 1, 2003 and May 14, 2004 ("the exchange offers") to holders of its subordinated debentures in order to increase stockholders' equity and reduce the amount of outstanding debt. These exchange offers resulted in the exchange of $208.6 million of the Company's subordinated debentures for 109.4 million shares of Series A preferred stock and $99.2 million of senior collateralized subordinated notes. See Notes 10 and 11 for more detail on the terms of the exchange offers, senior collateralized subordinated notes and preferred stock issued. The issuance of 109.4 million shares of Series A preferred stock results in an annual cash preferred dividend obligation of $10.9 million.

   o On January 22, 2004, the Company executed an agreement to sell its interests in the remaining leases in its portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for the Company's lease portfolio balance as of December 31, 2003. The Company received the cash from this sale in January 2004 and recognized a net gain of $0.5 million.

   o The company suspended payment of quarterly dividends on its common stock beginning in the first quarter of fiscal 2004.

   To the extent that the Company fails to maintain its credit facilities or obtain alternative financing on acceptable terms and increase its loan originations, it may have to sell loans earlier than intended and further restructure its operations. While the Company currently believes that it will be able to restructure its operations, if necessary, it can provide no assurances that such restructuring will enable it to attain profitable operations or repay subordinated debentures or senior collateralized subordinated notes when due.

   SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES. At June 30, 2004, there were approximately $326.2 million of subordinated debentures and $28.1 million of senior collateralized subordinated notes, maturing within twelve months. The Company obtains the funds to repay the subordinated debentures and senior collateralized subordinated notes at their maturities by selling additional subordinated debentures and selling loans on a whole loan basis and securitizing loans. Cash flow from operations, the sale of subordinated debentures and lines of credit fund the Company's cash needs. The Company expects these sources of funds to be sufficient to meet its cash needs. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations, although the Company's ability to utilize the interest-only strips in this

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS -- (CONTINUED)

fashion could be restricted in whole or in part by the terms of the Company's $250.0 million warehouse credit facility and senior collateralized subordinated notes, both of which are collateralized by the interest-only strips at the present time. See Note 5 for more detail.

   The Company can provide no assurances that it will be able to continue issuing subordinated debentures. In the event the Company is unable to offer additional subordinated debentures for any reason, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and obtaining working capital funding. No assurance can be given that the Company will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay its outstanding debt when due.

BASIS OF FINANCIAL STATEMENT PRESENTATION

   The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

   Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared on May 13, 2004 and a 10% stock dividend declared August 21, 2002 and amounts reported for June 30, 2001 and 2000 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001. See Note 11 for further description.

CASH AND CASH EQUIVALENTS

   Cash equivalents consist of short-term investments with an initial maturity of three months or less.

RESTRICTED CASH

   The Company held restricted cash balances of $8.0 million at June 30, 2004 collateralizing a letter of credit facility, $3.1 million and $4.9 million related to borrower escrow accounts at June 30, 2004 and 2003, respectively, and $2.1 million and $6.0 million at June 30, 2004 and 2003, respectively, related to deposits for future settlement of derivative financial instruments.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOAN AND LEASE RECEIVABLES

   Loans available for sale are loans the Company plans to sell or securitize and are carried at the lower of amortized cost (principal balance, including unamortized origination costs and fees) or fair value. Fair value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

   Non-accrual loans consist primarily of loans repurchased from securitization trusts and transferred from loans available for sale that are greater than 90 days delinquent. Non-accrual loans are carried at cost less an allowance for credit losses.

   Lease receivables were financing leases on equipment the Company originated prior to December 1999 carried at cost less an allowance for credit losses. Effective December 31, 1999, the Company discontinued originating equipment leases, but continued to service its portfolio of leases until its sale in January 2004.

INTEREST AND FEES RECEIVABLE

   Interest and fees receivables are comprised mainly of accrued interest receivable on loans and fees on loans that are less than 90 days delinquent. Fee receivables include, among other types of fees, late fees and taxes and insurance advances.

FORBEARANCE AND DEFERMENT ADVANCES RECEIVABLES

   Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent loan payments and may pay taxes, insurance and other fees on behalf of the borrower. As a result of these arrangements the Company resets the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Advances made under deferment and forbearance arrangements result from a new credit decision regarding the borrower's ability to repay the advance, as well as perform under the original terms of the original loan, and do not involve any modification of the terms of the original loan. These arrangements are considered a new lending activity and do not qualify as troubled debt restructurings under Statement of Financial Accounting Standard ("SFAS") No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings."
The Company records the advances that it makes under deferment and forbearance arrangements with borrowers as receivables on its balance sheet. The Company carries these receivables at their estimated recoverable amounts. If the original loan returns to a delinquency status of 90 days or more past due, the Company writes the receivable off to expense. During the fiscal year ended
June 30, 2004, the Company did not record any fee income on these arrangements while it recorded $99 thousand and $59 thousand during fiscal years ended June 30, 2003 and 2002, respectively.

LOANS SUBJECT TO REPURCHASE RIGHTS / LIABILITY FOR LOANS SUBJECT TO REPURCHASE RIGHTS

   Loans subject to repurchase rights are comprised of loans which were securitized under SFAS No. 140 that the Company has a right to repurchase because of a default by the borrower. SFAS No. 140 was effective on a prospective basis for transfers of financial assets occurring after March 31, 2001. For securitizations recorded under SFAS No. 140 which have removal of accounts provisions providing the Company with a contractual right to repurchase delinquent loans, SFAS No. 140 requires that it recognize the loans which are subject to these rights as assets on its balance sheet and record a liability to reflect the repurchase cost. SFAS No. 140 requires this accounting treatment because the default by the borrower has given the Company effective control over the loans whether or not the Company actually repurchases these loans. For securitization trusts 2001-2 through 2003-2, to which this rule applies, the Company has the

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS SUBJECT TO REPURCHASE RIGHTS / LIABILITY FOR LOANS SUBJECT TO REPURCHASE RIGHTS -- (CONTINUED)

contractual right to repurchase a limited amount of loans greater than 180 days past due, but no obligation to do so. As delinquent loans in securitization trusts 2001-2 through 2003-2 age greater than 180 days past due, the Company records an asset representing the fair value of the loans and a liability to reflect the repurchase cost. In accordance with the provisions of SFAS No. 140, the Company has recorded on its June 30, 2004 balance sheet an asset of $39.0 million and a liability of $45.9 million for delinquent loans subject to these removal of accounts provisions under securitization trusts 2001-2 through 2003-2.

   For securitization trusts 1996-1 through 2001-1, the Company also has rights to repurchase a limited amount of delinquent loans, but is not obligated to do so. No liabilities or assets have been recorded on its balance sheet related to these rights. The amount of delinquent loans in securitization trusts
1996- 1 through 2000-1 which the company has the right to repurchase as of June 30, 2004 was $54.3 million.

ALLOWANCE FOR CREDIT LOSSES

   The Company's allowance for credit losses on non-accrual loans and leases is maintained to account for delinquent loans and leases and delinquent loans that have been repurchased from securitization trusts. The allowance is maintained at a level that management determines is adequate to absorb estimated probable losses. The allowance is calculated based upon management's estimate of its ability to collect on outstanding loans and leases based upon a variety of factors, including, but not limited to, periodic analysis of the non-accrual loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance. Delinquent loans are charged off against the allowance in the period in which a loan is deemed fully uncollectable or when liquidated in a payoff. Management considers the current allowance to be adequate.

LOAN AND LEASE ORIGINATION COSTS AND FEES

   Direct loan and lease origination costs and loan fees such as points are recorded as an adjustment to the cost basis of the related loan and lease receivable. This asset is recognized in the Consolidated Statement of Income, in the case of loans, as an adjustment to the gain on sale recorded at the time the loans are sold, or in the case of leases, as amortization expense over the term of the leases.

INTEREST-ONLY STRIPS

   Prior to June 30, 2003, the Company sold most of the loans it originated through securitizations. In connection with these securitizations, the Company received cash and an interest-only strip, which represents the Company's retained interest in the securitized loans. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows and overcollateralization cash flows, which are derived from payments made to a trust from the securitized loans after deducting payments to investors in the securitization trust and other miscellaneous fees. These retained interests are carried at their fair value. Interest-only strips are initially recorded at their allocated cost basis at the time of recording a securitization gain and, in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," referred to as SFAS No. 115 in this document, are then written up to their fair value through other comprehensive income, a component of stockholders' equity.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST-ONLY STRIPS -- (CONTINUED)

   Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on the pools of loans sold through securitizations. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Management based its estimates of prepayment and credit loss rates on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. The overcollateralization serves as credit enhancement for the investors.

   PREPAYMENT RATES. The assumptions the Company uses to estimate future prepayment rates are regularly compared to actual prepayment experience of the individual securitization pools of mortgage loans and to an average of the actual experience of other similar pools of mortgage loans at the same age. Current economic conditions, current interest rates, loans repurchased from securitization trusts and other factors are considered in our analysis of prepayment experience and in forecasting future prepayment levels.

   Analysis of prepayment experience and forecasts of prepayments consider that prepayments on securitized loans may be initiated by the borrower, such as a refinancing for a lower interest rate, initiated by the servicer in the collection process for delinquent loans, or as a result of our repurchase of delinquent loans from the securitization trusts for trigger management. Prepayments initiated by the borrower are viewed as voluntary prepayments. Voluntary prepayments are the most significant component of prepayment experience, generally representing approximately 91% of total prepayments, and are full cash payoffs of a securitized loan. Prepayments initiated by the servicer are viewed as involuntary prepayments, generally representing approximately 4% of total prepayment experience and are the result of delinquent loan bulk sales, REO liquidations and settlements on delinquent loans. Losses on these involuntary prepayments are absorbed by the securitization trusts. Prepayments as a result of the Company's repurchase of delinquent loans from the securitization trusts are also viewed as involuntary and generally represent approximately 5% of total prepayment experience.
Losses on the liquidation of repurchased loans are absorbed on the Company's books. Both voluntary and involuntary loan prepayments are incorporated in the Company's prepayment assumption forecasts.

   The Company's practice in forecasting prepayment assumptions for calculation of the initial securitization gain and subsequent revaluations had been to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans was less than a year old even though actual experience may be different. During that period, before a pool of mortgage loans reached its expected constant prepayment rate, actual experience both quantitatively and qualitatively was generally not considered sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different from the average. For pools of mortgage loans greater than one-year old, prepayment experience trends for an individual pool was considered to be more significant. For these pools, adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST-ONLY STRIPS -- (CONTINUED)

   For the past eleven quarters, actual prepayment experience was generally higher, most significantly on home equity loans, than historical averages for prepayments prior to that eleven-quarter period. The long duration of historically low interest rates, combined with increasing home values and high consumer debt levels has given borrowers an extended opportunity to engage in mortgage refinancing activities, which resulted in elevated prepayment experience. Low interest rates and increasing home values provide incentive to borrowers to convert high cost consumer debt into lower rate tax deductible loans. As home values have increased, lenders have been highly successful in educating borrowers that they have the ability to access the cash value in their homes.

   For the past eleven quarters, the Company assumed for each quarter end valuation that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Economic conditions and published mortgage industry surveys supported the Company's assumption. The Company believes that once it is beyond the low interest rate environment and its impact on prepayments, the long recurring and highly unfavorable prepayment experience over the past eleven quarters will subside. Also, the rate of increase in home values has slowed considerably, which the Company expects will mean that fewer borrowers will have excess value in their homes to access. As a result of analysis of these factors, the Company believes prepayments will continue to remain at higher than normal levels for the near term before declining to historical prepayment levels and then further declining in the future. However, the Company cannot predict with certainty what prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value securitization assets and actual experience may have a significant adverse impact on the value of these assets. See the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at June 30, 2004" in Note 5 for current prepayment assumptions.

   In addition to the use of prepayment fees on loans it originated, the Company has implemented programs and strategies in an attempt to reduce loan prepayments. These programs and strategies may include providing information to a borrower regarding costs and benefits of refinancing, which at times may demonstrate a refinancing option is not in the best economic interest of the borrower. Other strategies include offering second mortgages to existing qualified borrowers or offering financial incentives, such as the customer retention incentive program, to qualified borrowers to deter prepayment of their loan. The Company cannot predict with certainty what impact these efforts will have on our future prepayment experience.

   CREDIT LOSS RATES. Credit loss rates are analyzed in a similar manner to prepayment rates. Credit loss assumptions are compared to actual loss experience for individual mortgage loan pools and averages for similar mortgage loan pools. Delinquency trends, economic conditions, loans repurchased from securitization trusts and other factors are also considered. If the analysis indicates that loss experience may be different from assumptions, the Company would adjust its assumptions as necessary. See the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at June 30, 2004" in Note 5 for current credit loss assumptions and actual credit loss experience. However, the Company cannot predict with certainty what credit loss experience will be in the future. Any unfavorable difference between the assumptions used to value securitization assets and actual experience may have a significant adverse impact on the value of these assets.

   The Company may elect to repurchase delinquent loans from securitization trusts to limit the level of delinquencies and losses in the securitization trusts, and as a result, it can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips. See Note 4 for the amount of loans the Company has repurchased from securitization trusts. Once a loan has been included in a pool of securitized loans, its performance, including historical loss experience if the loan has been repurchased, is reflected in the performance of that pool of mortgage loans.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST-ONLY STRIPS -- (CONTINUED)

   The Company may enter into deferment and forbearance arrangements with borrowers in its managed portfolio who experience financial hardships. Any credit losses ultimately realized on these arrangements are included in total portfolio historical losses, which are used in developing credit loss assumptions.

   PERIODIC REVALUATIONS. The expected future cash flows from interest-only strips are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment. In accordance with the provisions of Emerging Issues Task Force guidance on issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," referred to as EITF 99-20 in this document, and SFAS No. 115, decreases in the fair value of interest-only strips that are deemed to be other than temporary adjustments to fair value are recorded through the income statement, which would adversely affect our income in the period of adjustment.

   Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income, which would adversely affect our stockholders' equity in the period of adjustment. During fiscal 2004, the Company recorded total pre-tax other than temporary valuation adjustments on its interest only-strips of $57.0 million, of which, in accordance with EITF 99-20, $39.6 million was charged as expense to the income statement and $17.4 million was charged to other comprehensive income. During fiscal 2003, the Company recorded total pre-tax other than temporary valuation adjustments on its interest-only strips of $58.0 million, of which $39.9 million was charged as expense to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustments primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced during fiscal 2004 and fiscal 2003 due to the continuing low interest rate environment. See Note 5 Securitizations for more information on valuation assumptions adjustments recorded.

   The securitization trusts and their investors have no recourse to other assets of the Company for failure of the securitized loans to pay when due.

SERVICING RIGHTS

   When loans are sold through a securitization, the loans' servicing rights have generally been retained and the Company capitalizes the benefit associated with the rights to service securitized loans. However, the Company does not service the loans in the 2003-2 securitization, the Company's most recent securitization, which closed in October 2003.

   Servicing rights represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers net of adequate compensation that would be required by a substitute servicer. Servicing rights are carried at the lower of cost or fair value. Fair value represents the present value of projected net cash flows from servicing. The projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization.

   Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to servicing income on that particular pool of loans.

   The expected future cash flows from servicing rights are periodically re-evaluated. The current assumptions for prepayment rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. A review for impairment is performed on a quarterly basis by stratifying

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SERVICING RIGHTS -- (CONTINUED)

the serviced loans by loan type, home equity or business purpose loans, which is considered to be the predominant risk characteristic in the portfolio of loans the Company services. In establishing loan type as the predominant risk characteristic, the Company considered the following additional loan characteristics and determined these characteristics as mostly uniform within its two types of serviced loans and not predominant for risk stratification:

   o Fixed versus floating rate loans - All loans the Company services in its securitizations are fixed-rate loans.

   o Conforming versus non-conforming loans - All loans the Company services are sub-prime (non-conforming) loans, with over 80% of the loans serviced having credit grades of A or B.

   o Interest rate on serviced loans - The serviced loan portfolio has a high penetration rate of prepayment fees. Sub-prime borrowers, in general, are not as influenced by movement in market interest rates as conforming borrowers. A sub-prime borrower's ability to `rate shop' is generally limited due to personal credit circumstances that are not market driven.

   o Loan collateral - All loans the Company services are secured by real estate, with approximately 85% secured with first liens on residential property.

   o Individual loan size - The average loan size in the Company's serviced portfolio is $75 thousand. The serviced portfolio is approximately
     $2.1 billion at June 30, 2004 with approximately 25 thousand loans. There are no significant defining groupings with respect to loan size. No loans are greater than $1.0 million, only $10.8 million of loans have principal balances greater than $500 thousand, and only $34.5 million of loans have principal balances greater than $350 thousand.

   o Geographic location of loans - The largest percentage of loans the Company services are geographically located in the mid-Atlantic and northeast sections of the United States.

   o Original loan term - Home equity loan terms are primarily 180, 240 or 360 months. Business purpose loan terms are primarily 120 or 180 months.

   If the Company's quarterly analysis indicates the carrying value of servicing rights is not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance or write down would be required.

RECEIVABLE FOR SOLD LOANS

   Receivable for sold loans represents a receivable held by the Company for loans sold on a whole loan basis which have closed but not yet settled in cash.

PREPAID EXPENSES

   Prepaid assets are comprised mainly of amounts paid for fees on warehouse lines and operating lines of credit (facility fees), insurance coverage and printed marketing materials and customer lists, which have not yet been utilized. Costs for facility fees, printed materials and customer lists are expensed as they are utilized. Other marketing and advertising costs are expensed as incurred. Prepaid expenses at June 30, 2004 included $10.4 million for prepaid facility fees.

PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCING COSTS AND AMORTIZATION

   Financing costs incurred in connection with public offerings of subordinated debenture securities are recorded in other assets and are amortized over the term of the related debt.

INVESTMENTS HELD TO MATURITY

   Investments classified as held to maturity recorded in other assets consisted of asset-backed securities that the Company had the positive intent and ability to hold to maturity. These investments were stated at amortized cost. These investments were liquidated in July 2004 due to the clean-up call and collapse of the securitization trust that had issued these investments.

REAL ESTATE OWNED

   Property acquired by foreclosure or in settlement of loan receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

GOODWILL

   Goodwill is recorded in other assets and represents the excess of cost over the fair value of the net assets acquired from the Company's 1997 acquisition of New Jersey Mortgage and Investment Corp. (now American Business Mortgage Services, Inc.) and the 2004 acquisitions of broker operations in California and Texas. The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in July 2001. In accordance with SFAS No. 142, the amortization of goodwill was discontinued. The Company performs periodic reviews for events or changes in circumstances that may indicate that the carrying amount of goodwill might exceed the fair value, which would require an adjustment to the goodwill balance for the amount of impairment. At June 30, 2004, no goodwill impairment existed. For segment reporting purposes, the goodwill balance is allocated to the loan origination segment.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Beginning in the fourth quarter of fiscal 2002, the Company offered customer retention incentives to borrowers who were exploring loan refinancing opportunities for the purpose of lowering their monthly loan payments. In an attempt to retain the loans the Company was servicing for these borrowers, it offered the borrowers the opportunity to receive a monthly cash rebate equal to a percentage of their scheduled monthly loan payments for periods of six to twelve months. When the Company was successful in retaining these loans, it was able to reduce the level of loan prepayments in its managed portfolio of securitized loans. To initially qualify for this program, a borrower has to be current on their loan principal and interest payments and to continue to qualify and receive each month's cash rebate, a borrower has to remain current. The percentage of rebates on scheduled monthly loan payments offered to participants ranged from 15% to 20%. No new participants in this program will be added after the first quarter of fiscal 2005. Included in accounts payable and accrued expenses at June 30, 2004 and 2003 was $1.3 million and $5.2 million, respectively, representing the Company's estimate of its liability for future payments to borrowers under this program. Included in general and administrative expenses for the years ended June 30, 2004, 2003 and 2002 was $1.8 million, $8.8 million and $0.8 million, respectively, representing the expense of this program in these years.


ACCUMULATED OTHER COMPREHENSIVE INCOME
   Accumulated other comprehensive income includes other comprehensive income as reported on the Consolidated Statement of Stockholders' Equity in accordance with SFAS No. 130, "Reporting

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ACCUMULATED OTHER COMPREHENSIVE INCOME -- (CONTINUED)

Comprehensive Income," referred to as SFAS 130. SFAS 130 requires unrealized gains and losses on certain investments be classified within other comprehensive income. The Company's components of other comprehensive income consist of certain fair value adjustments related to its interest-only strips which are recorded at their allocated cost basis at the time of recording a securitization gain and in accordance with SFAS No. 115 and then are written up to their fair value through other comprehensive income. Any subsequent increases in the fair value of the Company's interest-only strips would also be recorded through other comprehensive income. Any decreases in the fair value of interest-only strips that are deemed to be other than temporary adjustments to fair value are recorded through the income statement. To the extent any individual interest-only strip has a portion of its initial write up to fair value or a portion of any subsequent write up in fair value still remaining in other comprehensive income, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income.


REVENUE RECOGNITION

   The Company derives its revenue principally from gains on sales of loans, interest accretion on interest-only strips, interest and fee income on loans and leases, and servicing income.

   Gains on loans sold with servicing released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

   Gains on sales of loans through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization and the allocated cost of loans or leases securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values.

   Interest accretion income represents the yield component of cash flows received on interest-only strips. The Company uses a prospective approach to estimate interest accretion. As previously discussed, the Company updates estimates of residual cash flow from the securitizations. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, the Company recognizes a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact the current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows.

   Interest and fee income consists of interest earned on loans and leases while held in the Company's managed portfolio, and other ancillary fees collected in connection with loan origination. Interest income is recognized based on the simple interest or scheduled interest method depending on the original structure of the loan. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review may cause earlier suspension if collection is doubtful.

   Servicing income is recognized as contractual fees and other fees for servicing loans and leases are earned, net of amortization of servicing rights assets.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS

   A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk arises from the potential impact that changes in interest rates will have on the fair value of the Company's loans between the date fixed rate loans are originated and the date the terms and pricing for a whole loan sale or a securitization are fixed.

   From time to time, the Company utilizes derivative financial instruments in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the terms and pricing for a whole loan sale are fixed or the fixed interest rate pass-through certificates to be issued by a securitization trust are priced. Generally, the period between loan origination and pricing for whole loan sales is less than 45 days and the period between loan origination and pricing of the pass-through interest rate on a securitization is less than three months. The types of derivative financial instruments the Company uses to mitigate the effects of changes in fair value of the Company's loans due to interest rate changes may include interest rate swaps, futures and forward contracts, including forward loan sale agreements. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

   At the time derivative contracts are executed, they may be specifically designated and documented as fair value hedges of mortgage loans, which the Company expects to sell in whole loan sale transactions or a term securitization at a future date. The mortgage loans consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Even variable interest rate mortgages originated by the Company are generally fixed rate for the first two or three years.

   Mortgage loans to be sold in whole loan sale transactions are generally priced to yield a spread against Treasury or interest rate swap yield curves having maturities matching the maturities of the mortgage loan pool being sold. The Company may hedge the impact that changes in Treasury or interest rate swap yield curves may have on the fair value of its loans with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. Assuming this hedge relationship continues to be highly effective, determined as described below, hedge accounting continues until the mortgage loan pool is sold in a whole loan sale or the mortgage loan pool is committed to a forward sale agreement. When a hedge relationship is terminated, the derivative financial instrument may be re-designated as a hedge of a new mortgage pool.

   Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. The Company may hedge the impact that potential interest rate changes in interest rate swap yield curves may have on the fair value of its loans with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. Assuming this hedge relationship continues to be highly effective, determined as described below, the relationship continues until the mortgage loan pool is sold in a securitization. When a hedge relationship is terminated, the derivative financial instrument may be re-designated as a hedge of a new mortgage pool.

   These practices have provided strong correlation between changes in the fair value of the derivative financial instruments the Company uses as hedges and changes in the fair value of the hedged loans due to the designated hedged risk. Derivative contracts receive hedge accounting only if they are designated as a hedge and are expected to be, and are, highly effective in substantially reducing interest rate risk arising from the pools of mortgage loans exposing the Company to risk. Under hedge accounting, the gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in the Statement of Income (included in the caption "gains and losses on derivative financial instruments") as it

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


DERIVATIVE FINANCIAL INSTRUMENTS -- (CONTINUED)


occurs with an offsetting adjustment to the hedged loans attributable to the risk being hedged also reported in the income statement. The fair value of derivative financial instruments is determined based on quoted market prices. The fair value of the hedged loans is determined based on current pricing of these assets in a whole loan sale or securitization. Cash flows resulting from fair value hedges are reported in the period they occur.

   The effectiveness of the Company's fair value hedges is periodically assessed. Fair value hedges must meet specific effectiveness tests to be considered highly effective. Over time the change in the fair values of the derivative financial instrument must be within 80 to 120 percent of the change in the fair value of the hedged loans due to the designated risk. If highly effective correlation does not exist, the Company discontinues hedge accounting prospectively. The Company has no derivative financial instruments designated as cash flow hedges.

   Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts, which were not designated or qualified as accounting hedges. In these cases, the derivative financial instruments are recorded as an asset or liability on the balance sheet at fair value and gains and losses are included in the Statement of Income (included in the caption "gains and losses on derivative financial instruments") as they occur. These contracts have been used to protect the fair value of loans in the Company's pipeline and to reduce its exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR.

   Loans in the pipeline represent loan applications for which the Company is in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments.

   The Company has sold mortgage loans through securitizations. The structure of certain securitization trusts includes a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose the Company to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure, the Company had entered into an interest rate swap agreement to lock in a fixed interest rate on certain of the Company's securitizations' variable rate tranches. This interest rate swap matured in April 2004. The swap agreement required a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the LIBOR rate paid on the certificates. The fair value of this swap agreement was based on estimated market values for the sale of the contract provided by a third party. Net changes in the fair value during a period were included in gains and losses on derivative financial instruments in the Statement of Income. The interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips are recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income.

   Additionally, the interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 securitization trust is managed by an interest rate cap which was entered into by the trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down. The interest rate sensitivity for $128.6 million of floating interest rate certificates issued from the 2003-2 securitization trust is managed by an interest rate cap which was entered into by the trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



DERIVATIVE FINANCIAL INSTRUMENTS -- (CONTINUED)


   The value of derivative financial instruments is based on a notional amount, but this notional amount is not carried on the balance sheet. The notional amount is not exchanged between counterparties to the derivative financial instrument, but is only used as a basis to determine fair value, which is recorded on the balance sheet, and to determine interest and other payments between the counterparties. The Company's exposure to credit risk in a derivative transaction is represented by the fair value of those derivative financial instruments in a gain position. The Company attempts to manage this exposure by limiting its derivative financial instruments to those traded on major exchanges and where its counterparties are major financial institutions.

   See Note 20 for further discussion of the Company's use of derivative financial instruments.

INCOME TAXES

   The Company and its subsidiaries file a consolidated federal income tax return. Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

   Estimates of deferred tax assets and liabilities make up the deferred income tax asset on the Company's balance sheet. These estimates involve significant judgments and estimates by management, which may have a material impact on the carrying value of the deferred income tax asset. The deferred income tax asset is periodically reviewed to determine if it is more likely than not that the Company will realize this deferred tax asset.

STOCK OPTIONS

   The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors and accounts for options granted under these plans under APB Opinion No. 25 "Accounting for Stock
Issued to Employees" ("APB No. 25"). The Company accounts for fixed stock options issued under these plans using the intrinsic value method, and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. The Company accounts for performance based stock options issued under these plans as variable stock options and recognizes compensation expense based on the fair value of the Company's common stock, as measured on the date of the grant, on a straight-line basis over the vesting period of these stock options.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



STOCK OPTIONS -- (CONTINUED)

   Had the Company accounted for stock options granted under these plans using the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), pro forma net income and earnings per share would have been as follows (in thousands, except per share amounts):



                                                                                                           YEAR ENDED JUNE 30,
                                                                                                     ------------------------------
                                                                                                        2004        2003      2002
                                                                                                     ---------    --------   ------
Net income (loss) attributable to common stock, as reported......................................    $(115,146)   $(29,902)  $7,859
Stock based compensation costs, net of tax effects determined under fair value method for all
  awards.........................................................................................          712(a)     (130)    (170)
                                                                                                     ---------    --------   ------
Pro forma........................................................................................    $(114,434)   $(30,032)  $7,689
                                                                                                     =========    ========   ======
Earnings (loss) per share - basic
 As reported.....................................................................................    $  (34.07)   $  (9.32)  $ 2.44
 Pro forma.......................................................................................       (33.86)      (9.36)    2.38
Earnings (loss) per share - diluted
 As reported.....................................................................................    $  (34.07)   $  (9.32)  $ 2.26
 Pro forma.......................................................................................       (33.86)      (9.36)    2.22

---------------
(a) The pro forma adjustments for stock option costs are favorable to net income (loss) because the value of stock options forfeited during these periods exceeded the value of stock options vesting during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS

   In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity, non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

   Based on the requirements of this guidance, the Company is carrying a liability of $0.7 million on its balance sheet for its obligation to 2003-1 securitization trust which was created in March 2003. This liability represents the fair value of periodic interest advances that the Company, as servicer of the securitized loans, is obligated to pay on behalf of delinquent loans in the trust. The recording of this liability reduced the gain on sale recorded for the securitization. The Company would expect to record a similar liability for any subsequent securitization as it occurs. The amount of the liability that will be recorded is dependent mainly on the volume of loans the Company securitizes, the expected performance of those loans and the interest rate of the loans.

   The Company has not completed a new securitization with servicing retained since 2003-1.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



RECENT ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)


   In December 2002, the FASB issued SFAS No. 148 which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been used to be included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed, among other things. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. The Company plans to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on its financial condition or results of operations. The Company has adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Notes 1 and 12 of the Consolidated Financial Statements for further detail of the adoption of this rule.

   In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. Currently, the FASB is continuing its deliberations on this matter. The Company cannot predict whether the guidance will change its current accounting for stock-based compensation, or what effect, if any, changes may have on the Company's current financial condition or results of operations.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect the Company's current accounting for derivative instruments or hedging activities, therefore, it will have no effect on its financial condition or results of operations.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires an issuer to classify certain financial instruments having characteristics of both liabilities and equity, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company does not have any instruments with such characteristics and does not expect SFAS
No. 150 to have a material impact on its financial condition or results of operations.

   In December 2003, the FASB issued Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which replaces the original FIN No. 46 issued in January 2003. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. Special Purpose Entities ("SPE") are one type of entity, which, under certain circumstances, may qualify as a variable interest entity. Although the Company uses unconsolidated SPEs extensively in its loan securitization activities, the guidance will not affect the Company's current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which precludes consolidation of a qualifying SPE by a transferor of assets

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


RECENT ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)


to that SPE. FIN 46R will therefore have no effect on the Company's financial condition or results of operations and would not be expected to affect it in the future.

2. ACQUISITIONS

   On December 24, 2003, the Company acquired a broker operation with 35 employees located in California that operates primarily on the west coast of the United States for the purpose of expanding its capacity to originate loans through its broker channel, especially in the state of California. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $475 thousand convertible non-negotiable promissory note to the seller and assuming $107 thousand of liabilities. As a result of this transaction, the Company increased its goodwill by $582 thousand.

   The $475 thousand convertible non-negotiable promissory note issued in the December 2003 acquisition bears interest at 6% per annum and matures June 30, 2005. At any time on or after December 24, 2004 and before January 31, 2005, the holder of the note has the option to convert the note into the number of shares of common stock determined by dividing the outstanding principal amount of the note and accrued interest, if any, by $5.00, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

   On June 11, 2004, the Company acquired a broker operation with 35 employees located and primarily operating in the state of Texas. This acquisition was also for the purpose of expanding the Company's capacity to originate loans through its broker channel. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $650 thousand convertible non-negotiable promissory note to the seller and $150 thousand of cash. As a result of this transaction, the Company increased its goodwill by $612 thousand.

   The $650 thousand convertible non-negotiable promissory note issued in the June 2004 acquisition bears interest at 8% per annum and is to be paid in five semi-annual installments of $108 thousand each commencing on December 31, 2004. The final semi-annual installment is due on June 30, 2007. At any semi-annual installment date, the holder of the note has the option to convert the note into the number of shares of the Company's common stock as determined by dividing the semi-annual principal payment amount by the closing price per common share on the immediately preceding semi-annual payment date, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

3.  LOAN AND LEASE RECEIVABLES


LOANS AVAILABLE FOR SALE

   Loans available for sale were comprised of the following (in thousands):


                                                                   JUNE 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
Loans available for sale, secured by real estate,
  principal balance......................................    $300,143   $257,840
Valuation allowance(a) ..................................         (42)    (1,319)
Deferred direct loan origination costs ..................       4,453      6,850
Other(b) ................................................        (279)        48
                                                             --------   --------
                                                             $304,275   $263,419
                                                             ========   ========

---------------
(a) For estimated credit losses.
(b) Represents the SFAS No. 133 adjustment to the fair value of hedged loans.

   Real estate secured loans have contractual maturities of up to 30 years.

   The activity in the valuation allowance against available for sale loans is summarized as follows (in thousands):

                                                                                                              YEAR ENDED JUNE 30,
                                                                                                          -------------------------
                                                                                                            2004      2003     2002
                                                                                                          -------    ------   -----
Balance at beginning of year..........................................................................    $ 1,319    $  263   $ 380
Provision adjustment..................................................................................     (1,277)    1,056    (117)
                                                                                                          -------    ------   -----
Ending Balance........................................................................................    $    42    $1,319   $ 263
                                                                                                          =======    ======   =====


NON-ACCRUAL LOANS


   At June 30, 2004 and June 30, 2003, the accrual of interest income was suspended on real estate secured loans of $2.1 million and $4.2 million, respectively. Non-accrual loans at June 30, 2004 and 2003 were comprised of the following (in thousands):

                                                                    JUNE 30,
                                                               -----------------
                                                                  2004     2003
                                                               -------   -------
Loans repurchased from securitization trusts ..............    $ 1,933   $ 3,510
Loans transferred from available for sale .................        181       684
                                                               -------   -------
                                                                 2,114     4,194
Allowance for credit losses ...............................       (121)     (195)
                                                               -------   -------
Net non-accrual loans .....................................    $ 1,993   $ 3,999
                                                               =======   =======


          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

3.  LOAN AND LEASE RECEIVABLES (CONTINUED)

NON-ACCRUAL LOANS -- (CONTINUED)

   Average balances of non-accrual loans during the years ended June 30, 2004 and 2003 were $7.3 million and $8.6 million, respectively.

   While the Company is under no obligation to do so, at times it elects to repurchase delinquent loans from the securitization trusts. Repurchasing delinquent loans from securitization trusts benefits the Company by allowing it to limit the level of delinquencies and losses in the securitization trusts and as a result, it can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips until the delinquency or loss triggers are no longer exceeded. The Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In addition, the Company may elect to repurchase delinquent loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where the Company, as servicer, has initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans the Company typically elects to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. The related loss on these repurchased loans is included in the income statement as a loss provided on the repurchase of loans in the period of repurchase. The related REO writedown for REO repurchased is recorded through general and administrative expense in the period of repurchase. The Company's ability to repurchase these loans does not disqualify sale accounting under SFAS No. 140 or other relevant accounting literature because the Company is not required to repurchase any loan and its ability to repurchase a loan is limited by contract.

   At June 30, 2004, four of the Company's twenty-six mortgage securitization trusts were under a triggering event as a result of delinquencies exceeding specified levels. There were no securitization trusts exceeding specified loss levels at June 30, 2004. At June 30, 2003, none of the Company's mortgage securitization trusts were under a triggering event. Approximately $8.0 million of excess overcollateralization is being held by the four trusts as of June
30, 2004. For the fiscal year ended June 30, 2004, the Company repurchased delinquent loans with an aggregate unpaid principal balance of $54.0 million from securitization trusts primarily for trigger management. The Company cannot predict when the four trusts currently exceeding triggers will be below trigger limits and release the excess overcollateralization. In order for these trusts to release the excess overcollateralization, delinquent loans would need to decline, or the company would need to repurchase delinquent loans of up to $10.4 million as of June 30, 2004. If delinquencies increase and the Company cannot cure the delinquency or liquidate the loans in the mortgage securitization trusts without exceeding loss triggers, the levels of repurchases required to manage triggers may increase. The Company's ability to continue to manage triggers in its securitization trusts in the future is affected by the availability of cash from operations or through the sale of subordinated debentures to fund these repurchases.

   The following table summarizes the principal balances of loans and real estate owned "REO" repurchased from securitization trusts (dollars in thousands):

                                                                                                            YEAR ENDED JUNE 30,
                                                                                                       ----------------------------
                                                                                                         2004      2003       2002
                                                                                                       -------    -------   -------
By original loan type:
 Business purpose loans............................................................................    $14,759    $16,252   $ 6,669
 Home equity loans.................................................................................     39,211     38,775    23,571
                                                                                                       -------    -------   -------
   Total...........................................................................................    $53,970    $55,027   $30,240
                                                                                                       =======    =======   =======
By loans and REO:
 Loans repurchased.................................................................................    $41,162    $23,809   $13,653
 REO purchased.....................................................................................     12,808     31,218    16,587
                                                                                                       -------    -------   -------
   Total...........................................................................................    $53,970    $55,027   $30,240
                                                                                                       =======    =======   =======
Number of loans repurchased........................................................................        684        637       341
                                                                                                       =======    =======   =======


   The Company received $40.9 million, $37.6 million and $19.2 million of proceeds from the liquidation of repurchased loans and REO during the years ended June 30, 2004, 2003 and 2002, respectively. The Company had repurchased loans remaining on the balance sheet in the amounts of $3.3 million, $4.7 million and $5.0 million at June 30, 2004, 2003 and 2002, respectively, and REO of $1.9 million, $4.5 million and $3.2 million at June 30, 2004, 2003 and 2002, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

3.  LOAN AND LEASE RECEIVABLES (CONTINUED)

LEASE RECEIVABLES

   Lease receivables were comprised of the following (in thousands):

                                                                      JUNE 30,
                                                                   -------------
                                                                   2004    2003
                                                                   ----   ------
Leases, net of unearned income of $550 in 2003 ................    $--    $4,126
Deferred direct origination costs .............................     --        28
Allowance for credit losses ...................................     --      (170)
                                                                   ---    ------
Net lease receivables .........................................    $--    $3,984
                                                                   ===    ======


   Substantially all leases were direct finance-type leases whereby the lessee had the right to purchase the leased equipment at the lease expiration for a nominal amount.

   On January 22, 2004, the Company executed an agreement to sell its interests in the remaining leases in its portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for the Company's lease portfolio balance as of December 31, 2003. The Company received the cash from this sale in January 2004 and recognized a net gain of $0.5 million.

4.  ALLOWANCE FOR CREDIT LOSSES

   The activity in the allowance for credit losses on non-accrual loans and leases is summarized as follows (in thousands):


                                                                                                            YEAR ENDED JUNE 30,
                                                                                                      -----------------------------
                                                                                                         2004      2003       2002
                                                                                                      --------    -------   -------
Balance at beginning of year......................................................................    $    363    $ 1,094   $ 1,106
Provision for credit losses:
 Business purpose loans...........................................................................         161         30       777
 Home equity loans................................................................................       3,474         89     1,465
 Equipment leases.................................................................................        (210)       364     1,319
                                                                                                      --------    -------   -------
   Total provision................................................................................       3,425        483     3,561
                                                                                                      --------    -------   -------
Loan charge-offs:
 Business purpose loans...........................................................................        (274)      (129)     (889)
 Home equity loans................................................................................      (3,531)      (622)   (1,297)
 Equipment leases.................................................................................      (1,127)      (865)   (1,689)
                                                                                                      --------    -------   -------
   Total loan charge offs.........................................................................      (4,932)    (1,616)   (3,875)
                                                                                                      --------    -------   -------
Recoveries of loans previously charged off:
 Business purpose loans...........................................................................          84         38        24
 Home equity loans................................................................................          14         12         5
 Equipment leases.................................................................................       1,167        352       273
                                                                                                      --------    -------   -------
   Total recoveries...............................................................................       1,265        402       302
                                                                                                      --------    -------   -------
Total charge-offs, net............................................................................      (3,667)    (1,214)   (3,573)
                                                                                                      --------    -------   -------
Balance at end of year............................................................................    $    121    $   363   $ 1,094
                                                                                                      ========    =======   =======
Ratio of net charge offs in the portfolio to the average portfolio(a).............................        2.10%      0.85%     2.89%
Ratio of allowance to non-accrual loans and leases ...............................................        5.72%      4.39%     8.70%

---------------
(a) The average portfolio includes loans available for sale, non-accrual loans and leases.

   The following schedule details the provision for credit losses for the years ended June 30, 2004, 2003 and 2002 (in thousands):


                                                                                                             YEAR ENDED JUNE 30,
                                                                                                         --------------------------
                                                                                                           2004      2003     2002
                                                                                                         -------    ------   ------
Loans available for sale.............................................................................    $    42    $1,319   $  262
Non-accrual loans....................................................................................      3,676     1,439    2,506
Leases ..............................................................................................       (210)      364    1,319
                                                                                                         -------    ------   ------
Total Provision for Credit Losses....................................................................    $ 3,508    $3,122   $4,087
                                                                                                         =======    ======   ======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS

   The following schedule details loan securitization activity (dollars in millions):

                                                                                                           YEAR ENDED JUNE 30,
                                                                                                      -----------------------------
                                                                                                       2004       2003       2002
                                                                                                      ------    --------   --------
Loans securitized:
 Business purpose loans...........................................................................    $ 11.0    $  112.0   $  129.1
 Home equity loans................................................................................     130.4     1,311.7    1,222.0
                                                                                                      ------    --------   --------
                                                                                                      $141.4    $1,423.7   $1,351.1
                                                                                                      ======    ========   ========
Number of term securitizations:
 Business purpose and home equity loans...........................................................         1           3          4
Cash proceeds:
 Business purpose and home equity loans...........................................................    $139.3    $1,445.0   $1,374.6
Securitization gains:
 Business purpose and home equity loans...........................................................    $ 15.1    $  171.0   $  185.6


   The table below summarizes certain cash flows received from and paid to securitization trusts (in millions):


                                                               YEAR ENDED JUNE 30,
                                                               -----------------
                                                                 2004     2003
                                                               ------   --------
Proceeds from new securitizations .........................    $139.3   $1,445.0
Contractual servicing fees received .......................      43.6       44.9
Other cash flows received on retained interests(a) ........     151.1       87.2
Purchases of delinquent or foreclosed assets ..............     (54.0)     (55.0)
Servicing advances ........................................     (11.6)     (10.3)
Reimbursement of servicing advances .......................      11.8       11.6

---------------
(a) Amount is net of required purchases of additional overcollateralization.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)

   The Company's securitizations involve a two-step transfer that qualified for sale accounting under SFAS No. 125 and also qualify under SFAS No. 140. First, the Company sells the loans to an SPE, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the SPE sells the loans to a qualified SPE, which is a trust transferring title of the loans and isolating those assets from the Company's assets. The Company receives a true sale opinion from legal counsel for each securitization. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans being sold, collects proceeds on behalf of the certificate holders, distributes proceeds and is a distinct legal entity, independent from the Company.

   The Company also used SPEs in the sales of loans to a $300.0 million off-balance sheet mortgage conduit facility. Sales into the off-balance sheet facility involved a two-step transfer that qualified for sale accounting under SFAS No. 140, similar to the process described above. This facility had a revolving feature and could be directed by the sponsor to dispose of the loans.

   Typically, the loans were disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold in whole loan sale transactions. Under this off-balance sheet facility arrangement, the loans had been isolated from the Company and its subsidiaries and as a result, transfers to the facility were treated as sales for financial reporting purposes. When loans were sold to this facility, the Company assessed the likelihood that the sponsor would transfer the loans into a term securitization. As the sponsor had typically transferred the loans to a term securitization prior to the fourth quarter of fiscal 2003, the amount of gain on sale recognized for loans sold to this facility was estimated based on the terms the Company would obtain in a term securitization rather than the terms of this facility. For the fourth quarter of fiscal 2003, the likelihood that the facility sponsor would ultimately transfer the underlying loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility was based on terms expected in a whole loan sale transaction. The Company's ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. At June 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balance due of $275.6 million as assets and owed $267.5 million to third parties. Through September 30, 2003, $222.3 million of the loans which were in the facility at June 30, 2003 were sold in whole loan sales as directed by the facility sponsor. At September 30, 2003, the facility held loans with principal balances of $40.5 million as assets and owed $36.0 million to third parties. This conduit facility was refinanced in an October 16, 2003 refinancing as described in Note 10.

   Declining interest rates and resulting high prepayment rates over the last eleven quarters have required revisions to our estimates of the value of our securitization assets. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, our prepayment rates, as well as those throughout the mortgage industry, remained at higher than expected levels due to continuing low interest rates during this period. As a result, over the last eleven quarters, the Company has recorded cumulative pre-tax write downs to its interest-only strips in the aggregate amount of $175.8 million and pre-tax adjustments to the value of servicing rights of $17.9 million, for total adjustments of $193.7 million, mainly due to the higher than expected prepayment experience. During the same period, the Company reduced the discount rates it applies to value its securitization assets, resulting in net favorable pre-tax valuation impacts of $20.9 million on interest-only strips and $7.1 million on servicing rights. The discount rates were reduced primarily to reflect the impact of the sustained decline in market interest rates. Additionally, on June 30, 2004, the Company wrote down the carrying value of its interest-only strips and servicing rights related to five of its mortgage securitization trusts by $5.4 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of the negotiations to obtain a new $100.0 million warehouse credit facility described in Note 10 and to raise cash to pay fees on new warehouse credit facilities. The following table summarizes the net cumulative write downs recorded on the Company's securitization assets over the last eleven quarters (in thousands):

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)



                                                                                               TOTAL       INCOME         OTHER
                                                                                            WRITE DOWN    STATEMENT   COMPREHENSIVE
                                                                                            (WRITE UP)     IMPACT     INCOME IMPACT
                                                                                            ----------    ---------   -------------
PRE-TAX ADJUSTMENT RESULTING FROM:
Prepayments.............................................................................     $193,743     $128,667       $65,076
Discount rate...........................................................................      (28,038)     (18,427)       (9,611)
Loss on sale............................................................................        5,452        3,446         2,006
                                                                                             --------     --------       -------
Net cumulative write down...............................................................     $171,157     $113,686       $57,471
                                                                                             ========     ========       =======


   During fiscal 2004, the Company recorded total pre-tax valuation adjustments on its interest-only strips and servicing rights of $63.8 million, of which $46.4 million was charged as expense to the income statement and $17.4 million was charged to other comprehensive income. These adjustments primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2004 due to the low interest rate environment experienced during fiscal 2004. The fiscal 2004 valuation adjustment also includes a write down of the carrying value of interest-only strips and servicing rights related to five of the Company's mortgage securitization trusts of $5.4 million to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of negotiations to obtain a new $100.0 million warehouse credit facility and to raise cash to pay fees on new warehouse credit facilities and as a result, the Company did not realize their full value as reflected on its books. This compares to total pre-tax valuation adjustments on the Company's securitization assets of $63.3 million during the year ended June 30, 2003, of which $45.2 million was charged as expense to the income statement and $18.1 million was reflected as an adjustment to other comprehensive income.
The breakout of the total adjustments in fiscal 2004 and 2003 between interest-only strips and servicing rights was as follows (in thousands):


                                                             YEAR ENDED JUNE 30, 2004                YEAR ENDED JUNE 30, 2003
                                                       ------------------------------------    ------------------------------------
                                                        TOTAL      INCOME         OTHER         TOTAL      INCOME         OTHER
                                                        WRITE     STATEMENT   COMPREHENSIVE     WRITE     STATEMENT   COMPREHENSIVE
                                                         DOWN      IMPACT     INCOME IMPACT      DOWN      IMPACT     INCOME IMPACT
                                                       -------    ---------   -------------    -------    ---------   -------------
Interest-only strips ...............................   $57,031     $39,659       $17,372       $57,973     $39,900       $18,073
Servicing rights ...................................     6,791       6,791            --         5,282       5,282            --
                                                       -------     -------       -------       -------     -------       -------
Total securitization assets ........................   $63,822     $46,450       $17,372       $63,255     $45,182       $18,073
                                                       =======     =======       =======       =======     =======       =======


   The valuation adjustment on interest-only strips for fiscal 2004 included the net impact of a December 31, 2003 reduction in the discount rate applied to value the residual cash flows from interest-only strips from 11% to 10%, and a subsequent increase in that discount rate at June 30, 2004 back to 11%. The discount rate was reduced to 10% on December 31, 2003 from 11% on September 30, 2003 and June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The increase back to 11% at June 30, 2004 was made to reflect an increase in market interest rates that had occurred since the end of the March 2004 quarter. The December 31, 2003 reduction in discount rate had a favorable impact of $8.4 million on that quarter's valuation adjustment. The June 30, 2004 increase in discount rate had an unfavorable impact of $8.4 million on that quarter's valuation adjustment.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)

   The following tables detail the pre-tax write downs of the securitization assets by quarter and details the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights (in thousands):

FISCAL YEAR 2004:


                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                    DOWN      IMPACT     INCOME IMPACT
-------------                                                                                  -------    ---------   -------------
September 30, 2003.........................................................................    $16,658     $10,795       $ 5,863
December 31, 2003..........................................................................     14,724      11,968         2,756
March 31, 2004.............................................................................     23,191      15,085         8,106
June 30, 2004..............................................................................      9,249       8,602           647
                                                                                               -------     -------       -------
Total Fiscal 2004..........................................................................    $63,822     $46,450       $17,372
                                                                                               =======     =======       =======

FISCAL YEAR 2003:


                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                    DOWN      IMPACT     INCOME IMPACT
-------------                                                                                  -------    ---------   -------------
September 30, 2002.........................................................................    $16,739     $12,078       $ 4,661
December 31, 2002..........................................................................     16,346      10,568         5,778
March 31, 2003.............................................................................     16,877      10,657         6,220
June 30, 2003..............................................................................     13,293      11,879         1,414
                                                                                               -------     -------       -------
Total Fiscal 2003..........................................................................    $63,255     $45,182       $18,073
                                                                                               =======     =======       =======

FISCAL YEAR 2002:


                                                                                                TOTAL      INCOME         OTHER
                                                                                                WRITE     STATEMENT   COMPREHENSIVE
QUARTER ENDED                                                                                    DOWN      IMPACT     INCOME IMPACT
-------------                                                                                  -------    ---------   -------------
December 31, 2001..........................................................................    $11,322     $ 4,462       $ 6,860
March 31, 2002.............................................................................     15,513       8,691         6,822
June 30, 2002..............................................................................     17,244       8,900         8,344
                                                                                               -------     -------       -------
Total Fiscal 2002..........................................................................    $44,079     $22,053       $22,026
                                                                                               =======     =======       =======

   Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)

   The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
          VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT JUNE 30, 2004


                                                                    2003-2   2003-1    2002-4   2002-3    2002-2    2002-1   2001-4
                                                                    ------   ------    ------   ------    ------    ------   ------
INTEREST-ONLY STRIP RESIDUAL DISCOUNT RATE:
 Initial valuation..............................................       11%      13%       13%      13%       13%       13%      13%
 Current valuation..............................................       11%      11%       11%      11%       11%       11%      11%
INTEREST-ONLY STRIP OVERCOLLATERALIZATION DISCOUNT RATE:
 Initial valuation..............................................        8%       7%        9%       7%        7%        7%       7%
 Current valuation..............................................        8%       5%        9%       7%        7%        7%       5%
SERVICING RIGHTS DISCOUNT RATE:
 Initial valuation..............................................      (e)       11%       11%      11%       11%       11%      11%
 Current valuation..............................................      (e)        9%        9%       9%        9%        9%       9%
PREPAYMENT RATES(a):
 INITIAL ASSUMPTION(b):
   Business loans...............................................       11%      11%       11%      11%       11%       11%      11%
   Home equity loans............................................       22%      22%       22%      22%       22%       22%      22%
 RAMP PERIOD (MONTHS):
   Business loans...............................................       27       27        27       27        27        27       27
   Home equity loans............................................       30       30        30       30        30        30       30
 CURRENT EXPERIENCE(c):
   Business loans...............................................       15%      28%       15%      23%       25%       31%      19%
   Home equity loans............................................       31%      55%       48%      45%       42%       44%      38%
 CURRENT ASSUMPTION(d):
   Business loans
    Months 1 through 3..........................................       13%      23%       16%      21%       35%       28%      29%
    Months 4 through 12.........................................       16%      21%       21%      20%       17%       14%      11%
    Months thereafter...........................................       14%      13%       12%      11%       10%       10%      10%
   Home equity loans
    Months 1 through 3..........................................       30%      43%       39%      37%       35%       37%      39%
    Months 4 through 12.........................................       20%      20%       20%      20%       20%       20%      20%
    Months 13 through 24........................................       15%      15%       15%      15%       15%       15%      15%
    Months thereafter...........................................       12%      12%       12%      12%       12%       12%      12%
ANNUAL CREDIT LOSS RATES:
 Initial assumption.............................................     0.52%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Actual experience..............................................     0.05%    0.02%     0.05%    0.11%     0.15%     0.15%    0.23%
 Current assumption.............................................     0.52%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
SERVICING FEES:
 Contractual fees...............................................      (e)     0.50%     0.50%    0.50%     0.50%     0.50%    0.50%
 Ancillary fees.................................................      (e)     1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) Prepayment rates are expressed as Constant Prepayment Rate (CPR).
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected CPR. The business loan prepayment ramp begins at 3% in month one, ramps to an expected peak rate over 27 months, then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(c) Current experience is a six-month historical average.
(d) Current assumption is a blended average projected during the time period described.
(e) Servicing rights for the 2003-2 loans were sold to a third party servicer.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
    VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT JUNE 30, 2004 (CONTINUED)


                                                                    2001-3   2001-2    2001-1   2000-4    2000-3    2000-2   2000-1
                                                                    ------   ------    ------   ------    ------    ------   ------
INTEREST-ONLY STRIP RESIDUAL DISCOUNT RATE:
 Initial valuation..............................................       13%      13%       13%      13%       13%       13%      11%
 Current valuation..............................................       11%      11%       11%      11%       11%       11%      11%
INTEREST-ONLY STRIP OVERCOLLATERALIZATION DISCOUNT RATE:
 Initial valuation..............................................        7%       7%        6%       7%        8%        8%       8%
 Current valuation..............................................        6%       7%        6%       7%        8%        8%       8%
SERVICING RIGHTS DISCOUNT RATE:
 Initial valuation..............................................       11%      11%       11%      11%       11%       11%      11%
 Current valuation..............................................        9%       9%        9%       9%        9%        9%       9%
PREPAYMENT RATES(a):
 INITIAL ASSUMPTION(b):
   Business loans...............................................       11%      11%       11%      10%       10%       10%      10%
   Home equity loans............................................       22%      22%       22%      24%       24%       24%      24%
 RAMP PERIOD (MONTHS):
   Business loans...............................................       24       24        24       24        24        24       24
   Home equity loans............................................       30       30        30       24        24        24       18
 CURRENT EXPERIENCE(c):
   Business loans...............................................        9%      30%       31%      29%       44%       17%      31%
   Home equity loans............................................       39%      41%       48%      40%       40%       35%      44%
 CURRENT ASSUMPTION(d):
   Business loans
    Months 1 through 3..........................................       22%      14%       24%      31%       14%       17%      11%
    Months 4 through 12.........................................       10%      10%       11%      11%       12%       10%      11%
    Months thereafter...........................................       10%      10%       10%      10%       10%       10%      10%
   Home equity loans
    Months 1 through 3..........................................       38%      35%       34%      28%       36%       33%      23%
    Months 4 through 12.........................................       20%      20%       20%      20%       20%       20%      20%
    Months 13 through 24........................................       15%      15%       15%      15%       15%       15%      15%
    Months thereafter...........................................       12%      12%       12%      12%       12%       12%      12%
ANNUAL CREDIT LOSS RATES:
 Initial assumption.............................................     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Actual experience..............................................     0.46%    0.53%     0.85%    0.50%     0.53%     0.56%    0.72%
 Current assumption.............................................     0.50%    0.50%     0.55%    0.50%     0.50%     0.55%    0.70%
SERVICING FEES:
 Contractual fees...............................................     0.50%    0.50%     0.50%    0.50%     0.50%     0.50%    0.50%
 Ancillary fees.................................................     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) Prepayment rates are expressed as Constant Prepayment Rate (CPR).
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected CPR. The business loan prepayment ramp begins at 3% in month one, ramps to an expected peak rate over 27 months, then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(c) Current experience is a six-month historical average.
(d) Current assumption rates are a blended average during the projected time period described.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
    VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT JUNE 30, 2004 (CONTINUED)


                                                                 1999-4   1999-3    1999-2   1999-1    1998(e)    1997(e)   1996(e)
                                                                 ------   ------    ------   ------    -------    -------   -------
INTEREST-ONLY STRIP RESIDUAL DISCOUNT RATE:
 Initial valuation...........................................       11%      11%       11%      11%        11%       11%        11%
 Current valuation...........................................       11%      11%       11%      11%        11%       11%        11%
INTEREST-ONLY STRIP OVERCOLLATERALIZATION DISCOUNT RATE:
 Initial valuation...........................................        8%       7%        7%       7%         7%        7%         8%
 Current valuation...........................................        8%       7%        7%       7%         7%        7%         8%
SERVICING RIGHTS DISCOUNT RATE:
 Initial valuation...........................................       11%      11%       11%      11%        11%       11%        11%
 Current valuation...........................................        9%       9%        9%       9%         9%        9%         9%
PREPAYMENT RATES(a):
 INITIAL ASSUMPTION(b):
   Business loans............................................       10%      10%       10%      10%        13%       13%        13%
   Home equity loans.........................................       24%      24%       24%      24%        24%       24%        24%
 RAMP PERIOD (MONTHS):
   Business loans............................................       24       24        24       24         24        24         24
   Home equity loans.........................................       18       18        18       18         12        12         12
 CURRENT EXPERIENCE(c):
   Business loans............................................       27%      27%       33%      16%        19%       29%        24%
   Home equity loans.........................................       44%      32%       40%      33%        30%       21%        22%
 CURRENT ASSUMPTION(d):
   Business loans
    Months 1 through 3.......................................       17%      28%       16%      18%        23%       22%        32%
    Months 4 through 12......................................       11%      11%       12%      10%        11%       12%        10%
    Months thereafter........................................       10%      10%       10%      10%        10%       10%        10%
   Home equity loans
    Months 1 through 3.......................................       33%      25%       27%      31%        29%       31%        44%
    Months 4 through 12......................................       20%      20%       20%      20%        20%       20%        20%
    Months 13 through 24.....................................       15%      15%       15%      15%        15%       15%        15%
    Months thereafter........................................       12%      12%       12%      12%        12%       12%        12%
ANNUAL CREDIT LOSS RATES:
 Initial assumption..........................................     0.30%    0.25%     0.25%    0.25%      0.25%     0.25%      0.25%
 Actual experience...........................................     0.79%    0.68%     0.44%    0.54%      0.53%     0.35%      0.38%
 Current assumption..........................................     0.85%    0.65%     0.45%    0.55%      0.58%     0.40%      0.45%
SERVICING FEES:
 Contractual fees............................................     0.50%    0.50%     0.50%    0.50%      0.50%     0.50%      0.50%
 Ancillary fees..............................................     1.25%    1.25%     1.25%    1.25%      1.25%     1.25%      1.25%

---------------
(a) Prepayment rates are expressed as Constant Prepayment Rate (CPR).
(b) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected CPR. The business loan prepayment ramp begins at 3% in month one, ramps to an expected peak rate over 27 months, then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(c) Current experience is a six-month historical average.
(d) Current assumption is a blended average during the projected time period described.
(e) Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools. Under the terms of a September 27, 2004 sale agreement, the Company sold the interest-only strips related to 1996-2, 1997-1, 1997-2, 1998-1 and 1998-2.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

5.  SECURITIZATIONS (CONTINUED)

   The table below summarizes at June 30, 2004 the amount of securitized loans in our securitization trusts, the carrying value of our securitization assets and the weighted-average life of our securitized loans.

Securitized collateral balance ....................................   $1,928,086
Balance sheet carrying value of retained interests(a) .............   $  532,824
Weighted-average collateral life (in years) .......................          5.0

---------------
(a) Amount includes interest-only strips and servicing rights.

   The table below outlines the sensitivity of the current fair value of the Company's interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. The Company's base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience" (dollars in thousands):



                                                                IMPACT OF
                                                             ADVERSE CHANGE
                                                         -----------------------
                                                         10% CHANGE   20% CHANGE
                                                         ----------   ----------
Prepayment speed ....................................     $21,427       $41,611
Credit loss rate ....................................       3,994         7,987
Floating interest rate certificates(a) ..............         949         1,899
Discount rate .......................................      17,510        33,926

---------------
(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

   The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

   These sensitivities reflect the approximate amount of the fair values that the Company's interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes.

6.  INTEREST-ONLY STRIPS

   Interest-only strips were comprised of the following (in thousands):

                                                                   JUNE 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
Interest-only strips
 Available for sale .....................................    $459,086   $597,166
 Trading assets .........................................          --      1,112
                                                             --------   --------
                                                             $459,086   $598,278
                                                             ========   ========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

6.  INTEREST-ONLY STRIPS (CONTINUED)

   Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At June 30, 2004 and 2003, the fair value of overcollateralization related cash flows were $216.9 million and $279.2 million, respectively.

   The activity for interest-only strip receivables is summarized as follows (in thousands):

                                                                  JUNE 30,
                                                            --------------------
                                                               2004       2003
                                                            ---------   --------
Balance at beginning of period .........................    $ 598,278   $512,611
Initial recognition of interest-only strips, including
  initial overcollateralization of $0 million and
  $10.6 million.........................................       25,523    160,116
Cash flow from interest-only strips ....................     (178,457)  (160,417)
Required purchases of additional overcollateralization .       27,334     73,253
Interest accretion  ....................................       40,176     47,347
Termination of lease securitization(a) .................       (1,759)    (1,890)
Adjustment for loans subject to repurchase rights ......        2,687      2,600
Adjustments to fair value recorded through other
  comprehensive income(b)...............................      (15,037)     4,558
Other than temporary fair value adjustment(c) ..........      (39,659)   (39,900)
                                                            ---------   --------
Balance at end of period ...............................    $ 459,086   $598,278
                                                            =========   ========

---------------
(a) Reflects release of lease collateral from lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Lease receivables of $1.8 and $1.6 million were recorded on the balance sheets at December 31, 2003 and 2002 as a result of these terminations.

(b) Adjustments to the carrying value of interest-only strips for the initial write up to fair value are recorded through other comprehensive income, which is a component of stockholders' equity. Additionally, to the extent any individual interest-only strip has a portion of its initial write up to fair value still remaining in other comprehensive income at the time of impairment, other than temporary decreases in its fair value would first be recorded as a reduction to other comprehensive income.

(c)  Recorded through the income statement.

   See Note 5 for a further description of the write downs recognized in fiscal years 2004 and 2003.

7.  SERVICING RIGHTS

   The total managed loan and lease portfolio, which includes loans held by the Company as available for sale, non-accrual loans, leases and securitized loans and leases the Company services for others, is as follows (in thousands):


                                                                  JUNE 30,
                                                         -----------------------
                                                             2004        2003
                                                         ----------   ----------
Home equity loans ...................................    $1,836,670   $3,249,501
Business purpose loans ..............................       255,200      393,098
Equipment leases ....................................            --        8,475
                                                         ----------   ----------
                                                         $2,091,870   $3,651,074
                                                         ==========   ==========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

7.  SERVICING RIGHTS (CONTINUED)

   The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):


                                                             YEAR ENDED JUNE 30,
                                                             -------------------
                                                                2004      2003
                                                             --------   --------
Balance at beginning of year ............................    $119,291   $125,288
Initial recognition of servicing rights .................          --     41,171
Amortization ............................................     (38,762)   (41,886)
Write down ..............................................      (6,791)    (5,282)
                                                             --------   --------
Balance at end of year ..................................    $ 73,738   $119,291
                                                             ========   ========


   Servicing rights are valued quarterly by the Company based on the current estimated fair value of the servicing asset. During fiscal 2004 and 2003, the Company recorded total pre-tax valuation adjustments on its servicing rights of $6.8 million and $5.3 million, respectively, which were charged to the income statement. The fiscal 2004 valuation adjustment includes a June 30, 2004 write down of $1.3 million of servicing rights related to five mortgage securitization trusts to reflect their values under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of the negotiations to obtain new $100.0 million warehouse credit facility and to raise cash to pay fees on new warehouse credit facilities and as a result, the Company did not realize their full value as reflected on its books. See Note 5 for more detail and key assumptions used in the periodic valuation of the servicing rights.

   Information regarding the sensitivity of the current fair value of interest-only strips and servicing rights to adverse changes in the key assumptions used to value these assets is detailed in Note 5.


   As a result of our non-compliance at September 30, 2003 with the net worth covenant in several of our servicing agreements, the Company requested and obtained waivers of the non-compliance from the two financial insurers representing bond holders. In connection with a waiver of the net worth covenant granted by one of these bond insurers for the remaining term of the related servicing agreements, the Company amended the servicing agreements on September 30, 2003 principally to provide for 120-day term-to-term servicing and for its appointment as servicer for an initial 120-day period commencing as of October 1, 2003. The Company was re-appointed as servicer for additional 120-day terms under these amended servicing agreements on January 29, 2004, May 27, 2004 and September 23, 2004. The second of these bond insurers waived the Company's non-compliance with net worth requirements on an oral basis from September 30, 2003 through March 9, 2004, at which time it confirmed its prior oral waiver in writing and extended the waiver through March 14, 2004. On February 20, 2004 the Company entered into an agreement with this second bond insurer amending the related servicing agreements principally to provide for 30-day term-to-term servicing and to re-appoint the Company as servicer for an initial term through March 15, 2004. Subsequently, this bond insurer, on a monthly basis, has given the Company a waiver of the net worth covenant and re-appointed it as servicer under these amended servicing agreements for all relevant periods since the execution of the amended servicing agreements. Reappointment as servicer under these amended servicing agreements occurs at the sole discretion of each respective bond insurer.


   Separately, one bond insurer, as a condition to its participation in the Company's October 31, 2003 securitization, required that the Company amend the servicing agreement related to a previous securitization in which the bond insurer had participated as bond insurer. The resulting amendment, dated October 31, 2003, to this servicing agreement provided, among other things, for a specifically designated back-up servicer, for 90-day term-to-term servicing and for the Company's re-appointment as servicer for an initial 90-day term commencing October 31, 2003. This bond insurer subsequently re-appointed the Company as servicer under the amended servicing agreement for an additional term through April 30, 2004. On April 30, 2004 this amended servicing agreement was further amended principally to provide for 30-day term-to-term servicing

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

7.  SERVICING RIGHTS (CONTINUED)

and for the Company's reappointment as servicer for a 30-day term expiring May 31, 2004. In connection with a third amendment to this amended servicing agreement, which modified certain administrative terms of this agreement, the Company was reappointed as servicer for a term expiring June 30, 2004. The bond insurer has subsequently reappointed the Company on a monthly basis as servicer under this amended servicing agreement for all relevant periods including the current 30-day period. The Company has regularly been reappointed as servicer under these agreements for all relevant periods under the agreements. Reappointment as servicer under this amended servicing agreement is determined by reference to the Company's continued compliance with its terms.


   Also separately, on March 5, 2004, the Company entered into agreements with another bond insurer which amended the servicing agreements related to all securitizations insured by this bond insurer. These amendments principally provided for a specifically designated back-up servicer. The original provisions of these servicing agreements providing for 3-month term-to-term servicing were not altered by these amendments. Reappointment as servicer user under these amended servicing agreements is determined by reference to the Company's continued compliance with their servicing terms.


   As a result of the foregoing amendments to our servicing agreements, all of our servicing agreements associated with bond insurers now provide for term-to-term servicing.

8.  PROPERTY AND EQUIPMENT

   Property and equipment is comprised of the following (in thousands):

                                                                    JUNE 30,
                                                               -----------------
                                                                  2004     2003
                                                               -------   -------
Computer software .........................................    $20,917   $20,282
Computer hardware .........................................      2,582     3,816
Office furniture and equipment ............................      7,474     4,680
Leasehold improvements ....................................     12,818     8,585
                                                               -------   -------
                                                                43,791    37,363
Less accumulated depreciation and amortization ............     17,744    14,061
                                                               -------   -------
                                                               $26,047   $23,302
                                                               =======   =======


   Depreciation and amortization expense was $7.1 million, $8.6 million and $6.8 million for the years ended June 30, 2004, 2003 and 2002, respectively.

9.  OTHER ASSETS AND OTHER LIABILITIES

   Other assets were comprised of the following (in thousands):

                                                                    JUNE 30,
                                                               -----------------
                                                                 2004      2003
                                                               -------   -------
Goodwill ..................................................    $16,315   $15,121
Financing costs, debt offerings ...........................      3,567     3,984
Real estate owned .........................................      1,920     4,776
Investments held to maturity ..............................        839       881
Due from securitization trusts for servicing related
  activities...............................................        792     1,344
Other .....................................................      4,115     4,346
                                                               -------   -------
                                                               $27,548   $30,452
                                                               =======   =======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

9.  OTHER ASSETS AND OTHER LIABILITIES (CONTINUED)

   The activity in other real estate owned during the years ended June 30, 2004, 2003 and 2002 was as follows (in thousands):


                                                                                                          YEAR ENDED JUNE 30,
                                                                                                    -------------------------------
                                                                                                        2004      2003       2002
                                                                                                    --------    --------   --------
Balance at beginning of period..................................................................    $  4,776    $  3,784   $  2,322
Properties acquired through foreclosure(a)......................................................         471       2,771      3,319
Properties purchased from securitization trusts(a)..............................................       8,576      21,998     11,236
Sales/liquidation proceeds......................................................................     (11,840)    (22,273)   (13,252)
Property revaluation losses.....................................................................        (352)       (833)      (282)
Gain (loss) on sale/liquidation.................................................................         289        (671)       441
                                                                                                    --------    --------   --------
Total...........................................................................................    $  1,920    $  4,776   $  3,784
                                                                                                    ========    ========   ========

---------------
(a) At lower of cost or net realizable value.

   Other liabilities were comprised of the following (in thousands):


                                                                    JUNE 30,
                                                               -----------------
                                                                 2004      2003
                                                               -------   -------
Commitments to fund closed loans ..........................    $46,654   $35,187
Unearned lease incentives .................................     12,793     9,465
Deferred rent incentive ...................................      4,908        --
Escrow deposits held ......................................      3,113     4,885
Funds held in suspense ....................................      1,383     6,103
Periodic advance guarantee ................................        670       650
Sold loan recourse liability ..............................        307        82
Hedging liabilities, at fair value ........................        103     6,335
Trading liabilities, at fair value ........................        851       334
Other .....................................................      1,090       995
                                                               -------   -------
                                                               $71,872   $64,036
                                                               =======   =======


   See Note 19 for an explanation of the Company's hedging and trading activities.

   Unearned lease incentives represent reimbursements received in conjunction with the lease agreement for the Company's corporate office space in Philadelphia, Pennsylvania. These funds represent reimbursement from the landlord for leasehold improvements and furniture and equipment in the rented space and will be recognized as an offset to rent expense over the term of the lease or the life of the asset, whichever is shorter.

   Deferred rent incentive represents the accrual of future rent payments, which will be made mainly in conjunction with the lease agreement for the Company's corporate office space in Philadelphia, Pennsylvania. This lease agreement, which is for a term of eleven years, required no cash rent payments during its first year. The Company is recording rent expense equal to the aggregate cash rent payments, which will be paid in years two through eleven, on a straight-line basis over the full eleven year life of the lease. The balance in the deferred rent incentive accrual was established during the first year and will be reduced to zero on a straight-line basis over years two through eleven.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE


   Subordinated debentures was comprised of the following (in thousands):


                                                                  JUNE 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
Subordinated debentures(a) ..............................    $509,928   $702,423
Subordinated debentures - money market notes(b) .........      12,681     17,117
                                                             --------   --------
Total subordinated debentures ...........................    $522,609   $719,540
                                                             ========   ========


   Senior collateralized subordinated notes were comprised of the following (in thousands):


                                                                  JUNE 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
Senior collateralized subordinated notes(c) ...............  $ 83,639   $     --
                                                             ========   ========


   Warehouse lines and other notes payable were comprised of the following (in thousands):


                                                                   JUNE 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
Warehouse revolving line of credit(d) ...................    $ 53,223   $     --
Warehouse revolving line of credit(e) ...................     186,364         --
Warehouse and operating revolving line of credit(f) .....          --     30,182
Warehouse revolving line of credit(g) ...................          --    136,098
Warehouse revolving line of credit(h) ...................          --     19,671
Capitalized leases(i) ...................................         488        807
Convertible promissory notes(j) .........................       1,125         --
Bank overdraft(k) .......................................          --     26,158
                                                             --------   --------
Total warehouse lines and other notes payable ...........    $241,200   $212,916
                                                             ========   ========

---------------
(a) Subordinated debentures due July 2004 through July 2014, interest rates ranging from 5.30% to 13.99%; average rate at June 30, 2004 was 10.04%, average remaining maturity was 13.5 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debentures including money market notes was 9.91% at June 30, 2004.

(b) Subordinated debentures - money market notes due upon demand, interest rate at 4.88%; subordinated to all of the Company's senior indebtedness.

(c) Senior collateralized subordinated notes due July 2004 through July 2014, interest rates ranging from 5.40% to 13.10%; average rate at June 30, 2004 was 9.92%, average remaining maturity was 19.2 months. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes issued in the Exchange Offer plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes, as determined by the Company on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)

     senior collateralized subordinated notes will rank junior in right of payment behind the Company's senior indebtedness and all of the Company's other existing and future senior debt and behind the existing and future debt of the Company's subsidiaries and equally in right of payment with the subordinated debentures, and any future subordinated debentures issued by the Company and other unsecured debt. Senior collateralized subordinated notes were issued in connection with the December 1, 2003 and June 30, 2004 Exchange Offers. At June 30, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust which secure the senior collateralized subordinated notes totaled $411.9 million, of which $125.5 million represents 150% of the outstanding principal balance of the senior collateralized subordinated notes at June 30, 2004.

(d) $200.0 million warehouse revolving line of credit with JPMorgan Chase Bank entered into on September 22, 2003 and expiring September 2004. The maturity date of this facility was extended to November 5, 2004 and on September 30, 2004 the facility amount was reduced to $100.0 million. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans.

(e) $250.0 million warehouse revolving line of credit with Chrysalis Warehouse Funding, LLC, entered into on October 14, 2003 and expiring October 2006. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans and certain interest-only strips. Interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $53.7 million.

(f) Originally a $50.0 million warehouse and operating revolving line of credit with JPMorgan Chase Bank, collateralized by certain pledged loans, advances to securitization trusts, real estate owned and certain interest-only strips, which was replaced for warehouse lending purposes by the $200.0 million facility on September 22, 2003. Pursuant to an amendment, this facility remained in place as an $8.0 million letter of credit facility to secure lease obligations for corporate office space, until it expired in December 2003. In December 2003, the Company was issued a stand alone letter of credit for $8.0 million collateralized by cash.

(g) Originally a $200.0 million warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at Credit Suisse's discretion. Subsequent to June 30, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from
     $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to September 30, 2003. The expiration date was subsequently extended to October 17, 2003, but no new advances were permitted under this facility subsequent to September 30, 2003. This facility was paid down in full on October 16, 2003. The interest rate on the facility was based on one-month LIBOR plus a margin. Advances under this facility were collateralized by pledged loans.

(h) Previously a $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances could be obtained, subject to specific conditions described in the agreements. Interest rates on the advances were based on one-month LIBOR plus a margin. The obligations under this agreement were collateralized by pledged loans. This facility was paid down in full on October 16, 2003 and it expired pursuant to its terms on October 31, 2003.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


(i) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment.

(j) Consists of two convertible non-negotiable promissory notes issued for the acquisition of certain assets and operations of two mortgage broker businesses. The first note, issued December 23, 2003, bears interest at 6% per annum and matures June 30, 2005. At any time on or after December 24, 2004 and before January 31, 2005, the holder of the note has the option to convert the note into the number of shares of common stock determined by dividing the outstanding principal amount of the note and accrued interest, if any, by $5.00, subject to adjustment for any changes in the capitalization of the Company affecting its common stock. The second note, issued June 11, 2004, bears interest at 8% per annum and is to be paid in five semi-annual installments of $108 thousand each commencing on December 31, 2004. The final semi-annual installment is due on June 30, 2007. At any semi-annual installment date, the holder of the note has the option to convert the note into the number of shares of the Company's common stock as determined by dividing the semi-annual principal payment amount by the closing price per common share on the immediately preceding semi-annual payment date, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

(k)  Overdraft amount on bank accounts paid on the following business day.

   Principal payments on subordinated debentures, senior collateralized subordinated notes, warehouse lines and other notes payable for the next five years are as follows (in thousands):


YEAR ENDED                                                              JUNE 30,
----------                                                              --------
2005 ................................................................   $594,873
2006 ................................................................    174,394
2007 ................................................................     47,331
2008 ................................................................     10,043
2009 ................................................................      6,509

   At June 30, 2004, warehouse lines and other notes payable were collateralized by $252.3 million of loan receivables and $1.0 million of computer equipment.

   In addition to the above, the Company had available to it the following credit facilities:

     o $5.0 million operating line of credit, which expired pursuant to its terms in January 2004, where fundings were collateralized by investments in the 99-A lease securitization trust and Class R and X certificates of Mortgage Loan Trust 2001-2.

     o $300.0 million facility, which provided for the sale of mortgage loans into an off-balance sheet funding facility. This facility expired pursuant to its terms on July 5, 2003. See Note 5 for further discussion of the off-balance sheet features of this facility.

   Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 2.00% to LIBOR plus 2.50%. The weighted-average interest rate paid on the revolving credit facilities was 3.76% and 2.24% at June 30, 2004 and June 30, 2003, respectively.

   In September 2002, the Company entered into a series of leases for computer equipment, which qualify as capital leases. The original principal amount of debt recorded under these leases was $1.0 million. The leases have an imputed interest rate of 8.0% and mature through January 2006.

   Until its expiration, the Company also had available a $300.0 million mortgage conduit facility. This facility expired pursuant to its terms on July 5, 2003. The facility provided for the sale of loans into an

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


off-balance sheet facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. This facility was paid down in full on October 16, 2003.

   On October 16, 2003, the Company refinanced through another mortgage warehouse conduit facility $40.0 million of loans that were previously held in the off-balance sheet mortgage conduit facility described above. The Company also refinanced an additional $133.5 million of mortgage loans in the new conduit facility, which were previously held in other warehouse facilities, including the $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with Company cash resulted in the Company's receipt of $17.0 million in cash. On October 31, 2003, the Company completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provided that it will terminate upon the disposition of the loans held by it.

FINANCIAL AND OTHER COVENANTS

   GENERAL. The warehouse credit agreements require that the Company maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio of limits that the Company must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to the Company, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on the Company's liquidity and capital resources.

   COVENANTS UNDER JUNE 30, 2004 CREDIT FACILITIES. On September 22, 2003, the Company entered into definitive agreements with JPMorgan Chase Bank for a $200.0 million credit facility for the purpose of funding its loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (ii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debentures commencing with the quarter ending March 31, 2004; (iii) as of the end of any month, commencing January 31, 2004, the aggregate outstanding balance of subordinated debentures must be less than the aggregate outstanding balance as of the end of the prior month; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility had a term of 364 days and by its original terms would have expired September 21, 2004. This facility is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, the Company's maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans the Company services for others) at the end of each fiscal quarter of less than 12.0%, its subordinated debentures not to exceed $705.0 million at any time, and its ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)



FINANCIAL AND OTHER COVENANTS --  (CONTINUED)


   On September 20, 2004, the Company entered into an amendment to its $200.0 million credit facility which extended the scheduled expiration date of this credit facility from September 21, 2004 to September 30, 2004.

   On September 30, 2004, the Company entered into an amendment to the $200.0 million credit facility which extends the expiration date of this credit facility from September 30, 2004 to November 5, 2004, subject to earlier termination upon the occurrence of any of the specified events or conditions described in the facility documents, and decreases facility from $200.0 million to $100.0 million. Since entering into this facility on September 22, 2003, the amount outstanding under this facility at any given time has not exceeded $100.0 million. In addition, the amendment includes changes which reduce the advance rate if the amount outstanding under the facility exceeds $75.0 million. The amendment also changes the portfolio composition requirements to accommodate fluctuations in the pledged loans at the beginning and end of each month, providing greater flexibility to the Company. The purpose of the amendment is to allow the Company to continue to borrow under this facility, subject to its terms as described above, while it finalizes the definitive agreement for a new credit facility. In light of this amendment, on October 1, 2004, the Company entered into an amendment to the $250.0 million credit facility described below which decreased the amount of the additional credit facilities that it must maintain from $200.0 million to $100.0 million, provided that there continues to be at least $40.0 million of wet funding as originally required by the facility agreements.


   On October 14, 2003, the Company entered into definitive agreements with Chrysalis Warehouse Funding, LLC for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The
$250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). The Company also agreed to pay an affiliate of the lender fees of $8.9 million upon closing and approximately $10.3 million annually plus a non-usage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans. Additional credit support for a portion of the facility was created by granting a security interest in substantially all of the Company's interest-only strips and residual interests which the Company contributed to a special purpose entity organized by it to facilitate this transaction. The interest-only strips and residual interests contributed to this special purpose entity also secured the Company's fee obligations under this facility to an affiliate of the lender, as described above. The interest-only strips sold pursuant to the previously described sale agreement of September 27, 2004 were part of the interest-only strips contributed to this special purpose entity for the purpose of securing the Company's fee obligations to this lender affiliate. In consideration for the release by this lender affiliate of its lien on the interest-only strips involved in the September 27, 2004 sale, the Company prepaid $3.5 million of fees owed or to be owed to the lender affiliate.


   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as the Company's agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to its subordinated debentures to $750.0 million or less; (ii) make quarterly reductions commencing in April 2004 of an amount of subordinated debentures pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debentures not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) the Company is unable to sell subordinated debentures for more than three consecutive

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)




FINANCIAL AND OTHER COVENANTS --  (CONTINUED)

weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days.


   The definitive agreements for this $250.0 million facility granted the lender an option for a period of 90 days commencing on the first anniversary of entering into the definitive agreements to increase the credit amount to $400.0 million with additional fees and interest payable by the Company.

   In a related transaction, the Company also sold the interest-only strips and servicing rights related to five of its mortgage securitization trusts to an affiliate of this facility provider under the terms of a September 27, 2004 sale agreement. The sale of these assets was undertaken as part of the Company's negotiations to obtain the new $100.0 million warehouse credit facility and to raise cash to pay fees on new warehouse credit facilities and as a result, the Company did not realize their full value as reflected on its books. The Company wrote down the carrying value of these interest-only strips and servicing rights by $5.4 million at June 30, 2004 to reflect their values under the terms of the sale agreement.

   The Company intends to amend the security agreements related to the senior collateralized subordinated notes to accommodate a request from the lender on its $250.0 million credit facility, and its affiliate, dated September 30, 2004, to clarify an inconsistency between these agreements and the $250.0 million credit facility documents related to liens on certain assets previously pledged by ABFS Warehouse Trust 2003-1 to Clearwing, the affiliate of the lender.

   COVENANTS UNDER A NEW CREDIT FACILITY. On September 17, 2004, the Company executed a commitment letter dated as of September 16, 2004 for a mortgage warehouse credit facility with a warehouse lender for the purpose of funding its home mortgage loan originations. The commitment letter provides for a facility that will consist of a $100.0 million senior secured revolving warehouse line of credit, which may be increased prior to closing to $150.0 million at the option of the warehouse lender. The commitment letter provides for a facility that will have a term of one year from closing with the right to extend for up to two additional one-year terms upon mutual agreement of the parties, with interest equal to LIBOR plus a margin. The facility will be secured by the mortgage loans which are funded by advances under the facility, as well as all assets, accounts receivable and all related proceeds held by the special purpose entity organized to facilitate this transaction referred to as the borrower. The stock of the borrower will also be pledged to the warehouse lender. The Company paid a due diligence fee and also agreed to pay fees of $1.3 million upon commitment, $1.0 million at closing and approximately $3.8 million over the next twelve months plus a non-usage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. The commitment letter and the closing of the facility will be subject to such customary and commercially reasonable terms, covenants, events of default and conditions as the warehouse lender deems appropriate. It is anticipated that this $100.0 million facility will contain representations and warranties, events of default and covenants which are customary for facilities of this type and will be structured similarly to the Company's $250.0 million credit facility.

   The warehouse lender may terminate the commitment at any time prior to entering into a definitive agreement if the Company fails to fulfill its obligations under the commitment letter, the warehouse lender determines that it is likely that the borrower is not capable of entering into a definitive agreement prior to October 20, 2004 or there is a material adverse change in the business, assets, liabilities, operations or condition of the borrower. The commitment letter expires upon the earlier to occur of: the execution of a definitive agreement, October 20, 2004 and the closing of another similar credit facility with a lender other than this warehouse lender. While the Company anticipates that it will close on the facility with this

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)



FINANCIAL AND OTHER COVENANTS --  (CONTINUED)


warehouse lender, there can be no assurance that these negotiations will result in a definitive agreement or that this agreement will contain terms and conditions acceptable to it.

   WAIVERS AND AMENDMENTS OF FINANCIAL COVENANTS. As a result of the loss experienced during fiscal 2003, the Company was not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of its principal credit facilities existing at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million). The Company obtained waivers from these covenant provisions from both lenders. Commencing August 21, 2003, the lender under the $50.0 million warehouse credit facility (which had been amended in December 2002 to add a letter of credit facility) granted the Company a series of waivers for its non-compliance with a financial covenant in that credit facility through November 30, 2003 and on September 22, 2003, in connection with the creation of the new $200.0 million credit facility on the same date, reduced this facility to an $8.0 million letter of credit facility, which secured the lease on the Company's principal executive office. The letter of credit facility expired according to its terms on December 22, 2003, but the underlying letter of credit was renewed for a one-year term on December 18, 2003. The Company also entered into an amendment to the $200.0 million credit facility which provided for the waiver of its non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. The Company entered into subsequent amendments to this credit facility, which extended the expiration date until October 17, 2003. This facility was paid down in full on October 16, 2003 and expired on October 17, 2003.

   In addition, in light of the losses recorded in each quarter of fiscal 2004, the Company requested and obtained waivers or amendments to several credit facilities to address its non-compliance with certain financial covenants.

   The terms of the Company's $200.0 million credit facility with JPMorgan Chase Bank, as amended, required, among other things, that our registration statement registering $295.0 million of subordinated debentures be declared effective by the SEC no later than October 31, 2003, that the Company obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003, that we have a minimum net worth of $28.0 million at September 30, 2003, $25.0 million at October 31, 2003 and November 30, 2003, $30.0 million at December 31, 2003, $32.0 million at March 31, 2004 and $34.0 million at June 30, 2004; that we have a minimum adjusted tangible net worth of $300.0 million and maintain cash and cash equivalents of $25.0 million as of the end of each quarter during the term of the credit facility.

   The lender under this $200.0 million facility agreed to extend the deadline for the Company's registration statement to be declared effective by the SEC to November 10, 2003. The Company's registration statement was declared effective on November 7, 2003. This lender also agreed to extend the date by which the Company was required to close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. The Company subsequently obtained an additional waiver from this lender, which extended this required closing date for obtaining the additional credit facility to October 14, 2003 (this condition was satisfied by the closing of the $250.0 million facility described above). Prior to the closing of the second credit facility, our borrowing capacity on the new $200.0 million facility was limited to $80.0 million.

   This lender under the $200.0 million credit facility also waived the minimum net worth requirements at September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003, March 31, 2004 and

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)



FINANCIAL AND OTHER COVENANTS --  (CONTINUED)

June 30, 2004, adjusted tangible net worth requirements at April 30, 2004, May 31, 2004 and June 30, 2004, and the cash and cash equivalent requirement at December 31, 2004, April 30, 2004 and May 31, 2004.


   Some of the Company's financial covenants in other credit facilities have minimal flexibility and it cannot say with certainty that it will continue to comply with the terms of all debt covenants. There can be no assurance as to whether or in what form a waiver or modification of terms of these agreements would be granted the Company.

SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES

   Under a registration statement declared effective by the SEC on November 7, 2003, the Company registered $295.0 million of subordinated debentures. Of the $295.0 million, $134.7 million of debt from this registration statement was available for future issuance as of June 30, 2004.

   On December 1, 2003, the Company mailed an Exchange Offer, referred to as the first exchange offer, to holders of eligible debentures. Holders of such eligible debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. Senior collateralized subordinated notes issued in the exchange have interest rates equal to 10 basis points above the eligible debentures tendered. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for eligible debentures tendered with maturities of less than 12 months, while eligible debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or reduced to 36 months. All other senior collateralized subordinated notes issued in the first exchange offer have maturities equal to the eligible debentures tendered. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the principal balance of the senior collateralized subordinated notes issued in the Exchange Offer plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the principal balance of the senior collateralized subordinated notes issued in the Exchange Offer, as determined by the Company on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind the Company's senior indebtedness and all of the Company's other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with the subordinated debentures, and any future subordinated debentures issued by the Company and other unsecured debt.

   On May 14, 2004, the Company mailed an Exchange Offer, referred to as the second exchange offer, to holders of eligible debentures. Holders of such eligible debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. The terms of the second exchange offer were similar to the terms of the first exchange offer, as described above.

   At June 30, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $411.9 million, of which $125.5 million represented 150% of the principal balance of the senior collateralized subordinated notes outstanding at June 30, 2004.

   See Note 11 for the results of the exchange offers as of June 30, 2004. On June 30, 2004, the Company also extended the expiration date of the second exchange offer to July 31, 2004, which was subsequently

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

10. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)



SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES -- (CONTINUED)

extended to August 23, 2004. After the August 23, 2004 closing of the second exchange offer, the interest-only strips securing the senior collateralized subordinated notes totaled $148.2 million.


   The Company's subordinated debentures are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debentures in the event of default following payment to holders of the senior debt.


   In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debentures.


FACILITY FEES

   The Company paid commitment fees and non-usage fees on warehouse lines and operating lines of credit of $23.3 million, $0.4 million and $0.7 million in the years ended June 30, 2004, 2003 and 2002, respectively.

11.  STOCKHOLDERS' EQUITY

EXCHANGE OFFERS

   On December 1, 2003, the Company mailed the first exchange offer to holders of eligible subordinated debentures. On May 14, 2004, the Company mailed the second exchange offer to holders of eligible subordinated debentures. Holders of eligible subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. See Note 10 for a description of the terms of the senior collateralized subordinated notes issued in both exchange offers. See below for a description of the terms of the Series A Preferred Stock.

   Under the first exchange offer and June 30, 2004 closing of the second exchange offer, the following amounts of subordinated debentures were exchanged for shares of Series A Preferred Stock and senior collateralized subordinated notes (in thousands):

                                                                                                       SHARES OF         SENIOR
                                                                                      SUBORDINATED      SERIES A     COLLATERALIZED
                                                                                       DEBENTURES      PREFERRED      SUBORDINATED
BY CLOSING DATES                                                                        EXCHANGED     STOCK ISSUED    NOTES ISSUED
----------------                                                                      ------------    ------------   --------------
First Exchange Offer:
 December 31, 2003................................................................      $ 73,554         39,095          $34,459
 February 6, 2004.................................................................        43,673         22,712           20,961
Second Exchange Offer:
 June 30, 2004....................................................................        60,589         31,980           28,609
                                                                                        --------         ------          -------
Combined through June 30, 2004....................................................      $177,816         93,787          $84,029
                                                                                        ========         ======          =======

   On June 30, 2004, the Company also extended the expiration date of the second exchange offer to July 31, 2004, which was subsequently extended to August 23, 2004. Following are the results of the July 31, 2004 and August 23, 2004 extensions and the cumulative results of the first and second exchange offers through August 23, 2004 (in thousands):

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

11.  STOCKHOLDERS' EQUITY (CONTINUED)


EXCHANGE OFFERS --  (CONTINUED)


                                                                                                       SHARES OF         SENIOR
                                                                                      SUBORDINATED      SERIES A     COLLATERALIZED
                                                                                       DEBENTURES      PREFERRED      SUBORDINATED
CLOSING DATES                                                                           EXCHANGED     STOCK ISSUED    NOTES ISSUED
-------------                                                                         ------------    ------------   --------------
 July 31, 2004....................................................................      $ 25,414         12,908          $12,506
 August 23, 2004..................................................................         5,397          2,730            2,667
 Cumulative results of first and second exchange offers...........................       208,627        109,425           99,202


TERMS OF THE SERIES A PREFERRED STOCK

   General. The Series A Preferred Stock has a par value of $0.001 per share and may be redeemed at the Company's option after the second anniversary of the issuance date at a price equal to the liquidation value plus accrued and unpaid dividends.

   Liquidation Preference. Upon any voluntary or involuntary liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation preference of $1.00 per share, plus accrued and unpaid dividends to the date of liquidation. Based on the shares of Series A Preferred Stock outstanding on June 30, 2004, the liquidation value equals $93.8 million. After completion of all closings under the second exchange offer, the liquidation value increased to $109.4 million.

   Dividend Payments. Monthly dividend payments will be $0.008334 per share of Series A Preferred Stock (equivalent to $0.10 per share annually or 10% annually of the liquidation value). Payment of dividends on the Series A Preferred Stock is subject to compliance with applicable Delaware state law. Based on the shares of Series A Preferred Stock outstanding on June 30, 2004, the annual dividend requirement equals $9.4 million. After completion of all closings under the second exchange offer, the annual cash dividend requirement increased to $10.9 million.

   Conversion into Shares of Common Stock. On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no dividends are paid on the Series A Preferred Stock), each share of the Series A Preferred Stock is convertible at the option of the holder into a number of shares of the Company's common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A Preferred Stock has become convertible due to a failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market value of a share of the Company's common stock (which figure shall not be less than $5.00 per share regardless of the actual market value on the conversion date).


   Based on the $5.00 per share market value floor and if each share of Series A Preferred Stock issued in the first exchange offer and the second exchange offer converted on the anniversary dates listed below, the number of shares of the Company's common stock which would be issued upon conversion follows (shares in thousands):


                                                                                   AS OF JUNE 30, 2004       AS OF AUGUST 23, 2004
                                                                                 -----------------------    -----------------------
                                                                                             CONVERTIBLE                CONVERTIBLE
                                                                                NUMBER OF    INTO NUMBER    NUMBER OF   INTO NUMBER
                                                                                PREFERRED     OF COMMON     PREFERRED    OF COMMON
                                                                                  SHARES        SHARES       SHARES        SHARES
                                                                                ---------    -----------    ---------   -----------
Second anniversary date .....................................................     93,787        22,509       109,425       26,262
Third anniversary date ......................................................     93,787        24,384       109,425       28,451

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

11.  STOCKHOLDERS' EQUITY (CONTINUED)


TERMS OF THE SERIES A PREFERRED STOCK -- (CONTINUED)


   As described above, the conversion ratio of the Series A preferred stock increases during the first three years following its issuance, which provides the holders of the Series A preferred stock with a discount on the shares of common stock that will be issued upon conversion. Under guidance issued by the EITF in issue 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," this discount, or beneficial conversion feature, must be valued and amortized to the income statement as additional non-cash preferred dividends over the three-year period that the holders of the Series A preferred stock earn the discount with an offsetting credit to additional paid in capital.

   The Company computed the value of the beneficial conversion feature using the conversion ratio of $1.30 to $5.00, which is the conversion term that is most beneficial to the investor, and would result in the issuance of
24.5 million shares of common stock based on the shares of Series A preferred stock that were issued through June 30, 2004. The value of the beneficial conversion feature equals the excess of the intrinsic value of those
24.5 million shares of common stock at their closing prices on the dates the preferred stock was issued, over the value of the Series A preferred stock on the same dates. The value of the Series A preferred stock was equal to the carrying value of the subordinated debentures exchanged. For closings under the exchange offers through June 30, 2004, the value of the beneficial conversion feature was $10.7 million. During fiscal 2004, amortization of $0.8 million was added to the $2.9 million of cash dividends declared resulting in a total charge to the income statement of $3.7 million. The offset to the charge to the income statement for the amortization of the beneficial conversion feature is recorded to additional paid in capital. For closings under the exchange offers through August 23, 2004, the value of the beneficial conversion feature was $11.3 million. Amortization of the total value of the beneficial conversion feature will be $3.6 million in fiscal 2005, $3.8 million in fiscal 2006 and $3.0 million for fiscal 2007.

RESTRICTED SHARES GRANTED

   The Company entered into an employment agreement dated December 24, 2003 with an experienced industry professional who directs the wholesale business for the Company. The employment agreement provided for this executive to receive an award of 200,000 restricted shares (220,000 shares after the effect of subsequent stock dividends) of the Company's common stock. The vesting of these restricted shares is subject to the executive achieving performance targets for the wholesale business and vesting with respect to 110,000 of such shares occurred as of June 30, 2004. The restricted shares were issued from the Company's treasury stock with an average cost of $12.69 per share. The market price of the Company's common stock on June 30, 2004 was $4.50 per common share and was used to record unearned compensation on the restricted shares. Unearned compensation will be adjusted as the Company's common stock price changes and will be expensed over the vesting period of the restricted stock.

EMPLOYEE STOCK GRANT PROGRAM

   On May 28, 2004, the Board of Directors approved a stock award of 136,850 shares to full-time employees who were hired on or before May 28, 2004. This stock award recognized employees for their contributions during the period of business strategy adjustments. The shares were issued from the Company's treasury stock, which had an average cost of $12.69 per share. The market price of the Company's common stock on May 28, 2004 was $3.29 per common share and was used to record compensation expense on the number of common shares awarded.

OTHER

   On May 13, 2004, the Board of Directors declared a 10% stock dividend payable June 8, 2004 to common shareholders of record on May 25, 2004. In conjunction with the Board's resolution, all outstanding stock options and related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

11.  STOCKHOLDERS' EQUITY (CONTINUED)


OTHER -- (CONTINUED)

per common share, average common share and stock option amounts presented have been adjusted to reflect the effect of this stock dividend. Amounts presented for fiscal 2002 have been similarly adjusted for the effect of a 10% stock dividend declared on August 21, 2002, which was paid on September 13, 2002 to common shareholders of record on September 3, 2002.


   The Company paid no cash dividends on its common stock during the year ended June 30, 2004. Cash dividends of $0.291 and $0.255 were paid in the years ended June 30, 2003 and 2002, respectively.

   In May 2002 the Company registered 484,000 shares of its common stock for use in a dividend reinvestment plan. The dividend reinvestment plan was terminated as of June 30, 2003 with an aggregate of 9,699 shares having been issued under the plan. The dividend reinvestment plan was intended to allow shareholders to purchase the Company's common stock with dividend payments from their existing common stock holdings.

   In December 2003, the Company's shareholders approved an increase in the number of shares of authorized common stock from 9.0 million shares to
209.0 million shares and authorized preferred stock from 3.0 million shares to
203.0 million shares. In December 2003 and June 2004, the Company's shareholders also approved the issuance of shares of the Series A preferred stock in connection with the Company's two exchange offers and shares of common stock upon the conversion of the Series A preferred stock.

   In December 2002, the Company's shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to
3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

   In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of the Company's common stock, which at the time traded and has continued to trade at below book value. In addition, the Company's consistent earnings growth over the past several years through fiscal 2002 did not result in a corresponding increase in the market value of its common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The fiscal 2002 extension authorized the purchase of up to 10% of the then outstanding shares, which totaled approximately 2,661,000 shares on the date of the extension. The Company repurchased 43,000 shares under the most current repurchase program, which terminated in November 2002. The Company did not extend the repurchase program beyond this date and currently has no plans to repurchase additional shares.

   The total number of shares repurchased under the stock repurchase program was: 117,000 in fiscal 1999; 327,000 in fiscal 2000; 627,000 in fiscal 2001;
and 352,000 in fiscal 2002.

12.  EMPLOYEE BENEFIT PLAN

   The Company has a 401(k) defined contribution plan, which was established in 1995, available to all employees who have been with the Company for one-month and have reached the age of 21. Employees may generally contribute up to 15% of their earnings each year, subject to IRS imposed limitations. For participants with one or more years of service, the Company, at its discretion, may match up to 25% of the first 5% of earnings contributed by the employee, and may match an additional 25% of the first 5% of earnings contributed by the employee in Company stock. The Company's contribution was $276 thousand, $417 thousand and $350 thousand for the years ended June 30, 2004, 2003 and 2002, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

13.  STOCK OPTION AND STOCK INCENTIVE PLANS


   The Amended and Restated 1999 Stock Option Plan of the Company ("1999 Plan") is available for the grant to officers, other key employees, directors and important consultants of the Company of options to purchase shares of the Company's common stock. The 1999 Plan was approved by the Company's stockholders. Options granted under the 1999 Plan to officers, other key employees and important consultants of the Company are granted at or above the market price of the Company's stock on the date of grant and generally expire five to ten years from the date of grant. Options granted under the 1999 Plan to non-employee directors are granted at or above the market price of the Company's stock on the date of grant and generally expire three to ten years from the date of grant. Options granted under the 1999 Plan may be fully exercisable when granted or may become fully exercisable only upon the continued employment of the optionee for a specified period of time, only upon the achievement of specified performance goals, or only upon the occurrence of both events. At June 30, 2004, options had been granted for all shares of the Company's common stock previously authorized by the Company's stockholders for issuance under the 1999 Plan and options for the purchase of an additional 104,328 shares of the Company's common stock had been granted subject to approval by the Company's stockholders at the Annual Meeting of Stockholders scheduled to be held December 29, 2004 of a proposal to increase the number of shares authorized for issuance under the 1999 Plan. At June 30, 2004 options granted under the Company's Amended and Restated 1993 Stock Option Plan ("1993 Plan") and the Company's 1995 Stock Option Plan for Non-Employee Directors ("1995 Plan") were also outstanding but both the 1993 Plan and 1995 Plan have expired and no further grants can be made under them.

   A summary of key employee stock option activity for the years ended June 30, 2004, 2003 and 2002 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 11.


                                                                WEIGHTED-AVERAGE
                                             NUMBER OF SHARES    EXERCISE PRICE
                                             ----------------   ----------------
Options outstanding, June 30, 2001 ......         610,064            $10.58
Options granted .........................         121,342             11.64
Options exercised .......................            (133)             9.77
Options canceled ........................         (67,471)             6.65
                                                 --------            ------
Options outstanding, June 30, 2002 ......         663,802             10.86
Options granted .........................           6,600             12.27
Options exercised .......................          (4,400)             4.60
Options canceled ........................         (45,611)            13.10
                                                 --------            ------
Options outstanding, June 30, 2003 ......         620,391             10.72
Options granted .........................         553,849              3.66
Options canceled ........................        (244,407)            10.99
                                                 --------            ------
Options outstanding, June 30, 2004 ......         929,833            $ 6.44
                                                 ========            ======


   A summary of non-employee director stock option activity for the three years ended June 30, 2004, 2003 and 2002 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 11.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

13.  STOCK OPTION AND STOCK INCENTIVE PLANS (CONTINUED)



                                                                WEIGHTED-AVERAGE
                                             NUMBER OF SHARES    EXERCISE PRICE
                                             ----------------   ----------------
Options outstanding, June 30, 2001 ......        258,214             $ 6.94
Options granted .........................         65,340              12.70
Options canceled ........................        (27,951)             10.74
                                                 -------             ------
Options outstanding, June 30, 2002 ......        295,603               7.85
Options exercised .......................        (96,784)              6.70
Options canceled ........................        (13,310)              9.77
                                                 -------             ------
Options outstanding, June 30, 2003 ......        185,509               8.41
Options canceled ........................        (49,632)              8.11
                                                 -------             ------
Options outstanding, June 30, 2004 ......        135,877             $ 8.52
                                                 =======             ======


   The Company accounts for stock options issued under these plans using the intrinsic value method except for performance based stock options, which are accounted for as variable stock options. See Note 1 for more detail.

   The weighted-average fair value of options granted during the fiscal years ended June 30, 2004, 2003 and 2002 were $1.98, $7.00 and $5.85, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                                                            JUNE 30,
                                                                                         ------------------------------------------
                                                                                             2004            2003           2002
                                                                                         -------------    -----------   -----------
Expected volatility..................................................................              70%            65%           50%
Expected life........................................................................           8 YRS.         8 yrs.        8 yrs.
Risk-free interest rate..............................................................    3.38% - 4.56%    3.3% - 3.8%   3.4% - 5.3%


   The following tables summarize information about stock options outstanding under these plans at June 30, 2004:


OPTIONS OUTSTANDING
                                                                                                      WEIGHTED
                                                                                                     REMAINING          WEIGHTED-
                                                                                     NUMBER OF    CONTRACTUAL LIFE       AVERAGE
RANGE OF EXERCISE PRICES OF OPTIONS                                                    SHARES         IN YEARS       EXERCISE PRICE
-----------------------------------                                                  ---------    ----------------   --------------
$ 3.09 to  5.12                                                                        681,673          8.3              $ 3.72
  9.77 to 11.45                                                                        208,485          5.7               10.23
 12.26 to 14.31                                                                        141,598          2.1               13.48
 15.65 to 16.82                                                                         33,954          3.8               16.38
                                                                                     ---------
                                                                                     1,065,710          6.8                6.69
                                                                                     =========



OPTIONS EXERCISABLE
                                                                                                      WEIGHTED
                                                                                                     REMAINING          WEIGHTED-
                                                                                     NUMBER OF    CONTRACTUAL LIFE       AVERAGE
RANGE OF EXERCISE PRICES OF OPTIONS                                                    SHARES         IN YEARS       EXERCISE PRICE
-----------------------------------                                                  ---------    ----------------   --------------
$ 3.09 to  5.12                                                                       127,626           2.9              $ 3.94
  9.77 to 11.45                                                                       148,336           5.3               10.08
 12.26 to 14.31                                                                       136,522           1.9               13.51
 15.65 to 16.82                                                                        33,116           3.8               16.40
                                                                                      -------
                                                                                      445,600           3.5                9.84
                                                                                      =======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

13.  STOCK OPTION AND STOCK INCENTIVE PLANS (CONTINUED)

   In fiscal 2002 the Board of Directors adopted, and the shareholders approved, a stock incentive plan. The stock incentive plan provides for awards to officers and other employees of the Company in the form of the Company's common stock. Awards made pursuant to this plan are under the direction of the Compensation Committee of the Board of Directors and are dependent on the Company, and individuals receiving the grant, achieving certain goals developed by the Compensation Committee. The vesting schedule for awards under this plan, if any, are set by the Compensation Committee at time of grant. The total number of shares authorized to be granted under the Stock Incentive Plan are 177,622 shares. The number of shares issuable can be adjusted, however, in the event of a reorganization, recapitalization, stock split, stock dividend, merger, consolidation or other change in the corporate structure of the Company.

   On October 15, 2002, 27,899 shares were granted at a price of $10.05 per share and 10,876 shares were granted on October 17, 2002 at $10.43 per share to officers and employees under this plan. On May 28, 2004, 136,850 shares were granted at a price of $3.29 per share to officers and employees under this plan.

14.  INCOME TAXES

   The provision for income taxes consists of the following (in thousands):

                                                                                                          YEAR ENDED JUNE 30,
                                                                                                     ------------------------------
                                                                                                        2004        2003      2002
                                                                                                     ---------    --------   ------
CURRENT
 Federal.........................................................................................    $   2,370    $      9   $1,455
 State...........................................................................................          150         400      250
                                                                                                     ---------    --------   ------
                                                                                                         2,520         409    1,705
                                                                                                     ---------    --------   ------
DEFERRED
 Federal.........................................................................................      (65,289)    (19,377)   3,986
 State...........................................................................................       (5,525)       (150)      --
                                                                                                     ---------    --------   ------
                                                                                                       (70,814)    (19,527)   3,986
                                                                                                     ---------    --------   ------
Total provision for income taxes.................................................................    $(68,294)    $(19,118)  $5,691
                                                                                                     =========    ========   ======


   There were $4.4 million in federal tax benefits from the utilization of net operating loss carry forwards in the year ended June 30, 2003 while there were no tax benefits from the utilization of net operating loss carry forwards in the year ended June 30, 2004.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

14.  INCOME TAXES (CONTINUED)

   The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):

                                                                    JUNE 30,
                                                              ------------------
                                                                2004      2003
                                                              --------   -------
Deferred income tax assets:
 Allowance for credit losses .............................    $    529   $   997
 Net operating loss carryforwards ........................     139,088    72,581
 Other ...................................................      11,237    14,544
                                                              --------   -------
                                                               150,854    88,122
Less valuation allowance .................................      33,394    36,830
                                                              --------   -------
                                                               117,460    51,292
                                                              --------   -------
Deferred income tax liabilities:
 Interest-only strips and other receivables ..............      58,327    68,328
                                                              --------   -------
                                                                58,327    68,328
                                                              --------   -------
Net deferred income tax (asset) liability ................    $(59,133)  $17,036
                                                              ========   =======


   The Company's net deferred income tax position changed from a liability of $17.0 million at June 30, 2003 to an asset of $59.1 million at June 30, 2004. This change from a liability position is the result of recording $68.3 million of federal and state income tax benefits on the Company's pre-tax loss for the year ended June 30, 2004. These federal and state income tax benefits will be realized against anticipated future years' state and federal taxable income. Factors which were considered in determining that it is more likely than not the Company will realize this deferred tax asset included: (i) the circumstances producing the losses for the fourth quarter of fiscal 2003 and the year ended June 30, 2004; (ii) the Company's historical profitability prior to the fourth quarter of fiscal 2003; (iii) the anticipated impact that the Company's adjusted business strategy will have on producing more currently taxable income than its previous business strategy produced due to higher loan originations and shifting from securitizations to whole loan sales; (iv) the achievability of anticipated levels of future taxable income under the Company's adjusted business strategy; and (v) the likely utilization of its net operating loss carryforwards. Additionally, the Company considers tax-planning strategies it can use to increase the likelihood that the deferred income tax asset will be realized.


   In determining that it is more likely than not that the Company would realize its deferred tax asset, adequate funding and liquidity was assumed based on the status of negotiations with credit facility providers as of the Company's June 30, 2004 financial statements. Credit facilities of approximately $545.0 million and a working capital line of $23.0 million were assumed in making this determination. In addition to its existing $250.0 million credit facility which has two more years remaining on its term, the Company anticipates closing a new facility totaling $100.0 million (which can be increased to $175.0 million from month four through month ten of the facility term at the sole discretion of the lender); executing a firm commitment for the existing $250.0 million credit facility to be increased to $400.0 million and a firm commitment for a new $30.0 million credit facility. All of these facilities are expected to close by November 30, 2004 bringing the Company's total credit facilities to $530.0 million possibly growing to $605.0 million at the sole discretion of one of its lenders. Also in November 2004, the Company anticipates closing a $23.0 million working capital line. The combination of existing financing and financing scheduled to close before November 30, 2004 provides adequate funding to determine that it is more likely than not that the Company will realize its deferred tax asset.


   The valuation allowance represents the income tax effect of state net operating loss carry forwards less an amount of $5.4 million which it has been determined that it is more likely than not the Company will utilize in the next three years. This $5.4 million benefit will depend on future taxable income from operations and the implementation of state tax planning. The changes in the Company's business strategy from primarily securitizations to a combination of whole loan sales and smaller securitizations will result in a quicker recognition and a higher level of taxable income.

   The Company's net operating loss federal tax benefit of $100.3 million will likewise depend on future taxable income from operations in addition to the reversal of timing differences principally related to existing securitization assets with full net operating loss utilization primarily within two years.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

14.  INCOME TAXES (CONTINUED)

   A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):

                                                                                                           YEAR ENDED JUNE 30,
                                                                                                      -----------------------------
                                                                                                        2004       2003      2002
                                                                                                      --------    --------   ------
Federal income tax at statutory rates.............................................................    $(62,903)   $(17,157)  $4,742
Nondeductible items...............................................................................          35          85       65
Other, net........................................................................................      (5,426)     (2,046)     884
                                                                                                      --------    --------   ------
                                                                                                      $(68,294)   $(19,118)  $5,691
                                                                                                      ========    ========   ======


   For financial tax reporting, the Company had a pre-tax loss of $179.7 million on which a benefit of $68.3 million was recorded. The Company has net Federal operating loss carry forwards aggregating approximately $286.6 million available to reduce future Federal income taxes as of June 30, 2004 which will begin to expire in 2019. The Company has net state operating losses of $145.7 million as of June 30, 2004 which will expire in 20. In addition the other category includes a $5.4 million state tax benefit which will be utilized within three years.


15.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

   As of June 30, 2004, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):

                 Year ending June 30,
                 2005.................................................................    $ 5,940
                 2006.................................................................      5,612
                 2007.................................................................      5,605
                 2008.................................................................      5,695
                 2009.................................................................      5,867
                 Thereafter...........................................................     27,883
                                                                                          -------
                                                                                          $56,602
                                                                                          =======


   Rent expense for leased property was $5.6 million, $5.1 million and $4.9 million, respectively, for the years ended June 30, 2004, 2003, and 2002.

EMPLOYMENT AGREEMENTS

   In January 1997, the Company entered into employment agreements with three current executives (which have subsequently been amended with respect to two of the executives) pursuant to which the three executives are entitled to initial, collective, annual base salary of $625 thousand, automatic annual increases in salary for increases in the Consumer Price Index and additional discretionary merit increases in salary. The agreements with two of the executives provide for annual cash bonuses of up to 225% of the executive's annual salary based on the achievement of performance goals established annually by the Company's Board of Directors. The agreement with the third executive provides for his participation in the cash bonus plan of the Company on terms established by the Company's Board of Directors and the Board currently provides for this executive to receive an annual cash bonus of up to 50% of his annual salary, with the specific amount set at the discretion of the Chairman. For two of the executives, the agreements terminate upon the earlier of (i) the executive's death, permanent disability, termination of employment for cause, voluntary resignation or

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

15.  COMMITMENTS AND CONTINGENCIES (CONTINUED)


EMPLOYMENT AGREEMENTS -- (CONTINUED)


70th birthday; (ii) five years from any anniversary date of the agreements, or
(iii) five years from the date of any notice to the executive of the Company's intention to terminate the agreement without cause. The agreement for the third executive terminates upon the earlier of (i) the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; (ii) three years from any anniversary date of the agreements, (iii) three years from the date of any notice to the executive of the Company's intention to terminate the agreement without cause, or (iv) under certain circumstances, delivery of notice of termination without cause and payment of a lump sum equal to one year's salary. In the event of a "change in control," as defined in the agreements, two of the executives are entitled to receive a cash payment equal to 299% of their average annual compensation over the five calendar years preceding the change in control and the third executive is entitled to receive the same payment but only if he is terminated in connection with the change in control.

   In 1999, the Company entered into an employment agreement with an executive which terminated in July 2003. This agreement provided for the executive to receive an initial annual base salary of $335 thousand, subject to annual increases at the discretion of the Chairman, and an annual cash bonus of up to 50% of the executive's annual base salary upon the achievement of certain performance goals.

   In 1999, the Company entered into an employment arrangement with a current executive which, as subsequently amended, entitles the executive to receive an initial annual base salary of $275 thousand and an annual cash bonus of up to 50% of the executive's annual base salary upon the achievement of certain performance goals. In 1999, the Company entered into an agreement with this executive which entitles this executive to receive: (i) one year's base salary if terminated for any reason other than for cause as defined in the agreement;
(ii) to a severance payment equal to two times the executive's highest annual base salary and bonus earned within a specified period if (A) the executive's employment is terminated due to a change in control of the Company, or (B) the executive resigns due to circumstances specified in the agreement within twenty-four months of a change in control of the Company.


   In 1999, the Company entered into an agreement with a current executive which entitles the executive, in the event the executive is terminated other than for cause within one year of a change in control, to receive a lump sum payment determined by adding together the highest annual salary and highest annual cash bonus received by the executive within the time periods specified in the agreement and multiplying the resulting sum by a fraction, the denominator of which is 365 and the numerator of which is the number of days the executive remained employed following the change in control. In 2004, the Company entered into an agreement with this same executive which provides for an annual base salary of $300,000, subject to annual increases at the discretion of the Chief Executive Officer and Compensation Committee of the Board, an annual bonus in accordance with the terms of the Management Incentive Plan of up to 50% of salary, and stock option grants in accordance with the Company's stock option plans. This agreement also provides that if at any time the executive is terminated without "cause" (as defined in the agreement), executive is entitled to receive in twelve equal monthly installments an amount equal to the highest annual salary received by the executive during the twelve month period prior to the date of termination plus the highest annual bonus paid to the executive during the five fiscal year period prior to the date of termination. Additionally, this agreement provides that if, within one year of a "change of control" (as defined in the agreement), the executive loses his position with the Company as set forth in the agreement, then he is entitled to receive a lump sum payment of the same aggregate amount he would be entitled to receive following any termination of his employment without cause. This executive's 2004 agreement with the Company superceded his 1999 agreement with the Company.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

15.  COMMITMENTS AND CONTINGENCIES (CONTINUED)



EMPLOYMENT AGREEMENTS -- (CONTINUED)


   In December 2003, the Company entered into an employment agreement with a current executive which entitles the executive to receive salary at the annual rate of $420,000 and a monthly cash bonus for each month that wholesale originations (as defined in the agreement) exceed $200 million, with such monthly bonus determined by multiplying 0.0005 times the amount of wholesale originations in excess of $200 million, up to an excess of $200 million, and adding $15,000 to such product if wholesale originations in the relevant month exceed $400 million. The employment agreement provided for an award to the executive of 200,000 shares (220,000 shares after adjustment for a subsequent stock dividend) of the Company's common stock subject to transfer restrictions and forfeiture until achievement of performance goals set forth in the employment agreement and a restricted stock agreement entered into simultaneously with the employment agreement. The performance goal with respect to 100,000 shares (110,000 shares after adjustment for a subsequent stock dividend) was satisfied June 30, 2004.

PERIODIC ADVANCE GUARANTEES

   As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if it deems that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   The Company adopted FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance, the Company is carrying on its balance sheet a $0.7 million liability for its obligations to the ABFS 2003-1 securitization trust, which was created in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

RECOURSE ON WHOLE LOAN SALES

   The Company's whole loan sale agreements with purchasers may include recourse provisions obligating it to repurchase loans at the sales price in the event of unfavorable delinquency performance on the loans sold or to refund premiums if a sold loan prepays. The duration of these obligations typically ranges from 60 days to one year from the date of the loan sale. Premium refund obligations typically decline monthly over the obligation period. The Company reserves for these premium obligations at the time of sale through an expense charge against the gain on sale. The amount of the reserve is calculated based on the expected near term delinquency and prepayment performance of the sold loans and the premiums received at the time of sale. During the fiscal year ended June 30, 2004, the Company repurchased $5.5 million of loans under recourse provisions and refunded $255 thousand of premiums. Also, during the fiscal year ended June 30, 2004, the Company refunded $617 thousand of premiums on loans which prepaid. At June 30, 2004, the reserve for repurchase and payoff obligations of premiums received, included in miscellaneous liabilities on the balance sheet, was $307 thousand.

   The following table details the activity in the Company's reserve for premium obligations for the year ended June 30, 2004 (dollars in thousands):


          Beginning Balance ................................   $      8
          Additions to the reserve recorded as reductions of
              gains on sale of loans .......................      1,171
          Premiums refunded ................................       (872)
                                                               --------
          Ending Balance ...................................   $    307
                                                               ========

   The following table details as of June 30, 2004, the aggregate principal balance of loans which the Company has sold with recourse that are still subject to recourse provisions and the quarter during which its recourse obligations on those loans mature (dollars in thousands):

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

15.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

RECOURSE ON WHOLE LOAN SALES -- (CONTINUED)

             QUARTER ENDED                                                  PRINCIPAL BALANCE
             -------------                                                  -----------------
             September 30, 2004.........................................        $443,306
             December 31, 2004..........................................          73,512
             March 31, 2005.............................................           4,346
             June 30, 2005..............................................         102,827
                                                                                --------
                                                                                $623,991
                                                                                ========

OTHER

   State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although the Company believes that these fees were fair and in compliance with applicable federal and state laws, in April 2002, the Company agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for their costs of investigation and for future public protection purposes. The Company discontinued charging this particular fee in mid-February 2001. The Company has satisfied the monetary commitments and obligations to the Pennsylvania Attorney General. The reserve, which the Company previously established, was adequate to cover the resolution of this matter. By way of further example, on December 22, 2003, the Company entered into a Joint Agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ended the inquiry by the U.S. Attorney initiated pursuant to the civil subpoena dated May 14, 2003. The U.S. Attorney's inquiry focused on the Company's forbearance policies, primarily on its practice of requesting a borrower who entered into forbearance agreement to execute a deed in lieu of foreclosure. In response to the inquiry and as part of the Joint Agreement, the Company, among other things, has adopted a revised forbearance policy, which became effective on November 19, 2003 and agreed to make an $80 thousand contribution to one or more housing counseling organizations approved by the U.S. Department of Housing and Urban Development. The Company does not believe that the Joint Agreement with the U.S. Attorney has had a significant impact on its operations. As a result of these initiatives, the Company is unable to predict whether state, local or federal authorities will require changes in the Company's lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on the Company's profitability.

16.  LEGAL PROCEEDINGS

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of,

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

16.  LEGAL PROCEEDINGS (CONTINUED)

a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and did not have a material effect on our consolidated financial position or results of operations.

   The Company's lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in other class action lawsuits, litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities, besides the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to the Company's current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on its consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of the Company's control, the Company's estimated liability under these proceedings may change or actual results may differ from its estimates.

   Additionally, court decisions in litigation to which the Company is not a party may also affect its lending activities and could subject it to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 - 01T3), dated April 24, 2003, to which the Company is not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior Court of New Jersey and held that the Parity Act has preempted the New Jersey Prepayment Law, although the plaintiff has petitioned the United States Supreme Court for certiorari in this matter. The Company expects that, as a result of the publicity surrounding predatory lending practices and this recent New Jersey court decision regarding the Parity Act, it may be subject to other class action suits in the future.

   In addition, from time to time, the Company is involved as plaintiff or defendant in various other legal proceedings arising in the normal course of its business. While the Company cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or cash flow and liquidity.

17. OTHER LITIGATION -- SECURITIES CLASS ACTION LAWSUITS AND SHAREHOLDER DERIVATIVE ACTION

   In January and February of 2004, four class action lawsuits were filed against the Company and certain of its officers and directors. Lead plaintiffs and counsel were appointed on June 3, 2004. A consolidated amended class action complaint that supersedes these four complaints was filed on August 19, 2004 in the United States District Court for the Eastern District of Pennsylvania.

   The consolidated amended class action complaint brings claims on behalf of a class of all purchasers of the Company's common stock for a proposed class period of January 27, 2000 through June 26, 2003. The consolidated complaint names the Company, its director and Chief Executive Officer, Anthony Santilli, its Chief Financial Officer, Albert Mandia, and former director, Richard Kaufman, as defendants and alleges that the Company and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. The consolidated complaint alleges that, during the applicable class period, the Company's forbearance and deferment practices enabled it to, among other things, lower its delinquency rates to facilitate the securitization of its loans which purportedly allowed the Company to collect interest income from its securitized loans and inflate its financial results and market price of its common stock. The consolidated

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

17. OTHER LITIGATION -- SECURITIES CLASS ACTION LAWSUITS AND SHAREHOLDER DERIVATIVE ACTION (CONTINUED)

amended class action complaint seeks unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

   On March 15, 2004, a shareholder derivative action was filed against the Company, as a nominal defendant, and its director and Chief Executive Officer, Anthony Santilli, its Chief Financial Officer, Albert Mandia, its directors, Messrs. Becker, DeLuca and Sussman, and its former director, Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the consolidated amended complaint filed in the putative consolidated securities class action.

   Procedurally, these lawsuits are in a very preliminary stage. The Company believes that it has several defenses to the claims raised by these lawsuits and intends to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of its control, the Company is currently unable to predict the ultimate outcome of this litigation or its impact on its financial position, results of operations or cash flows.

18.  RELATED PARTY TRANSACTIONS

   The Company has a loan receivable from an officer of the Company for $600 thousand, which was an advance for the exercise of stock options to purchase 272,264 shares of the Company's common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 272,264 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

   In February 2003, the Company awarded 2,000 shares (2,200 shares after the effect of subsequent stock dividends) of its common stock to each of two newly appointed members of its Board of Directors.

   The Company currently employs members of the immediate family of one of its directors (who is also an executive officer) and one of its executive officers (such director and executive officer are married to each other) in various officer and non-officer positions and currently employs a member of the immediate family of another executive officer in a non-officer position. The Company previously employed one member of the immediate family of one non-employee director, one non-director executive office, and the director and executive officer referred to in the previous sentence. The Company believes that the salaries paid to these individuals have been and are competitive with salaries paid to other employees in similar positions within the Company and in its industry.

   The Company has had, but does not currently have, a business relationship with members of the immediate family of the director and executive officer referred to in the first sentence of the previous paragraph pursuant to which the Company purchased appraisal services, office equipment and real estate advisory services. These related party transactions were not individually or collectively material to the Company's results of operations. A business owned by a family member of the director and executive officer referred to above is listed on an approved appraiser list for the Company's subsidiaries and as such is eligible to be chosen by mortgage applicants for appraisal services in connection with a loan transaction with the Company's lending subsidiaries.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   No active market exists for certain of the Company's assets and liabilities. Therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 2004 and 2003 (in thousands):


                                                                               JUNE 30, 2004                    JUNE 30, 2003
                                                                         ---------------------------    ---------------------------
                                                                        CARRYING VALUE    FAIR VALUE    CARRYING VALUE   FAIR VALUE
                                                                        --------------    ----------    --------------   ----------
ASSETS
Cash and cash equivalents ...........................................      $    910        $    910        $ 36,590       $ 36,590
Restricted cash .....................................................        13,307          13,307          10,885         10,885
Loans available for sale ............................................       304,275         309,039         263,419        296,346
Interest-only strips ................................................       459,086         459,086         598,278        598,278
Servicing rights ....................................................        73,738          78,884         119,291        119,291
Investments held to maturity ........................................           839             839             881            946
LIABILITIES
Subordinated debentures, senior collateralized subordinated notes,
  warehouse lines and notes payable..................................      $847,448        $846,238        $932,456       $931,302


   The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

     CASH AND CASH EQUIVALENTS -- For these short-term instruments, the carrying amount approximates fair value.

     RESTRICTED CASH -- For these short-term instruments, the carrying amount approximates fair value.

     LOANS AVAILABLE FOR SALE -- Fair value is determined by reference to recent sales and securitizations.

     INTEREST-ONLY STRIPS -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

     SERVICING RIGHTS -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates of the underlying loans and leases.

     INVESTMENTS HELD TO MATURITY -- Represent mortgage loan backed securities retained in securitizations. Fair value for June 30, 2004 was equal to the investments' cost basis which was recovered in cash received in July 2004 due to the clean-up call and collapse of the securitization trust that had issued these investments. Fair value for June 30, 2003 was determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and pass through investment certificate interest rates of current securitizations.

     SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES, WAREHOUSE LINES AND NOTES PAYABLE -- The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

   The carrying value of mortgage backed securities retained in securitizations, which were held-to-maturity investment securities were as follows (in thousands):


                                                                                                      GROSS        GROSS
                                                                                      AMORTIZED    UNREALIZED    UNREALIZED    FAIR
                                                                                         COST         GAINS        LOSSES     VALUE
                                                                                      ---------    ----------    ----------   -----
JUNE 30, 2004 .....................................................................      $839          $--          $--        $839
June 30, 2003 .....................................................................      $881          $65          $--        $946


   These mortgage backed securities were repaid in July 2004.

20.  DERIVATIVE FINANCIAL INSTRUMENTS

   On July 1, 2000, the Company adopted SFAS No. 133, which establishes accounting and reporting standards for derivative financial instruments and hedging activities. The following disclosures summarize the Company's accounting and reporting for derivative financial instruments qualifying and classified as hedging activities and derivative financial instruments classified as trading activities.

HEDGE ACCOUNTING

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. Derivative contracts may be specifically designated as hedges of mortgage loans, which the Company expects to be included in a term securitization at a future date. At June 30, 2004 and 2003, the Company did not have any outstanding derivative financial instruments designated as hedges of mortgage loans expected to be sold through securitization.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE
TRANSACTIONS. The Company may utilize derivative financial instruments in an attempt to mitigate the effect of changes in market interest rates between the date loans are originated at fixed interest rates and the date that the loans will be sold in a whole loan sale. The Company may hedge the effect of changes in market interest rates with forward sale agreements, Eurodollar futures, forward starting interest rate swaps, forward treasury sales or derivative contracts of similar underlying securities.

   In March 2004, the Company entered into a forward sale agreement providing for the sale of $300.0 million of home mortgage loans and business purpose loans at a price of 104.4%. The Company sold loans under this commitment in the amount of $224.0 million during the month of March 2004 and $51.6 million during the month of April 2004, satisfying its commitment under this forward sale agreement, and recognizing net gains of $8.4 million.

   In May 2004, the Company entered into a forward sale agreement providing for the sale of $175.0 million of home mortgage loans at a price of 101.6%. The Company sold loans under this commitment in the amount of $92.9 million during the month of May 2004 and $67.5 million during the month of June 2004, satisfying its commitment under this forward sale agreement, and recognizing net gains of $1.8 million on the loans sold in the quarter ended June 30, 2004.

   On June 28, 2004, the Company entered into a forward sale agreement providing for the sale of $275.0 million of home mortgage loans at a price of 101.5%. The Company expects to satisfy this commitment during July and August 2004 with loans recorded on its balance sheet at June 30, 2004. No gains or losses were recognized on this forward sale agreement at June 30, 2004.

   DISQUALIFIED HEDGING RELATIONSHIP IN FISCAL 2003. The securitization market was not available to the Company in the fourth quarter of fiscal 2003. As a result, the Company realized that the expected high correlation between the changes in the fair values of derivatives designated as a hedge of mortgage loans

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

20.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)


HEDGE ACCOUNTING -- (CONTINUED)


previously expected to be securitized would not be achieved, and it discontinued hedge accounting for $170.0 million of forward starting interest rate swaps. Losses of $4.0 million on these $170.0 million of interest rate swaps were charged to the Statement of Income in the fourth quarter of fiscal 2003. An offsetting increase of $3.7 million in the value of the hedged mortgage loans was also recorded in the Statement of Income, representing the change in fair value of the loans for the hedged risk until the date that the Company learned that the securitization market was not available. The
$170.0 million of interest rate swaps were reclassified as trading contracts.

   SUMMARY OF HEDGE ACCOUNTING. The Company recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedging transactions for the years ended June 30, 2004, 2003 and 2002. Ineffectiveness related to qualified hedging relationships during each period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):


                                                                                                            YEAR ENDED JUNE 30,
                                                                                                       ----------------------------
                                                                                                        2004       2003       2002
                                                                                                       -------    -------   -------
Gains and losses on derivatives recorded in securitization gains and offset by gains and losses recorded on loan securitizations:
Losses on derivative financial instruments.........................................................    $    --    $(3,806)  $(9,401)
Recorded in gains and losses on derivative financial instruments:
Gains (losses) on derivative financial instruments.................................................    $ 1,157    $(7,037)  $    --
Gains (losses) on hedged loans.....................................................................    $(2,283)   $ 6,160   $    --
Amount settled in cash - received (paid)...........................................................    $   656    $(5,041)  $(9,401)


   At June 30, 2004 and 2003, the notional amounts of forward sale agreements, Eurodollar futures contracts and forward starting interest rate swap contracts accounted for as hedges and unrealized gains and losses recorded as assets or liabilities on the balance sheet were as follows (in thousands):


                                                                                 JUNE 30, 2004            JUNE 30, 2003
                                                                             ---------------------    ---------------------
                                                                            NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                                              AMOUNT        (LOSS)     AMOUNT      (LOSS)
                                                                            --------    ----------    --------   ----------
Forward loan sale agreement .............................................   $275,000       $  --      $275,000     $    --
Eurodollar futures contracts ............................................   $ 27,962       $(103)     $     --     $    --
Forward starting interest rate swaps ....................................   $     --       $  --      $     --     $(6,776)(a)

---------------
(a) Represents the liability carried on the balance sheet at June 30, 2003 for previously recorded losses not settled in cash by June 30, 2003.

   The sensitivity of the Eurodollar futures contracts classified as fair value hedges as of June 30, 2004 to a 0.1% change in market interest rates is $9 thousand.

TRADE ACCOUNTING

   Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts, which have not been designated as hedges in accordance with SFAS No. 133 and were therefore accounted for as trading assets or liabilities.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

20.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)


TRADE ACCOUNTING -- (CONTINUED)


   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. During fiscal 2003, the Company used interest rate swap contracts to protect the future securitization spreads on loans in its pipeline. The Company believed there was a greater chance that market interest rates that would be obtained on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread that could be earned in the event of rising rates.

   However due to a decline in market interest rates during the period the derivative contracts were used to manage interest rate risk on loans in the pipeline, the Company recorded losses on forward starting interest rate swap contracts during the fiscal year ended June 30, 2003. The losses are summarized in the table below. During the year ended June 30, 2004, the Company did not utilize derivative financial instruments to protect future securitization spreads on loans in its pipeline.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE
TRANSACTIONS. During fiscal 2004 and 2003, the Company used Eurodollar futures contracts or interest rate swap contracts to manage interest rate risk on loans in its pipeline or loans expected to be sold in whole loan sale transactions.

   Forward starting interest rate swap contracts with a notional amount of $170.0 million were carried over from a fiscal 2003 disqualified hedging relationship. These forward starting interest rate swap contracts were used to manage the effect of changes in market interest rates on the fair value of fixed-rate mortgage loans that were sold in the first quarter of fiscal 2004 and the contracts were closed in that quarter. The Company had elected not to designate these derivative contracts as an accounting hedge.

   SUMMARY OF TRADING ACTIVITY. The following gains and losses were recorded on the fair value of derivative financial instruments classified as trading for the years ended June 30, 2004 and 2003. There were no derivative contracts classified as trading for the year ended June 30, 2002 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. (in thousands):



                                                              YEAR ENDED JUNE 30,
                                                               -----------------
                                                                2004       2003
                                                               -------   -------
Trading gains(losses) on Eurodollar futures contracts:
Related to loan pipeline ..................................    $(1,425)  $    --
Trading gains (losses) on forward starting interest rate
  swaps:
Related to loan pipeline ..................................    $    --   $(3,796)
Related to whole loan sales ...............................    $ 5,097   $   441
Amount settled in cash - (paid) ...........................    $(1,187)  $(2,671)


   At June 30, 2004 and 2003, outstanding Eurodollar futures contracts or forward starting interest rate swap contracts used to manage interest rate risk on loans in the Company's pipeline or loans expected to be sold in whole loan sale transactions and the associated unrealized gains and losses recorded as assets and liabilities on the balance sheet are summarized in the table below. (in thousands):


                                                                                         JUNE 30, 2004            JUNE 30, 2003
                                                                                     ---------------------    ---------------------
                                                                                    NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                                                     AMOUNT       (LOSS)       AMOUNT       GAIN
                                                                                    --------    ----------    --------   ----------
Eurodollar futures contracts ....................................................   $202,038       $(851)     $     --      $ --
Forward starting interest rate swaps ............................................   $     --       $  --      $170,000      $441


   The sensitivity of the Eurodollar futures contracts held as trading as of June 30, 2004 to a 0.1% change in market interest rates is $66 thousand.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

20.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)


TRADE ACCOUNTING -- (CONTINUED)


   RELATED TO INTEREST-ONLY STRIPS. The Company had an interest rate swap contract, which was not designated as an accounting hedge, designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. This contract matured in April 2004. Unrealized gains and losses on the interest rate swap contract were due to changes in the interest rate swap yield curve during the periods the contract was in place. Net gains and losses on this interest rate swap contract included the amount of cash settlement with the contract counter party each period. Net gains and losses recorded on this interest rate swap contract for the fiscal years ended June 30, 2004, 2003 and 2002 were as follows (in thousands):


                                                                                                              YEAR ENDED JUNE 30,
                                                                                                           ------------------------
                                                                                                            2004     2003      2002
                                                                                                           -----    -------   -----
Unrealized gain (loss) on interest rate swap contract..................................................    $ 335    $   127   $(460)
Cash interest received (paid) on interest rate swap contract...........................................     (307)    (1,038)   (266)
                                                                                                           -----    -------   -----
Net gain (loss) on interest rate swap contract.........................................................    $  28    $  (911)  $(726)
                                                                                                           =====    =======   =====

21.  RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE


                                                                                                           YEAR ENDED JUNE 30,
                                                                                                     ------------------------------
                                                                                                       2004         2003      2002
                                                                                                     ---------    --------   ------
                                                                                                     (in thousands except per share
                                                                                                                              data)
(Numerator)
EARNINGS (LOSS)
Net income (loss) attributable to common shares..................................................    $(115,146)   $(29,902)  $7,859
                                                                                                     ---------    --------   ------
(Denominator)
Average Common Shares:
 Average common shares outstanding...............................................................        3,380       3,210    3,227
 Average potentially dilutive shares.............................................................          (A)         (B)      244
                                                                                                     ---------    --------   ------
 Average common and potentially dilutive shares..................................................        3,380       3,210    3,471
                                                                                                     =========    ========   ======
Earnings (loss) per common share:
 Basic:..........................................................................................    $  (34.07)   $  (9.32)  $ 2.44
 Diluted:........................................................................................    $  (34.07)   $  (9.32)  $ 2.26

---------------
(a) 3,238,634 shares were not dilutive in fiscal year 2004 but these shares may become dilutive in future periods.
(b) 135,708 shares were not dilutive in fiscal year 2003 but these shares may become dilutive in future periods.


22.  SEGMENT INFORMATION

   The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.


   The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home mortgage loans typically to credit-impaired borrowers and loans secured by one-to-four family residential real estate.


   The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

22.  SEGMENT INFORMATION (CONTINUED)

   The Treasury and Funding segment offers the Company's subordinated debenture securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

   The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

   The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

   Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.



                                                                             YEAR ENDED JUNE 30, 2004
                                                 ----------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION       FUNDING     SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                     (in thousands)
External revenues:
 Gain on sale of loans:
   Securitizations............................     $ 15,107       $     --      $    --      $     --     $      --     $   15,107
   Whole loan sales...........................       20,044             --           --            --            --         20,044
 Interest income .............................       11,975             61          493        40,548            --         53,077
 Non-interest income .........................        3,875              2       44,266           746       (38,726)        10,163
Inter-segment revenues .......................           --         61,788           --        45,005      (106,793)            --
Operating expenses:
 Interest expense ............................       23,090         63,961         (877)       43,752       (61,788)        68,138
 Non-interest expense ........................       71,052          9,922       36,821        38,592            --        156,387
 Depreciation and amortization ...............        2,264             68          851         3,955            --          7,138
 Interest-only strips valuation
   adjustment.................................           --             --           --        46,450            --         46,450
Inter-segment expense ........................       83,731             --           --            --       (83,731)            --
Income tax expense (benefit) .................      (49,072)        (4,598)       3,026       (17,650)           --        (68,294)
                                                   --------       --------      -------      --------     ---------     ----------
Income (loss) before dividends on preferred
  stock.......................................     $(80,064)      $ (7,502)     $ 4,938      $(28,800)    $      --     $ (111,428)
                                                   ========       ========      =======      ========     =========     ==========
Segment assets ...............................     $379,179       $239,889      $76,724      $502,534     $(155,456)    $1,042,870
                                                   ========       ========      =======      ========     =========     ==========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

22.  SEGMENT INFORMATION (CONTINUED)




                                                                               YEAR ENDED JUNE 30, 2003
                                                  ---------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION       FUNDING     SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                   (in thousands)
External revenues:
 Gain on sale of loans:
   Securitizations............................     $171,212       $     --      $     --     $     --     $      --     $  171,212
   Whole loan sales...........................          655             --            --           --            --            655
 Interest income .............................        8,463            422           762       48,195            --         57,842
 Non-interest income .........................        8,385              4        45,480          (90)      (41,820)        11,959
Inter-segment revenues .......................           --         75,422            --       63,259      (138,681)            --
Operating expenses:
 Interest expense ............................       20,324         66,526         2,467       54,203       (75,422)        68,098
 Non-interest expense ........................       65,861          7,379        42,542       52,978            --        168,760
 Depreciation and amortization ...............        3,189            108         1,168        4,183            --          8,648
 Interest-only strips valuation
   adjustment.................................           --             --            --       45,182            --         45,182
Inter-segment expense ........................      105,079             --            --           --      (105,079)            --
Income tax expense (benefit) .................       (2,238)           716            25      (17,621)           --        (19,118)
                                                   --------       --------      --------     --------     ---------     ----------
Income (loss) before dividends on preferred
  stock.......................................     $ (3,500)      $  1,119      $     40     $(27,561)    $      --     $  (29,902)
                                                   ========       ========      ========     ========     =========     ==========
Segment assets ...............................     $346,434       $156,082      $111,254     $642,150     $ (96,569)    $1,159,351
                                                   ========       ========      ========     ========     =========     ==========




                                                                             YEAR ENDED JUNE 30, 2002
                                                  ---------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION       FUNDING     SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                                                     (in thousands)
External revenues:
 Gain on sale of loans and
   leases
   Securitizations............................     $185,960       $     --      $     --     $     --     $      --      $185,960
   Whole loan sales...........................        2,448             --            --           --            --         2,448
 Interest income .............................        6,486            998         1,309       36,099            --        44,892
 Non-interest income .........................        8,377              1        35,387          923       (29,707)       14,981
Inter-segment revenues .......................           --         70,586            --       70,368      (140,954)           --
Operating expenses:
 Interest expense ............................       21,299         67,256           298       50,416       (70,586)       68,683
 Non-interest expense ........................       41,173         10,041        31,375       54,489            --       137,078
 Depreciation and amortization ...............        3,195            142         1,095        2,485            --         6,917
 Interest-only strips valuation
   adjustment.................................           --             --            --       22,053            --        22,053
 Inter-segment expense .......................      100,075             --            --           --      (100,075)           --
Income tax expense (benefit) .................       15,762         (2,459)        1,650       (9,262)           --         5,691
                                                   --------       --------      --------     --------     ---------      --------
Income (loss) before dividends on preferred
  stock.......................................     $ 21,767       $ (3,395)     $  2,278     $(12,791)    $      --      $  7,859
                                                   ========       ========      ========     ========     =========      ========
Segment assets ...............................     $ 87,495       $202,621      $124,914     $549,472     $ (88,127)     $876,375
                                                   ========       ========      ========     ========     =========      ========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

23.  QUARTERLY DATA STATEMENT (UNAUDITED)

   The interim financial statements below contain all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) necessary in management's opinion for a fair presentation of financial position and results of operations. The following tables summarize financial data by quarters (in thousands, except per share amounts):



                                                                                           FISCAL 2004 QUARTER ENDED
                                                                               ----------------------------------------------------
                                                                              JUNE 30,    MARCH 31,    DECEMBER 31,   SEPTEMBER 30,
                                                                              --------    ---------    ------------   -------------

REVENUES
Gain on sale of loans:
 Securitizations ..........................................................   $     --     $     --      $ 15,056        $    799
 Whole sale loans .........................................................      6,720        9,578            78           2,921
Interest and fees .........................................................      6,042        4,870         2,167           4,653
Interest accretion on interest-only strips ................................      9,234        9,605        10,228          11,109
Servicing income ..........................................................      1,040        1,283         1,809             718
Other income ..............................................................          2          478             1               1
                                                                              --------     --------      --------        --------
Total revenues ............................................................     23,038       25,814        29,339          20,201
Total expenses(a) .........................................................     69,662       76,508        69,375          62,569
                                                                              --------     --------      --------        --------
Income (loss) before provision for income tax expense .....................    (46,624)     (50,694)      (40,036)        (42,368)
Provision for income tax expense (benefit) ................................    (17,717)     (19,263)      (15,214)        (16,100)
                                                                              --------     --------      --------        --------
Income (loss) before dividends on preferred Stock .........................    (28,907)     (31,431)      (24,822)        (26,268)
Dividends on preferred Stock ..............................................      1,967        1,751            --              --
                                                                              --------     --------      --------        --------
Net income (loss) attributable to common stock ............................   $(30,874)    $(33,182)     $(24,822)       $(26,268)
                                                                              ========     ========      ========        ========
Earnings (loss) per common share:
 Basic ....................................................................   $  (8.81)    $  (9.57)     $  (7.59)       $  (8.10)
 Diluted ..................................................................   $  (8.81)    $  (9.57)     $  (7.59)       $  (8.10)

---------------
(a) Includes pre-tax adjustments to the fair value of securitization assets of $8.6 million, $15.1 million, $12.0 million and $10.8 million for the quarters ended June 30, March 31, December 31 and September 30, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 2004

23.  QUARTERLY DATA STATEMENT (UNAUDITED) (CONTINUED)




                                                                                            FISCAL 2003 QUARTER ENDED
                                                                               ----------------------------------------------------
                                                                              JUNE 30,    MARCH 31,    DECEMBER 31,   SEPTEMBER 30,
                                                                              --------    ---------    ------------   -------------
REVENUES
Gain on sale of loans:
 Securitizations ..........................................................   $    852     $54,450       $57,922         $59,988
 Whole sale loans .........................................................        626          (4)           (2)             35
Interest and fees .........................................................      6,002       4,665         4,595           4,133
Interest accretion on interest-only strips ................................     12,986      12,114        11,500          10,747
Servicing income ..........................................................        382         486           644           1,537
Other income ..............................................................          3           1             2               4
                                                                              --------     -------       -------         -------
Total revenues ............................................................     20,851      71,712        74,661          74,444
Total expenses(a) .........................................................     76,679      71,683        71,022          71,307
                                                                              --------     -------       -------         -------
Income (loss) before provision for income tax expense .....................    (55,828)         29         3,639           3,140
Provision for income tax expense (benefit) ................................    (21,773)       (192)        1,528           1,319
                                                                              --------     -------       -------         -------
Net income (loss) attributable to common stock ............................   $(34,055)    $   221       $ 2,111         $ 1,821
                                                                              ========     =======       =======         =======
Earnings (loss) per common share:
 Basic ....................................................................   $ (10.62)    $  0.07       $  0.72         $  0.64
 Diluted ..................................................................   $ (10.62)    $  0.06       $  0.69         $  0.61

---------------
(a) Includes pre-tax adjustments to the fair value of securitization assets of $11.8 million, $10.7 million, $10.6 million and $12.1 million for the quarters ended June 30, March 31, December 31 and September 30, respectively.

                                                                      EXHIBIT A

                                    FORM OF





                                   INDENTURE





             AMERICAN BUSINESS FINANCIAL SERVICES, INC., AS OBLIGOR








                          SENIOR COLLATERALIZED NOTES








                                 $40,000,000.00






         U.S. BANK NATIONAL ASSOCIATION, A NATIONAL BANKING ASSOCIATION



                                   AS TRUSTEE








                         DATED AS OF DECEMBER 31, 2004

                               TABLE OF CONTENTS


ARTICLE I. DEFINITIONS AND INCORPORATION BY REFERENCE ....................    1
   SECTION 1.1       Definitions .........................................    1
   SECTION 1.2       Other Definitions ...................................    5
   SECTION 1.3       Incorporation by Reference of Trust Indenture Act....    5
   SECTION 1.4       Rules of Construction ...............................    5

ARTICLE II. THE SECURITIES ...............................................    6
   SECTION 2.1       Unlimited Amount; Accounts; Interest; Maturity.......    7
   SECTION 2.2       Transaction Statement ...............................    7
   SECTION 2.3       Registrar and Paying Agent ..........................    7
   SECTION 2.4       Paying Agent to Hold Money in Trust .................    7
   SECTION 2.5       Securityholder Lists ................................    7
   SECTION 2.6       Transfer and Exchange ...............................    8
   SECTION 2.7       Payment of Principal and Interest; Principal and
                     Interest Rights Preserved ...........................    8
   SECTION 2.8       Reserved ............................................    9
   SECTION 2.9       Outstanding Senior Collateralized Notes .............    9
   SECTION 2.10      Treasury Senior Collateralized Notes ................    9
   SECTION 2.11      Reserved ............................................    9
   SECTION 2.12      Reserved ............................................    9
   SECTION 2.13      Defaulted Interest ..................................    9
   SECTION 2.14      Book Entry Registration .............................    9
   SECTION 2.15      Initial and Periodic Statements .....................   10

ARTICLE III. REDEMPTION ..................................................   11

ARTICLE IV. COVENANTS ....................................................   11
   SECTION 4.1       Payment of Senior Collateralized Notes ..............   11
   SECTION 4.2       Maintenance of Office or Agency .....................   11
   SECTION 4.3       SEC Reports and Other Reports .......................   12
   SECTION 4.4       Compliance Certificate ..............................   12
   SECTION 4.5       Stay, Extension and Usury Laws ......................   13
   SECTION 4.6       Liquidation .........................................   13
   SECTION 4.7       Limitation on Liens .................................   13

ARTICLE V. SUCCESSORS ....................................................   14
   SECTION 5.1       When the Company May Merge, etc .....................   14
   SECTION 5.2       Successor Corporation Substituted ...................   14

ARTICLE VI. DEFAULTS AND REMEDIES ........................................   14
   SECTION 6.1       Events of Default ...................................   14
   SECTION 6.2       Acceleration ........................................   15
   SECTION 6.3       Other Remedies ......................................   15
   SECTION 6.4       Waiver of Past Defaults .............................   15
   SECTION 6.5       Control by Majority .................................   15
   SECTION 6.6       Limitation on Suits .................................   16
   SECTION 6.7       Rights of Holders to Receive Payment ................   16
   SECTION 6.8       Collection Suit by Trustee ..........................   16
   SECTION 6.9       Trustee May File Proofs of Claim ....................   16
   SECTION 6.10      Priorities ..........................................   17
   SECTION 6.11      Undertaking for Costs ...............................   17

ARTICLE VII. TRUSTEE .....................................................   17
   SECTION 7.1       Duties of Trustee ...................................   17
   SECTION 7.2       Rights of Trustee ...................................   18
   SECTION 7.3       Individual Rights of Trustee ........................   18


                                      A-i

   SECTION 7.4       Trustee's Disclaimer ................................   19
   SECTION 7.5       Notice of Defaults ..................................   19
   SECTION 7.6       Reports by Trustee to Holders .......................   19
   SECTION 7.7       Compensation and Indemnity ..........................   19
   SECTION 7.8       Replacement of Trustee ..............................   20
   SECTION 7.9       Successor Trustee by Merger, etc ....................   20
   SECTION 7.10      Eligibility; Disqualification .......................   20
   SECTION 7.11      Preferential Collection of Claims Against Company ...   21

ARTICLE VIII. DISCHARGE OF INDENTURE .....................................   21
   SECTION 8.1       Termination of Company's Obligations ................   21
   SECTION 8.2       Application of Trust Money ..........................   21
   SECTION 8.3       Repayment to Company ................................   22
   SECTION 8.4       Reinstatement .......................................   22

ARTICLE IX. AMENDMENTS ...................................................   22
   SECTION 9.1       Without Consent of Holders ..........................   22
   SECTION 9.2       With Consent of Holders .............................   22
   SECTION 9.3       Compliance with Trust Indenture Act .................   23
   SECTION 9.4       Revocation and Effect of Consents ...................   23
   SECTION 9.5       Notation on or Exchange of Senior Collateralized
                     Notes ...............................................   24
   SECTION 9.6       Trustee to Sign Amendments, etc .....................   24

ARTICLE X. SUBORDINATION .................................................   24
   SECTION 10.1      Agreement to Subordinate ............................   24
   SECTION 10.2      Liquidation; Dissolution; Bankruptcy ................   24
   SECTION 10.3      Default of Senior Debt ..............................   25
   SECTION 10.4      When Distribution Must Be Paid Over .................   26
   SECTION 10.5      Notice by Company ...................................   26
   SECTION 10.6      Subrogation .........................................   26
   SECTION 10.7      Relative Rights .....................................   26
   SECTION 10.8      Subordination May Not Be Impaired by the Company
                     or Holders of Senior Debt ...........................   26
   SECTION 10.9      Distribution or Notice to Representative ............   27
   SECTION 10.10     Rights of Trustee and Paying Agent ..................   27
   SECTION 10.11     Authorization to Effect Subordination ...............   28
   SECTION 10.12     Article Applicable to Paying Agent ..................   28
   SECTION 10.13     Miscellaneous .......................................   28

ARTICLE XI. COLLATERAL AND COLLATERAL DOCUMENTS ..........................   28
   SECTION 11.1      Collateral and Collateral Documents .................   28
   SECTION 11.2      Possession, Use and Release of
                     Collateral ..........................................   29
   SECTION 11.3      Opinion of Counsel ..................................   29
   SECTION 11.4      Further Assurances ..................................   29
   SECTION 11.5      Trust Indenture Act Requirements ....................   29
   SECTION 11.6      Suits to Protect the Collateral .....................   30
   SECTION 11.7      Purchaser Protected .................................   30
   SECTION 11.8      Powers Exercisable by Receiver or Trustee ...........   30
   SECTION 11.9      Release upon Termination of Company's
                     Obligations .........................................   30

ARTICLE XII. MISCELLANEOUS ...............................................   31
   SECTION 12.1      Trust Indenture Act Controls ........................   31
   SECTION 12.2      Notices .............................................   32
   SECTION 12.3      Communication by Holders with Other Holders .........   32
   SECTION 12.4      Certificate and Opinion as to Conditions Precedent ..   32
   SECTION 12.5      Statements Required in Certificate or Opinion .......   32


                                      A-ii

   SECTION 12.6      Rules by Trustee and Agents ........................    32
   SECTION 12.7      Legal Holidays .....................................    32
   SECTION 12.8      No Recourse Against Others .........................    32
   SECTION 12.9      Duplicate Originals ................................    33
   SECTION 12.10     Governing Law ......................................    33
   SECTION 12.11     No Adverse Interpretation of Other Agreements ......    33
   SECTION 12.12     Successors .........................................    33
   SECTION 12.13     Severability .......................................    33
   SECTION 12.14     Counterpart Originals ..............................    33
   SECTION 12.15     Table of Contents, Headings, etc ...................    33
   SECTION 12.16     Time ...............................................    33

                             CROSS-REFERENCE TABLE*


Trust Indenture
Act Section                                                    Indenture Section
310(a)(1)......................................................   7.10
   (a)(2)......................................................   7.10
   (a)(3)......................................................   N.A.
   (a)(4)......................................................   N.A.
   (a)(5)......................................................   N.A.
   (b).........................................................   7.8; 7.10
   (c).........................................................   N.A.
311(a).........................................................   7.11
   (b).........................................................   7.11
   (c).........................................................   N.A.
312(a).........................................................   2.5
   (b).........................................................   12.3
   (c).........................................................   12.3
313(a).........................................................   7.6
   (b)(1)......................................................   N.A.
   (b)(2)......................................................   7.6
   (c).........................................................   7.6; 12.2
   (d).........................................................   7.6
314(a).........................................................   4.3; 4.4;12.2
   (b).........................................................   N.A.
   (c)(1)......................................................   12.4
   (c)(2)......................................................   12.4
   (c)(3)......................................................   N.A.
   (d).........................................................   N.A.
   (e).........................................................   12.5
   (f).........................................................   N.A.
315(a).........................................................   7.1(b)
   (b).........................................................   7.5; 12.2
   (c).........................................................   7.1(a)
   (d).........................................................   7.1(c)
   (e).........................................................   6.11
316(a)(last sentence)..........................................   2.10
   (a)(1)(A)...................................................   6.5
   (a)(1)(B)...................................................   6.4
   (a)(2)......................................................   N.A.
   (b).........................................................   6.7
   (c).........................................................   N.A.
317(a)(1)......................................................   6.8
   (a)(2)......................................................   6.9
   (b).........................................................   2.4
318(a).........................................................   12.1


N.A. means not applicable

*    This Cross Reference Table is not part of the Indenture

   INDENTURE dated as of December 31, 2004, by American Business Financial Services, Inc., a Delaware corporation (the "Company"), and U.S. Bank National Association, a national banking association, as trustee (the "Trustee").

   The Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Senior Collateralized Notes of the Company issued pursuant to the Company's Offer to Exchange dated November 29, 2004, as amended, and the Application for Qualification of Indenture on Form T-3.

                                   ARTICLE I.
                          DEFINITIONS AND INCORPORATION
                                  BY REFERENCE


SECTION 1.1 DEFINITIONS.

   "Account" means the record of beneficial ownership of a Senior
Collateralized Note maintained by the Company.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

   "Agent" means any Registrar, Paying Agent or co-registrar of the Senior Collateralized Notes.

   "Bankruptcy Law" means the United States Bankruptcy Code (Title II U.S.
Code) and other federal or state insolvency laws as amended from time to time.

   "Board of Directors" means the Board of Directors of the Company or any authorized committee of the Board of Directors.

   "Business Day" means any day other than a Legal Holiday.

   "Collateral" means the tangible and intangible property, assets and interests of the Company or its Affiliates that are pledged, or in which a security interest has been granted to secure the repayment of the obligations, pursuant to the Collateral Documents, including all of the assets that are subject to Priority Liens.

   "Collateral Coverage Ratio" means, at the end of each quarterly balance sheet date, the ratio of (i) the value of the Collateral securing the Senior Collateralized Notes to (ii) the outstanding aggregate principal balance owing on (A) the Senior Collateralized Notes issued under this Indenture, (B) collateralized notes issued under any other indenture which are secured by the Collateral and (C) all other Priority Lien Obligations, as determined by the Company.

   "Collateral Documents" means each security agreement by and between the Trustee (on behalf of the Securityholders), and the Company or its Affiliates, and each security agreement or other document executed by the Company or its Affiliates creating a Lien that, after giving effect to such transfer, secures the Senior Collateralized Notes, each as may be amended, supplemented or otherwise modified from time to time.

   "Company" means American Business Financial Services, Inc., unless and until replaced by a successor in accordance with Article V hereof and thereafter means such successor.

   "Corporate Trust Office" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date as of which this Indenture is originally dated, located at Mail Code EP-MN-WS3C, 60 Livingston Avenue, Saint Paul, Minnesota 55107, Attention: Mr. Richard Prokosch, Corporate Finance.

   "Credit Agreement" or "Credit Agreements" means any credit agreement entered into hereafter which evidences and/or establishes Senior Debt to or for the benefit of the Company.

   "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

   "Default" means any event, not subject to cure, that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Exchanged Notes" means up to $80,000,000 in aggregate principal amount of investment notes issued by the Company under indentures prior to May 15, 2004, which have been tendered by the Holder, and accepted by the Company, in exchange for a Senior Collateralized Note.

   "Fiscal Year" means initially a June 30 year end.

   "GAAP" means, as of any date, generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect from time to time.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Holder" or "Securityholder" means a Person in whose name a Senior Collateralized Note is registered.

   "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including capital lease obligations) or representing any hedging obligations, except any such balance that constitutes an accrued expense or a trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, (a) the Guarantee of items that would be included within this definition, and (b) liability for items that would arise by operation of a Person's status as a general partner of a partnership.

   "Indenture" means, this Indenture as amended or supplemented from time to time.

   "Interest Accrual Date" means with respect to any Senior Collateralized Note, the date the Company accepts the tender of the investment notes and issues the Senior Collateralized Note.

   "Interest Accrual Period" means, as to each Senior Collateralized Note, the period from the later of the Interest Accrual Date of such Senior
Collateralized Note or the day after the last Payment Date upon which an interest payment was made until the following Payment Date during which interest accrues on each Senior Collateralized Note with respect to any Payment Date.

   "Issue Date" means, with respect to any Senior Collateralized Note, the date on which the Senior Collateralized Notes are initially registered on the books and records of the Registrar.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.)

   "Maturity Date" means, with respect to any Senior Collateralized Note, the date on which the principal of such Senior Collateralized Note becomes due and payable as therein provided.

   "Maturity Record Date" means, with respect to any Senior Collateralized Note, as of 11:59 p.m. of the date 20 days prior to the Maturity Date or Redemption Date applicable to such Senior Collateralized Note.

   "Note Lien" means a Lien granted pursuant to the Collateral Documents as security for the Note Obligations and subordinated and subject to the rights and remedies of the holders of the Priority Liens in accordance with the terms hereof and the Collateral Documents and any lien subordination agreement that may be required by the holders of the Priority Liens.

   "Note Obligations" means the Obligations of the Company under the Senior Collateralized Notes.

   "Obligations" means any principal, interest (including Post-Petition Interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Officer" means the Chairman of the Board or principal executive officer of the Company, the President or operating officer of the Company, the Chief Financial Officer or principal financial officer of the Company, the Treasurer, any Assistant Treasurer, Controller or principal officer of the Company, Secretary or any Vice-President of the Company.

   "Officers' Certificate" means a certificate signed by two Officers, one of whom must be the principal executive officer, principal operating officer, principal financial officer or principal accounting officer of the Company.

   "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

   "Payment Date" means the last day of each calendar month or such other date as determined by the Holder and the Company or if such day is not a Business Day, the Business Day immediately following such day and, with respect to a specific Senior Collateralized Note, the Maturity Date or Redemption Date of such Senior Collateralized Note.

   "Permitted Liens" means: (i) Liens in favor of the Company; (ii) Liens securing Senior Debt of the Company existing as of the date hereof; (iii) Liens securing Senior Debt incurred after the date hereof including without limitation Priority Liens; (iv) Liens on property of a Person existing at the time such Person is merged into, consolidated with or otherwise acquired by the Company, provided that such Liens were not created in contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with the Company;
(v) Liens on property existing at the time of acquisition thereof by the Company; provided that such Liens were not created in contemplation of such acquisition and do not extend to any other assets of the Company; (vi) Liens on the property of the Company Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of the business of the Company taken as a whole unless in connection with the Senior Debt; (vii) Liens existing on the date of this Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded; (ix) Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; (x) judgment Liens; (xi) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of this Indenture, provided that (a) such property or assets are used in the same or a similar line of business as the Company was engaged in on the date of this Indenture, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the cost of the assets or property (or portions thereof) so acquired and constructed, (c) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such property within 120 days of the purchase or construction thereof and (d) any Indebtedness secured by such Lien shall have been permitted to be incurred hereunder; (xii) precautionary filings of any financing statement under the

Uniform Commercial Code (or equivalent statutes) of any jurisdiction made in connection with capital lease obligations; (xiii) Note Liens; (xiv) Liens permitted by the Collateral Documents, including, without limitation, Priority Liens; (xv) Liens incurred in the ordinary course of business in connection with (a) worker's compensation, social security, unemployment insurance and other like laws or (b) sales contract's leases, statutory obligations, work in progress advances and other similar obligations not incurred in connection with the borrowing of money or the payment of the deferred, purchase price of property; (xvi) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto; (xvii) Liens consisting of rights of set-off of a customary nature or banker's liens on amounts on deposit in accounts, whether arising by contract or operation of law, incurred in the ordinary course of business; and (xviii) Liens granted in the ordinary course of business of the Company.

   "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Post-Petition Interest" means interest accruing after the commencement of any bankruptcy or insolvency case or proceeding with respect to the Company or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, at the rate applicable to such Indebtedness, whether or not such interest is an allowable claim in any such proceeding.

   "Priority Lien" means any Lien which has been granted by the Company or its Affiliate to any lender pursuant to the Priority Lien Documents that is senior in priority to the Note Liens.

   "Priority Lien Documents" means the Credit Agreements, the Priority Lien Security Documents and, in connection with or pursuant to any of the foregoing, all other agreements, certificates or documents executed by the Company or its Affiliate and delivered to the trustee, agent or representative acting for the lenders party to the Credit Agreements each, as may be amended, supplemented or otherwise modified from time to time.

   "Priority Lien Obligations" means the Indebtedness secured by a Priority Lien in the Collateral evidenced by the Credit Agreements and all other obligations of the Company thereunder or under the Priority Lien Documents in respect of the Credit Agreements.

   "Priority Lien Security Documents" means one or more security agreements, pledge agreements, collateral assignments, mortgages, deed of trust or other grants or transfers for security executed and delivered by the Company or its Affiliates creating a Lien upon property owned or to be acquired by the Company or its Affiliates in favor of any lenders party to the Credit Agreements, or any trustee, agent or representative acting for any such holders, as security for any Priority Lien Obligations each, as may be amended, supplemented or otherwise modified from time to time.

   "Redemption Date" has the meaning given in Article III hereof.

   "Redemption Price" means, with respect to any Senior Collateralized Note to be redeemed, the principal amount of such Senior Collateralized Note plus the interest accrued but unpaid during the Interest Accrual Period up to the Redemption Date for such security.

   "Regular Record Date" means, with respect to each Payment Date, as of 11:59 p.m. of the date 15 days prior to such Payment Date.

   "Responsible Officer" means any officer in its Corporate Trust Office, or any other assistant officer of the Trustee in its Corporate Trust Office customarily performing functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

   "SEC" means the U.S. Securities and Exchange Commission.

   "Senior Collateralized Note" or "Senior Collateralized Notes" means the Company's secured subordinated debt issued under this Indenture substantially in the form of Exhibit "A" attached hereto and made part hereof.

   "Senior Debt" means any Indebtedness (whether outstanding on the date hereof or thereafter created) incurred by the Company in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, any other institutional lender or other entity which lends funds in connection with its primary business activities whether such Indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments.

   "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. ss.ss. 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

   "Trustee" means U.S. Bank National Association, a national banking association, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

   "Uniform Commercial Code" means the Uniform Commercial Code as in effect from time to time in the State of Delaware.

   "U.S. Government Obligations" means direct obligations of the United States of America, or any agency or instrumentality thereof for the payment of which the full faith and credit of the United States of America is pledged.

SECTION 1.2 OTHER DEFINITIONS.

                                        TERM                               DEFINED IN SECTION
                                        ----                               ------------------
             "Event of Default"........................................            6.1
             "Legal Holiday"...........................................           12.7
             "Paying Agent"............................................            2.3
             "Payment Blockage Period".................................           10.3
             "Payment Notice"..........................................           10.3
             "Registrar"...............................................            2.3
             "Securities Register".....................................           2.14


SECTION 1.3 INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT.

   Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

   "indenture securities" means the Senior Collateralized Notes;

   "indenture security holder" means a Securityholder;

   "indenture to be qualified" means this Indenture;

   "indenture trustee" or "institutional trustee" means the Trustee;

   "obligor" on the Senior Collateralized Notes means the Company or any successor obligor upon the Senior Collateralized Notes.

   All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

SECTION 1.4 RULES OF CONSTRUCTION.

   Unless the context otherwise requires:

      1. a term has the meaning assigned to it;

      2. an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

      3. references to GAAP, as of any date, shall mean GAAP in effect in the United States as of such date;

      4. "or" is not exclusive,

      5. words in the singular include the plural, and in the plural include the singular; and

      6. provisions apply to successive events and transactions.

                                  ARTICLE II.
                                 THE SECURITIES

SECTION 2.1 UNLIMITED AMOUNT; ACCOUNTS; INTEREST; MATURITY.

   The outstanding aggregate principal amount of Senior Collateralized Notes outstanding at any time is limited to $40.0 million, provided, however, no amount can be issued unless the Collateral Coverage Ratio is at least 1.5 to 1 and provided further, that the Company and the Trustee may, without the consent of any Holder, increase such aggregate principal amount of Senior Collateralized Notes which may be outstanding at any time if after giving effect to the additional indebtedness the Collateral Coverage Ratio is at least 1.5 to 1. The Senior Collateralized Notes may be subject to notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject or usage.

   Except as provided in Section 2.14 hereof, each Senior Collateralized Note shall not be evidenced by a promissory note. The record of beneficial ownership of the Senior Collateralized Notes shall be maintained and updated by the Company through the establishment and maintenance of Accounts. Each Senior Collateralized Note shall be in such denominations as may be designated from time to time by the Company but in no event in an original denomination less than $1,000; provided that the Company may, in its sole discretion, waive this requirement. Separate purchases may not be cumulated to satisfy the minimum denomination requirements. Each Senior Collateralized Note issued in exchange for Exchanged Notes with remaining terms to maturity of 36 months or less, shall have a term equal to the remaining term to maturity of the Exchanged Notes tendered. Each Senior Collateralized Note issued in exchange for Exchanged Notes with remaining terms to maturity of greater than 36 months shall have a term to maturity of 36 months or the remaining term to maturity of the Exchanged Notes tendered, as determined by the Holder. If the Holder fails to select a maturity date, the maturity date will be the remaining term to maturity of the Exchanged Notes. If Exchanged Notes with various maturities are tendered, the Senior Collateralized Notes issued will have maturities consistent with the maturities of the old debentures tendered. In addition, the term of Senior Collateralized Notes will not automatically rollover or convert to new notes as may have been set forth in the Exchanged Note. Following the one year anniversary of the issuance of the Senior Collateralized Note, each Senior Collateralized Note shall be redeemable by the Company upon 90 days written notice to the Holder thereof.

   Each Senior Collateralized Note shall bear interest from and commencing on its Interest Accrual Date at a rate of interest determined as follows: (i) for any Exchanged Note with an interest rate in excess of ten percent (10%) per annum, the rate of interest shall be a per annum interest rate equal to the sum of (a) ten percent (10%), plus (b) an amount equal to (x) the current rate of interest being paid on such Exchanged Note minus ten (10), times (y) two
(2), plus ten (10) basis points; and (ii) for any Exchanged Note with an interest rate equal to or less than ten percent (10%) per annum, at a rate of interest which is ten (10) basis points in excess of the interest rate currently being paid by the Company to the Holder on such Exchanged Note.

   Interest on any Senior Collateralized Note shall compound, and shall be payable in accordance with its periodic interest payment terms which terms shall reflect the periodic interest payment terms of the Exchanged Note. To the extent any applicable Payment Date is not a Business Day, then interest shall be paid instead on the next succeeding Business Day.

   Senior Collateralized Notes may not be redeemed by a Holder prior to the Stated Maturity Date.

   The terms and provisions contained in the Senior Collateralized Notes shall constitute, and are hereby expressly made, a part of this Indenture and to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, and the Holders by accepting the Senior Collateralized Notes, expressly agree to such terms and provisions and to be bound thereby. In case of a conflict, the provisions of this Indenture shall control.

SECTION 2.2 TRANSACTION STATEMENT.

   A Senior Collateralized Note shall not be validly issued until a transaction statement executed by a duly authorized officer of the Company is sent to the holder of a validly tendered Exchanged Note or transferee thereof and an Account is established by the Company in the name of such holder of a validly tendered Exchanged Note or transferee.

SECTION 2.3 REGISTRAR AND PAYING AGENT.

   The Company shall maintain (i) an office or agency where Senior Collateralized Notes may be presented for registration of transfer or for exchange ("Registrar") and (ii) an office or agency where Senior Collateralized Notes may be presented for payment ("Paying Agent"). The Registrar shall keep a Securities Register of the Senior Collateralized Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional Paying Agents. The term "Registrar" includes any co-registrar, and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Securityholder; provided that the Company shall promptly notify the Securityholders of the name and address of any Agent not a party to this Indenture. The Company may act as Paying Agent and/or Registrar. In the event the Company uses any Agent other than the Company or the Trustee, the Company shall enter into an appropriate agency agreement with such Agent, which agreement shall incorporate the provisions of the TIA. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee of the name and address of any such Agent. If the Company fails to maintain a Registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such, and shall be entitled to appropriate compensation in accordance with Section 7.7 hereof.

   The Company shall be the initial Registrar and Paying Agent. The Company initially appoints Trustee as agent for service of notices and demands in connection with the Senior Collateralized Notes. The Company shall act as Registrar and Paying Agent until such time as the Company gives the Trustee written notice to the contrary.

SECTION 2.4 PAYING AGENT TO HOLD MONEY IN TRUST.

   Prior to each due date of the principal or interest on any Senior Collateralized Note, the Company shall deposit with the Paying Agent sufficient funds to pay principal, premium, if any, and interest then so becoming due and payable in cash. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Securityholders and the Trustee all money held by the Paying Agent for the payment of principal or interest on the Senior Collateralized Notes, and will notify the Trustee promptly in writing of any default by the Company in making any such payment. While any such default continues, the Trustee shall require a Paying Agent (if other than the Company) to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company) shall have no further liability for the money delivered to the Trustee. If the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Securityholders all money held by it as Paying Agent. The Company shall notify the Trustee in writing at least five days before the Payment Date of the name and address of the Paying Agent if a Person other than the Company is named Paying Agent at any time or from time to time.

SECTION 2.5 SECURITYHOLDER LISTS.

   The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders and shall otherwise comply with TIA ss.312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee each quarter during the term of this Indenture and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders, and the aggregate principal amount outstanding and the Company shall otherwise comply with TIA ss.312(a).

SECTION 2.6 TRANSFER AND EXCHANGE.

   (a) The Senior Collateralized Notes are not negotiable instruments and cannot be transferred without the prior written consent of the Company (which consent shall not be unreasonably withheld). Requests to the Registrar for the transfer of the Accounts maintained for the benefit of the Holders of the Senior Collateralized Notes shall be:

      (i) made to the Registrar in writing on a form supplied by the Company;

      (ii) duly executed by the current Holder of the Account, as reflected on the Company's records as of the date of receipt of such transfer request, or the Holder's attorney duly authorized in writing;

      (iii) accompanied by the written consent of the Company to the transfer;
   and

      (iv) if requested by the Company, an opinion of Holder's counsel (which counsel shall be reasonably acceptable to the Company) that the transfer does not violate any applicable securities laws and/or a signature guarantee.

   Upon transfer of a Senior Collateralized Note, the Company will provide the new Holder with an initial transaction statement which will evidence the transfer of the Account on the Company's records.

   (b) Obligations with respect to Transfers and Exchanges of Senior Collateralized Notes.

      (i) The Company may assess service charges to a Holder for any registration or transfer or exchange, and the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange pursuant to Section 9.5 hereof).

      (ii) The Registrar shall treat the Person listed on each Account maintained by the Company as the absolute owner of the Senior Collateralized Note represented thereby for purposes of receiving payments thereon and for all other purposes whatsoever.

SECTION 2.7 PAYMENT OF PRINCIPAL AND INTEREST; PRINCIPAL AND INTEREST RIGHTS PRESERVED.

   (a) Each Senior Collateralized Note shall accrue interest at the rate specified for such Senior Collateralized Note and such interest shall be payable on each Payment Date following the Issue Date for such Senior Collateralized Note, until the principal thereof becomes due and payable. Any installment of interest payable on a Senior Collateralized Note that is caused to be punctually paid or duly provided for by the Company on the applicable Payment Date shall be paid to the Holder in whose name such Senior Collateralized Note is registered in the Securities Register on the applicable Regular Record Date: by (a) check or draft mailed to such Holder's address as it appears in the Securities Register on such Regular Record Date, or (b) electronic funds transfer (commonly referred to as a direct deposit) to an account in the name of the Holder in a bank located in the continental United States. The payment of any interest payable in connection with the payment of any principal payable with respect to such Senior Collateralized Note on a Maturity Date or Redemption Date shall be payable as provided below. Any funds with respect to which such checks were issued which remain uncollected shall be held in accordance with Section 8.3 hereof. Any installment of interest not punctually paid or duly provided for shall be payable in the manner and to the Holders specified in Section 2.13 hereof.

   (b) Each of the Senior Collateralized Notes shall have stated maturities of principal as shall be indicated in each such Senior Collateralized Note. The principal of each Senior Collateralized Note shall be paid in full no later than the Maturity Date thereof or such Senior Collateralized Note becomes due and payable at an earlier date by acceleration, redemption or otherwise.

   Interest on each Senior Collateralized Note shall be due and payable on each Payment Date at the interest rate applicable to such Senior Collateralized
Note for the Interest Accrual Period related to such Senior Collateralized
Note and such Payment Date.

   Notwithstanding any of the foregoing provisions with respect to payments of principal of and interest on the Senior Collateralized Notes, if the Senior Collateralized Notes have become or been declared due and payable following an Event of Default, then payments of principal of and interest on the Senior Collateralized Notes shall be made in accordance with
Article VI hereof.

   The principal payment made on any Senior Collateralized Note on any Maturity Date (or the Redemption Price of any Senior Collateralized Note required to be redeemed), and any accrued interest thereon, shall be payable on or after the Maturity Date or Redemption Date therefore at the office or agency of the Company maintained by it for such purpose pursuant to Section 2.3 hereof or at the office of any Paying Agent for such Senior Collateralized Note.

   (c) All computations of interest due with respect to any Senior Collateralized Note shall be made, unless otherwise specified in the Senior Collateralized Note based on a 365 or 366 day year, actual days elapsed.

SECTION 2.8 RESERVED.

SECTION 2.9 OUTSTANDING SENIOR COLLATERALIZED NOTES.

   The aggregate principal amount of Senior Collateralized Notes outstanding at any time shall be equal to the outstanding aggregate principal balance of all Accounts representing the Senior Collateralized Notes maintained by the Company or such other entity as the Company designated as Registrar.

   If the principal amount of any Senior Collateralized Note is considered paid under Section 4.1 hereof, it ceases to be outstanding and interest on it ceases to accrue.

   Subject to Section 2.10 hereof, a Senior Collateralized Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Senior Collateralized Note.

SECTION 2.10 TREASURY SENIOR COLLATERALIZED NOTES.

   In determining whether the Holders of the required principal amount of Senior Collateralized Notes have concurred in any direction, waiver or consent, Senior Collateralized Notes owned by the Company or any Affiliate of the Company shall be considered as though not outstanding, except that for purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Senior Collateralized Notes that a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded.

SECTION 2.11 RESERVED.

SECTION 2.12 RESERVED.

SECTION 2.13 DEFAULTED INTEREST.

   If the Company defaults in a payment of interest on any Senior Collateralized Note, it shall pay the defaulted interest plus, to the extent lawful, any interest payable on the defaulted interest, to the Holder of such Senior Collateralized Note on a subsequent special record date, which date shall be at the earliest practicable date, but in all events at least five Business Days prior to the payment date, in each case at the rate provided in the Senior Collateralized Note. The Company shall, with written notification to the Trustee, fix or cause to be fixed each such special record date and payment date. At least 15 days before any such special record date, the Company (or the Trustee, in the name of and at the expense of the Company) shall mail to Securityholder(s) a notice that states the special record date, the related payment date and the amount of such interest to be paid.

SECTION 2.14 BOOK ENTRY REGISTRATION.

   The Registrar shall maintain a book entry registration and transfer system through the establishment of Accounts for the benefit of Holders of Senior Collateralized Notes as the sole method of recording the ownership and transfer of ownership interests in such Senior Collateralized Notes ("Securities Register"). The registered owners of the Accounts established by the Company in connection with the purchase or transfer of the Senior Collateralized Notes shall be deemed to be the Holders of the Senior Collateralized Notes outstanding for all purposes under this Indenture. The Company shall promptly notify the Registrar of the acceptance of a subscriber's order to purchase a Senior Collateralized Note and the Registrar shall credit the Securities Register to the Account of each Senior Collateralized Note purchaser, the principal amount of such

Senior Collateralized Note owned of record by the purchaser. The total amount of any principal and/or interest due and payable to book entry owners of the Accounts maintained by the Company as provided in this Indenture shall be credited to such Accounts by the Company within the time frames provided in this Indenture. The Trustee shall review the Securities Register as it deems necessary to ensure the Company's compliance with the terms of the Indenture.

   Book-entry accounts representing interests in the Senior Collateralized Notes shall not be exchangeable for Senior Collateralized Notes in denominations of $1,000 (unless waived by the Company) and any amount in excess thereof and fully registered in the names as the Company directs unless
(a) the Company at its option advises the Trustee in writing of its election to terminate the book-entry system, or (b) after the occurrence of any Event of Default, Holders of a majority of the Senior Collateralized Notes then outstanding (as determined based upon the latest quarterly statement provided to the Trustee pursuant to Section 4.3(d) hereof) advise the Trustee in writing that the continuation of the book-entry system is no longer in the best interests of such Holders and the Trustee notifies all Holders of the Senior Collateralized Notes, as the case may be, of such event and the availability of definitive notes to the Holders of Senior Collateralized Notes, requesting such notes in definitive form.

   Upon the occurrence of an event described in (a) or (b) of this Section 2.14, the Senior Collateralized Notes shall be executed and authenticated as follows:

   Two Officers of the Company shall sign the Senior Collateralized Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Senior Collateralized Notes. If an Officer whose signature is on a Senior Collateralized Note no longer holds that office at the time the Senior Collateralized Note is authenticated by the Trustee, the Senior Collateralized Notes shall nevertheless be valid.

   A Senior Collateralized Note shall not be valid until authenticated by the authorized manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that the Senior Collateralized Note has been authenticated under this Indenture. The Trustee shall upon a written order of the Company signed by two Officers of the Company, authenticate Senior Collateralized Notes for original issue. The aggregate principal amount of Senior Collateralized Note outstanding at any time may not exceed the amount set forth in Section 2.1 hereof. Such order shall specify the amount of the Senior Collateralized Notes to be authenticated and the date(s) upon which the original issue thereof is to be authenticated. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Senior Collateralized Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate a Senior Collateralized Note whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company.

   SECTION 2.15 INITIAL AND PERIODIC STATEMENTS.

   (a) The Company shall provide initial transaction statements to all holders whose tenders of Exchanged Notes are accepted by the Company, registered owners, registered pledgees, former registered owners and former pledgees, within two Business Days of the purchase, transfer or pledge of a Senior Collateralized Note.

   (b) The Company shall send each Holder (and each registered pledgee) via U.S. mail not later than ten Business Days after each quarter end in which such Holder had an outstanding balance in such Holder's Account, a statement which indicates as of the calendar quarter end preceding the mailing: (a) the balance of such Account; (b) interest credited; (c) withdrawals made, if any; and (d) the interest rate paid on such Account during the preceding calendar month. The Company shall provide additional statements as the Holders or registered pledgees of the Senior Collateralized Notes may reasonably request from time to time. The Company may charge such Holders or pledgees requesting such statements a fee to cover the charges incurred by the Company in providing such additional statements.

                                  ARTICLE III.
                                   REDEMPTION


   On or after the one year anniversary of the issuance date of any Senior Collateralized Note, the Company may redeem, in whole or in part, such Senior Collateralized Note prior to the scheduled Maturity Date of the Senior Collateralized Note upon 90 days written notice to the Holder thereof listed on the records maintained by the Company. In addition, except as provided in this Article III, the Company shall have no mandatory redemption or sinking fund obligations with respect to any of the Senior Collateralized Note.

   Upon the death of a Holder of a Senior Collateralized Note, who is a natural Person, the estate of such Holder may require the Company to redeem, in whole and not in part, the Senior Collateralized Note held by such Holder, who is a natural Person, provided that such Senior Collateralized Note has a remaining maturity of one year or greater at the time of such death by delivering to the Company an irrevocable election (a "Redemption Election") requiring the Company to make such redemption. In the event a Senior Collateralized Note is held jointly by two or more natural Persons (including without limitation joint owners that are not legally married), the Company shall not be required to redeem such Senior Collateralized Note if either joint Holder of such Senior Collateralized Note has died. Notwithstanding the foregoing sentence, if a Senior Collateralized Note is held jointly by a husband and wife, such Senior Collateralized Note shall be subject to the elective redemption provisions of this Article III upon the death of either spouse. If the Senior Collateralized Note is held by a Holder who is not a natural Person such as a trust, partnership, corporation or other similar entity, the redemption upon death does not apply. Upon receipt of a Redemption Election, the Company shall designate the Redemption Date for such Senior Collateralized Note, which Redemption Date shall be no more than 15 days after the Company's receipt of the Redemption Election, and shall pay the Redemption Price to the estate of the Holder or the Holder, as the case may be, in accordance with the provisions set forth in Section 2.7 hereof. No interest shall accrue on a Senior Collateralized Note to be redeemed under this Article III for any period of time after the Redemption Date for such Senior Collateralized Note and after the Company has tendered the Redemption Price to the Estate of the Holder or to the Holder, as the case may be.

                                  ARTICLE IV.
                                   COVENANTS

SECTION 4.1 PAYMENT OF SENIOR COLLATERALIZED NOTES.

   The Company shall duly pay the principal of and interest on each Senior Collateralized Note on the dates and in the manner established upon issuance of the Senior Collateralized Notes and set forth in the initial transaction statement. The interest rate paid shall be the rate set forth in Section 2.1 of this Indenture. Principal and interest shall be considered paid on the date due if the Paying Agent, if other than the Company, holds, at least one Business Day before that date, money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal and interest then due and such payment is made to the Holder on or before such payment date; provided, however, that principal and interest shall not be considered paid within the meaning of this Section 4.1 if money is held by the Paying Agent for the benefit of holders of Senior Debt pursuant to the provisions of Article X hereof. Such Paying Agent shall return to the Company, no later than five days following the date of payment, any money (including accrued interest) that exceeds such amount of principal and interest paid on the Senior Collateralized Notes in accordance with this Section 4.1.

   To the extent lawful, the Company shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate borne by the Senior Collateralized Notes, compounded semi-annually; it shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate, compounded semi-annually.

SECTION 4.2 MAINTENANCE OF OFFICE OR AGENCY.

   The Company will maintain an office or agency (which may be an office of the Trustee, Registrar or co-registrar) where Senior Collateralized Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Senior Collateralized Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

   The Company may also from time to time designate one or more other offices or agencies where the Senior Collateralized Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

   The Company hereby designates its office at The Wanamaker Building, 100 Penn Square East, Philadelphia, Pennsylvania as one such office or agency of the Company in accordance with Section 2.3.

SECTION 4.3 SEC REPORTS AND OTHER REPORTS.

   (a) The Company shall file with the Trustee, within 15 days after filing with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If the Company is not subject to the requirements of such Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the SEC and the Trustee on the same timely basis such reports, information and other documents as it would file if it were subject to the requirements of Section 13 or 15(d) of the Exchange Act. The Company shall also comply with the provisions of TIA ss.314(a). Notwithstanding anything contrary herein the Trustee shall have no duty to review such documents for purposes of determining compliance with any provisions of the Indenture.

   (b) So long as any of the Senior Collateralized Notes remain outstanding, the Company shall cause an annual report to stockholders and each quarterly or other financial report furnished by it generally to stockholders to be filed with the Trustee at the time of such mailing or furnishing to stockholders. If the Company is not required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, the Company shall cause its financial statements, including any notes thereto (and, with respect to annual reports, an auditors' report by the Company's certified independent accountants) and a "Management's Discussion and Analysis of Financial Condition or Plan of Operations," comparable to that which would have been required to appear in annual or quarterly reports filed under Section 13 or 15(d) of the Exchange Act to be so filed with the Trustee within 120 days after the end of each of the Company's Fiscal Years and within 60 days after the end of each of the first three quarters of each Fiscal Year.

   (c) Whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all such information with the SEC for public availability and make such information available to investors who request it in writing.

   (d) The Company, or such other entity as the Company shall designate as Registrar for the Senior Collateralized Notes as provided in Section 2.3 hereof, shall provide the Trustee with quarterly management reports which provide the Trustee with such information regarding the Accounts maintained by the Company for the benefit of the Holders of the Senior Collateralized Notes as the Trustee may reasonably request which information shall include at least the following: (1) the outstanding balance of each Account; (2) interest credited or withdrawals made for the period; (3) the amount of interest paid in the form of additional notes at each month end and (4) the interest rate paid on each Account maintained by the Company during the preceding quarterly period.

SECTION 4.4 COMPLIANCE CERTIFICATE.

   (a) The Company shall deliver to the Trustee, within 120 days after the end of each Fiscal Year, an Officers' Certificate stating that a review of the activities of the Company during the preceding Fiscal Year has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such officer's knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of such Officer's knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Senior Collateralized Notes are prohibited or if such event has occurred, a description of the event and what action each is taking or proposes to take with respect thereto.

   (b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the annual financial statements delivered pursuant to Section 4.3 above shall be accompanied by a written statement of the Company's independent public accountants that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that the Company has violated the provisions of Section 4.1 of this Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

   (c) The Company will, so long as any of the Senior Collateralized Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

SECTION 4.5 STAY, EXTENSION AND USURY LAWS.

   The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all beneficial advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

SECTION 4.6 LIQUIDATION.

   The Board of Directors or the stockholders of the Company may not adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than substantially as an entirety (Section 5.1 of this Indenture being the Section hereof which governs any such sale, lease, conveyance or other disposition substantially as an entirety) and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of the remaining assets of the Company to the holders of capital stock of the Company, unless the Company, prior to making any liquidating distribution pursuant to such plan, makes provision for the satisfaction of the Company's Obligations hereunder and under the Senior Collateralized Notes as to the payment of principal and interest.

SECTION 4.7 LIMITATION ON LIENS.

   So long as any of the Senior Collateralized Notes are outstanding, the Company shall not, and shall not permit any of its Affiliates to, directly or indirectly, create, incur, assume or suffer to exist any Liens on any Collateral after the date of this Indenture or any income or profits therefrom or assign or convey any right to receive income therefrom unless (i) such Lien is a Permitted Lien or (ii) at the time of granting such Lien, the Collateral Coverage Ratio is at least 1.5 to 1.

                                   ARTICLE V.
                                   SUCCESSORS


SECTION 5.1 WHEN THE COMPANY MAY MERGE, ETC.

   The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another corporation, Person or entity unless (a) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company under the Senior Collateralized Notes and this Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; and
(c) immediately after such transaction no Default or Event of Default exists.

   The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture. The Trustee shall be entitled to conclusively rely upon such Officers' Certificate and Opinion of Counsel.

SECTION 5.2 SUCCESSOR CORPORATION SUBSTITUTED.

   Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.1, the successor corporation formed by such consolidation or into or with which the Company, is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person has been named as the Company herein; provided, however, that the Company shall not be released or discharged from the obligation to pay the principal of or interest on the Senior Collateralized Notes.

                                  ARTICLE VI.
                             DEFAULTS AND REMEDIES

SECTION 6.1 EVENTS OF DEFAULT.

   An "Event of Default" occurs if:

   (1) the Company defaults in the payment of interest on a Senior Collateralized Note when the same becomes due and payable and the Default continues for a period of 30 days, whether or not such payment is prohibited by the provisions of Article X hereof;

   (2) the Company defaults in the payment of the principal of any Senior Collateralized Note when the same becomes due and payable at maturity, upon a required redemption or otherwise, and the Default continues for a period of 30 days, whether or not prohibited by the provisions of Article X hereof

   (3) the Company fails to observe or perform any covenant, condition or agreement on the part of the Company to be observed or performed pursuant to
Section 4.6 or 5.1 hereof;

   (4) the Company fails to comply with any of its other agreements or covenants in, or provisions of, the Senior Collateralized Notes or this Indenture and the Default continues for the period and after the notice specified below;

   (5) the Company pursuant to or within the meaning of any Bankruptcy Law (a) commences a voluntary case; (b) consents to the entry of an order for relief against it in an involuntary case; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) admits in writing its inability to pay debts as the same become due;

   (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (a) is for relief against the Company in an involuntary case; (b) appoints a Custodian of the Company or for all or substantially all of its property; (c) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 120 consecutive days; or

   (7) if any time the Collateral Coverage Ratio falls below 1.0 to 1.0, as determined by the Company.

   A Default under clause (3), (4) or (7) of Section 6.1 is not an Event of Default until the Trustee or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes notify the Company of the Default and the Company does not cure the Default or such Default is not waived within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

SECTION 6.2 ACCELERATION.

   If an Event of Default (other than an Event of Default specified in clauses
(5) or (6) of Section 6.1) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes by written notice to the Company and the Trustee, may declare the unpaid principal of and any accrued interest on all the Senior Collateralized Notes to be due and payable. Upon such declaration the principal and interest shall be due and payable immediately; provided, however, that if any Indebtedness or Obligation is outstanding pursuant to the Senior Debt, upon a declaration of acceleration by the Holders, all principal and interest under this Indenture shall be due and payable upon the earlier of (x) the day which is five Business Days after the receipt by each of the Company and the holders of Senior Debt of such written notice of acceleration or (y) the date of acceleration of any Indebtedness under any Senior Debt. If an Event of Default specified in clause (5) or (6) of Section 6.1 occurs, such an amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes by written notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

SECTION 6.3 OTHER REMEDIES.

   If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal or interest on the Senior Collateralized Notes or to enforce the performance of any provision of the Senior Collateralized Notes or this Indenture.

   The Trustee may maintain a proceeding even if it does not possess any of the Senior Collateralized Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

SECTION 6.4 WAIVER OF PAST DEFAULTS.

   Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences except a continuing Default or Event of Default in the payment of the principal of or interest on any Senior Collateralized Note held by a non-consenting Holder. Upon actual receipt of any such notice of waiver by a Responsible Officer of the Trustee, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

SECTION 6.5 CONTROL BY MAJORITY.

   The Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it, provided, that indemnification for the Trustee's fees and expenses, in a form reasonably satisfactory to the Trustee, shall have been provided. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of other Securityholders, or that may involve the Trustee in personal liability.

SECTION 6.6 LIMITATION ON SUITS.

   A Holder may pursue a remedy with respect to this Indenture or the Senior Collateralized Notes only if:

   (1) the Holder gives to the Trustee written notice of a continuing Event of Default;

   (2) the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes make a written request to the Trustee to pursue the remedy;

   (3) such Holder or Holders offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

   (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

   (5) during such 60 day period the Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes do not give the Trustee a direction inconsistent with the request.

   A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

SECTION 6.7 RIGHTS OF HOLDERS TO RECEIVE PAYMENT.

   Notwithstanding any other provision of this Indenture, but subject to
Article X hereof, the right of any Holder of a Senior Collateralized Note to receive payment of principal and interest on the Senior Collateralized Note, on or after the respective due dates expressed in the Senior Collateralized Note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

SECTION 6.8 COLLECTION SUIT BY TRUSTEE.

   If an Event of Default specified in Section 6.1 (1) or (2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Senior Collateralized Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.9 TRUSTEE MAY FILE PROOFS OF CLAIM.

   The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Senior Collateralized Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties which the Holders of the Senior Collateralized Notes may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Senior Collateralized Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

   If the Trustee does not file a proper claim or proof of debt in the form required in any such proceeding prior to 30 days before the expiration of the time to file such claims or proofs, then any holder of Senior Debt shall have the right to demand, sue for, collect and receive the payments and distributions in respect of the Senior Collateralized Notes which are required to be paid or delivered to the holders of Senior Debt as provided in Article X hereof and to file and prove all claims therefore and to take all such other action in the name of the Holders or otherwise, as such holder of Senior Debt may determine to be necessary or appropriate for the enforcement of the provisions of Article X.

SECTION 6.10 PRIORITIES.

   Following an Event of Default and notwithstanding any acceleration, if the Trustee collects any money pursuant to this Article, it shall, subject to the provisions of Article X hereof, pay out the money in the following order:

   First: to the Trustee, its agents and attorneys for amounts due under
Section 7.7, including payment of all compensation, expenses and liabilities incurred, and all advances made, if any, by the Trustee and the costs and expenses of collection;

   Second: to holders of Senior Debt to the extent required by Article X hereof;

   Third: to Holders for amounts due and unpaid on the Senior Collateralized Notes for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Senior
Collateralized Notes for principal and interest, respectively; and

   Fourth: to the Company or to such party as a court of competent jurisdiction shall direct.

   The Trustee may fix a record date and payment date for any payment to Holders.

SECTION 6.11 UNDERTAKING FOR COSTS.

   In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.7, or a suit by Holders of more than 10% in principal amount of the then outstanding Senior Collateralized Notes.

                                  ARTICLE VII.
                                    TRUSTEE

SECTION 7.1 DUTIES OF TRUSTEE.

   (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

   (b) Except during the continuance of an Event of Default:

      (1) The duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

      (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon resolutions, statements, reports, documents, orders, certificates, opinions or other instruments furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any of the above that are specifically

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
   required to be furnished to the Trustee pursuant to this Indenture, the Trustee shall examine them to determine whether they substantially conform to the requirements of this Indenture.

   (c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

      (1) This paragraph does not limit the effect of paragraph (2) of this Section.

      (2) The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

      (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5.

   (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a),
(b) and (c) of this Section.

   (e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

   (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

SECTION 7.2 RIGHTS OF TRUSTEE.

   (a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented to it by the proper Person. The Trustee need not investigate any fact or matter stated in the document. The Trustee shall have no duty to inquire as to the performance of the Company's covenants in Article IV. In addition, the Trustee shall not be deemed to have knowledge of any Default or any Event of Default except any Default or Event of Default of which the Trustee shall have received written notification or obtained actual knowledge.

   (b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel. The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

   (c) The Trustee may act through agents, attorneys, custodians or nominees and shall not be responsible for the misconduct or negligence or the supervision of any agents, attorneys, custodians or nominees appointed by it with due care.

   (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

   (e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

   (f) The Trustee shall not be deemed to have notice of an Event of Default for any purpose under this Indenture unless notified of such Event of Default by the Company, the Paying Agent (if other than the Company) or a Holder of the Senior Collateralized Notes.

SECTION 7.3 INDIVIDUAL RIGHTS OF TRUSTEE.

   The Trustee in its individual or any other capacity may become the owner or pledgee of Senior Collateralized Notes and may otherwise deal with the Company or an Affiliate of the Company with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to Sections 7.10 and 7.11.


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SECTION 7.4 TRUSTEE'S DISCLAIMER.

   The Trustee shall not be (i) responsible for and makes no representation as to, the validity or adequacy of this Indenture or the Senior Collateralized Notes, (ii) accountable for the Company's use of the proceeds from the Senior Collateralized Notes or any money paid to the Company or upon the Company's direction under any provision hereof, (iii) responsible for the use or application of any money received by any Paying Agent other than the Trustee; and (iv) responsible for any statement or recital herein or any statement in the Senior Collateralized Notes or any other document in connection with the sale of the Senior Collateralized Notes or pursuant to this Indenture other than its certificate of authentication.

SECTION 7.5 NOTICE OF DEFAULTS.

   If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall, after any applicable cure period, mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. At least five Business Days prior to the mailing of any notice to Holders under this Section 7.5, the Trustee shall provide the Company with notice of its intent to mail such notice. Except in the case of a Default or Event of Default in payment on any Senior Collateralized Note, the Trustee may withhold the notice if and so long as the Responsible Officer of the Trustee in good faith determines that withholding the notice would have no material adverse effect on the Holders.

SECTION 7.6 REPORTS BY TRUSTEE TO HOLDERS.

   Within 60 days after May 15th of each fiscal year, commencing May 15, 2005, the Trustee shall mail to Holders a brief report dated as of such reporting date that complies with TIA ss. 313(a) (but if no event described in TIA ss. 313(a) has occurred within the 12 months preceding the reporting date, no report need be prepared or transmitted). The Trustee also shall comply with TIA ss. 313(b). The Trustee shall also transmit by mail all reports as required by TIA ss. 313(c).

   Commencing at the time this Indenture is qualified under the TIA, a copy of each report mailed to Holders under this Section 7.6 (at the time of its mailing to Holders) shall be filed with the SEC and each stock exchange, if any, on which the Senior Collateralized Notes are listed. The Company shall promptly notify the Trustee when the Senior Collateralized Notes are listed on any stock exchange.

SECTION 7.7 COMPENSATION AND INDEMNITY.

   The Company shall pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and its performance of the duties and services required hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

   The Company shall indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, except as set forth in the second next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent the Company is prejudiced thereby. The Company shall defend the claim and the Trustee shall reasonably cooperate in such defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such one counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

   The obligations of the Company under this Section 7.7 shall survive the satisfaction and discharge of this Indenture.

   The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through its own negligence or bad faith.

   To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Senior Collateralized Notes on all money or property held or collected by the Trustee, except that held in

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trust to pay principal and interest on the Senior Collateralized Notes. Such lien shall survive the satisfaction and discharge of this Indenture.

   When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(5) or (6) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

SECTION 7.8 REPLACEMENT OF TRUSTEE.

   A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.8.

   The Trustee may resign at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if.

      (1) the Trustee fails to comply with Section 7.10;

      (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

      (3) a Custodian or public officer takes charge of the Trustee or its property;

      (4) the Trustee becomes incapable of acting as Trustee under this Indenture, or

      (5) the Company so elects, provided such replacement Trustee is qualified and reasonably acceptable.

   If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor
Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Senior
Collateralized Notes may appoint a different successor Trustee to replace the successor Trustee appointed by the Company.

   If a successor Trustee does not take office within 30 days after notice that the Trustee has resigned or has been removed, the Company or the Trustee or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

   If the Trustee after written request by any Holder who has been a Holder for at least 6 months fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

   A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to all Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the lien provided for in Section 7.7. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Company's obligations under Section 7.7 hereof shall continue for the benefit of the retiring Trustee.

SECTION 7.9 SUCCESSOR TRUSTEE BY MERGER, ETC.

   If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

SECTION 7.10 ELIGIBILITY; DISQUALIFICATION.

   There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America or of any state or territory thereof or of the District

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
of Columbia authorized under such laws to exercise corporate trustee power, shall be subject to supervision or examination by Federal, state, territorial or District of Columbia authority and shall have a combined capital and surplus of at least $500,000 as set forth in its most recent published annual report of condition.

   This Indenture shall always have a Trustee who satisfies the requirements of TIA ss. 310(a)(1) and (2). The Trustee is subject to TIA ss. 310(b).

SECTION 7.11 PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY.

   The Trustee is subject to TIA ss. 311(a), excluding any creditor relationship listed in TIA ss. 311(b). A Trustee who has resigned or been removed shall be subject to TIA ss. 311(a) to the extent indicated therein.

                                 ARTICLE VIII.
                             DISCHARGE OF INDENTURE

SECTION 8.1 TERMINATION OF COMPANY'S OBLIGATIONS.

   This Indenture shall cease to be of further effect (except that the Company's obligations under Section 7.7 and 8.4, and the Company's, Trustee's and Paying Agent's obligations under Section 8.3 shall survive) when all outstanding Senior Collateralized Notes have been paid in full, and the Company has paid all sums payable by the Company hereunder. In addition, the Company may terminate all of its Obligations under this Indenture if:

      (1) the Company irrevocably deposits in trust with the Trustee or at the option of the Trustee, with a trustee reasonably satisfactory to the Trustee and the Company under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by the Company) to pay principal and interest on the Senior Collateralized Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, provided that (i) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the Trustee and
   (ii) the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Senior Collateralized Notes;

      (2) the Company delivers to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of this Indenture have been complied with; and

      (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit.

Then, this Indenture shall cease to be of further effect (except as provided in this paragraph), and the Trustee, on demand of the Company, shall execute proper instruments acknowledging confirmation of and discharge under this Indenture. The Company may make the deposit only if Article X hereof does not prohibit such payment. However, the Company's obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 4.1, 4.2, 4.3, 7.7, 7.8, 8.3 and 8.4 and the
Trustee's and Paying Agent's obligations in Section 8.3 shall survive until the Senior Collateralized Notes are no longer outstanding.

   After such irrevocable deposit made pursuant to this Section 8.1 and satisfaction of the other conditions set forth herein, the Trustee upon written request shall acknowledge in writing the discharge of the Company's Obligations under this Indenture except for those surviving obligations specified above.

   In order to have money available on a payment date to pay principal or interest on the Senior Collateralized Notes, the U.S. Government Obligations shall be payable as to principal or interest at least one Business Day before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

SECTION 8.2 APPLICATION OF TRUST MONEY.

   The Trustee or a trustee satisfactory to the Trustee and the Company shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.1. It shall apply the deposited money and the

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money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Senior Collateralized Notes.

SECTION 8.3 REPAYMENT TO COMPANY.

   The Trustee and the Paying Agent shall promptly pay to the Company upon written request any excess money or Senior Collateralized Notes held by them at any time.

   The Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years after the date upon which such payment shall have become due; provided, however, that the Company shall have either caused notice of such payment to be mailed to each Holder entitled thereto no less than 30 days prior to such repayment or within such period shall have published such notice in a newspaper of widespread circulation published in the city of Philadelphia, Pennsylvania. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

SECTION 8.4 REINSTATEMENT.

   If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.2 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's Obligations under this Indenture and the Senior Collateralized Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.1 until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.2; provided, however, that if the Company has made any payment of interest on or principal of any Senior Collateralized Notes because of the reinstatement of its Obligations, the Company shall be subrogated to the rights of the Holders of such Senior Collateralized Notes to receive such payment, as long as no money is owed to the Trustee by the Company, from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

                                  ARTICLE IX.
                                   AMENDMENTS

SECTION 9.1 WITHOUT CONSENT OF HOLDERS.

   The Company and the Trustee may amend this Indenture or the Senior Collateralized Notes without the consent of any Holder:

      (1) to cure any ambiguity, defect or inconsistency;

      (2) to comply with Section 5.1;

      (3) to provide for additional uncertificated Senior Collateralized Notes or certificated Senior Collateralized Notes;

      (4) to make any change that does not adversely affect the legal rights hereunder of any Holder, including but not limited to, an increase in the aggregate dollar amount of Senior Collateralized Notes which may be outstanding under this Indenture; or

      (5) to comply with any requirements of the SEC in connection with the qualification of this Indenture under the TIA.

SECTION 9.2 WITH CONSENT OF HOLDERS.

   The Company and the Trustee may amend this Indenture or the Senior Collateralized Notes with the written consent of the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes. The Holders of a majority in principal of the then outstanding Senior Collateralized Notes may also waive any existing default or compliance with any provision of this Indenture or the Senior Collateralized Notes. However, without the consent of the Holder of each Senior Collateralized Note affected,

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
an amendment or waiver under this Section may not (with respect to any Senior Collateralized Note held by a nonconsenting Holder):

      (1) reduce the principal amount of Senior Collateralized Notes whose Holders must consent to an amendment, supplement or waiver;

      (2) reduce the rate of or change the time for payment of interest, including default interest, on any Senior Collateralized Note;

      (3) reduce the principal of or change the fixed maturity of any Senior Collateralized Note or alter the redemption provisions or the price at which the Company shall offer to purchase such Senior Collateralized Note pursuant to Article III hereof;

      (4) make any Senior Collateralized Note payable in money other than that stated in the Prospectus (or related supplement) with respect to such Senior Collateralized Note;

      (5) modify or eliminate the right of the estate of a Holder or a Holder to cause the Company to redeem a Senior Collateralized Note upon the death of a Holder pursuant to Article III; provided, however, that the Company may not modify or eliminate such right, as it may be in effect on the Issue Date, of any Senior Collateralized Note which was issued with such right. After an amendment under this subsection 9.1(5) becomes effective, the Company shall mail to the Holders of each Senior Collateralized Note then outstanding a notice briefly describing the amendment.

      (6) make any change in Section 6.4 or 6.7 hereof or in this sentence of this Section 9.2;

      (7) make any change in Article X that adversely affects the rights of any Holders; or

      (8) waive a Default or Event of Default in the payment of principal of, or premium, if any, or interest on, or redemption payment with respect to, any Senior Collateralized Note (except a rescission of acceleration of the Senior Collateralized Notes by the Holders of at least a majority in aggregate principal amount of the Senior Collateralized Notes and a waiver of the payment default that resulted from such acceleration).

   It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

   After an amendment or waiver under this Section becomes effective, the Company shall mail to the Holders of each Senior Collateralized Note affected thereby a notice briefly describing the amendment or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. Subject to Sections 6.4 and 6.7 hereof, the Holders of a majority in principal amount of the Senior Collateralized Notes then outstanding may waive compliance in a particular instance by the Company with any provision of this Indenture or the Senior Collateralized Notes.

SECTION 9.3 COMPLIANCE WITH TRUST INDENTURE ACT.

   If at the time this Indenture shall be qualified under the TIA, every amendment to this Indenture or the Senior Collateralized Notes shall be set forth in a supplemental indenture that complies with the TIA as then in effect.

SECTION 9.4 REVOCATION AND EFFECT OF CONSENTS.

   Until an amendment or waiver becomes effective, a consent to it by a Holder of a Senior Collateralized Note is a continuing consent by the Holder and every subsequent Holder of a Senior Collateralized Note or portion of a Senior Collateralized Note that evidences the same debt as the consenting Holder's Senior Collateralized Note, even if notation of the consent is not made on any Senior Collateralized Note. An amendment or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

   The Company may fix a record date for determining which Holders must consent to such amendment or waivers. If the Company fixes a record date, the record date shall be fixed at (i) the later of 30 days prior to

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
the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation pursuant to
Section 2.5, or (ii) such other date as the Company shall designate.

SECTION 9.5 NOTATION ON OR EXCHANGE OF SENIOR COLLATERALIZED NOTES.

   The Trustee may place an appropriate notation about an amendment or waiver on any Senior Collateralized Note, if certificated, or any Account statement. Failure to make the notation or issue a new note shall not affect the validity and effect of such amendment or waiver.

SECTION 9.6 TRUSTEE TO SIGN AMENDMENTS, ETC.

   The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article IX if, in the Trustee's reasonable discretion, the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be entitled to receive, if requested, an indemnity reasonably satisfactory to it and to receive and, subject to Section 7.1, shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel (or written advice of counsel) as conclusive evidence that such amendment or supplemental indenture is authorized or permitted by this Indenture, that it is not inconsistent herewith, and that it will be valid and binding upon the Company in accordance with its terms. The Company may not sign an amendment or supplemental indenture until its Board of Directors approves it.

                                   ARTICLE X.
                                 SUBORDINATION

SECTION 10.1 AGREEMENT TO SUBORDINATE.

   The Company agrees, and each Holder by accepting a Senior Collateralized Note consents and agrees, that the Indebtedness evidenced by the Senior Collateralized Notes and the payment of the principal of and interest on the Senior Collateralized Notes is subordinated in right of payment, to the extent and in the manner provided in this Article, to the prior payment in full, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, of all Obligations due in respect of Senior Debt of the Company whether outstanding on the date hereof or hereafter incurred or arising and that the subordination is for the benefit of the holders of Senior Debt. Furthermore, each such Holder by accepting a Senior Collateralized Note hereby agrees and confirms that the Company and its Affiliates may grant Liens to secure any Senior Debt, which shall be Priority Liens and that the Liens in favor of Holders shall automatically be subordinated to Priority Liens. Each Holder hereby consents to the Trustee (on behalf of the Holders) entering into any lien subordination agreement or similar agreement as may be required by a holder of the Senior Debt and/or authorizing any such holder of the Senior Debt to file any and all records such holder deems necessary to evidence the subordination provided for in this Section 10.1.

   For purposes of this Article X, a payment or distribution on account of the Senior Collateralized Notes may consist of cash, property or securities, by set-off or otherwise, and a payment or distribution on account of any of the Senior Collateralized Notes shall include, without limitation, any redemption, purchase or other acquisition of the Senior Collateralized Notes.

SECTION 10.2 LIQUIDATION; DISSOLUTION; BANKRUPTCY.

   (a) Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon (i) any dissolution or winding-up or total or partial liquidation or reorganization of the Company whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (ii) any bankruptcy or insolvency case or proceeding or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its assets, (iii) any assignment for the benefit of creditors or any other marshaling of assets of the Company, all obligations due, or to become due, in respect of Senior Debt (including Post-Petition Interest) shall first indefeasibly be paid in full, or provision shall have been made for such payment, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, before any payment is made on account of the principal of, premium, if any, or interest on the Senior Collateralized Notes, except that Holders may receive securities that are subordinated to at least the same extent as the Senior Collateralized Notes are to

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(x) Senior Debt and (y) any securities issued in exchange for Senior Debt.
Upon any such dissolution winding-up, liquidation or reorganization, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Senior Collateralized Notes or the Trustee under this Indenture would be entitled, except for the provisions hereof, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Holders of the Senior Collateralized Notes or by the Trustee under this Indenture if received by them, directly to the Holders of Senior Debt (pro rata to such holders on the basis of the amounts of Senior Debt held by such holders) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Debt may have been issued, as their interests may appear, for application to the payment of Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full, or provisions shall have been made for such payment, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, after giving effect to any concurrent payment, distribution or provision therefore to or for the holders of Senior Debt.

   (b) For purposes of this Article X, the words "cash, property or securities" shall not be deemed to include securities of the Company or any other corporation provided for by a plan of reorganization or readjustment which are subordinated, to at least the same extent as the Senior Collateralized Notes, to the payment of all Senior Debt then outstanding or to the payment of all securities issued in exchange therefore to the holders of Senior Debt at the time outstanding. The consolidation of the Company with, or the merger of the Company with or into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided in Article V shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section if such other corporation shall, as part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article V.

SECTION 10.3 DEFAULT OF SENIOR DEBT.

   (a) In the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Debt, or any amount owing from time to time under or in respect of Senior Debt or in the event that any nonpayment event of default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or (b) in the event that any other nonpayment event of default with respect to any Senior Debt shall have occurred and be continuing permitting the holders of such Senior Debt (or a trustee on behalf of the holders thereof) to declare such Senior Debt due and payable prior to the date on which it would otherwise have become due and payable, then the Company shall make no payment, direct or indirect (including any payment which may be payable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Senior Collateralized Notes (other than securities that are subordinated to at least the same extent as the Senior Collateralized Notes are to (x) Senior Debt and
(y) any securities issued in exchange for Senior Debt)) unless and until (i) such event of default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled, or (ii) in case of any nonpayment event of default specified in (b), during the period (a "Payment Blockage Period") commencing on the date the Company and the Trustee receive written notice (a "Payment Notice") of such event of default (which notice shall be binding on the Trustee and the Holders as to the occurrence of such an event of default) from a holder of the Senior Debt to which such default relates and ending on the earliest of (A) 179 days after such date,
(B) the date, if any, on which such Senior Debt to which such default relates is discharged or such default is waived by the holders of such Senior Debt or otherwise cured and (C) the date on which the Trustee receives written notice from the holder of such Senior Debt to which such default relates terminating the Payment Blockage Period. No new Payment Blockage Period may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. For all purposes of this Section 10.3, no Event of Default which existed or was commencing with respect to the Senior Debt to which a Payment Blockage Period relates on the date such Payment Blockage Period commenced shall be or be made the basis for the commencement or any subsequent Payment Blockage Period unless such event of default is cured or waived for a period of not less than 180 consecutive days.

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SECTION 10.4 WHEN DISTRIBUTION MUST BE PAID OVER.

   If the Trustee or any Holder receives any payment with respect to the Senior Collateralized Notes, whether in cash property or securities (other than securities that are subordinated to at least the same extent of the Senior Collateralized Notes are to (x) Senior Debt and (y) any securities issued in exchange for Senior Debt at a time when such payment is prohibited by Article
X hereof), such payment shall be held by the Trustee or such Holder, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Debt (pro rata to such holders on the basis of the amount of Senior Debt held by such holders) for application to the payment of all Obligations with respect to Senior Debt remaining unpaid to the extent necessary to pay such Obligations in full, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, in accordance with the terms of such Senior Debt, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt.

   With respect to the holders of Senior Debt, the Trustee undertakes to perform only such obligations on the part of the Trustee as are specifically set forth in this Article X, and no implied covenants or obligations with respect to the holders of Senior Debt shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Debt, and shall not be liable to any such holders if the Trustee shall pay over or distribute to or on behalf of Holders or the Company or any other Person money or assets to which any holders of Senior Debt shall be entitled by virtue of this Article X, except if such payment is made as a result of the willful misconduct or gross negligence of the Trustee.

SECTION 10.5 NOTICE BY COMPANY.

   The Company shall promptly notify the Trustee and the Paying Agent in writing of any facts known to the Company that would cause a payment of any Obligations with respect to the Company to violate this Article, but failure to give such notice shall not affect the subordination of the Senior Collateralized Notes to the Senior Debt provided in this Article.

SECTION 10.6 SUBROGATION.

   After all Senior Debt is paid in full, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, and until the Senior Collateralized Notes are paid in full, Holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Senior Collateralized Notes) to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Debt. A distribution made under this Article to holders of Senior Debt which otherwise would have been made to Holders is not, as between the Company and Holders, a payment by the Company on the Senior Debt.

SECTION 10.7 RELATIVE RIGHTS.

   This Article defines the relative rights of Holders and holders of Senior Debt. Nothing in this Indenture shall:

      (1) impair, as between the Company and Holders, the obligations of the Company, which are absolute and unconditional, to pay principal of and interest on the Senior Collateralized Notes in accordance with their terms;

      (2) affect the relative rights of Holders and creditors of the Company other than their rights in relation to holders of Senior Debt; or

      (3) prevent the Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Senior Debt to receive distributions and payments otherwise payable to Holders.

   If the Company fails because of this Article to pay principal of or interest on a Senior Collateralized Note on the due date, the failure is still a Default or Event of Default.

SECTION 10.8 SUBORDINATION MAY NOT BE IMPAIRED BY THE COMPANY OR HOLDERS OF SENIOR DEBT.

   No right of any present or future holder of Senior Debt to enforce the subordination of the Indebtedness evidenced by the Senior Collateralized Notes and the Obligations related thereto shall be prejudiced or impaired by any act or failure to act by any such holder or by the Company, the Trustee or any Agent or by the failure of the Company to comply with this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

   Without limiting the effect of the preceding paragraph, any holder of Senior Debt may at any time and from time to time without the consent of or notice to any other holder or to the Trustee, without impairing or releasing any of the rights of any holder of Senior Debt under this Indenture, upon or without any terms or conditions and in whole or in part:

   (a) change the manner, place or term of payment, or change or extend the time of payment of, renew or alter any Senior Debt or any other liability of the Company to such holder, any security therefore, or any liability incurred directly or indirectly in respect thereof, and the provisions of this Article X shall apply to the Senior Collateralized Notes as so changed, extended, renewed or altered;

   (b) notwithstanding the provisions of Section 5.1 hereof, sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any Senior Debt or any other liability of the Company to such holder or any other liabilities incurred directly or indirectly in respect thereof or hereof or any offset there against;

   (c) exercise or refrain from exercising any rights or remedies against the Company or others or otherwise act or refrain from acting or, for any reason, fail to file, record or otherwise perfect any security interest in or lien on any property of the Company or any other Person; and

   (d) settle or compromise any Senior Debt or any other liability of the Company to such holder, or any security therefore, or any liability incurred directly or indirectly in respect thereof.

   All rights and interests under this Indenture of any holder of Senior Debt and all agreements and obligations of the Trustee, the Holders, and the Company under Article VI and under this Article X shall remain in full force and effect irrespective of (i) any lack of validity or enforceability of any agreement or instrument relating to any Senior Debt or (ii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Trustee, any Holder, or the Company.

   Any holder of Senior Debt hereby authorized to demand specific performance of the provisions of this Article X, whether or not the Company shall have complied with any of the provisions of this Article X applicable to it, at any time when the Trustee or any Holder shall have failed to comply with any of these provisions. The Trustee and the Holders irrevocably waive any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance.

SECTION 10.9 DISTRIBUTION OR NOTICE TO REPRESENTATIVE.

   Whenever a distribution is to be made or a notice given to holders of Senior Debt, the distribution may be made and the notice given to their representative.

   Upon any payment or distribution of assets of the Company referred to in this Article X, the Trustee and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which bankruptcy, dissolution, winding-up, liquidation or reorganization proceedings are pending or upon any certificate of any representative of any holder of Senior Debt or of the liquidating trustee or agent or other Person making any distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Debt and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article X.

SECTION 10.10 RIGHTS OF TRUSTEE AND PAYING AGENT.

   Notwithstanding the provisions of this Article X or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment or distribution by the Trustee, or the taking of any action by the Trustee, and the Trustee or Paying Agent may continue to make payments on the Senior Collateralized Notes unless it shall have received at its Corporate Trust Office at least five Business Days prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Senior Collateralized Notes to violate this Article, which notice, unless specified by a holder of Senior Debt as such, shall not be deemed to be a Payment Notice. The Trustee may conclusively rely on such notice. Only the Company or a holder of Senior Debt may give the notice. Nothing in this Article X shall apply to amounts due to, or impair the claims of, or payments to, the Trustee under or pursuant to Section 7.7 hereof.

   The Trustee in its individual or any other capacity may hold Senior Debt with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights.

SECTION 10.11 AUTHORIZATION TO EFFECT SUBORDINATION.

   Each Holder of a Senior Collateralized Note by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Debt and the Holders, the subordination as provided in this Article X, and appoints the Trustee his attorney-in-fact for any and all such purposes.

SECTION 10.12 ARTICLE APPLICABLE TO PAYING AGENT.

   In case at any time any Paying Agent (other than the Trustee or the Company) shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article X shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article X in addition to or in place of the Trustee.

SECTION 10.13 MISCELLANEOUS.

   (a) The agreements contained in this Article X shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Debt is rescinded or must otherwise be returned by any holder of Senior Debt upon the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.

   (b) The Trustee shall notify all holders of Senior Debt (of whose identity the Trustee has received reasonable advance written notice) of the existence of any Default or Event of Default under Section 6.1 promptly after a Responsible Officer of the Trustee actually becomes aware thereof; provided, however, that at least five Business Days prior to the notification of any holder of Senior Debt under this Section 10.13, the Trustee shall provide the Company with notice of its intent to provide such notification, provided further, however, that no defect in the form or delivery of the Trustee's notice to the Company shall preclude the timely notice by the Trustee to the holders of Senior Debt.

                                  ARTICLE XI.
                      COLLATERAL AND COLLATERAL DOCUMENTS

SECTION 11.1 COLLATERAL AND COLLATERAL DOCUMENTS.

   (a) In order to secure the due and punctual payment of the Senior Collateralized Notes, the Company and/or its Affiliates have entered into the Collateral Documents to create the Note Liens on the Collateral in accordance with the terms thereof. Pursuant to the provisions of the Collateral Documents and this Indenture, the rights and remedies of the Trustee and the Holders of the Senior Collateralized Notes in the Collateral shall be subordinate and subject to the rights and remedies of the holders of the Priority Liens in accordance with the terms of this Indenture and the Collateral Documents. In the event of a Conflict among the terms of this Indenture and the Collateral Documents, the Collateral Documents shall control.

   (b) Each Holder of a Senior Collateralized Note, by accepting such Senior Collateralized Note, agrees to all of the terms and provisions of the Collateral Documents.

   (c) The Company shall not, and shall not permit its Affiliates to, grant any additional Lien on any of the Collateral unless (i) such Lien is a Permitted Lien or (ii) the Company has determined that after giving effect to the granting of such Lien, the Collateral Coverage Ratio shall not be less than 1.5 to 1.0.

SECTION 11.2 POSSESSION, USE AND RELEASE OF COLLATERAL.

   (a) Subject to the terms of the Collateral Documents and the terms hereof, the Company or its Affiliates, as the case may be, will have the right to remain in possession of the Collateral securing the Senior Collateralized Notes and to collect, invest and dispose of any income thereon.

   (b) Each Holder of a Senior Collateralized Note, by accepting such Senior Collateralized Note, acknowledges that (i) the Collateral Documents shall provide that so long as any Priority Lien Obligations are outstanding, the holders thereof shall have the exclusive right and authority to determine the release, sale, or other disposition with respect to any assets of the Company or its Affiliates, as applicable (including the Collateral) and to change, waive or vary the Collateral Documents subject in the case of changes, waivers, or variances, to the conditions specified in the Collateral Documents and (ii) the holders of the Priority Lien Obligations may, including, without limitation, (x) direct the Trustee to take actions with respect to the Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders and (y) agree to modify the Priority Lien Security Documents, without the consent of the Holders or the Trustee, to secure additional Indebtedness and additional secured creditors so long as such modifications do not expressly violate the provisions of any Credit Agreement or this Indenture. Subject to the terms of the Collateral Documents, if at any time or from time to time Collateral which also secures the Priority Lien Obligations is released or otherwise disposed of, such Collateral securing the Senior Collateralized Notes shall be automatically released or disposed of, provided, however, that if an Event of Default under this Indenture exists or any Senior Collateralized Note Obligation remains outstanding as of the date on which the Priority Lien Obligations are repaid in full, the Note Liens on the proceeds from the sale, transfer or other disposition of such Collateral securing the Senior Collateralized Notes shall not be released until such Event of Default and all other Events of Default shall have been cured or otherwise waived and all such outstanding Note Obligations are paid in full in accordance with the terms of this Indenture, except to the extent such Collateral was disposed of in order to repay the Priority Lien Obligations.

   (c) Notwithstanding the provisions set forth in this Section 11.2, the Company or its Affiliates, as the case may be, may, without any release or consent by the Trustee, take any and all actions in the ordinary course of business in respect of the Collateral to the extent permitted under the Collateral Documents and this Indenture.

SECTION 11.3 OPINION OF COUNSEL.

   So long as the Collateral Documents have not been terminated in accordance with the terms thereof, the Company shall deliver to the Trustee, so long as such delivery is required by Section 314(b) of the TIA, on the Issue Date and thereafter, at least annually, within 30 days of December 31 of each year (commencing with December 31, 2004), an Opinion of Counsel either stating that in the opinion of such counsel, such action has been taken with respect to the recording, filing, recording and refiling of the Indenture or any Collateral Document as is necessary to maintain the Note Liens, and reciting the details of such action, or stating that in the opinion of such counsel, no such action is necessary to maintain such Note Liens.

SECTION 11.4 FURTHER ASSURANCES.

   The Company and its Affiliates shall, at their own expense, make, execute, endorse, acknowledge, file and/or deliver to the Trustee from time to time such lists, descriptions and designations of its Collateral, warehouse receipts, receipts in the nature of warehouse receipts, documents of title, vouchers, invoices, schedules, confirmatory assignments, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, reports and other assurances or instruments and take such further steps relating to the Collateral and other property or rights covered by the Note Liens, which the Trustee under the Collateral Documents deems reasonably appropriate or advisable to perfect, preserve or protect the security interest of the Note Lien in the Collateral.

SECTION 11.5 TRUST INDENTURE ACT REQUIREMENTS.

   The release of any Collateral from the Note Lien of any of the Collateral Documents or the release of, in whole or in part, the Note Liens created by any of the Collateral Documents, will not be deemed to impair the Senior Collateralized Note Lien in contravention of the provisions hereof if and to the extent the

Collateral or Note Liens are released pursuant to the applicable Collateral Documents and the terms hereof. Each of the Holders of the Senior Collateralized Notes acknowledges that a release of Collateral or Note Liens strictly in accordance with the terms of the Collateral Documents and the terms hereof will not be deemed for any purpose to be an impairment of the Collateral, the Collateral Documents or otherwise contrary to the terms of this Indenture.

SECTION 11.6 SUITS TO PROTECT THE COLLATERAL.

   Subject to the provisions hereof and of the Collateral Documents, the Trustee shall have the authority to institute and to maintain such suits and proceedings as the Trustee may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Documents or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Holders of the Senior Collateralized Notes in the Collateral (including suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Note Liens or be prejudicial to the interests of the Holders of the Senior Collateralized Notes).

SECTION 11.7 PURCHASER PROTECTED.

   In no event shall any purchaser in good faith or other transferee of any property purported to be released hereunder or under the Collateral Documents be bound to ascertain the authority of the Trustee to authorize the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted to be sold hereunder and the Collateral Documents, be under obligation to ascertain or inquire into the authority of the Company, to make any such sale or other transfer.

SECTION 11.8 POWERS EXERCISABLE BY RECEIVER OR TRUSTEE.

   In case the Collateral shall, be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XI upon the Company and its Affiliates, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company and its Affiliates, or of any officer or officers thereof required by the provisions of this Article XI.

SECTION 11.9 RELEASE UPON TERMINATION OF COMPANY'S OBLIGATIONS.

   In the event that the Company delivers an Officers' Certificate and Opinion of Counsel certifying that its obligations under this Indenture have been satisfied and discharged by complying with the provisions of Article VIII, the Trustee shall (i) authorize the Company or its Affiliates, as the case may be, to execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Company or its Affiliates may reasonably request to evidence the termination of the Note Liens created by the Collateral Documents and (ii) not be deemed to hold the Note Liens for its benefit and the benefit of the Holders of the Senior Collateralized Notes.

                                  ARTICLE XII.
                                 MISCELLANEOUS

SECTION 12.1 TRUST INDENTURE ACT CONTROLS.

   If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA ss. 318(c), the imposed duties shall control.

SECTION 12.2 NOTICES.

   Any notice, instruction, direction, request or other communication by the Company, the Trustee or any other holder of Senior Debt to the others is duly given if in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the other's address:

     If to the Company:
          AMERICAN BUSINESS FINANCIAL SERVICES, INC.
          The Wanamaker Building
          100 Penn Square East
          Philadelphia, Pennsylvania 19004
          Attention:      Anthony J. Santilli
                          Chairman, President and Chief Executive Officer
          Telecopier:     (215)

     With a copy to:
          BLANK ROME LLP
          One Logan Square
          Philadelphia, Pennsylvania 19103-2599
          Attention:      Jane K. Storero, Esquire
          Telecopier:     (215) 569-5709

     If to the Trustee:
          U.S. BANK NATIONAL ASSOCIATION
          Mail Code EP-MN-WS3C
          60 Livingston Avenue
          St. Paul, Minnesota 55107
          Attention:      Mr. Richard Prokosch, Corporate Trust
          Phone:          (651) 495-3918
          Telecopier:     (651) 495-8097

   If to a holder of Senior Debt, such address as such holder of Senior Debt shall have provided in writing to the Company and the Trustee.

   The Company, the Trustee or a holder of Senior Debt by notice to the Company and the Trustee may designate additional or different addresses for subsequent notices or communications.

   All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by nationally recognized overnight air courier guaranteeing next day delivery.

   Any notice or communication to a Holder shall be mailed by first-class mail, certified or registered, return receipt requested, to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

   If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

   If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

SECTION 12.3 COMMUNICATION BY HOLDERS WITH OTHER HOLDERS.

   Holders may communicate pursuant to TIA ss. 312(b) with other Holders with respect to their rights under this Indenture or the Senior Collateralized Notes. The Trustee is subject to ss. 312(b). The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA ss. 312(c).

SECTION 12.4 CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT.

   Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

      (1) an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.5) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

      (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.5) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

SECTION 12.5 STATEMENTS REQUIRED IN CERTIFICATE OR OPINION.

   Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA ss. 314(a)(4)) shall include:

      (1) a statement that the Person making such certificate or opinion has read such covenant or condition;

      (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

      (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion whether such covenant or condition has been complied with; and

      (4) a statement whether, in the opinion of such Person, such condition or covenant has been complied with.

SECTION 12.6 RULES BY TRUSTEE AND AGENTS.

   The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

SECTION 12.7 LEGAL HOLIDAYS.

   A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions in the Commonwealth of Pennsylvania or the city of Wilmington, Delaware or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

SECTION 12.8 NO RECOURSE AGAINST OTHERS.

   No director, officer, employee, agent, manager or stockholder of the Company as such, shall have any liability for any obligations of the Company under the Senior Collateralized Notes or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Senior Collateralized Note waives and releases all such liability.

SECTION 12.9 DUPLICATE ORIGINALS.

   The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

SECTION 12.10 GOVERNING LAW.

   THE INTERNAL LAW OF THE STATE OF DELAWARE SHALL GOVERN THIS INDENTURE AND THE SECURITIES, WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF.

SECTION 12.11 NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

   This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 12.12 SUCCESSORS.

   All agreements of the Company in this Indenture and the Senior
Collateralized Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 12.13 SEVERABILITY.

   In case any provision in this Indenture or in the Senior Collateralized Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 12.14 COUNTERPART ORIGINALS.

   The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 12.15 TABLE OF CONTENTS, HEADINGS, ETC.

   The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions thereof.

SECTION 12.16 TIME.

   All time references used herein shall mean the time in effect in Philadelphia Pennsylvania, USA.

                                   SIGNATURES


   IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and their respective corporate seals to be hereunto affixed and attested, as of the day and year first written above.

                         (SEAL)          AMERICAN BUSINESS FINANCIAL
                                         SERVICES, INC.



                                         By: ________________________________
                                            Name: Anthony J. Santilli
                                            Title: Chairman, President and
                                            Chief Executive Officer
Attest:



                                         U.S. BANK NATIONAL
                                         ASSOCIATION, as Trustee



                                         By: ________________________________
                                            Name: Richard Prokosch
                                            Title: Vice President


                          {SIGNATURE PAGE TO INDENTURE}

                                  Exhibit "A"

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                                 [COMPANY LOGO]

                           SENIOR COLLATERALIZED NOTE

NUMBER __________________________________   DATE ISSUED ________________________
PRINCIPAL AMOUNT $______________________    TERM _______________________________
INTEREST RATE PER ANNUM ______________%     MATURITY DATE ______________________
                          INTEREST PAYABLE __________

AMERICAN BUSINESS FINANCIAL SERVICES, INC., A DELAWARE CORPORATION, HEREIN CALLED THE COMPANY, FOR VALUE RECEIVED, HEREBY PROMISES TO PAY TO:

(the "Holder" or "Noteholder") in the manner set forth herein.

      Interest payments shall be made by check delivered by mail to the address of the Holder appearing on the Note register maintained by the Registrar (which address may be changed from time to time by notice given by Holder in writing to the Registrar) or by electronic funds transfer (commonly referred to as direct deposit) on the Regular Record Date preceding the subject Payment Date; principal and interest payment at the end of the term hereof shall be made in person to Holder at the offices or agency of the Paying Agent in exchange for this Note. Holder shall be notified prior to such payment of the address at which such payment shall occur. The Company is currently acting as Paying Agent and Registrar. The Company may change the Registrar or Paying Agent without notice to the Noteholder.

      All payments hereunder shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

      Interest shall compound, and shall be payable in accordance with periodic interest payment terms which terms shall reflect the periodic interest payment terms of the Exchanged Note.

      This Note is being issued pursuant to an Indenture dated as of [DECEMBER __, 2004] ("Indenture") between the Company and U.S. Bank National Association, a national banking association, as Trustee and in connection with an exchange offer by the Company of an aggregate of $40,000,000 U.S. principal amount ("Notes") as described in the Company's offer to exchange dated [DECEMBER __, 2004]. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code 77aaa-77bbbb) ("TIA"). The Notes are secured by security interests in the Collateral as set forth in the Indenture and the Collateral Documents. The Notes are subject to all such terms, and Holder is referred to the Indenture and the TIA for a statement of such terms. All capitalized terms not otherwise defined herein shall have the meaning given to such terms in the Indenture.

      Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

   IN WITNESS WHEREOF, American Business Financial Services, Inc. has caused this Note to be signed on the date first above written.

                         ISSUER:

                         AMERICAN BUSINESS FINANCIAL SERVICES, INC.

(SEAL)                   BY: _____________________________
                             Anthony J. Santilli, Chairman, President,
                             Chief Executive Officer and Chief Operating Officer

                         Attest: ___________________________
                                 Officer of Company

                         COUNTERSIGNED AND REGISTERED BY
                         U.S. BANK NATIONAL ASSOCIATION, a
                         national banking association

                         BY: ______________________________
                             Authorized Signature

                             [REVERSE SIDE OF NOTE]

SUBORDINATION. The indebtedness evidenced by the Note shall be postponed and subordinated and is subject in right of payment, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all "Senior Debt" of the Company. "Senior Debt" means any indebtedness (whether outstanding on the date of issuance of this Note or thereafter created) incurred by the Company in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, other institutional lender or other entity which lends funds in connection with its primary business activities whether such indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments. The Company is permitted pursuant to the terms of the Indenture to grant Liens on the Collateral to secure Senior Debt, which shall be Priority Liens. The Note Liens securing the Notes shall be subordinated, and subject to, all Priority Liens. The Trustee (on behalf of the Holders) is authorized to execute and deliver any documents required by a holder of Senior Debt to evidence the lien subordination set forth in the Indenture. The Company agrees, and Holder by accepting this Note consents and agrees, to the subordination provided for in the Indenture and authorizes the Trustee to give it effect.

      1. SUBROGATION. As more fully set forth in the Indenture, subject to the payment in full of all Senior Debt of the Company, Holder shall be subrogated to the rights of the holders of Senior Debt of the Company to receive payments or distributions of assets of the Company made on the Senior Debt of the Company until the principal of and interest on this Note shall be paid in full, and for purposes of such subrogation, no such payment or distributions to the holders of Senior Debt of the Company of cash, property or securities, which otherwise would be payable or distributable to Holder, shall be between the Company, its creditors other than the holders of Senior Debt of the Company, and Holder, be deemed to be a payment by the Company to or on account of this Note, it being understood that the provisions of this paragraph are intended solely for the purpose of defining the relative rights of Holder, on the one hand, and the holders of Senior Debt of the Company, on the other hand.

      2. NONIMPAIRMENT. Nothing contained in this Note is intended to or shall impair, as between the Company, the Company's creditors other than the holders of Senior Debt of the Company, and Holder, the obligation of the Company, which is absolute and unconditional, to pay to Holder the principal of and interest on this Note, as and when the same shall become due and payable in accordance with its terms, and which are subject to the rights and remedies of the holders of Senior Debt of the Company pursuant to Article X and Article XI of the Indenture and, to the extent not paid from the proceeds of the Collateral, shall rank equally with all other general obligations of the Company. In addition, nothing contained in this Note is intended to or shall affect the relative rights of Holder and creditors of the Company other than the holders of Senior Debt of the Company, nor shall anything herein or therein prevent the Holder of this Note from exercising all remedies otherwise permitted by the Indenture and applicable law upon the occurrence of an Event of Default, subject to the rights, if any, under Article X and Article XI of the Indenture of the holders of Senior Debt of the Company in respect of cash, property or securities of the Company received upon the exercise of any such remedy

      3. REDEMPTION BY THE COMPANY. The Company may redeem, in whole or in part, any Note prior to its stated maturity, on or after the one year anniversary of the date of issuance upon 90 days prior written notice to the Holder thereof listed on the records maintained by the Company.

      4. MANDATORY REDEMPTION AND REDEMPTION UPON DEATH. Except as provided in
Article III of the Indenture with respect to the Company's obligation to redeem Notes at the request of the estate of a Holder (in the event of a Holder's death) or a joint Holder (in the event this Note is held jointly by a husband and wife and one spouse dies), the Company has no mandatory redemption or sinking fund obligations with respect to this Note.

      Notes with remaining maturities of one year or greater may be redeemed at the election of a Holder's estate following such Holder's death. The redemption price, in such event, will be the principal amount of the Note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered Holders of a Note, the election to redeem will apply when either registered Holder dies. In other cases of Notes jointly held by Persons who are not legally married, the election to redeem upon the death of one joint

Holder will not apply. If the Note is held by a Person who is not a natural Person such as a trust, partnership, corporation or other similar entity, the redemption upon death does not apply.

      5. COLLATERAL AND SECURITY. The due and punctual payment of the principal of, and interest on the Notes when and as the same shall be due and payable, and performance of all other obligations of the Company to the Holders of the Notes or the Trustee under the Indenture or the Notes, according to the terms thereunder, shall be secured by the Note Lien on the Collateral, which shall be subordinate and subject to the rights and remedies of the holders of the Priority Liens in accordance with the terms of the Indenture and Collateral Documents.

      6. EVENTS OF DEFAULT. An "Event of Default" is:

        (A) Default in the payment of any interest upon this Note when it becomes due and payable and continuance of such default for a period of 30 days (whether or not prohibited by the subordination provisions of the Indenture); or

        (B) Default in the payment of principal of this Note when it becomes due and payable at maturity, upon redemption or otherwise (whether or not prohibited by the subordination provisions of the Indenture) and continuance of such default for 30 days; or

        (C) Failure by the Company to comply with any of its agreements upon a liquidation, consolidation, merger or transfer of all or substantially all of the Company's assets (after written notice and provided such default is not cured within 60 days after receipt of written notice); or

        (D) Failure by the Company for 60 days after written notice to comply with any of its other agreements in the Indenture or this Note;

        (E) Certain events of bankruptcy or insolvency (with respect to the Company); or

        (F) If at any time the Collateral Coverage Ratio falls below 1.0 to 1.0.

      If an Event of Default occurs and is continuing, the Trustee or the Holders of at least a majority in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately, except that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes become due and payable immediately without further action or notice. Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or powers. The Trustee may withhold from Noteholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice would have no material adverse effect on the Noteholders. The Company must furnish an annual compliance certificate to the Trustee.

      7. TRANSFER AND EXCHANGE. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. This Note may not be assigned, transferred or otherwise alienated without the prior written consent of the Company (which consent shall not be unreasonably withheld) and shall be subject to the Company's right to demand and receive an opinion of Holder's legal counsel (which counsel shall be reasonably acceptable to the Company) that the transfer does not violate any applicable securities laws. The Company may also require a signature guarantee.

      8. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

      9. AMENDMENTS AND WAIVERS. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented and any existing Default or Event of Default under, or compliance with any provision of, the Indenture may be waived with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding. Without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency; to provide for assumption of the Company's obligations to holders of the debt securities in the case of a merger or consolidation; to provide for additional certificates or certificated securities; to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, including an increase in the aggregate dollar amount of debt securities which may be outstanding under the Indenture; to modify the Company's policy to permit redemptions of the Notes upon the death of any Holder of the Notes (but such modification shall not adversely affect any then outstanding security); or to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA.

      10. TRUSTEE DEALINGS WITH COMPANY. So long as done in accordance with the TIA, the Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

      11. NO RECOURSE AGAINST OTHERS. A director, officer, employee, incorporator or stockholder, of the Company, as such, shall not have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

      12. AUTHENTICATION. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

      The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                             THE WANAMAKER BUILDING
                              100 PENN SQUARE EAST
                             PHILADELPHIA, PA 19107

                    ---------------------------------------

      The following abbreviations, when used in the inscription on the face of the within Note, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM  -  as tenants in common

TEN ENT  -  as tenants by the entireties

JT TEN   -  as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT -        __________ Custodian __________

                           (Cust)                (Minor)

                           under Uniform Gifts/Transfers to Minors

                           Act ____________________________

                                        (State)

Additional abbreviations may also be used though not in the above list.

                    ---------------------------------------

  FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto


--------------------------------------------------------------------------------
(NAME AND ADDRESS OF ASSIGNEE, INCLUDING
ZIP CODE, MUST BE TYPEWRITTEN)




                                                               , the within
---------------------------------------------------------------
PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

Note, and all rights thereunder, and hereby irrevocably constitutes and appoints as Attorney
--------------------------------------------------------------------
to transfer said Note on the books of the Company, with full power of substitution in the premises.

Dated:_______________________________     Name:_____________________________

NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Note in every particular, without alteration or enlargement, or any change whatever.

                                                                      EXHIBIT B

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                          CERTIFICATE OF DESIGNATION,
                           PREFERENCES AND RIGHTS OF
                      SERIES A CONVERTIBLE PREFERRED STOCK

         -------------------------------------------------------------
                         PURSUANT TO SECTION 151 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
         -------------------------------------------------------------
   American Business Financial Services, Inc. (the "Corporation"), certifies that pursuant to the authority contained in its Amended and Restated Certificate of Incorporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors has adopted the following resolution creating a series of the Preferred Stock, $0.001 par value, designated as Series A Convertible Preferred Stock:

   RESOLVED, that a series of the class of Preferred Stock, $0.001 par value, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences, and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

   1. Designation and Amount. The shares of such series shall be designated "Series A Convertible Preferred Stock" (herein referred to as "Series A Preferred Stock"), having a par value per share equal to $0.001, and the number of shares constituting such series shall be 200,000,000. The balance of the shares of Preferred Stock, if any, may be divided into such number of series as the Board of Directors may determine with such rights, preferences, privileges and restrictions as the Board of Directors may determine in connection therewith.

   2. Liquidation Rights.

      (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of each share of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment or setting apart for payment of any amount shall be made in respect of the Corporation's Common Stock and any other class of capital stock of the Corporation created after the Series A Preferred Stock ranking junior to the Series A Preferred Stock as to liquidation rights, in amount equal to $1.00 per share (the "Original Liquidation Value") (subject to adjustment upon the occurrence of a stock split, combination, reclassification or other similar event of the Series A Preferred Stock) plus an amount per share equal to accrued but unpaid dividends (the "Series A Preference Amount"). Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive the Series A Preference Amount.

      (b) If upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Series A Preference Amount, then such holders shall share ratably in any distribution of assets in proportion to the respective amounts which would be payable on the shares held by them if all amounts payable with respect to such shares were paid in full.

      (c) After payment of the full amount of the Series A Preference Amount, the holders of Series A Preferred Stock, will have no right or claim to any of the Corporation's remaining assets.

      (d) In the event the Corporation shall propose to take any action regarding the liquidation, dissolution or winding up of the Corporation which will involve the distribution of assets other than cash, the value of the assets to be distributed to the holders of shares of the Series A Preferred Stock shall be determined by the consent or vote of the Board of Director in its sole discretion, and such determination shall be binding upon the holders of the Series A Preferred Stock.

   3. Dividends.

      (a) Dividends on outstanding shares of Series A Preferred Stock shall accrue at an annual rate equal to ten percent (10%) of the Original Liquidation Value. Such dividends shall be paid by the Corporation monthly two weeks following the end of each calendar month but may be extended by the Corporation to a date not later than 90 days after the end of each calendar month, out of any assets at the time legally available therefore, and shall be payable before any dividends are declared or paid on shares of Common Stock or any other class of capital stock of the Corporation created after the Series A Preferred Stock ranking junior to the Series A Preferred Stock in terms of rights to receive dividends. Accrued dividends shall be payable to holders of record as they appear in the Corporation's stock records at the close of business on the last day of each calendar month (a "Record Date").

      (b) No dividends on shares of Series A Preferred Stock will be paid or set apart for payment by the Corporation so long as the terms and provisions of any agreement that the Corporation is party to, including any agreement relating to the Corporation's indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted by agreement or law, would be unlawful, or would cause the Corporation to become insolvent as contemplated by the Delaware corporate law.

      Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends on the Series A preferred stock shall be payable only to the extent permitted by Delaware law. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the shares of Series A Preferred Stock will not be entitled to any distributions in excess of full accrued distributions described above.

      (c) Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Corporation or any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Corporation's common stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless all accrued dividends have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends paid upon the Series A Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock will be paid pro rata so that the amount of dividends paid per share of Series A Preferred Stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

      (d) Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) will be paid or set aside for payment nor will any other distribution made upon the common stock or any other capital stock of the Corporation, ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor will any shares of common stock, or any other shares of capital stock of the Corporation's ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation. Any dividend payment made on shares of the Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

   4. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (collectively, "Conversion Rights"):

      (a) Each share of Series A Preferred Stock shall be convertible, without payment of any additional consideration by the holder thereof and at the option of such holder, at any time on or after the two year anniversary of the date of issuance of such share (or on or after the one year anniversary of the date of issuance of such share if the dividends referred to in
   Section 3 hereof are not paid), at the office of the Corporation or any transfer agent for such share, into the number of fully paid and nonassessable shares of Common Stock as determined by dividing (A) (i) an amount equal to $1.00 per share plus accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A Preferred Stock has become convertible due to a failure to pay dividends), an amount equal to $1.20 per share plus accrued but unpaid dividends (if the conversion is prior to the third (3rd) anniversary of the issuance date, but on or after the second anniversary of the issuance date), or an amount equal to $1.30 per share plus accrued but unpaid dividends (if the conversion is on or after the third (3rd) anniversary of the issuance date) by (B) the Market Price of a share of Common Stock on the Conversion Date, which figure shall in no event be less than $5.00 per share regardless of the actual market price, such $5.00 minimum figure to be subject to adjustment for stock splits, including reverse stock splits (the "Conversion Price") (such quotient, the "Conversion Rate"), determined as hereinafter provided. The Conversion Date shall be the date of receipt of notice by the Corporation or its transfer agent as described in subsection
   (c) hereof. Upon conversion, any accrued but unpaid dividends shall (unless paid in cash by the Corporation at the time of conversion) be converted into shares of Common Stock at the then applicable conversion ratio.

      (b) Market Price. The Market Price of a share of the Common Stock shall be determined as follows: (i) if the Common Stock is traded on a securities exchange or the over-the-counter market, the average closing price of the Common Stock for the ten (10) trading days prior to the Conversion Date; or
   (ii) if the Common Stock is not traded on an exchange or the over-the-counter market, the fair market value of a share of Common Stock as determined by the consent or vote of the Board of Directors in its sole discretion, which determination shall be binding upon the holders of the Series A Preferred Stock.

      (c) Mechanics of Conversion. If a holder of shares of Series A Preferred Stock desires to exercise the optional conversion right pursuant to subsection 4(a) above, such holder shall give written notice to the Corporation of such holder's election to convert a stated number of shares of Series A Preferred Stock into shares of Common Stock, at the Conversion Rate then in effect, which notice shall be accompanied by the certificate or certificates representing such shares of Series A Preferred Stock which shall be converted into Common Stock. The notice shall also contain a statement of the name or names in which the certificate or certificates for Common Stock shall be issued. Promptly after receiving the aforesaid notice and certificate or certificates representing the Series A Preferred Stock surrendered for conversion, but in no event later than five (5) business days thereafter, the Corporation shall issue and deliver to such holder of Series A Preferred Stock or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock issuable upon conversion of such Series A Preferred Stock, and the certificates representing shares of Series A Preferred Stock surrendered for conversion shall be canceled by the Corporation. If the number of shares represented by the certificate or certificates surrendered for conversion shall exceed the number of shares to be converted, the Corporation shall issue and deliver to the person entitled thereto a certificate representing the balance of any unconverted shares.

      (d) No Fractional Shares. Notwithstanding anything herein to the contrary, no fractional shares shall be issued to any holder of Series A Preferred Stock on conversion of such holder's Series A Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion after completion of the calculation of the aggregate number of shares of Common Stock to be issued to such holder, the Corporation shall pay to such holder an amount in cash equal to any fractional share to which such holder would be entitled, multiplied by the Market Price of a share of Common Stock pursuant to section 4(b) hereof.

      (e) Stock to be Reserved. The Corporation will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series A Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Preferred Stock (assuming any accrued and unpaid dividends are paid in cash). All shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation will from time to time take all such action as may be required to assure that the par value per share of the Common Stock is at all times equal to or less than the Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange upon which the Common Stock may be listed.

      (f) No Reissuance of Series A Preferred Stock. Shares of Series A Preferred Stock which are converted into shares of Common Stock as provided herein shall not be reissued.

      (g) Issue Tax. The issuance of certificates for shares of Common Stock upon conversion of Series A Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series A Preferred Stock which is being converted.

      (h) Closing of Books. The Corporation will at no time close its transfer books against the transfer of any shares of Series A Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Preferred Stock in any manner which interferes with the timely conversion of such Series A Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

   5. Redemption; Call.

      (a) At any time after the second anniversary of the date of issuance, subject to Section 5(b) below, upon the delivery of 30 days' prior written notice, the Corporation shall have the right to repurchase, out of any assets of the Corporation which are by law available therefor, all or a portion of the shares of Series A Preferred Stock then outstanding, by delivering a written notice to the holders of Series A Preferred Stock (the "Redemption Notice"). The purchase price for each share to be redeemed shall be equal to the Series A Preference Amount (the "Series A Redemption Price"). No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where shares of the Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the shares of Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder will also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

      (b) Immediately prior to any redemption of shares of Series A Preferred Stock, the Corporation will pay, in cash, any accrued and unpaid dividends through the redemption date, unless a redemption date falls after a Record Date and prior to the corresponding payment date, in which case each holder of shares of Series A Preferred Stock at the close of business on such Record Date will be entitled to the dividend payable on such shares on the corresponding payment date notwithstanding the redemption of such shares before such payment date.

      (c) Within one hundred twenty (120) days after timely delivery of the Redemption Notice, the Corporation shall purchase, and the holders of the Series A Preferred Stock shall sell, all or a portion of the shares of Series A Preferred Stock. Such purchase of the shares of Series A Preferred Stock shall take place at times and places mutually agreeable to the Corporation and the holders of a majority of the shares of Series A Preferred Stock being redeemed (the "Redemption Closing").

      (d) At the Redemption Closing, the holders of Series A Preferred Stock shall deliver to the Corporation certificates representing the shares of Series A Preferred Stock to be sold to the Corporation; and the Corporation shall deliver to each such holder the Series A Redemption Price for each share of Series A Preferred Stock to be sold to the Corporation (by cashier's or certified check or by wire transfer of immediately available funds to an account designated by such holder) at the Redemption Closing, together with a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered which are not to be redeemed at such Redemption Closing.

      (e) All notices and other communications provided for in Section 5 shall be dated and in writing and shall be deemed to have been duly given (i) on the date of delivery, if delivered personally, or by telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt, (ii) on the first business day following deposit with a recognized overnight courier service, or (iii) seven (7) days after mailing, if sent by registered or certified mail, return receipt requested, postage prepaid, in each case, to the party to whom it is directed. If the notice is being delivered to a holder of Series A Preferred Stock, it shall be sent to the address or telecopier number for such holder as shown on the Corporation's books and records.

   6. Voting Rights. Except as otherwise required by law or the Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall not be entitled to vote on any matters submitted to a vote of the stockholders of the Corporation.

   7. Relative Rights. The shares of Series A Preferred Stock shall not have any powers, designations, preferences, or relative, participating, optional or other rights or qualifications, limitations or restrictions except as set forth herein.

   8. Notices. Except as expressly provided hereunder, all notices and other communications to be given or delivered by reason of the provisions of this Certificate of Designation shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid), mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, a transmittal via facsimile, an electronic mail (with request for immediate confirmation of receipt in a manner customary for communications of such type and with physical delivery of the communication being made by one of the other means specified in this Section 8 as promptly practicable thereafter). Such notices and other communications shall be addressed (1) in the case of a holder of the Series A Preferred Stock, to his or its address as is designated in writing from time to time by such holder, and (2) in the case of the Corporation, to its principal corporate or principal operating officer.

   IN WITNESS WHEREOF, the Corporation has caused the foregoing certificate to be signed on December 31, 2003.





                                      AMERICAN BUSINESS FINANCIAL SERVICES,
                                      INC.

                                      By: /s/ Anthony J. Santilli
                                          --------------------------------------
                                      Name:  Anthony J. Santilli
                                      Title: Chairman, Chief Executive Officer
                                             & President

===============================================================================


                                  $80,000,000




                                    ABFS(SM)
                      AMERICAN BUSINESS FINANCIAL SERVICES




                             ---------------------
                               OFFER TO EXCHANGE
                             ---------------------


               UP TO $40,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF
                    SENIOR COLLATERALIZED SUBORDINATED NOTES
                                     AND/OR
                        UP TO 80,000,000 SHARES OF 10.0%
                    SERIES A CONVERTIBLE PREFERRED STOCK FOR
                    UP TO $80,000,000 IN AGGREGATE PRINCIPAL
                       AMOUNT OF INVESTMENT NOTES ISSUED
                             PRIOR TO MAY 15, 2004

                                DECEMBER 1, 2004



   In order to tender, a holder must send or deliver a properly completed and signed letter of transmittal and any other required documents to the exchange agent at one of the addresses set forth below.

   The exchange agent for this exchange offer is: American Business Financial Services, Inc.

   For hand delivery, registered mail or overnight courier:
   American Business Financial Services, Inc.
   Attn: Exchange Agent
   The Wanamaker Building
   100 Penn Square East
   Philadelphia, PA 19107

   For regular mail:
   American Business Financial Services, Inc.
   Attn: Exchange Agent
   P.O. Box 11716
   Philadelphia, PA 19101-9928
   Telephone: 1-800-597-7004









===============================================================================